Filed by Smurfit Kappa Group plc
(Commission File No. 333-178633)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: WestRock Company
(Commission File No. 001-38736)

THIS CIRCULAR AND THE ACCOMPANYING FORMS OF PROXY FOR THE SHAREHOLDER MEETINGS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this Circular or the action you should take, you are recommended to seek your own personal financial advice as soon as possible from your stockbroker, bank, solicitor, accountant or other appropriate independent professional financial adviser (being, in the case of Smurfit Kappa Shareholders in Ireland, an organisation or firm authorised or exempted under the Investment Intermediaries Act, 1995 of Ireland (as amended) or the European Union (Markets in Financial Instruments) Regulations 2017 (as amended) or, in the case of Smurfit Kappa Shareholders in the United Kingdom, an adviser authorised pursuant to the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser if you are in a territory outside Ireland or the United Kingdom).

Capitalised terms used in this Circular are defined in Part XI (Definitions) of this Circular.

Except where stated otherwise or where the context otherwise requires, where the term “Smurfit Kappa Shareholder” is used in this Circular, it refers to a holder of equity securities of Smurfit Kappa regardless of whether the equity securities are traded on the LSE’s main market for listed securities in the form of Smurfit Kappa CDIs or quoted on Euronext Dublin in the form of Smurfit Kappa Shares. Similarly, where the term “Smurfit Kappa Share” is used in this Circular in relation to Smurfit Kappa, it includes Smurfit Kappa CDIs, where appropriate. Further, in this Circular, references to “Smurfit WestRock Shares” in the context of the admission to trading on the LSE’s main market for listed securities include any Smurfit WestRock DIs.

If you sell or have sold or otherwise transferred your entire holding of Smurfit Kappa Shares, please send this Circular, together with the accompanying Forms of Proxy for the Shareholder Meetings, as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws or regulations in such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of Smurfit Kappa Shares, you should retain this Circular and the accompanying Forms of Proxy and immediately consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

A Prospectus relating to the admission of the Smurfit WestRock Shares to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities, and a US Registration Statement pursuant to which the offer and sale of Smurfit WestRock Shares to WestRock Shareholders pursuant to the Merger have been registered pursuant to the US Securities Act, have, in addition to this Circular, been published on Smurfit Kappa’s website, at www.smurfitkappa.com/investors/meetings2024. This Circular should be read in conjunction with the Prospectus and US Registration Statement. This Circular, the Prospectus and the US Registration Statement will also be available on request from Smurfit Kappa. To request copies, please contact Smurfit Kappa by phone on +353 1 202 7000. Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and England).

This Circular is not a prospectus, and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination.

The distribution of this Circular and/or the accompanying documents (in whole or in part) in jurisdictions other than the United Kingdom or Ireland may be restricted by the laws of those jurisdictions and therefore persons into whose possession this Circular comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

SMURFIT KAPPA GROUP PLC
(incorporated and registered in Ireland under the Irish Companies Act with registered number 433527)

Proposed Combination of
Smurfit Kappa and WestRock

Proposed acquisition of Smurfit Kappa Group plc by Smurfit WestRock to be effected by means of a Scheme of Arrangement under Section 450 of the Companies Act 2014 of Ireland

and

Proposed merger of Sun Merger Sub, LLC (a wholly-owned subsidiary of Smurfit WestRock) with and into WestRock Company

Circular to Smurfit Kappa Shareholders and Explanatory Statement under Section 452 of the Companies Act 2014 of Ireland

Notice of Scheme Meeting

and

Notice of Extraordinary General Meeting

This Circular should be read as a whole. Your attention, in particular, is drawn to the letter from the Chair, which is set out on pages 21 to 39 of this Circular and which contains the unanimous recommendation of the Smurfit Kappa Board that you vote in favour of the Resolutions to be proposed at the Shareholder Meetings referred to below. Your attention is also drawn in particular to the risk factors set out in Part II (Risk Factors) of this Circular.

Notice of an Irish High Court convened shareholder meeting (the “Scheme Meeting”) to be held at 10:00 a.m. on 13 June 2024 in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland is set out at page 228 of this Circular.

Notice convening an Extraordinary General Meeting (the “EGM”) to be held at 10:15 a.m. on 13 June 2024, or if later, as soon as possible following the conclusion or adjournment of the Scheme Meeting in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland is also set out at page 232 of this Circular.

A Form of Proxy for use at the Scheme Meeting and a Form of Proxy for use at the EGM are enclosed (the “Forms of Proxy”, and each a “Form of Proxy”). To be valid, Forms of Proxy, completed in accordance with the instructions printed thereon, must be returned to the Company Registrar of Smurfit Kappa, Computershare Investor Services (Ireland) Limited, P.O. Box 13030, Dublin 24, Ireland (if delivered by post) or to Computershare Investor Services (Ireland) Limited, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland (if delivered by hand) by (i) no later than 10:00 a.m. on 11 June 2024 in the case of the Scheme Meeting, and (ii) no later than 10:15 a.m. on 11 June 2024 in the case of the EGM (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting).

Alternatively, Smurfit Kappa Shareholders may appoint a proxy electronically, by visiting the website of the Company Registrar of Smurfit Kappa at www.eproxyappointment.com; to do this, Smurfit Kappa Shareholders will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy.

Electronic proxy voting by Euroclear Nominees Limited in respect of the ordinary shares registered in the name of Euroclear Nominees Limited as nominee for Euroclear Bank may also occur through the use of a secured mechanism to exchange electronic messages as agreed by the Company with Euroclear Bank.

Persons who hold their interests in Smurfit Kappa Shares as Belgian Law Rights through the Euroclear system or as CDIs through the CREST System should consult with their stockbroker or other intermediary at the earliest opportunity for further information on the processes and timelines for submitting proxy votes for the AGM through the respective systems.

For voting services offered by custodians holding Irish corporate securities directly with Euroclear Bank, please contact your custodian. All proxy voting instructions (whether submitted directly or through the Euroclear or (via a holding of CDIs) CREST Systems) must be received by the Company’s Registrar not less than 48 hours before the time appointed for the relevant meeting or any adjournment of that meeting. However, persons holding through the Euroclear or (via a holding of CDIs) CREST Systems will also need to comply with any additional voting deadlines imposed by the respective service offerings. Again, all persons affected are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

Citi, which is authorised by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting as financial adviser and sponsor to Smurfit Kappa and no one else in connection with the Combination. PJT Partners, which is authorised and regulated by the FCA in the United Kingdom, is acting as financial adviser to Smurfit Kappa and no one else in connection with the Combination and matters described in the Circular. In connection with such matters, Citi and PJT Partners, their affiliates and their respective directors, officers, employees and agents will not regard any other person (whether or not a recipient of this Circular) as their client, nor will they be responsible to anyone other than Smurfit Kappa for providing the protections afforded to their clients or for providing advice in relation to the Combination, the contents of this Circular or any transaction arrangement or other matter referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Citi and PJT Partners by FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, Citi, PJT Partners and their respective affiliates, directors, officers, employees and advisers, accept no responsibility or liability whatsoever (directly or indirectly, whether in tort, statute or otherwise) for, and do not make any representation or warranty, express or implied, as to the contents of this Circular, including its accuracy, completeness or verification or for any other statement made or purported to be made in connection with Smurfit Kappa, WestRock, the Combined Group or the Combination, and nothing in this Circular is or shall be relied upon as a promise or representation in this respect, whether as to the past or future. Citi and PJT Partners accordingly disclaim to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this Circular or any such statement.

-i-

Important Additional Information

This Circular does not constitute a solicitation of any vote or approval of WestRock Shareholders. Smurfit WestRock has filed with the US SEC a registration statement on Form S-4 (Reg. No. 333-278185) (as amended and as may be further amended or supplemented from time to time, the “US Registration Statement”), which was declared effective by the US SEC on 26 April 2024, that includes a prospectus (the “US Prospectus”) relating to the offer and sale of Smurfit WestRock Shares to WestRock Shareholders pursuant to the Merger. In addition, on 26 April 2024, WestRock filed a separate definitive proxy statement with the US SEC with respect to the special meeting of WestRock Shareholders in connection with the Merger (as it may be amended or supplemented from time to time, the “US Proxy Statement”). WestRock commenced mailing of the US Proxy Statement to WestRock Shareholders on or about 1 May 2024. YOU ARE URGED TO READ THE US REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE US SEC IN CONNECTION WITH THE COMBINATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION, THE PARTIES TO THE COMBINATION, THE RISKS ASSOCIATED WITH THE COMBINATION AND RELATED MATTERS, INCLUDING INFORMATION ABOUT CERTAIN OF THE PARTIES’ RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND OTHER EMPLOYEES WHO MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE COMBINATION AND ABOUT THEIR INTERESTS IN THE SOLICITATION. The US Registration Statement, the US Prospectus, the US Proxy Statement and other documents filed by Smurfit Kappa, WestRock and Smurfit WestRock with the US SEC are available free of charge at the US SEC’s website at www.sec.gov. In addition, investors and shareholders or stockholders are able to obtain free copies of the US Registration Statement, the US Proxy Statement and other documents filed with the US SEC by WestRock online at ir.westrock.com/ir-home/, upon written request delivered to 1000 Abernathy Road, Atlanta, Georgia 30328, United States, or by calling +1 (770) 448-2193, and are able to obtain free copies of the US Registration Statement, the US Prospectus and other documents filed with the US SEC by Smurfit WestRock or Smurfit Kappa online at www.smurfitkappa.com/investors, upon written request delivered to Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by calling +353 1 202 7000. The contents of these websites, the US Registration Statement, the US Proxy Statement, the US Prospectus and other documents filed or to be filed with the US SEC are not incorporated into this Circular by reference and do not form part of this Circular.

The date of publication of this Circular is 14 May 2024.

-ii-

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	1

EXPECTED TIMETABLE OF PRINCIPAL EVENTS	7

FAQ REGARDING THE COMBINATION	8

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS	17

Part I Letter from the Chair	19

Part II Risk Factors	38

Part III Principal Terms and Conditions of the Combination	74

Part IV Changes to the corporate governance rules, securities laws AND company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination	108

Part V Settlement and Dealings in Smurfit WestRock Shares following the Combination	123

Part VI Summary of the Tax Consequences of the Combination	131

Part VII Unaudited Pro Forma Financial Information for the Combined Group	146

Part VIII Additional Information	160

Part IX Scheme of Arrangement Explanatory Statement	188

Part X Scheme of Arrangement	194

Part XI Definitions	203

Part XII Notice of Scheme Meeting	226

Part XIII Notice of Extraordinary General Meeting OF SMURFIT KAPPA GROUP PUBLIC LIMITED COMPANY	230

Part XIV PROFIT FORECASTS NO LONGER VALID	236

Part XV Historical Financial Statements of WestRock	F-1

Appendix i smurfit westrock plc constitution	A-1

-iii-

PRESENTATION OF INFORMATION

FORWARD-LOOKING STATEMENTS

This Circular, as well as oral statements made or to be made by Smurfit WestRock, Smurfit Kappa and WestRock, include certain “forward-looking statements” (including within the meaning of US federal securities laws) regarding the Combination and the listing of Smurfit WestRock, the rationale and expected benefits of the Combination (including, but not limited to, cost synergies), and any other statements regarding Smurfit WestRock’s, Smurfit Kappa’s and WestRock’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Statements included in this Circular that are not historical facts, including statements about the beliefs and expectations of the management of each of Smurfit WestRock, Smurfit Kappa and WestRock, are forward-looking statements. Words such as “may”, “will”, “could”, “should”, “would”, “anticipate”, “intend”, “estimate”, “project”, “plan”, “believe”, “expect”, “target”, “prospects”, “potential”, “commit”, “forecasts”, “aims”, “considered”, “likely”, “estimate” and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. While Smurfit WestRock, Smurfit Kappa and WestRock believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Smurfit WestRock, Smurfit Kappa and WestRock. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur. Actual results may differ materially from the current expectations of Smurfit WestRock, Smurfit Kappa and WestRock depending upon a number of factors affecting their businesses and risks associated with the successful execution of the Combination and the integration and performance of their businesses following the Combination. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include:

•	developments related to pricing cycles and volumes;

•	economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs;

•	reduced supply of raw materials, energy and transportation, including from supply chain disruptions and labour shortages;

•	intense competition;

•	risks related to international sales and operations;

•	failure to respond to changing customer preferences and to protect intellectual property;

•	results and impacts of acquisitions by Smurfit Kappa, WestRock or, following Completion, the Combined Group;

•	the amount and timing of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s capital expenditures;

•	evolving legal, regulatory and tax regimes;

•	changes in economic, financial, political and regulatory conditions in Ireland, the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (such as the COVID-19 pandemic), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent Irish, US or UK administrations;

•	the ability of Smurfit Kappa, WestRock or, following Completion the Combined Group, to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic;

•	the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets;

•	the potential impairment of assets and goodwill;

•	the scope, costs, timing and impact of any restructuring of operations and corporate and tax structure;

•	actions by third parties, including government agencies;

•	a Condition to the closing of the Combination may not be satisfied;

•	the occurrence of any event that can give rise to termination of the Combination;

•	a regulatory approval that may be required for the Combination is delayed, is not obtained in a timely manner or at all or is obtained subject to conditions that are not anticipated;

•	Smurfit WestRock may be unable to achieve the synergies and value creation contemplated by the Combination;

•	Smurfit WestRock’s availability of sufficient cash to distribute to Smurfit WestRock Shareholders in line with current expectations;

•	Smurfit WestRock may be unable to promptly and effectively integrate Smurfit Kappa’s and WestRock’s businesses;

•	failure to successfully implement strategic transformation initiatives;

•	each of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s management’s time and attention is diverted on issues related to the Combination;

•	disruption from the Combination makes it more difficult to maintain business, contractual and operational relationships;

•	significant levels of indebtedness;

•	credit ratings may decline following the Combination;

•	legal proceedings may be instituted against Smurfit WestRock, Smurfit Kappa or WestRock;

•	Smurfit Kappa, WestRock and, following Completion the Combined Group, may be unable to retain or hire key personnel;

•	the consummation of the Combination may have a negative effect on Smurfit Kappa’s or WestRock’s share prices, or on their operating results;

•	the risk that disruptions from the Combination will harm Smurfit Kappa’s or WestRock’s business, including current plans and operations;

•	certain restrictions during the pendency of the Combination that may impact Smurfit Kappa’s or WestRock’s ability to pursue certain business opportunities or strategic transactions;

•	Smurfit WestRock’s ability to meet expectations regarding the accounting and tax treatments of the Combination, including the risk that the Internal Revenue Service (the “IRS”) may assert that Smurfit WestRock should be treated as a US corporation or be subject to certain unfavourable US federal income tax rules under Section 7874 of the Code as a result of the Combination; and

•	other factors such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of regulators and other factors such as changes in the political, social and regulatory framework in which the Combined Group will operate or in economic or technological trends or conditions.

Consequently, all of the forward-looking statements Smurfit WestRock, Smurfit Kappa and WestRock make in this Circular are qualified by the information contained in this Circular, including, but not limited to, (i) the information under this heading, (ii) the information discussed in Part II (Risk Factors) of this Circular.

None of Smurfit WestRock, Smurfit Kappa, WestRock or any of their respective associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this Circular will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with its legal or regulatory obligations (including under the UK Prospectus Regulation, the Listing Rules and the DTRs, the Prospectus Regulation Rules, the UK Market Abuse Regulation and other applicable regulations), Smurfit Kappa is under no obligation, and Smurfit Kappa expressly disclaims any intention or obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this paragraph or anywhere else in this Circular should be construed as qualifying the statement in respect of the Combined Group’s working capital set out in paragraph 9 of Part VIII (Additional Information) of this Circular. Information in this Circular will be updated as required by the Prospectus Regulation Rules, the Listing Rules and the DTRs, as appropriate.

SYNERGIES INFORMATION

Statements of identified synergies and estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties and contingencies. As a consequence, the identified synergies and estimated cost savings referred to in this document may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise stated:

•	financial information included in this Circular relating to Smurfit Kappa has been extracted without material adjustment from the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023 (the “Smurfit Kappa Annual Financial Statements”), prepared in accordance with US GAAP, which have been published by Smurfit Kappa on or around the date of this Circular; and

•	financial information included in this Circular relating to WestRock has been extracted without material adjustment from the audited consolidated financial statements of WestRock for the financial years ended 30 September 2021 (the “WestRock 2021 Annual Financial Statements”), 30 September 2022 (the “WestRock 2022 Annual Financial Statements”) and 30 September 2023 (the “WestRock 2023 Annual Financial Statements”, and together with the WestRock 2021 Annual Financial Statements and the WestRock 2022 Annual Financial Statements, the “WestRock Annual Financial Statements”), or from the unaudited, interim consolidated financial statements of WestRock as at and for the three months ended 31 December 2023 (the “WestRock Q1 Financial Statements”) or as at and for the three and six months ended 31 March 2024 (the “WestRock H1 Financial Statements”, and together with the WestRock Q1 Financial Statements and the WestRock Annual Financial Statements, the “WestRock Financial Statements”), each of which is included in Part XV (Historical Financial Statements of WestRock) of this Circular.

Where information in this Circular has been extracted from the audited consolidated financial statements of Smurfit Kappa or the audited consolidated financial statements of WestRock, the information is audited unless otherwise stated. Where information has been extracted from the unaudited, interim consolidated financial statements of WestRock, the information is unaudited.

Unless otherwise indicated, financial information in this document relating to Smurfit Kappa and WestRock has been prepared in accordance with US GAAP.

PRO FORMA FINANCIAL INFORMATION

In this Circular, any reference to pro forma financial information is to information which has been extracted without material adjustments from the unaudited pro forma financial information contained in Part VII (Unaudited Pro Forma Financial Information for the Combined Group). The unaudited pro forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the Combined Group’s actual financial position or results.

CURRENCIES

Unless otherwise indicated, all references in this Circular to “US dollars”, “USD”, “US$” or “$” are to the lawful currency of the United States; references to “sterling”, “GBP”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “EUR”, “euro” or “€” are to the official currency of the Eurozone; and references to “R$” are to the lawful currency of Brazil.

ROUNDING

Certain figures contained in this Circular, including financial, statistical and operating information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or row in tables contained in this Circular may not conform exactly to the total figure given for that column or row.

NON-US GAAP MEASURES

This Circular references Adjusted EBITDA and Consolidated Adjusted EBITDA, which are non-US GAAP measures. These measures are not defined under US GAAP and are presented in this Circular because Smurfit Kappa believes that they provide additional meaningful financial information that may be relevant when assessing the ongoing performance of Smurfit Kappa or WestRock, as applicable. These non-US GAAP financial measures are not intended to be considered in isolation of, as a substitute for, superior to or as an alternative to Smurfit Kappa’s and WestRock’s respective US GAAP results. These non-US GAAP financial measures may differ from similarly captioned measures presented by other companies.

MARKET AND INDUSTRY INFORMATION

Market data and certain industry forecasts used in this Circular were obtained from internal surveys, reports and studies, where appropriate, as well as market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy or completeness of such information is not guaranteed. Similarly, internal surveys, reports and studies and market research, while believed by Smurfit Kappa to be reliable and accurately extracted by Smurfit Kappa for the purposes of this Circular, have not been independently verified and Smurfit Kappa makes no representation as to the accuracy of such information.

TIME

All references in this Circular to times are to UK and Irish times, unless otherwise stated.

DEFINITIONS

Capitalised terms used in this Circular have the meaning ascribed to them in Part XI (Definitions) of this Circular.

NO OFFER OF SECURITIES

This Circular does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to sell, dispose of, purchase, acquire or subscribe for, any security, including any Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination. In particular, the issuance of the Smurfit WestRock Shares in connection with the Combination to Smurfit Kappa Shareholders has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued in connection with the Combination to Smurfit Kappa Shareholders will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the Scheme by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorised governmental entity, after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to authorise the Scheme, the Irish High Court will consider at the Irish Court Hearing whether the terms and conditions of the Scheme are fair to Scheme Shareholders. The Irish High Court will fix the date and time for the Irish Court Hearing. If the Irish High Court approves the Scheme, its approval will constitute the basis for the Smurfit WestRock Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act. The Smurfit WestRock Shares issued pursuant to Section 3(a)(10) of the US Securities Act will be freely transferable under US federal securities laws, except by any Smurfit Kappa Shareholder who may be deemed an “affiliate” for purposes of Rule 144 of the US Securities Act of Smurfit WestRock after Completion.

In the event that Smurfit WestRock Shares are in fact held by affiliates of Smurfit WestRock, those holders may resell the Smurfit WestRock Shares (a) in accordance with the provisions of Rule 144 under the US Securities Act or (b) as otherwise permitted under the US Securities Act. Rule 144 generally provides that “affiliates” of Smurfit WestRock may not sell securities of Smurfit WestRock received in connection with the Combination unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding Smurfit WestRock Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the notice of sale required under Rule 144, provided that the sales are made in unsolicited, open market “brokers’ transactions” and that current public information on Smurfit WestRock is available.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This Circular does not constitute a solicitation of any vote or approval of WestRock Shareholders. However, under US SEC rules, Smurfit Kappa, WestRock, Smurfit WestRock, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Combination.

Information about (i) WestRock’s directors is set forth in the section entitled “Board Composition” on page 8 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023 and (ii) WestRock’s executive officers is set forth in the section entitled “Executive Officers” on page 141 of WestRock’s Annual Report on Form 10-K (the “WestRock 2023 Annual Report”) filed with the US SEC on November 17, 2023. Information about the compensation of WestRock’s directors for the financial year ended 30 September 2023 is set forth in the section entitled “Director Compensation” starting on page 19 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Information about the compensation of WestRock’s executive officers for the financial year ended 30 September 2023 is set forth in the section entitled “Executive Compensation Tables” starting on page 38 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the US Securities Act) are disclosed in the section entitled “Certain Relationships and Related Person Transactions” on page 20 of WestRock’s proxy statement on Schedule 14A filed with the US SEC on December 13, 2023. Information about the beneficial ownership of WestRock’s securities by WestRock’s directors and named executive officers as of 22 April 2024 is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of WestRock” starting on page 277 of each of the US Proxy Statement and the US Prospectus. As of 22 April 2024, none of the participants (within the meaning of Rule 13d-3 under the US Exchange Act) owned more than 1% of WestRock Shares. Other information regarding certain participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise are contained in the section entitled “Interests of WestRock’s Directors and Executive Officers in the Combination” beginning on page 139 of each of the US Prospectus and the US Proxy Statement.

Information about Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Board of Directors,” starting on page 112 of Smurfit Kappa’s 2023 Annual Report (the “Smurfit Kappa 2023 Annual Report”) published on Smurfit Kappa’s website on 15 March 2024 which was filed with the FCA on 15 March 2024 and Euronext Dublin in Ireland on 15 March 2024. Information about the compensation of Smurfit Kappa executive officers and directors is set forth in the remuneration report starting on page 129 of the Smurfit Kappa 2023 Annual Report. Transactions with related persons (as defined under Paragraph 24 of the International Accounting Standards) are disclosed in the subsection entitled “Related Party Transactions” to the section entitled “Notes to the Consolidated Financial Statements,” on page 223 of the Smurfit Kappa 2023 Annual Report. Information about the beneficial ownership of Smurfit Kappa’s securities by Smurfit Kappa’s directors and executive officers is set forth in the section entitled “Executive Directors’ Interests in Share Capital at 31 December 2023,” on page 147 of the Smurfit Kappa 2023 Annual Report.

Information about the expected beneficial ownership of Smurfit WestRock securities by the individuals who are expected to be executive officers and directors of Smurfit WestRock at Completion is set forth in the section entitled “Security Ownership of Certain Beneficial Holders, Directors and Management of Smurfit WestRock” beginning on page 279 of each of the US Prospectus and the US Proxy Statement. Information required by Item 402 of the SEC’s Regulation S-K with respect to the executive officers of Smurfit WestRock who served as executives of Smurfit Kappa during Smurfit Kappa’s fiscal year 2023, as well as a description of certain post-Completion compensation arrangements that are expected to apply to the executive officers of Smurfit WestRock, is set forth in the section entitled “Executive Compensation” beginning on page 327 of each of the US Prospectus and the US Proxy Statement.

NO PROFIT FORECASTS OR ESTIMATES

No statement in this Circular is intended to be or is to be construed as a profit forecast or estimate for any period and no other statement in this Circular should be interpreted to mean that earnings or earnings per share for Smurfit Kappa or WestRock for the current or future financial years, or those of the Combined Group, would necessarily match or exceed the historical published earnings or earnings per share for Smurfit Kappa or WestRock.

PROFIT FORECASTS NO LONGER VALID

Certain long-range, unaudited Projections (as defined in Part XIV (Profit Forecasts No Longer Valid) of this Circular) regarding Smurfit Kappa’s and WestRock’s future performance (in each case, on a stand-alone basis without giving effect to the Combination) have been included in the US Registration Statement and the US Proxy Statement. The requirement for the Projections to be included within the US Registration Statement and the US Proxy Statement arose in connection with certain opinions produced by each of Evercore and Lazard, WestRock’s financial advisers, on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. As part of that disclosure, WestRock was required to disclose the Projections in the US Registration Statement and the US Proxy Statement. For the reasons set out in Part XIV (Profit Forecasts No Longer Valid) of this Circular, Smurfit Kappa considers that the Projections are no longer valid and does not consider reassessment of the Projections to be necessary.

NO REPRESENTATIONS

The summary of the Transaction Agreement and its terms contained in this Circular has been included in order to provide investors with information regarding the principal terms of the Transaction Agreement and is qualified in its entirety by reference to the Transaction Agreement. Except for the status of the Transaction Agreement as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the transactions related thereto, the Transaction Agreement is not intended to be a source of factual, business or operational information about the parties. The representations, warranties and covenants made by the parties in the Transaction Agreement are made solely for the benefit of the parties to such agreement and are qualified, including by information in disclosure schedules that the parties exchanged in connection with the execution of such agreement. Representations and warranties may be used as a tool to promote disclosure and allocate risks between the parties, including where the parties do not have complete knowledge of all facts. Smurfit Kappa Shareholders are not third party beneficiaries under the Transaction Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterisations of the actual state of facts or conditions of Smurfit Kappa, WestRock, Smurfit WestRock or any of their affiliates or subsidiaries.

WEBSITES

The contents of Smurfit Kappa’s, WestRock’s or Smurfit WestRock’s websites, or of any website accessible via hyperlinks from Smurfit Kappa’s, WestRock’s or Smurfit WestRock’s websites, are not incorporated into, and do not form part of, this Circular.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Smurfit Kappa Shareholders should take note of the dates and times set forth in the table below in connection with the Combination. All times shown are UK and Irish times unless otherwise stated. These dates and times are indicative only and are subject to change, in accordance with the terms and conditions of the Combination, as described in this Circular.

Event	Expected time/date
US Registration Statement declared effective	26 April 2024
Publication of this Circular and the Prospectus	14 May 2024
Voting Record Time for the Scheme Meeting	6:00 p.m. on 9 June 2024
Voting Record Time for the EGM	6:00 p.m. on 9 June 2024
Latest time and date for receipt of Forms of Proxy from Smurfit Kappa Shareholders for the Scheme Meeting	10:00 a.m. on 11 June 2024
Latest time and date for receipt of Forms of Proxy from Smurfit Kappa Shareholders for the EGM	10:15 a.m. on 11 June 2024
Scheme Meeting	10:00 a.m. on 13 June 2024
EGM	10:15 a.m. on 13 June 2024, or if later, as soon as possible following the conclusion or adjournment of the Scheme Meeting
WestRock Special Meeting	9:00 a.m. (New York City Time) on 13 June 2024
Last day of trading in Smurfit Kappa Shares on Euronext Dublin	2 July 2024
Irish Court Hearing in respect of Court Order and Court Order obtained	11:00 a.m. on 2 July 2024
Suspension of trading in Smurfit Kappa Shares on Euronext Dublin	5:00 p.m. on 2 July 2024
Last day for settlement of final trades placed on Euronext Dublin	4 July 2024
Scheme Record Time	5:00 p.m. (New York City Time) on 5 July 2024
Scheme Effective Date, Completion	5 July 2024
Smurfit WestRock Shares issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination	After 5:00 p.m. (New York City Time) on 5 July 2024
Delisting of Smurfit Kappa Shares from the Official List of Euronext Dublin and cancellation of admission to trading on the Euronext Dublin Market	8:00 a.m. on 8 July 2024
Delisting of Smurfit Kappa Shares from the Official List of the FCA and cancellation of admission to trading on the LSE’s main market for listed securities	8:00 a.m. on 8 July 2024
Expected admission and commencement of dealings in Smurfit WestRock Shares on the LSE	8:00 a.m. on 8 July 2024
Expected admission and commencement of dealings in Smurfit WestRock Shares on the NYSE	9:30 a.m. (New York City Time) on 8 July 2024
Expected crediting of Depositary Interests to CREST Participant accounts	By or around 2:00 p.m. on 8 July 2024
End Date (1)	12 September 2024

Note:

(1)	The End Date is subject to extension until 12 March 2025 pursuant to the terms of the Transaction Agreement in circumstances where certain regulatory approvals and consents remain outstanding when all other Conditions have been satisfied or waived (other than (a) those Conditions that by their nature can only be satisfied on the date on which the Scheme is sanctioned at the Irish Court Hearing, but subject to those Conditions being able to be satisfied or having been waived and (b) the Conditions set forth in clause 8.1(a) and clause 8.1(b)(iv) of the Transaction Agreement).

The above dates are indicative only and assume that the requisite regulatory clearances and consents have been obtained and the other Conditions have been satisfied before the date estimated for Completion. The expected dates will depend, among other things, on the timing of the satisfaction or waiver of all the Conditions. If any of the above times and/or dates change, the revised times and/or dates will be notified by announcement through a Regulatory Information Service.

Smurfit Kappa will make appropriate announcements to a Regulatory Information Service promptly after the Scheme Meeting and EGM giving details of the results thereof, and on or around Completion, Smurfit WestRock will give details of the number of Smurfit WestRock Shares that have been issued to Smurfit Kappa Shareholders and WestRock Shareholders in connection with the Combination.

FAQ REGARDING THE COMBINATION

The following questions and answers are intended to address briefly some commonly asked questions regarding the Combination and the Shareholder Meetings (which includes the Scheme Meeting and the EGM). These questions and answers only highlight some of the information contained in this Circular. They may not contain all the information that is important to you. You should read carefully this entire Circular to understand fully the Combination and the voting procedures for the Shareholder Meetings. Defined terms used in this FAQ shall have the meaning given to them in Part XI (Definitions) of this Circular.

GENERAL

What is the Combination and why am I receiving this Circular?

On 12 September 2023, the Smurfit Kappa Board and the WestRock Board announced they had reached agreement on the terms of the proposed Combination. Under the terms of the Transaction Agreement, at Completion (i) Smurfit WestRock (an Irish-incorporated holding company) will acquire the entire issued share capital of Smurfit Kappa by means of a Scheme of Arrangement under Section 450 of the Irish Companies Act; and (ii) Merger Sub will be merged with and into WestRock, following which the separate corporate existence of Merger Sub will cease, with WestRock continuing as the Surviving Corporation, such that following the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Smurfit WestRock.

On Completion, it is anticipated that Smurfit Kappa Shareholders will own approximately 50.3% of Smurfit WestRock and WestRock Shareholders will own approximately 49.7% of Smurfit WestRock, based on the number of shares outstanding of both Smurfit Kappa and WestRock as at the Latest Practicable Date.

Smurfit Kappa is convening the Scheme Meeting in order to obtain shareholder approval of the Scheme Resolution to approve the Scheme of Arrangement, as further described in the Circular in Part IX (Scheme of Arrangement Explanatory Statement) and Part X (Scheme of Arrangement). If Smurfit Kappa obtains the necessary shareholder approval of the Scheme Resolution to approve the Scheme of Arrangement, immediately thereafter, Smurfit Kappa will convene the EGM in order to obtain shareholder approval of the EGM Resolutions.

WestRock is convening the WestRock Special Meeting in order to obtain shareholder approval of the Transaction Agreement, as further described in this Circular.

The Scheme of Arrangement and Merger cannot proceed unless the requisite Smurfit Kappa and WestRock approvals are obtained at the respective shareholder meetings.

What are the some of the key terms of the Combination?

Smurfit Kappa Shareholders will receive one Smurfit WestRock Share for each Smurfit Kappa Share (excluding any Designated Smurfit Kappa Shares) issued and outstanding immediately prior to the Scheme Effective Time.

Under the terms of the Transaction Agreement, for each WestRock Share issued and outstanding immediately prior to the Merger Effective Time (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and excluding Dissenting Shares) the WestRock Shareholders will receive (without interest and less applicable withholding taxes) one validly issued, fully paid and non-assessable Smurfit WestRock Share and $5.00 in cash.

From and after the Merger Effective Time, all such WestRock Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of WestRock Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor and any dividends or other distributions declared by the WestRock Board for such WestRock Shares having a record date prior to the Merger Effective Time and which remain unpaid as of the Merger Effective Time, upon surrender of such WestRock Shares in accordance with the Transaction Agreement, together with any amounts that such holder has the right to receive in respect of dividends or other distributions under the relevant terms of the Transaction Agreement. All WestRock Shares owned by WestRock, any subsidiary of WestRock, Smurfit Kappa, Merger Sub or any of their respective subsidiaries (excluding Dissenting Shares) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Following the Combination, Smurfit WestRock will be an Irish incorporated public limited company. Smurfit WestRock’s global headquarters will be located in Dublin, Ireland, at the current site of the Smurfit Kappa headquarters. Smurfit WestRock’s North and South American operations will be headquartered at facilities in Atlanta, Georgia, United States.

See Part III (Principal Terms and Conditions of the Combination) of this Circular for further information in relation to the Transaction Agreement and the Combination.

What is the End Date?

The “End Date” used throughout this Circular and the Transaction Agreement refers to 12 September 2024 (and is subject to extension until 12 March 2025, in accordance with the Transaction Agreement) and means the date on which (i) certain transaction steps need to be completed by (including, among others, the Scheme and the Merger) and (ii) the necessary Conditions (as defined in the Transaction Agreement) being satisfied or waived (as appropriate). If those certain transaction steps are not completed or Conditions not satisfied/waived (as appropriate) by the “End Date”, then the Transaction Agreement can be terminated (in accordance with its terms) and the Combination would not proceed.

Who will be on the Smurfit WestRock Board?

Following Completion:

•	The Smurfit WestRock Board will consist of 14 directors, eight of whom will be Smurfit Kappa Designees and six of whom will be WestRock Designees. The Smurfit Kappa Designees will be Irial Finan, Anthony Smurfit, Ken Bowles, Carol Fairweather, Mary Lynn Ferguson-McHugh, Kaisa Hietala, Lourdes Melgar and Jørgen Buhl Rasmussen. The WestRock Designees will be Colleen F. Arnold, Timothy J. Bernlohr, Terrell K. Crews, Suzan F. Harrison, Dmitri L. Stockton and Alan D. Wilson.

•	The current Chair of the Smurfit Kappa Board, Irial Finan, will serve as Chair of the Smurfit WestRock Board.

•	Smurfit Kappa’s current Group Chief Executive Officer, Anthony Smurfit, will serve as President and Group Chief Executive Officer of Smurfit WestRock, and Smurfit Kappa’s current Group Chief Financial Officer, Ken Bowles, will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock. Anthony Smurfit and Ken Bowles will serve as the only executive officers on the Smurfit WestRock Board.

Will there be a change in listing venue of my Smurfit Kappa Shares?

The Smurfit Kappa Shares are currently (i) listed on the premium listing segment of the Official List of the FCA and admitted to trading on the LSE’s main market for listed securities; and (ii) listed on the Official List of Euronext Dublin and admitted to trading on the Euronext Dublin Market.

It is expected that, subject to Completion, the Smurfit Kappa Shares (i) will be delisted from the Official List of Euronext Dublin and will cease trading on the Euronext Dublin Market, and (ii) will be delisted from the premium listing segment of the Official List of the FCA and will cease trading on the LSE’s main market for listed securities. For information on the expected Combination timetable, see the section entitled “Expected Timetable of Principal Events” of this Circular.

As further detailed below, on Completion you will no longer hold Smurfit Kappa Shares, but rather shares in the Combined Group in the form of Smurfit WestRock Shares. Applications will be made to the NYSE, the FCA and the LSE, as applicable, for the Smurfit WestRock Shares to be: (i) approved for listing on the NYSE; and (ii) admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities. It should also be noted that, subject to the FCA’s proposed new Listing Rules (as proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which are currently in draft form for consultation purposes) (the “Draft New UK Listing Rules”) being implemented by the FCA in their current form and taking effect at the relevant time following Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Circular, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Smurfit WestRock, WestRock and Smurfit Kappa will use their respective reasonable best efforts to seek inclusion of the Smurfit WestRock Shares (including those Smurfit WestRock Shares issued in connection with the Smurfit WestRock DIs) in an S&P Index after the Merger Effective Time.

When will the Combination complete?

The Combination is expected to complete in early July 2024. However, no assurance can be provided as to when or if the Combination will be completed. For more information on the expected Combination timetable, see the section entitled “Expected Timetable of Principal Events” of this Circular.

The required vote of the shareholders of Smurfit Kappa and WestRock to adopt the required shareholder proposals at their respective meetings, as well as the necessary regulatory consents and approvals (including approval by the Irish High Court of the Scheme of Arrangement), must first be obtained and other conditions specified in the Transaction Agreement (and further described in Part III (Principal Terms and Conditions of the Combination) of this Circular) must be satisfied or, to the extent applicable, waived.

What will be the relationship between Smurfit Kappa, WestRock and Smurfit WestRock after the proposed Combination?

After Completion, Smurfit Kappa and WestRock will each be a separate wholly-owned subsidiary of Smurfit WestRock, with the Smurfit WestRock Shares being listed on the NYSE and the LSE.

SCHEME MEETING AND EGM

What is a Scheme of Arrangement?

A “scheme” or a “scheme of arrangement” is an Irish statutory procedure pursuant to the Irish Companies Act under which the Irish High Court may approve, and thus bind, a company to an arrangement with some or all of its shareholders.

In the context of the Combination, the Scheme involves the transfer of all of the shares of Smurfit Kappa (other than Designated Smurfit Kappa Shares) which are not already owned by Smurfit WestRock or any of its affiliates, and the payment by Smurfit WestRock to the applicable Scheme Shareholders in consideration of that transfer. Smurfit WestRock Shares are then issued to the Scheme Shareholders. See Part IX (Scheme of Arrangement Explanatory Statement) of this Circular for a more detailed description of the Scheme.

When and where will the Shareholder Meetings be held?

The Scheme Meeting of Smurfit Kappa will be held on 13 June 2024 at 10:00 a.m. in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83.

The EGM of Smurfit Kappa will be held on 13 June 2024 at 10:15 a.m. in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83.

What proposals are being sought at the Scheme Meeting and the EGM, and what shareholder votes are required to approve the proposals?

Scheme Meeting

Smurfit Kappa Shareholders are being asked to vote on a proposal to approve the Scheme at both the Scheme Meeting and at the EGM (as well as an additional proposal being presented at the EGM), as set out below. However, the vote required for such proposal is different at each of the Scheme Meeting and the EGM. As set out in full under Part IX (Scheme of Arrangement Explanatory Statement) and Part X (Scheme of Arrangement) of this Circular, the approval required at the Scheme Meeting is three-fourths (75%) or more in value of the Smurfit Kappa Shares at the Voting Record Time (as defined in the Scheme), held by such holders, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) held no later than the End Date. Because the vote required to approve the proposal at the Scheme Meeting is based on votes properly cast at the Scheme Meeting, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on such proposal.

EGM

Resolution No.	EGM Resolution	Ordinary or Special Resolution?	Combination Conditioned on Approval of EGM Resolution?
1.	Approve the Combination, and any ancillary or associated agreements, and authorise the Smurfit Kappa Board to take all steps and enter all agreements and arrangements necessary, desirable or expedient to implement, or otherwise in connection with, the Combination.	Ordinary	Yes
2.	Subject to approval of the Scheme at the Scheme Meeting, approve the Scheme and authorise the Smurfit Kappa Board to take all such actions as it (or any duly authorised committee thereof) considers necessary or appropriate for carrying the Scheme into effect.	Ordinary	Yes
3.	Subject to and conditional upon Completion, approve (i) the cancellation of the listing of the Smurfit Kappa Shares on the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time), (ii) the cancellation of the trading of the Smurfit Kappa Shares on the LSE’s main market for listed securities, and (iii) the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and to trading on the LSE’s main market for listed securities.	Special	Yes
4.	Approve amendments to the articles of association of Smurfit Kappa so that any Smurfit Kappa Shares that are issued on or after the Voting Record Time to persons other than Smurfit WestRock or its nominees will either be subject to the terms of the Scheme or will be immediately and automatically acquired by Smurfit WestRock and/or its nominee(s) for the Scheme Consideration.	Special	Yes
5.	Approve, on a non-binding advisory basis, Smurfit WestRock being authorised to carry out a share capital reduction pursuant to which the entire amount (or such lesser amount as the directors of Smurfit WestRock may determine) standing to the credit of Smurfit WestRock’s share premium account resulting from the issuance of the Scheme Consideration pursuant to Smurfit Kappa Share Exchange (as provided for under the Scheme) and the Share Consideration pursuant to the Merger be cancelled and extinguished such that the reserve resulting from such cancellation be treated as profits available for distribution.	Ordinary (Non-Binding Advisory)	No

At the EGM, the requisite approval of each of the EGM Resolutions depends on whether it is:

▪	an “ordinary resolution” (EGM Resolutions 1, 2 and 5), which requires the approval of the holders of at least a majority of the votes cast by the holders of Smurfit Kappa Shares present and voting, either in person or by proxy; or

▪	a “special resolution” (EGM Resolutions 3 and 4), which requires the approval of the holders of at least 75% of the votes cast by the holders of Smurfit Kappa Shares present and voting, either in person or by proxy.

For all the EGM Resolutions, because the votes required to approve such resolutions are based on votes properly cast at the EGM, and because abstentions and broker non-votes are not considered votes properly cast, abstentions and broker non-votes, along with failures to vote, will have no effect on the EGM Resolutions.

Why are there two Smurfit Kappa shareholder meetings?

Two separate shareholder meetings must be held, the Scheme Meeting and the EGM. Both meetings are necessary to cause the Scheme and the EGM Resolutions to become effective.

At the Scheme Meeting, Scheme Shareholders will be asked to approve the Scheme for the purposes of satisfying the requirements of the Irish legislation upon which the Scheme is based. At the EGM, Smurfit Kappa Shareholders will also be asked to approve the Scheme, authorise the Smurfit Kappa Board to take whatever actions they deem necessary or appropriate for carrying the Scheme into effect and approve other related matters. Smurfit Kappa Shareholders will also be asked at the EGM to approve the other EGM Resolutions.

It is important that, for the Scheme Meeting, as many votes as possible are cast so that the Irish High Court may be satisfied that there is a fair representation of shareholder opinion when it is considering whether to sanction the Scheme.

YOU ARE THEREFORE STRONGLY URGED TO COMPLETE AND RETURN YOUR PROXY CARD FOR THE SCHEME MEETING AND THE EGM AS SOON AS POSSIBLE.

What constitutes a quorum?

The quorum for the Scheme Meeting shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares in Smurfit Kappa. It is anticipated that the Scheme Resolution shall be decided on a poll.

The quorum for the EGM is two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate member. It is anticipated that the EGM Resolutions shall be decided on a poll.

Why am I being asked to approve the Smurfit Kappa Distributable Reserves Proposal?

Under Irish law, dividends may be paid (and share repurchases and redemptions must generally be funded) only out of “distributable reserves”, which Smurfit WestRock will not have immediately following Completion. Smurfit Kappa Shareholders and WestRock Shareholders are therefore being asked to approve the creation of distributable reserves of Smurfit WestRock (through the reduction of the share premium account of Smurfit WestRock) in order to facilitate the ability to pay dividends (and repurchase or redeem shares) following Completion.

The approval of the Smurfit Kappa Distributable Reserves Proposal (or the WestRock Distributable Reserves Proposal, in the case of WestRock Shareholders) is not a condition to the consummation of the Combination. Accordingly, if Smurfit Kappa Shareholders approve the Scheme and EGM Resolutions 1, 2, 3 and 4 to be proposed at the EGM, but shareholders of Smurfit Kappa and/or WestRock do not approve the Smurfit Kappa Distributable Reserves Proposal and the WestRock Distributable Reserves Proposal, respectively, and the Combination is consummated, Smurfit WestRock may not have sufficient distributable reserves to pay dividends (or to repurchase or redeem shares) following the Combination unless and until Smurfit WestRock otherwise accumulates distributable reserves.

In addition, the creation of distributable reserves of Smurfit WestRock as proposed requires the approval of the Irish High Court. Although Smurfit Kappa is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court. Even if the proposal is approved by WestRock Shareholders, the Irish High Court may not exercise its discretion to approve the creation of the distributable reserves if it is not satisfied that there is sufficient support among WestRock Shareholders, particularly where the WestRock Distributable Reserves Proposal is not approved by more than 75% of the votes cast in respect of the resolution.

Further information in relation to the Smurfit Kappa Distributable Reserves Proposal and the WestRock Distributable Reserves Proposal can be found on pages 37 and 100 of this Circular.

What are the recommendations of the Smurfit Kappa Board regarding the proposals being put to a vote at the Scheme Meeting and the EGM?

The Smurfit Kappa Board considers the Combination and the Resolutions to be in the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and, accordingly, unanimously recommends that Smurfit Kappa Shareholders vote in favour of each of the Resolutions to be proposed at the Shareholder Meetings, as each member of the Smurfit Kappa Board intends to do, or procure to be done, in respect of their own beneficial holdings of, in aggregate, 1,661,323 Smurfit Kappa Shares, representing approximately 0.64% of the total number of voting rights in the Company as at the Latest Practicable Date.

The Smurfit Kappa Board unanimously recommends that Smurfit Kappa Shareholders vote:

•	“FOR” the Scheme of Arrangement at the Scheme Meeting;

•	“FOR” the Scheme of Arrangement at the EGM;

•	“FOR” the Combination at the EGM;

•	“FOR” (i) the cancellation of the listing of the Smurfit Kappa Shares on the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time); (ii) the cancellation of the trading of the Smurfit Kappa Shares on the LSE’s main market for listed securities; and (iii) the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and to trading on the LSE’s main market for listed securities at the EGM;

•	“FOR” the amendments to the articles of association of Smurfit Kappa at the EGM; and

•	“FOR”, on a non-binding advisory basis, the share capital reduction pursuant to which the entire amount (or such lesser amount as the directors of Smurfit WestRock may determine) standing to the credit of Smurfit WestRock’s share premium account is proposed to be cancelled and extinguished such that the reserve resulting from such cancellation be treated as profits available for distribution at the EGM.

Who is entitled to vote?

The Smurfit Kappa Board has fixed a Voting Record Time which is 6:00 p.m. on 9 June 2024. If you were a Smurfit Kappa Shareholder of record as of the Voting Record Time, you are entitled to receive notice of and to vote at the Scheme Meeting and the EGM and any adjournments thereof.

How many votes do I have?

You are entitled to one vote for each Smurfit Kappa Share that you own as of the Voting Record Time.

May I change my vote after I send in my proxy card?

You may change or cancel your voting instructions until shortly before the deadline for voting. Persons holding their interests through the EB System or CREST will need to comply with any additional voting practices and deadlines imposed by the respective service offerings. All relevant persons are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

What if I sell or otherwise transfer my Smurfit Kappa Shares before the Scheme Meeting and EGM?

If you sell or otherwise transfer your Smurfit Kappa Shares after the Voting Record Time, but before the Scheme Meeting and EGM, you will retain your right to vote at the Scheme Meeting and EGM, but will have transferred the right to receive the Scheme Consideration. In order to receive the Scheme Consideration, you must hold your Smurfit Kappa Shares through Completion.

What if I hold shares in both Smurfit Kappa and WestRock?

If you are a shareholder of both Smurfit Kappa and WestRock, you will receive two separate packages of proxy materials.

THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM SMURFIT KAPPA OR WESTROCK, OR SUBMIT A SEPARATE PROXY AS BOTH A SHAREHOLDER OF SMURFIT KAPPA AND WESTROCK.

Who can help answer my questions?

If you have questions about the Combination, or if you need assistance in submitting your proxy or voting your shares, you should contact Computershare Investor Services (Ireland) Limited by telephone on +353 1 447 5590 or by email to web.corres@computershare.co.uk. Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and the United Kingdom).

What actions must I take?

You will find enclosed with this Circular a Form of Proxy for use at the Scheme Meeting and a Form of Proxy for use at the EGM. Whether or not you intend to be present at the Shareholder Meetings in person, it is important that you complete each Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company Registrar of Smurfit Kappa, Computershare Investor Services (Ireland) Limited, P.O. Box 13030, Dublin 24, Ireland (if delivered by post) or to Computershare Investor Services (Ireland) Limited, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland (if delivered by hand).

Alternatively, you may appoint a proxy electronically, by visiting the website of the Company Registrar of Smurfit Kappa at www.eproxyappointment.com; to do this, you will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy.

Persons who hold their interests in Smurfit Kappa Shares as Belgian Law Rights through the Euroclear system or as CDIs through the CREST System, should consult with their stockbroker or other intermediary at the earliest opportunity for further information on the processes and timelines for submitting proxy votes through the respective systems.

Further instructions on how to appoint a proxy are set out in the notes to the Notice of Scheme Meeting and Notice of EGM, and on the Forms of Proxy.

All proxy appointments (including an electronic proxy appointment) must be received by the Company Registrar (i) no later than 10:00 a.m. on 11 June 2024 in the case of the Scheme Meeting, and (ii) no later than 10:15 a.m. on 11 June 2024 in the case of the EGM (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting). The completion and return of a Form of Proxy (including an electronic proxy appointment) will not prevent a Smurfit Kappa Shareholder from attending and voting in person at the Shareholder Meetings, or any adjournment thereof, should they wish to do so.

Persons holding through the Euroclear or (via a holding of CDIs) CREST Systems will also need to comply with any additional voting deadlines imposed by the respective service offerings. Again, all persons affected are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

SETTLEMENT AND TRADING

Does the proposed Combination affect my Smurfit Kappa Shares?

If Completion occurs, you will no longer hold Smurfit Kappa Shares, but instead Smurfit WestRock Shares. The number of Smurfit Kappa Shares you hold directly (or beneficially) will not change as a result of the proposed Combination, meaning that if you held 100 Smurfit Kappa Shares (directly or beneficially) at close of business immediately prior to the Scheme Effective Time, you will hold 100 Smurfit WestRock Shares (directly or beneficially) immediately following the Scheme Effective Time. The manner in which Smurfit Kappa Shareholders hold their interests in Smurfit WestRock Shares following the Scheme Effective Time will change depending on how they hold their interests in Smurfit Kappa Shares presently.

I am an uncertificated Smurfit Kappa Shareholder holding my interests through an EB Participant. How will I hold my Smurfit WestRock Shares after the proposed Combination?

See paragraph 3 of Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular.

I am an uncertificated Smurfit Kappa Shareholder holding CDIs through CREST and trading on the LSE. How will I hold my Smurfit WestRock Shares after the proposed Combination?

See paragraph 4 of Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular.

I am a certificated Smurfit Kappa Shareholder. How will I hold my Smurfit WestRock Shares after the proposed Combination?

See paragraph 6 of Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular.

Can I trade my Smurfit Kappa Shares between the date of this Circular and the Effective Time?

Yes. Smurfit Kappa Shares will continue to trade as normal during this period.

What if I sell all of my Smurfit Kappa Shares between the date of this Circular and the Voting Record Time?

If you are currently a Smurfit Kappa Shareholder but you sell all your Smurfit Kappa Shares before 6:00 p.m. on 9 June 2024 (the Voting Record Time for the Scheme Meeting and the EGM), you will not be entitled to attend or vote at the Scheme Meeting or the EGM, unless you purchase Smurfit Kappa Shares again before the Voting Record Time.

Following the Combination, can my new Smurfit WestRock Shares be moved between the UK and US if required?

Yes, it is expected that the Smurfit WestRock Shares will be listed on both the NYSE and the LSE, and so shareholders of Smurfit WestRock can choose to settle trades in their Smurfit WestRock Shares on the NYSE or the LSE as they see fit, and can hold their interests in the Smurfit WestRock Shares (i) via DIs held through the DI Custodian’s participant account in DTC, (ii) through another DTC Participant, or (iii) in ‘registered’ form. Shareholders of Smurfit WestRock who wish to move their holdings of Smurfit WestRock Shares following the Combination should contact their broker or the Transfer Agent (details below).

For questions in relation to the repositioning of Smurfit WestRock Shares between DTC (for trading on NYSE) and the DI service (for trading on LSE), please contact your appointed broker or the Transfer Agent. For assistance repositioning from CREST (as DIs) to DTC, via uk.globaltransactions@computershare.com. For assistance repositioning from DTC to CREST (as DIs), via us.globaltransactions@computershare.com.

How will the proposed Combination affect the stock exchange ticker symbol of the Smurfit Kappa Shares?

Following the Combination, you will no longer hold Smurfit Kappa Shares, but instead hold Smurfit WestRock Shares.

The Smurfit Kappa Shares will no longer be listed on the LSE or Euronext Dublin. Instead, the Smurfit WestRock Shares will be listed on the NYSE under the symbol “SW” and on the LSE under the symbol “SWR”.

What will be the International Securities Identification Number (ISIN) for the Smurfit WestRock Shares?

The ISIN for the Smurfit WestRock Shares (i.e., the 12 digit code that uniquely identifies the Smurfit WestRock Shares) will be IE00028FXN24.

TAX

Will I be liable to tax in Ireland, the United Kingdom or the United States as a result of the exchange of Smurfit Kappa Shares for Smurfit WestRock Shares pursuant to the Scheme?

Generally, you should not be liable to tax in Ireland, the United Kingdom or the United States as a result of the Scheme. However, tax matters can be complicated and the tax consequences of the Scheme to any particular Smurfit Kappa Shareholder will depend on such holder’s specific facts and circumstances. For further discussion, a summary of Irish, UK and US tax consequences of the Combination is set out at Part VI (Summary of the Tax Consequences of the Combination) of this Circular. This summary does not constitute tax advice and is intended only as a general guide.

ADMINISTRATIVE MATTERS RELATING TO THE SMURFIT WESTROCK SHARES

Who will be the share registrar for Smurfit WestRock following completion of the proposed Combination?

In preparation for the Combination, Smurfit Kappa appointed Computershare Ireland as its new Irish share registrar in place of Link Registrars Limited (“Link”), and Computershare Ireland will also act in this capacity for Smurfit WestRock.

Following Completion, the Smurfit WestRock Register of Members will be required to be maintained by a US SEC registered transfer agent (the “Transfer Agent”) and Smurfit WestRock will enter into certain arrangements with Computershare US for the provision of such services.

Presently, the appointment of Computershare Ireland as Irish share registrar will not result in any changes to the manner in which your Smurfit Kappa Shares are currently held but may result in some changes in the manner in which you manage your Smurfit Kappa Shares.

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors of Smurfit Kappa	Irial Finan	(Chair)
	Anthony Smurfit	(Group Chief Executive Officer)
	Ken Bowles	(Group Chief Financial Officer)
	Kaisa Hietala	(Senior Independent Non-Executive Director)
	Anne Anderson	(Non-Executive Director)
	Frits Beurskens	(Non-Executive Director)
	Carol Fairweather	(Non-Executive Director)
	Mary Lynn Ferguson-McHugh	(Non-Executive Director)
	James Lawrence	(Non-Executive Director)
	Lourdes Melgar	(Non-Executive Director)
	Jørgen Buhl Rasmussen	(Non-Executive Director)

Group Company Secretary of Smurfit Kappa	Gillian Carson-Callan

Registered Office of Smurfit Kappa	Beech Hill Clonskeagh Dublin 4 D04 N2R2 Ireland

Financial Adviser, Corporate Broker and Sponsor to Smurfit Kappa	Citigroup Global Markets Limited Citigroup Centre Canary Wharf 33 Canada Square London E14 5LB United Kingdom

Financial Adviser to Smurfit Kappa	PJT Partners (UK) Limited One Curzon Street London W1J 5HD United Kingdom

Legal Advisers to Smurfit Kappa as to Irish law	Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2 D02 R296 Ireland

Legal Advisers to Smurfit Kappa as to English law	Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom

Legal Advisers to Smurfit Kappa as to US law	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 United States

Legal Adviser to Sponsor	Norton Rose Fulbright LLP 3 More London Riverside London SE1 2AQ United Kingdom

Reporting Accountants and Auditors to Smurfit Kappa	KPMG 1 Stokes Place St Stephen’s Green Dublin 2 D02 DE03 Ireland

Auditors to WestRock	Ernst & Young LLP 55 Ivan Allen Jr Blvd NW Suite 1000 Atlanta, GA 30308 United States

Company Registrar of Smurfit Kappa	Computershare Investor Services (Ireland) Limited 3100 Lake Drive Citywest Business Campus Dublin 24 D24 AK82 Ireland

Part I

Letter from the Chair

Smurfit Kappa Group plc
(incorporated and registered in Ireland under the Irish Companies Act with registered number 433527)

Directors		Registered office
Irial Finan	(Chair)	Beech Hill Clonskeagh Dublin 4 D04 N2R2 Ireland
Anthony Smurfit	(Group Chief Executive Officer)
Ken Bowles	(Group Chief Financial Officer)
Kaisa Hietala	(Senior Independent Non-Executive Director)
Anne Anderson	(Non-Executive Director)
Frits Beurskens	(Non-Executive Director)
Carol Fairweather	(Non-Executive Director)
Mary Lynn Ferguson-McHugh	(Non-Executive Director)
James Lawrence	(Non-Executive Director)
Lourdes Melgar	(Non-Executive Director)
Jørgen Buhl Rasmussen	(Non-Executive Director)

14 May 2024

To the holders of Smurfit Kappa Shares

Dear shareholder,

Proposed combination of Smurfit Kappa and WestRock

Notice of Scheme Meeting and Extraordinary General Meeting

1.	Introduction

On 12 September 2023, Smurfit Kappa and WestRock announced they had reached a definitive agreement on the terms of a proposed combination of Smurfit Kappa and WestRock to create Smurfit WestRock, a global leader in sustainable packaging. The proposed combination of Smurfit Kappa and WestRock has been unanimously recommended by each of the Smurfit Kappa Board and the WestRock Board.

The proposed combination of Smurfit Kappa and WestRock is to be implemented through (i) an acquisition by Smurfit WestRock of the entire issued share capital of Smurfit Kappa by means of a scheme of arrangement under Section 450 of the Irish Companies Act (the “Scheme”); and (ii) a merger of Sun Merger Sub, LLC, a wholly-owned subsidiary of Smurfit WestRock (“Merger Sub”) with and into WestRock (the “Merger” and together with the Scheme, the “Combination”). Smurfit Kappa Shareholders and WestRock Shareholders are expected to own, immediately following Completion, approximately 50.3% and 49.7% of Smurfit WestRock, respectively, based on the number of shares outstanding of both Smurfit Kappa and WestRock as at the Latest Practicable Date.

Under the terms of the Combination, for each WestRock Share, WestRock Shareholders will receive one Smurfit WestRock Share and $5.00 in cash, without interest and less applicable withholding taxes. This represents total consideration to WestRock Shareholders equivalent to $43.51 per WestRock Share, based on the closing share price of Smurfit Kappa Shares on 11 September 2023, being the last closing price prior to the Combination Announcement (and converted to US dollars using an exchange rate of 1.075x, being the exchange rate on 11 September 2023). Smurfit Kappa Shareholders will receive one Smurfit WestRock Share for each Smurfit Kappa Share (excluding any Designated Smurfit Kappa Shares).

Following Completion, Smurfit WestRock will be the parent company of the Combined Group. Smurfit WestRock will continue to maintain a critical presence in key locations from which Smurfit Kappa and WestRock currently operate. Smurfit WestRock’s global headquarters will be located in Dublin, Ireland, at the current site of the Smurfit Kappa headquarters. Smurfit WestRock’s North and South American operations will be headquartered at facilities in Atlanta, Georgia, United States. Smurfit WestRock is incorporated in and will be domiciled in Ireland.

Following Completion, Smurfit WestRock will have a dual listing on the NYSE and the standard listing segment of the Official List of the FCA, and Smurfit WestRock Shares will be admitted to trading on the NYSE and the LSE’s main market for listed securities. It should also be noted that, subject to the FCA’s Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time following Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. As at the date of this Circular, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Subject to the satisfaction, or where applicable, waiver of the Conditions, it is estimated that Completion will occur in early July 2024. Smurfit Kappa Shareholders and WestRock Shareholders will continue to receive ordinary course dividends until Completion. For information on the proposed dividend policy of the Combined Group following Completion, please see paragraph 7 of this Part I (Letter from the Chair).

Completion is conditional upon sanction of the Scheme by the Irish High Court. A Scheme Meeting is being convened for this purpose and will be held at 10:00 a.m. on 13 June 2024 in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83. A Notice of Scheme Meeting containing the Resolution to be proposed and considered at the Scheme Meeting is set out in Part XII (Notice of Scheme Meeting) of this Circular.

The Combination also constitutes a reverse takeover and a class 1 transaction pursuant to the Listing Rules and is therefore both subject to and conditional upon the approval of existing Smurfit Kappa Shareholders. An EGM is being convened for this purpose and will be held at 10:15 a.m. on 13 June 2024 in the Minverva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83. A Notice of EGM containing the Resolutions to be proposed and considered at the EGM is set out in Part XIII (Notice of Extraordinary General Meeting) of this Circular.

The Combination has been unanimously recommended by the Smurfit Kappa Board and the WestRock Board. The Smurfit Kappa Board considers the Combination to be in the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and unanimously recommends that Smurfit Kappa Shareholders vote in favour of the Resolutions to be proposed at the Shareholder Meetings.

The purpose of this Circular is, inter alia, to explain: (i) the background to and reasons for the Combination; (ii) why the Smurfit Kappa Board considers the Combination to be in the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and why it unanimously supports the Combination; and (iii) the Scheme, the Scheme Resolution, the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal to be put before the Smurfit Kappa Shareholders for approval at the Shareholder Meetings.

2.	Background to and reasons for the Combination

The Smurfit Kappa Board has long believed that scale and global presence provide a clear point of differentiation in the attractive, sustainable packaging sector, which has been experiencing long-term growth. Smurfit Kappa actively monitors a number of strategically attractive and accretive assets across the world. North America is a strategically important and very attractive market to Smurfit Kappa, therefore, the opportunity to combine with WestRock was a compelling one, representing a unique point in time to create significant value.

The Smurfit Kappa Board believes the Combination will create a global ‘go-to’ packaging partner of choice and represents a highly compelling opportunity to create value for stakeholders. The Combination brings together two highly complementary portfolios and sets of capabilities benefitting customers, employees and shareholders. The Combined Group will have extensive geographic reach and scale with operations in attractive product segments and growing markets.

The Smurfit Kappa Board believes the Combination will provide immediate and long-term value creation for both Smurfit Kappa Shareholders and WestRock Shareholders, who will be able to participate meaningfully in the Combined Group’s combined success post-Completion.

Combining two highly complementary portfolios to create a global leader in sustainable packaging

Smurfit Kappa and WestRock are among the leaders in the attractive, sustainable packaging sector, which has been experiencing long-term growth. The combination of Smurfit Kappa and WestRock marks the creation of a global leader with vast scale, quality, product diversity and geographic reach, spanning six continents and 40 countries, with 63 mills, approximately 450 converting operations and a team of approximately 100,000 people.

Smurfit Kappa is one of the leading integrated corrugated packaging manufacturers in Europe, with a large-scale pan-regional presence in Latin America. Through its operational excellence and innovation, Smurfit Kappa has consistently delivered robust performance and returns.

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. The North American market is a strategically important and very attractive market where Smurfit Kappa’s existing presence is smaller relative to its European and Latin American operations.

Combining Smurfit Kappa with WestRock will deliver a balanced business, providing greater exposure to the strategically important and structurally attractive North American market.

Driven by favourable secular trends such as e-commerce and sustainability, the Smurfit Kappa Board believes that the outlook for the paper and packaging industry remains positive. The Smurfit Kappa Board anticipates that the Combined Group will be well-positioned as a global leader in sustainable packaging to benefit from the strong secular trends.

Immediate and long-term value creation opportunity delivering compelling benefits for Smurfit Kappa Shareholders and WestRock Shareholders

The combination of Smurfit Kappa and WestRock is expected to create an enhanced revenue profile for the Combined Group, balanced across attractive geographies and end-markets. Additionally, the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. Further detailed information on synergies is provided in paragraph 3 of this Part I (Letter from the Chair). Smurfit Kappa has a strong track record of successfully integrating acquisitions, having acquired over 30 businesses since 2014.

In addition, the Combined Group will benefit from strong operating cash flows, providing it with significant capital allocation flexibility to continue and accelerate its transformation journey. A strong balance sheet, committed to strong investment grade credit ratings, will also support growth through continued investments in people, the asset base, innovation, sustainable solutions and acquiring strategically attractive and accretive assets around the world.

The Combined Group will have a strong asset base, a global footprint in both containerboard and corrugated packaging, a leading consumer and specialty packaging business, material synergies, and enhanced scale to deliver value in the short, medium and long-term. By improving the output from the Combined Group’s asset base through judicious capital investments, continuous improvement programmes, transfer of best practice, industrial engineering and other progressive initiatives, the Combined Group expects to deliver improved operating efficiency and increased returns over time.

Extensive geographic reach across 40 countries with a significant presence across both Europe and the Americas

Through the Combined Group’s size and scale, the Combined Group will have a balanced and extensive geographic reach across 40 countries, with a significant presence across important markets in Europe and the Americas.

Smurfit Kappa is one of the largest integrated manufacturers of paper-based packaging solutions in terms of volumes and sales in the world. In Europe, Smurfit Kappa is a leader by production volume in corrugated packaging, containerboard and bag-in-box. In Latin America, Smurfit Kappa is a large-scale pan-regional player. Smurfit Kappa also operates in North America and Africa. WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia.

With operations in attractive product segments and growing markets, the Combined Group will be able to serve a diverse range of end markets around the world, including food and beverage, industrial, e-commerce, healthcare and beauty. By combining two highly complementary portfolios with limited geographic overlap, the Combined Group will continue to provide customers with a truly compelling product offering.

Complementary portfolios with unique product diversity and innovative sustainability capabilities, with breadth and depth across renewable, recyclable and biodegradable packaging solutions

Supported by an extensive network of Innovation and Experience centres, data and applications, the Combined Group will provide customers with a compelling packaging offering while using renewable, recyclable, and biodegradable materials to create sustainable packaging solutions.

Smurfit Kappa offers diverse sustainable packaging solutions in a selection of materials and combines innovative design with high-quality print to maximise brand impact and drive increased sales. WestRock provides innovative, sustainable, fibre-based packaging solutions for consumer and corrugated packaging markets. Additionally, Smurfit Kappa and WestRock have shared sustainability ambitions for a sustainable future. The Smurfit Kappa Board believes the Combined Group’s business and sustainability platform will continue to play a central role in waste elimination and advancing a more circular economy.

By combining complementary portfolios, the Combined Group will be a global sustainable packaging provider with a comprehensive range of solutions, including corrugated, consumer, and packaging automation. The depth and range of the Combined Group’s sustainable product portfolio is extensive.

Moreover, as large corporations continue to commit to improving their sustainability profiles, waste elimination and plastic replacement are proving increasingly important for customers. The Combined Group will be well-positioned to meet this demand and capitalise on the opportunity, with a diverse product offering and differentiated machinery and automation equipment, offering customers efficient and innovative solutions supplying sustainable products, thereby improving the environmental footprint of customers.

Culturally aligned organisations with strong customer focus

Smurfit Kappa and WestRock are culturally aligned organisations who pride themselves on building deep customer relationships across diverse, growing end markets and their respective reputations for driving innovation in sustainable packaging.

With a strong customer focused culture, the Combined Group will be able to deliver real value for its customers. With the support of its proactive teams and dedicated employees, the Combined Group will combine the best talent to unlock Smurfit WestRock’s true operating potential leveraging its employees’ extensive experience and expertise, supported by its broad scale, to open up opportunities for its customers. The Combined Group will collaborate with forward-thinking customers by sharing superior product knowledge, market understanding and insights in packaging trends to ensure business success in their markets. The Combined Group will have a diverse offering of paper-based packaging solutions, which will be constantly enhanced with market-leading innovations.

At its core, the Combined Group’s objective will be to continue to develop long-term customer relationships by providing customers with innovative, sustainable packing solutions that enhance the customers’ prospects of success in their end markets.

Broader opportunities for the approximately 100,000 employees of the Combined Group

The Combined Group will provide a substantially broader opportunity set for employees, combining the best talent of Smurfit Kappa and WestRock to unlock the Combined Group’s true operating potential as a highly dynamic, innovation-driven, and successful company.

The Combined Group will be committed to recruiting, retaining, developing, and motivating the best people. The Combined Group’s approximately 100,000 employees will be at the centre of everything Smurfit WestRock does and the Combined Group is committed to helping and empowering them to develop their skills further and achieve their potential.

The Smurfit Kappa Board believes the quality and commitment of the Combined Group’s people, combined with a commitment to operational excellence and highly effective capital allocation decisions, will help deliver improved operating efficiency and, in time, increased returns for the Combined Group.

Disciplined capital allocation expected to deliver improved operating efficiency and increased returns across approximately 450 converting operations and 63 mills

Smurfit Kappa has an established track record of delivering improved operating efficiency. Through its industry-leading operational excellence, highly effective capital allocation, dedication of its employees and innovation, Smurfit Kappa has consistently delivered industry-leading performance and returns. In each of the financial years ended 31 December 2023, 2022 and 2021, Smurfit Kappa delivered consistent mid to high teens Adjusted EBITDA1 margins, while undertaking a significant capital expenditure programme (with capital expenditure amounting to $929 million, $930 million and $715 million in the financial years ended 31 December 2023, 2022 and 2021, respectively) as well as a number of acquisitions during the period.

A core pillar of WestRock’s strategy is relentless focus on margin improvement and increasing efficiency. In each of the financial years ended 30 September 2023, 2022 and 2021, WestRock delivered consistent mid teens Consolidated Adjusted EBITDA2 margins, while undertaking capital expenditures of $1,142.1 million, $862.6 million and $815.5 million, respectively. In addition, WestRock executed on its transformation plan (which included several projects to enhance productivity and performance, increase efficiency, and deliver cost savings) throughout the financial year ended 30 September 2023, exiting the financial year ended 30 September 2023 with greater than $450 million in run-rate savings3.

Smurfit Kappa and WestRock are focused on enhancing their operational excellence and enhancing the benefits of the integrated group. Improving the output from the Combined Group’s asset base through judicious capital investment, continuous improvement programmes, transfer of best practice, industrial engineering and other progressive initiatives are key priorities.

Across the Combined Group’s attractive asset base, which includes approximately 450 converting operations and 63 mills, the Combined Group will have a disciplined, returns focused approach to capital allocation with a strong focus on cash generation and commitment to maintaining a strong investment grade credit rating.

By maintaining a disciplined and effective capital allocation framework, the Combined Group expects to deliver improved operating efficiency and increased returns over time.

Experienced leadership with strong track records of execution and delivery to support global operations

The Combined Group will bring together leaders from both companies’ management teams to create a world class leadership team. The Combined Group will benefit from two of the industry’s most experienced teams with a proven track record of delivery.

[1]	Smurfit Kappa defines Adjusted EBITDA as net income before income tax expense, depreciation, depletion and amortisation expense, goodwill impairment, impairment of other assets, transaction-related expenses associated with the proposed Combination, interest expense, net, restructuring costs, pension expense (excluding current service cost), share-based compensation expense and other expense (income), net. Adjusted EBITDA is a financial measure that is not defined under US GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with US GAAP. Smurfit Kappa’s Adjusted EBITDA may differ from similarly captioned measures presented by other companies because other companies may not calculate Adjusted EBITDA in the same manner.
[2]	WestRock defines Consolidated Adjusted EBITDA as Net (loss) income attributable to common stockholders excluding restructuring and other costs, net, impairment of goodwill and mineral rights, gain on sale of RTS and Chattanooga, business systems transformation costs and other specific items that WestRock believes are not indicative of the ongoing operating results of the business of WestRock. Consolidated Adjusted EBITDA is a financial measure that is not defined under US GAAP. Consolidated Adjusted EBITDA should not be considered as an alternative to net (loss) income or any other measure of financial performance calculated and presented in accordance with US GAAP. WestRock’s Consolidated Adjusted EBITDA may differ from similarly captioned measures presented by other companies because other companies may not calculate Adjusted EBITDA in the same manner.
[3]	Cost savings reflect the year-over-year change in certain costs incurred for manufacturing, selling, general, and administrative, procurement and logistics, but exclude the impact of economic downtime and inflation.

Smurfit WestRock will be led by Anthony Smurfit as President and Group Chief Executive Officer, and Ken Bowles as Executive Vice President and Group Chief Financial Officer. Together, they have close to 70 years of combined experience in the paper-based packaging industry.

The Smurfit WestRock Board at Completion, which will be led by Irial Finan, will be drawn from the Smurfit Kappa Board and the WestRock Board and will comprise 14 directors, eight of whom will be existing members of the Smurfit Kappa Board, and six of whom will be existing members of the WestRock Board. For further information, see paragraph 8 of this Part I (Letter from the Chair).

3.	Synergies and integration

The Smurfit Kappa Board believes the Combination represents a compelling opportunity to create value for both Smurfit Kappa Shareholders and WestRock Shareholders, who will be able to participate in the Combined Group’s continued success post-Completion.

The Combined Group’s enhanced platform for growth, expanded opportunities and integrated functions are expected to enable it to reduce its costs and increase overall efficiencies, and drive further value for Smurfit WestRock Shareholders, including advancing its key growth initiatives on a global scale that will extend the Combined Group’s capabilities into new markets.

The Combined Group is expected to deliver substantial value creation for both Smurfit Kappa Shareholders and WestRock Shareholders, including from the delivery of synergies. Smurfit WestRock is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion.

The anticipated synergies from the Combination are expected to be achieved primarily in the following areas:

•	Integration: operating synergies from paper and converting integration;

•	Procurement: operating synergies from logistics systems, purchasing and recovered fibre procurement; and

•	Sales, General and Administrative: removing duplicate corporate costs and scale efficiencies in administrative functions.

Approximately 60% of the targeted synergies are expected to arise from integration with the balance expected to be generated roughly equally between procurement and sales, general and administrative savings. The achievement of these synergies is contingent on the Combination completing and they could not be achieved independently. The estimated synergies reflect both the beneficial elements and relevant costs.

In achieving these synergies, the Combined Group expects to incur aggregate cash implementation costs of approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion.

The estimated run-rate synergy targets exclude many potential further benefits that may accrue from complementary portfolios, transfer of knowledge and best practices across operations, incremental growth opportunities arising from the Combined Group’s scale and financial strength, as well as its geographic balance.

Smurfit Kappa and WestRock have a strong understanding of each other’s respective businesses which was supplemented by a focused mutual due diligence exercise undertaken prior to the Combination Announcement. Prior to the Combination Announcement, discussions were held between executives of Smurfit Kappa and WestRock across various segments of their respective businesses for the purposes of enabling the respective teams to compile their estimates of potential synergies and associated costs from the Combination.

In preparing the statement of estimated cost synergies, both Smurfit Kappa and WestRock have shared certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential cost synergies available from the Combination. As part of this process, Smurfit Kappa and WestRock developed initial estimates of cost synergies. The methodology employed in quantifying the estimated cost synergies has been to apply percentage savings from either WestRock, Smurfit Kappa or the Combined Group’s cost base using a combination of prior experience, known benchmarks, strong knowledge of the respective businesses and with consideration for the anticipated operating model. The estimated cost synergies could be greater or less than anticipated, and there could be a delay of the delivery of these cost synergies.

Smurfit WestRock is confident that the integration can be achieved without causing any material disruption to the underlying operations of the two businesses. Many of the Combined Group’s management team have a proven track-record of successfully integrating businesses and delivering synergies. For example, Smurfit Kappa has successfully acquired and integrated over 30 businesses since 2014, delivering substantial synergies and shareholder value. Within the constraints of continuing to operate as two separate companies, Smurfit Kappa and WestRock have set up an Integration Management Office (the “IMO”) to plan the actions necessary to bring the best of the two companies together following Completion. Areas of focus in the integration will include:

•	Maximising the benefit from the complementary geographic profile of Smurfit Kappa and WestRock;

•	Optimising the complementary product offerings of Smurfit Kappa and WestRock, in particular corrugated and consumer packaging;

•	Optimising the vertical relationships between the paper and the converting operations of the Combined Group;

•	Optimising the operating model of the Combined Group;

•	Integrating the administration of Smurfit WestRock; and

•	Aligning the cultures of Smurfit Kappa and WestRock.

There can be no assurance that any particular amount of such savings or synergies will be achieved following Completion or that they will be achieved in the expected time frame.

4.	Summary information on WestRock

WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. With over 55,000 employees as of 31 March 2024, WestRock partners with its customers to provide sustainable paper and packaging solutions that help them win in the marketplace. WestRock produces linerboard and corrugated medium (“containerboard”), paperboard, and non-packaging grades of paper, as well as converted products such as folding cartons and corrugated boxes, among other products. WestRock generated net sales of $9.3 billion for the six months ended 31 March 2024 and $20.3 billion, $21.3 billion and $18.7 billion for the three financial years ended 30 September 2023, 2022 and 2021, respectively.

5.	Summary financial information on WestRock

The tables below set out WestRock’s summary financial information for the periods indicated, as reported in accordance with US GAAP. The financial information set forth below is extracted or derived from, and should be read in conjunction with, the audited consolidated financial statements of WestRock as at and for the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, and the unaudited, interim consolidated financial statements of WestRock as at and for the six months ended 31 March 2024, included in this Circular.

Summary Consolidated Statements of Operations

	Year ended 30 September			Six months ended 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024	2023
Net sales	20,310.0	21,256.5	18,746.1	9,346.7	10,200.7
Gross profit	3,584.5	4,019.0	3,425.3	1,538.9	1,686.0
Operating (loss) profit	(1,511.5)	1,326.8	1,281.2	204.6	(1,825.7)
(Loss) income before income taxes	(1,704.6)	1,218.8	1,085.9	(10.6)	(2,066.5)
Consolidated net (loss) income	(1,644.2)	949.2	842.5	(6.3)	(1,958.0)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3	(6.9)	(1,960.8)

Summary Consolidated Balance Sheets

	As at 30 September			As at 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024
Cash and cash equivalents	393.4	260.2	290.9	494.7
Total current assets	6,993.1	5,985.4	5,659.6	6,343.3
Total assets	27,443.7	28,405.5	29,254.3	26,884.0
Total current liabilities	4,919.4	3,902.8	3,644.1	4,737.4
Long-term debt due after one year	8,050.9	7,575.0	8,025.3	7,718.2
Total equity	10,097.7	11,419.7	11,690.0	10,083.8
Total liabilities and equity	27,443.7	28,405.5	29,254.3	26,884.0

Summary Consolidated Statements of Cash Flows

	Year ended 30 September			Six months ended 31 March
	(audited)			(unaudited)
	($ million)
	2023	2022	2021	2024	2023
Net cash provided by operating activities	1,827.9	2,020.4	2,279.9	312.1	550.0
Net cash (used for) provided by investing activities	(1,507.2)	(776.0)	(676.0)	356.7	(1,343.5)
Net cash (used for) provided by financing activities	(193.5)	(1,281.3)	(1,580.4)	(569.7)	907.6
Cash, cash equivalents and restricted cash at beginning of period	260.2	290.9	251.1	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	393.4	260.2	290.9	494.7	363.4

Further detailed information on WestRock is provided in subsequent parts of this Circular, in particular in Part XV (Historical Financial Statements of WestRock).

6.	Summary Unaudited Pro Forma Financial Information for the Combined Group

Summary unaudited pro forma net assets statement

			Pro Forma Adjustments
	Smurfit Kappa as at 31 December 2023	WestRock as at 31 December 2023	Reclassification Adjustments	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma Combined Group

	($ million)
Cash and cash equivalents	1,000	488	-	(1,418)	2,719	2,789
Total current assets	4,570	6,146	-	(894)	2,719	12,541
Total assets	14,051	26,746	-	1,241	2,719	44,757
Total liabilities	7,877	16,581	-	173	2,719	27,350
Net assets	6,174	10,165	-	1,068	-	17,407

Summary unaudited pro forma statement of operations

			Pro Forma Adjustments
	Smurfit Kappa year ended 31 December 2023	WestRock year ended 30 September 2023	Reclassification Adjustments	Purchase Accounting Adjustments	Financing Adjustments	Pro Forma Combined Group

	($ million)
Net sales	12,093	20,310	-	(95)	-	32,308
Gross profit	3,054	3,584	-	(791)	-	5,847
Operating profit (loss)	1,372	(1,512)	-	(802)	-	(942)
Income (loss) before income taxes	1,138	(1,705)	-	(835)	(154)	(1,556)
Net income (loss)	826	(1,645)	-	(750)	(135)	(1,704)
Net income (loss) attributable to common stockholders	825	(1,650)	-	(750)	(135)	(1,710)

Further detailed information on the unaudited pro forma financial information for the Combined Group is provided in Part VII (Unaudited Pro Forma Financial Information for the Combined Group) of this Circular.

7.	Dividends and dividend policy

Smurfit Kappa

Smurfit Kappa believes that dividends are a central component of its objective to deliver value for Smurfit Kappa Shareholders. Smurfit Kappa’s progressive dividend policy recognises the importance of dividends to Smurfit Kappa Shareholders and aims to ensure that the allocation of cash flows to dividends is proportionate to other forms of capital over the long-term. Smurfit Kappa has historically paid regular dividends twice per year, typically in May and October, although there is no assurance as to the timing or level of dividend payments because these depend on earnings, capital requirements and financial condition. The timing and amount of dividends are subject to the determination of the Smurfit Kappa Board.

Combined Group dividend policy

Smurfit WestRock believes that dividends are a central component of its objective to deliver value for Smurfit WestRock Shareholders and recognises the importance of dividends to Smurfit WestRock Shareholders. While there can be no assurance that Smurfit WestRock Shareholders will receive or be entitled to dividends that are equivalent to the historic dividends of Smurfit Kappa or WestRock, Smurfit WestRock intends to pay dividends to Smurfit WestRock Shareholders in line with Smurfit Kappa’s current attractive dividend policy. Smurfit Kappa has historically paid regular dividends and, following Completion, it is intended that Smurfit WestRock will declare dividends on a quarterly basis.

The timing and amount of future dividends are subject to the determination of the Smurfit WestRock Board. The Smurfit WestRock Board may, in its sole discretion, commence dividend payments, change the amount or frequency of dividend payments or discontinue the payment of dividends entirely. For these reasons, there can be no assurance as to the timing or level of future dividend payments that Smurfit WestRock Shareholders will receive because such determination on future dividends would be based on a number of considerations, including but not limited to, Smurfit WestRock’s results of operations, capital investment priorities, the market price of Smurfit WestRock Shares and access to capital markets, as well as legal requirements (including requirements relating to availability of distributable reserves), industry practice and other factors deemed relevant by the Smurfit WestRock Board.

For a further discussion of the risks related to the payment of dividends after Completion, see the risk factors entitled “Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming but cannot guarantee it” and “Any dividend payment in respect of Smurfit WestRock Shares is subject to a number of factors, including the distributions of earnings to Smurfit WestRock by its subsidiaries, the financial condition and results of operations of the Combined Group, as well as the distributable reserves of Smurfit WestRock and the discretion of the Smurfit WestRock Board, and there are no guarantees that Smurfit WestRock will pay dividends or the level of any such dividends” in Section C (New Risks to Smurfit Kappa As a Result of the Combination) in Part II (Risk Factors).

8.	Smurfit WestRock Board at Completion

The Smurfit WestRock Board at Completion will be drawn from both the Smurfit Kappa Board and the WestRock Board and is expected to comprise 14 directors, as follows:

Name	Age	Position	Currently a Director of Smurfit Kappa / WestRock
Irial Finan	66	Chair	Smurfit Kappa
Anthony Smurfit	60	President, Group Chief Executive Officer and Director	Smurfit Kappa
Ken Bowles	53	Executive Vice President, Group Chief Financial Officer and Director	Smurfit Kappa
Carol Fairweather	63	Non-Executive Director	Smurfit Kappa
Mary Lynn Ferguson-McHugh	64	Non-Executive Director	Smurfit Kappa
Kaisa Hietala	53	Non-Executive Director	Smurfit Kappa
Lourdes Melgar	61	Non-Executive Director	Smurfit Kappa
Jørgen Buhl Rasmussen	68	Non-Executive Director	Smurfit Kappa
Colleen F. Arnold	67	Non-Executive Director	WestRock
Timothy J. Bernlohr	65	Non-Executive Director	WestRock
Terrell K. Crews	68	Non-Executive Director	WestRock
Suzan F. Harrison	66	Non-Executive Director	WestRock
Dmitri L. Stockton	60	Non-Executive Director	WestRock
Alan D. Wilson	66	Non-Executive Director	WestRock

Pursuant to the Transaction Agreement, the composition of the Smurfit WestRock Board at Completion has been determined between the Smurfit Kappa Board and the WestRock Board. The aim of both parties during this process was to create a board of the Combined Group which is well-balanced and has the appropriate skills, knowledge, experience and diversity for the current and future needs of the Combined Group’s business. Each member of the Smurfit WestRock Board as of Completion shall, except for the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa, be required to meet the independence standards of the NYSE with respect to Smurfit WestRock as of Completion.

9.	Corporate Governance

There will be four standing committees of the Smurfit WestRock Board: the audit committee, the compensation committee, the nomination committee and the sustainability committee.

The parties to the Transaction Agreement have also agreed that, at the Merger Effective Time:

•	one of the WestRock Designees, selected by WestRock, shall be elected as chair of the compensation committee of the Smurfit WestRock Board, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board; and

•	one of the Smurfit Kappa Designees, selected by Smurfit Kappa, shall be elected as chair of the nomination committee of the Smurfit WestRock Board, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board.

In accordance with the NYSE Rules, following the Combination, Smurfit WestRock will adopt Corporate Governance Guidelines and a Code of Business Conduct and Ethics in a form compliant with NYSE rules and any requirements necessary to reflect Smurfit WestRock’s secondary listing on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category). The Corporate Governance Guidelines will cover such matters as director qualifications and responsibilities, responsibilities of key Smurfit WestRock Board committees, director compensation and matters relating to succession planning. The Code of Business Conduct and Ethics will cover such matters as the disclosure and appropriate treatment of conflicts of interest, prohibition of competition of officers, directors and employees with Smurfit WestRock, corporate opportunities, confidentiality, fair dealing, protection and proper use of Smurfit WestRock’s assets and compliance with law. Smurfit WestRock will not be subject to the UK Corporate Governance Code, which applies to companies with a premium listing on the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (Commercial Companies) category) and not companies with a standard listing (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category). Smurfit WestRock does not intend to apply the UK Corporate Governance Code on a voluntary basis.

Further information in relation to the corporate governance policies applicable to Smurfit WestRock following the Combination is set out in Part IV (Changes to the corporate governance rules, securities laws and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination) of this Circular.

10.	Management and employees

Smurfit Kappa and WestRock recognise the skills and experience of their respective management and employees and expect certain of the management teams of both Smurfit Kappa and WestRock to play a leading role in the Combined Group in the future and that employees will generally benefit from the greater opportunities for the business following Completion.

For a summary of certain post-closing covenants related to the employee benefits of the Combined Group, see section entitled “Employee Benefits” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular.

As set out above, effective as of Completion, Smurfit Kappa’s current Group Chief Executive Officer, Anthony Smurfit, will serve as President and Group Chief Executive Officer of Smurfit WestRock, and Smurfit Kappa’s current Group Chief Financial Officer, Ken Bowles, will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock. Certain compensation arrangements that are expected to apply to the proposed executive officers of Smurfit WestRock after Completion are set out in paragraph 4 of Part VIII (Additional Information) of this Circular.

11.	Principal terms and conditions of the Combination

It is intended that the Combination will be implemented through (i) the Scheme; and (ii) the Merger, following which the separate corporate existence of Merger Sub shall cease, with WestRock continuing as the Surviving Corporation, such that following the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Smurfit WestRock.

Summary of Key Terms

Under the terms of the Transaction Agreement (summarised in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular), on Completion, and upon the Scheme becoming effective, the following steps will occur:

Smurfit Kappa Share Exchange pursuant to the Scheme

•	at the Scheme Effective Time, in respect of each Smurfit Kappa Share in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares, Smurfit WestRock shall deliver the Scheme Consideration to the applicable Smurfit Kappa Shareholder or its nominees and each Smurfit Kappa Share, other than Designated Smurfit Kappa Shares, issued and outstanding immediately prior to the Scheme Effective Time, and all rights in respect thereof, shall be transferred to Smurfit WestRock in exchange for the right to receive the Scheme Consideration; and

•	subject to and with effect from the delivery by Smurfit WestRock of the Scheme Consideration pursuant to the relevant terms of the Transaction Agreement, Smurfit WestRock shall cause the Securities Depositary Transfer (as set out in Part III (Principal Terms and Conditions of the Combination) to occur to transfer the relevant interests in the Euroclear Smurfit WestRock Shares in accordance with the Smurfit WestRock Constitution).

There currently are no fractional shares issued by Smurfit Kappa and it is not expected that there will be any such fractional shares immediately prior to the Scheme Effective Time. Accordingly, no holder of Smurfit Kappa Shares converted pursuant to the Scheme will be entitled to receive a fraction of a Smurfit WestRock Share.

Upon the Scheme becoming effective, it will be binding on all Smurfit Kappa Shareholders, irrespective of whether they attended or voted at the Scheme Meeting (and if they attended and voted, whether or not they voted in favour of the Scheme Resolution).

Merger

•	following the Scheme becoming effective, at the Merger Effective Time, each WestRock Share issued and outstanding immediately prior to the Merger Effective Time (except for the WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and except for Dissenting Shares), and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive (without interest and less applicable withholding taxes) (i) $5.00 per share in cash (the “Cash Consideration”) and (ii) one validly issued, fully paid and non-assessable Smurfit WestRock Share (the “Share Consideration” and together with the Cash Consideration, the “Merger Consideration”);

•	from and after the Merger Effective Time, all such WestRock Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of WestRock Shares shall cease to have any rights with respect to the WestRock Shares, except the right to receive the Merger Consideration (without interest and less applicable withholding taxes) and any dividends or other distributions declared by the WestRock Board for such WestRock Shares having a record date prior to the Merger Effective Time and which remain unpaid as of the Merger Effective Time, upon surrender of such WestRock Shares in accordance with the Transaction Agreement, together with any other amounts that such holder has the right to receive in respect of dividends or other distributions pursuant to the Transaction Agreement;

•	all WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries (excluding Dissenting Shares) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

•	each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation; and

•	each holder of WestRock Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Smurfit WestRock Share shall receive in lieu of such fractional Smurfit WestRock Shares, cash, without interest, in an amount equal to such fractional part of a Smurfit WestRock Share multiplied by the VWAP of Smurfit Kappa Shares.

If Completion has not occurred on or before the End Date and the Transaction Agreement is terminated in accordance with its terms, the Combination will not proceed.

A description of the treatment of (i) Smurfit Kappa Equity Awards granted under any Smurfit Kappa Equity Plans; and (ii) WestRock Options and WestRock RSU Awards granted under any WestRock Equity Plans at Completion are set out in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular.

Court Approval

The Scheme requires sanction of the Irish High Court. Further details are included in Part X (Scheme of Arrangement) of this Circular.

Conditions

The Combination is subject to the Conditions, which are set out in full in the Transaction Agreement, and which include, among others, those set out below (see paragraph 3 of Part III (Principal Terms and Conditions of the Combination) for a more detailed description of the Conditions):

•	approval by Smurfit Kappa Shareholders at the Scheme Meeting of the Scheme, which is required in order to ultimately effect the migration of the settlement system applicable to Smurfit Kappa Shares held electronically from Euroclear Bank to the DTC in connection with the listing of the Smurfit WestRock Shares directly on the NYSE and on the LSE;

•	approval by Smurfit Kappa Shareholders at the EGM of the Combination and certain related matters;

•	approval and adoption by WestRock Shareholders of the Transaction Agreement and certain related matters;

•	the FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that the Smurfit WestRock Shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issuance of Smurfit WestRock Shares upon Completion;

•	the US Registration Statement being declared effective by the US SEC in accordance with the US Securities Act and no stop order suspending the effectiveness of the US Registration Statement having been issued by the US SEC and remaining in effect and no proceeding to that effect being pending or threatened by the US SEC;

•	the Smurfit WestRock Shares being approved for listing on the NYSE, subject to official notice of issuance of Smurfit WestRock Shares upon Completion;

•	the accuracy (subject to certain materiality standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Transaction Agreement and material compliance by both with the covenants contained therein;

•	sanction of the Scheme by the Irish High Court;

•	relevant regulatory clearances being obtained; and

•	absence of the threat of any legal proceedings by a governmental entity under the relevant antitrust laws.

The approval of Smurfit Kappa Shareholders will be sought at the Shareholder Meetings and the approval of WestRock Shareholders will be sought at the WestRock Special Meeting, each of which is scheduled to occur on 13 June 2024. Subject to the satisfaction or waiver of the Conditions, Completion is estimated to occur in early July 2024.

Dissenting Rights

WestRock Shareholders who are holders of record or beneficial owners of WestRock Shares immediately prior to the Merger Effective Time (each a “Holder”) and did not vote in favour of the approval and adoption of the Transaction Agreement (or consent to it in writing) and who otherwise comply with, and do not validly withdraw their demands or otherwise lose their rights under the applicable provisions of Delaware law, may be entitled to exercise appraisal rights in respect of such WestRock Shares (“Dissenting Shares”) under Section 262 of the DGCL. If the Combination is completed, Holders of Dissenting Shares who comply with the procedures set forth in the DGCL shall not receive the Merger Consideration payable pursuant to the Transaction Agreement, but instead will be entitled to be paid the fair value of their WestRock Shares in respect of which appraisal rights have been properly exercised (in which case, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such Holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by the appraisal rights).

If any Holder fails to perfect or otherwise waives, withdraws or loses the right to payment of the fair value of such Dissenting Shares under the DGCL, the right of such Holder to be paid the fair value of such Holder’s Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Merger Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration (less any applicable withholding tax).

12.	Regulatory and merger control approvals

The Combination is conditional on, amongst other things, receiving merger control clearances or non-objections in the United States, the United Kingdom, the European Union, Mexico, Brazil, Colombia, Costa Rica, Serbia and South Africa. In addition to merger control clearances and non-objections, the Combination is also conditional on approval from the EU Commission under Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 on foreign subsidies distorting the internal market.

The required merger control and regulatory clearances and non-objections in respect of the United States, the United Kingdom, Brazil, Colombia, Costa Rica, the European Union (including approval under the EU foreign subsidies regulation), Serbia and South Africa have been obtained as at the date of this Circular. The merger control and regulatory clearances and approvals outstanding include merger control clearance in Mexico.

Smurfit Kappa and WestRock have also made merger control filings in a limited number of additional jurisdictions, but Completion is not conditioned on clearance from those jurisdictions having been obtained.

13.	Financing

On 12 September 2023, in connection with the entry into the Transaction Agreement, Smurfit Kappa entered into the Commitment Letter, under which Citibank N.A., London Branch and Citicorp North America Inc. arranged and underwrote a $1.5 billion senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the Cash Consideration and/or fees, commissions, costs and expenses payable in relation to the Combination. On 13 October 2023, Smurfit Kappa entered into a $1.5 billion Bridge Facility Agreement with Citibank, N.A., London Branch and certain other Bridge Facility Lenders. The commitments under the Commitment Letter and the Bridge Facility Agreement were cancelled automatically upon entering into the Bridge Facility Agreement and the issuance of the Notes (as defined below), respectively.

On 3 April 2024, SK Treasury completed an offering in the aggregate principal amount of $2.75 billion of senior unsecured notes in three series, comprised of the following: $750 million aggregate principal amount of 5.200% senior notes due 2030 (the “2030 Notes”), $1 billion aggregate principal amount of 5.438% senior notes due 2034 (the “2034 Notes”) and $1 billion aggregate principal amount of 5.777% senior notes due 2054 (the “2054 Notes” and, together with the 2030 Notes and 2034 Notes, the “Notes” or the “Financing”) (such offering, the “Notes Offering”). If Completion does not occur, the Notes will be subject to a special mandatory redemption (“Special Mandatory Redemption”), subject to the terms included in paragraph 7.1 of Part VIII (Additional Information), where the Notes are described further. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of eligible green projects in accordance with Smurfit Kappa’s Green Finance Framework (“Eligible Green Projects”), which Smurfit Kappa may, in the future, update in line with developments in the market. For more information on the Notes, see paragraph 7.1 of Part VIII (Additional Information) of this Circular.

Following Completion, SK Treasury’s obligations under Notes will be guaranteed by Smurfit WestRock and the other Post-Completion Additional Guarantors, as defined in the Notes Indenture. As a result of such guarantee by Smurfit WestRock and the other Post-Completion Additional Guarantors, the holders of the Notes will be able to assert claims under such guarantee against Smurfit WestRock and the other Post-Completion Additional Guarantors, which, following the Combination, will have subsidiaries other than Smurfit Kappa and its subsidiaries. For a discussion on the potential risks associated with the Combined Group’s debt, see the risk factor “Each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, debt could adversely affect its financial health” in Part II (Risk Factors) of this Circular.

14.	Reporting obligations of Smurfit WestRock

For information in relation to the reporting obligations applicable to Smurfit WestRock following the Combination, see Part IV (Changes to the corporate governance rules, securities laws and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination).

15.	Listing of Smurfit WestRock Shares and Indexation

Smurfit WestRock Shares currently are not traded or quoted on a stock exchange or quotation system.

Applications will be made to the NYSE, the FCA and the LSE, as applicable, for the Smurfit WestRock Shares to be: (i) approved for listing on the NYSE; and (ii) admitted the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities.

Following Completion, Smurfit WestRock will be subject to the Listing Rules that apply to companies listed on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, those that are expected to apply to companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category), the Prospectus Regulation Rules and the DTRs; however Smurfit WestRock will not be required to comply with provisions of the Listing Rules which currently apply only to companies listed on the premium listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form, those that are expected to apply only to companies listed on the new Equity Shares (Commercial Companies) category). For more information, see Part IV (Changes to the corporate governance rules, securities laws and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination) of this Circular.

Subject to fulfilment of the above conditions described in the section entitled “Conditions” of paragraph 11 in Part I (Letter from the Chair) of this Circular, it is currently expected that admission of Smurfit WestRock Shares to the NYSE and the LSE will become effective, and that dealings for normal settlement in Smurfit WestRock Shares will commence, on the LSE at 8:00 a.m. on 8 July 2024 and on the NYSE at 9:30 a.m. (New York City time) on 8 July 2024.

Smurfit WestRock, WestRock and Smurfit Kappa will use their respective reasonable best efforts to seek inclusion of the Smurfit WestRock Shares (including those Smurfit WestRock Shares issued in connection with the Smurfit WestRock DIs) in an S&P Index after the Merger Effective Time.

16.	Delisting of WestRock Shares and WestRock ceasing to be a reporting issuer in the US

The WestRock Shares are currently listed and traded on the NYSE.

Smurfit Kappa, WestRock, Smurfit WestRock and Merger Sub have agreed to cooperate in taking all actions necessary to delist the WestRock Shares from the NYSE and terminate its registration under the US Exchange Act following the Merger Effective Time, after which WestRock will cease filing its own periodic and other reports with the US SEC and WestRock Shares will cease to be publicly traded.

17.	Delisting of Smurfit Kappa Shares

The Smurfit Kappa Shares are currently (i) listed on the premium listing segment of the Official List of the FCA and admitted to trading on the LSE’s main market for listed securities; and (ii) listed on the Official List of Euronext Dublin and admitted to trading on the Euronext Dublin Market.

It is expected that, subject to Completion, the Smurfit Kappa Shares (i) will be delisted from the premium listing segment of the Official List of the FCA and will cease trading on the LSE’s main market for listed securities, and (ii) will be delisted from the Official List of Euronext Dublin and will cease trading on the Euronext Dublin Market.

18.	Accounting considerations

Smurfit Kappa’s financial year ends on 31 December and WestRock’s financial year ends on 30 September. It is intended that the Combined Group will have an accounting financial year ending on 31 December each year. It is also expected that Smurfit WestRock’s reporting currency will be the US dollar.

Following Completion, Smurfit WestRock will prepare its financial statements in US GAAP.

The Merger will be accounted for as a business combination under US GAAP. In accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), as Smurfit WestRock will have had no historical operations and no material assets prior to the Smurfit Kappa Share Exchange, Smurfit Kappa will be treated as the accounting acquirer of WestRock. The Smurfit Kappa Share Exchange is not a business combination under US GAAP as Smurfit WestRock will have had no historical operations or material assets prior to the Smurfit Kappa Share Exchange, the ownership of Smurfit WestRock will be the same as that of Smurfit Kappa immediately following the Smurfit Kappa Share Exchange and prior to the Merger and will be a share for share exchange with no cash consideration. The Smurfit Kappa Share Exchange will not give rise to any goodwill or change in accounting basis.

19.	Current trading and prospects, including market trends

Current trading and trend information – Smurfit Kappa

In the three months ended 31 March 2024, Smurfit Kappa’s net sales amounted to $2,930 million, a 10% decrease compared to the three months ended 31 March 2023, and its Adjusted EBITDA4 amounted to $500 million, a 17% decrease compared to the three months ended 31 March 2023. Since then, Smurfit Kappa has continued to perform well, with corrugated box volumes growing in line with management expectations.

Current trading and trend information – WestRock

In the third quarter of the financial year ending 30 September 2024, WestRock expects sequential improvement in consolidated volumes and continued realisation of published price changes. WestRock plans to continue balancing its supply with its customers’ demand. WestRock expects sequentially higher recycled fibre costs partially offset by lower energy costs, and relatively flat virgin fibre, chemical and freight costs. WestRock generally anticipates these trends will persist for the balance of the financial year ending 30 September 2024 as compared to the first half of the financial year. WestRock also expects scheduled maintenance downtime to increase from approximately 92,000 tons in the second quarter of the financial year ending 30 September 2024 to an estimated 182,000 tons in the third quarter of the financial year and approximately 125,000 tons in the fourth quarter of the financial year. WestRock expects further progress on its cost savings initiatives and expects to significantly exceed its previously announced target of $300 to $400 million for the financial year ending 30 September 2024.

20.	Risk factors

Smurfit Kappa Shareholders should consider fully and carefully the risk factors associated with the Combined Group and the Combination. For a discussion of the risks and uncertainties which Smurfit Kappa Shareholders should take into account when considering whether to vote in favour of the Combination, please refer to Part II (Risk Factors) of this Circular.

21.	Taxation

Smurfit Kappa Shareholders should refer to Part VI (Summary of the Tax Consequences of the Combination) of this Circular for a discussion of the tax considerations related to the Combination and holding of Smurfit WestRock Shares. The contents of this Circular are not to be construed as tax advice and each Smurfit Kappa Shareholder should consult its own tax adviser in relation to the tax consequences of the Combination and the holding of Smurfit WestRock Shares.

22.	Scheme Meeting

The Scheme Meeting has been convened at the direction of the Irish High Court at 10:00 a.m. on 13 June 2024, for Smurfit Kappa Shareholders to consider, and if thought fit, approve the Scheme. The Scheme Resolution must be approved by Smurfit Kappa Shareholders present and voting (whether in person or by proxy), representing not less than 75% in value of the Smurfit Kappa Shares voted by such Smurfit Kappa Shareholders.

The Combination will not proceed unless the Scheme Resolution set out at Part XII (Notice of Scheme Meeting) of this Circular is passed. The Smurfit Kappa Board considers the Combination to be in the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and unanimously recommends that Smurfit Kappa Shareholders vote in favour of the resolution proposed at the Scheme Meeting.

[4]	Smurfit Kappa defines Adjusted EBITDA as net income before income tax expense, depreciation, depletion and amortisation expense, goodwill impairment, impairment of other assets, transaction-related expenses associated with the proposed Combination, interest expense, net, restructuring costs, pension expense (excluding current service cost), share-based compensation expense and other expense (income), net. Adjusted EBITDA is a financial measure that is not defined under US GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with US GAAP. Smurfit Kappa’s Adjusted EBITDA may differ from similarly captioned measures presented by other companies because other companies may not calculate Adjusted EBITDA in the same manner.

If you would like to vote on the Scheme Resolution but cannot attend the Scheme Meeting, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the Scheme Meeting by using one of the methods set out in the notes to the Notice of the Scheme Meeting.

23.	Extraordinary General Meeting

The EGM has been convened at 10:15 a.m. on 13 June 2024 for Smurfit Kappa Shareholders to consider, and if thought fit, approve ordinary resolutions and special resolutions approving the Combination and related matters. If passed, the EGM Resolutions will authorise the Combination substantially on the terms and subject to the Conditions summarised in paragraph 11 of this Part I (Letter from the Chair). The passing of the ordinary resolutions (being Resolutions 1 and 2) and the advisory resolution (being Resolution 5) require approval by a simple majority of Smurfit Kappa Shareholders present and voting (whether in person or by proxy) at the EGM. Resolutions 3 and 4, being special resolutions, require approval of Smurfit Kappa Shareholders present and voting (whether in person or by proxy), representing not less than 75% in value of the Smurfit Kappa Shares voted by such Smurfit Kappa Shareholders.

The Combination will not proceed unless the EGM Resolutions set out in Part XIII (Notice of Extraordinary General Meeting) of this Circular are passed. The Smurfit Kappa Board considers the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal to be the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and unanimously recommends that Smurfit Kappa Shareholders vote in favour of the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal proposed at the EGM.

If you would like to vote on the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal but cannot attend the EGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the EGM by using one of the methods set out in the notes to the Notice of the EGM.

A summary of the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal is set out below. Resolutions 1, 2 and 5 are proposed as ordinary resolutions and Resolutions 3 and 4 are proposed as special resolutions:

Resolution 1 – Approval of the Combination as a class 1 transaction

Resolution 1 proposes that the Combination, and any ancillary or associated agreements, be approved and the Smurfit Kappa Board be authorised to take all steps and enter all agreements and arrangements necessary, desirable or expedient to implement the Combination.

Resolution 2 – Approval of the Scheme in connection with the Combination

Resolution 2 proposes that, subject to the approval of the Scheme by the requisite majority at the Scheme Meeting, the Scheme be approved and the Smurfit Kappa Board be authorised to take all such actions as it (or any duly authorised committee thereof) consider necessary or appropriate for carrying the Scheme into effect.

Resolution 3 – Approval of listing of Smurfit WestRock Shares

Resolution 3 proposes that, subject to and conditional upon Completion, the listing of the Smurfit Kappa Shares on the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time) be cancelled, the trading of the Smurfit Kappa Shares on the LSE’s main market for listed securities be cancelled, and the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and to trading on the LSE’s main market for listed securities be approved.

Resolution 4 – Approval of amendments to the Articles of Association of Smurfit Kappa

Resolution 4 proposes that the Articles of Association of Smurfit Kappa be amended so that any Smurfit Kappa Shares that are issued on or after the Voting Record Time to persons other than Smurfit WestRock or its nominees will either be subject to the terms of the Scheme or will be immediately and automatically acquired by Smurfit WestRock and/or its nominee(s) for the Scheme Consideration.

Resolution 5 – Approval of Smurfit WestRock capital reduction (advisory resolution)

Resolution 5 proposes that, as a non-binding advisory resolution, Smurfit WestRock be authorised to carry out a share capital reduction pursuant to which the entire amount (or such lesser amount as the directors of Smurfit WestRock may determine) standing to the credit of Smurfit WestRock’s share premium account resulting from the issuance of the Scheme Consideration pursuant to the mandatory share exchange arrangement (as provided for under the Scheme) and the Share Consideration pursuant to the Merger (or the amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the issuance of the Scheme Consideration and the Share Consideration pursuant to the Merger) be cancelled and extinguished such that the reserve resulting from such cancellation be treated as profits available for distribution.

24.	Further information

The attention of Smurfit WestRock Shareholders is drawn to the further information set out in Part III (Principal Terms and Conditions of the Combination) to Part VIII (Additional Information) of this Circular. Smurfit Kappa Shareholders should read the whole of this Circular and not just rely on the summarised information set out in this letter. Smurfit Kappa Shareholders are also advised to read the Prospectus and the US Registration Statement, which contain further information relating to the Smurfit WestRock Shares, the Combination, the parties to the Combination, the risks associated with the Combination and other related matters.

Smurfit Kappa Shareholders should note that no shareholder approval is required in respect of (i) the listing of Smurfit WestRock Shares on the NYSE; or (ii) the delisting of Smurfit Kappa Shares from the Official List of Euronext Dublin.

25.	Action to be taken

You will find enclosed with the Circular a Form of Proxy for use at the Scheme Meeting and a Form of Proxy for use at the EGM. Whether or not you intend to be present at the Shareholder Meetings in person, it is important that you complete each Form of Proxy (in accordance with the instructions printed thereon) and return it to the Company Registrar of Smurfit Kappa, Computershare Investor Services (Ireland) Limited, P.O. Box 13030, Dublin 24, Ireland (if delivered by post) or to Computershare Investor Services (Ireland) Limited, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland (if delivered by hand).

Alternatively, you may appoint a proxy electronically, by visiting the website of the Company Registrar of Smurfit Kappa at www.eproxyappointment.com; to do this, you will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy.

Persons who hold their interests in Smurfit Kappa Shares as Belgian Law Rights through the Euroclear system or as CDIs through the CREST System, should consult with their stockbroker or other intermediary at the earliest opportunity for further information on the processes and timelines for submitting proxy votes through the respective systems.

Further instructions on how to appoint a proxy are set out in the notes to the Notice of Scheme Meeting and Notice of EGM, and on the Forms of Proxy.

All proxy appointments (including an electronic proxy appointment) must be received by (i) no later than 10:00 a.m. on 11 June 2024 in the case of the Scheme Meeting, and (ii) no later than 10:15 a.m. on 11 June 2024 in the case of the EGM (or, in the case of an adjournment, no later than 48 hours before the time fixed for holding the adjourned meeting). The completion and return of a Form of Proxy (including an electronic proxy appointment) will not prevent a Smurfit Kappa Shareholder from attending and voting in person at the Shareholder Meetings, or any adjournment thereof, should they wish to do so.

Persons holding through the Euroclear or (via a holding of CDIs) CREST Systems will also need to comply with any additional voting deadlines imposed by the respective service offerings. Again, all persons affected are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

26.	Financial Advice

The Smurfit Kappa Board has received financial advice from Citi and PJT Partners in relation to the proposed Combination. In providing such financial advice to the Smurfit Kappa Board, Citi and PJT Partners have taken into account the Smurfit Kappa Board’s commercial assessment of the proposed Combination.

27.	Recommendation to Smurfit Kappa Shareholders

The Smurfit Kappa Board considers the Combination and the Resolutions to be in the best interests of Smurfit Kappa and Smurfit Kappa Shareholders as a whole and, accordingly, unanimously recommends that Smurfit Kappa Shareholders vote in favour of each of the Resolutions to be proposed at the Shareholder Meetings, as each member of the Smurfit Kappa Board intends to do, or procure to be done, in respect of their own beneficial holdings of, in aggregate, 1,661,323 Smurfit Kappa Shares, representing approximately 0.64% of the total number of voting rights in the Company as at the Latest Practicable Date.

Yours faithfully

Irial Finan, Chair
For and on behalf of the Smurfit Kappa Board

Part II

Risk Factors

The proposed Combination may give rise to certain risks which, if they occur, may have a material adverse effect on the business, financial condition, results of operations or prospects of Smurfit Kappa, as currently constituted, and/or the Combined Group. Accordingly, the risk factors should be afforded careful consideration together with all the other information set out in this Circular in deciding whether to approve the Resolutions being put to Smurfit Kappa Shareholders at the Shareholder Meetings.

The risks which the directors of the Company consider to be material as at the date of this Circular are set out in this Part II (Risk Factors). The risks described in this Part II (Risk Factors) are based on information known at the Latest Practicable Date but may not be the only risks to which Smurfit Kappa, as currently constituted, or the Combined Group, is or might be exposed.

Additional risks and uncertainties, which are currently unknown to Smurfit Kappa or that Smurfit Kappa does not currently consider to be material, may adversely affect the business of Smurfit Kappa and/or the Combined Group and could have material adverse effects on the business, financial condition, results of operations and future prospects of Smurfit Kappa and/or the Combined Group. If any of the following risks were to materialise, the business, financial condition, results of operations and prospects of Smurfit Kappa and/or the Combined Group could be materially adversely affected and the value of Smurfit Kappa Shares and, following Completion, Smurfit WestRock Shares, could decline.

Smurfit Kappa Shareholders should read this Circular as a whole and not rely solely on the information set out in this Part II (Risk Factors).

Section A
Material Risks relating to the Combination

Due to potential fluctuations in the market value of Smurfit Kappa Shares, and the fact that the exchange ratio in the Scheme is fixed, Smurfit Kappa Shareholders cannot be sure of the market value of the Scheme Consideration that they will receive in the Combination.

On 12 September 2023, Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement. The Scheme Consideration that eligible Smurfit Kappa Shareholders will receive upon Completion is one Smurfit WestRock Share for each Smurfit Kappa Share (excluding any Designated Smurfit Kappa Shares), and so does not involve a number of shares that will be determined based on a fixed market value. Prior to Completion, there has not been and will not be an established public trading market for Smurfit WestRock Shares. The market value of Smurfit WestRock Shares will reflect the combination of Smurfit Kappa and WestRock under the terms of the Combination. As the market price of WestRock Shares or currency exchange rates fluctuate, the implied value of Smurfit WestRock Shares, including in comparison to the value of Smurfit Kappa Shares, will fluctuate too. The Scheme Consideration will not be adjusted to reflect any changes in the market value of Smurfit Kappa Shares, currency exchange rates or the market value of WestRock Shares.

Changes in the price of Smurfit Kappa Shares or WestRock Shares may result from a variety of factors, including, among others, changes in Smurfit Kappa’s or WestRock’s respective businesses, operations or prospects, regulatory considerations, governmental actions, legal proceedings and general business, market, industry, political or economic conditions. Many of these factors are beyond Smurfit Kappa’s or WestRock’s control. As a result, the aggregate market value of the Smurfit WestRock Shares that a Smurfit Kappa Shareholder is entitled to receive at the time of Completion could vary significantly from the value of the equivalent Smurfit Kappa Shares on the date of the Transaction Agreement, the date of this Circular, the date of the EGM or the date of the Scheme Meeting and, at the time of the EGM and the Scheme Meeting, Smurfit Kappa Shareholders will neither know nor be able to calculate the value of the Scheme Consideration they would receive upon Completion.

If the Combination is not completed by the End Date, which is subject to certain extensions in specified circumstances in accordance with the Transaction Agreement, either Smurfit Kappa or WestRock may have the right to terminate the Transaction Agreement.

If the Merger Effective Time does not occur by 5:00 p.m., New York City Time, on 12 September 2024 (subject to extension until 12 March 2025 in accordance with the Transaction Agreement), either Smurfit Kappa or WestRock may have the right to terminate the Transaction Agreement. However, this right to terminate the Transaction Agreement shall not be available to a party whose breach of any provision of the Transaction Agreement is the primary cause of the failure of the Merger Effective Time to have occurred by such time. Smurfit Kappa or WestRock may elect to terminate the Transaction Agreement in certain other circumstances, including if the Smurfit Kappa Shareholders or WestRock Shareholders fail to approve the Combination at their respective shareholder meetings, and Smurfit Kappa and WestRock can mutually decide to terminate the Transaction Agreement at any time prior to the Merger Effective Time, before or after the required Smurfit Kappa Shareholder Approval or WestRock Shareholder Approval. For more information, see the sections entitled “Conditions that must be satisfied or waived for the Combination to occur” in paragraph 3 and “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular.

If the Combination does not proceed, the ongoing business of Smurfit Kappa may be materially adversely affected by a variety of factors, including the failure to pursue other beneficial opportunities during the pendency of the Combination, the failure to obtain the anticipated benefits of the Combination, the payment of certain costs relating to the Combination and the focus of its management on the Combination for an extended period of time rather than on ongoing business matters or other opportunities or issues. Smurfit Kappa’s share price may fall as the current price of Smurfit Kappa Shares may reflect a market assumption that the Combination will be completed. In addition, the failure to complete the Combination may result in negative publicity or a negative impression of Smurfit Kappa in the investment community and may affect its relationship with employees, customers, suppliers and other partners. See also the risk factor entitled “The termination of the Transaction Agreement could negatively impact Smurfit Kappa and, in certain circumstances, could require Smurfit Kappa to pay a termination amount to WestRock” below.

Completion is subject to a number of conditions which may not be satisfied or waived, or which may not be capable of satisfaction without the imposition of undertakings, conditions, or divestments, which could be material. These factors could jeopardise or delay, or result in conditions or restrictions on, Completion, lead to additional expenditures of money and resources and/or reduce the anticipated benefits of the Combination, or prevent Completion entirely. As a result, there is no assurance when or if the Combination will be completed.

The Combination is subject to the Conditions, which are set out in full in the Transaction Agreement, and which include the following: (i) the Smurfit Kappa Shareholder Approval, (ii) the WestRock Shareholder Approval, (iii) the US Registration Statement having become effective in accordance with the US Securities Act and no stop order suspending the effectiveness having been issued by the US SEC and remaining in effect or any related proceeding being pending or threatened by the US SEC, (iv) all required approvals under US antitrust laws and other required jurisdictions having been obtained and no legal proceedings by any governmental entity under relevant antitrust laws being threatened in writing that is reasonably likely to enjoin, restrain or prevent the Combination, (v) the Smurfit WestRock Shares being approved for admission to the NYSE, subject to official notice of issuance of Smurfit WestRock Shares upon Completion, (vi) the FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that the Smurfit WestRock Shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issuance of Smurfit WestRock Shares upon Completion, (vii) the accuracy (subject to certain standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Transaction Agreement and compliance in all material respects by both parties with the covenants and agreements therein required to be complied with by them, (viii) the sanction of the scheme by the Irish High Court, (ix) the absence of any statute, regulation, order or injunction which prevents or makes illegal the consummation of the Combination, (x) the absence of a material adverse effect on either party and (xi) other customary closing conditions. There can be no assurance as to when the Conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to achieve Completion.

As a result of the regulatory Conditions, various consents, orders and approvals must be obtained from regulatory and governmental entities, as summarised in paragraph 12 of Part I (Letter from the Chair). Smurfit Kappa and WestRock have made, or will make, various filings and submissions with governmental entities in connection with, and pursuant to, the Transaction Agreement and are pursuing all required consents, orders and approvals in accordance with the terms of the Transaction Agreement. However, the required consents, orders and approvals may not be obtained and, as a result, the Conditions may not be satisfied. Even if all required consents, orders and approvals are obtained and all Conditions are satisfied, the consents, orders and approvals may include restrictive terms and conditions. Regulatory and governmental entities may impose conditions on the granting of consents, orders and approvals and if regulatory and governmental entities seek to impose conditions, lengthy negotiations may ensue among the regulatory or governmental entities, Smurfit Kappa and WestRock. These conditions and the process of obtaining these consents, orders and approvals could delay Completion and any such conditions may not be satisfied for an extended period of time following the WestRock Special Meeting, the Scheme Meeting and the EGM, if at all.

The conditions imposed by regulatory and governmental entities on the granting of consents, orders and approvals may also require divestitures of certain divisions, operations or assets of Smurfit Kappa or WestRock and may impose costs, limitations or other restrictions on the conduct of the business of Smurfit Kappa, WestRock or, following Completion, the Combined Group. Under the Transaction Agreement, Smurfit Kappa and WestRock have agreed to (i) propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, license, or disposition of any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock, including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, license, or disposition, and (ii) take any action, or agree to take any action, that would limit Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s freedom of action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock as may be required in order to obtain all clearances required under any antitrust law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or delay Completion, in each case to permit and cause the applicable conditions to be satisfied as promptly as reasonably practicable and in any event prior to the End Date. To assist Smurfit Kappa in complying with these obligations, WestRock shall, and shall cause its subsidiaries to, enter into one or more agreements requested by Smurfit Kappa to be entered into by any of them prior to Completion with respect to any transaction to divest or other remedial action with respect to any of the businesses, assets, equity interests, product lines or properties of WestRock or any of its subsidiaries; provided, however, that the consummation of the transactions provided for in any such agreement for a remedial action shall be conditioned upon Completion. However, nothing in the Transaction Agreement requires Smurfit Kappa or WestRock, or permits, or shall be deemed to permit, WestRock, without the prior written consent of Smurfit Kappa, to take, agree to take, or consent to the taking of any remedial action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock, or any combination thereof, that in the aggregate generated total revenues in excess of $750,000,000 in the 12-month period ended 31 December 2022. See the paragraph entitled “Efforts to Obtain Required Approvals” in paragraph 4 in Part III (Principal Terms and Conditions of the Combination) of this Circular for more information.

Compliance with any conditions imposed by regulatory and governmental entities may reduce the anticipated benefits of the Combination, which could also have a material adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects, and neither Smurfit Kappa nor WestRock can predict, what, if any, changes may be required by regulatory or governmental entities whose consents, orders or approvals are required.

The Combined Group may not realise all of the benefits of the Combination or such benefits may take longer than anticipated or may be lower than estimated.

Smurfit Kappa and WestRock have entered into the Transaction Agreement because they believe that the Combination will be beneficial to their respective companies and shareholders or stockholders, and that combining the businesses of Smurfit Kappa and WestRock will produce benefits and run-rate synergies. The Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. In addition, the Combined Group expects to achieve the anticipated benefits and run-rate synergies without adversely affecting current revenues and investments in future growth. However, if Smurfit WestRock is not able to successfully combine the businesses of Smurfit Kappa and WestRock in an efficient and effective manner, the anticipated benefits and run-rate synergies of the Combination may not be realised fully, or at all, or may take longer to realise, or the costs of achieving the benefits and run-rate synergies may be more than expected. Any such risks may result in the Combined Group’s operating costs being greater than anticipated and may reduce the net benefits of the Combination. In addition, there may be some negative impacts on the Smurfit WestRock business as a result of the Combination, and the value of the Smurfit WestRock Shares may be materially adversely affected.

The Transaction Agreement contains restrictions on the ability of Smurfit Kappa to pursue alternatives to the Combination.

The Transaction Agreement contains provisions that may discourage a third party from submitting a Competing Proposal that might result in greater value to Smurfit Kappa Shareholders than the Combination. These provisions include, among others, a general prohibition on Smurfit Kappa from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Smurfit Kappa Board, entering into discussions with any third party regarding any Competing Proposal. Further, subject to certain exceptions, the Transaction Agreement prohibits Smurfit Kappa from making a Change of Recommendation. The Smurfit Kappa Board is permitted, prior to the receipt of the Smurfit Kappa Shareholder Approval, to make a Change of Recommendation (i) if there is an Intervening Event, or (ii) following the receipt of a bona fide, unsolicited written Competing Proposal which the Smurfit Kappa Board determines in good faith after consultation with its outside legal and financial advisors is a Superior Proposal, if (x) in the case of (ii), Smurfit Kappa has not materially breached its non-solicitation obligations set forth in the Transaction Agreement in connection with such Competing Proposal, and (y) in the case of (i) and (ii), the Smurfit Kappa Board has determined in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and Smurfit Kappa complies with certain other obligations under the Transaction Agreement (which, in specified circumstances and to the extent requested by WestRock, results in Smurfit Kappa being required to negotiate in good faith with WestRock in connection with amending the terms of the Transaction Agreement (x) to obviate the need for a Change of Recommendation or (y) such that the Competing Proposal would no longer constitute a Superior Proposal). However, if the Smurfit Kappa Board makes a Change of Recommendation prior to the receipt of the Smurfit Kappa Shareholder Approval, WestRock will be entitled to terminate the Transaction Agreement and Smurfit Kappa will be required to pay to WestRock a termination amount of $100 million. See the sections entitled “Non-Solicitation” and “Termination Amounts” of paragraph 4 of Part III (Principal Terms and Conditions of the Combination) for a more complete discussion of these restrictions and consequences.

It is possible that not all the Conditions will have been met at the time of the Scheme Meeting and EGM, and that Smurfit Kappa and/or WestRock may waive one or more of the Conditions after receipt of the Smurfit Kappa Shareholder Approval without seeking further approval from the Smurfit Kappa Shareholders of the proposals previously approved by them.

The Scheme Meeting and EGM may take place before all of the required regulatory approvals for the Combination have been obtained and before all conditions to such approval, if any, are known. Nevertheless, if the Smurfit Kappa Shareholder Approval is received, Smurfit Kappa would not be required to seek further approval of the Smurfit Kappa Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have a material adverse effect on either Smurfit Kappa or WestRock before Completion or on Smurfit WestRock after Completion.

Furthermore, certain of the Conditions set forth in the Transaction Agreement may be waived by Smurfit Kappa and/or WestRock to the extent permitted by applicable law and the terms of the Transaction Agreement. If any Conditions are waived, Smurfit Kappa may evaluate whether a supplementary circular seeking further approval from the Smurfit Kappa Shareholders would be required. Subject to applicable law, if Smurfit Kappa determines that further shareholder approval is not required, Smurfit Kappa will have the discretion to proceed to Completion without seeking further approval from the Smurfit Kappa Shareholders. Any determination of whether to waive any Condition or as to whether a supplementary circular seeking further approval from the Smurfit Kappa Shareholders would be required as a result of the waiver, will be made by Smurfit Kappa and/or WestRock, as applicable, at the time of the determination based on the facts and circumstances as they exist at that time.

In the event that Smurfit Kappa and/or WestRock determine to waive any of the Conditions, such waiver may have an adverse effect on Smurfit Kappa and the Smurfit Kappa Shareholders. For example, if the parties were to waive the condition that (a) the Smurfit WestRock Shares shall have been approved for listing on the NYSE, subject to official notice of issuance and (b) the FCA shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgment shall not have been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgment shall not have been withdrawn) that such shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issue of such Smurfit WestRock Shares upon Completion, the Smurfit WestRock Shares issued to Smurfit Kappa Shareholders at the consummation of the Combination would not be listed on a stock exchange until the NYSE or the LSE approved the respective listing applications, and the ability of Smurfit Kappa Shareholders to trade such shares would be adversely affected. By way of further example, if Smurfit Kappa waives the condition that, since the date of the Transaction Agreement, there shall not have occurred or existed any Effect that has had or would reasonably be expected to have, individually in the aggregate, a material adverse effect on WestRock, the value of the Scheme Consideration received by Smurfit Kappa Shareholders could be materially diminished.

The termination of the Transaction Agreement could negatively impact Smurfit Kappa and, in certain circumstances, could require Smurfit Kappa to pay a termination amount to WestRock.

If the Transaction Agreement is terminated in accordance with its terms and the Combination does not proceed, the ongoing business of Smurfit Kappa may be materially adversely affected by a variety of factors, including the failure to pursue other beneficial opportunities during the pendency of the Combination, the failure to obtain the anticipated benefits of the Combination, the payment of certain costs relating to the Combination and the focus of its management on the Combination for an extended period of time rather than on ongoing business matters or other opportunities or issues. Smurfit Kappa’s share price may fall as the current price of Smurfit Kappa Shares may reflect a market assumption that the Combination will be completed. In addition, the failure to complete the Combination may result in negative publicity or a negative impression of Smurfit Kappa in the investment community and may affect its relationship with employees, customers, suppliers and other partners.

If the Smurfit Kappa Board makes a Change of Recommendation prior to the receipt of the Smurfit Kappa Shareholder Approval, then WestRock will be entitled to terminate the Transaction Agreement and Smurfit Kappa will be required to pay a termination amount of $100 million to WestRock. This termination amount is also payable if the Transaction Agreement is terminated because Smurfit Kappa commits a wilful breach of its non-solicitation obligations under the Transaction Agreement, or if the Transaction Agreement is terminated in certain circumstances following a Competing Proposal for Smurfit Kappa and Smurfit Kappa consummates or enters into an agreement for a Competing Proposal within 12 months after such termination.

An amount of $50 million is payable to WestRock by Smurfit Kappa if the Transaction Agreement is terminated after failure by Smurfit Kappa to receive the Smurfit Kappa Shareholder Approval at the Scheme Meeting and EGM. The amount referred to in the preceding sentence will be credited toward any subsequent termination amount payable by Smurfit Kappa. If the Transaction Agreement is terminated and Smurfit Kappa determines to seek another business combination or strategic opportunity, Smurfit Kappa may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Combination. See the section entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) for more information.

Moreover, as disclosed in paragraph 7.1 of Part VIII (Additional Information) of this Circular, if (i) the Combination is not consummated prior to 12 March 2025, (ii) the Transaction Agreement is terminated at any time prior to 12 March 2025 (other than as a result of consummating the Combination) or (iii) Smurfit Kappa publicly announces at any time prior to 12 March 2025 that it will no longer pursue the consummation of the Combination, SK Treasury will be required to redeem all of the outstanding Notes of each series pursuant to a Special Mandatory Redemption at a redemption price equal to 101% of the aggregate principal amount of the Notes of such series, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date (as defined in the Notes Indenture). Therefore, the termination of the Transaction Agreement could have a material adverse effect on Smurfit Kappa’s business, results of operations, financial condition, prospects and/or share price.

Smurfit Kappa, WestRock or Smurfit WestRock may be subject to litigation in relation to the Combination, which could lead to additional expenditures of money and resources, and may delay or prevent the Combination from being completed.

Shareholder class action lawsuits or derivative lawsuits are often brought against companies that have entered into transaction agreements. Even if the lawsuits are without merit, defending against these claims can result in additional expenditures of money and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Combination, then that injunction may, among other things, delay or prevent Completion. Any delay in Completion could lead to additional expenditures of money and resources and could prevent or delay the Combined Group from realising some or all of the anticipated synergies or other benefits that it expects to achieve if the Combination is successfully completed within the expected time frame.

One of the Conditions is that (i) no statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Combination and (ii) there shall not be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Combination. Consequently, if a party secures injunctive or other relief prohibiting, delaying or otherwise materially adversely affecting Smurfit Kappa’s or WestRock’s ability to complete the Combination on the terms contemplated by the Transaction Agreement, then such law or injunctive or other relief may prevent consummation of the Combination in a timely manner or at all.

While the Transaction Agreement is in effect, Smurfit Kappa and WestRock are subject to restrictions on their business activities.

Under the Transaction Agreement, Smurfit Kappa and WestRock are subject to a range of restrictions on the conduct of their respective businesses and generally must operate their businesses in the ordinary course consistent with past practice prior to Completion, subject to certain exceptions set forth in the Transaction Agreement. Smurfit Kappa and WestRock are also required to seek each other’s approval prior to taking certain actions specified in the Transaction Agreement. These restrictions may constrain Smurfit Kappa’s and WestRock’s ability to pursue certain business strategies. These restrictions may also prevent Smurfit Kappa and WestRock from pursuing otherwise attractive business opportunities, making acquisitions and investments or making other changes to their respective businesses prior to Completion or the termination of the Transaction Agreement. Any such lost opportunities may reduce either or both companies’ competitiveness or efficiency and could lead to a material adverse effect on their respective businesses, results of operations, financial condition, prospects and/or share prices, or those of Smurfit WestRock following Completion.

The business relationships, results of operations and financial conditions of Smurfit Kappa, WestRock and, following Completion, the Combined Group may be subject to disruption due to uncertainty associated with the Combination.

The Combination could cause disruptions in and create uncertainty surrounding Smurfit Kappa’s and WestRock’s respective businesses, including affecting Smurfit Kappa’s and WestRock’s relationships with their existing and future customers, suppliers, partners and employees. This could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s respective businesses, results of operations, financial conditions, prospects and/or share prices, regardless of whether or not the Combination is completed. Smurfit Kappa and WestRock could potentially lose important personnel who decide to pursue other opportunities as a result of the Combination. Any such adverse effect could be exacerbated by a prolonged delay in completing the Combination or if the parties are unable to decide quickly on the business direction or strategy of the Combined Group. Smurfit Kappa, WestRock and, following Completion, the Combined Group could also potentially lose customers or suppliers, as existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts, or defer decisions concerning Smurfit Kappa, WestRock or, following Completion, the Combined Group. Potential customers or suppliers could also defer entering into contracts with Smurfit Kappa, WestRock or, following Completion, the Combined Group, each as a result of uncertainty relating to the Combination. In addition, Smurfit Kappa and WestRock have expended, and will continue to expend, significant management resources on matters relating to the Combination, which are being diverted from their day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Smurfit Kappa, WestRock and, following Completion, the Combined Group in connection with the Combination.

Upon Completion, certain change-of-control rights under agreements will or may be triggered, which may result in third parties terminating or altering existing contracts or relationships with Smurfit Kappa, WestRock or, following Completion, the Combined Group.

Smurfit Kappa and WestRock have contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors and other business partners which will or may require Smurfit Kappa and WestRock to obtain consents from these other parties in connection with the Combination. If these consents cannot be obtained, the counterparties to these contracts may have the ability to terminate, reduce the scope of or otherwise seek to vary the terms of their relationships or the terms of such contracts with either or both parties in anticipation of the Combination, or with the Combined Group following Completion. The pursuit of such rights may result in Smurfit Kappa, WestRock or, following Completion, the Combined Group suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements or losing rights that are material to their respective businesses. Any such disruptions could limit the Combined Group’s ability to achieve the anticipated benefits of the Combination. The adverse effect of such disruptions could also be exacerbated by a delay in Completion.

Each of Smurfit Kappa and WestRock and, following Completion, the Combined Group may have difficulty attracting, motivating and retaining executives and other employees in light of the Combination.

The success of the Combination will depend in part on the Combined Group’s ability to retain the talents and dedication of key employees currently employed by Smurfit Kappa and WestRock. It is possible that these employees may decide not to remain with Smurfit Kappa or WestRock, as applicable, while the Combination is pending or with the Combined Group after Completion. If key employees terminate their employment, or if an insufficient number of employees is retained to maintain effective operations, the Combined Group’s business activities may be materially adversely affected and management’s attention may be diverted from successfully integrating Smurfit Kappa and WestRock to hiring suitable replacements, which may cause the Combined Group’s business to suffer. In addition, Smurfit Kappa, WestRock and, following Completion, the Combined Group may not be able to locate suitable replacements for any key employees who leave, or offer employment to potential replacements on reasonable terms. See also the risk factor entitled “Smurfit Kappa and WestRock, and following Completion the Combined Group, may not be able (whether due to increasing costs or otherwise) to attract, develop and retain suitably qualified employees as required for the business” below.

Smurfit Kappa may not have discovered certain liabilities or other matters related to WestRock, which may materially adversely affect the future financial performance of the Combined Group.

In the course of the due diligence review that Smurfit Kappa conducted prior to the execution of the Transaction Agreement, Smurfit Kappa may not have discovered, or may have been unable to properly quantify, certain liabilities of the other party or other factors that may have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Combined Group after Completion or on the value of the Smurfit WestRock Shares after Completion, and Smurfit Kappa Shareholders will not be indemnified or otherwise compensated for any of these liabilities or other adverse effects resulting from other factors. These liabilities or other facts could include, but are not limited to, those described in the section entitled “New Risks to Smurfit Kappa as a result of the Combination” of this Part II (Risk Factors).

Smurfit WestRock’s estimates and judgments related to the identification and valuation of acquired assets and liabilities and the allocation of purchase price related to the Combination may be inaccurate.

The identification and valuation of acquired assets and liabilities and the allocation of the purchase price to identified assets and liabilities acquired in the Combination in accordance with US GAAP will involve the exercise of significant accounting judgments and the development of significant estimates. The Combined Group’s business, results of operations, financial condition and/or prospects could be materially adversely impacted in future periods if the accounting judgments and estimates prove to be inaccurate.

Each of Smurfit Kappa and WestRock will incur substantial fees and costs in connection with the Combination, regardless of whether the Combination is completed, and will incur integration costs, and these fees and costs may be greater than anticipated.

Smurfit Kappa and WestRock have incurred and expect to incur a number of non-recurring costs associated with the Combination. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, filing fees, printing expenses and other related charges, as well as costs relating to the refinancing, modification or assumption of Smurfit Kappa’s and WestRock’s existing debt. Certain of these costs have already been incurred or are otherwise payable by Smurfit Kappa and WestRock regardless of whether or not the Combination is completed, and may be greater than either party anticipated. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Combination and the integration of Smurfit Kappa’s and WestRock’s businesses. While both Smurfit Kappa and WestRock have assumed that a certain level of expenses will be incurred in connection with the Combination, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be significant additional, unanticipated costs and charges in connection with the Combination that the Combined Group may not recoup. These costs and expenses could reduce the realisation of efficiencies, strategic benefits and additional income the Combined Group expects to achieve from the Combination. Although Smurfit Kappa and WestRock expect that these benefits will offset the Combination expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

The Combined Group may fail to successfully integrate Smurfit Kappa and WestRock, including their individual cultures and philosophies.

Historically, Smurfit Kappa and WestRock have operated as independent companies, and they will continue to do so until Completion. There can be no assurance that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Smurfit Kappa or WestRock employees, the loss of customers, the disruption of either or both companies’ ongoing businesses, unexpected integration issues, higher than expected integration costs or an overall post-Completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Smurfit Kappa and WestRock in order to realise the anticipated benefits of the Combination:

•	combining the businesses of Smurfit Kappa and WestRock and meeting the Combined Group’s capital requirements in a manner that permits the Combined Group to achieve the run-rate synergies expected to result from the Combination, the failure of which would result in the anticipated benefits of the Combination not being realised in the time frame currently anticipated or at all;

•	combining the companies’ operations and corporate functions;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	reaching the potential from cross-selling corrugated and consumer-packaging products;

•	harmonising the companies’ operating practices, employee development and compensation programmes, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructures;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organisations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either or both of Smurfit Kappa’s and WestRock’s management teams and their respective resources will be focused on Completion and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business, as well as the business of the Combined Group following Completion.

Section B
Existing Material Risks to Smurfit Kappa which will be impacted by the Combination

Smurfit Kappa and WestRock have been and may be in the future, and following Completion the Combined Group may be, materially adversely affected by factors that are beyond their control, such as economic and financial market conditions, geopolitical conflicts and other social and political unrest or change.

The industry in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, is affected by economic and financial market conditions in markets where they operate, including changes in national, regional and local unemployment levels, shifts in consumer spending patterns, related supply demand dynamics, inflation, deflation, counterparty risk, insurance carrier risk, rising interest rates, rising commodity prices, currency exchange rate fluctuations, credit availability, and business and consumer confidence.

Disruptions in the overall economy, volatility in the financial markets, geopolitical conflicts and other social and political unrest or change could reduce consumer confidence and negatively affect consumer spending, which could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, business, results of operations, financial condition and/or prospects. For example, the global COVID-19 pandemic increased unemployment and reduced the financial capacity of businesses and consumers in the markets in which Smurfit Kappa and WestRock operate. See also the risk factor entitled “Smurfit Kappa’s and WestRock’s earnings are, and following Completion the Combined Group’s earnings will be, highly dependent on demand”.

The outlook for the global economy in the near- to medium-term remains uncertain and Smurfit Kappa and WestRock are unable, and following Completion the Combined Group will be unable, to predict the timing or rate at which economic conditions in their markets may recover. If the economic climate were to deteriorate, for example as a result of geopolitical events (such as the Russian invasion of Ukraine or the conflict in the Middle East) or uncertainty, trade tensions and/or a pandemic, it could result in an economic slowdown which, if sustained over any significant length of time, could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, business, results of operations, financial condition and/or prospects. In addition, changes in trade policy, including renegotiating or potentially terminating existing bilateral or multilateral agreements, as well as the imposition of tariffs, border taxes or other measures, could impact demand for, or manufacturing and production levels of, each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, products and businesses, as well as the costs associated with certain of their capital investments.

Any of these effects of COVID-19, the conflict in the Middle East, the Russian invasion of Ukraine or other market disruptions that Smurfit Kappa, WestRock or, following Completion, the Combined Group cannot anticipate, may contribute to instability in global financial and foreign exchange markets, including volatility in the value of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, operating and functional currencies. These effects may also hinder continued availability of financing from Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s lenders, may have a material adverse effect on their businesses, results of operations, financial condition and/or prospects, and may negatively impact their share prices.

Extraordinary events may significantly impact Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, businesses.

The ability to service customers without interruption is essential to Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations. Contingency plans are required to continue or recover operations following a disruption or incident. Such incidents may include (i) the loss or insolvency of a major distributor, (ii) repeated or prolonged government shutdowns or similar events, (iii) war (including acts of terrorism or hostilities which impact Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s markets), including the conflicts in Russia/Ukraine and the Middle East, (iv) natural or man-made disasters, (v) pandemics, such as COVID-19 or a resurgence thereof, (vi) water shortages, (vii) cybersecurity, IT or privacy-related incidents or (viii) severe weather conditions affecting Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s operations or the paper and packaging industry generally. Inability to restore or replace critical capacity to an agreed level within an agreed time frame would prolong the impact of such disruption or incident and could lead to, among other things, negative publicity and reputational damage and could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, reputation, results of operations, financial condition and/or prospects.

Smurfit Kappa and WestRock have, and following Completion, the Combined Group will have, independent, third-party distributors, the loss of which could have an adverse effect on their respective businesses, reputations, results of operations, financial conditions and/or prospects.

Government shutdowns can have a material adverse effect on operations or cash flows by disrupting or delaying new product launches, renewals of registrations for existing products and receipt of import or export licences for raw materials or products.

War (including acts of terrorism or hostilities), natural or man-made disasters, water shortages or severe weather conditions affecting the paper and packaging industry can cause a downturn in the business of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s customers, which in turn can have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects. Hurricanes or other severe weather events impacting the local markets could materially and adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s ability to obtain raw materials at reasonable cost, or at all, and could adversely affect their businesses. The health and safety of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s colleagues in local markets could be harmed by the detrimental effects of natural and man-made disasters, which could have a material adverse effect on their respective businesses, reputations, results of operations, financial conditions and/or prospects.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely affected by uncertainty, downturns, actions taken by competitors (such as the addition of new capacity) or other changes in the paper and packaging industry; in addition, the cyclical nature of the paper and packaging industry could result in overcapacity and consequently threaten their pricing structures.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, highly dependent on the paper and packaging industry. They have been, and will likely continue to be, materially adversely affected by negative developments, uncertainty, downturns and changes in the paper and packaging industry, as well as by the addition of new capacity by their competitors. A lack of investor confidence in the paper and packaging industry could also have a negative impact on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, financial performance.

Each of Smurfit Kappa’s and WestRock’s operating results are, and following Completion the Combined Group’s operating results will be, impacted by the paper and packaging industry’s historical cyclical pattern. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills (which generally continue production as long as paper prices are sufficient to cover their marginal costs), the lead time between the planning and completion of a new mill and the fact that new additions of containerboard and paperboard capacity tend to be large relative to the overall demand for the product. In addition, there is the potential to convert certain machines into containerboard machines, which may contribute to overcapacity. Consequently, the industry has from time-to-time experienced periods of substantial overcapacity.

In the absence of sufficient economic growth to generate increased demand or the closure of facilities (either temporarily or permanently) to mitigate the effect, new capacity can cause a period of regional overcapacity which may lead to downward pricing pressure. For example, the normalisation of European markets after COVID-19, together with associated economic difficulties, led to decreased e-commerce volumes which, combined with the uncertainties relating to prices and costs caused by international geopolitical instability and the wars in Ukraine and the Middle East, caused demand across Europe from the middle of 2022 through to the end of 2023 to decrease. Similar decreases in demand have also occurred in the United States. This lowered demand has resulted in industry-wide downtime.

These adverse effects could be further exacerbated if producers in certain regions (particularly China) experience overcapacity within their own local and regional markets and seek to increase their levels of exports into those markets within which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, and do so at lower pricing levels. The effect of such activity would be to depress prices for Smurfit Kappa’s, WestRock’s and the Combined Group’s products and could materially adversely affect their profitability.

Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects.

Smurfit Kappa has 23 mills in Europe, eight of which have the capacity to produce in excess of 400,000 tonnes of paper and board each, compared with Smurfit Kappa’s overall capacity of just over eight million tonnes. Smurfit Kappa’s kraftliner mill in Piteå, Sweden is responsible for approximately 720,000 tonnes of capacity, and Smurfit Kappa’s other two kraftliner mills (located in Facture, France and Nettingsdorfer, Austria) are responsible for approximately 575,000 tonnes and 460,000 tonnes of capacity, respectively. The other five mills, Reparenco and Roermond in the Netherlands, Hoya and Zülpich in Germany and Verzuolo in Italy, produce recycled containerboard and other paper and have capacities of approximately 615,000 tonnes, 650,000 tonnes, 430,000 tonnes, 520,000 tonnes and 500,000 tonnes, respectively. These eight mills, and Piteå in particular, represent a substantial amount of Smurfit Kappa’s paper and board production. Each is an important part of the business (with Piteå being a critical part of Smurfit Kappa’s business). Smurfit Kappa has 12 mills in the Americas, none of which produce more than 400,000 tonnes.

WestRock owns and operates 18 containerboard mills across the United States, India, Mexico, Canada and Brazil, with an overall capacity of 10,646 thousand tons and nine paperboard mills across the United States and one in Mexico, with an overall capacity of 4,040 thousand tons.

If operations at one or more of these mills were interrupted for any significant length of time, including because of natural disaster (such as flooding, fire or hurricanes), man-made disruptions (such as labour strikes, other work stoppages or cyber-attacks), explosions or other failures in the recovery boilers, failure to obtain raw materials or interruptions in the delivery of raw materials, failure of third-party service providers and/or business partners to fulfil their commitments and responsibilities in a timely manner and in accordance with agreed upon terms, prolonged power failures, unscheduled maintenance outages (including due to equipment breakdowns or failures), information system disruptions or failures, violations of permit requirements or revocation of permits, releases of pollutants and hazardous substances to air, soil, surface water or ground water, disruptions in transportation infrastructure (including roads, bridges, railroad tracks and tunnels), shortages of equipment, spare parts or other manufacturing inputs, government regulations, or any other reason, it could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects. For example, interruptions in operations at several of WestRock’s facilities located in the southern and southeastern United States in recent years by hurricanes and severe winter weather resulted in lost mill production. WestRock has also experienced isolated work stoppages from time to time at its converting facilities, and future work stoppages could result in lost mill production (see also “Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely impacted by work stoppages and other labour relations matters”). In addition, in January 2021, WestRock detected a ransomware attack impacting certain of its systems, resulting in WestRock’s mills producing 115,000 tons less than expected in the three months ended 31 March 2021 (see also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations”). Following Completion, the occurrence of such events could similarly impact the Combined Group’s business.

Price fluctuations in, or shortages in the availability of, energy, transportation and raw materials could materially adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa’s and WestRock’s margins are, and following Completion the Combined Group’s margins will be, significantly affected by the prices that they are able to charge for their products and the costs of the raw materials they require to make these products. Smurfit Kappa’s and WestRock’s primary raw materials are, and following Completion the Combined Group’s primary raw materials will be, recovered fibre, particularly old corrugated containers (“OCC”), and wood fibre. The prices for these raw materials tend to be volatile, and price fluctuations affect each of Smurfit Kappa’s and WestRock’s, and following Completion will affect the Combined Group’s, margins. For example, inflationary pressures in calendar year 2021 and the earlier part of calendar year 2022 resulted in a significant increase in the price of raw materials, and recovered fibre in particular, which put adverse pressure on Smurfit Kappa’s and WestRock’s margins. By contrast, towards the end of 2022 and during the early part of 2023, recovered fibre prices dropped significantly. Persistent inflation would result in higher prices for raw materials which Smurfit Kappa, WestRock or, following the Combination, Smurfit WestRock may not be able to recover through higher prices charged to their customers, particularly given the present dislocation between price and inflation. The failure to obtain raw materials at reasonable market prices, or the failure to pass increased costs on to customers without a time lag, or at all, could adversely affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

OCC and wood fibre are used in the manufacture of paper-based packaging products and are purchased in increasingly competitive, price-sensitive markets. OCC prices are based on market prices that have historically exhibited price and demand cyclicality and significant price volatility over short periods and may do so again in the future. In particular, the price of OCC depends on a variety of factors over which Smurfit Kappa and WestRock have, and following Completion the Combined Group will have, no control, including demand from outside of their countries of operation, environmental and conservation regulations, natural disasters and weather. Prices of wood fibre are also impacted by many of these factors. A decrease in the supply of such raw materials has caused, and any such decrease in the future can be expected to cause, higher costs. In addition, the increase in demand for products manufactured, in whole or in part, from OCC has in the past caused an occasional supply or demand imbalance in the market for OCC. It may also cause a significant increase in the cost of wood fibre used in the manufacture of recycled containerboard and related products. Asian purchasers have been in the OCC market for a number of years and have become material purchasers in the sector due to significant ongoing expansion of their recycled containerboard mills capacity. The effect of this has been to create volatility with respect to the price of OCC. Each of Smurfit Kappa’s and WestRock’s, and following Completion, the Combined Group’s, raw material costs are likely to continue to fluctuate based upon supply and demand characteristics.

In response to growing pressure from increased environmental awareness and the need to comply with environmental emission targets, a number of northern European governments have sought to encourage the use of wood for energy generation purposes through the use of subsidies. These policies create a new source of demand for wood. This has the effect of increasing the price of wood fibre and consequently the cost of raw materials for the production of kraftliner. If this trend continues or grows, this could lead to further raw material price increases and could have a material adverse effect on the Combined Group’s margins.

Smurfit Kappa’s and WestRock’s production processes are energy intensive. Energy costs, including water costs, represented 10% of Smurfit Kappa’s cost of goods sold for the financial year ended 31 December 2023. Energy costs represented approximately 7% of WestRock’s cost of goods sold for the financial year ended 30 September 2023. Energy prices, in particular natural gas, electricity oil and coal, have at times fluctuated significantly. For example, the price of natural gas consumed in Smurfit Kappa’s and WestRock’s manufacturing operations increased significantly between early 2022 and the third calendar quarter of 2022, before starting to decline (with a corresponding effect on Smurfit Kappa’s and WestRock’s production costs). If energy prices increase in the future, this would increase Smurfit Kappa’s and WestRock’s, and following Completion, the Combined Group’s, production costs, which could consequently have a material adverse effect on their respective profitability.

Energy prices and compliance with the EU Emission Trading Scheme (the “EU ETS”) Directive could significantly increase Smurfit Kappa’s, and following Completion, the Combined Group’s, energy costs, given Smurfit Kappa’s significant operational footprint in Europe. The EU ETS uses a cap and trade system where a cap is set on the total amount of certain greenhouse gases that can be emitted by installations subject to the system, such as Smurfit Kappa’s paper and board mills that operate in the European Union. Installations exceeding their annual emissions allowances can buy or receive emissions allowances on the market to comply with EU ETS requirements. Over time, the cap is reduced so total emissions fall and installations that do not have enough allowances to cover their emissions need to buy additional emission allowances or they are subject to a fine. Smurfit Kappa’s paper and board mills located within the European Union are subject to the EU ETS. To date, the collective CO2 allocations granted to Smurfit Kappa’s mills have exceeded Smurfit Kappa’s annual CO2 emissions. The current EU ETS for the period from 2021 to 2030 is expected to reverse the excess position over time. The paper industry has been granted status as a so-called “carbon leakage” sector and therefore Smurfit Kappa’s paper and board mills that operate within the European Union receive a portion of CO2 emission certificates for free. While these certificates are currently granted for free, there is considerable risk that in the future Smurfit Kappa’s, and following Completion the Combined Group’s, energy costs will significantly increase if the cap is lowered or if certificates are no longer provided free of cost, and that such increased energy costs will not be recovered through higher prices for Smurfit Kappa’s end products.

Smurfit Kappa and WestRock distribute, and following Completion the Combined Group will distribute, their products primarily by truck, rail and sea. The reduced availability of trucks, rail cars or cargo ships, including as a result of labour shortages in the transportation industry, could adversely impact Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, ability to distribute their products in a timely or cost-effective manner. For instance, WestRock experienced higher freight costs and some distribution delays in the first half of its financial year ended 30 September 2023 and in both financial years ended 30 September 2022 and 2021. While WestRock has generally been able to manage through these issues and has not experienced material disruptions in its ability to serve its customers, they have resulted in significantly higher costs for transportation services. Higher transportation costs could make Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products less competitive compared to similar or alternative products offered by competitors.

The failure to obtain raw materials, energy or transportation services at reasonable market prices (or the failure to pass on price increases to customers) or a reduction in the availability of raw materials, energy or transportation services due to increased demand, significant changes in climate or weather conditions or other factors could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations.

Cybersecurity breaches and other disruptions could compromise Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s information technology or data and expose them to liability, which would cause their respective businesses and reputations to suffer. In the ordinary course of their respective businesses, each of Smurfit Kappa and WestRock collects and stores, and following Completion, the Combined Group will collect and store, sensitive data, including intellectual property, its proprietary business information and that of its customers, suppliers and business partners, and personally identifiable information of its customers and employees, in its information technology. Each of Smurfit Kappa and WestRock also collects and stores, and following Completion the Combined Group will collect and store, limited, non-sensitive customer personally identifiable information. The secure processing, maintenance and transmission of this information is critical to Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations.

Despite security measures, Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s information technology, and that of their third-party providers and business partners, are subject to recurring attempts by third parties to access information, manipulate data or disrupt operations. Information technology that Smurfit Kappa, WestRock and, following Completion, the Combined Group use, as well as that used by their respective third-party providers and business partners, may be vulnerable to cyber-attacks or outages by common hackers, criminal groups, nation-state organisations or social activist organisations (which efforts may increase as a result of geopolitical events and political and social unrest or instability around the world) due to insider threat, malfeasance or other disruptions, such as cyber-attacks, power outages, telecommunication or utility failures, systems failures, service provider failures, natural disasters or other catastrophic events. Any such breach could compromise information technology and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings and regulatory penalties. Any such outage could disrupt or temporarily halt Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s operations, or impair their safety systems, resulting in reduced productivity, staff downtime, legal claims or proceedings and increased insurance premiums, as well as additional costs for attempting to recover lost information, equipment or data, and could damage their reputations, which could have a material adverse effect on their businesses, results of operations, financial condition and/or prospects.

As described in the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”, in January 2021 WestRock detected a ransomware attack impacting certain of its systems. In response, WestRock proactively shut down a number of its systems, which impacted certain of its operations, including WestRock’s ability to produce and ship paper and packaging. Due to these actions, WestRock’s mill system production was approximately 115,000 tons lower than planned for the quarter ended 31 March 2021, and WestRock estimated the pre-tax income impact of the lost sales and operational disruption of this incident, as well as ransomware recovery costs, at approximately $70 million for the quarter. In order to contain and remediate the cybersecurity incident, WestRock engaged a leading cybersecurity defence firm to complete a forensics investigation and performed short-term mitigation actions in the six months ended 30 September 2021. WestRock also accelerated information technology investments that it had previously planned to make in future periods in order to further strengthen its information security and technology infrastructure. As a result, WestRock has incurred and expects to incur, and therefore following Completion, the Combined Group expects to incur significant costs to enhance data security and take further steps to prevent unauthorised access to, or manipulation of, its systems and data.

Smurfit Kappa, WestRock and, following Completion, the Combined Group may also face challenges and risks during integration of acquired businesses and operations as, among other things, they and the acquired businesses and operations may face increased targeted attempts during any such busy period. Notwithstanding any plans and processes to prevent or mitigate their impact, such events could nonetheless result in disruptions and damage or could result in cyber-attacks or outages by common hackers, criminal groups, nation-state organisations or social activist organisations.

Each of Smurfit Kappa and WestRock face, and following Completion the Combined Group will face, challenges associated with ESG matters, including climate change and scarce resources, which could have a significant impact on its reputation, business, results of operations, financial condition and/or prospects.

Climate change is one of the greatest challenges facing society today and, against this backdrop, Smurfit Kappa’s and WestRock’s respective stakeholders are, and following Completion the Combined Group’s stakeholders will be, looking for them to provide low-carbon packaging solutions. Each of Smurfit Kappa and WestRock has identified multiple ways in which climate change could impact its business operations, including through extreme weather patterns that may affect its operations and supply chain. For example, severe weather-related events, such as hurricanes, tornadoes, other extreme storms, wildfires and floods, have in the past resulted in lost production and/or physical damage to WestRock’s facilities (see also the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”), and could in the future result in lost production and/or physical damage to WestRock’s, Smurfit Kappa’s and, following Completion, the Combined Group’s facilities. Unpredictable weather patterns or extended periods of severe weather may also result in supply chain disruptions and increased material costs. Moreover, the ability of Smurfit Kappa, WestRock and, following Completion, the Combined Group to obtain the virgin fibre used in their manufacturing operations may be limited, and prices for this raw material may fluctuate, during prolonged periods of heavy rain or drought or during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions.

Smurfit Kappa and WestRock recognise the significant impacts of climate change. Smurfit Kappa fully supports the EU Green Deal, the European Union’s initiative to reach net zero emissions of greenhouse gases by 2050, and the need to maintain safeguards against carbon leakage, which is at risk of occurring if emission policies are not consistently applied globally in the energy-intensive paper manufacturing industry. However, the EU Green Deal could increase government regulation of greenhouse gas emissions, putting further limits on the paper manufacturing operations. Transitioning to a lower carbon economy focuses in part on preserving the environment by protecting ecosystems and biodiversity, reducing pollution, moving towards a circular economy and improving waste management. A circular economy encourages sustainable consumption and aims to prevent waste, in part by encouraging creation of lasting products that can be repaired, recycled and reused. This may result in a transition towards the use of materials that last longer than paper products and are more easily reused, such as glass, metal or plastic. As such, demand for paper packaging may decline, while demand for alternative packaging types may increase. In addition, in a transition to a lower carbon economy, activities that are not in line with this transition may be subject to higher costs and operational constraints, such as increased prices for certain fuels (including natural gas), the introduction of a carbon tax or government mandates to reduce greenhouse gas emissions, and more stringent and/or complex environmental and other permitting requirements (see also the risk factor entitled “Price fluctuations in, or shortages in the availability of, energy, transportation and raw materials could materially adversely affect Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business”).

Smurfit Kappa’s and WestRock’s stakeholders expect them, and following Completion the Combined Group’s stakeholders will expect it, to use sustainable raw materials efficiently and decrease CO2 emissions, which may require a shift to renewable energy or lower carbon energy sources or increased energy efficiency, potentially at an increased cost. However, government incentives encouraging use of biomass for energy could lead to increased demand for biomass and higher raw material costs, putting Smurfit Kappa’s and, following Completion, the Combined Group’s paper solutions business at a competitive disadvantage.

Increased focus and activism related to ESG matters may hinder the Combined Group’s access to capital, as investors may reconsider their capital investment as a result of their assessment of the Combined Group’s ESG practices. Customers, consumers, investors and other stakeholders are increasingly focusing on ESG issues, including climate change, water use, deforestation, plastic waste, health and welfare, chemical usage and other concerns. Changing customer preferences are resulting in, and may continue to result in, increased demands for products that substitute for plastics and packaging materials, including single-use and non-recyclable plastic packaging, and other components of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products and their impact on health and environmental sustainability; a growing demand for natural, organic or non-toxic products and ingredients; or increased customer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain products. These demands, perceptions and preferences could cause each of Smurfit Kappa, WestRock or, following Completion, the Combined Group to incur additional costs or to make changes to its operations to comply with such demands and customer preferences, and a delay in such response (or the failure to respond effectively) may lead to material adverse effects on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects, and recruitment and retention of the labour force that it needs. Further, there can be no assurance that environmental activist groups and similar organisations will not mount campaigns against Smurfit Kappa, WestRock or, following Completion, the Combined Group, which, were they to occur, could, among other things, have an adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s reputation.

Concern over climate change or plastics and packaging materials may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Increased regulatory requirements, including in relation to various aspects of ESG, may result in increased compliance costs or input costs of energy and raw materials, which may cause disruptions in the manufacture of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products or an increase in operating costs. These costs could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s results of operations and cash flows (see also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a growing number of environmental and climate change laws and regulations, and the cost of compliance or the failure to comply with, and any liabilities under, current and future laws and regulations may negatively affect its business”). Each of Smurfit Kappa and WestRock has established and publicly disclosed, and following Completion the Combined Group expects to establish and publicly disclose, targets and other commitments related to certain sustainability matters. Moreover, in the case of Smurfit Kappa, its sustainability targets also form part of management incentives and Smurfit Kappa’s cost of funding through its Revolving Credit Facility. If these targets or commitments are not achieved on their projected timelines or at all, or if they are perceived negatively, including the perception that they are not sufficiently robust or, conversely, are too costly, this would impact the Combined Group’s reputation as well as its relationships with investors, customers and other stakeholders, and could have a material adverse effect on its business, reputation, results of operations, financial condition and/or prospects. Moreover, any failure to act responsibly with respect to ESG issues or to effectively respond to new, or changes in, legal or regulatory requirements concerning environmental or other ESG matters, or increased operating or manufacturing costs due to increased regulation could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, reputations, results of operation, financial conditions and/or prospects. In addition, Smurfit Kappa, WestRock and, following Completion, the Combined Group may also be adversely impacted as a result of conduct by contractors, customers or suppliers that fail to meet their or their respective stakeholders’ ESG standards.

Any of these risks could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s reputations, businesses, results of operations, financial conditions and/or prospects.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a growing number of environmental and climate change laws and regulations, and the cost of compliance or the failure to comply with, and any liabilities under, current and future laws and regulations may negatively affect its business.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to a wide range of international, national, state and local environmental, health and safety laws and regulations in the jurisdictions where it operates, including those governing the discharge of pollutants into the air and water, the use, storage and disposal of hazardous substances and wastes and the clean-up of contaminated properties. Smurfit Kappa, WestRock and, following Completion, the Combined Group could incur significant costs, including fines, penalties, civil and criminal sanctions, investigation and clean-up costs and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or otherwise.

These requirements are complex, frequently change and have tended to become more stringent and expansive in scope over time. For example, in Europe, the European Commission published its proposal for the revision of the Packaging and Packaging Waste Regulation (“PPWR”) on 30 November 2022. In late April 2024, the European Parliament adopted the PPWR as provisionally agreed between the European Parliament and the Council of Ministers in March 2024. The text of the legislation positively includes exemptions for corrugated packaging. The final text still requires approval from the Council of Ministers before it can enter into force. There can be no assurance that the costs of complying with such laws and regulations, or future environmental laws and regulations, will not increase, nor can there be assurance that the revenue generated from corrugated packaging will remain steady if corrugated packaging no longer complies with regulations and customers move to other materials. Such cost increases or adverse revenue impacts could have a negative impact on the results of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s operations. For example, like other paper and board mill operators in Europe, Smurfit Kappa and therefore the Combined Group may incur significant additional costs in the future to comply with more stringent CO2 emissions allocation limits or other air emission requirements and these requirements are likely to continue to become more stringent in the future.

There can be no assurance that each of Smurfit Kappa, WestRock or, following Completion, the Combined Group will be in compliance with applicable environmental and health and safety requirements at all times, which may lead to the incurrence of material costs or liabilities in the future or impede its ability to obtain and maintain all licences, consents or other permits necessary to operate its business. Similarly, there can be no assurance that any of Smurfit Kappa, WestRock or, following Completion, the Combined Group will not experience an environmental spill or accident or discover or otherwise become liable for environmental contamination in the future on its existing properties (including such liability for contamination resulting from historical activities relating to properties or businesses that they have sold or acquired). Smurfit Kappa and WestRock, and following Completion the Combined Group, may incur significant expenditure in connection with the required remediation of past environmental conditions at both currently owned and formerly owned facilities.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, exposed to significant competition in the paper and packaging industry.

Smurfit Kappa and WestRock operate, and following the Combination the Combined Group will operate, in a highly competitive and fragmented industry. The paper and packaging industry is characterised by a high level of price competition, as well as other competitive factors including innovation, design, quality and service. To the extent that any of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s competitors are more successful with respect to any key competitive factor, their respective businesses, results of operations, financial conditions and/or prospects could be materially adversely affected. Pricing pressure could arise from, among other things, limited demand growth in the market in question; price reductions by competitors; the entry of new competitors into the markets in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate; the ability of competitors to capitalise on their economies of scale and create excess product supply; the ability of competitors to operate or successfully relocate or open production facilities in countries where productions costs are lower than those in which Smurfit Kappa and WestRock operate and the Combined Group will operate; and the introduction by competitors of new products, technologies and equipment, including the use of artificial intelligence and machine learning solutions.

Each of Smurfit Kappa’s and WestRock’s continued growth depends, and following Completion the Combined Group’s ability to grow will depend, on its ability to retain existing customers and attract new customers.

The future growth of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses depends on their ability to retain existing customers, attract new customers and have existing customers and new customers increase their volume commitments. There can be no assurance that customers will continue to use Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s services or that the Combined Group will be able to attract new volumes at the same rate as Smurfit Kappa and WestRock have in the past.

A customer’s use of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s services may decrease for a variety of reasons, including the customer’s level of satisfaction with their products and services, the expansion of business to offer new products and services, the effectiveness of their support services, the pricing of their products and services, the pricing, range and quality of competing products or services, the effects of global economic conditions, regulatory limitations, trust, perception and interest in the paper and packaging industry and in Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products and services. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching packaging providers.

In the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023, no single customer individually represented more than 2.5% of Smurfit Kappa’s net sales and, in the financial years ended 30 September 2021, 30 September 2022 and 30 September 2023, no single customer individually represented more than 3% of WestRock’s net sales. Any failure by Smurfit Kappa, WestRock or, following Completion, the Combined Group to retain existing customers (particularly large customers), attract new customers and/or increase revenue from both new and existing customers could have a material adverse effect on its business, results of operations, financial condition and/or prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of processes, and other investments and innovations. Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s level of customer concentration may increase in the future, which could have an adverse impact on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s results of operations, financial conditions and/or prospects.

A number of the industries in which Smurfit Kappa’s and WestRock’s customers operate have experienced consolidation in the past and may continue to do so in the future. Such consolidation may affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s relations with its customers. In the past, one of Smurfit Kappa’s or WestRock’s customers combining with another has on occasion resulted in lost business and there can be no assurance that this will not occur again in the future. Additionally, the ability of customers to exert pricing pressure on all suppliers, including Smurfit Kappa, WestRock and, following Completion, the Combined Group, has increased as their industries have consolidated and the customers have become larger. Such consolidation could have an adverse impact on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

The standardised nature of containerboard could result in downward pressure on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, pricing and, as a consequence, lower earnings.

Standardisation of containerboard has led to intensified price competition. This could lead to lower product prices as well as a reduction in Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s market shares, both of which could reduce earnings and have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects. Each of Smurfit Kappa’s and WestRock’s businesses has in the past faced significant downward pricing pressure. Smurfit Kappa, WestRock and, following Completion, the Combined Group are likely to continue to be exposed to such factors in the future. In circumstances where Smurfit Kappa, WestRock or, following Completion, the Combined Group are unable to adjust their cost base or achieve economies of scale comparable to competitors in these markets, pricing pressure could have a material adverse effect on their margins and the profitability of the relevant business and their market share.

Smurfit Kappa’s and WestRock’s earnings are, and following Completion the Combined Group’s earnings will be, highly dependent on demand.

Because Smurfit Kappa’s and WestRock’s operations generally have high fixed operating costs, and pricing movements can be triggered, at times, by imbalances between supply and demand, their earnings are, and following Completion, the Combined Group’s earnings will be, highly dependent on demand, which tends to fluctuate due to macroeconomic conditions, dynamics in the markets they serve, and due to company- and customer-specific issues. In recent periods, each of Smurfit Kappa and WestRock has experienced lower demand due to factors such as, but not limited to, challenging macroeconomic conditions, certain customer inventory rebalancing and shifting consumer spending. These fluctuations at times lead to significant variability in each of Smurfit Kappa’s and WestRock’s sales, results of operations, cash flow and financial condition and/or prospects, making it difficult to predict their, and following Completion the Combined Group’s, financial results with certainty.

The COVID-19 pandemic and resulting economic uncertainty affected each of Smurfit Kappa’s and WestRock’s operational and financial performance to varying degrees. However, the extent of the impact of future public health crises, including a resurgence of COVID-19, or related containment measures and government responses, are highly uncertain and cannot be predicted, including as it relates to demand and volume.

The market price and trading volume of Smurfit WestRock Shares may be particularly volatile in the period following Completion, and holders of the Smurfit WestRock Shares could lose a significant portion of their investment due to drops in the market price of the Smurfit WestRock Shares.

The market price and trading volume of Smurfit WestRock Shares may be volatile following Completion, and Smurfit WestRock Shareholders may not be able to resell their Smurfit WestRock Shares at or above their value at the Merger Effective Time due to fluctuations in the market price, including changes in price caused by factors unrelated to the Combined Group’s operating performance or prospects.

The market price and trading volume of Smurfit WestRock Shares could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this Circular;

•	actual or anticipated fluctuations in the Combined Group’s operating results;

•	for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by the Combined Group’s customers or competitors regarding their own performance;

•	regulatory changes that could impact the Combined Group’s business; and

•	general economic and industry conditions.

In the past, following large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type against the Combined Group could result in substantial costs and diversion of management’s attention and resources, which could adversely affect its business, results of operations, financial condition and/or prospects. Any adverse determination in litigation against the Combined Group could also subject it to significant liabilities.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, exposed to currency exchange rate fluctuation risks.

Following Completion, a substantial portion of the Combined Group’s net sales will be denominated in US dollars, with the remainder primarily denominated in euro and, to a lesser extent, the local currencies of the other countries in which the Combined Group will operate (including but not limited to the British pound, the Canadian dollar, the Swedish krona, the Danish krone, the Polish złoty, the Bulgarian lev, the Serbian dinar, the Mexican peso, the Colombian peso, the Brazilian real and the Argentinian peso). Changes in the value of these currencies against the US dollar could have a material adverse effect on the Combined Group’s business, results of operations, financial condition and/or prospects, as reported in US dollars. On Completion, a substantial portion of the Combined Group’s debt will be denominated in US dollars, with the remainder primarily denominated in euro. Changes in the value of other currencies against the US dollar may expose the Combined Group to the effects of fluctuations in spot exchange rates (i) between loan issue and loan repayment dates, and (ii) on open balances at each balance sheet date.

In addition, the relative strength or weakness of the US dollar is important for the industry in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, because US containerboard and paperboard prices tend to influence the world market. For example, a weak US dollar over a sustained period could result in lower imports into the United States of goods shipped in corrugated containers and, as a result, lower demand for Smurfit Kappa’s and, following Completion, the Combined Group’s containers.

Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, capital expenditures may not achieve the desired outcomes or may be completed at a higher cost than anticipated.

Smurfit Kappa and WestRock operate, and following Completion, the Combined Group will operate, in a capital-intensive industry. From time to time, Smurfit Kappa and WestRock undertake, and following Completion the Combined Group expects to undertake, expansion projects to either support growth in their respective businesses or improve the breadth and quality of their product offerings, including investments in both mill and converting operations. Many of their capital projects are complex, costly and/or implemented over an extended period of time.

Their expenditures for capital projects could be higher than anticipated, they may experience unanticipated business disruptions or delays in completing the projects, and/or they may not achieve the desired benefits from those projects, including as a result of a deterioration in macroeconomic conditions or in their businesses, unavailability of capital equipment or related materials, delays in obtaining permits or other requisite approvals or changes in laws and regulations. Any of these circumstances could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions, prospects and/or share prices. In addition, disputes between Smurfit Kappa, WestRock or, following Completion, the Combined Group and contractors who are involved with implementing capital projects could lead to time-consuming and costly litigation.

If any of Smurfit Kappa, WestRock or the Combined Group is unsuccessful in integrating acquisitions or if disposals result in unexpected costs or liabilities, its business could be materially and adversely affected.

Each of Smurfit Kappa and WestRock has completed a number of acquisitions, investments and divestitures in the past and they, and following Completion the Combined Group, may acquire, invest in or sell, or enter into transactions with, additional companies.

Smurfit Kappa, WestRock and, following Completion, the Combined Group may not be able to identify suitable targets or purchasers or successfully complete suitable transactions in the future, and completed transactions in the future may not be successful.

These transactions create risks, including, but not limited to, risks associated with:

•	disrupting their ongoing businesses, including greater than expected costs and management time and effort involved in identifying and completing the transactions and integrating acquisitions;

•	integrating acquired businesses and personnel into their businesses, including integrating personnel, information technology systems and operations across different cultures and languages, and addressing the operational risks associated with these integration activities as well as the economic, political and regulatory risks associated with specific countries;

•	working with partners or other ownership structures with shared decision-making authority;

•	obtaining and verifying relevant information regarding a business prior to the consummation of the transaction, including the identification and assessment of liabilities, claims or other circumstances that could result in litigation or regulatory risk exposure;

•	obtaining required regulatory approvals and/or financing on favourable terms;

•	retaining key employees, contractual relationships or customers;

•	the potential impairment of assets and goodwill;

•	the additional operating losses and expenses of businesses they acquire or in which they invest;

•	incurring substantial indebtedness to finance an acquisition or investment;

•	incurring unexpected costs or liabilities in the context of a disposal;

•	implementing controls, procedures and policies in acquired companies; and

•	the dilution of interests of shareholders through the issuance of equity securities.

These transactions may not be successful and may have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition, prospects and/or share prices. Among the benefits Smurfit Kappa and WestRock expect and, following Completion the Combined Group will expect, from potential, as well as completed, acquisitions and joint ventures are synergies, cost savings, growth opportunities or access to new markets (or a combination thereof), and in the case of divestitures, the realisation of proceeds from the sale of businesses and assets to purchasers that place higher strategic value on these businesses and assets than Smurfit Kappa, WestRock or, following Completion, the Combined Group do. For acquisitions, success in realising these benefits and the timing of realising them depend on the successful integration of the acquired businesses and operations with the business and operations of Smurfit Kappa or WestRock, as applicable, and, following Completion, the Combined Group. Even if Smurfit Kappa, WestRock and, following Completion, the Combined Group integrate these businesses and operations successfully, they may not realise the full benefits they expected within the anticipated timeframe, or at all, and the benefits may be offset by unanticipated costs or delays.

In addition, creating or adopting complementary technologies and subsequently integrating them may be costly and difficult. Any such risks could have a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Supply chain issues may result in product shortages or disruptions to Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock have, and following Completion the Combined Group will have, a complex global network of suppliers that may, in the future, further evolve in response to market conditions. Although the majority of the products Smurfit Kappa and WestRock use, and following Completion the Combined Group will use, are generally available from multiple sources, and alternatives have been generally available in the event of disruption in the past, Smurfit Kappa, WestRock and, following Completion, the Combined Group could experience material disruptions in production and other supply chain issues (including as a result of global supply issues), which could result in out-of-stock conditions. Their results of operations and relationships with customers could be adversely affected (i) if new or existing suppliers are unable to meet any standards set by Smurfit Kappa, WestRock or, following Completion, the Combined Group, or by government or industry regulations or customers; (ii) if Smurfit Kappa, WestRock or, following Completion, the Combined Group is unable to contract with suppliers at the quantity, quality and price levels needed for its business; or (iii) if any of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress.

Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s inability to fully or substantially meet customer demand due to supply chain issues could result in, among other things, unmet consumer demand leading to reduced preference for their products or services in the future, customers purchasing products and services from competitors as a result of such shortage of products, strained customer relationships, termination of customer contracts, and loss of potential sales and revenue, which could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s reputation, business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock has a significant amount of goodwill and other intangible assets and a write-down could materially adversely impact the Combined Group’s operating results and shareholders’ equity.

As at 31 December 2023, Smurfit Kappa had goodwill and other intangible assets in an amount of $3.1 billion and as at 31 March 2024, WestRock had goodwill and other intangible assets in an amount of $6.7 billion. In accordance with US GAAP, Smurfit Kappa and WestRock do not amortise goodwill but rather test it annually and as otherwise required for impairment and any such impairments cannot be reversed. Smurfit Kappa and WestRock review their respective other intangible assets for impairment when circumstances indicate that the carrying value may not be recoverable. In the event that general trading conditions and prospects deteriorate or factors underlying assumed discount rates, such as assumed long-term interest rates, change, the determined recoverable amount of certain non-current assets may fall below carrying value. This could result in a write-down of the carrying value of any such assets, which could have a material adverse effect on the Combined Group’s assets, liabilities and results of operations. Smurfit Kappa and WestRock have recorded impairments in previous years. For instance, in the financial year ended 31 December 2022, Smurfit Kappa recorded an impairment to its operations in Peru of $12 million. Similarly, WestRock recorded an aggregate pre-tax, non-cash impairment charge to its Global Paper and Corrugated Packaging reporting units of $1.9 billion in the second quarter of the financial year ended 30 September 2023, while in 2020 it recorded a pre-tax, non-cash goodwill impairment charge of $1.3 billion to its legacy Consumer Packaging reporting unit. Additional impairments may occur in the future.

Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, in certain highly inflationary economies.

Smurfit Kappa and WestRock operate in certain economies that have historically had high inflation rates and have devalued their currencies. For example, as a result of high cumulative inflation rates in Argentina since 2018, Smurfit Kappa’s Argentinian business was considered to be functioning in a highly inflationary economy and began using the US dollar as its functional currency. To the extent that there is further devaluation of the currency exchange rate in Argentina, Smurfit Kappa, or following Completion the Combined Group, may experience additional material adverse effects on its business, results of operations, financial condition and/or prospects in Argentina.

Significant inflation in the countries in which Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, and challenges similar to those Smurfit Kappa and WestRock have experienced in the past could result in further currency exchange rate fluctuation and could adversely affect the value of the Combined Group’s assets in those countries.

Non-compliance by Smurfit Kappa, WestRock and, following Completion, the Combined Group with antitrust and similar legislation in the jurisdictions in which they operate may negatively affect their businesses.

Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject to legislation in many of the jurisdictions in which they operate relating to unfair competitive practices and similar behaviour. From time to time, each of Smurfit Kappa and WestRock have been, and following Completion, the Combined Group may be, subject to allegations of such practices and regulatory investigations or proceedings with respect thereto. Such allegations, investigations or proceedings (irrespective of merit) may require Smurfit Kappa, WestRock or, following Completion the Combined Group, to devote significant management resources to defending itself. In the event that such allegations are proven, Smurfit Kappa, WestRock or, following Completion the Combined Group, may be subject to fines, damages awards and other expenses, and its reputation may be harmed, which could have a material adverse effect its business, results of operations, financial condition and/or prospects.

In August 2019, the Italian Competition Authority (the “AGCM”) notified approximately 30 companies, of which Smurfit Kappa Italia was one, that an investigation had found the companies to have engaged in anti-competitive practices. For more information, see paragraph 8.1 of Part VIII (Additional Information) of this Circular. After publication of the AGCM’s August 2019 decision, a number of purchasers of corrugated sheets and boxes initiated litigation proceedings against Smurfit Kappa companies, alleging that they were harmed by the alleged anti-competitive practices and seeking damages. While Smurfit Kappa believes that these actions are without merit, given that they are still in early stages, Smurfit Kappa cannot predict its potential liability or their outcomes with certainty at this point in time. Moreover, Smurfit Kappa cannot guarantee that additional legal actions arising out of or relating to the AGCM’s decision will not be brought against it in the future.

Smurfit Kappa and WestRock are, and the Combined Group will be, subject to a number of laws and regulations relating to privacy, security and data protection.

Smurfit Kappa and WestRock are, and the Combined Group will be, subject to a number of laws and regulations relating to privacy, security and data protection, including the GDPR, which requires EU-based companies or companies that process personal data about EU subjects (either as controllers or as processors) to comply with certain data protection obligations, breaches of which can result in substantial fines of up to 4.0% of the annual worldwide turnover of the preceding financial year or €20.0 million, whichever is greater. Additionally, new and evolving privacy laws in the United States, Europe, Latin America, China and elsewhere have created new individual privacy rights, imposed increased obligations on companies handling personal data and increased potential exposure to fines and penalties. Such laws govern Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s ability to collect, use and transfer personal data including in relation to actual and potential customers, suppliers, employees and third parties. In addition, new laws or regulations governing privacy, security and data protection may be introduced which apply to Smurfit Kappa, WestRock and, following Completion, the Combined Group in any of the jurisdictions in which they operate. The nature and extent of any such new and/or amended laws or regulations, and the impact they may have on Smurfit Kappa, WestRock and, following Completion, the Combined Group, cannot be predicted.

Smurfit Kappa and WestRock rely on, and following Completion, the Combined Group will rely on, third-party service providers and their own employees and systems to collect and process personal data and to maintain its databases. Therefore, Smurfit Kappa and WestRock are, and the Combined Group will be, exposed to the risk that such data could be wrongfully appropriated, lost or disclosed, damaged or processed in breach of privacy, security or data protection laws. See also the risk factor entitled “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to cybersecurity risks that threaten the confidentiality, integrity and availability of data in its systems, and could result in disruptions to its operations”.

While Smurfit Kappa and WestRock endeavour, and following Completion, the Combined Group will endeavour to comply with all applicable laws and regulations relating to privacy, security and data protection, it is possible that such requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other laws or their respective practices. That concern is particularly relevant for the GDPR, as different EU Member State regulators may differ as to their interpretation of the GDPR and the approach they may take to breaches, enforcement, complaints or the exercise of rights to access personal data by individuals.

Any perceived or actual failure by Smurfit Kappa, WestRock or, following Completion, the Combined Group to protect confidential data or personal data, or any material non-compliance with privacy, security or data protection laws or regulations may harm their reputation and credibility, adversely affects their revenues, reduce their ability to attract or retain customers, result in litigation or other actions being brought against them and the imposition of significant fines and, as a result, could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects.

Failure to maintain good health and safety and employee well-being practices may have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business.

Smurfit Kappa’s and WestRock’s employees carry out relatively difficult and specialised tasks and a serious incident affecting the health and safety of any of their, or following Completion, the Combined Group’s, employees could disrupt their operations. There is a risk of fines or litigation if a health and safety incident occurs. Furthermore, disruption of operations caused by a major incident could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s customer relationships, businesses, results of operations, financial conditions and/or prospects. Additionally, portions of Smurfit Kappa’s operations are in areas with ongoing political or geopolitical uncertainty, which could pose security risks to Smurfit Kappa’s and, following Completion, the Combined Group’s employees or operations. See also the risk factors entitled “Smurfit Kappa and WestRock have been and may be in the future, and following Completion the Combined Group may be, materially adversely affected by factors that are beyond their control, such as economic and financial market conditions, geopolitical conflicts and other social and political unrest or change”, “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, exposed to risks related to international sales and operations” and “Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental entities”.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may not be able (whether due to increasing costs or otherwise) to attract, develop and retain suitably qualified employees as required for the business.

Certain parts of Smurfit Kappa’s and WestRock’s business are, and following Completion, the Combined Group’s business will be, dependent on the availability of particular skilled and semi-skilled employees. The potential risks Smurfit Kappa and WestRock face, and following Completion the Combined Group will face, include a loss of institutional memory, skills, experience and management capabilities. Smurfit Kappa, WestRock and, following Completion, the Combined Group may experience a loss of knowledge and skills as more tenured and experienced workers retire, and may be unable to attract and retain sufficient qualified replacements when and where necessary to avoid an adverse impact on their businesses. As a result of the COVID-19 pandemic, there were many considerations in the area of talent management and development, which resulted in new initiatives and mitigations. While each of Smurfit Kappa and WestRock implemented specific measures and tools for development and training, there is no guarantee that such initiatives will allow Smurfit Kappa, WestRock, and following Completion, the Combined Group to attract, develop and retain suitably qualified employees as required for the business. Further, many workers now desire a fully remote work setting, and Smurfit Kappa, WestRock and, following Completion, the Combined Group may experience higher levels of attrition within their professional workforces if these workers desire more remote work opportunities than can be offered. Smurfit Kappa, WestRock and, following Completion, the Combined Group may also experience higher levels of attrition if employees do not perceive the purpose and impact of their work to be rewarding or their work-life balance to be satisfactory.

In addition, Smurfit Kappa and WestRock had approximately 47,000 employees and 55,000 employees as of 31 December 2023 and 31 March 2024, respectively, which constitute a significant proportion of their respective cost bases. Accordingly, inflationary pressures, changes in applicable laws and regulations or other factors resulting in increased labour costs could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, reputations are critical to their businesses.

Smurfit Kappa’s and WestRock’s results of operations depend, and following Completion, the Combined Group’s results of operations will depend, on maintaining a positive reputation with customers. Any negative incident could significantly affect their respective reputations and damage their respective businesses. Each of Smurfit Kappa, WestRock and the Combined Group may be adversely affected by negative publicity, regardless of its accuracy, including with respect to, among other things:

•	the quality of their products;

•	environmental incidents and other damage to the environment (including in connection with their carbon footprint and impact on climate change);

•	employee or customer injury;

•	failure of their information technology and data security infrastructure, including security breaches of confidential customer or employee information;

•	claims relating to alleged employment discrimination, wages and hours;

•	violations of law or regulations;

•	labour standards or healthcare and benefits issues; or

•	their brands being affected globally for reasons outside of their control.

While each of Smurfit Kappa and WestRock endeavour, and following Completion, the Combined Group will endeavour, to ensure that its suppliers maintain the reputation of its brand, suppliers may take actions that adversely affect its reputation. In addition, through the increased use of social media, individuals and non-governmental organisations have the ability to disseminate their opinions regarding Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s respective products and businesses, to an increasingly wide audience at a faster pace. Any failure to effectively respond to any negative opinions or publicity in a timely manner could harm the perception of the brand and products and damage Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s reputation, regardless of the validity of such statements, and ultimately harm Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may be adversely impacted by work stoppages and other labour relations matters.

Future developments in relation to Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business or otherwise could adversely affect relations between Smurfit Kappa, WestRock and, following Completion, the Combined Group and their respective employees, trade/labour unions and work councils. For example, WestRock has experienced isolated work stoppages from time to time, including a defensive lockout at WestRock’s Mahrt mill in Cottonton, Alabama from October 2022 to February 2023 and a strike at its corrugated converting facility in Dayton, New Jersey from June 2023 to December 2023, which resulted in increased costs.

If Smurfit Kappa, WestRock or, following Completion, the Combined Group experience an extended interruption of operations at any of their facilities as a result of work stoppages, if they are subject to labour disputes, or if they are unable to successfully renegotiate the terms of any collective bargaining or similar agreements, their businesses, results of operations, financial conditions and/or prospects could be materially adversely affected.

In addition, Smurfit Kappa’s and WestRock’s businesses rely, and following Completion the Combined Group’s business will rely, on vendors, suppliers and other third parties that have union employees. Work stoppages or other labour relations matters affecting these vendors, suppliers and other third parties could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

Non-compliance with bribery, anti-corruption and sanctions laws and regulations may negatively affect Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses.

Each of Smurfit Kappa and WestRock operates in multiple countries, and each of these countries may have bribery and anti-corruption laws and regulations, some of which are potentially extra-territorial in scope. These include the Foreign Corrupt Practices Act in the United States, the Sapin II Law in France, the Bribery Act in the United Kingdom, the Criminal Justice (Corruption Offenses) Act 2018 in Ireland, as well as other anti-bribery laws in the countries in which Smurfit Kappa and WestRock operate. Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s internal control policies and procedures, or those of their vendors, may not adequately protect them from reckless or criminal acts committed or alleged to have been committed by their employees, agents or vendors. Any such non-compliance with bribery and anti-corruption legislation could lead to civil or criminal, monetary and non-monetary penalties and/or could damage reputations.

Moreover, Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject to regulation by trade sanctions and related legislation, which have become an increasingly popular instrument of foreign policy in recent years. These sanctions include both country-level embargoes, which restrict trade between certain designated countries, and sanctions on individuals and organisations where trade is restricted. There are hundreds of sanctions lists currently in existence, restricting trade with thousands of sanctioned individuals and organisations; these lists are constantly changing and the number of lists has increased in recent years. Due to the scale and footprint of Smurfit Kappa, WestRock and, following Completion, the Combined Group, they must monitor existing sanctions closely and exercise caution to avoid trading with any sanctioned country, individual or organisation. The penalties for non-compliance with sanctions regimes are severe; offenses for breach of sanctions regimes can be both civil and criminal in nature. Smurfit Kappa and WestRock, and following Completion the Combined Group, could therefore be adversely affected (directly and indirectly) by sanctions if they fail to comply with the sanctions regimes.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, exposed to risks related to international sales and operations.

Smurfit Kappa and WestRock operate, and following Completion the Combined Group will operate, in many different countries. As of 31 December 2023, Smurfit Kappa operated across 22 countries in Europe, 13 countries in the Americas and one country in Africa, in a plant managed by its Europe operations. As of 31 March 2024, WestRock operated in 19 countries in North America, South America, Europe, Asia and Australia. As a result, Smurfit Kappa and WestRock have previously been and remain, and following Completion the Combined Group will be, vulnerable to risks in these countries, including:

•	the imposition of tariffs, quotas, import duties or other market barriers, such as restrictions on repatriating cash from foreign countries;

•	responding to disruptions in existing trade agreements or increased trade tensions between countries or political and economic unions;

•	the difficulties and costs of complying with a wide variety of complex and changing laws, treaties and regulations;

•	increased difficulty in the collection of accounts receivable, including longer collection periods;

•	inconsistent regulations and unexpected changes in legislation or regulatory requirements and increased difficulty and expense in hiring and dismissing employees;

•	the imposition of quotas relating to the composition of the employee base or the local sourcing of raw materials or other similar quotas;

•	political, economic and social unrest or instability (such as downturns or changes in economic activity due to, among other things, regional conflicts or commodity inflation), the ongoing hyperinflation in Argentina (which has led Smurfit Kappa to apply hyperinflationary accounting to its Argentinian operations in recent years), as well as disruptions and government intervention in national economies and social structures, including the threat of terrorism;

•	geopolitical conflict, such as Russia’s invasion of Ukraine, which led Smurfit Kappa to sell its Russian operations and take a related impairment charge of $159 million in respect of its Russian operations in the financial year ended 31 December 2022;

•	work stoppages, transport interruptions and difficulties in managing international operations;

•	government expropriation of private sector assets;

•	transfer pricing and adverse tax consequences;

•	inability to repatriate cash; and

•	adverse currency fluctuations.

The occurrence of any of the foregoing could have a material adverse effect on each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, earnings as a result of the related delays or increased costs in the production and delivery of products and services, or otherwise disrupt the demand for their products.

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on the Combined Group’s business, results of operations, financial condition and/or prospects.

Each of Smurfit Kappa and WestRock currently relies, and following Completion the Combined Group expects to rely, on access to the credit and capital markets to finance its operations and refinance existing indebtedness. Any limitations on the Combined Group’s access to the credit and capital markets on satisfactory terms, or at all, could limit its liquidity, financial flexibility or cash flows and affect its ability to execute its strategic plans, which could have a material adverse effect on its business, results of operations, financial condition and/or prospects. Access to the credit and capital markets is and will be subject to a number of variables, including the Combined Group’s results of operations, margins and activity levels, the conditions of the global credit and capital markets, market perceptions of its creditworthiness and the ability and willingness of lenders and investors to provide capital. In recent years, global financial markets have experienced periods of disruption. Any turbulence in the United States or international financial markets or economies could adversely impact the Combined Group’s ability to replace or refinance indebtedness on terms that are acceptable to it or at all.

Following Completion, the cost and availability of financing from the credit and capital markets will be dependent on the Combined Group’s credit ratings. Smurfit Kappa’s and WestRock’s debt securities currently have investment grade ratings. Smurfit Kappa is rated BBB- by S&P, Baa3 by Moody’s and BBB- by Fitch. WestRock is rated BBB by S&P and Baa2 by Moody’s. Any rating, outlook or watch assigned to such debt securities could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgement, current or future circumstances change relating to the basis of the rating, outlook or watch, such as adverse changes to their business. Any failure of the Combined Group to maintain investment grade credit ratings could adversely affect its future cost of funding, liquidity or access to capital markets.

Each of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, debt could adversely affect its financial health.

As at 31 December 2023, Smurfit Kappa’s gross outstanding debt was $3.8 billion and, as at 31 March 2024, WestRock’s gross outstanding debt was $8.9 billion. Moreover, as described in paragraph 13 of Part I (Letter from the Chair) of this Circular, on 3 April 2024, SK Treasury, a wholly owned subsidiary of Smurfit Kappa, completed the Notes Offering in an aggregate principal amount of $2.75 billion of senior unsecured notes. Smurfit Kappa, WestRock and, following Completion, the Combined Group may also incur additional indebtedness in the future.

Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s debt could have important negative consequences. For example, it could:

•	require them to dedicate a large portion of cash flow from operations to service debt and fund repayments on debt;

•	increase their vulnerability to general adverse economic, industry or competitive conditions;

•	limit their flexibility in planning for, or reacting to, changes in their businesses or the industry in which they operate;

•	limit their ability to raise additional debt or equity capital in the future;

•	restrict them from making strategic acquisitions or exploiting business opportunities; and

•	place them at a competitive disadvantage compared to competitors that have less debt.

Moreover, although Smurfit Kappa is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this Circular, like any company with borrowings, the Combined Group will be subject to the risk that, in the longer term, it may be unable to generate sufficient cash flow, or obtain sufficient funding, to satisfy its obligations to service or refinance its indebtedness.

In addition, a portion of Smurfit Kappa’s and WestRock’s debt bears interest at variable rates that are linked to changing market interest rates. As of 31 December 2023, Smurfit Kappa had fixed an average of 99% of its interest cost on borrowings over the following 12 months and, as of 30 September 2023, WestRock had fixed an average of 75% of its interest cost on borrowings. Although Smurfit Kappa and WestRock may hedge a portion of their exposure to variable interest rates by entering into interest rate swaps from time to time, there can be no assurance that the Combined Group will do so in the future. An increase in market interest rates would increase the Combined Group’s interest expense on its variable-rate debt obligations, which would exacerbate the risks associated with its capital structure.

Restrictions imposed by certain of Smurfit Kappa’s and WestRock’s existing and future indentures and credit facilities limit or may limit their, and following Completion the Combined Group’s, ability to take certain actions.

Certain of Smurfit Kappa’s and WestRock’s indentures and other outstanding debt agreements limit, and future debt agreements may limit their, and following Completion the Combined Group’s, liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans. For example, certain of these agreements restrict Smurfit Kappa’s and/or WestRock’s ability, and following Completion will or may restrict the Combined Group’s ability, to among other things:

•	borrow money;

•	create certain liens;

•	make certain asset dispositions;

•	enter into sale and lease-back transactions;

•	guarantee indebtedness; or

•	merge, consolidate or sell, lease or transfer all or substantially all of its assets.

In addition, a breach of the covenants in any such agreement could cause a default under the terms of each of those agreements, causing all the debt under those agreements to be accelerated, unless waivers or consents in respect of any breaches are obtained. There can be no assurance that these waivers or consents would be granted.

For a description of Smurfit Kappa’s and WestRock’s material borrowing agreements as of the date of this Circular, see paragraph 7 of Part VIII (Additional Information) of this Circular.

The Combined Group will be exposed to the risk of product substitution.

Following Completion, the Combined Group’s main products will comprise corrugated containers and paperboard packaging (comprising folding cartons and solidboard packaging), which compete with other forms of packaging, including for example, reusable plastic containers. Substitution of the Combined Group’s products may increase in the future as other products may be introduced as substitutes for its products. Future packaging developments and trends may drive further substitution. Any significant substitution away from paper-based packaging products may materially adversely affect the Combined Group’s business.

Substitution is also possible between solidboard packaging and corrugated containers, with the generally lower cost of corrugated containers offset by the moisture and temperature handling characteristics of solidboard packaging. If substitution levels increase, the demand for the Combined Group’s solidboard packaging products may fall, with no guarantee that the Combined Group will gain the corrugated packaging business, potentially resulting in lower sales, which may lead to downward pressure on the profitability of its products.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may produce faulty or contaminated products due to failures in quality control measures and systems.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may fail to produce products that meet applicable safety and quality standards, which could result in adverse effects on consumer health, litigation exposure, loss of market share and adverse reputational and financial impacts, among other potential consequences, and Smurfit Kappa and WestRock, and following Completion the Combined Group, may incur substantial costs in taking appropriate corrective action (up to and including recalling products from end consumers and reimbursing customers and/or end consumers for losses that they suffer as a result of these failures). Their failure to meet these standards could lead to regulatory investigations, enforcement actions and/or prosecutions, and could result in adverse publicity, which may damage their reputations. Any of these outcomes could have a material adverse effect on Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, businesses, results of operations, financial conditions and/or prospects. Each of Smurfit Kappa and WestRock provide, and the Combined Group will provide, representations in certain of its contracts that its products are produced in accordance with customer specifications. If the product contained in packaging manufactured by Smurfit Kappa, WestRock or the Combined Group is faulty or contaminated, the manufacturer of the product may allege that the packaging they provided caused the fault or contamination, even if the packaging complies with contractual specifications. If Smurfit Kappa’s, WestRock’s or the Combined Group’s packaging fails to meet contract specifications, they could face liability from their customers and third parties for bodily injury or other damages. These liabilities could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

Failure by Smurfit Kappa or WestRock to successfully implement strategic transformation initiatives, including those relating to information technology infrastructure, could adversely affect their respective businesses or, following Completion, the Combined Group’s business.

Smurfit Kappa and WestRock have throughout the years undertaken several projects (including those relating to information technology infrastructure) to enhance productivity and performance, increase efficiency and deliver cost savings, which may not be achieved on the anticipated timeline or at all. These initiatives are largely intended to increase process efficiency and enable productivity enhancements. Implementation of certain of these initiatives are significant financial undertakings and may require substantial time and attention of management and key employees. Smurfit Kappa, WestRock or, following Completion, the Combined Group may not be able to successfully implement these initiatives without delays, or they may experience unanticipated business disruptions and/or they may not achieve the desired benefits from such projects. Completion dates and costs for such initiatives may also change. Any of these items, along with any failure to effectively manage data governance risks, could lead to a material adverse effect on Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s business, results of operations, financial condition and/or prospects.

Changes in and the complexity of US and non-US tax laws or challenges to tax positions may adversely affect Smurfit Kappa, WestRock and, following Completion, the Combined Group.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Smurfit Kappa or WestRock or any of their respective subsidiaries is subject to tax could adversely affect Smurfit Kappa, WestRock and, following Completion, the Combined Group.

The Organisation for Economic Cooperation and Development (“OECD”) and many countries in Europe, as well as a number of other countries and organisations, have proposed, recommended or (in the case of certain countries) enacted changes to existing tax laws or new tax laws that address issues related to the taxation of multinational corporations. One example is Pillar Two of the OECD’s “BEPS 2.0” initiative, which is aimed at ensuring all companies pay a global minimum tax. In December 2022, the EU Member States unanimously voted to adopt the OECD’s minimum tax rules and phase them into law, and in February 2023 the OECD released technical guidance on the global minimum tax which was agreed by consensus of the Pillar Two signatory jurisdictions. Under the European Union’s minimum tax directive, EU Member States are to adopt, and a number of EU Member States have adopted or proposed, legislation implementing the minimum tax rules effective for periods beginning on or after 31 December 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after 31 December 2024. Ireland enacted legislation implementing the minimum tax rules by way of Finance (No 2) Act 2023 for accounting periods beginning on or after 31 December 2023. Legislatures in multiple countries outside of the European Union have also adopted or proposed legislation to implement the OECD’s minimum tax proposal. As a result of these developments and similar developments in other jurisdictions, the tax laws of certain countries in which Smurfit Kappa and its affiliates, and WestRock and its affiliates, do business could change on a prospective or retroactive basis, and any such change could significantly increase the Combined Group’s tax obligations in the countries in which it will do business or require the Combined Group to change the manner in which it operates its business, which may adversely affect the Combined Group after Completion.

Furthermore, US Congress or the Biden administration (or subsequent administrations) could enact changes to US corporate income taxes by increasing corporate tax rates, imposing new limitations on deductions, credits or other tax benefits, or making other changes that may adversely affect the business, cash flows or financial performance of the Combined Group. There is a substantial lack of clarity around the likelihood, timing and details of any such changes. At this time, it is not possible to determine whether such changes could adversely affect the Combined Group.

Each of Smurfit Kappa and WestRock is, and following Completion the Combined Group will be, subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental entities.

Following Completion, the Combined Group will operate in 40 countries and, as a result of the Combination, will have a material presence in the United States. The tax rules to which Smurfit Kappa and WestRock are, and following Completion the Combined Group will be, subject, including in the United States, are increasingly complex. The members of the Combined Group will be required to make judgements as to the interpretation and application of these rules, both as to the Merger and the Scheme and as to the operations of the Combined Group. Changes in tax law (including tax rates), tax treaties, accounting policies and accounting standards, including as a result of the OECD’s Inclusive Framework that proposes a minimum global tax (“Pillar Two”) and the EU’s anti-tax abuse measures, combined with increased investments by governments in the digitisation of tax administration and tax compliance, could result in an increased tax burden for Smurfit Kappa, WestRock and, following Completion, the Combined Group, as well as increased levels of audit activity, investigations, litigation or other actions by relevant governmental entities.

Under any such audit, investigation, litigation or other action, governmental entities may disagree with the interpretation and/or application of relevant tax rules by the members of the Combined Group. A challenge by governmental entities in such circumstances may require members of the Combined Group to incur additional costs in connection with litigation or in reaching settlement and, if a governmental entity’s challenge is successful, could result in additional taxes, interest and/or penalties being assessed on members of the Combined Group. This could increase the amounts payable in respect of tax by the members of the Combined Group and may, given the current political and economic environment in relation to tax liabilities of multinational companies, cause reputational damage to the Combined Group. For instance, WestRock is challenging claims by the Brazil Federal Revenue Department that WestRock underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The total amount in dispute was R$730 million ($146 million) as of 31 March 2024, including various penalties and interest. For more information, see paragraph 8.2 of Part VIII (Additional Information) of this Circular.

Smurfit Kappa and WestRock regularly assess, and Smurfit WestRock will regularly assess, the likely outcomes of such audits, investigations, litigation or other actions to determine the appropriateness of their respective tax provisions and any uncertain tax positions. However, Smurfit Kappa, WestRock or the Combined Group may not accurately predict the outcomes of these audits, investigations, litigation or other actions and the actual outcomes of such audits, investigations, litigation or other actions could have a material impact on the Combined Group’s financial results.

The effective tax rate that will apply to the Combined Group is uncertain and may vary from expectations.

There can be no assurance that the Combination will improve or preserve Smurfit WestRock’s ability to maintain any particular worldwide effective corporate tax rate. No assurance can be given as to what Smurfit WestRock’s effective tax rate will be after Completion because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which Smurfit WestRock and its affiliates will operate. Smurfit WestRock’s actual effective tax rate may vary from its expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on Smurfit WestRock and its affiliates.

Smurfit Kappa and WestRock, and following Completion the Combined Group, may fail to anticipate trends that would enable them to offer products that respond to changing customer preferences or to protect intellectual property related to their products.

Smurfit Kappa’s and WestRock’s success depends, and following Completion, the Combined Group’s success will depend, in part, on their ability to offer differentiated solutions, and they must continually develop and introduce new products and services to keep pace with technological and regulatory developments and changing customer preferences. Alternative consumer preferences for products in the industries that Smurfit Kappa and WestRock serve, and following Completion, the Combined Group will serve, or the packaging formats in which such products are delivered, whether as a result of changes in cost, convenience or health, environmental and social concerns and perceptions may result in a decline in the demand for certain of their products or the obsolescence of some of their existing products. Any new products that Smurfit Kappa or WestRock produces, or following Completion, the Combined Group will produce, may not meet sales or margin expectations due to many factors, including an inability to accurately predict customer or consumer preferences or movements in industry standards or to develop products that meet customer or consumer demand in a timely and cost-effective manner. Also, customers may decide to decrease their use of Smurfit Kappa’s, WestRock’s or, following Completion, the Combined Group’s products, use alternative materials for their product packaging or forego the packaging of certain products entirely. Regulatory developments can also significantly alter the market for Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products (see also the risk factor entitled “Interruptions in any of Smurfit Kappa’s or WestRock’s, and following Completion the Combined Group’s, facilities for any significant length of time could have a material adverse effect on their businesses, results of operations, financial conditions and/or prospects”). These and similar developments could adversely impact demand for certain of Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s products.

For example, changing consumer dietary habits and preferences have slowed the sales growth for certain of the food and beverage products that both Smurfit Kappa and WestRock package. Also, there is an increasing focus among consumers to ensure that products delivered through e-commerce are packaged efficiently. In addition, customers are increasingly interested in the carbon footprint of Smurfit Kappa’s and WestRock’s, and following Completion the Combined Group’s, products. Changing preferences for products and packaging formats may result in increased demand for other products Smurfit Kappa, WestRock and, following Completion, the Combined Group produces. However, to the extent changing preferences are not offset by demand for new or alternative products, such changes could have a material adverse effect on Smurfit Kappa’s, WestRock’s and, following Completion, the Combined Group’s businesses, results of operations, financial conditions and/or prospects.

WestRock’s success also depends, and following Completion the Combined Group’s success will therefore depend, in part, upon its ability to obtain and maintain protection for certain proprietary packaging products and packaging machine technologies used to produce its products. Failure to protect existing intellectual property may result in the loss of valuable legal rights. The Combined Group’s competitors may obtain intellectual property rights that could require it to license those rights or to modify or cease the use or sale of certain of its technologies or products. The Combined Group’s patents could also be invalidated, rendered unenforceable, circumvented, challenged or licensed to others, and pending or future patent applications may not be issued with the scope of the claims sought, if at all. Further, other companies may develop technologies that are similar or superior to the Combined Group’s technologies, duplicate its technologies or design around its patents, and steps the Combined Group takes or may take to protect its technologies may not prevent misappropriation of those technologies.

Section C
New Risks to Smurfit Kappa as a result of the Combination

The IRS may not agree with the conclusion that Smurfit WestRock is to be treated as a foreign corporation for US federal income tax purposes following the Combination or may assert that Smurfit WestRock is subject to certain adverse consequences for US federal income tax purposes.

A corporation organised under non-US law, such as Smurfit WestRock, is generally treated as a foreign corporation for US federal income tax purposes. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a US corporation for US federal income tax purposes if, following an acquisition of a US corporation by a foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the US corporation by reason of holding stock of such US corporation (such percentage referred to as the “ownership percentage”), and the “expanded affiliated group”, which includes the acquiring foreign corporation, does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be treated as a US corporation for US federal income tax purposes, Smurfit WestRock and its subsidiaries could be subject to substantial additional US federal income tax liability, and US withholding taxes may apply to payments made to Smurfit WestRock Shareholders.

In addition, even if Smurfit WestRock were not treated as a US corporation, Section 7874 of the Code may cause Smurfit WestRock to be subject to certain unfavourable US federal income tax rules in the event that the ownership percentage attributable to former WestRock Shareholders exceeds 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be subject to these rules, Smurfit WestRock and its subsidiaries could be subject to adverse tax consequences, including restrictions on the use of tax attributes with respect to “inversion gain” recognised over a 10-year period following the transaction and its US shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Smurfit WestRock Shares to be received by WestRock Shareholders in the Combination and current law, Smurfit WestRock does not currently expect Section 7874 of the Code to apply so as to cause Smurfit WestRock to be treated as a US corporation or otherwise subject Smurfit WestRock to certain unfavourable tax rules for US federal income tax purposes. However, the ownership of Smurfit WestRock for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that Smurfit WestRock should be treated as a US corporation for US federal income tax purposes or that such an assertion would not be sustained by a court.

US Holders of Smurfit Kappa Shares should consult with their tax advisors regarding the tax treatment of the Smurfit Kappa Share Exchange in light of their facts and circumstances and the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Combination.

The Combined Group will incur significant costs as a result of being subject to US regulations and reporting requirements, which will place significant demands on its management team, financial controls and reporting systems, and require a substantial amount of management time. This may materially adversely affect the operating results of the Combined Group in the future.

There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Combination and significant demands will be placed on the Combined Group’s managerial, operational and financial personnel and systems. The future operating results of the Combined Group may be affected by the ability of its officers and key employees to manage changing business conditions and to implement, expand and revise its operational and financial controls and reporting systems in response to the Combination. For example, while WestRock prepares its financial statements in accordance with US GAAP, Smurfit Kappa has historically prepared its financial statements in accordance with IFRS EU and Smurfit WestRock intends to prepare its financial statements in accordance with US GAAP following the Combination. The revisions required to consolidate the financial reporting system of the Combined Group and to switch Smurfit Kappa’s reporting system from IFRS EU to US GAAP will place demands on Smurfit WestRock’s financial controls and reporting systems following Completion and may continue to place demands in the future.

Furthermore, Smurfit WestRock will be required to comply with securities laws and other laws and regulations applicable in both the United States and the United Kingdom. It is expected that the applicable rules and regulations will result in considerable legal and financial compliance costs.

The Combination will increase Smurfit Kappa’s current exposure to the North American market generally.

Smurfit Kappa is currently one of the leading integrated corrugated packaging companies in Europe, with a large-scale pan-regional presence in the Americas, in particular in Latin America. WestRock is a multinational provider of sustainable fibre-based paper and packaging solutions with operations in North America, South America, Europe, Asia and Australia. While Smurfit Kappa has international businesses already, combining Smurfit Kappa with WestRock will deliver a business providing greater exposure to the North American market compared to Smurfit Kappa’s existing business. Such increased exposure will mean that Smurfit WestRock Shareholders who were previously shareholders of Smurfit Kappa may be more likely to be adversely affected by certain factors relative to Smurfit Kappa’s current levels of exposure, including, among other things, downturns, deteriorating economic conditions, negative trends, fluctuations or uncertainties in the North American market generally.

WestRock and, following Completion, the Combined Group may incur significant restructuring costs and may not realise expected benefits from any such restructuring, which could adversely affect its, and following Completion the Combined Group’s, business.

WestRock, historically, has restructured portions of its operations from time to time, currently has restructuring initiatives taking place, and will likely engage in future restructuring activities. For instance, in the financial year ended 30 September 2023, WestRock announced its plan to permanently cease operating its containerboard mills in Tacoma, Washington, United States, and North Charleston, South Carolina, United States, and recorded various impairments and other charges associated with the closures. In the financial year ended 30 September 2022, WestRock recorded charges associated with its decision to permanently cease operations at its mill in Panama City, Florida, United States, and to permanently close the corrugated medium manufacturing operations at its mill in St. Paul, Minnesota, United States. In addition, WestRock has consolidated, and in the future the Combined Group will likely continue to consolidate, WestRock’s converting operations.

Because WestRock is not, and following Completion the Combined Group will not be, able to predict with certainty or control market conditions, including changes in the supply and demand for its products, the loss of large customers, the selling prices for its products or its manufacturing costs, it may not be able to accurately predict the appropriate time to undertake restructurings. The cash and non-cash costs associated with these activities vary depending on the type of facility affected, with the costs of a mill closure generally being more significant than that of a converting facility due to the size and complexity of a mill decommissioning process and higher level of investment. Restructuring activities may divert the attention of management, disrupt WestRock’s and, following Completion, the Combined Group’s operations and fail to achieve the intended cost and operations benefits. In addition, significant judgment is required to estimate restructuring costs, and these estimates, and the assumptions underlying them, may change as additional information becomes available or facts or circumstances related to restructuring initiatives change.

The Smurfit Kappa Share Exchange may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The Smurfit Kappa Share Exchange is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In general, assuming the Smurfit Kappa Share Exchange so qualifies, US Holders (as defined in Section 3 of Part VI (Summary of the Tax Consequences of the Combination) of Smurfit Kappa Shares will not recognise any gain or loss for US federal income tax purposes on the receipt of Smurfit WestRock Shares in exchange for Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange, except with respect to any cash received in lieu of fractional Smurfit WestRock Shares. However, this is not free from doubt, and the requirements for such qualification are complex and subject to legal and factual uncertainties.

Completion is not conditioned upon the receipt of an opinion of counsel regarding qualification of the Smurfit Kappa Share Exchange as a “reorganization” within the meaning of Section 368(a) of the Code. Smurfit Kappa, WestRock and Smurfit WestRock have not sought and will not seek any ruling from the IRS regarding the qualification of the Smurfit Kappa Share Exchange as a “reorganization” within the meaning of Section 368(a) of the Code. Consequently, there can be no assurance that the IRS will not challenge that the Smurfit Kappa Share Exchange so qualifies or that a court would not sustain such a challenge. If the Smurfit Kappa Share Exchange does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, US Holders of Smurfit Kappa Shares will recognise a gain or loss for US federal income tax purposes on the receipt of Smurfit WestRock Shares in exchange for Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange, as more fully described in Section 3 of Part VI (Summary of the Tax Consequences of the Combination). US Holders of Smurfit Kappa Shares should consult with their tax advisors regarding the tax treatment of the Smurfit Kappa Share Exchange to them in light of their particular circumstances.

Smurfit WestRock will be required to comply with the Sarbanes-Oxley Act and may incur significant costs and devote substantial management time towards developing and maintaining adequate internal controls, which may materially adversely affect the operating results of the Combined Group in the future.

In addition to complying with applicable securities laws and other laws and regulations in both the United States and the United Kingdom, Smurfit WestRock will be required to comply with the application of the Sarbanes-Oxley Act, as well as revise its internal control systems pursuant to US regulations. It is expected that the applicable rules and regulations will result in considerable legal and financial compliance costs.

Smurfit WestRock’s management will be responsible for establishing, maintaining and reporting on its internal controls over financial reporting and disclosure controls and procedures to comply with applicable requirements, including the reporting requirements of the Sarbanes-Oxley Act. These internal controls will be designed by management to achieve the objective of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and in accordance with US GAAP. Smurfit WestRock will continue to develop and refine its disclosure controls and procedures and its internal control over financial reporting. However, Smurfit WestRock has not yet assessed its internal controls over financial reporting for the purposes of complying with Section 404 of the Sarbanes-Oxley Act and will only be required to do so beginning with the financial year ending 31 December 2025. Material weaknesses in Smurfit WestRock’s internal control over financial reporting may be discovered in the future.

As described in the risk factor entitled “Failure by Smurfit Kappa or WestRock to successfully implement strategic transformation initiatives, including those relating to information technology infrastructure, could adversely affect their respective businesses or, following Completion, the Combined Group’s business” of this Part II (Risk Factors), Smurfit Kappa and WestRock have throughout the years undertaken various projects relating to information technology infrastructure. For example, in the fourth quarter of its financial year ended 30 September 2022, WestRock launched a multi-year phased business systems transformation project to replace much of its existing disparate systems and transition them to a standardised enterprise resource planning system on a cloud-based platform, as well as a suite of other complementing technologies, across its organisation. As part of integration planning initiatives, the parties are reviewing and evaluating their respective business systems and the system strategies and alternatives for Smurfit WestRock post-Combination, including with respect to the business systems transformation project. Accordingly, the impact of the Combination on the business systems transformation project is not yet determinable. However, the implementation of such a business system would be a major undertaking for Smurfit WestRock and would require substantial time and attention of management and key employees. Following Completion, the effectiveness of internal control over financial reporting at Smurfit WestRock could be adversely affected if any such system was not successfully implemented or if data governance risks prior to or during such implementation were not effectively managed.

If Smurfit WestRock fails to achieve and maintain effective internal control over financial reporting, it could suffer material misstatements in its consolidated financial statements, fail to meet its reporting obligations or fail to prevent fraud, which may cause investors to lose confidence in its reported financial information and subject Smurfit WestRock to potential delisting from the NYSE and/or the LSE, regulatory investigations and civil or criminal sanctions.

There has been no prior public market for Smurfit WestRock Shares on either the LSE or the NYSE, an active market for such securities may not develop or be sustained and trading prices may vary, and there is no guarantee that Smurfit WestRock Shares will be included in an S&P Index following Completion.

Prior to Completion, Smurfit WestRock Shares will not be publicly traded and there will not have been any public market for the Smurfit WestRock Shares. Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities. An application will also be made for the Smurfit WestRock Shares to be approved for listing on the NYSE. Following Completion, an active trading market for the Smurfit WestRock Shares may not develop or be sustained. Smurfit WestRock cannot predict the extent to which investor interest will lead to the development of an active trading market in the Smurfit WestRock Shares or whether such a market will be sustained following Completion.

Although Smurfit WestRock, WestRock and Smurfit Kappa will use their respective reasonable best efforts to seek inclusion of the Smurfit WestRock Shares in an S&P Index after the Merger Effective Time, the decision as to whether to admit the Smurfit WestRock Shares to an S&P Index is ultimately at the discretion of the S&P Index Committee and consequently there is no guarantee that the Smurfit WestRock Shares will be included in an S&P Index. If the Smurfit WestRock Shares are not included in an S&P Index, Smurfit WestRock’s access to investor capital may be reduced.

Following Completion, Smurfit WestRock Shares will not be eligible for inclusion in the UK series of FTSE indices, which could have an adverse effect on the trading price, trading volumes and liquidity of the Smurfit WestRock Shares.

The Smurfit Kappa Shares are currently included in the FTSE 100 Index and (i) listed on the premium listing segment of the Official List of the FCA and admitted to trading on the main market for listed securities of the LSE, and (ii) listed on the Official List of Euronext Dublin and admitted to trading on the Euronext Dublin Market. Following Completion, the Smurfit WestRock Shares are expected to be (i) approved for listing on the NYSE and (ii) admitted to the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, expected to be admitted to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder) and to trading on the LSE’s main market for listed securities. In addition, it is expected that Smurfit Kappa Shares will be delisted from the premium listing segment of the Official List of the FCA and the Smurfit Kappa Shares will cease trading on the main market for listed securities of the LSE, and that Smurfit Kappa Shares will delist from the Official List of Euronext Dublin and will cease trading on the Euronext Dublin Market. The Combination is therefore expected to result in Smurfit WestRock not being eligible for inclusion in the UK series of FTSE indices, including the FTSE 100 Index, which could have an adverse impact on the trading price, trading volumes and liquidity of the Smurfit WestRock Shares.

Smurfit WestRock’s maintenance of two exchange listings may adversely affect liquidity in the market for Smurfit WestRock Shares and result in pricing differentials of Smurfit WestRock Shares between the two exchanges.

Trading in Smurfit WestRock Shares on the LSE and the NYSE will take place in different currencies (sterling on the LSE and US dollars on the NYSE) and at different times (resulting from different time zones, different trading hours and different trading days for the LSE and the NYSE). The trading prices of Smurfit WestRock Shares on these two exchanges may at times differ due to these and other factors. Any decrease in the price of Smurfit WestRock Shares on the NYSE could cause a decrease in the trading price of Smurfit WestRock Shares on the LSE and vice versa.

The benefits Smurfit WestRock expects of the dual listing on the NYSE and the LSE, which are increased liquidity, visibility among investors and access to investors who may be able to hold listed shares in the United Kingdom but not the United States, and vice versa, may not be realised or, if realised, may not be sustained, and the costs associated with a dual listing may ultimately outweigh the associated benefits.

A standard listing pursuant to Chapter 14 of the Listing Rules affords shareholders a lower level of protection than a premium listing.

Following Completion, Smurfit WestRock will be subject to the Listing Rules that apply to companies listed on the standard listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, those that are expected to apply to companies listed on the new Equity Shares (International Commercial Companies Secondary Listing) category), the Prospectus Regulation Rules and the DTRs; however, although Smurfit WestRock will be subject to applicable US and NYSE corporate governance rules, it will not be required to comply with provisions of the Listing Rules which currently apply only to companies listed on the premium listing segment of the Official List of the FCA (or, subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, those that are expected to apply only to companies listed on the new Equity Shares (Commercial Companies) category). See the section entitled “Summary of the differences between standard and premium categories of listing on the Official List of the FCA” of Part IV (Changes to the corporate governance rules, securities law and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination) of this Circular for more information.

The market price for Smurfit WestRock Shares may be affected by factors different from those that historically have affected the Smurfit Kappa Shares.

Upon Completion, Smurfit Kappa Shareholders will become holders of Smurfit WestRock Shares. Smurfit Kappa and WestRock each have businesses that differ from each other. Accordingly, the results of operations of Smurfit WestRock will be affected by some factors that are different from those currently affecting the results of operations of Smurfit Kappa.

Current Smurfit Kappa Shareholders will have a reduced ownership and voting interest in, and will exercise less influence over management of, Smurfit WestRock after Completion than they did with respect to Smurfit Kappa prior to Completion.

Smurfit Kappa Shareholders currently have the right to vote in the election of the Smurfit Kappa Board and on certain other matters affecting Smurfit Kappa. Upon Completion, each Smurfit Kappa Shareholder that receives Smurfit WestRock Shares will become a shareholder of Smurfit WestRock with a percentage ownership of Smurfit WestRock that is smaller than the Smurfit Kappa Shareholder’s current percentage ownership of Smurfit Kappa. In addition, upon Completion, the Smurfit WestRock Board will consist of 14 directors, eight of whom will be from the existing Smurfit Kappa Board and selected by Smurfit Kappa and six of whom will be from the existing WestRock Board and selected by WestRock. As a result, Smurfit Kappa Shareholders as a group will have less influence on the management and policies of Smurfit WestRock than they now have on the management and policies of Smurfit Kappa.

Shareholders of the Combined Group may be subject to currency exchange rate risk.

As the functional and presentational currency of Smurfit WestRock is expected to be US dollars, any dividends declared by Smurfit WestRock will be denominated, and paid to Smurfit WestRock Shareholders, in US dollars (unless, in the case of DI Holders, the relevant holder has lodged a valid currency payment election through CREST with the DI Depositary for such payments to be payable in sterling or euro). An investment in Smurfit WestRock Shares by an investor whose principal currency is not US dollars exposes the investor to foreign currency exchange rate risk. Any fluctuations in the value of US dollars relative to such foreign currency may reduce the value of the investment in the Smurfit WestRock Shares or any dividends in foreign currency terms.

WestRock, and following Completion the Combined Group, may incur withdrawal liabilities and/or increased funding requirements in connection with multiemployer pension plans.

WestRock participates in several multiemployer pension plans (“MEPPs”) that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements. WestRock’s contributions to any particular MEPP may increase based on the declining funded status of a MEPP and legal requirements, which require substantially underfunded MEPPs to implement a funding improvement plan or a rehabilitation plan to improve their funded status. The funded status of a MEPP may be impacted by, among other items, a shrinking contribution base as a result of the insolvency or withdrawal of other companies that currently contribute to these plans, the inability or failure of companies withdrawing from the plan to pay their withdrawal liability, low interest rates, changes in actuarial assumptions and/or lower than expected returns on pension fund assets.

WestRock believes that certain of the MEPPs in which it participates or has participated, including the Pace Industry Union-Management Pension Fund (“PIUMPF”), have material unfunded vested benefits. WestRock has submitted formal notification to withdraw from MEPPs in the past and has recorded withdrawal liabilities, including an estimate of its portion of PIUMPF’s accumulated funding deficiency. WestRock may withdraw from other MEPPs in the future. As at 31 March 2024, WestRock had recorded $207.2 million of withdrawal liabilities, including liabilities associated with PIUMPF’s accumulated funding deficiency demands. In July 2021, PIUMPF filed suit against WestRock in the US District Court for the Northern District of Georgia claiming the right to recover WestRock’s pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. The impact of increased contributions, future funding obligations or future withdrawal liabilities may have a material adverse effect on WestRock’s, and following Completion the Combined Group’s, business, results of operations, cash flows, financial condition and/or prospects. For additional information, see “Note 6. Retirement Plans — Multiemployer Plans” and “Note 19. Commitments and Contingencies — Environmental” to the WestRock 2023 Annual Financial Statements included in Part XV (Historical Financial Statements of WestRock).

Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it.

Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves”, which Smurfit WestRock will not have immediately following Completion. The creation of distributable reserves of Smurfit WestRock involves a reduction in Smurfit WestRock’s share premium account (including any amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the Combination), which requires the approval of the Irish High Court and, in connection with seeking such court approval, the approval of Smurfit Kappa Shareholders and WestRock Shareholders is being sought. Smurfit Kappa and WestRock are not aware of any reason why the Irish High Court would not approve the creation of distributable reserves in this manner; however, the issuance of the required order is a matter for the discretion of the Irish High Court.

There will also be no guarantee that the required approvals by Smurfit Kappa Shareholders and WestRock Shareholders will be obtained. Even if the proposals are approved by the Smurfit Kappa Shareholders and WestRock Shareholders, the Irish High Court may not exercise its discretion to approve the creation of the distributable reserves if it is not satisfied that there is sufficient support among each of the Smurfit Kappa Shareholders and WestRock Shareholders, particularly where the resolutions are not each approved by more than 75% of the votes cast in respect of the resolutions. In the event that distributable reserves of Smurfit WestRock are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as Smurfit WestRock has otherwise created sufficient distributable reserves (including from its business activities).

Any dividend payment in respect of Smurfit WestRock Shares is subject to a number of factors, including the distributions of earnings to Smurfit WestRock by its subsidiaries, the financial condition and results of operations of the Combined Group, as well as the distributable reserves of Smurfit WestRock and the discretion of the Smurfit WestRock Board, and there are no guarantees that Smurfit WestRock will pay dividends or the level of any such dividends.

Any determination to pay dividends to Smurfit WestRock Shareholders will be at the discretion of the Smurfit WestRock Board and will be dependent on then-existing conditions, including but not limited to, Smurfit WestRock’s results of operations, capital investment priorities, the market price of Smurfit WestRock Shares and access to capital markets, legal requirements, industry practice, the distribution of earnings to Smurfit WestRock by its subsidiaries, the financial condition, limitations under Irish law and other factors Smurfit WestRock deems relevant. Smurfit WestRock believes that dividends are a central component of its objective to deliver value for Smurfit WestRock Shareholders and recognises the importance of dividends to Smurfit WestRock Shareholders. While there can be no assurance that Smurfit WestRock Shareholders will receive or be entitled to dividends that are equivalent to the historical dividends of Smurfit Kappa or WestRock, Smurfit WestRock intends to pay dividends to Smurfit WestRock Shareholders in line with Smurfit Kappa’s current attractive dividend policy. Smurfit Kappa has historically paid regular dividends and, following Completion, it is intended that Smurfit WestRock will declare dividends on a quarterly basis, although there is no assurance as to the timing or level of future dividend payments, if any, because these depend on, among other considerations, future earnings, capital requirements and financial condition. Accordingly, realisation of a gain on the Smurfit WestRock Shares received by Smurfit Kappa Shareholders in the Combination may depend on the appreciation of the price of the Smurfit WestRock Shares, which may never occur. See the risk factor entitled “Smurfit WestRock will seek Irish High Court approval of the creation of distributable reserves. Smurfit WestRock expects this approval will be forthcoming, but cannot guarantee it” above for additional details.

Part III
Principal Terms and Conditions of the Combination

A summary of the essential terms of the Combination is set out at paragraph 11 of Part I (Letter from the Chair) of this Circular. Further details of the key terms of the Combination are set out below.

1.	Overview

On 12 September 2023, the Smurfit Kappa Board and the WestRock Board announced they had reached agreement on the terms of the proposed Combination. Under the terms of the Transaction Agreement, at Completion (i) Smurfit WestRock (an Irish-incorporated holding company) will acquire the entire issued share capital of Smurfit Kappa by means of a Scheme of Arrangement under Section 450 of the Companies Act 2014 of Ireland; and (ii) Merger Sub shall be merged with and into WestRock, following which the separate corporate existence of Merger Sub will cease, with WestRock continuing as the Surviving Corporation, such that following the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Smurfit WestRock.

2.	Consideration

Smurfit Kappa Shareholders will receive one Smurfit WestRock Share for each Smurfit Kappa Share (excluding any Designated Smurfit Kappa Shares) issued and outstanding immediately prior to the Scheme Effective Time.

Under the terms of the Transaction Agreement, for each WestRock Share issued and outstanding immediately prior to the Merger Effective Time (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and other than Dissenting Shares) the WestRock Shareholders will receive (without interest and less applicable withholding taxes) one validly issued, fully paid and non-assessable Smurfit WestRock Share and $5.00 in cash. From and after the Merger Effective Time, all such WestRock Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of WestRock Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor and any dividends or other distributions declared by the WestRock Board for such WestRock Shares having a record date prior to the Merger Effective Time and which remain unpaid as of the Merger Effective Time, upon surrender of such WestRock Shares in accordance with the Transaction Agreement, together with any amounts that such holder has the right to receive in respect of dividends or other distributions under the relevant terms of the Transaction Agreement. All WestRock Shares owned by WestRock, any subsidiary of WestRock, Smurfit Kappa, Merger Sub or any of their respective subsidiaries (excluding Dissenting Shares) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Immediately following Completion, Smurfit Kappa Shareholders and WestRock Shareholders are expected to own approximately 50.3% and 49.7% of Smurfit WestRock, respectively, based on the number of shares outstanding of both Smurfit Kappa and WestRock as at the Latest Practicable Date.

3.	Conditions

If the Smurfit Kappa Shareholder Approval is obtained at the Scheme Meeting and certain other conditions to the Scheme are satisfied or waived, Smurfit Kappa will then seek approval of the Irish High Court for the Scheme. After the Scheme is approved on the Sanction Date, the Scheme will become effective in accordance with its terms upon delivery to the Registrar of Companies of the Court Order. The Scheme is expected to become effective on the Sanction Date or the first Business Day following the Sanction Date. The transfer of the Smurfit Kappa Shares to Smurfit WestRock in accordance with the Scheme will occur on the Scheme Effective Date. The Smurfit Kappa Share Exchange and the Merger will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such later date as the parties may agree and (if required) the Irish High Court may allow).

Conditions That Must Be Satisfied for the Scheme to Occur

The Scheme will be conditional upon:

•	the approval of the Scheme by three-fourths (75%) or more in value of the Smurfit Kappa Shares at the Voting Record Time (as defined in the Scheme), held by such holders, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) held no later than the End Date;

•	the EGM Resolutions being duly passed by the requisite majorities of Smurfit Kappa Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting) held no later than the End Date;

•	the Sanction Date occurring on or before the End Date; and

•	a copy of the Court Order having been delivered for registration to the Registrar of Companies within 21 days of the Sanction Date.

Conditions That Must Be Satisfied or Waived for the Combination to Occur

Mutual Conditions

Each of the Smurfit Kappa Share Exchange and the Merger will be conditional upon the following matters having been satisfied or, in the sole discretion of both parties, waived:

•	each of the Smurfit Kappa Shareholder Approval and the WestRock Shareholder Approval shall have been obtained;

•	the US Registration Statement shall have become effective in accordance with the US Securities Act and no stop order suspending the effectiveness of the US Registration Statement shall have been issued by the US SEC and remain in effect and no proceeding to that effect shall be pending or threatened by the US SEC;

•	(i) all required approvals under the HSR Act and the other required jurisdictions in connection with the consummation of the Combination shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), and (ii) no legal proceeding by any governmental entity under any relevant Antitrust Laws shall be threatened in writing against any of the parties that is reasonably likely to temporarily or permanently enjoin, restrain or prevent the consummation of the Combination;

•	(i) the Smurfit WestRock Shares shall have been approved for listing on the NYSE, subject to official notice of issuance, and (ii) the FCA shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgment shall not have been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE shall have acknowledged to Smurfit WestRock or its sponsor (and such acknowledgement shall not have been withdrawn) that such shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issue of such Smurfit WestRock Shares upon Completion; and

•	(i) no statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction which prohibits or makes illegal the consummation of the Combination, and (ii) there shall not be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Combination.

Conditions to Obligations of Smurfit Kappa, Smurfit WestRock and Merger Sub

The obligations of each of Smurfit Kappa, Smurfit WestRock and Merger Sub to effect the Smurfit Kappa Share Exchange and the Merger are also subject to the satisfaction or waiver (in writing) by Smurfit Kappa in its sole discretion of the following conditions on or before the Sanction Date:

•	the representations and warranties of WestRock with respect to capitalisation and the absence of agreements or commitments requiring the issuance, sale, subscription, redemption or other actions related to the WestRock Shares being true and correct, except for any de minimis inaccuracies, on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date) and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect;

•	the representations and warranties of WestRock that from 30 September 2022 through the date of the Transaction Agreement, there has not occurred or existed any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of WestRock, being true and correct on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect;

•	the representations and warranties of WestRock with respect to (i) qualification, organisation, good standing and corporate or other similar power, (ii) absence of outstanding bonds, debentures, notes and other similar obligations that grant holders the right to vote (or which are convertible into or exercisable for securities having the right to vote) with WestRock’s Shareholders on any matter, (iii) authority with respect to the entry into the Transaction Agreement and the consummation of the Combination, WestRock Board approval of the Transaction Agreement and the Combination, and the due and valid execution and delivery and enforceability of the Transaction Agreement and (iv) fees payable to investment bankers, brokers or finders in connection with the Combination, being true and correct in all material respects on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date) and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect;

•	each of the other representations and warranties of WestRock set forth in the Transaction Agreement being true and correct on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or material adverse effect contained therein), would not reasonably be expected to have had, individually or in the aggregate, a material adverse effect in respect of WestRock, and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect;

•	WestRock having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Transaction Agreement at or prior to the Sanction Date and Smurfit Kappa having received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect; and

•	since the date of the Transaction Agreement, there shall not have occurred or existed any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of WestRock, and Smurfit Kappa shall have received a certificate signed on behalf of WestRock by a duly authorised executive officer to the foregoing effect.

Conditions to Obligations of WestRock

The obligations of WestRock to effect the Merger are subject to the satisfaction or waiver (in writing) by WestRock in its sole discretion of each of the following conditions on or before the Sanction Date:

•	the representations and warranties of Smurfit Kappa with respect to capitalisation and the absence of agreements or commitments requiring the issuance, sale, subscription, redemption or other actions related to the Smurfit Kappa Shares being true and correct, except for any de minimis inaccuracies on the date of the Transaction Agreement and as of the Sanction Date as though made as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date) and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	the representations and warranties of Smurfit Kappa that from 31 December 2022, through the date of the Transaction Agreement, there has not occurred or existed any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of Smurfit Kappa, being true and correct on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	the representations and warranties of Smurfit Kappa with respect to (i) qualification, organisation, good standing and corporate or other similar power, (ii) absence of outstanding bonds, debentures, notes and other similar obligations that grant holders the right to vote (or which are convertible into or exercisable for securities having the right to vote) with Smurfit Kappa’s shareholders on any matter, and (iii) fees payable to investment bankers, brokers or finders in connection with the Combination, being true and correct in all material respects on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date) and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	the representations and warranties of Smurfit Kappa, Smurfit WestRock and Merger Sub with respect to authority with respect to the entry into the Transaction Agreement and the consummation of the Combination, Smurfit Kappa Board approval of the Transaction Agreement and the Combination, and the due and valid execution and delivery and enforceability of the Transaction Agreement being true and correct in all material respects on the date of the Transaction Agreement and at the Sanction Date as though made on the Sanction Date (or, in the case of representations and warranties given as of another specified date, as of that date) and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	each of the other representations and warranties of Smurfit Kappa set forth in the Transaction Agreement being true and correct on the date of the Transaction Agreement and as of the Sanction Date as though made on and as of the Sanction Date (or, in the case of any representations and warranties that by their terms speak specifically as of the date of the Transaction Agreement or another date, as of that date) except where the failure of such representations and warranties to be so true and correct (without giving effect to qualification as to materiality or material adverse effect contained therein), would not reasonably be expected to have had, individually or in the aggregate, a material adverse effect on Smurfit Kappa, and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect;

•	each of Smurfit Kappa, Smurfit WestRock and Merger Sub having performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Transaction Agreement at or prior to the Sanction Date, and WestRock having received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect; and

•	since the date of the Transaction Agreement, there shall not have occurred or existed any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect in respect of Smurfit Kappa; and WestRock shall have received a certificate signed on behalf of Smurfit Kappa by a duly authorised executive officer to the foregoing effect.

4.	Transaction Agreement

The Transaction Agreement provides that, if the Combination is approved by the Smurfit Kappa Shareholders and WestRock Shareholders and the other Conditions are satisfied or waived in accordance with the terms of the Transaction Agreement:

•	pursuant to the Scheme and upon the Scheme becoming effective, all of the Smurfit Kappa Shares (excluding any Designated Smurfit Kappa Shares) issued and outstanding immediately prior to the Scheme Effective Time, and all rights in respect thereof, shall be transferred to Smurfit WestRock at the Scheme Effective Time in exchange for one Smurfit WestRock Share for each Smurfit Kappa Share so transferred. It is expected that the Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders under the Scheme will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. For more information, see Part IX (Scheme of Arrangement Explanatory Statement) of this Circular; and

•	on Completion, and in accordance with the DGCL and the DLLCA and the conditions set forth in the Transaction Agreement, Merger Sub shall be merged with and into WestRock at the Merger Effective Time, with Merger Sub’s separate corporate existence ceasing and WestRock surviving the Merger as a wholly-owned subsidiary of Smurfit WestRock, pursuant to which each WestRock Share issued and outstanding immediately prior to the Merger Effective Time, other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and all rights in respect thereof, shall be cancelled and automatically converted into the right to receive the Merger Consideration.

As a result of the Combination, each of Smurfit Kappa and WestRock will become wholly-owned subsidiaries of Smurfit WestRock, and the former Smurfit Kappa Shareholders and WestRock Shareholders will become holders of Smurfit WestRock Shares.

Completion and Effectiveness of the Combination

Completion shall take place at 5:00 p.m. New York City Time on the Completion Date. On or prior to Completion, Smurfit Kappa shall cause a meeting of the Smurfit Kappa Board (or a duly authorised committee thereof) to be held at which resolutions are passed (conditional only on delivery of the Court Order to the Registrar of Companies occurring and effective as of the Scheme Effective Time) approving (i) the removal of such directors of Smurfit Kappa as Smurfit WestRock shall determine, (ii) the appointment of such persons as directors of Smurfit Kappa as Smurfit WestRock may nominate and (iii) the registration of the transfer to Smurfit WestRock (and/or its nominee(s)) of each Smurfit Kappa Share in issue at the Scheme Record Time, but excluding any Designated Smurfit Kappa Shares, in accordance with the Scheme. Smurfit Kappa shall deliver to Smurfit WestRock and WestRock certified copies of such resolutions and letters of resignation from the directors who are removed from the Smurfit Kappa Board in accordance with clause (i) of the foregoing sentence.

Smurfit WestRock shall cause a meeting of the Smurfit WestRock Board (or a duly authorised committee thereof) to be held at which resolutions are passed (conditional only on delivery of the Court Order to the Registrar of Companies occurring and effective as of the Scheme Effective Time) approving (i) the appointment of the WestRock Designees and the Smurfit Kappa Designees (each as defined below) to the Smurfit WestRock Board (to the extent not already appointed prior to the Scheme Effective Time), (ii) the allotment and issue of the Scheme Consideration to the Smurfit Kappa Shareholders at the Scheme Record Time, pursuant to the terms of the Scheme, (iii) the allotment and issue of Smurfit WestRock Shares pursuant to the Merger and (iv) the Securities Depositary Transfer and the registration of the transfers of Smurfit WestRock Shares related thereto.

On or substantially concurrently with Completion and subject to the terms and conditions of the Scheme, Smurfit Kappa shall cause a copy of the Court Order to be delivered to the Registrar of Companies and shall cause a copy to be provided to WestRock.

At the Merger Effective Time, a certificate of merger satisfying the applicable requirements of the DGCL and the DLLCA will be duly executed and filed with the Secretary of State of the State of Delaware as provided in the DGCL and the DLLCA. The certificate of merger will specify that the Merger will become effective at such time as Smurfit Kappa and WestRock may mutually agree on the date on which the Merger closing occurs or such other time as Smurfit Kappa and WestRock may mutually agree and specify in the certificate of merger (provided that in no event shall the Merger become effective prior to the effectiveness of the Smurfit Kappa Share Exchange).

At the Merger Effective Time, the certificate of incorporation and bylaws of WestRock will be amended and restated in their entirety to be in the form of the certificate of incorporation and bylaws, respectively, of Merger Sub, as in effect immediately prior to the Merger Effective Time (except that all references to Merger Sub will be references to WestRock) and, as so amended and restated, will be the certificate of incorporation and bylaws, respectively, of WestRock until thereafter changed or amended as provided therein or by applicable law.

From and after the Merger Effective Time, (i) the officers of WestRock immediately before the Merger Effective Time shall be the officers of the Surviving Corporation from and after the Merger Effective Time and (ii) the directors of Merger Sub immediately before the Merger Effective Time shall be the directors of the Surviving Corporation from and after the Merger Effective Time.

Scheme Consideration and Securities Depositary Transfer

At the Scheme Effective Time, in respect of each Smurfit Kappa Share in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares, Smurfit WestRock shall deliver the Scheme Consideration to the applicable Smurfit Kappa Shareholder or its nominees and each Smurfit Kappa Share, other than Designated Smurfit Kappa Shares, issued and outstanding immediately prior to the Scheme Effective Time, and all rights in respect thereof, shall be transferred to Smurfit WestRock in exchange for the right to receive the Scheme Consideration.

Subject to and with effect from delivery by Smurfit WestRock of the Scheme Consideration pursuant to the relevant terms of the Transaction Agreement, Smurfit WestRock shall cause the Securities Depositary Transfer to occur to transfer the relevant interests in the Euroclear Smurfit WestRock Shares in accordance with the then-adopted constitution of Smurfit WestRock, as follows: (i) the Smurfit WestRock Shares then held through CDIs shall be transferred from the EB Nominee to the DTC Nominee, such that the DTC Nominee will be the registered holder of such Smurfit WestRock Shares in the Smurfit WestRock Register of Members, together with all and any rights at that time or thereafter attached thereto, including voting rights and the right to receive dividends and other distributions declared, paid or made thereon and (ii) the Smurfit WestRock Shares held through EB Participants, excluding Smurfit WestRock Shares held through CDIs shall be automatically transferred from the EB Nominee to the Relevant EB Participants, such that each Relevant EB Participant will be the registered holder in the Smurfit WestRock Register of Members of such number of Smurfit WestRock Shares which corresponds to its respective interests in Smurfit WestRock Shares held through EB Participants, excluding Smurfit WestRock Shares held through CDIs at the Scheme Record Time, together with all and any rights at the Scheme Effective Time or thereafter attached thereto, including voting rights and the rights to receive dividends and other distributions declared, paid or made thereon.

No certificate or scrip representing fractional Smurfit WestRock Shares will be issued upon the exchange of Smurfit Kappa Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Smurfit WestRock. Each holder of Smurfit Kappa Shares converted pursuant to the Smurfit Kappa Share Exchange who would otherwise have been entitled to receive a fraction of a Smurfit WestRock Share will receive, in lieu thereof and upon surrender thereof, cash, without interest and less applicable withholding taxes, in an amount equal to such fractional part of a Smurfit WestRock Share multiplied by the VWAP of Smurfit Kappa Shares.

Transfer and Exchange of Smurfit Kappa Shares

At the Scheme Effective Time, the stock transfer books of Smurfit Kappa will be closed and thereafter there will be no further registration of transfers of Smurfit Kappa Shares on the records of Smurfit Kappa. From and after the Scheme Effective Time, the holders of Smurfit Kappa Shares immediately prior to the Scheme Effective Time will cease to have any rights with respect to such Smurfit Kappa Shares except as otherwise provided for in the Transaction Agreement or by applicable law. If, after the Scheme Effective Time, Smurfit Kappa Shares are presented to Smurfit WestRock for any reason, they will be exchanged as provided in the Transaction Agreement.

No certificate or scrip representing fractional Smurfit WestRock Shares will be issued upon the exchange of Smurfit Kappa Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Smurfit WestRock. Each holder of Smurfit Kappa Shares converted pursuant to the Smurfit Kappa Share Exchange who would otherwise have been entitled to receive a fraction of a Smurfit WestRock Share will receive, in lieu thereof and upon surrender thereof, cash, without interest and less applicable withholding taxes, in an amount equal to such fractional part of a Smurfit WestRock Share multiplied by the VWAP of Smurfit Kappa Shares.

Treatment of Smurfit Kappa Equity Awards

The Transaction Agreement provides that each of Smurfit Kappa and Smurfit WestRock shall take all actions as may be necessary or appropriate so that, at the Scheme Effective Time, (i) each Smurfit Kappa Equity Award shall automatically be converted into an equity award covering that number of Smurfit WestRock Shares equal to the number of Smurfit Kappa Shares subject to such Smurfit Kappa Equity Award as of immediately prior to the Scheme Effective Time and (ii) the performance goals applicable to the Smurfit Kappa Equity Awards shall be deemed achieved at one hundred percent (100%). All terms and conditions applicable to each such Smurfit Kappa Equity Award immediately prior to the Scheme Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the Scheme Effective Time. Smurfit WestRock shall remain subject to the obligations of Smurfit Kappa with respect to any such Smurfit Kappa Equity Awards immediately after the Scheme Effective Time.

Merger Consideration

At the Merger Effective Time, by virtue of the Merger and without any action on the part of the parties or their respective shareholders, each WestRock Share issued and outstanding immediately prior to the Merger Effective Time (but excluding WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and excluding Dissenting Shares) shall automatically be cancelled and converted into and become the right to receive the Merger Consideration, subject to any applicable withholding taxes. From and after the Merger Effective Time, all such WestRock Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of WestRock Shares will cease to have any rights with respect to the WestRock Shares except the right to receive the Merger Consideration therefor and any dividends or other distributions declared by the WestRock Board for such WestRock Shares having a record date prior to the Merger Effective Time and which remain unpaid as of the Merger Effective Time, upon surrender of such WestRock Shares in accordance with the Transaction Agreement, together with any other amounts that such holder has the right to receive in respect of dividends or other distributions under the terms of the Transaction Agreement.

At the Merger Effective Time, all WestRock Shares that are owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist and no consideration will be delivered in exchange for such shares.

At the Merger Effective Time, each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be automatically converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

No certificate or scrip representing fractional Smurfit WestRock Shares will be issued upon the surrender for exchange of WestRock Certificates or WestRock Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Smurfit WestRock. Each holder of WestRock Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Smurfit WestRock Share will receive, in lieu thereof and upon surrender thereof, cash, without interest and less applicable withholding taxes, in an amount equal to such fractional part of a Smurfit WestRock Share multiplied by the VWAP of Smurfit Kappa Shares.

Change in Shares

If at any time after the date of the Transaction Agreement and prior to the Merger Effective Time, the outstanding WestRock Shares or Smurfit Kappa Shares are changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganisation, recapitalisation, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities is declared with a record date within such period, or any similar event occurs, the Merger Consideration, the Scheme Consideration, any other payment to be made pursuant to the treatment of the Smurfit Kappa Equity Awards and the WestRock Equity Awards in connection with the Combination pursuant to the terms of the Transaction Agreement and any other number or amount contained in the Transaction Agreement which is based upon the price or number of the WestRock Shares or Smurfit Kappa Shares, as the case may be, shall be correspondingly adjusted to provide the holders of WestRock Shares and Smurfit Kappa Shares the same economic effect as contemplated by the Transaction Agreement prior to such event.

Surrender and Exchange of WestRock Shares

At or immediately after the Merger Effective Time, Smurfit WestRock or Merger Sub will deposit with the Exchange Agent, (i) evidence of Smurfit WestRock Shares in book-entry form equal to the aggregate Share Consideration to which holders of WestRock Shares (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries) will become entitled and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration to which holders of WestRock Shares (other than WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries) will become entitled, together with any amounts payable in respect of dividends or other distributions on the Smurfit WestRock Shares and any cash payable in lieu of fractional shares, in each case in accordance with the Transaction Agreement.

Promptly after the Merger Effective Time, Smurfit WestRock will cause the Surviving Corporation to cause the Exchange Agent to mail to each holder of record of WestRock Certificates (other than certificates representing WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries) whose WestRock Shares were converted pursuant to the Transaction Agreement into the right to receive the Merger Consideration (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the WestRock Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

Upon surrender to the Exchange Agent of the WestRock Certificates (or affidavits of loss in lieu thereof) for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of eligible WestRock Certificates shall be entitled to receive the Merger Consideration that such holder is entitled to receive pursuant to the terms of the Transaction Agreement, and any amounts that such holder has the right to receive in respect of any dividends or other distributions on WestRock Shares which the holder has the right to receive pursuant to the Transaction Agreement for WestRock Shares formerly represented by such WestRock Certificates, to be mailed within five Business Days after the later to occur of (i) the Merger Effective Time and (ii) the Exchange Agent’s receipt of such WestRock Certificate (or affidavit of loss in lieu thereof), and the WestRock Certificate (or affidavit of loss in lieu thereof) so surrendered shall be cancelled. The Exchange Agent shall accept such WestRock Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered WestRock Certificates are registered, it will be a condition precedent to the payment of the Merger Consideration that (i) the surrendered WestRock Certificate has been properly endorsed or otherwise in proper form for transfer and (ii) the person requesting such payment has paid any required transfer or other taxes, or has established to Smurfit WestRock or the Exchange Agent that such taxes have been paid or are not applicable. Until surrendered as contemplated by the Transaction Agreement, each WestRock Certificate shall be deemed after the Merger Effective Time to represent only the right to receive the Merger Consideration and any dividends or other distributions on Smurfit WestRock Shares (without interest and less applicable withholding taxes) which the holder has the right to receive pursuant to the Transaction Agreement.

At the Merger Effective Time, the stock transfer books of WestRock will be closed and thereafter there will be no further registration of transfers of WestRock Shares on the records of WestRock. From and after the Merger Effective Time, the holders of certificates outstanding immediately prior to the Merger Effective Time will cease to have any rights with respect to such WestRock Shares, except as otherwise provided for in the Transaction Agreement or by applicable law. If, after the Merger Effective Time, certificates are presented to Smurfit WestRock for any reason, they will be cancelled and exchanged as provided in the Transaction Agreement.

At any time following the 12-month anniversary of the Merger Effective Time, Smurfit WestRock will be entitled to require the Exchange Agent to deliver to Smurfit WestRock any funds (including any interest received with respect thereto) or Smurfit WestRock Shares remaining in the exchange fund that have not been disbursed to holders of WestRock Certificates, and thereafter such holders will be entitled to look only to the Surviving Corporation and Smurfit Kappa (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the applicable Merger Consideration, including any cash in lieu of fractional Smurfit WestRock Shares, and any dividends or other distributions on Smurfit WestRock Shares, payable upon due surrender of their certificates, without any interest thereon.

If any WestRock Certificate has been lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to the terms of the Transaction Agreement and any dividends or other distributions on Smurfit WestRock Shares which the holder has the right to receive pursuant to the Transaction Agreement.

No dividends or other distributions with respect to Smurfit WestRock Shares with a record date after the Merger Effective Time will be paid to the holder of any unsurrendered WestRock Certificate with respect to the Smurfit WestRock Shares issuable under the Transaction Agreement. Subject to applicable laws, following the surrender of any such WestRock Certificate (or affidavit of loss in lieu thereof), the holder will be paid, without interest and less applicable withholding taxes, (i) the amount of dividends or other distributions with a record date and payment date after the Merger Effective Time but prior to such surrender that have been paid with respect to the Smurfit WestRock Shares the holder is entitled to pursuant to the terms of the Transaction Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Smurfit WestRock Shares.

Treatment of WestRock Equity Awards

A summary of the effect under the Transaction Agreement of the Combination on the outstanding WestRock Options and WestRock RSU Awards under the WestRock Equity Plans is as follows:

WestRock Options

As of the Merger Effective Time, each WestRock Option that is outstanding, unexercised and held by a current employee or independent contractor of WestRock or its subsidiaries as of immediately prior to the Merger Effective Time, whether or not then vested or exercisable, shall be assumed by Smurfit WestRock and shall be converted at the Merger Effective Time into an option to purchase from Smurfit WestRock a number of Smurfit WestRock Shares (calculated by reference to the Equity Award Exchange Ratio). All other terms and conditions of such options, including the term to expiry and conditions to and manner of exercising, will be the same as those that apply to the corresponding WestRock Option immediately prior to the Merger Effective Time.

As of the Merger Effective Time, each WestRock Option that is outstanding, unexercised and held by an individual who is not a current employee or independent contractor of WestRock or its subsidiaries as of immediately prior to the Merger Effective Time shall be cancelled in consideration for the right to receive, within 10 Business Days following the Merger Effective Time, the Merger Consideration, without interest and less applicable withholding taxes, in respect of each Net WestRock Option Share subject to such WestRock Option immediately prior to the Merger Effective Time.

WestRock RSU Awards

As of the Merger Effective Time, each WestRock RSU Award other than a WestRock Director RSU Award shall be assumed by Smurfit WestRock and shall be converted into (a) a Smurfit WestRock RSU Award calculated by way of a multiplication of the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time by the Share Consideration; and (b) a Smurfit WestRock Cash Award calculated by way of a multiplication of the number of WestRock Shares subject to a WestRock RSU Award as of immediately prior to the Merger Effective Time by the Cash Consideration. Except as otherwise provided in the Transaction Agreement, each such Smurfit WestRock RSU Award and Smurfit WestRock Cash Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting schedules) as applied to the corresponding WestRock RSU Award immediately prior to the Merger Effective Time (except that no Smurfit WestRock RSU Award or Smurfit WestRock Cash Award will be subject to any performance-based vesting conditions). In the case of a performance-based WestRock RSU Award, the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time will be determined by deeming the applicable performance goals for any performance period that has not been completed as of the Merger Effective Time to be achieved at the greater of the target level and the average of the actual level of performance of similar awards over the last three years prior to the Completion Date, except that the performance goals for any performance-based WestRock RSU Award granted after the date of the Transaction Agreement will be deemed achieved at the target level of performance.

Each WestRock Director RSU Award shall be fully vested as of immediately prior to the Merger Effective Time, and all rights in respect thereof shall be cancelled and automatically converted into a number of WestRock Shares equal to the number of WestRock Shares underlying such WestRock Director RSU Award, which WestRock Shares shall be treated in the same manner as other outstanding WestRock Shares under the terms of the Transaction Agreement.

WestRock Employee Stock Purchase Plan

Pursuant to the Transaction Agreement, the WestRock ESPP was suspended following the November 2023 purchase period. All WestRock Shares purchased under the WestRock ESPP shall be treated in accordance with the terms and conditions of the Transaction Agreement.

Withholding

Smurfit Kappa, WestRock, Smurfit WestRock, Merger Sub, the Surviving Corporation, the Exchange Agent and any other applicable withholding agent are entitled to deduct and withhold from any consideration otherwise payable pursuant to the terms of the Transaction Agreement, any amounts as are required to be deducted or withheld with respect to such consideration or such amounts payable, as applicable, under the Code or any other applicable provisions of state, local or non-US tax law. To the extent that such amounts are so deducted and withheld and remitted to the appropriate tax authority, such amounts will be treated for all purposes of the Transaction Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Governance of Smurfit WestRock

Smurfit WestRock and Smurfit Kappa shall take such actions as are necessary to cause (i) six individuals who are members of the WestRock Board as of immediately prior to the Scheme Effective Time (the “WestRock Designees”) and (ii) eight individuals who are members of the Smurfit Kappa Board as of immediately prior to the Scheme Effective Time (including the chair of the Smurfit Kappa Board, the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa) (the “Smurfit Kappa Designees”) to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time. Each of the WestRock Designees and Smurfit Kappa Designees (i) has been selected by Smurfit Kappa (in the case of the Smurfit Kappa Designees) or WestRock (in the case of the WestRock Designees) after consulting with the other party and considering the other party’s views in good faith, including considering the aims of balance of skills, experience and diversity; (ii) except for the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa, meets the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board and (iii) will be appointed to serve on the Smurfit WestRock Board following the Merger Effective Time until the next annual meeting of Smurfit WestRock Shareholders in accordance with the governing documents of Smurfit WestRock. The Smurfit Kappa Designees will be Irial Finan, Anthony Smurfit, Ken Bowles, Carol Fairweather, Mary Lynn Ferguson-McHugh, Kaisa Hietala, Lourdes Melgar and Jørgen Buhl Rasmussen. The WestRock Designees will be Colleen F. Arnold, Timothy J. Bernlohr, Terrell K. Crews, Suzan F. Harrison, Dmitri L. Stockton and Alan D. Wilson.

Effective as of the Merger Effective Time, (i) Irial Finan shall serve as the Chair of the Smurfit WestRock Board, unless he is not the Chair of the Smurfit Kappa Board immediately prior to the Merger Effective Time; (ii) Anthony Smurfit shall serve as the President and Group Chief Executive Officer of Smurfit WestRock, unless he is not the Group Chief Executive Officer of Smurfit Kappa immediately prior to the Merger Effective Time; and (iii) Ken Bowles shall serve as the Executive Vice President and Group Chief Financial Officer of Smurfit WestRock, unless he is not the Group Chief Financial Officer of Smurfit Kappa immediately prior to the Merger Effective Time. A WestRock Designee, selected by WestRock, shall be elected as chair of the compensation committee of Smurfit WestRock under applicable NYSE rules, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board. A Smurfit Kappa Designee, selected by Smurfit Kappa, shall be elected as chair of the nomination committee of Smurfit WestRock, subject to meeting the independence standards of the NYSE with respect to Smurfit WestRock as of the Merger Effective Time as determined by the Smurfit Kappa Board.

Effective as of the Merger Effective Time, the headquarters of Smurfit WestRock shall be in Dublin, Ireland, and the North and South American headquarters of Smurfit WestRock shall be in Atlanta, Georgia, United States.

The ticker symbol of Smurfit WestRock following the Merger Effective Time for Smurfit WestRock Shares on the NYSE and the LSE shall be reserved prior to or as of the Merger Effective Time and shall be as mutually agreed by Smurfit Kappa and WestRock prior to the Merger Effective Time.

Reporting and Disclosure

Effective as of the Merger Effective Time, Smurfit WestRock shall file such periodic reports under Section 13(a) of the US Exchange Act that apply to domestic registrants and present its financial statements in US GAAP.

Representations and Warranties in the Transaction Agreement

The Transaction Agreement contains a number of representations and warranties made by Smurfit Kappa, Smurfit WestRock and WestRock that are subject in some cases to exceptions and qualifications (including exceptions for inaccuracies that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making such representations and warranties). These representations and warranties are also qualified by certain exceptions and disclosures set forth in the disclosure letters delivered in connection with the Transaction Agreement. Certain representations and warranties (i) of WestRock are qualified by disclosure in forms, documents and reports filed by WestRock with the US SEC and (ii) of Smurfit Kappa and Smurfit WestRock are qualified by disclosure in documents or announcements filed by Smurfit Kappa with the Registrar of Companies or furnished by notifications to a Regulatory Information Service or published via the website www.investis.com and by information in the disclosure schedules delivered in connection with the Transaction Agreement.

None of the representations and warranties contained in the Transaction Agreement or in any schedule, instrument or other document delivered pursuant to the Transaction Agreement survive Completion.

Reciprocal Representations and Warranties

Under the Transaction Agreement, each of Smurfit Kappa and Smurfit WestRock jointly and severally make representations and warranties to WestRock, and WestRock makes representations and warranties to Smurfit Kappa and Smurfit WestRock, relating to, among other things:

•	qualification, organisation, good standing and corporate or similar power and authority, and constitutional documents;

•	ownership of, and the valid issuance of the issued and outstanding shares of capital stock of, or other equity interests in, the party’s subsidiaries;

•	(i) capitalisation or share capital, including details of authorised capitalisation or share capital, equity awards or other equity-based compensation and shares reserved for issuance in connection therewith, (ii) the absence of outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares or capital stock requiring (a) the issuance, transfer or sale of any shares or other equity interests of such party or any of its subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (b) the grant, extension or entry into any subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (c) the redemption or other acquisition of such party’s shares or other equity interests or (d) the provision of a material amount of funds to, or the making of any material investment in, a non-wholly-owned subsidiary of such party;

•	absence of outstanding bonds, debentures, notes and other similar obligations that grant holders the right to vote with the party’s shareholders on any matter;

•	absence of voting trusts or other agreements or understandings with respect to the voting of capital stock or shares (as applicable) or other equity interest of the party or such party’s subsidiaries;

•	corporate power or similar power (as applicable) and authority with respect to the entry into the Transaction Agreement and the consummation of the Combination, board approval of the Transaction Agreement and the Combination, and the due and valid execution and delivery and enforceability of the Transaction Agreement;

•	authorisations, consents or approvals of, or filings with, governmental entities necessary under applicable law for the consummation of the Combination;

•	that the execution and delivery of the Transaction Agreement and the consummation of the Combination do not (subject to certain exceptions): (i) result in any violation or breach of, or default or change of control under, or give rise to a right of, or result in termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under certain contracts or rights binding upon such party or its subsidiaries or result in the creation of any lien (other than certain permitted liens) upon any of the properties, rights or assets of such party or its subsidiaries, (ii) conflict with or violate Organisational Documents or (iii) conflict with or violate any laws applicable to such party or its subsidiaries or any of their respective properties or assets;

•	due filing and accuracy of (i) forms, documents and reports required to be filed or furnished with the US SEC, with respect to WestRock, or (ii) documents or announcements (including notifications to a Regulatory Information Service or published via the website www.investis.com) required to be filed or furnished under the Listing Rules, the Prospectus Regulation Rules, the DTRs and/or the Irish Companies Act, with respect to Smurfit Kappa;

•	fair presentation and compliance with applicable accounting requirements and published rules and regulations and US GAAP with respect to WestRock’s financial statements, and fair presentation and compliance with applicable accounting requirements and published rules and regulations and IFRS EU with respect to Smurfit Kappa’s financial statements;

•	disclosure controls and procedures and internal control over financial reporting;

•	absence of undisclosed liabilities;

•	compliance with laws and permits;

•	environmental laws and regulations;

•	matters related to employee benefit plans and ERISA compliance;

•	since 30 September 2022, with respect to WestRock, or 31 December 2022, with respect to Smurfit Kappa: (i) absence of Effects that have had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party and (ii) absence of any action taken by a party or any of its subsidiaries that would have required consent pursuant to specified provisions of the Transaction Agreement had such action been taken after the execution of the Transaction Agreement;

•	absence of certain investigations and litigation;

•	accuracy and completeness of information supplied in connection with the US Proxy Statement, the US Registration Statement, this Circular, the Prospectus, any announcement to a Regulatory Information Service made in connection with this Circular or the Prospectus, and any supplement or amendment thereto;

•	this Circular, the Prospectus and the US Registration Statement (in the case of Smurfit Kappa and Smurfit WestRock), and the US Proxy Statement (in the case of WestRock), complying in all material respects with the applicable legal requirements;

•	tax matters;

•	labour matters;

•	intellectual property matters and information technology assets;

•	real property matters;

•	the votes of the WestRock Shareholders or the Smurfit Kappa Shareholders (as applicable) required to consummate the Smurfit Kappa Share Exchange and the Merger;

•	material contracts;

•	insurance matters;

•	fees or commission payable to any investment banker, broker or finder connection with the Combination;

•	matters relating to applicable bribery legislation, including the US Foreign Corrupt Practices Act, and compliance with such legislation; and

•	the absence of other representations or warranties made outside of the Transaction Agreement.

Representations and Warranties only made by WestRock

WestRock also makes representations and warranties in the Transaction Agreement relating to, among other things:

•	receipt of oral opinions from Evercore Group L.L.C. and Lazard Frères & Co. LLC as to the fairness of the Merger Consideration, from a financial point of view, to WestRock Shareholders; and

•	the inapplicability of anti-takeover laws or regulations to the Combination and the absence of any “poison pill” or shareholder rights plan.

Representations and Warranties only made by Smurfit Kappa

Smurfit Kappa also makes representations and warranties in the Transaction Agreement relating to, among other things:

•	the formation, conduct, authorised share capital, issued share capital and Organisational Documents of Smurfit WestRock and Merger Sub, and the issuance of the Share Consideration pursuant to the Merger; and

•	the source of financing and sufficiency of funds to satisfy the obligations of Smurfit WestRock, Merger Sub and/or Smurfit Kappa under the Transaction Agreement, including the payment of the Cash Consideration, and any fees and expenses, and for any repayment or refinancing of any existing indebtedness of WestRock, Smurfit Kappa or any of their subsidiaries contemplated by or required in connection with the terms set forth in the Transaction Agreement.

Definition of Material Adverse Effect

Certain of the representations and warranties in the Transaction Agreement made by Smurfit Kappa, WestRock or Smurfit WestRock are subject to materiality or material adverse effect qualifications (i.e., they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

Under the Transaction Agreement, a material adverse effect with respect to Smurfit Kappa or WestRock is generally defined as any Effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or results of operations of Smurfit Kappa and the Smurfit Kappa subsidiaries, taken as a whole (as it relates to Smurfit Kappa) or of WestRock and the WestRock subsidiaries, taken as a whole (as it relates to WestRock), except that no Effect resulting or arising from any of the following shall be deemed to constitute a material adverse effect or shall be taken into account when determining whether a material adverse effect exists or has occurred or is reasonably expected to exist or occur:

•	any changes in general US or global economic conditions;

•	any changes in conditions in any industry or industries in which such party operates;

•	changes in general legal, tax, economic, political and/or regulatory conditions, including any changes affecting financial, credit or capital market conditions;

•	any changes in US GAAP or IFRS EU, including authoritative interpretations thereof;

•	any adoption, implementation, promulgation, repeal, modification, amendment, or official reinterpretation of, or proposal to change, of any applicable law by any governmental entity;

•	the execution and delivery of the Transaction Agreement or the consummation of the Combination or the public announcement of the Transaction Agreement or the Combination (it being understood that this bullet will not apply with respect to certain representations or warranties that are intended to address the consequences of the execution and delivery of the Transaction Agreement or the consummation of the Combination or the public announcement of the Transaction Agreement or the Combination or, to the extent related thereto, the absence of a material adverse effect);

•	any change in the price or trading volume of WestRock’s or Smurfit Kappa’s shares, respectively, or such party’s credit ratings in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account);

•	any failure by WestRock or Smurfit Kappa, respectively, to meet any internal or published projections, estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account); or

•	Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, pandemics, weather conditions or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the Transaction Agreement;

except, in the case of bullets one through five and nine, to the extent that such Effects do not disproportionately impact WestRock or Smurfit Kappa, respectively, relative to other companies operating in the industry or industries in which such party operates.

Covenants Regarding Conduct of Business

Each of Smurfit Kappa and WestRock has agreed to be bound by certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date of the Transaction Agreement and the earlier of Completion and the termination of the Transaction Agreement in accordance with its terms.

Conduct of Business by Smurfit Kappa

In general, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the applicable section of the Smurfit Kappa disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, (v) with the prior written consent of WestRock (which consent may not be unreasonably withheld, conditioned or delayed), or (vi) as set out in the specific exceptions to the conduct of business restrictions set out in the Transaction Agreement, Smurfit Kappa has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organisations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations.

In addition to these agreements regarding the conduct of business generally, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the Smurfit Kappa disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, or (v) with the prior written consent of WestRock (which consent may not be unreasonably withheld, conditioned or delayed), Smurfit Kappa has agreed not to, and to cause each of its subsidiaries not to:

•	authorise or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, stock or other securities of Smurfit Kappa or any Smurfit Kappa subsidiary), except (i) dividends and distributions paid or made on a pro rata basis by a Smurfit Kappa subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned Smurfit Kappa subsidiary to Smurfit Kappa or another wholly-owned Smurfit Kappa subsidiary and (ii) Smurfit Kappa may continue to pay regular annual and semi-annual cash dividends on Smurfit Kappa Shares in accordance with the applicable section of the Smurfit Kappa disclosure schedule to the Transaction Agreement, consistent with past practice as to timing of declaration, record date and payment date;

•	split, combine, reduce or reclassify any of its issued or unissued shares, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, its shares, except for any such transaction by a wholly-owned Smurfit Kappa subsidiary which remains a wholly-owned Smurfit Kappa subsidiary after consummation of such transaction;

•	except as required by applicable law or any Smurfit Kappa Benefit Plan as in effect as of the date of the Transaction Agreement:

o	increase the compensation or benefits payable or to become payable to any of its current or former directors, officers or employees other than increases in annual base salaries of employees with an annual base salary of €300,000 or below as of the date of the Transaction Agreement at times and in amounts in the ordinary course of business consistent with the annual salary review schedule and practice in effect as of the date of the Transaction Agreement;

o	grant to any of its current or former directors, officers or employees any new, or increase in any existing, severance or termination pay;

o	pay or award, or commit to pay or award, any bonuses, equity-based awards, or other incentive compensation;

o	enter into any employment, severance, or retention agreement (excluding offer letters in the ordinary course of business consistent with past practice that provide for no severance or change in control benefits with employees permitted to be hired under the Transaction Agreement);

o	establish, adopt, enter into, amend, terminate, adopt a formal interpretation of, or waive any of its rights under any collective bargaining agreement or Smurfit Kappa Benefit Plan;

o	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current or former directors, officers or employees;

o	terminate the employment of any employee with an annual base salary above €300,000, other than for cause; or

o	hire or promote any employee to a position with an annual base salary above €300,000;

•	except in connection with any change by Smurfit Kappa, Smurfit WestRock or Merger Sub or the Smurfit Kappa subsidiaries of their accounting to US GAAP, which shall be made in reasonable consultation with WestRock, make any change in material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by a change in IFRS EU or US GAAP or the rules and regulations of the applicable stock exchange;

•	authorise or announce an intention to authorise, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or entry into any material joint venture, partnership or strategic alliance, except for (A) transactions between Smurfit Kappa and a wholly-owned Smurfit Kappa subsidiary or between wholly-owned Smurfit Kappa subsidiaries, (B) purchases of raw materials, supplies or inventory made in the ordinary course of business consistent with past practice or (C) in one or more transactions with respect to which the aggregate consideration does not exceed €50,000,000 individually or €100,000,000 in the aggregate;

•	amend the Organisational Documents of Smurfit Kappa, Smurfit WestRock, Merger Sub, any significant subsidiary of Smurfit Kappa or other material Smurfit Kappa subsidiary;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares (including restricted shares), voting securities or other equity interest in Smurfit Kappa or any Smurfit Kappa subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Smurfit Kappa Equity Awards, other than (a) issuances of Smurfit Kappa Shares in respect of any exercise, vesting or settlement of Smurfit Kappa Equity Awards, in each case outstanding on the date of the Transaction Agreement or permitted to be granted under the Transaction Agreement or (b) transactions between Smurfit Kappa and a wholly-owned Smurfit Kappa subsidiary or between wholly-owned Smurfit Kappa subsidiaries;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) withholding of Smurfit Kappa Shares otherwise deliverable pursuant to Smurfit Kappa Equity Awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto pursuant to the terms of such awards, (ii) the acquisition by Smurfit Kappa of Smurfit Kappa Equity Awards in connection with the forfeiture of such awards and (iii) transactions between Smurfit Kappa and a wholly-owned Smurfit Kappa subsidiary or between wholly-owned Smurfit Kappa subsidiaries;

•	(A) incur, create, assume or otherwise become liable or responsible for, or amend or modify the terms of, any Indebtedness (as defined in the Transaction Agreement) owed by Smurfit Kappa or any Smurfit Kappa subsidiary or guarantee any indebtedness of another Person or (B) issue or sell any debt securities of Smurfit Kappa or any Smurfit Kappa subsidiary, including options, warrants, calls or other rights to acquire any debt securities of Smurfit Kappa or any Smurfit Kappa subsidiary;

•	make any loans to any other person, except for loans among (A) Smurfit Kappa and its wholly-owned Smurfit Kappa subsidiaries or among Smurfit Kappa’s wholly-owned Smurfit Kappa subsidiaries or (B) Smurfit WestRock and its wholly-owned subsidiaries or among Smurfit WestRock’s wholly-owned subsidiaries;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than certain permitted liens), any of its properties or assets (including shares in the capital of the Smurfit Kappa subsidiaries), except (A) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) such transactions (other than pledges) with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds €50,000,000 individually or €100,000,000 in the aggregate and (C) for transactions among Smurfit Kappa and its wholly-owned Smurfit Kappa subsidiaries or among wholly-owned Smurfit Kappa subsidiaries;

•	compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against Smurfit Kappa or any of the Smurfit Kappa subsidiaries (including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (A) is for an amount (in the case of amounts payable by Smurfit Kappa or any of the Smurfit Kappa subsidiaries, to the extent not covered by insurance proceeds) not to exceed, for any such compromise or settlement, €10,000,000 individually or €50,000,000 in the aggregate, (B) does not impose any injunctive or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) on Smurfit Kappa and the Smurfit Kappa subsidiaries, (C) does not provide for the licence of any intellectual property and (D) relate to taxes (which shall be governed exclusively by the following bullet);

•	make, change or revoke any material tax election, adopt or change any tax accounting period or material method of tax accounting, file any material amended tax return, settle or compromise any audit, assessment, investigation or other proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US law) with respect to any material tax, surrender any right to claim a material tax refund, or request any tax ruling from any governmental entity;

•	make any new capital expenditure or capital expenditures in excess of 110% of the amounts set forth in the 2023-2024 capital plan and budget for Smurfit Kappa provided to WestRock prior to the date of the Transaction Agreement; provided that any acquisition transactions that are permitted capital expenditures under limb (C) of the fifth bullet above shall be counted against the 110% capital expenditure threshold in this bullet;

•	proceed or engage with certain transactions or actions, without consulting with WestRock reasonably in advance of such transactions or actions and without WestRock’s written consent, which shall not be unreasonably withheld, conditioned or delayed, if such transaction or action would reasonably be expected to have adverse tax consequences on the Combination that, individually or in the aggregate, are material to Smurfit Kappa and Smurfit Kappa subsidiaries or after Completion, to Smurfit WestRock and subsidiaries; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Conduct of Business by WestRock

In general, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the applicable section of the WestRock disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, (v) with the prior written consent of Smurfit Kappa (which consent may not be unreasonably withheld, conditioned or delayed), or (vi) as set out in the specific exceptions to the conduct of business restrictions set out in the Transaction Agreement, WestRock has agreed to, and to cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course of business consistent with past practice in all material respects, including by using commercially reasonable efforts to preserve intact its and their present business organisations and to preserve its and their present relationships with customers, suppliers and other persons with whom it and they have material business relations.

In addition to these agreements regarding the conduct of business generally, except (i) as specifically required by the Transaction Agreement, (ii) as set forth in the WestRock disclosure schedule to the Transaction Agreement, (iii) as required by law, (iv) as undertaken pursuant to the parties’ commercially reasonable efforts and good faith cooperation to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, or (v) with the prior written consent of Smurfit Kappa (which consent may not be unreasonably withheld, conditioned or delayed), WestRock has agreed not to, and to cause each of its subsidiaries not to:

•	authorise or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, shares or other securities of WestRock or any WestRock subsidiary), except (i) dividends and distributions paid or made on a pro rata basis by a WestRock subsidiary in the ordinary course of business consistent with past practice or by a wholly-owned WestRock subsidiary to WestRock or another wholly-owned WestRock subsidiary and (ii) WestRock may continue to pay regular quarterly cash dividends on WestRock Shares in accordance with the applicable section of WestRock disclosure schedule to the Transaction Agreement, consistent with past practice as to timing of declaration, record date and payment date;

•	split, combine, reduce or reclassify any of its capital stock, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly-owned WestRock subsidiary which remains a wholly-owned WestRock subsidiary after consummation of such transaction;

•	except as required by applicable law or any WestRock Benefit Plan as in effect as of the date of the Transaction Agreement:

o	increase the compensation or benefits payable or to become payable to any of its current or former directors, officers or employees other than increases in annual base salaries of employees with an annual base salary of $300,000 or below at times and in amounts in the ordinary course of business consistent with the annual salary review schedule and practice in effect as of the date of the Transaction Agreement;

o	grant to any of its current or former directors, officers or employees any new, or increase in any existing, severance or termination pay;

o	pay or award, or commit to pay or award, any bonuses, equity-based awards, or other incentive compensation;

o	enter into any employment, severance, or retention agreement (excluding offer letters in the ordinary course of business consistent with past practice that provide for no severance or change in control benefits with employees permitted to be hired under the Transaction Agreement);

o	establish, adopt, enter into, amend, terminate, adopt a formal interpretation of, or waive any of its rights under any collective bargaining agreement or WestRock Benefit Plan;

o	take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its current or former directors, officers or employees;

o	terminate the employment of any employee with an annual base salary above $300,000, other than for cause; or

o	hire or promote any employee to a position with an annual base salary above $300,000;

•	make any change in material financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by a change in US GAAP or US SEC policy or the rules and regulations of the applicable stock exchange;

•	authorise or announce an intention to authorise, or enter into agreements providing for, any acquisitions of an equity interest in or the assets of any Person or any business or division thereof, or any mergers, consolidations or business combinations or entry into any material joint venture, partnership or strategic alliance, except for (A) transactions between WestRock and a wholly-owned WestRock subsidiary or between wholly-owned WestRock subsidiaries, (B) purchases of raw materials, supplies or inventory made in the ordinary course of business consistent with past practice or (C) in one or more transactions with respect to which the aggregate consideration does not exceed $50,000,000 individually or $100,000,000 in the aggregate;

•	amend the Organisational Documents of WestRock, any significant subsidiary of WestRock or any of WRKCo Inc., WestRock RKT, LLC, WestRock MWV, LLC, WestRock Southeast, LLC, WestRock Cellulose Papel e Embalagens Ltda., Multi Packaging Solutions Limited, WestRock Company of Canada Corp, and WRK Luxembourg S.A.R.L.;

•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock (including restricted stock), voting securities or other equity interest in WestRock or any WestRock subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested WestRock Equity Awards, other than (A) issuances of WestRock Shares in respect of any exercise of WestRock Options or the vesting or settlement of WestRock Equity Awards, in each case outstanding on the date of the Transaction Agreement or permitted to be granted under the Transaction Agreement or (B) transactions between WestRock and a wholly-owned WestRock subsidiary or between wholly-owned WestRock subsidiaries;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) withholding of WestRock Shares otherwise deliverable pursuant to WestRock Equity Awards in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto pursuant to the terms of such awards, (B) the acquisition by WestRock of WestRock Equity Awards in connection with the forfeiture of such awards and (C) transactions between WestRock and a wholly-owned WestRock subsidiary or between wholly-owned WestRock subsidiaries;

•	(A) incur, create, assume or otherwise become liable or responsible for, or amend or modify the terms of, any Indebtedness (as defined in the Transaction Agreement) owed by WestRock or any WestRock subsidiary or guarantee any indebtedness of another person or (B) issue or sell any debt securities of WestRock or any WestRock subsidiary, including options, warrants, calls or other rights to acquire any debt securities of WestRock or any WestRock subsidiary;

•	make any loans to any other person, except for loans among WestRock and its wholly-owned WestRock subsidiaries or among WestRock’s wholly-owned WestRock subsidiaries;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than certain permitted liens), any of its properties or assets (including shares in the capital of the WestRock subsidiaries), except (A) sales of inventory, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) such transactions (other than pledges) with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $50,000,000 individually or $100,000,000 in the aggregate and (C) for transactions among WestRock and its wholly-owned WestRock subsidiaries or among wholly-owned WestRock subsidiaries;

•	compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending by or against WestRock or any of the WestRock subsidiaries (including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings that: (A) is for an amount (in the case of amounts payable by WestRock or any of the WestRock subsidiaries, to the extent not covered by insurance proceeds) not to exceed, for any such compromise or settlement, $10,000,000 individually or $50,000,000 in the aggregate, (B) does not impose any injunctive or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) on WestRock and the WestRock subsidiaries, (C) does not provide for the licence of any intellectual property and (D) relate to taxes (which shall be governed exclusively by the following bullet);

•	make, change or revoke any material tax election, adopt or change any tax accounting period or material method of tax accounting, file any material amended tax return, settle or compromise any audit, assessment, investigation or other proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US law) with respect to any material tax, surrender any right to claim a material tax refund, or request any tax ruling from any governmental entity;

•	make any new capital expenditure or capital expenditures in excess of 110% of the amounts set forth in the fiscal year 2023-2024 capital plan for WestRock provided to Smurfit Kappa prior to the date of the Transaction Agreement; provided that any acquisition transactions that are capital expenditures permitted under limb (C) of the fifth bullet above shall be counted against 110% capital expenditure threshold in this bullet;

•	(A) enter into any WestRock material contract or any contract that would, if entered into prior to the date of the Transaction Agreement, be a Willow Scheduled Material Contract (as defined in the Transaction Agreement), or (B) terminate, materially modify or materially amend any WestRock material contract or any other contract referred to in clause (A) or waive, release or assign any material rights or claims thereunder;

•	proceed with or engage in with certain transactions or actions, without consulting with Smurfit Kappa reasonably in advance of such transactions or actions and without Smurfit Kappa’s written consent, which shall not be unreasonably withheld, conditioned or delayed, if such transaction or action would reasonably be expected to have adverse tax consequences on the Combination that, individually or in the aggregate, are material to WestRock and WestRock subsidiaries or after Completion, to Smurfit WestRock and subsidiaries; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Non-Solicitation

The Transaction Agreement contains provisions outlining the circumstances in which Smurfit Kappa and WestRock may solicit, initiate or knowingly encourage or knowingly facilitate or engage in discussions or negotiations regarding, any potential Competing Proposals (defined below) or inquiries, proposals or offers which constitute or would reasonably be expected to lead to a Competing Proposal.

Under these reciprocal (except as noted below) provisions, each of Smurfit Kappa and WestRock has agreed that, except as expressly provided by the Transaction Agreement, until the earlier of the Merger Effective Time and the date on which the Transaction Agreement is terminated in accordance with its terms, it will not, and it will cause its affiliates and its and their respective directors, officers, employees, consultants, financial advisers, accountants, legal counsel, investment bankers, and other agents, advisers and representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing information), or engage in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal;

•	participate in any negotiations regarding, or furnish to any Person any non-public information relating to the party or any subsidiary of such party in connection with a Competing Proposal;

•	engage in discussions with any Person with respect to any Competing Proposal;

•	except as required by the duties of the members of the party’s board of directors under applicable law, waive, terminate, modify or release any Person (other than, in the case of WestRock, Smurfit Kappa, Smurfit WestRock and Merger Sub and their respective affiliates, and, in the case of Smurfit Kappa, WestRock and its affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation;

•	make a Change of Recommendation (as defined below); or

•	resolve or agree to do any of the foregoing.

The Transaction Agreement also requires each of Smurfit Kappa and WestRock to, and cause its affiliates and its and their respective directors, officers, employees, consultants, financial advisers, accountants, legal counsel, investment bankers, and other agents, advisers and representatives to, immediately cease any and all existing discussions or negotiations with any parties (or provision of any non-public information to any parties) conducted prior to the entry into the Transaction Agreement with respect to any Competing Proposal or potential Competing Proposal.

For purposes of this Part III (Principal Terms and Conditions of the Combination):

•	“Change of Recommendation” means, with respect to either Smurfit Kappa or WestRock:

o	approving or recommending, or proposing publicly to approve or recommend, any Competing Proposal;

o	withdrawing, changing, amending, modifying or qualifying, or proposing publicly to withdraw, change, amend, modify or qualify the Board Recommendation (as defined below);

o	entering into any letter of intent or similar document relating to, or any agreement or commitment providing for, any Competing Proposal;

o	(i) failing to send to such party’s shareholders, within 10 Business Days after the commencement of a tender or exchange offer relating to the party’s shares (or, if earlier, at least three Business Days prior to, in the case of Smurfit Kappa, the EGM or the Scheme Meeting, or in the case of WestRock, the WestRock Special Meeting) a statement disclosing that the party recommends rejection of such tender or exchange offer and reaffirming the Board Recommendation or (ii) stating that the party recommends such tender or exchange offer or expresses no opinion or is unable to take a position (other than, in the case of Smurfit Kappa, a “stop, look and listen” communication, or in the case of WestRock, a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the US Exchange Act) with respect to such tender or exchange offer; or

o	failing to publicly reaffirm the Board Recommendation within ten Business Days of such other party’s written request to do so (or, if earlier, at least three Business Days prior to, in the case of Smurfit Kappa, the EGM or the Scheme Meeting, or in the case of WestRock, the WestRock Special Meeting), following the public announcement of any Competing Proposal (or any material amendment, including any change to the price or form of consideration); provided that the requesting party shall not be entitled to make such written request, and the party shall not be required to make such reaffirmation, more than once with respect to any Competing Proposal (or any material amendment thereto).

•	“Board Recommendation” means, with respect to Smurfit Kappa, the recommendation by the Smurfit Kappa Board to Smurfit Kappa Shareholders that they vote in favour of the EGM Resolutions and the Scheme Resolution, and with respect to WestRock, the recommendation by the WestRock Board to WestRock Shareholders that they approve and adopt the Transaction Agreement and the Combination, including the Merger, pursuant to the DGCL and the DLLCA.

•	“Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by, in the case of Smurfit Kappa, WestRock or any of its subsidiaries, or in the case of WestRock, Smurfit Kappa or any of its subsidiaries) at any time which is structured to permit any Person or group or any of their respective shareholders to acquire, directly or indirectly, beneficial ownership of at least 20% of the properties or assets (including shares in the capital of the party’s subsidiaries) of, equity interest in, or businesses of, the party or the party’s group (whether pursuant to a merger, consolidation, scheme of arrangement or other business combination, or any sale or issuance of shares of capital stock, sale of assets, tender offer or exchange offer or otherwise, including any single or multistep transaction or series of related transactions), in each case other than the Combination.

If a party receives, prior to the receipt of the Smurfit Kappa Shareholder Approval, in the case of Smurfit Kappa, or prior to the receipt of the WestRock Shareholder Approval, in the case of WestRock, a bona fide, unsolicited, written Competing Proposal which the relevant party’s board of directors determines in good faith after consultation with such party’s outside legal and financial advisers (i) constitutes a Superior Proposal (defined below) or (ii) would reasonably be expected to result, after such party takes any of the actions referred to in either of clause (x) or (y) below, in a Superior Proposal, then in either event (if such party has not materially breached its non-solicitation obligations under the Transaction Agreement), the party may (x) furnish non-public information to the person making such Superior Proposal, if, and only if, prior to so furnishing such information, such party receives from such person an executed confidentiality agreement that contains terms that are no less favourable in the aggregate to such party than those contained in the confidentiality agreement between Smurfit Kappa and WestRock, except that such confidentiality agreement need not include standstill provisions that would restrict the making of or amendment or modification to Competing Proposals, and promptly (but in no event later than twenty-four hours thereafter) provide a copy thereof to the other party and (y) engage in discussions or negotiations with such person with respect to the Competing Proposal.

Each of Smurfit Kappa and WestRock, as applicable, is required to notify the other promptly (but in any event no later than 24 hours) after (i) receipt of any Competing Proposal or any offers, proposals or inquiries that would reasonably be expected to lead to a Competing Proposal or (ii) any inquiry or request for non-public information relating to such party or any subsidiary of such party by any person who has made or would reasonably be expected to make any Competing Proposal. Such notice will indicate the identity of such person and the material terms and conditions of any such proposal or offer and the nature of the information requested. In addition, each of Smurfit Kappa and WestRock shall promptly (but in any event within 24 hours) after the receipt thereof, provide to the other party copies of any written documentation and written correspondence (and summaries of oral correspondence) that describes any of the material terms or conditions of such Competing Proposal (including any draft agreements or term sheets submitted by either party in connection therewith) which is exchanged by such party with any person making such Competing Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Competing Proposal. Each of Smurfit Kappa and WestRock, as applicable, is also required to keep the other party reasonably informed of the status and material terms (including any amendments thereto) of any such Competing Proposal and the nature of any information requested with respect thereto. Each party has agreed to promptly (but in any event within 24 hours) provide to the other party any material non-public information provided to any other Person in connection with any potential Competing Proposal that was not previously provided to such other party. Smurfit Kappa and WestRock shall not take any action to exempt any person from the restrictions on “business combinations” contained in any applicable takeover statute or otherwise cause such restrictions not to apply.

Board Change of Recommendation

Prior to the receipt of the Smurfit Kappa Shareholder Approval, in the case of Smurfit Kappa, or prior to the receipt of the WestRock Shareholder Approval, in the case of WestRock, such party’s board of directors may, subject to complying with certain obligations described below, make a Change of Recommendation:

•	following the receipt of a bona fide, unsolicited written Competing Proposal which such party’s board of directors determines in good faith after consultation with their outside legal and financial advisers is a Superior Proposal if, and only if, such party did not materially breach their non-solicitation obligations set forth in the Transaction Agreement in connection with such Competing Proposal; or

•	in response to an Intervening Event (as defined below).

In each case, such party’s board of directors must have determined in good faith, after consultation with such party’s outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the duties of the members of the party’s board of directors under applicable law and must comply with the “Last Look” obligations described below.

For purposes of this Part III (Principal Terms and Conditions of the Combination):

•	“Intervening Event” means, with respect to either Smurfit Kappa or WestRock, as applicable, a material Effect that (a) was not known or reasonably foreseeable (or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable) on the date of the Transaction Agreement and (b) does not relate to or involve (i) the receipt, existence of or terms of any Competing Proposal or inquiry or other communication relating thereto or the consequences thereof or (ii) any change in the applicable party’s credit rating, in and of itself, market price or trading volume, in and of itself, or the mere fact, in and of itself, that such party has met, exceeded or failed to meet any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics (but the Effects giving rise or contributing to any of the foregoing in this clause (b)(ii) may be taken into account).

•	“Superior Proposal” means a bona fide proposal or offer constituting a Competing Proposal (with references to twenty percent (20%) being deemed to be replaced with references to eighty percent (80%)), which the board of directors of the party receiving the Competing Proposal determines in good faith after consultation with such party’s outside legal and financial advisers to be (i) more favourable to such party’s shareholders from a financial point of view than the Combination, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and the Transaction Agreement (including any changes to the terms of the Transaction Agreement proposed by the other party in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal or offer.

Last Look

Notwithstanding the above, each party’s board of directors may not make a Change of Recommendation, unless, prior to taking such action, such party:

•	provides the other party with five Business Days’ prior written notice advising the other party it intends to effect a Change of Recommendation and specifying, in reasonable detail, the reasons therefor (including, in the case of a Change of Recommendation as a result of an Intervening Event, the material facts and circumstances relating to the applicable Intervening Event), or, in the case of a Change of Recommendation as a result of a Superior Proposal, the material terms and conditions of the Competing Proposal); and

•	during such five Business Day period, such party will consider in good faith any proposal by such other party to amend the terms of the Transaction Agreement in a manner that would obviate the need to effect the Change of Recommendation and shall, to the extent requested by the other party, negotiate in good faith in connection with the other party and its representatives and, in the case of a Change of Recommendation as a result of a Superior Proposal, consider in good faith any proposal by the other party to amend the terms and conditions of the Transaction Agreement such that such Competing Proposal would no longer constitute a Superior Proposal and shall, to the extent requested by such other party, negotiate in good faith with such other party and its representatives in connection therewith.

No Change of Recommendation will relieve either party from its obligations to submit the matters which are subject to approval by its shareholders to its shareholders at the Scheme Meeting, EGM or WestRock Special Meeting in accordance with the terms of the Transaction Agreement. Any material amendment to the amount or form of consideration payable in connection with any such Competing Proposal shall require a new written notice to the other party and an additional three Business Day period.

Shareholder Meetings

Under the terms of the Transaction Agreement, the parties have agreed to use their reasonable best efforts to cause the Scheme Meeting, the Extraordinary General Meeting and the WestRock Special Meeting to be held on the same date.

Smurfit Kappa Scheme Meeting and Extraordinary General Meeting

Smurfit Kappa, Smurfit WestRock and Merger Sub have agreed to, (i) as promptly as reasonably practicable, make all necessary applications to the Irish High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the Irish High Court to order that the Scheme Meeting be convened as promptly as reasonably practicable following the effectiveness of the US Proxy Statement), and use their reasonable best efforts so as to ensure that the hearing of such proceedings occurs as promptly as reasonably practicable in order to facilitate the despatch of the Circular and seek such directions of the Irish High Court as they consider necessary or desirable in connection with such Scheme Meeting, (ii) procure the publication of the requisite advertisements and despatch of the Circular and the Forms of Proxy for use at the Scheme Meeting and the Extraordinary General Meeting to Smurfit Kappa Shareholders on the Smurfit Kappa Register of Members on the record date as agreed with the Irish High Court, and thereafter publish and/or post such other documents and information as the Irish High Court may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable law as promptly as reasonably practicable after the approval of the Irish High Court to publish or post such documents have been obtained, (iii) unless the Smurfit Kappa Board has affected a Change of Recommendation pursuant to the terms of the Transaction Agreement, procure that this Circular include the Smurfit Kappa Board Recommendation, (iv) include in this Circular a notice convening the Extraordinary General Meeting to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal and such other resolutions as Smurfit Kappa considers necessary or appropriate for the purposes of implementing the Scheme or the Merger, (v) prior to the Scheme Meeting and the Extraordinary General Meeting, keep WestRock reasonably informed in the two weeks prior to the Scheme Meeting and the Extraordinary General Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and/or the Extraordinary General Meeting, and in any event provide such number promptly upon the reasonable request of WestRock, (vi) hold the Scheme Meeting and the Extraordinary General Meeting on the date set forth in this Circular, or such later date as is permitted by the terms of the Transaction Agreement or as may be agreed in writing between the parties, (vii) following the Scheme Meeting and the Extraordinary General Meeting, assuming the Smurfit Kappa Resolutions are duly passed and all other Conditions (except for those Conditions which by their terms are to be satisfied on the Sanction Date) are satisfied or waived, take all necessary steps on the part of Smurfit Kappa to prepare and issue such court documents as are required to seek the sanction of the Irish High Court to the Scheme as promptly as reasonably practicable thereafter (provided that Smurfit Kappa shall be permitted to make honest and complete disclosure to the Irish High Court at the Irish Court Hearing as required by applicable law), (viii) give such undertakings as are required by the Irish High Court in connection with the Scheme and as Smurfit Kappa determines to be reasonable or desirable to implement the Scheme, (ix) in the case of Smurfit WestRock only, instruct counsel to appear on its behalf at the Court Meeting and undertake to be bound by the terms of the Scheme insofar as it relates to Smurfit WestRock and (x) unless the Smurfit Kappa Board has effected a Change of Recommendation pursuant to the terms of the Transaction Agreement, keep WestRock reasonably informed as to the performance of the Smurfit Kappa obligations pursuant to the Scheme.

Save as required by law and/or the Irish High Court, Smurfit Kappa may not:

•	amend the Scheme after despatch of the Circular without the consent of WestRock (such consent not to be unreasonably withheld, conditioned or delayed);

•	adjourn or postpone the Scheme Meeting or the Extraordinary General Meeting after despatch of the Circular without the consent of WestRock, except (i) in the case of adjournment, if requested by the Smurfit Kappa Shareholders (on a poll) to do so, provided that the resolution was not proposed by Smurfit Kappa or any of its affiliates or any of its or its affiliates’ officers, directors, employees, agents or other representatives, (ii) to the extent required by applicable law, including adjournments or postponements to the extent reasonably necessary to ensure that any required supplement or amendment to the Circular is provided or made available to the Smurfit Kappa Shareholders or to permit dissemination of information which is material to shareholders voting at the Scheme Meeting or the Extraordinary General Meeting, but only for so long as the Smurfit Kappa Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary to give the Smurfit Kappa Shareholders sufficient time to evaluate any such supplement or amendment or other information or (iii) if as of the time the Scheme Meeting or Extraordinary General Meeting is scheduled (as set forth in the Circular), there are insufficient Smurfit Kappa Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the Extraordinary General Meeting, but only until a meeting can be held at which there are a sufficient number of Smurfit Kappa Shares represented to constitute a quorum or (B) voting for the approval of the Scheme Resolution or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Smurfit Kappa Shares to approve the Scheme Resolution or the EGM Resolutions, as applicable; provided, further, that no such postponement or adjournment pursuant to sub-clause (iii) above may be for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 30 Business Days after the date on which the Scheme Meeting or Extraordinary General Meeting was originally scheduled, as applicable, and (y) 20 Business Days before the End Date; or

•	amend the EGM Resolutions and the Scheme Resolution (in each case, in the form set out in this Circular) after despatch of the Circular without the consent of WestRock (such consent not to be unreasonably withheld, conditioned or delayed).

No Change of Recommendation by the Smurfit Kappa Board shall relieve Smurfit Kappa from its obligations to submit the matters which are the subject of the Smurfit Kappa Shareholder Approval to the Smurfit Kappa Shareholders at the EGM and the Scheme Meeting in accordance with the terms of the Transaction Agreement.

WestRock Special Meeting

WestRock has agreed to, in accordance with applicable law and its Organisational Documents, use its reasonable best efforts to cause the US Proxy Statement to be mailed to the WestRock Shareholders entitled to vote at the WestRock Special Meeting and to hold the WestRock Special Meeting as promptly as reasonably practicable after the US Proxy Statement is declared effective under the US Securities Act. To the extent that the WestRock Board has not made a Change of Recommendation pursuant to the terms of the Transaction Agreement (as described in the paragraph entitled “Board Change of Recommendation” in this Part III (Principal Terms and Conditions of the Combination)), WestRock will, through the WestRock Board, make the Board Recommendation, include such Board Recommendation in the US Proxy Statement and solicit and use its reasonable best efforts to obtain the WestRock Shareholder Approval.

WestRock will not adjourn or postpone the WestRock Special Meeting; provided, however, WestRock may, without the consent of Smurfit Kappa, adjourn or postpone the WestRock Special Meeting (i) if, on a date for which the WestRock Special Meeting is scheduled, WestRock has not received proxies representing a sufficient number of WestRock Shares to obtain the WestRock Shareholder Approval, whether or not a quorum is present, in which case WestRock will have the right to make one or more successive postponements or adjournments of the WestRock Special Meeting, but only until a meeting can be held at which there are a sufficient number of votes of holders of WestRock Shares to obtain the WestRock Shareholder Approval, provided that no postponement or adjournment of the WestRock Special Meeting pursuant to this section (i) may be for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 30 days after the date for which the WestRock Special Meeting was originally scheduled and (y) 20 Business Days before the End Date or (ii) to the extent required by applicable law, including adjournments or postponements to the extent reasonably necessary to ensure that any required supplement or amendment to the US Proxy Statement is provided or made available to WestRock Shareholders or to permit dissemination of information which is material to the WestRock Shareholders voting at the WestRock Special Meeting, but only for so long as the WestRock Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary to give WestRock Shareholders sufficient time to evaluate any such supplement or amendment or other information. WestRock shall keep Smurfit Kappa reasonably informed in the two weeks prior to the WestRock Special Meeting of the number of proxy votes received in respect of resolutions to be proposed at the WestRock Special Meeting and, in any event, provide such number promptly upon the reasonable request of Smurfit Kappa.

Notwithstanding anything in the Transaction Agreement (including any Change of Recommendation by WestRock), unless the Transaction Agreement is terminated in accordance with its terms prior to the time of the WestRock Special Meeting, the WestRock Special Meeting shall be convened and the Transaction Agreement shall be submitted to the WestRock Shareholders at the WestRock Special Meeting in accordance with the terms of the Transaction Agreement, and nothing contained therein shall be deemed to relieve WestRock of its obligations to submit the Transaction Agreement to the WestRock Shareholders for a vote on the approval and adoption thereof.

Smurfit WestRock Distributable Reserves Creation and Certain Shareholder Resolutions

Unless Smurfit Kappa and WestRock otherwise agree, (i) WestRock is required to use its reasonable best efforts to submit to the vote of the WestRock Shareholders at the WestRock Special Meeting the WestRock Distributable Reserves Proposal and (ii) Smurfit Kappa is required to use its reasonable best efforts to submit to the vote of the Smurfit Kappa Shareholders at the EGM the Smurfit Kappa Distributable Reserves Proposal. The parties have agreed that none of the approval of the WestRock Distributable Reserves Proposal, the approval of the Smurfit Kappa Distributable Reserves Proposal or the implementation of the Smurfit WestRock Distributable Reserves Creation will be a condition to the parties’ obligation to effect the Smurfit Kappa Share Exchange or the Merger.

Prior to Completion, Smurfit Kappa and Smurfit WestRock are required to procure the passing, in each case by the requisite majority, of resolutions of the Smurfit WestRock Shareholders approving (i) the re-registration of Smurfit WestRock as a public limited company, (ii) the Smurfit WestRock Distributable Reserves Creation, (iii) an increase of Smurfit WestRock’s authorised share capital, (iv) the ability of Smurfit WestRock to purchase its own shares and reissue treasury shares and (v) amendments to the Smurfit WestRock constitution in the form agreed by the parties acting reasonably and in good faith with the objective to align to the greatest extent practicable the amended Smurfit WestRock constitution with the form of the memorandum and articles of association of Smurfit Kappa immediately prior to Completion as supplemented by such amendments which are contemplated by the Transaction Agreement or may be required or customary for an Irish public limited company listed on both the LSE and the NYSE.

Subject to approval of the Smurfit Kappa Distributable Reserves Proposal by the Smurfit Kappa Shareholders, the WestRock Distributable Reserves Proposal by the WestRock Shareholders, and the Smurfit WestRock Distributable Reserves Creation by the pre-Completion shareholders of Smurfit WestRock, Smurfit WestRock is required, as promptly as reasonably practicable following Completion, to prepare and file an application to the Irish High Court for an order pursuant to the Irish Companies Act approving the Smurfit WestRock Distributable Reserves Creation.

Efforts to Obtain Required Approvals

Subject to the terms and conditions of the Transaction Agreement, each of Smurfit Kappa and WestRock has agreed to, and to cause each of their respective subsidiaries to, cooperate and to use their respective reasonable best efforts to obtain any clearances required in connection with the consummation of the Combination under the HSR Act and any other Antitrust Laws. In particular, each party has agreed:

•	to provide as promptly as reasonably practicable any additional information and documentary material as may be requested by a governmental entity;

•	to jointly develop, and cooperate with the other and consider in good faith the views of the other in connection with, all communications and strategy (both substantive and procedural, including relating to timing and any voluntary extensions thereof) relating to the obtaining of clearances from governmental entities under Antitrust Laws in connection with the Combination;

•	to respond in good faith to any reasonable requests for information made by the other party in connection with such matters and allow the other party and its counsel a reasonable opportunity to review in advance and comment on the drafts of all such filings, submissions and other communications and consider such comments in good faith;

•	not to, and cause their subsidiaries and affiliates not to, agree to stay, toll or extend any applicable waiting period under any Antitrust Laws, enter into or extend a timing agreement with any governmental entity or withdraw or refile any filing under any Antitrust Laws, without the prior written consent of the other party;

•	to promptly advise each other of any material written or oral communication (received by it or any subsidiary) from any governmental entity in connection with the consummation of the Combination;

•	not to participate in any meeting or material discussion with any governmental entity in respect of any filing, investigation, or enquiry concerning the Transaction Agreement or the Combination unless it consults with the other party in advance, and, unless prohibited by such governmental entity, gives the other party the opportunity to attend; and

•	to promptly furnish the other party with copies of all material correspondence, filings, and written communications between them and their subsidiaries and representatives, on the one hand, and any governmental entity or its respective staff, on the other hand, with respect to the Transaction Agreement and the Combination.

In furtherance and not in limitation of the foregoing, and to resolve the objections, if any, that a governmental entity may assert under any Antitrust Laws with respect to the Combination, and to avoid or eliminate any impediment under any Antitrust Laws that may be asserted by any governmental entity with respect to the Combination so as to enable Completion to occur as promptly as reasonably practicable and in any event no later than the End Date, Smurfit Kappa and WestRock agreed to (i) propose, negotiate, commit to and effect, by consent decree or otherwise, the sale, divestiture, licence, or disposition of any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries), including by proposing, negotiating, committing to, and effecting, any ancillary agreements or arrangements reasonably necessary to effectuate such sale, divestiture, licence, or disposition, and (ii) take any action, or agree to take any action, that would limit Smurfit Kappa’s, WestRock’s, or any of their respective subsidiaries’ (or, following Completion, Smurfit WestRock’s) freedom of action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries) as may be required in order to obtain all clearances required under any Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or delay Completion, in each case to permit and cause the applicable conditions to be satisfied as promptly as reasonably practicable and in any event prior to the End Date. To assist Smurfit Kappa in complying with these obligations, WestRock shall, and shall cause its subsidiaries to, enter into one or more agreements requested by Smurfit Kappa to be entered into by any of them prior to Completion with respect to any transaction to divest or other remedial action with respect to any of the businesses, assets, equity interests, product lines or properties of WestRock or any of its subsidiaries; provided, however, that the consummation of the transactions provided for in any such agreement for a remedial action shall be conditioned upon Completion. Notwithstanding anything in the Transaction Agreement to the contrary, nothing in the Transaction Agreement shall require, or be deemed to require, Smurfit Kappa or WestRock (or any of their respective subsidiaries), or permit, or be deemed to permit, WestRock (or any of its subsidiaries), without the prior written consent of Smurfit Kappa, to take, agree to take, or consent to the taking of any remedial action with respect to any businesses, assets, equity interests, product lines or properties of Smurfit Kappa or WestRock (or any of their respective subsidiaries), or any combination thereof, that in the aggregate generated total revenues in excess of $750,000,000 in the 12-month period ended 31 December 2022.

Neither Smurfit Kappa nor WestRock shall, and each of Smurfit Kappa and WestRock shall not permit any of its subsidiaries or affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire or make any investment in any assets, or agree to any commercial or strategic relationship with any person, in each case, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment or commercial or strategic relationship would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any such clearances or (ii) materially increase the risk of any governmental entity entering an order or injunction prohibiting the consummation of the Combination.

Directors’ and Officers’ Insurance and Indemnification

Smurfit WestRock has agreed that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of the Transaction Agreement in favour of each present and former director, officer or employee of Smurfit Kappa, WestRock or any of their respective subsidiaries provided for in their respective Organisational Documents or in any agreement to which Smurfit Kappa or WestRock (as applicable) or any of their respective subsidiaries is a party in respect of actions or omissions occurring at or prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) (including actions or omissions occurring at or prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) arising out of the Combination) shall survive the consummation of the Combination and shall continue in full force and effect in accordance with their terms. For a period of six years after the Merger Effective Time, Smurfit WestRock is required to maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Smurfit Kappa, WestRock and their respective subsidiaries or in any agreement to which Smurfit Kappa, WestRock or any of their respective subsidiaries is a party and is prohibited from amending, repealing or otherwise modifying such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Scheme Effective Time (in respect of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in respect of WestRock and its subsidiaries) were directors, officers or employees of Smurfit Kappa or WestRock (as applicable) or any of their respective subsidiaries in respect of actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time (as applicable) (including actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time (as applicable) arising out of the Combination); provided, however, that in the event that any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this paragraph in respect thereof shall continue until disposition thereof.

At and after the Scheme Effective Time (in the case of Smurfit Kappa and its subsidiaries), or the Merger Effective Time (in the case of WestRock and its subsidiaries), Smurfit Kappa and WestRock, as applicable, have agreed, and Smurfit WestRock has agreed to cause Smurfit Kappa and WestRock, as applicable, to the fullest extent permitted under applicable law, to indemnify and hold harmless each present and former director, officer or employee of Smurfit Kappa or WestRock, as applicable, and their respective subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of any other company, joint venture, trust or enterprise if such service was at the request or for the benefit of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries (each, together with his or her respective heirs and representatives, an “Indemnified Party”) against all costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law; provided, that each such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined that such party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Scheme Effective Time or the Merger Effective Time, as applicable), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Smurfit Kappa or WestRock, as applicable, or any of their respective subsidiaries, in each case occurring or alleged to have occurred at or before the Scheme Effective Time or the Merger Effective Time, as applicable (including actions or omissions occurring at or prior to the Scheme Effective Time or the Merger Effective Time, as applicable, arising out of the Combination).

For a period of six years after the Scheme Effective Time (in the case of Smurfit Kappa and its subsidiaries) or the Merger Effective Time (in the case of WestRock and its subsidiaries), Smurfit WestRock shall cause to be maintained in effect (i) the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Scheme Effective Time or the Merger Effective Time, as applicable, maintained by Smurfit Kappa or WestRock, as applicable, and their respective subsidiaries with respect to any matters arising on or before the Scheme Effective Time or the Merger Effective Time, as applicable (provided that Smurfit WestRock may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions which are no less favourable to the insured), or (ii) a “tail” policy (which Smurfit Kappa or WestRock may purchase at its option prior to the Scheme Effective Time or Merger Effective Time, as applicable, and, in such case, Smurfit WestRock will cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Smurfit Kappa or WestRock, as applicable) under the applicable existing directors’ and officers’ policy that covers those persons who are currently covered by the applicable directors’ and officers’ policy in effect as of the date of the Transaction Agreement for actions and omissions occurring at or prior to the Scheme Effective Time or Merger Effective Time, as applicable, is from a carrier with comparable credit ratings to the applicable existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of the applicable directors’ and officers’ insurance policy in effect as of the date of the Transaction Agreement; provided, however, that, after the Scheme Effective Time or the Merger Effective Time, as applicable, Smurfit WestRock shall not be required to pay annual premiums in excess of (and if Smurfit Kappa or WestRock purchase such a tail policy, the cost thereof shall not exceed) three hundred percent (300%) of the last annual premium paid by Smurfit Kappa or WestRock, as applicable, prior to the date of the Transaction Agreement in respect of the coverages required to be obtained pursuant hereto, but in such case Smurfit Kappa or WestRock, as applicable, shall purchase as much coverage as reasonably practicable for such amount.

Employee Benefits

Smurfit Kappa and WestRock are required to cooperate in good faith in reviewing, evaluating and analysing the Smurfit Kappa Benefit Plans and WestRock Benefit Plans with a view towards developing appropriate new benefit plans, or selecting the Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, that shall apply with respect to employees of Smurfit WestRock and its subsidiaries (including the Surviving Corporation and its subsidiaries) after the Merger Effective Time (collectively, the “New Benefit Plans”), which New Benefit Plans shall, to the extent permitted by applicable law, and among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities and (ii) not discriminate between employees who were covered by Smurfit Kappa Benefit Plans, on the one hand, and those covered by WestRock Benefit Plans, on the other hand, at the Merger Effective Time. Smurfit Kappa and Smurfit WestRock have agreed that the consummation of the transactions contemplated by the Transaction Agreement will result in a change in control (or any other words or terms of similar import) for purposes of all WestRock Benefit Plans.

Each individual who is an employee of Smurfit Kappa or any of the Smurfit Kappa subsidiaries or WestRock or any of the WestRock subsidiaries immediately prior to the Merger Effective Time (including those on any paid time off or leave of absence) and continues to be an employee of Smurfit WestRock or the Surviving Corporation or any subsidiary thereof immediately following the Merger Effective Time is referred to as a “Continuing Employee”. For a period of 12 months following the Merger Effective Time, Smurfit WestRock shall, and shall cause its subsidiaries to, maintain for the benefit of each Continuing Employee (i) a base salary or wage rate that is no less favourable than those in effect for such employee as of the Merger Effective Time, (ii) target annual (or other short-term periodic) cash incentive opportunities (including annual bonus and commission) and equity and equity-based incentive opportunities (provided that Smurfit WestRock may elect to substitute cash incentive opportunities for equity and equity-based incentive opportunities and may set performance metrics and goals) that are no less favourable in the aggregate than those in effect for such employee as of the Merger Effective Time and (iii) severance benefits that are no less favourable than the benefits provided under the applicable WestRock Benefit Plan or Smurfit Kappa Benefit Plan as of the Merger Effective Time.

Effective as of the Merger Effective Time and thereafter, Smurfit WestRock shall provide or cause to be provided that periods of employment with Smurfit Kappa or WestRock (including any current or former affiliate or predecessor thereof) shall be taken into account for all purposes under all employee benefit plans maintained by Smurfit WestRock or an affiliate of Smurfit WestRock for the benefit of the Continuing Employees following the Merger Effective Time, as applicable, including paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans (other than as would result in a duplication of benefits or for any purpose under any defined benefit pension plan, postretirement welfare plan, or plan that is grandfathered or frozen, in each case, in which the applicable Continuing Employee did not participate prior to the Merger Effective Time).

Effective as of the Merger Effective Time and thereafter, Smurfit WestRock shall, and shall cause its subsidiaries to, use commercially reasonable efforts to (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Smurfit WestRock or any affiliate of Smurfit WestRock (except to the extent applicable under Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, immediately prior to the Merger Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent that such evidence of insurability requirements were not applicable to the Continuing Employees under the Smurfit Kappa Benefit Plans or WestRock Benefit Plans or, as applicable, immediately prior to the Merger Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Smurfit Kappa Benefit Plans or WestRock Benefit Plans, as applicable, prior to the Completion Date during the year in which the Completion Date occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Smurfit WestRock or an affiliate of Smurfit WestRock for such year.

Tax Matters

The parties have agreed to treat and report and file all tax returns in a manner consistent with the Intended Tax Treatment and not take a position in any tax proceeding or otherwise inconsistent with the Intended Tax Treatment, subject to certain exceptions. The parties have agreed to use commercially reasonable efforts and cooperate in good faith to cause the transactions contemplated by the Transaction Agreement to qualify for the Intended Tax Treatment, including furnishing information reasonably requested by the other parties.

The parties have agreed to use commercially reasonable efforts and cooperate in good faith to finalise, agree to and implement the specific acquisition structure for effecting the Merger pursuant to the Transaction Agreement and determining the US federal income tax treatment of the Merger, including with respect to certain matters set forth in the Smurfit Kappa disclosure schedule, which cooperation includes taking such actions as may be necessary to implement such acquisition structure as finally agreed by the parties pursuant to the Transaction Agreement, including by entering into appropriate amendments to the Transaction Agreement; provided that no party is required to take any action or agree to any amendment if such action or amendment would change the amount and type of consideration payable to any Smurfit Kappa Shareholder or any WestRock Shareholder or would delay Completion.

Each of Smurfit Kappa and WestRock has agreed, upon request by the other, to use commercially reasonable efforts and reasonably cooperate with one another in connection with the issuance to Smurfit Kappa or WestRock of an opinion of external counsel or other tax adviser relating to the tax treatment of the transactions to Smurfit Kappa Shareholders and WestRock Shareholders, respectively. Each of Smurfit Kappa and WestRock has agreed to use commercially reasonable efforts to deliver to the relevant counsel or other tax adviser, upon reasonable request therefor, certificates in form and substance reasonably acceptable to such counsel or tax adviser, containing customary representations reasonably necessary or appropriate for such counsel or tax adviser to render such opinion. However, no such opinion is required under the Transaction Agreement.

Financing

In connection with the entry into the Transaction Agreement, Smurfit Kappa entered into the Commitment Letter. Smurfit Kappa subsequently entered into the Bridge Facility Agreement. SK Treasury subsequently issued the Notes, and the commitments under the Bridge Facility Agreement were automatically cancelled as a result. For more information on the Notes, see paragraph 7.1 of Part VIII (Additional Information) of this Circular.

Pursuant to the Transaction Agreement, Smurfit Kappa has agreed to use its reasonable best efforts to obtain funds sufficient to fund any financing amounts by the Merger Effective Time and not to (i) make any amendment to the Commitment Letter that would reduce the amount of funds available thereunder to less than the amount Smurfit Kappa would need (together with all other sources of funding available to them) to fund the Cash Consideration, or (ii) terminate the Commitment Letter to the extent doing so would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated thereby.

Prior to the Merger Effective Time, WestRock has agreed to use reasonable best efforts to cause its subsidiaries and their respective representatives to provide to Smurfit Kappa all customary cooperation and customary financial information that may be reasonably requested by Smurfit Kappa in connection with the arrangement and consummation of the Transaction Financing, in each case consistent with the terms of the Transaction Agreement, subject to customary exceptions.

Smurfit Kappa shall indemnify and hold harmless WestRock Company, its subsidiaries and their respective affiliates and representatives from and against any and all liabilities, losses, damages and claims incurred by them in connection with their cooperation in arranging the Transaction Financing, except in instances of gross negligence, bad faith or willful misconduct on the part of WestRock, its subsidiaries or any of their respective representatives.

Under the Transaction Agreement, Smurfit Kappa and Smurfit WestRock also expressly acknowledge and agree that their obligations under the Transaction Agreement are not conditioned in any manner upon Smurfit Kappa obtaining the Transaction Financing or any other financing.

Treatment of WestRock Indebtedness

Under the Transaction Agreement, WestRock agreed to cooperate in the solicitation of consents to certain amendments reasonably requested by Smurfit Kappa to certain of WestRock’s indentures and credit facilities, including by executing supplemental indentures or amendments, as applicable. WestRock also agreed to (i) provide cooperation in connection with one or more tender offers and/or exchange offers conducted by Smurfit Kappa with respect to WestRock’s existing notes, which offers must be expressly conditioned on the occurrence of the Merger Effective Time and (ii) take actions to facilitate the termination at the Merger Effective Time of any existing indebtedness of WestRock which is to be discharged or terminated at such time in accordance with the terms thereof.

Other Covenants and Agreements

The Transaction Agreement contains certain other covenants and agreements, including covenants relating to:

•	confidentiality and access by each party to certain information about the other party during the period prior to the Merger Effective Time, including offering prompt notice of notices or other communications received by such party from governmental entities related to the Combination, the Transaction Agreement or any legal proceeding related thereto;

•	cooperation and consultation between Smurfit Kappa and WestRock in connection with public announcements to be made by each party related to the Combination and the Transaction Agreement;

•	the use of (i) Smurfit Kappa’s reasonable best efforts to obtain Smurfit Kappa’s Transaction Financing, and (ii) WestRock’s reasonable best efforts to cooperate with Smurfit Kappa in connection with the arrangement of Smurfit Kappa’s Transaction Financing;

•	causing certain acquisitions and dispositions of WestRock Shares and Smurfit WestRock Shares to be exempt under Rule 16b-3 of the US Exchange Act;

•	cooperation between Smurfit Kappa and WestRock regarding any litigation related to the Combination;

•	compliance with takeover / anti-takeover laws; and

•	using reasonable best efforts to (i) cause all of the Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders pursuant to the Smurfit Kappa Share Exchange, and the Smurfit WestRock Shares to be issued to the WestRock Shareholders pursuant to the Merger to be approved for listing on the NYSE prior to Completion, (ii) cause all of the Smurfit WestRock Shares to be issued to Smurfit Kappa Shareholders pursuant to the Smurfit Kappa Share Exchange, and the Smurfit WestRock Shares to be issued to the WestRock Shareholders pursuant to the Merger to be approved, on or prior to Completion, for admission to the standard listing segment of the Official List of the FCA and apply for the Smurfit WestRock Shares to be admitted to trading on the LSE’s main market for listed securities and (iii) seek inclusion after the Merger Effective Time of the Smurfit WestRock Shares (including those Smurfit WestRock Shares issued in connection with the Depositary Interests) in an S&P index.

Termination of the Transaction Agreement

Termination Prior to the Merger Effective Time

The Transaction Agreement may be terminated at any time prior to the Merger Effective Time under the following circumstances:

•	by either Smurfit Kappa or WestRock, if:

o	the Scheme Meeting or the EGM shall have been completed and the Scheme Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities, which is referred to as the “Smurfit Kappa Shareholder Approval Failure Termination Right”;

o	the WestRock Special Meeting shall have been completed and the WestRock Shareholder Approval shall not have been obtained, which is referred to as the “WestRock Shareholder Approval Failure Termination Right”;

o	the Merger Effective Time shall not have occurred by 5:00 p.m. (New York City Time) on the End Date; provided that the right to terminate the Transaction Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Transaction Agreement shall have been the primary cause of the failure of the Merger Effective Time to have occurred by such time, which is referred to as the “End Date Termination Right”;

o	the Irish High Court declines or refuses to sanction the Scheme, unless both parties agree in writing that the decision of the Irish High Court shall be appealed; or

o	any law or injunction, restraint or prohibition shall have been enacted permanently restraining, enjoining or otherwise prohibiting the consummation of the Combination and, in the case of an injunction, restraint or prohibition, such injunction, restraint or prohibition shall have become final and non-appealable; provided that the right to terminate the Transaction Agreement pursuant to this provision shall not be available to a party whose breach of any provision of the Transaction Agreement shall have been the primary cause of such injunction, restraint or prohibition;

•	by Smurfit Kappa:

o	if WestRock has breached or failed to perform in any material respect any of its covenants or other agreements contained in the Transaction Agreement or if any of its representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (a) would result in the Conditions to Smurfit Kappa’s obligation to consummate the Combination under the Transaction Agreement to not be satisfied and (b) is either not reasonably capable of being cured by the End Date or, if curable, Smurfit Kappa shall have given WestRock written notice stating Smurfit Kappa’s intention to terminate the Transaction Agreement and the basis for such termination and the breach or failure is not cured by the earlier of (i) three Business Days prior to the End Date and (ii) 30 days following written notice by Smurfit Kappa thereof (provided that Smurfit Kappa is not then in material breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement such that WestRock would have the right to terminate pursuant to the WestRock Material Breach Termination Right (as defined below)), which is referred to as the “Smurfit Kappa Material Breach Termination Right”; or

o	in the event that the WestRock Board shall have effected a Change of Recommendation prior to the receipt of the WestRock Shareholder Approval, or there has been a wilful breach by WestRock or any of its non-solicitation obligations under the Transaction Agreement, which is referred to as the “Smurfit Kappa Change of Recommendation Termination Right”;

•	by WestRock:

o	if Smurfit Kappa, Merger Sub or Smurfit WestRock has breached or failed to perform in any material respect any of their respective covenants or other agreements contained in the Transaction Agreement or if any of their respective representations or warranties set forth in the Transaction Agreement are inaccurate, which breach or failure to perform or inaccuracy (a) would result in the Conditions to WestRock’s obligation to consummate the Combination under the Transaction Agreement to not be satisfied and (b) is either not reasonably capable of being cured by the End Date or, if curable, WestRock shall have given Smurfit Kappa written notice stating WestRock’s intention to terminate the Transaction Agreement and the basis for such termination and the breach or failure is not cured by the earlier of (i) three Business Days prior to the End Date and (ii) 30 days following written notice by WestRock thereof (provided that WestRock is not then in material breach of any representation, warranty, covenant or other agreement contained in the Transaction Agreement such that Smurfit Kappa would have the right to terminate pursuant to the Smurfit Kappa Material Breach Termination Right), which is referred to as the “WestRock Material Breach Termination Right”; or

o	in the event that the Smurfit Kappa Board shall have effected a Change of Recommendation prior to receipt of Smurfit Kappa Shareholder Approval, or there has been a wilful breach by Smurfit Kappa of any of its non-solicitation obligations under the Transaction Agreement, which is referred to as the “WestRock Change of Recommendation Termination Right”; or

•	by mutual written consent of Smurfit Kappa and WestRock.

Effect of Termination

If the Transaction Agreement is validly terminated in accordance with its terms, the Transaction Agreement will become null and void and with no liability on the part of any party, except under the confidentiality agreement entered into between the parties and specified provisions of the Transaction Agreement that will survive such termination, including provisions relating to financing, the payment of termination amounts and fees and expenses. However, no such termination will relieve any party from liability for fraud or a wilful breach of its representations, warranties, covenants or agreements set forth in the Transaction Agreement prior to termination. For purposes of the Transaction Agreement, “wilful breach” means an intentional and wilful material breach of the Transaction Agreement by a party that is the consequence of an act or omission by such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of the Transaction Agreement.

Termination Amounts

Smurfit Kappa has agreed to pay WestRock $100 million (the “Smurfit Kappa Termination Amount”) if the Transaction Agreement is terminated:

•	by WestRock pursuant to the WestRock Change of Recommendation Termination Right; or

•	(i) by either Smurfit Kappa or WestRock pursuant to the End Date Termination Right or the Smurfit Kappa Shareholder Approval Failure Termination Right, or by WestRock pursuant to the WestRock Material Breach Termination Right; (ii) a Competing Proposal has been communicated to the Smurfit Kappa Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Competing Proposal was publicly disclosed) at least four Business Days prior to (a) the earlier of the EGM and the Scheme Meeting (in the case of termination pursuant to the Smurfit Kappa Shareholder Approval Failure Termination Right), (b) the applicable breach (in the case of termination pursuant to the WestRock Material Breach Termination Right), or (c) the End Date (in the case of termination pursuant to the End Date Termination Right); and (iii) within 12 months of such termination, Smurfit Kappa consummates a Competing Proposal or Smurfit Kappa enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to “20%” in the definition of “Competing Proposal” will be deemed to be references to “50%”).

Smurfit Kappa has agreed to pay WestRock $50 million (the “Smurfit Kappa No Vote Amount” and together with the Smurfit Kappa Termination Amount, the “Smurfit Kappa Amounts”) if the Transaction Agreement is terminated by either Smurfit Kappa or WestRock pursuant to the Smurfit Kappa Shareholder Approval Failure Termination Right.

WestRock has agreed to pay Smurfit Kappa $147 million (the “WestRock Termination Amount”) if the Transaction Agreement is terminated:

•	by Smurfit Kappa pursuant to the Smurfit Kappa Change of Recommendation Termination Right; or

•	(i) by either Smurfit Kappa or WestRock pursuant to the End Date Termination Right or the WestRock Shareholder Approval Failure Termination Right, or by Smurfit Kappa pursuant to the Smurfit Kappa Material Breach Termination Right; (ii) a Competing Proposal has been communicated to the WestRock Board or publicly disclosed and not withdrawn without qualification (publicly, in the event that such Competing Proposal was publicly disclosed) at least four Business Days prior to (a) the WestRock Special Meeting (in the case of termination pursuant to WestRock Shareholder Approval Failure Termination Right), (b) the applicable breach (in the case of termination pursuant to the Smurfit Kappa Material Breach Termination Right), or (c) the End Date (in the case of termination pursuant to the End Date Termination Right); and (iii) within 12 months of such termination, WestRock consummates a Competing Proposal or WestRock enters into a definitive agreement providing for a Competing Proposal (provided that solely for purposes of this bullet, all references to “20%” in the definition of “Competing Proposal” will be deemed to be references to “50%”).

WestRock has agreed to pay Smurfit Kappa $57 million (the “WestRock No Vote Amount” and together with the WestRock Termination Amount, the “WestRock Amounts”) if the Transaction Agreement is terminated by either WestRock or Smurfit Kappa pursuant to the WestRock Shareholder Approval Failure Termination Right.

Except in the case of fraud or wilful breach, (i) upon payment of the WestRock Amount(s) (and any amount in respect of VAT if applicable), none of WestRock, its subsidiaries, or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents will have any further liability or obligation relating to or arising out of the Transaction Agreement or the transactions contemplated thereby and (ii) upon payment of the Smurfit Kappa Amount(s) (and any amount in respect of VAT if applicable), none of Smurfit WestRock, its subsidiaries, or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, affiliates or agents will have any further liability or obligation relating to or arising out of the Transaction Agreement or the transactions contemplated thereby. Smurfit Kappa shall not be required to pay the Smurfit Kappa Termination Amount or the Smurfit Kappa No Vote Amount on more than one occasion, and WestRock shall not be required to pay the WestRock Termination Amount or the WestRock No Vote Amount on more than one occasion. The Smurfit Kappa No Vote Amount shall be credited toward any subsequent Smurfit Kappa Termination Amount and the WestRock No Vote Amount shall be credited toward any subsequent WestRock Termination Amount.

No Third-Party Beneficiaries

The Transaction Agreement is not intended to, and does not, confer upon any person other than Smurfit Kappa, WestRock, Smurfit WestRock and Merger Sub any rights or remedies thereunder other than (i) in connection with the provisions of the Transaction Agreement described in the paragraph of this Part III (Principal Terms and Conditions of the Combination) entitled “Directors’ and Officers’ Insurance and Indemnification”; (ii) the reimbursement of WestRock’s representatives with respect to any reasonable and documented out-of-pocket cost and expenses in connection with their customary cooperation with Smurfit Kappa in connection with the Transaction Financing; and (iii) the Financing Sources are express third-party beneficiaries and may enforce (a) the parties’ waiver of a trial by jury in respect of litigation arising directly or indirectly from the Transaction Agreement or any of the agreements delivered in connection therewith or the Smurfit Kappa Share Exchange and other transactions contemplated thereby or by the Transaction Agreement and (b) a forum selection provision requiring that suits involving the Financing Sources be brought in the courts of England and that any such action will governed by, and construed in accordance, with English law.

Other Remedies; Specific Performance

Prior to the valid termination of the Transaction Agreement in accordance with its terms, the parties are entitled to the remedies of injunction, specific performance or other equitable relief for threatened or actual breach of the Transaction Agreement in addition to any remedy the parties may be entitled to at law or in equity.

Amendment

No amendment to the Transaction Agreement shall be binding unless evidenced in writing executed by each of the parties, except that, following WestRock Shareholder Approval or Smurfit Kappa Shareholder Approval, there shall be no amendment to the provisions of the Transaction Agreement which by applicable law would require further approval by the WestRock Shareholders or the Smurfit Kappa Shareholders without such further approval, nor shall there be any amendment or change not permitted under applicable law.

Governing Law

The Transaction Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to conflicts of laws principles that would result in the application of the law of any other state or jurisdiction); provided that the Smurfit Kappa Share Exchange and the Scheme and matters related thereto, as well as the matters relating to the conduct of the Smurfit Kappa Directors, shall be governed by, and construed in accordance with, the laws of Ireland to the extent required by such laws, without giving effect to conflicts of laws principles that would result in the application of the law of any other jurisdiction.

Part IV
Changes to the corporate governance rules, securities laws AND company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination

1.	Changes resulting from the Combination

The Combination will result in changes to certain aspects of the corporate governance, securities laws and company law applicable to Smurfit WestRock following the Merger Effective Time (as compared to those currently applicable to Smurfit Kappa). These changes primarily arise due to Smurfit WestRock becoming subject to certain requirements of US securities laws and NYSE Rules, as compared to the rules and requirements of the LSE, EU and UK securities laws and Irish company law currently applicable to Smurfit Kappa, and the differences in the Listing Rules applicable to a company with a standard listing of shares rather than a premium listing of shares.

The table below sets out a summary of some of the more material changes expected to arise from the Combination, with the current position applicable to Smurfit Kappa under the Listing Rules and Irish company law set out in column 1, and the position applicable to Smurfit WestRock following the Combination set out in columns 2 and 3 (column 2 covers US securities law and NYSE Rules, while column 3 covers the Listing Rules and Irish company law).

Subject to the implementation of the FCA’s Draft New UK Listing Rules in their current form post-Completion, it is expected that the premium listing segment of the Official List of the FCA and the standard listing segment of the Official List of the FCA will be replaced by a new single equity listing segment, namely, the Equity Shares (Commercial Companies) category. Non-UK incorporated issuers with equity shares admitted to trading on an overseas regulated, regularly operating, recognised open public market are, subject to meeting the eligibility requirements under the FCA’s Draft New UK Listing Rules, currently expected to be eligible for a secondary listing on the new Equity Shares (International Commercial Companies Secondary Listing) category.

Subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules (as summarised in column 3 of the table below). It should also be noted that the requirements currently applicable to Smurfit Kappa as a company with a premium listing of shares on the Official List of the FCA (as summarised in column 1 of the table below) are expected to change following the implementation of the FCA’s Draft New UK Listing Rules. For instance, the requirements for shareholder approvals and shareholder circulars for larger acquisitions and disposals and for larger transactions with related parties are expected to no longer apply under the Draft New UK Listing Rules. As at the date of this Circular, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Appointment of Directors

The Smurfit Kappa Articles provide that one-third of the Smurfit Kappa Board is subject to annual re-election by rotation, however Smurfit Kappa complies with the requirement for the annual re-election of all directors under the UK Corporate Governance Code.

		Not applicable.	While Smurfit WestRock will not be subject to the UK Corporate Governance Code, it is intended that Smurfit WestRock will submit all of its directors for annual re-election.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Independent Directors

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing composition, succession and evaluation of the Smurfit Kappa Board, which provides for:

(a) an individual not acting as both Chair and Chief Executive Officer;

(b) the independence of the Chair on appointment;

(c) at least half the Smurfit Kappa Board (excluding the Chair) being independent non-executive directors; and

(d) full-time executive directors not taking on other significant appointments.

Under NYSE Rules, the majority of the Smurfit WestRock Board must consist of independent directors.

A director will qualify as independent only if the Smurfit WestRock Board affirmatively determines that the director does not have any material relationships with Smurfit WestRock, either directly or as a shareholder/officer of an organisation that has a relationship with Smurfit WestRock. In making its determination, the Smurfit WestRock Board will be required to consider a candidate’s commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others, per NYSE Rules.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.
Share Allotment Authorities

Under Irish company law, the allotment of shares by the Smurfit Kappa Directors requires the approval of shareholders voting by an ordinary resolution. Smurfit Kappa currently seeks an annual allotment authority at its annual general meeting.

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa is currently subject to the requirements of Chapter 9 of the Listing Rules, which imposes certain requirements on the conduct of open offers, rights issues and placings.

Smurfit WestRock would be required to obtain shareholder approval for certain share issuances, such as an issuance of shares greater than 20% of its issued share capital or voting rights, subject to certain exceptions. For instance, shareholder approval under this 20% rule will not be required for any issuance involving: (a) any public offering for cash; or (b) any other private financing (that is not a public offering for cash) in which Smurfit WestRock is selling securities for cash, if it involves a sale of common stock, or securities convertible into or exercisable for common stock, at a price at least equal to the lesser of either the stock’s official closing price or the average official closing price for the five trading days immediately preceding entry into the binding agreement, subject to certain qualifications.

Smurfit WestRock expects to seek an annual allotment authority at its annual general meeting.

Chapter 9 of the Listing Rules will not apply to Smurfit WestRock as a result of a standard listing of shares on the Official List of the FCA.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Pre-Emption Rights

Under Irish company law, the allotment of shares by the Smurfit Kappa Board for cash without offering pre-emption rights (i.e., the right of existing shareholders to first be offered such shares) requires the approval of shareholders voting by a special resolution.

The Smurfit Kappa Shareholders approve an annual authority in respect of the disapplication of pre-emption rights at its annual general meeting in accordance with the guidance set by the Pre-Emption Group in the United Kingdom and guidance from proxy advisers (including Glass Lewis and ISS).

In addition, the Listing Rules include a requirement to obtain shareholder approval for disapplication of pre-emption rights which are consistent with the provisions of Irish company law.

Shareholders of Smurfit WestRock are not provided with pre-emption rights under US securities laws or NYSE Rules.

Irish company law obligations will apply to Smurfit WestRock, including the requirement for shareholder approval for the dis-application of pre-emption rights.

The guidance from the Pre-Emption Group in the United Kingdom will not apply to Smurfit WestRock, but it is expected that Smurfit WestRock will seek general shareholder authority for the disapplication of pre-emption rights at its annual general meetings in a manner consistent with market practice for Irish companies with domestic issuer status in the United States, which currently envisages an annual authority of up to 20% of issued share capital.

Significant Transactions

Smurfit Kappa is currently required to comply with Chapter 10 of the Listing Rules, which requires larger acquisitions and disposals exceeding 25% under the class tests (i.e., Class 1 transactions) to be subject to shareholder approval by an ordinary resolution, with a circular to be provided to shareholders, and for transactions exceeding 5% under the class tests (i.e., Class 2 transactions) to be announced with specified disclosure requirements.

Smurfit WestRock will be required to obtain shareholder approval for an issuance of shares of greater than 20% of its issued share capital or voting rights, subject to certain exceptions set forth in the “Share Allotment Authorities” row above.

Smurfit WestRock will be required to disclose certain significant transactions under Form 8-K.

The Listing Rules relating to significant transactions will not apply to Smurfit WestRock.

Smurfit WestRock will be required to make announcements that constitute inside information of material transactions where required to do so under UK MAR. EU MAR will not apply to Smurfit WestRock in this context.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Related Party Transactions

Smurfit Kappa is required to comply with Chapter 11 of the Listing Rules, which requires larger transactions with related parties (including directors and substantial shareholders) exceeding 5%, under at least one of the class tests, to be subject to shareholder approval by an ordinary resolution (excluding the related parties), with a circular provided to shareholders, and for smaller related party transactions of less than 5% but greater than 0.25% to comply with certain public disclosure requirements.

Irish company law also imposes certain restrictions on non-cash transactions with directors and credit transactions with directors and certain rules relating to the disclosure and approval of certain related party transactions.

Per NYSE Rules, Smurfit WestRock will be required to seek shareholder approval for share issuances to a related party (including a director, officer or substantial security holder of a listed company) where: (a) in certain cases, the shares issued exceed 1% of voting rights, subject to certain exceptions, or (b) shares are issued as consideration in a transaction where the related party has a 5% or greater interest (or related parties collectively have a 10% or greater interest) in Smurfit WestRock or assets acquired or in the consideration to be paid, and the share issuance could result in an issuance that exceeds 5% of the issued share capital or voting rights of Smurfit WestRock.

NYSE Rules will require related party transactions to be reviewed and pre-approved by the audit committee or another independent body of the Smurfit WestRock Board.

US SEC rules will require Smurfit WestRock to disclose certain related party transactions in certain filings with the US SEC.

The Listing Rules relating to related party transactions will not apply to Smurfit WestRock.

The restrictions applicable to related party transactions under Irish company law, including restrictions on non-cash transactions and credit transactions with directors, will apply to Smurfit WestRock.

Share Buy-Backs

Smurfit Kappa is required to comply with Chapter 12 of the Listing Rules which sets out (i) the maximum price to be paid for share repurchases of less than 15% of any class of equity shares; (ii) the requirement that any purchases of 15% or more of any class of equity shares be made by way of tender offer to all shareholders of that class; and (iii) notification requirements in respect of share repurchases.

The Smurfit Kappa Shareholders approve an annual authority to allow Smurfit Kappa to repurchase its own shares.

Smurfit Kappa is also subject to the requirements of EU MAR and UK MAR, including the buyback safe-harbour procedures relating to maximum purchases of daily volume, purchases during the auction phase and reporting requirements.

Smurfit WestRock will be required to comply with the anti-fraud rules under Rule 10b-5 of the US Exchange Act with respect to repurchases of its shares. Smurfit WestRock will also be required to disclose such share repurchases in certain filings with the US SEC.

Chapter 12 of the Listing Rules relating to share buy-backs will not apply to Smurfit WestRock.

Smurfit WestRock will be subject to the requirements of UK MAR in respect of repurchases on the LSE.

In accordance with Irish company law requirements and the Smurfit WestRock Constitution, Smurfit WestRock will be required to seek shareholder approval by way of special resolution for any purchases of its own shares.

In addition, in line with market practice for Irish issuers in the United States, Smurfit WestRock expects to seek resolutions on an annual basis that will allow for market repurchases of shares to be effected by way of redemption without the requirement for separate shareholder authority.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Transfer of Listing / Cancellation of Listing

Smurfit Kappa is required to obtain approval by special resolution to cancel its premium listing of Smurfit Kappa Shares on the Official List of the FCA and from trading on the LSE’s main market for listed securities.

Smurfit Kappa is required to provide 20 Business Days’ notice of the intention to cancel its secondary listing of Smurfit Kappa Shares on the Official List of Euronext Dublin and is required to publish an announcement via a Regulatory Information Service with additional notice to be published via a Regulatory Information Service on the date of cancellation of the secondary listing.

There is not a separate requirement to obtain the approval of Smurfit WestRock Shareholders for the cancellation of any future listing on the NYSE under NYSE Rules, although the Smurfit WestRock Board will need to approve such cancellation.

In the event that Smurfit WestRock cancels its primary listing on the NYSE, Smurfit WestRock will need to disclose the cancellation on Form 8-K.

Smurfit WestRock will not be required to obtain the approval of Smurfit WestRock Shareholders for the cancellation of any future listing on the Official List of the FCA.
Right to Place Items on the Agenda of General Meeting / Proxy Statement

Under Irish company law and the Smurfit Kappa Articles, shareholders holding at least 3% of Smurfit Kappa’s issued share capital, representing at least 3% of the voting rights of all the members who have a right to vote, have the right to put an item on the agenda, or table a draft resolution at a general meeting. The right to table a draft resolution is subject to the requirement that the item is tabled in accordance with Article 55 of the Smurfit Kappa Articles.

As Smurfit WestRock will be subject to the proxy rules under Section 14 of the US Exchange Act, shareholders can request that a proposal be included in Smurfit WestRock’s proxy statement, to be voted upon at a Smurfit WestRock annual shareholder meeting.

As is customary for US-listed companies, the Smurfit WestRock Constitution will include advance notice provisions, which will set forth the dates by which shareholders must notify Smurfit WestRock of their intent to nominate a director for election at an upcoming shareholder meeting.

Under the US Exchange Act (Rule 14a-19), Smurfit WestRock must use universal proxy cards, which must include all director nominees presented by management and shareholders for election at shareholder meetings.

Aside from the advance notice provisions that will be included in the Smurfit WestRock Constitution (as discussed in Column 2), Smurfit WestRock’s Constitution will generally contain the same relevant provisions as currently exist in the Smurfit Kappa Articles.

In accordance with the Irish Companies Act, extraordinary general meetings may be convened by (i) the Smurfit WestRock Board, (ii) on requisition of shareholders holding not less than 10% of Smurfit WestRock’s paid up share capital carrying voting rights, (iii) in certain circumstances, on requisition of Smurfit WestRock’s statutory auditors or (iv) in exceptional cases, by order of the Irish High Court.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Statutory Squeeze-outs in Takeovers

The 2006 Takeover Regulations currently apply to Smurfit Kappa and contain a mandatory 90% squeeze-out threshold in any takeover bid for Smurfit Kappa (meaning that once a bidder has obtained acceptance from 90% or more of shareholders, the remaining shareholders may be subject to a mandatory acquisition of their shares on the same terms).

		Not applicable.	The 2006 Takeover Regulations will not apply to Smurfit WestRock. As such, a mandatory squeeze-out threshold in a takeover bid for Smurfit WestRock will be 80% rather than 90%, pursuant to Irish company law.
Financial Statements and Filing Requirements

The relevant financial reporting framework that currently applies in the preparation of Smurfit Kappa’s consolidated financial statements is the International Financial Reporting Standards (IFRS), as adopted by the European Union (which also need to comply with the requirements of the Irish Companies Act).

Smurfit Kappa files its consolidated financial statements on an annual basis with the Registrar of Companies.

Smurfit WestRock will be required to comply with US SEC periodic reporting and filing requirements, including filing annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Forms 10-K and 10-Q require filing certain audited financials and unaudited interim financials. Forms 10-K and 10-Q must be in US GAAP in US dollars. Smurfit WestRock will also file proxy statements and comply with US SEC proxy rules required for shareholder meetings.

Smurfit WestRock must also comply with other applicable US SEC regulations, including those prohibiting selective disclosure of material non-public information and certain disclosure-related requirements, such as assessment of internal controls and disclosure controls.

Smurfit WestRock will be required to file its consolidated financial statements with the Registrar of Companies on an annual basis.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Market Abuse Regulation

EU MAR and UK MAR (including the related DTRs) currently apply to Smurfit Kappa, including in respect of the announcement of inside information and the disclosure of transactions by its persons discharging managerial responsibilities (including its directors) and with persons closely associated with persons discharging managerial responsibilities.

In addition to Regulation FD (discussed below), under NYSE Rules, Smurfit WestRock will be required to quickly release to the public any information which might reasonably be expected to affect the market for its securities.

UK MAR (and the related DTRs) will apply to Smurfit WestRock following the Combination.

EU MAR will apply to subsidiaries of Smurfit WestRock in respect of any financial instruments (such as bonds and debt securities) which are listed on EU-regulated markets.

Regulation FD	EU MAR and UK MAR (including the related DTRs) currently apply to Smurfit Kappa, including in respect of the announcement of “inside information”. Where Smurfit Kappa is in possession of inside information, there is a requirement to release an announcement to the market without delay (unless it can avail of the safe-harbour exemption), in accordance with EU MAR, UK MAR and the DTRs.

Regulation FD prohibits the selective disclosure of material non-public information by publicly traded companies. When Smurfit WestRock discloses material non-public information to certain individuals or entities (including shareholders who would reasonably be expected to trade on the basis of that information), it will also be required to publicly disclose that information simultaneously or, potentially, promptly thereafter.

Regulation FD compliant disclosure includes a Form 8-K or another method that is “reasonably designed to provide broad, non-exclusionary distribution of the information to the public”.

UK MAR (and the related DTRs) will apply to Smurfit WestRock following the Combination.

EU MAR will apply to subsidiaries of Smurfit WestRock in respect of any financial instruments (such as bonds and debt securities) which are listed on EU-regulated markets.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Shareholder Beneficial Ownership Reporting

Smurfit Kappa is currently subject to the beneficial ownership reporting requirements under the Irish Companies Act, the Irish Transparency Regulations and the DTRs.

Under the Irish Transparency Regulations, shareholders of Smurfit Kappa are required to notify Smurfit Kappa and the Central Bank of Ireland of their shareholdings where the percentage of voting rights held in Smurfit Kappa reaches, exceeds or falls below 3% and each whole percentage thereafter. Smurfit Kappa is then required to make this information public.

Similarly, under the Irish Companies Act, shareholders of Smurfit Kappa are required to notify Smurfit Kappa of their shareholdings where the percentage of shares held in Smurfit Kappa reaches, exceeds or falls below 3% and each whole percentage thereafter. There is no obligation on Smurfit Kappa to make this public.

Under the DTRs, shareholders of Smurfit Kappa are required to notify Smurfit Kappa and the FCA of their shareholdings where the percentage of voting rights held in Smurfit Kappa reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. Smurfit Kappa is then required to make this information public.

In addition, following the announcement of a potential offer, the disclosure requirements under the Irish Takeover Rules apply.

Smurfit WestRock will be required to include ownership information for beneficial owners of more than 5% of its issued share capital and its directors and executive officers in its proxy statement and its Form 10-K (which will typically incorporate the proxy disclosure by reference).

Additionally, under Section 16 of the US Exchange Act, directors, officers and beneficial owners of more than 10% of Smurfit WestRock’s issued share capital, must publicly disclose their beneficial relationship with Smurfit WestRock by filing a Section 16 form.

Beneficial owners of 5% or greater of the issued share capital of Smurfit WestRock will also be required to comply with the reporting obligations of Section 13(d) of the US Exchange Act.

Smurfit WestRock will be required to comply with the disclosure obligations under the Irish Companies Act, the DTRs and the Irish Takeover Rules. The disclosure obligations under the Irish Transparency Regulations will not apply to Smurfit WestRock.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Corporate Governance in respect of Leadership and Company Purpose

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing board leadership and company purpose, including in respect of annual report disclosures, engagement with major shareholders, obtaining workforce views on board issues (or work-force board representation), conflicts of interest and recording of director concerns.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) reviewing, revising and disclosing corporate governance guidelines pertaining to director qualification standards, director responsibilities, director access to management and independent advisors, director compensation and management succession; and

(b) reviewing, revising and disclosing a code of business conduct and ethics for directors, officers and employees pertaining, amongst other things, to conflicts of interest, corporate opportunities, confidentiality, fair dealing and compliance with laws, rules and regulations (including insider trading laws), and promptly disclosing any waivers of the code for directors or executive officers.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.
Corporate Governance in respect of Division of Board Responsibilities and Director Independence

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing division of responsibilities, including the requirements relating to an individual not acting as both Chair and Chief Executive Officer, the independence of the Chair on appointment, at least half of the board (excluding the Chair) being independent non-executive directors and full-time executive directors not taking on other significant appointments.

Under NYSE Rules, Smurfit WestRock will be required to:

(a) have a majority of independent directors, based on the independence tests set forth in NYSE Rules;

(b) have non-management directors (including those who are not independent) who meet at regularly scheduled executive sessions without management, presided over by a non-management director and Smurfit WestRock may instead choose to hold regular executive sessions of independent directors only and, in any event, is required to hold an executive session including only independent directors at least once per year; and

(c) disclose a method for interested parties to communicate directly with the presiding director or with those directors as a group either on or through the company’s website or annual report.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Corporate Governance in respect of Composition, Succession and Evaluation of the Board

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing composition, succession and evaluation, including relating to the establishment of a nomination committee, a nine year term limit for the Chair (save for in exceptional circumstances), open advertising and/or external consultancy for board appointments and board performance review processes.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) a nominating and corporate governance committee composed entirely of independent directors;

(b) the adoption and disclosure of corporate governance guidelines addressing at least director qualification standards, director responsibilities, and director access to management, and, as necessary, independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the board; and

(c) a written charter for the nominating and corporate governance committee that addresses: (i) the committee’s purpose and responsibilities, which at a minimum must be to identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or recommend that the board select, director nominees for the next annual meeting of shareholders, to develop and recommend to the board a set of corporate governance guidelines applicable to the company, and to oversee the evaluation of the board and management; and (ii) the annual performance evaluation of the committee.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Corporate Governance in respect of Audit Risk and Internal Control

Irish company law requires Smurfit Kappa to have an audit committee with at least one independent director with competence in accounting or auditing.

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing audit, risk and internal control, including the requirements in respect of establishing an independent audit committee with specified relevant financial experience, the role of the audit committee, certain annual report disclosures obligations and the assessment of principal risks.

Under the US Exchange Act, NYSE Rules and the Sarbanes-Oxley Act, the audit committee must consist entirely of independent directors, pursuant to US Exchange Act and NYSE independence rules.

Under NYSE Rules, all directors on an audit committee must also be financially literate, as interpreted by the company’s board, and at least one director must have accounting or related financial management expertise. Smurfit WestRock must either disclose the director with expertise or provide an explanation why the audit committee does not have an audit committee financial expert in the company’s annual report.

Finally, under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) certification that it has an internal audit function;

(b) maintenance of an audit committee with at least three members; and

(c) an audit committee written charter that addresses certain requirements, including the committee’s purpose, an annual performance evaluation of the audit committee, and the duties and responsibilities of the audit committee.

Smurfit WestRock will need to comply with the requirements of Irish company law in respect of audit committees. Smurfit WestRock will not be subject to the UK Corporate Governance Code.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Corporate Governance in respect of Compensation / Remuneration

As a company with a premium listing of shares on the Official List of the FCA, Smurfit Kappa currently complies with the UK Corporate Governance Code’s principles governing compensation, including requirements in respect of establishing a compensation committee with specified relevant experience, the disclosure of the use of compensation consultants, the criteria for compensation schemes, policies for post-employment shareholding requirements, pension contributions, share compensation and performance compensation restrictions for non-executive directors, contract notice period limits and compensation policies.

Under NYSE Rules, Smurfit WestRock will be required to comply with certain requirements, including, but not limited to, the following:

(a) a compensation committee composed entirely of independent directors who also satisfy certain additional independence requirements;

(b) a compensation committee written charter that addresses certain requirements, including the committee’s purpose and responsibilities, an annual performance evaluation of the compensation committee and the rights and responsibilities of the compensation committee; and

(c) the compensation committee’s responsibility for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel or other adviser retained by the compensation committee.

Smurfit WestRock will not be subject to the UK Corporate Governance Code.
Auditor Rotation

Irish company law requires Smurfit Kappa, due to its secondary listing of Smurfit Kappa Shares on the Official List of Euronext Dublin, to (i) set a maximum engagement period of 10 years for its statutory auditor, and (ii) have the key audit partner responsible for carrying out the statutory audit cease participation in the statutory audit not later than five years from the date of first appointment to carry out such audit.

		Under the US SEC rules, the lead audit or coordinating partner and the reviewing partner at Smurfit WestRock’s independent auditor must rotate off the audit every ﬁve years.	Irish law requirements in respect of auditor rotation will not apply to Smurfit WestRock.

Governance / Reporting Item	1 Current Position for Smurfit Kappa (under the Listing Rules and Irish Company Law)	2 Position for Smurfit WestRock following the Combination (under US Securities Laws and Applicable NYSE Corporate Governance Standards)	3 Position for Smurfit WestRock following the Combination (under the Listing Rules and Irish Company Law)
Vote on Compensation and Compensation Policy	Smurfit Kappa puts its director remuneration policy to an advisory shareholder vote every three years.

The US SEC imposes detailed rules on public disclosures regarding executive compensation. Many of these relate to “Named Executive Officers”, which generally include the Chief Executive Officer, Chief Financial Officer and the company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer.

Smurfit WestRock will be required to hold the following non-binding advisor votes on executive compensation:

(a) at least once every three years, a vote is required regarding the compensation of the most highly compensated officers, known as “say-on-pay” votes;

(b) at least once every six years, a separate shareholder vote on whether “say-on-pay” votes should be held every one, two, or three years is required, known as “say-when-on-pay” votes; and

(c) an advisory shareholder vote is required for executive golden parachute compensation in connection with an acquisition or disposition.

The requirements of SRD II will not apply to Smurfit WestRock.

2.	Summary of the differences between standard and premium categories of listing on the Official List of the FCA

The following paragraphs set out the key differences between a standard listing and a premium listing. Notwithstanding the paragraphs below, Smurfit WestRock will be subject to the corporate governance, securities laws and company law obligations detailed in columns 2 and 3 of the table set out in paragraph 1 of this Part IV (Changes to the corporate governance rules, securities laws and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination).

•	Companies with a standard listing are not currently eligible for inclusion in the UK series of FTSE indices.

•	Companies with a standard listing are not required to retain a sponsor for certain transactions.

•	Companies with a standard listing are not required to comply with the additional six premium listing principles contained in LR 7.2.1A, which only apply to companies with a premium listing.

•	Companies with a standard listing are not required to: (i) control the majority of their assets and to have done so for the last three years; and (ii) carry on an independent business as their main activity.

•	A standard listing does not require a company to offer pre-emption rights pursuant to the Listing Rules.

•	A standard listing does not require a company to comply with the provisions of Listing Rule 10 which sets out requirements for shareholders to be notified of certain transactions and to have the opportunity to vote on proposed significant transactions.

•	A standard listing does not require a company to comply with Listing Rule 11 which contains rules intended to prevent a related party from taking advantage of its position in respect of transactions with the listed company.

•	Companies with a standard listing are not required to comply with Listing Rule 12 which applies to companies dealing in their own securities; however, any dealings in such companies’ securities will continue to be subject to other general restrictions including those included in the UK Market Abuse Regulation.

•	The UK Corporate Governance Code does not apply directly to companies with a standard listing. However, pursuant to paragraph 7.2 of the DTRs, companies with a standard listing are still required to make a statement in the directors’ report covering the governance code to which the company is subject in relation to the financial reporting process and certain details of its share capital. The directors of companies with a standard listing are also required to include a description of the internal control and risk management systems and the composition of committees.

•	A company with a standard listing is not required to comply with the more extensive requirements relating to the content of circulars issued to shareholders of companies with a premium listing as detailed in Chapter 13 of the Listing Rules.

•	A company with a standard listing is not required to comply with a number of miscellaneous continuing obligations imposed by Chapter 9 of the Listing Rules for companies with a premium listing.

•	Companies with a standard listing are not required to obtain the approval of shareholders for the cancellation of the listing.

As noted in section 1 of Part IV (Changes to the corporate governance rules, securities laws and company law, and summary of the differences between listing categories on the Official List of the FCA following the Combination) above, subject to the implementation of the FCA’s Draft New UK Listing Rules in their current form post-Completion, it is expected that the premium listing segment of the Official List of the FCA and the standard listing segment of the Official List of the FCA will be replaced by a new single equity listing segment, namely, the Equity Shares (Commercial Companies) category. Non-UK incorporated issuers with equity shares admitted to trading on an overseas regulated, regularly operating, recognised open public market are, subject to meeting the eligibility requirements under the Draft New UK Listing Rules, currently expected to be eligible for a secondary listing on the new Equity Shares (International Commercial Companies Secondary Listing) category.

Subject to the Draft New UK Listing Rules being implemented by the FCA in their current form and taking effect at the relevant time post-Completion, Smurfit WestRock expects to be transferred to the new Equity Shares (International Commercial Companies Secondary Listing) category thereunder, with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA under the FCA’s existing Listing Rules. It should also be noted that the requirements currently applicable to companies with a premium listing of shares on the Official List of the FCA (as summarised above) are expected to change following the implementation of the FCA’s Draft New UK Listing Rules. For instance, the requirements for shareholder approvals and shareholder circulars for larger acquisitions and disposals and for larger transactions with related parties are expected to no longer apply under the Draft New UK Listing Rules. As at the date of this Circular, however, the scope and application of the proposed Draft New UK Listing Rules are not yet final and could therefore be subject to change.

Part V
Settlement and Dealings in Smurfit WestRock Shares following the Combination

Smurfit Kappa Shareholders are advised to read this Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) carefully to ensure that they understand the arrangements that will apply to them following the settlement system migration.

1.	Overview of Arrangement at the Scheme Effective Time

At present, Smurfit Kappa Shareholders have the option to hold interests in Smurfit Kappa Shares either directly in certificated form (i.e., by way of paper certificate, the holder of which is registered on the Smurfit Kappa Register of Members) or in uncertificated form through the EB System, as described in further detail below. The purpose of this Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) is to describe the manner in which Smurfit Kappa Shares are currently held, traded and settled and the way that Smurfit WestRock Shares will be held, traded and settled following Completion.

1.1	Uncertificated Smurfit Kappa Shares

More than 99% of the Smurfit Kappa Shares in issue are currently held in uncertificated form and are transferred and settled through the EB System. This includes interests in Smurfit Kappa Shares held directly through the EB System via EB Participants and Smurfit Kappa Shares represented by CDIs.

The EB System is structured as an ‘intermediated’ or ‘indirect’ system, which means that the EB Nominee is recorded on the Smurfit Kappa Register of Members as the holder of legal title to the Smurfit Kappa Shares, and trades in those Smurfit Kappa Shares are reflected by a change in Euroclear Bank’s book-entry system, instead of through a change to the Smurfit Kappa Register of Members. At the time of the migration of the Smurfit Kappa Shares to the EB System from the CREST System in March 2021 (the “EB Migration”), in order to ensure an orderly transfer to the intermediated Euroclear Bank model and to facilitate electronic trading and settlement of Smurfit Kappa Shares on the LSE, CDIs were issued to all former holders of Smurfit Kappa Shares held in CREST.

Since the EB Migration, Smurfit Kappa Shareholders can opt to hold interests in the uncertificated Smurfit Kappa Shares in one of two ways, either (i) through a nominated EB Participant in the EB System, in the form of Belgian Law Rights issued by Euroclear Bank; or (ii) through CDIs issued in the CREST System to CREST Participant accounts. In either case, the registered holder of all uncertificated Smurfit Kappa Shares is the EB Nominee. The CDIs represent Smurfit Kappa Shares deposited in the EB System and are recorded in the account of the CREST Nominee, which is an EB Participant and the nominee of the CREST Depository for the purpose of the creation of CDIs.

1.2	Certificated Smurfit Kappa Shares

Less than 1% of the Smurfit Kappa Shares in issue are currently held in certificated form. Certificated Smurfit Kappa Shareholders are named on the Smurfit Kappa Register of Members and hold the legal title to their Smurfit Kappa Shares.

2.	Settlement and dealings in Smurfit WestRock Shares at the Listing Effective Time

In order for the Smurfit WestRock Shares to be directly listed on the NYSE they must be eligible for deposit and clearing through DTC, a central securities depository that provides settlement services for companies whose securities are listed on the NYSE. Like the EB System, DTC is an intermediated settlement system where the DTC Nominee is recorded on the Smurfit WestRock Register of Members as the holder of legal title to the uncertificated Smurfit WestRock Shares and trades in those shares are reflected by changes in DTC’s book-entry system, instead of through a change to the Smurfit WestRock Register of Members.

To implement the listing of Smurfit WestRock Shares on NYSE and the LSE, and as contemplated by the Transaction Agreement, Smurfit WestRock will firstly complete the Smurfit Kappa Share Exchange. The effect of the Smurfit Kappa Share Exchange will be that, immediately following the Smurfit Kappa Share Exchange, the Smurfit WestRock Register of Members will mirror that of Smurfit Kappa immediately prior to Completion. However, to facilitate the trading and settlement of Smurfit WestRock Shares across the NYSE and the LSE, it will be necessary to transfer the legal title to the shares held by the EB Nominee in the manner described below. These transfers will be effected by the Smurfit WestRock Board using the Smurfit WestRock Constitution and will not affect or vary the ultimate beneficial ownership of the relevant Smurfit WestRock Shares.

In addition to changes in the holding of legal title to certain Smurfit WestRock Shares, Smurfit WestRock will enter into certain arrangements with Computershare Trust Company N.A. (who will become the Transfer Agent) as will be necessary in order to facilitate the trading and settlement of Smurfit WestRock Shares from the Listing Effective Time (as defined below).

Accordingly, it is proposed that, immediately following Completion, the Smurfit WestRock Board will utilise certain powers in the Smurfit WestRock Constitution to transfer legal title to all Smurfit WestRock Shares:

(i)	which are then held indirectly by record date holders of Smurfit Kappa CDIs in the CREST System to the DTC Nominee (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares) with the relevant CREST Participants credited with Smurfit WestRock DIs through CREST in place of their Smurfit Kappa CDIs; and

(ii)	held indirectly through EB Participants in the EB System in respect of entitlements to Smurfit Kappa Shares not then represented in CDI form, and which are not to be immediately represented by Smurfit WestRock DIs, as per item (i) above, directly to the Relevant EB Participants interested in those Smurfit WestRock Shares (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit Kappa Shares), and such Relevant EB Participants will be recorded as the registered holders of the relevant Smurfit WestRock Shares, to be held in ‘registered form’ on the Smurfit WestRock Register of Members.

Implementation of the proposed settlement system described in items (i)–(ii) above would mean that, upon the listing of Smurfit WestRock Shares on the NYSE and the LSE becoming effective (the “Listing Effective Time”), no Smurfit WestRock Shares would be held, directly or indirectly, through the EB System.

As a result of the migration of the settlement system from Euroclear Bank to DTC and changes to the listing venues following Completion: (i) Smurfit WestRock Shares will be listed and traded on the NYSE and settled via DTC book-entry interests; (ii) Smurfit WestRock Shares will be listed and traded on the LSE and settled via DIs; (iii) no CDIs will be in existence or used for the settlement of trades of Smurfit WestRock Shares on the LSE; and (iv) Smurfit WestRock Shares held through EB Participants immediately following the Scheme Effective Time will be transferred from the EB Nominee to the Relevant EB Participant and the settlement and holding of Smurfit WestRock Shares through EB Participants via the EB System will not be possible.

As a result, it will be necessary to cancel Smurfit Kappa’s Euronext Dublin listing on or shortly before the Listing Effective Time. This is because, for securities to be listed and to trade on Euronext Dublin, they must be held, traded and settled within a CSD that is authorised under CSDR in respect of Irish securities. To date, the EB System is the only CSD which has been authorised to provide settlement services for Irish securities admitted to trading on Euronext Dublin.

Smurfit Kappa will communicate with Relevant EB Participants later in the year in order to advise them of the steps which may be taken by them in advance of the Scheme Record Time in order to either: (i) reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System (following which their holding of interests in Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as other holdings of interests in Smurfit WestRock Shares held indirectly through DIs); or (ii) withdraw their holding of interests in Smurfit Kappa Shares from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares (following which such holdings of Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as Smurfit WestRock Shares held directly in certificated form). In the event that no action is taken by Relevant EB Participants prior to the record date for the Scheme, immediately following Completion, the legal title to all Smurfit WestRock Shares held indirectly through those EB Participants will be transferred directly to the Relevant EB Participants interested in those Smurfit WestRock Shares (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares), and such EB Participants will be recorded as the registered holders of the relevant Smurfit WestRock Shares, to be held in ‘registered form’ on the Smurfit WestRock Register of Members, which may cause delays in the ability for those EB Participants to efficiently transact in Smurfit WestRock Shares.

Custodial links have been established between DTC and the DI Depositary to facilitate cross-market transfers and secondary market trading of Smurfit WestRock Shares following the Listing Effective Time and Smurfit WestRock will enter into agreements with the DI Depositary to facilitate these arrangements.

As discussed in further detail below, the arrangements for holding interests in Smurfit WestRock Shares immediately following the Listing Effective Time will vary depending on whether the relevant holder’s interests in Smurfit Kappa Shares are held through CDIs via CREST, in certificated form or through an EB Participant via the EB System prior to the Scheme Record Time.

3.	Impact on holders of Smurfit Kappa Shares held through EB Participants

Settlement of trades of Smurfit WestRock Shares on Euronext Dublin, and the use of the EB System for holding and electronic settlement and trades in Smurfit WestRock Shares, directly or indirectly, will not be made available. Accordingly, immediately following Completion, Smurfit WestRock Shares held beneficially by EB Participants through the EB Nominee on behalf of the Relevant EB Participants will not be issued within the EB system but will be transferred from the EB Nominee and converted into ‘registered form’ to be held outside of DTC, with the Relevant EB Participants being recorded in the Smurfit WestRock Register of Members in respect of their respective holdings in such Smurfit WestRock Shares.

Smurfit WestRock Shares held through EB Participants

For the purpose of updating the Smurfit WestRock Register of Members with details of the Relevant EB Participants and their respective interests in Smurfit WestRock Shares held through EB Participants, the Transfer Agent will use the most recent name and registered address provided by the Relevant EB Participant to Euroclear Bank and held in Euroclear Bank’s records in respect of their interests in Smurfit Kappa Shares held through EB Participants immediately before Completion to update the Smurfit WestRock Register of Members unless the Relevant EB Participant provides Euroclear Bank with an updated name and registered address, and relevant supporting documentation, at least two weeks prior to the Scheme Record Time.

Holders of interests in Smurfit Kappa Shares held through EB Participants (“Existing EB Holders”) who would prefer to hold their interests in Smurfit WestRock Shares in uncertificated form, rather than in ‘registered form’, following the Listing Effective Time should contact their broker in order to reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System in good time prior to the Transfer Deadline, as described in more detail below.

In order to ensure that Existing EB Holders are aware of the intended impact on their interests in Smurfit WestRock Shares that result from the Scheme, Smurfit Kappa intends to communicate with Existing EB Holders prior to the Listing Effective Time to inform them of the Combination and to advise them of the steps which may be taken by them in advance of the Transfer Deadline in order to either: (i) reposition their holding of interests in Smurfit Kappa Shares held through EB Participants into CDIs held through the CREST System, so that, at the Listing Effective Time, their interests in the CDIs will be converted automatically into Smurfit WestRock DIs pursuant to the Scheme and Smurfit WestRock Constitution or (ii) withdraw their interests in Smurfit Kappa Shares held through EB Participants sufficiently in advance of the Transfer Deadline from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares, so that, at the Listing Effective Time, their interests will be treated in the same manner as certificated Smurfit WestRock Shares.

As discussed above, if no actions are taken by Existing EB Holders prior to the Transfer Deadline, the legal title to all Smurfit WestRock Shares held through EB Participants shall be transferred to the Relevant EB Participants (without any change to the underlying beneficial ownership of the Smurfit WestRock Shares), and the Relevant EB Participant will be recorded in the Smurfit WestRock Register of Members as the registered holder of such Smurfit WestRock Shares in which it has interests at the Scheme Record Time.

Existing EB Holders are strongly encouraged to contact the EB Participant through which they indirectly hold interests in Smurfit Kappa Shares sufficiently in advance of the Transfer Deadline to confirm what (if any) steps their nominated EB Participant intends to take prior to the Transfer Deadline and/or the impact on their rights following the Listing Effective Time in respect of their interests in Smurfit Kappa Shares and the services currently provided to them by their nominated EB Participant.

Existing EB Holders who do not want their interests in Smurfit WestRock Shares to be registered directly in the name of their nominated EB Participant on the Smurfit WestRock Register of Members should take steps to reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System or withdraw their holding of Smurfit Kappa Shares from the EB System directly into their own name (or the name of their nominee) in advance of the Transfer Deadline.

EB Participants receiving Smurfit WestRock Shares in ‘registered form’ immediately after Completion may not be able to immediately transact or settle trades in respect of those Smurfit WestRock Shares on the LSE or the NYSE until such time as (i) their holding statement is received by post from the Transfer Agent; and (ii) the Smurfit WestRock Shares are subsequently transferred, by them, to the DTC Nominee through a physical stock transfer form complete with a medallion signature guarantee, and such former EB Participants subsequently receive indirect interests in those Smurfit WestRock Shares through their nominated DTC Participant account or their nominated CREST Participant account (in the form of Smurfit WestRock DIs) (as applicable).

Holders of Smurfit WestRock Shares in ‘registered form’ can contact their broker and the Transfer Agent to arrange for their Smurfit WestRock Shares to be deposited into DTC and to be held via a DTC Participant, or the DI Custodian’s DTC Participant account.

The Transfer Agent will require a medallion signature guarantee for a transfer of Smurfit WestRock Shares by a person holding in ‘registered form’ (save for in circumstances where such Smurfit WestRock Shares are transferred by a US resident Smurfit WestRock Shareholder with a shareholding value equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Smurfit WestRock Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion programme recognised by the Securities Transfer Association. Alternatively, Irish residents with a shareholding value of €62,000 or less may apply to use a ‘Signature Validation Service’ provided by Computershare Ireland, for which a fee is payable. Smurfit WestRock Shareholders may consult www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees and the ‘Signature Validation Service’ supported by Computershare Ireland. Signature guarantees from financial institutions that are not participating in a recognised medallion programme will not be accepted. A notary public cannot provide signature guarantees. Holders of Smurfit WestRock Shares in ‘registered form’ can contact the Transfer Agent for further information.

Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs and other registered Scheme Shares

For the avoidance of doubt, Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs immediately following Completion will be issued to and immediately transfer from the EB Nominee to DTC, with legal title to such shares transferring to the DTC Nominee pursuant to the Scheme as described in further detail above and in section 4 (Impact of Scheme and Transfer of Smurfit WestRock Shares held by EB Nominee on Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs) below.

4.	Impact of Scheme and Transfer of Smurfit WestRock Shares held by EB Nominee on Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs

Subject to Completion, applications will be made for the Smurfit WestRock Shares to be admitted to the standard listing segment of the Official List of the FCA and to trading on the LSE’s main market for listed securities.

Settlement

In order to settle transactions on the LSE, interests in Smurfit WestRock Shares will need to be held as DIs. In order to facilitate this, at the Listing Effective Time, the existing CDI facility will be cancelled and each CDI will be replaced with a DI on a one-for-one basis. The DIs will be issued by the DI Depositary through CREST, however the Smurfit WestRock Shares underlying the DIs will be registered in the name of DTC Nominee. DTC will credit the DI Custodian’s DTC Participant account with book-entry interests in respect of the Smurfit WestRock Shares to be represented by the DIs, and the DI Depositary will in turn create and issue DIs to the securities custody accounts of the relevant CREST participants.

DIs will be created and issued under the terms of the deed poll made by the DI Depositary (the “DI Deed”), which will govern the relationship between the DI Depositary and the holders of Smurfit WestRock DIs. The DI Deed will be available on request from the DI Depositary from the date of the Notice of Scheme Meeting and the Notice of EGM. More information about the rights of holders of DIs is set out below. To request a copy of the DI Deed, please contact the DI Depositary by phone on +353 1 447 5590 (from inside Ireland) or +44 370 707 1456 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and England).

The DI Depositary will maintain a register of holders of Smurfit WestRock DIs and will make a copy of such register available to Smurfit WestRock.

Withdrawing Smurfit WestRock Shares held through DIs

After the Listing Effective Time, holders of Smurfit WestRock DIs will be able to cancel their DIs by submitting a cross-border instruction in respect of the underlying Smurfit WestRock Shares to the DI Depositary in the form of a CREST stock withdrawal message. This message must include the account information of the nominated DTC Participant to be credited with such Smurfit WestRock Shares, in accordance with the rules and practices of the DI Depositary and DTC. When submitting such cross-border instruction, holders of Smurfit WestRock DIs will be required to warrant that such transfer will not represent a change in beneficial ownership.

Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on the NYSE.

Cancellation of Smurfit WestRock DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling DIs and lodging cross-border instructions, holders of Smurfit WestRock DIs should contact the DI Depositary by phone on +353 1 447 5590 (from inside Ireland) or +44 370 707 1456 (from outside Ireland). Lines are open 9:00 a.m. to 5:00 p.m., Monday to Friday (excluding public holidays in Ireland and England).

For questions in relation to the repositioning of Smurfit WestRock Shares between DTC (for trading on NYSE) and the DI service (for trading on LSE), please contact your appointed broker or the Transfer Agent. For assistance repositioning from CREST (as DIs) to DTC, via uk.globaltransactions@computershare.com. For assistance repositioning from DTC to CREST (as DIs), via us.globaltransactions@computershare.com.

Dividends, meetings and other shareholder rights

Following the Listing Effective Time, holders of Smurfit WestRock DIs will have rights similar to the current rights of holders of CDIs in respect of Smurfit Kappa, save that the identity of the depository issuing the securities will change. Under the DI Deed, the DI Depositary will: (a) send out notices of annual general meetings and general meetings to the holders of DIs; and (b) produce a definitive list of holders of Smurfit WestRock DIs at the record date for such annual general meetings and general meetings. Holders of Smurfit WestRock DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian in respect of their interests in the underlying Smurfit WestRock Shares.

As a result, the holders of Smurfit WestRock DIs will be able to:

(a)	receive notices of general meetings of Smurfit WestRock;

(b)	give directions as to voting at general meetings of Smurfit WestRock;

(c)	request to be appointed as proxy in respect of Smurfit WestRock Shares underlying their Smurfit WestRock DIs, enabling them to attend and speak at general meetings of Smurfit WestRock; and

(d)	request copies of the annual report and accounts of Smurfit WestRock and all other documents issued by Smurfit WestRock to Smurfit WestRock Shareholders generally.

Holders of Smurfit WestRock DIs will otherwise be treated in the same manner as if they were the registered holders of the Smurfit WestRock Shares underlying their DIs, insofar as is possible in accordance with applicable law, DTC arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of Smurfit WestRock Shares.

In relation to dividends payable in respect of interests in Smurfit WestRock Shares held in the form of Smurfit WestRock DIs, the DI Depositary will pay such distributions to the relevant holders of Smurfit WestRock DIs in the default dividend payment currency fixed by the Smurfit WestRock Board from time to time (which is expected to be US dollars) unless the relevant holders of Smurfit WestRock DIs have lodged a valid currency payment election through CREST with the DI Depositary for such payments to be payable in sterling or euro.

Preferences and other instructions given to Smurfit Kappa and in force at the Listing Effective Time relating to Smurfit Kappa Shares previously held through CDIs (and to be represented by Smurfit WestRock DIs following the Listing Effective Time) shall not be valid and effective mandates, preferences and instructions to the DI Depositary. Further information on electing for alternative currency preferences is set out in the FAQ regarding the Combination.

Other terms of the DI Deed

Holders of Smurfit WestRock DIs will be required to warrant, among other things, that any Smurfit WestRock Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) will be free and clear of all third-party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the Smurfit WestRock DI holder; and/or (ii) sell the underlying Smurfit WestRock Shares and make such deductions from the proceeds of sale as may be required for this purpose or to meet any tax liability of such DI holder in respect of which the DI Depositary is required to make any deduction or withholding.

The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of Smurfit WestRock, the CREST operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with DIs.

The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to DI Holders. The DI Depositary may amend the DI Deed by giving 30 days’ notice to DI Holders where such amendments do not, in the reasonable opinion of the DI Depositary, materially affect the interests of the holders of DIs. For any amendment which shall, in the reasonable opinion of the DI Depositary, be materially prejudicial to the interests of the Smurfit WestRock DI holders as a whole, such amendments shall not take effect until 40 days after service of notice on the DI Holders.

The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of Smurfit WestRock DIs to provide information in relation to their holdings of Smurfit WestRock DIs on the same basis as such information may be required from a holder of Smurfit WestRock Shares.

5.	Trading and Settlement of Smurfit WestRock Shares on the NYSE after the Listing Effective Time

Subject to Completion, the Smurfit WestRock Shares are expected to be listed on the NYSE and (in the case of uncertificated Smurfit WestRock Shares traded on the NYSE) will be settled via DTC.

Settlement

DTC holds securities deposited by DTC Participants and facilitates post-trade settlement among DTC Participants of transactions in deposited securities through electronic computerised book-entry transfers between DTC Participants’ accounts. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is also available to intermediaries that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. Purchases of Smurfit WestRock Shares held through DTC must be made by or through a direct DTC Participant, which will receive a credit in respect of the Smurfit WestRock Shares on DTC’s records. The ownership interest of each actual purchaser of Smurfit WestRock Shares (i.e., the beneficial owner) is in turn to be recorded on the direct and indirect DTC Participants’ records.

Dividends, meetings and other shareholder rights

Conveyance of notices and other communications by (i) DTC to direct DTC Participants, (ii) by direct DTC Participants to indirect participants, and (iii) by direct participants and indirect participants to beneficial owners will be governed by the arrangements in place among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor the DTC Nominee will consent or vote with respect to the Smurfit WestRock Shares. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date for a meeting of shareholders or other action requiring the consent or vote of shareholders. The omnibus proxy assigns the DTC Nominee’s consent or voting rights to those direct DTC Participants to whose accounts shares are credited on the record date (identified in a listing attached to the omnibus proxy).

Shareholders that hold book-entry interests in Smurfit WestRock Shares through DTC will receive all distributions of dividends or other payments with respect to Smurfit WestRock Shares in US dollars, unless they have submitted alternative instructions to the extent permitted by, and in accordance with the procedures of, DTC and the relevant direct and indirect DTC Participants.

The voting/proxy process to be followed by Smurfit WestRock Shares following the Listing Effective Time will depend on how your interests in Smurfit WestRock Shares are held. Detailed instructions will be included within your general meeting materials, however generally speaking, if you become a Smurfit WestRock DI holder, you will be able to vote online or via CREST. If your Smurfit WestRock Shares are held with a DTC Participant, your vote will be collected through your broker. If you are a registered holder, you will be able to vote online, by post, or by Interactive Voice Response.

6.	Smurfit WestRock Shares held in registered form

Shareholders who hold their Smurfit Kappa Shares in certificated form immediately prior to the Listing Effective Time will be named on the Smurfit WestRock Register of Members as the registered owner of the relevant Smurfit WestRock Shares following the Listing Effective Time. However, the physical share certificates representing certificated Smurfit Kappa Shares will be cancelled pursuant to the Scheme at the Listing Effective Time and replaced by corresponding book-entries on the register of members maintained by the Transfer Agent. Such Smurfit WestRock Shareholders will receive a statement issued by the Transfer Agent confirming their holding of Smurfit WestRock Shares, which will be held in ‘registered form’ following the Scheme Effective Time. The cancellation of existing Smurfit Kappa Group plc paper certificates and their replacement with book entry interests in the records of Smurfit WestRock is without prejudice to the right of registered holders of Smurfit WestRock Shares to request a share certificate, at cost, following the Listing Effective Time, to the extent permitted by Irish law and the Smurfit WestRock Constitution.

After the Listing Effective Time, holders of Smurfit WestRock Shares in ‘registered form’ will be entitled to deposit their Smurfit WestRock Shares into DTC and to hold them via a DTC Participant, including the DI Custodian’s DTC Participant account in the case of Smurfit WestRock DIs, should they wish to do so. This deposit can be effected by giving appropriate instructions to a broker, bank or custodian, and taking certain steps to have their Smurfit WestRock Shares transferred to and deposited with DTC or the CREST System if such holder wants to trade the Smurfit WestRock Shares on the NYSE or the LSE, as applicable. For assistance with this process, the holders of Smurfit WestRock Shares should contact their nominated broker or custodian. The process for depositing the Smurfit WestRock Shares in the CREST System would require the shareholder to also request and lodge a cross-border instruction form.

Following the Listing Effective Time, any deposit of Smurfit WestRock Shares in ‘registered form’ into DTC will entail interaction with a broker and/or custodian and may involve certain costs being incurred and delays in transferring such shares. The timeframe and process for execution of a trade may be different from the comparable process for the deposit of Smurfit Kappa Shares into the EB System prior to the Scheme Effective Date, and shareholders should ensure that they understand the procedures and timing involved before commencing any transaction in order to avoid unnecessary delays.

As described above, following the Listing Effective Time, the Transfer Agent will require a medallion signature guarantee for a transfer of Smurfit WestRock Shares by a person holding in ‘registered form’ (save for in circumstances where such Smurfit WestRock Shares are transferred by a US resident shareholder with a shareholding value equal to less than $10,000, and/or in certain circumstances as the Transfer Agent may determine from time to time), and this may result in additional costs and delays in transferring such Smurfit WestRock Shares. A medallion signature guarantee may be obtained from a US bank or trust company, broker-dealer, clearing agency, savings association or other financial institution which participates in a medallion programme recognised by the Securities Transfer Association. Alternatively, Irish residents with a shareholding value of €62,000 or less may apply to use a ‘Signature Validation Service’ provided by Computershare Ireland, for which a fee is payable. Shareholders may consult www.computershare.com/us/what-is-a-medallion-guarantee for information on possible overseas providers of medallion signature guarantees and the ‘Signature Validation Service’ supported by Computershare Ireland. Signature guarantees from financial institutions that are not participating in a recognised medallion programme will not be accepted. A notary public cannot provide signature guarantees. Holders of Smurfit WestRock Shares in ‘registered form’ can contact the Transfer Agent for further information.

Please note that all other mandates, preferences and communications (including in relation to currency elections and payment methods) in force and notified to Smurfit Kappa Group plc prior to the Scheme Effective Date relating to certificated Smurfit Kappa Shares shall no longer be deemed as valid following the Scheme Effective Date. Upon receipt of their ownership statement from the Transfer Agent, registered shareholders should contact the Transfer Agent to provide their preferences to have them recorded and applied going forward, including in relation to currency election for dividend payments.

7.	Taxation

Please refer to Part VI (Summary of the Tax Consequences of the Combination) of this document, which sets out certain statements in respect of the Irish, UK and US taxation matters relating to the Combination.

Part VI
Summary of the Tax Consequences of the Combination

1.	Irish Tax Considerations

Scope of Summary

The following is a general summary of the material Irish tax considerations of (a) the Combination generally expected to be applicable to certain beneficial owners of Smurfit Kappa Shares; and (b) owning and disposing of Smurfit WestRock Shares after the Combination. The summary contained in this paragraph 1 of this Part VI (Summary of the Tax Consequences of the Combination) is based on Smurfit Kappa’s understanding of existing Irish tax laws and the published practice of the Revenue Commissioners of Ireland (“Irish Revenue”) at the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this paragraph 1 of this Part VI (Summary of the Tax Consequences of the Combination), possibly with retroactive effect. Furthermore, Smurfit Kappa can provide no assurances that the tax consequences contained in this summary will not be challenged by Irish Revenue or will be sustained by an Irish court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. The following summary is not exhaustive and Smurfit Kappa Shareholders should consult their own tax advisers about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Combination and the acquisition, ownership and disposition of Smurfit WestRock Shares in the future. Furthermore, the following summary applies only to Smurfit Kappa Shareholders who currently hold, and Smurfit WestRock Shareholders who will hold, their shares as capital assets and does not apply to all categories of ordinary shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or ordinary shareholders who have, or who are deemed to have, acquired their ordinary shares by virtue of an office or employment and such persons may be subject to special rules.

Taxation of Chargeable Gains

The current rate of tax on chargeable gains in Ireland is thirty-three percent (33%).

The Smurfit Kappa Share Exchange

Smurfit Kappa Shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes should not be liable for Irish capital gains tax (“Irish CGT”) on the disposal of their Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange, unless such shares were used in or for the purposes of a trade carried on by the shareholder in Ireland through a branch or agency or were used or held or acquired for use by or for the purposes of the branch or agency.

Smurfit Kappa Shareholders who are resident or ordinarily resident for tax purposes in Ireland, or who have used their shares in or for the purposes of a trade carried on by the shareholder in Ireland through a branch or agency, or whose shares were used or held or acquired for use by or for the purposes of such a branch or agency will, subject to the availability of any exemptions and reliefs (for example, company amalgamation relief, which would operate to treat the Smurfit WestRock Shares received as part of the Smurfit Kappa Share Exchange as the same asset (which was acquired at the same time and for the same consideration), as the Smurfit Kappa Shares exchanged), generally be within the charge to Irish CGT in relation to the Smurfit Kappa Share Exchange. Such shareholders should consult their own tax advisors as to the Irish tax consequences of the Smurfit Kappa Share Exchange.

A Smurfit Kappa Shareholder who is an individual and is temporarily not resident in Ireland may, in certain circumstances under Irish anti-avoidance legislation, still be liable for Irish CGT on any chargeable gain realised upon the subsequent disposal of Smurfit Kappa Shares during the period in which such individual is non-Irish tax resident.

The Securities Depositary Transfer

Smurfit WestRock Shareholders should not be liable for Irish CGT on the Securities Depositary Transfer on the basis that the Securities Depositary Transfer should not be treated as giving rise to a disposal of the beneficial ownership of the Euroclear Smurfit WestRock Shares for Irish CGT purposes.

Post-Combination

Smurfit WestRock Shareholders who are neither resident nor ordinarily resident in Ireland for Irish tax purposes should not be liable for Irish CGT on a subsequent disposal of their Smurfit WestRock Shares unless such shares are used in or for the purposes of a trade carried on by the shareholder in Ireland through a branch or agency, or are used or held or acquired for use by or for the purposes of the branch or agency.

Smurfit WestRock Shareholders who are resident or ordinarily resident for tax purposes in Ireland will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT on the disposal of Smurfit WestRock Shares. Such shareholders should consult their own tax advisers as to the Irish tax consequences of any such disposal.

A Smurfit WestRock Shareholder who is an individual and is temporarily not resident in Ireland may, in certain circumstances under Irish anti-avoidance legislation, still be liable for Irish CGT on any chargeable gain realised upon the subsequent disposal of Smurfit WestRock Shares during the period in which such individual is a non-Irish tax resident.

Irish stamp duty

The rate of Irish stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the greater of the price paid or the market value of the shares acquired. Where Irish stamp duty arises, it is generally a liability of the transferee. However, in the case of a gift or transfer at less than fair market value, all parties to the transfer are jointly and severally liable.

The Smurfit Kappa Share Exchange

No Irish stamp duty should be payable by the Smurfit Kappa Shareholders on the issuance of the Smurfit WestRock Shares or the transfer of the Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange.

The Securities Depositary Transfer

Smurfit WestRock Shareholders should not have a liability to Irish stamp duty in respect of the Securities Depositary Transfer to the extent that:

•	there is no change in the beneficial ownership of the relevant Euroclear Smurfit WestRock Shares as a result of the transfer of such Euroclear Smurfit WestRock Shares into DTC; and

•	the transfer into DTC is not effected in contemplation of a sale of such Euroclear Smurfit WestRock Shares by a beneficial owner to a third party.

The Merger

No Irish stamp duty should be payable in respect of the Merger.

Post-Combination

Following the Combination, Irish stamp duty may be payable in respect of transfers of Smurfit WestRock Shares, depending on the manner in which the Smurfit WestRock Shares are held and the way in which transfers of the Smurfit WestRock Shares are effected. Smurfit WestRock expects to enter into arrangements with DTC to allow the Smurfit WestRock Shares to be settled through the facilities of DTC. As such, the summary below discusses separately, Smurfit WestRock Shareholders who hold their Smurfit WestRock Shares through DTC and those who do not.

Shares Held Through DTC

A transfer of Smurfit WestRock Shares effected by means of the transfer of book entry interests through DTC should not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Smurfit WestRock Shares other than by means of the transfer of book entry interests through DTC will generally be subject to Irish stamp duty at the current rate of 1% on the greater of the price paid or the market value of the relevant shares, including a transfer of Depositary Interests within the CREST System.

Smurfit WestRock Shareholders wishing to transfer their shares into (or out of) DTC after the Combination may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

Dividend Withholding Tax

Irish dividend withholding tax (“DWT”) should not arise on the Combination.

Following the Combination, unless exempted, a withholding tax (currently at a rate of 25%) will apply to dividends or other distributions paid by Smurfit WestRock. The withholding tax requirement will not apply to distributions paid to certain categories of Irish tax resident Smurfit WestRock Shareholders and certain categories of non-Irish tax resident Smurfit WestRock Shareholders.

Smurfit WestRock Shares held by Irish tax residents

The following Irish tax resident Smurfit WestRock Shareholders are exempt from DWT if they are beneficially entitled to such distribution and if, on a timely basis in advance of the payment of any relevant distribution, Computershare Trust Company NA or other transfer agent (the “Transfer Agent”), or in respect of such Smurfit WestRock Shares held in uncertified form, any qualifying intermediary appointed by Smurfit WestRock, has received from the holder, an appropriate declaration of entitlement to exemption:

•	Irish resident companies;

•	pension schemes approved by Irish Revenue;

•	qualifying fund managers or qualifying savings managers in relation to approved retirement funds or approved minimum retirement funds;

•	Personal Retirement Savings Account (“PRSA”) administrators who receive the relevant distribution as income arising in respect of the PRSA assets;

•	Pan-European Pension Product (“PEPP”) providers who receive the relevant distribution as income arising in respect of the PEPP assets;

•	qualifying employee share ownership trusts;

•	collective investment undertakings;

•	tax-exempt charities;

•	designated brokers receiving the distribution for special portfolio investment accounts;

•	persons who are entitled to exemption from Irish income tax on distributions in respect of an investment in whole or in part of payments received from a civil action or from the Personal Injuries Assessment Board for damages in respect of a mental or physical infirmity;

•	certain qualifying trusts established for the benefit of an incapacitated individual and/or persons in receipt of income from such a qualifying trust;

•	persons entitled to exemption from Irish income tax by virtue of Section 192(2) of the Taxes Consolidation Act 1997 (the “TCA”);

•	certain pension schemes authorised by a country with which Ireland has a Tax Information Exchange Agreement pursuant to Section 826(1B) of the TCA;

•	unit trusts to which Section 731(5)(a) of the TCA applies; or

•	certain Irish Revenue approved amateur and athletic sport bodies.

Smurfit WestRock Shares held by non-Irish tax residents

The following non-Irish tax resident Smurfit WestRock Shareholders are exempt from DWT if they are beneficially entitled to the distribution and (subject to the paragraph entitled “Smurfit WestRock Shares held by US residents” of this Part VI (Summary of the Tax Consequences of the Combination)), if, on a timely basis in advance of the payment of any relevant distribution, the Transfer Agent or, in respect of Smurfit WestRock Shares held in uncertified form, any qualifying intermediary appointed by Smurfit WestRock, has received from the holder of such shares an appropriate declaration of entitlement to exemption:

•	persons (other than a company) who (i) are neither tax resident nor ordinarily resident in Ireland; and (ii) are resident for tax purposes in (a) an EU Member State or European Economic Area state other than Ireland; or (b) a country with which Ireland has a double tax treaty (“DTT Country”);

•	companies not tax resident in Ireland which are (i) tax resident in an EU Member State, European Economic Area state or DTT Country; and (ii) not under the control, whether directly or indirectly, of a person or persons who is or are tax resident in Ireland;

•	companies not tax resident in Ireland which are directly or indirectly under the control of a person or persons who is or are, by virtue of the law of a DTT Country, an EU Member State or European Economic Area state, resident for tax purposes in a DTT Country, EU Member State or European Economic Area state other than Ireland and who is or are not under the control, whether directly or indirectly, of a person or persons who is or are not resident for tax purposes in a DTT Country, an EU Member State or European Economic Area state;

•	companies not tax resident in Ireland, the principal class of shares of which is substantially and regularly traded on a recognised stock exchange in a DTT Country, an EU Member State or European Economic Area state including Ireland or on an approved stock exchange; or

•	companies not tax resident in Ireland that are 75% subsidiaries of a single company, or are wholly-owned by two or more companies, in either case the principal class of shares of which is or are substantially and regularly traded on a recognised stock exchange in a DTT Country or an EU Member State or European Economic Area state, including Ireland or on an approved stock exchange.

For non-Irish tax resident Smurfit WestRock Shareholders that cannot avail themselves of one of Ireland’s domestic law exemptions from DWT, it may be possible for such Smurfit WestRock Shareholders to rely on the provisions of a double tax treaty to which Ireland is a party to reduce the rate of DWT.

In order to ensure sufficient time to process the receipt of DWT forms, a Smurfit WestRock Shareholder, where required, must furnish the relevant DWT form to:

•	its broker (with the relevant information further transmitted to any qualifying intermediary appointed by Smurfit WestRock) before the record date for the distribution (or such later date before the distribution payment date as may be notified to the holder of Smurfit WestRock Shares by the broker) if its Smurfit WestRock Shares are held in uncertified form; or

•	the Transfer Agent at least seven Business Days before the record date of the distribution if its Smurfit WestRock Shares are held in ‘registered form’.

Smurfit WestRock Shares held by US tax residents

A submission has been made to Irish Revenue to confirm that distributions paid in respect of Smurfit WestRock Shares owned by US tax residents and held through DTC will not be subject to DWT provided the address of the beneficial owner of such shares in the records of the broker holding such shares is in the United States (and such broker has further transmitted the relevant information to a qualifying intermediary appointed by Smurfit WestRock).

A submission has also been made to Irish Revenue to confirm that distributions paid in respect of Smurfit WestRock Shares owned by US tax residents and held directly (outside of DTC) will not be subject to DWT provided that the shareholder has completed the appropriate DWT form (as per the paragraph entitled “Smurfit WestRock Shares held by non-Irish tax residents” of this Part VI (Summary of the Tax Consequences of the Combination)) and this form remains valid or provides a Form IRS 6166. Such shareholders must provide the appropriate DWT form or Form IRS 6166 to the qualifying intermediary or Transfer Agent at least seven Business Days before the record date for the relevant distribution.

If any Smurfit WestRock Shareholder tax resident in the US receives a distribution from which DWT has been withheld, the Smurfit WestRock Shareholder may be entitled to apply for a refund of such DWT from Irish Revenue, provided the Smurfit WestRock Shareholder is beneficially entitled to the distribution.

Smurfit WestRock Shares held by other persons

Smurfit WestRock Shareholders that do not fall within any of the categories referred to above may fall within other exemptions from DWT. If any Smurfit WestRock Shareholders are exempt from DWT, but receive distributions subject to DWT, such Smurfit WestRock Shareholders may apply for refunds of such DWT from Irish Revenue.

Distributions paid in respect of Smurfit WestRock Shares held through DTC that are owned by a partnership formed under the laws of a DTT Country and where all the partners are resident in a DTT Country should be entitled to an exemption from DWT if all of the partners complete the appropriate DWT forms (or, in the case of US tax resident partners, provide a completed IRS Form 6166) and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by Smurfit WestRock) before the record date for the distribution. If any partner in the partnership is not a resident of a DTT Country, no partner is entitled to the exemption from DWT.

Qualifying Intermediary

Prior to paying any distribution, Smurfit WestRock will execute an agreement with an entity that is recognised by Irish Revenue as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of the Smurfit WestRock Shares that are held through DTC (“Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co, as nominee for DTC, any dividend or other distribution in cash with respect to the Deposited Securities after Smurfit WestRock delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

Smurfit WestRock will rely on information received directly or indirectly from its qualifying intermediary, brokers and its Transfer Agent in determining where Smurfit WestRock Shareholders are resident, whether they have provided the required US tax information and whether they have provided the required DWT forms.

Links to various DWT forms are available at www.revenue.ie/en/companies-and-charities/dividend-withholding-tax/exemptions-for-non-residents.aspx. Such forms are generally valid, subject to a change in circumstances, until 31 December of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on Smurfit WestRock Shares

Irish income tax may arise for certain persons in respect of distributions received from Irish resident companies.

A non-Irish tax resident Smurfit WestRock Shareholder that is entitled to an exemption from DWT will generally have no Irish income tax or USC liability on a distribution from Smurfit WestRock. A non-Irish tax resident Smurfit WestRock Shareholder that is not entitled to an exemption from DWT, and therefore is subject to DWT, generally will have no additional Irish income tax liability or USC liability. The DWT deducted by Smurfit WestRock should discharge the Irish income tax liability and USC liability.

Capital Acquisitions Tax

Irish CAT should not arise upon the Combination.

Following the Combination, a gift or inheritance of Smurfit WestRock Shares (including Depositary Interests and shares held through DTC) should be within the charge to CAT notwithstanding that the donor or the donee / successor in relation to such gift or inheritance is domiciled and resident outside Ireland. This is because Smurfit WestRock Shares are regarded as property situated in Ireland for CAT purposes.

CAT is currently charged at a rate of 33% above a tax-free threshold, subject to available reliefs and exemptions. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee; and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT, as are gifts to certain charities. Children currently have a lifetime tax-free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

Depositary Interests may also be treated as assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, the death of a holder of Depositary Interests or a gift of Depositary Interests by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. To the extent that the same event gives rise to CAT and UK inheritance tax, relief may be available under the Convention between the United Kingdom and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and Inheritances and on Gifts dated 7 December 1977. Holders for whom this may be relevant should consult their own tax advisors.

US citizens or US domiciled persons for federal estate tax purposes who hold Smurfit WestRock Shares or Depositary Interests may fall within the charge to Federal Estate Tax or other US transfer taxes on a gift or inheritance of those Smurfit WestRock Shares. Where CAT arises on the same event, a credit may be available but only insofar as the event concerned is an inheritance, for any CAT paid under the Convention between the Government of Ireland and the Government of the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on the estates of Deceased Persons. Smurfit WestRock Shareholders for whom this may be relevant should consult their own tax advisors.

THE IRISH TAX CONSIDERATIONS SUMMARISED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO SMURFIT KAPPA SHAREHOLDERS. EACH SMURFIT KAPPA SHAREHOLDER SHOULD CONSULT THEIR OWN TAX ADVISER AS TO THE TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

2.	UK Tax Considerations

Scope of Summary

The following is a general summary of the material UK tax considerations of the Combination, and of owning and disposing of Smurfit WestRock Shares after the Combination, for Smurfit Kappa Shareholders and Smurfit WestRock Shareholders who are resident in the United Kingdom for UK tax purposes. The summary contained in this paragraph 2 of this Part VI (Summary of the Tax Consequences of the Combination) is based on Smurfit Kappa’s understanding of existing UK tax law and the published practice of His Majesty’s Revenue and Customs (“HMRC”) at the date of this Circular. Legislative, administrative or judicial changes may modify the tax consequences described in this paragraph 2 of this Part VI (Summary of the Tax Consequences of the Combination), possibly with retroactive effect. Furthermore, Smurfit Kappa can provide no assurances that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a UK court if they were to be challenged.

The following summary does not constitute tax advice and is intended only as a general guide. It relates only to certain limited aspects of the UK taxation treatment of Smurfit Kappa Shareholders and Smurfit WestRock Shareholders who are resident in the United Kingdom for UK tax purposes. The tax position of certain categories of Smurfit Kappa Shareholders and Smurfit WestRock Shareholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their Smurfit Kappa Shares or Smurfit WestRock Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, non-residents carrying on a trade, profession or vocation in the United Kingdom. In addition, the summary below may not apply to any Smurfit Kappa Shareholder or Smurfit WestRock Shareholder who, either alone or together with one or more associated persons, controls directly or indirectly at least 10% of the voting rights of Smurfit Kappa or Smurfit WestRock. Smurfit Kappa Shareholders and Smurfit WestRock Shareholders should consult their own tax advisers about the UK tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Combination and the acquisition, ownership and disposition of Smurfit WestRock Shares in the future.

Taxation of chargeable gains

A disposal or deemed disposal of shares by a shareholder who is resident (and in the case of individual shareholders, domiciled) in the United Kingdom for UK tax purposes may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains (“UK CGT”).

The Smurfit Kappa Share Exchange

For the purposes of UK CGT, subject to the comments in the paragraph below, the Smurfit Kappa Share Exchange should be treated as a reorganisation of share capital. Smurfit Kappa Shareholders who receive Smurfit WestRock Shares should not be treated as making a disposal of all or part of their Smurfit Kappa Shares and no liability to UK CGT should arise. Instead, the Smurfit WestRock Shares acquired and the Smurfit Kappa Shares which are transferred to Smurfit WestRock should, for UK CGT purposes, be treated as the same asset and as having been acquired at the same time as the Smurfit Kappa Shares.

If a Smurfit Kappa Shareholder alone or together with persons connected with them holds more than 5% of the Smurfit Kappa Shares, such Smurfit Kappa Shareholder will only be eligible for the treatment described above if the Smurfit Kappa Share Exchange is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to UK CGT. Smurfit Kappa Shareholders are advised that statutory clearance will not be sought from HMRC (under section 138 of the Taxation of Chargeable Gains Act 1992) that HMRC are satisfied that the Merger will be effected for bona fide commercial reasons and will not form part of such a scheme or arrangement.

The Securities Depositary Transfer

The Securities Depositary Transfer is not expected to give rise to a liability to UK CGT, either on the basis that the Securities Depositary Transfer does not give rise (or should not be treated as giving rise) to a disposal of Euroclear Smurfit WestRock Shares, or on the basis that under the securities identification rules any disposal should be treated as being of the Smurfit WestRock Shares acquired in the Securities Depositary Transfer and therefore at no gain and no loss. There is therefore expected to be no effect on the base cost available to be taken into account by Smurfit WestRock Shareholders in computing the gain on any subsequent disposals.

Cancellation of Belgian Law Rights for underlying Smurfit Kappa Shares

If Smurfit Kappa Shareholders who hold their interests in Smurfit Kappa Shares as Belgian Law Rights take the necessary steps to withdraw their holding of interests in Smurfit Kappa Shares from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares (see paragraph 4 of Part IX (Scheme of Arrangement Explanatory Statement)), so that they do not participate in the Securities Depositary Transfer, such Smurfit Kappa Shareholders are not expected to be liable to UK CGT in respect of the withdrawal, either on the basis that the withdrawal does not give rise (or should not be treated as giving rise) to a disposal of the Smurfit Kappa Shares, or on the basis that under the securities identification rules any disposal should be treated as being of the Smurfit Kappa Shares acquired in the withdrawal and therefore at no gain and no loss. There is therefore expected to be no effect on the base cost available to be taken into account by such Smurfit Kappa Shareholders in computing the gain on any subsequent disposals.

Post-Combination

A disposal or deemed disposal of the Smurfit WestRock Shares (including Smurfit WestRock DIs or DTC book-entry interests and Smurfit WestRock Shares represented by them) by a UK resident Smurfit WestRock Shareholder may, depending on the Smurfit WestRock Shareholder’s facts and circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of UK CGT.

An individual Smurfit WestRock Shareholder who has been resident for tax purposes in the United Kingdom but who ceases to be so resident or becomes treated as resident outside the United Kingdom for the purposes of a double tax treaty (“Treaty non-resident”) for a period of five years or less and who disposes of all or part of his or her Smurfit WestRock Shares during that period may be liable to capital gains tax on his or her return to the United Kingdom, subject to any available exemptions or reliefs.

Dividends

Following the Combination, dividend payments may be made without withholding or deduction for or on account of UK income tax.

UK resident individual Smurfit WestRock Shareholders

Dividends received by individual Smurfit WestRock Shareholders resident and domiciled for tax purposes in the United Kingdom will be subject to UK income tax. This is charged on the gross amount of any dividend paid before the deduction of DWT (the “gross dividend”).

Under the current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “nil rate band”) for the first £1,000 of non-exempt dividend income in any tax year and different rates of tax for dividend income that exceeds the nil rate band. No tax credit attaches to dividend income. For these purposes “dividend income” includes UK and non-UK source dividends and certain other distributions in respect of shares. For UK tax purposes the gross dividend paid by Smurfit WestRock must generally be brought into account.

An individual Smurfit WestRock Shareholder who is resident for tax purposes in the United Kingdom and who receives a dividend from Smurfit WestRock will not be liable to UK tax on the dividend to the extent that (taking account of any other non-exempt dividend income received by the Smurfit WestRock Shareholder in the same tax year) that dividend falls within the nil rate band.

To the extent that (taking account of any other non-exempt dividend income received by the Smurfit WestRock Shareholder in the same tax year) the dividend exceeds the nil rate band, it will be subject to UK income tax at 8.75% to the extent that it falls below the threshold for higher rate UK income tax. To the extent that (taking account of other non-exempt dividend income received in the same tax year) it falls above the threshold for higher rate UK income tax then the dividend will be taxed at 33.75% to the extent that it is within the higher rate band, or 39.35% to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a Smurfit WestRock Shareholder’s income. In addition, dividends within the nil rate band which would (if there was no nil rate band) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate UK income tax is exceeded.

Smurfit WestRock Shareholders subject to UK income tax on a dividend paid by Smurfit WestRock will also generally be entitled to a credit against that tax for DWT deducted at source from the dividend payment to the extent such withholding tax cannot be reduced by a claim under the Double Tax Treaty between the United Kingdom and Ireland. To the extent that the withholding tax exceeds the UK tax the excess will be an absolute cost.

An individual Smurfit WestRock Shareholder who has been resident for tax purposes in the United Kingdom but who ceases to be so resident or becomes treated as Treaty non-resident for a period of five years or less and who receives or becomes entitled to dividends from Smurfit WestRock during that period of temporary non-residence may, if Smurfit WestRock is treated as a close company for UK tax purposes and certain other conditions are met, be liable for UK income tax on those dividends on their return to the United Kingdom.

UK resident corporate Smurfit WestRock Shareholders

It is likely that most dividends paid on the Smurfit WestRock Shares to UK resident corporate shareholders would fall within one or more of the classes of dividend qualifying for exemption from corporation tax. However, it should be noted that the exemptions are not comprehensive and are also subject to anti-avoidance rules.

Where a dividend paid by Smurfit WestRock is treated as exempt, the holder will not be entitled to claim relief by way of credit in the United Kingdom in respect of any tax paid by the holder under the laws of Ireland, either directly or by deduction, in respect of that dividend.

UK stamp duty and stamp duty reserve tax

Smurfit Kappa Share Exchange

No UK stamp duty or stamp duty reserve tax (“SDRT”) should be payable by the Smurfit Kappa Shareholders on the transfer of Smurfit Kappa Shares to Smurfit WestRock or the issue of Smurfit WestRock Shares, in each case as part of the Smurfit Kappa Share Exchange.

Securities Depositary Transfer

No liability to UK stamp duty or SDRT will arise on the Securities Depositary Transfer.

Merger

No liability to UK stamp duty or SDRT will arise in respect of the Merger.

Post-Combination

No UK stamp duty or SDRT will be payable in respect of the issue of Smurfit WestRock Shares to Smurfit WestRock Shareholders.

No UK stamp duty will be payable in respect of transfers of Smurfit WestRock Shares (including transfers of Smurfit WestRock DIs within the CREST System), provided that no written instrument of transfer is entered into (which should not be necessary).

If Smurfit WestRock Shares or Smurfit WestRock DIs were transferred by way of written instrument, then UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given would in principle be payable, if the instrument of transfer was executed in the United Kingdom or related “to any matter or thing done or to be done” in the United Kingdom.

No UK SDRT will arise on transfers of Smurfit WestRock Shares, or of Smurfit WestRock DIs within the CREST System, provided that (i) the Smurfit WestRock Shares represented by the Smurfit WestRock DIs are of the same class as shares in Smurfit WestRock that are listed on a ‘recognised stock exchange’ for UK tax purposes, (ii) the Smurfit WestRock Shares are not registered in a register that is kept in the United Kingdom, and (iii) Smurfit WestRock (as a non-UK incorporated company) remains centrally managed and controlled outside the United Kingdom. Shares that are included in the Official List of the FCA and admitted to trading on the LSE’s main market for listed securities are regarded as listed on a ‘recognised stock exchange’ for UK tax purposes.

Inheritance Tax

Liability to UK inheritance tax may arise in respect of Smurfit WestRock Shares on the death of, or on a gift of Smurfit WestRock Shares by, an individual holder of such Smurfit WestRock Shares who is domiciled, or deemed to be domiciled, in the United Kingdom.

The Smurfit WestRock Shares, if held directly rather than as Smurfit WestRock DIs, should not be assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, neither the death of a holder of such Smurfit WestRock Shares nor a gift of such Smurfit WestRock Shares by a holder should give rise to a liability to UK inheritance tax if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. However, Smurfit WestRock DIs may be treated as assets situated in the United Kingdom for the purposes of UK inheritance tax. Accordingly, the death of a holder of Smurfit WestRock DIs or a gift of Smurfit WestRock DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is neither domiciled nor deemed to be domiciled in the United Kingdom. Relief may be available under the Convention between the United Kingdom and Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and Inheritances and on Gifts dated 7 December 1977, in the event that liability to both inheritance tax in the United Kingdom and CAT in Ireland arises in respect of a Smurfit WestRock DI. Holders for whom this may be relevant should consult their own tax advisers.

For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Smurfit WestRock Shares, bringing them within the charge to inheritance tax. Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any Smurfit WestRock Shares or Smurfit WestRock DIs through trust arrangements.

As is noted above, UK inheritance tax is currently a domicile-based regime. The UK government announced on 6 March 2024 that as part of wider reforms to the system of taxation for non-UK domiciled individuals, it would consult on proposals to move UK inheritance tax to a residence-based regime from 6 April 2025.

THE STATEMENTS SUMMARISE THE CURRENT POSITION AND ARE INTENDED AS A GENERAL GUIDE ONLY. SMURFIT KAPPA SHAREHOLDERS SHOULD CONSULT THEIR OWN PROFESSIONAL ADVISERS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SMURFIT KAPPA SHARES AND SMURFIT WESTROCK SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

3.	US Federal Income Tax Considerations

Scope of Summary

The following discussion is a general summary based on present law of certain US federal income tax considerations that may be relevant to (i) US Holders and Non-US Holders (each as defined below) of the Combination and (ii) to US Holders of holding and disposing of Smurfit WestRock Shares after the Combination. The following does not constitute tax advice. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder, judicial authorities and published positions of the IRS, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to holders of Smurfit Kappa Shares or holders of Smurfit WestRock Shares; it is not a substitute for tax advice. It applies only to holders that hold their Smurfit Kappa Shares and will hold the Smurfit WestRock Shares received in the Combination, as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment). In addition, it does not describe all of the US federal income tax considerations that may be relevant to a holder of Smurfit Kappa Shares or a holder of Smurfit WestRock Shares in light of such holder’s particular circumstances, nor does it apply to holders subject to special rules under the US federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organisations, brokers or dealers in securities, currencies or commodities, traders in securities that elect a mark-to-market method of accounting, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, certain former citizens or former long-term residents of the United States, US Holders whose “functional currency” is not the US dollar, pension funds, individual retirement and other tax deferred accounts, “controlled foreign corporations”, “passive foreign investment companies”, “personal holding companies”, persons liable for any alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognised on an “applicable financial statement”, persons that directly, indirectly or constructively own, or at any time during the five-year period ending on the date of Completion owned, 5% or more of the total combined voting power of Smurfit Kappa, WestRock or Smurfit WestRock voting stock or of the total value of Smurfit Kappa, WestRock or Smurfit WestRock’s equity interests, persons who received their Smurfit Kappa Shares or Smurfit WestRock Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, US Holders that hold their Smurfit Kappa Shares, or who will hold the Smurfit WestRock Shares, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their Smurfit Kappa Shares or Smurfit WestRock Shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to US federal taxes other than the income tax (such as estate or gift taxes), any US state and local, or non-US tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.

As used in this section, “US Holder” means a beneficial owner of Smurfit Kappa Shares or, after the Combination, a beneficial owner of Smurfit WestRock Shares received in the Combination, that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organised in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

A “Non-US Holder” is a beneficial owner of Smurfit Kappa Shares or, after the Combination, a beneficial owner of Smurfit WestRock Shares received in the Combination, that is neither a US Holder nor a partnership (or an entity or arrangement treated as a partnership) for US federal income tax purposes.

The US federal income tax treatment of a partner in a partnership for US federal income tax purposes (or other entity or arrangement treated as a partnership for US federal income tax purposes) exchanging its Smurfit Kappa Shares in the Combination or holding or disposing of Smurfit WestRock Shares received in the Combination, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold Smurfit Kappa Shares or Smurfit WestRock Shares should consult their own tax advisors regarding the specific US federal income tax consequences to them of participating in the Combination and acquiring, owning and disposing of Smurfit WestRock Shares.

The following discussion does not purport to be a complete analysis or discussion of all US federal income tax considerations relating to the Combination or to the ownership and disposition of Smurfit WestRock Shares. All holders of Smurfit Kappa Shares or Smurfit WestRock Shares, as applicable, should consult their own tax advisers as to the specific tax consequences to them of the Combination and of the ownership and disposition of Smurfit WestRock Shares, including with respect to reporting requirements and the applicability and effect of any US federal, state, local, non-US or other tax laws in light of their facts and circumstances.

US Federal Income Tax Treatment of Smurfit WestRock

A corporation organised under non-US law, such as Smurfit WestRock, is generally treated as a foreign corporation for US federal income tax purposes. Section 7874 of the Code provides an exception to this general rule under which a corporation otherwise treated as a foreign corporation may be treated as a US corporation for US federal income tax purposes if, following an acquisition of a US corporation by the foreign corporation, at least 80% of the acquiring foreign corporation’s stock (by vote or value) is considered to be held by former shareholders of the US corporation by reason of holding stock of such US corporation (such percentage is referred to as the “ownership percentage”), and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be treated as a US corporation for US federal income tax purposes, Smurfit WestRock and its subsidiaries could be subject to substantial additional US federal income tax liability, and US withholding taxes may apply to payments made to Smurfit WestRock Shareholders.

In addition, even if Smurfit WestRock were not treated as a US corporation, Section 7874 of the Code may cause Smurfit WestRock to be subject to certain unfavourable US federal income tax rules in the event that the ownership percentage attributable to former WestRock Shareholders is at least 60% and the “expanded affiliated group” which includes the acquiring foreign corporation does not have “substantial business activities” in the country in which the acquiring foreign corporation was created or organised. If Smurfit WestRock were to be subject to these rules, Smurfit WestRock and its subsidiaries could be subject to adverse tax consequences including restrictions on the use of tax attributes with respect to “inversion gain” recognised over a 10-year period following the transaction and its US shareholders could be subject to a higher rate of tax on any dividends.

Based on the percentage of Smurfit WestRock Shares to be received by WestRock Shareholders in the Combination and current law, Smurfit WestRock does not currently expect Section 7874 of the Code to apply so as to cause Smurfit WestRock to be treated as a US corporation or otherwise subject Smurfit WestRock to certain unfavourable tax rules for US federal income tax purposes. However, the ownership of Smurfit WestRock for purposes of Section 7874 of the Code must be finally determined after Completion, by which time there could be adverse changes to the relevant facts and circumstances. In addition, the rules for determining ownership under Section 7874 of the Code are complex, unclear and subject to change. Accordingly, there can be no assurance that the IRS would not assert that Smurfit WestRock should be treated as a US corporation for US federal income tax purposes or that such an assertion would not be sustained by a court.

Holders should consult with their tax advisors regarding the potential application of Section 7874 of the Code and the Treasury Regulations promulgated thereunder to the Combination. The remainder of this discussion assumes that Smurfit WestRock will not be treated as a US corporation by reason of Section 7874 of the Code.

Tax Consequences of the Combination

Smurfit Kappa Share Exchange

Tax Consequences to Holders of Smurfit Kappa Shares

For US federal income tax purposes, the Smurfit Kappa Share Exchange is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, this conclusion is not free from doubt, and the receipt of an opinion from counsel on the qualification of the Smurfit Kappa Share Exchange as a “reorganization” for US federal income tax purposes is not a condition to the Smurfit Kappa Share Exchange. Smurfit Kappa, WestRock and Smurfit WestRock have not sought and will not seek any ruling from the IRS regarding the qualification of the Smurfit Kappa Share Exchange as a “reorganization” within the meaning of Section 368(a) of the Code. Consequently, there can be no assurance that the IRS will not challenge the qualification of the Smurfit Kappa Share Exchange as a “reorganization” or that a court would not sustain such a challenge. If the Smurfit Kappa Share Exchange does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, US Holders of Smurfit Kappa Shares will recognise gain or loss for US federal income tax purposes on the receipt of Smurfit WestRock Shares in exchange for Smurfit Kappa Shares pursuant to the Smurfit Kappa Share Exchange.

If the Smurfit Kappa Share Exchange qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the US federal income tax consequences of the Smurfit Kappa Share Exchange to US Holders and Non-US Holders of Smurfit Kappa Shares generally are as follows:

•	a US Holder or Non-US Holder of Smurfit Kappa Shares will not recognise gain or loss upon the exchange of such holder’s Smurfit Kappa Shares for Smurfit WestRock Shares pursuant to the Smurfit Kappa Share Exchange;

•	the aggregate tax basis of the Smurfit WestRock Shares such US Holder or Non-US Holder of Smurfit Kappa Shares receives pursuant to the Smurfit Kappa Share Exchange will be equal to the aggregate tax basis of the Smurfit Kappa Shares exchanged therefor; and

•	the holding period of the Smurfit WestRock Shares received by a US Holder or Non-US Holder pursuant to the Smurfit Kappa Share Exchange will include such holder’s holding period of the Smurfit Kappa Shares surrendered in exchange therefor.

Ownership and Disposition of Smurfit WestRock Shares

US Holders

Distributions

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules”, the gross amount of any distributions with respect to Smurfit WestRock Shares (including the amount of any non-US withholding taxes with respect to such distribution), generally will constitute a dividend for US federal income tax purposes to the extent paid out of Smurfit WestRock’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) a US Holder’s adjusted tax basis in its Smurfit WestRock Shares. Any remaining excess will be treated as gain recognised on the sale or other taxable disposition of Smurfit WestRock Shares and will be treated as described below under the subsection entitled “—Sale, Taxable Exchange or Other Taxable Disposition”. However, Smurfit WestRock does not expect to maintain contemporaneous calculations of its earnings and profits in accordance with US federal income tax accounting principles. A US Holder should therefore assume that any distribution by Smurfit WestRock with respect to the Smurfit WestRock Shares will be reported as dividend income.

Any dividends paid by Smurfit WestRock generally will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules”, certain dividends received from a “qualified foreign corporation” by eligible non-corporate US Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. For these purposes, a foreign corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. The US Treasury Department has determined that the income tax treaty between Ireland and the United States meets these requirements, and Smurfit WestRock believes that it is eligible for benefits under such tax treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. US Treasury guidance indicates that shares listed on the NYSE (which Smurfit WestRock Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Smurfit WestRock Shares will be considered readily tradable on an established securities market in the current or future taxable years. Non-corporate US Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Smurfit WestRock’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Notwithstanding the foregoing, Smurfit WestRock will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules” below.

Dividends paid in a currency other than US dollars will be included in income in a US dollar amount based on the exchange rate in effect on the date the dividend is includible in the US Holder’s income, whether the currency is converted into US dollars or not at that time. A US Holder’s tax basis in the non-US currency will equal the US dollar amount included in income. Any gain or loss realised on a subsequent conversion or other disposition of the non-US currency for a different US dollar amount generally will be US source ordinary income or loss. If dividends paid in a currency other than US dollars are converted into US dollars on the day they are received, a US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

Subject to applicable limitations that may vary depending upon the circumstances, foreign taxes withheld from dividends on Smurfit WestRock Shares may be treated as foreign taxes eligible for credit against a US Holder’s federal income tax liability under the US foreign tax credit rules. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Sale, Taxable Exchange or Other Taxable Disposition

Subject to the discussion below under the subsection entitled “— Passive Foreign Investment Company Rules”, in the event of any future sale or other taxable disposition of Smurfit WestRock Shares, a US Holder generally will recognise capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the US Holder’s adjusted tax basis in the disposed Smurfit WestRock Shares. Any such capital gain or loss generally will be long-term capital gain or loss if a US Holder’s holding period for the disposed Smurfit WestRock Shares exceeds one year. Long-term capital gains recognised by non-corporate US Holders are generally eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation, such as Smurfit WestRock, will be classified as a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such taxable year is “passive income” as defined in the relevant provisions of the Code (e.g., dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains), or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets, including cash, that produce “passive income” or are held for the production of “passive income”. Although it is not free from doubt, based on the expected composition of Smurfit WestRock’s (and its wholly-owned subsidiaries’) gross assets and income and the manner in which Smurfit WestRock (and its wholly-owned subsidiaries) will operate its business, Smurfit WestRock does not believe that it will be classified as a PFIC for US federal income tax purposes for the taxable year that includes the Combination. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex US federal income tax rules that are subject to differing interpretations and generally cannot be determined until the close of the taxable year in question. Accordingly, there can be no assurance that Smurfit WestRock will not be a PFIC for the taxable year that includes the Combination or any future taxable year.

If Smurfit WestRock is a PFIC in any taxable year during which a US Holder owns Smurfit WestRock Shares, such US Holder could be liable for additional taxes and interest charges upon certain distributions by Smurfit WestRock and on any gain recognised on a sale, exchange or other disposition, including a pledge, of the Smurfit WestRock Shares, whether or not Smurfit WestRock continues to be a PFIC. In addition, certain annual tax reporting would be required. US Holders should consult their tax advisors concerning the tax consequences to them if Smurfit WestRock is a PFIC and certain tax elections such US Holders may wish to make to mitigate any adverse tax consequences that might arise in the event that Smurfit WestRock is a PFIC.

Information Reporting and Backup Withholding

Generally, information reporting requirements may apply in connection with cash payments made to US Holders in respect of Smurfit WestRock Shares. Backup withholding tax may apply to amounts subject to reporting unless the US Holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such US Holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US Holder generally will be allowed as a credit against such holder’s US federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET FORTH THEREIN. THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY US NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES OF THE COMBINATION AND THE OWNERSHIP AND DISPOSITION OF SMURFIT WESTROCK SHARES.

Part VII
Unaudited Pro Forma Financial Information for the Combined Group

Section A
Unaudited pro forma financial information

The unaudited pro forma statement of operations and pro forma net asset statement of the Combined Group (together the “unaudited pro forma financial information”) set out below has been prepared in accordance with the requirements of Listing Rule 13.3.3R and on the basis of the notes set out below. The unaudited pro forma financial information is presented in US dollars, the proposed reporting currency of Smurfit WestRock. The unaudited pro forma financial information is based on: (i) Smurfit Kappa’s audited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 31 December 2023, prepared in accordance with US GAAP, and which have been published by Smurfit Kappa on or around the date of this Circular, and (ii) WestRock’s unaudited consolidated balance sheet as of 31 December 2023 and audited consolidated statement of operations for the financial year ended 30 September 2023, included elsewhere in this Circular.

The unaudited pro forma financial information set out below addresses a hypothetical situation and has been prepared for illustrative purposes only; namely, to illustrate the effect on Smurfit WestRock’s net asset statement as if the Combination and the offering of an aggregate principal amount of $2.75 billion of senior unsecured notes in three series, comprised of $750 million aggregate principal amount of 5.200% senior notes due 2030 (the “2030 Notes”), $1 billion aggregate principal amount of 5.438% senior notes due 2034 (the “2034 Notes”) and $1 billion aggregate principal amount of 5.777% senior notes due 2054 (the “2054 Notes” and, together with the 2030 Notes and 2034 Notes, the “Notes” or the “Financing”) by Smurfit Kappa Treasury Unlimited Company (such offering, the “Notes Offering”) had taken place as at 31 December 2023 and on Smurfit WestRock’s statement of operations as if the Combination and the Financing had taken place as at 1 January 2023. The unaudited pro forma financial information does not purport to represent what the Combined Group’s financial position and results of operations actually would have been if the Combination and the Financing had been completed on the dates indicated, nor does it purport to represent the results of operations for any future period or the financial condition of the Combined Group at any future date.

The unaudited pro forma financial information has been prepared in a manner consistent with the accounting policies of Smurfit Kappa used in the preparation of its audited consolidated financial statements for the financial year ended 31 December 2023 prepared in accordance with US GAAP, which have been published by Smurfit Kappa on or around the date of this Circular, those accounting policies are the policies to be adopted by Smurfit WestRock (being the continuing issuer following Completion) in preparing its next audited consolidated financial statements (under US GAAP).

Other than activities related to its formation, Smurfit WestRock will have had no historical operations nor traded or carried out any business of its own since its incorporation until just prior to consummation of the Combination, accordingly its results and financial position have been excluded from the unaudited pro forma financial information.

The unaudited pro forma financial information reflects adjustments based on items that are factually supportable and directly attributable to the Combination and the Financing. The unaudited pro forma financial information does not reflect any anticipated revenue enhancements, cost savings, or operating synergies that Smurfit WestRock may achieve as a result of the Combination, the total expected costs to integrate the operations of WestRock, or the total expected costs necessary to achieve such revenue enhancements, cost savings, or operating synergies.

The pro forma adjustments are based on information currently available as at the date of this unaudited pro forma financial information and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used in presenting the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared and rounded to the nearest million. Due to rounding, numbers presented may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Smurfit Kappa Shareholders should read the whole of this document and not rely solely on the pro forma financial information contained in this Part VII (Unaudited Pro Forma Financial Information for the Combined Group).

KPMG’s report on the unaudited pro forma financial information is set out in Section B (Accountant’s Report on the Unaudited Pro Forma Financial Information for the Combined Group) of this Part VII (Unaudited Pro Forma Financial Information for the Combined Group).

UNAUDITED PRO FORMA NET ASSET STATEMENT AS OF
31 DECEMBER 2023

($ in millions)

			Pro forma adjustments
	Smurfit Kappa Historical	WestRock Historical (Note 2)	Reclassification Adjustments	(Notes)	Purchase Accounting Adjustments	(Notes)	Financing Adjustments	(Notes)	Pro Forma Combined Group
ASSETS
Current assets:
Cash and cash equivalents	$1,000	$488	$-		$(1,418)	6a	$2,719	6a	$2,789
Accounts receivable	1,806	2,440	-		(24)	6f	-		4,222
Inventories	1,203	2,391	-		548	6b	-		4,142
Other current assets	561	739	-		-		-		1,300
Assets held for sale	-	88	-		-		-		88
Total current assets	$4,570	$6,146	$-		$(894)		$2,719		$12,541
Property plant and equipment, net	5,791	11,230	-		2,808	6h	-		19,829
Operating lease right-of-use assets	374	-	622	3a	-		-		996
Goodwill	2,842	4,270	-		237	6d	-		7,349
Intangibles, net	218	2,507	-		(758)	6c	-		1,967
Prepaid pension asset	-	630	-		-		-		630
Deferred tax assets	140	-	101	3b	10	6e	-		251
Other non-current assets	116	1,963	(723)	3a,3b	(162)	6i	-		1,194
Total assets	$14,051	$26,746	$-		$1,241		$2,719		$44,757
Liabilities and Equity
Current liabilities:
Accounts payable	$1,728	$2,159	$-		$(24)	6f	$-		$3,863
Accrued expenses	278	-	213	3c	45	6a, 6j	-		536
Accrued compensation and benefits	438	415	-		-		-		853
Current portion of debt	78	462	-		-		-		540
Current operating lease liabilities	113	-	196	3d	-		-		309
Other current liabilities	371	932	(409)	3c, 3d	-		-		894
Total current liabilities	$3,006	$3,968	$-		$21		$-		$6,995
Non-current debt due after one year	3,669	-	8,236	3e	(198)	6k	2,719	6g	14,426
Long-term debt due after one year	-	8,236	(8,236)	3e	-		-		-
Non-current operating lease liabilities	269	-	477	3f	-		-		746
Deferred tax liabilities	280	-	2,254	3g	350	6e	-		2,884
Deferred income taxes	-	2,254	(2,254)	3g	-		-		-
Pension liabilities, net of current portion	-	195	(195)	3h	-		-		-
Postretirement benefits liabilities, net of current portion	-	101	(101)	3i	-		-		-
Pension liabilities and other postretirement benefits, net of current portion	537	-	296	3h, 3i	-		-		833
Other non-current liabilities	116	1,827	(477)	3f	-		-		1,466
Total liabilities	$7,877	$16,581	$-		$173		$2,719		$27,350
Net Assets	6,174	10,165	-		1,068		-		17,407

See the accompanying notes to the unaudited pro forma financial information, which are an integral part hereof.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR

ENDED 31 DECEMBER 2023

($ in millions, except share and per share data)

				Pro forma adjustments
	Smurfit Kappa Historical	WestRock Historical (Note 2)		Reclassification Adjustments	(Notes)	Purchase Accounting Adjustments	(Notes)	Financing Adjustments	(Notes)	Pro Forma Combined Group	(Notes)
Net sales	$12,093		$20,310	$-		$(95)	7a	$-		$32,308
Cost of goods sold	(9,039)		(16,726)	-		(696)	7a, 7b	-		(26,461)
Gross profit	3,054		3,584	-		(791)		-		5,847
Selling, general and administrative expenses	(1,599)		-	(2,356)	3j, 3k	146	7c	-		(3,809)
Selling, general and administrative expense excluding intangible amortization	-		(2,014)	2,014	3j	-		-		-
Selling, general and administrative intangible amortization expense	-		(342)	342	3k	-		-		-
Goodwill impairment	-		-	(1,893)	3l	-		-		(1,893)
Impairment of goodwill and mineral rights	-		(1,893)	1,893	3l	-		-		-
Impairment of other assets	(5)		-	-		-		-		(5)
Transaction-related expenses associated with the proposed Combination	(78)		-	(11)	3m	(157)	7d	-		(246)
Multiemployer pension withdrawal income	-		12	-		-		-		12
Restructuring and other costs, net	-		(859)	11	3m	-		-		(848)
Operating profit (loss)	1,372		(1,512)	-		(802)		-		(942)
Pension and other postretirement non-service expense, net	(49)		-	(22)	3n	-		-		(71)
Pension and other postretirement non-service cost	-		(22)	22	3n	-		-		-
Interest expense, net	(139)		(418)	-		(33)	7e	(154)	7f	(744)
Gain on sale of RTS and Chattanooga	-		239	-		-		-		239
Gain on extinguishment of debt	-		11	-		-		-		11
Other expense, net	(46)		(6)	-		-		-		(52)
Equity in income of unconsolidated entities	-		3	-		-		-		3
Income (loss) before income taxes	1,138		(1,705)	-		(835)		(154)		(1,556)
Income tax (expense) benefit	(312)		60	-		85	7g	19	7g	(148)
Net income (loss)	$826		$(1,645)	$-		$(750)		$(135)		$(1,704)
Less: Net income attributable to non-controlling interests	(1)		(5)	-		-		-		(6)
Net income (loss) attributable to common stockholders	$825		$(1,650)	$-		$(750)		$(135)		$(1,710)
Basic earnings (loss) per share attributable to common stockholders	$3.19	$								$(3.31)	7h
Diluted earnings (loss) per share attributable to common stockholders	$3.17	$								$(3.31)	7h

See the accompanying notes to the unaudited pro forma financial information, which are an integral part hereof.

1.	Description of the Transaction

On 12 September 2023, Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company, and Merger Sub entered into the Transaction Agreement, pursuant to which and subject to the terms and conditions therein: (a) each issued and outstanding Smurfit Kappa Share will be exchanged for one Smurfit WestRock Share by means of the Scheme, resulting in Smurfit WestRock acquiring the entire issued share capital of Smurfit Kappa; and (b) following which, Merger Sub will merge with and into WestRock, with WestRock surviving the Merger and becoming a wholly owned subsidiary of Smurfit WestRock.

Upon Completion, each WestRock Share issued and outstanding (but excluding WestRock Shares owned by WestRock, any WestRock subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries, and other than WestRock Shares for which the shareholders have validly exercised their appraisal rights), will be converted into the right to receive (without interest and less applicable withholding taxes) (i) the Cash Consideration; and (ii) the Merger Consideration. Following Completion, former Smurfit Kappa Shareholders and WestRock Shareholders are expected to hold approximately 50.3% and 49.7%, respectively of the outstanding Smurfit WestRock Shares. For more information about the Combination, please see Part III (Principal Terms and Conditions of the Combination).

In addition to the Transaction Agreement, Smurfit Kappa completed the Financing which is intended to finance, among other things, the Cash Consideration and any fees and expenses of the Combination. In addition to the payment of the Cash Consideration and any fees and expenses, Smurfit Kappa has given effect to the Financing.

2.	Basis of Pro Forma Presentation

The unaudited pro forma financial information is based on the historical consolidated financial statements of Smurfit Kappa and WestRock, as adjusted to give pro forma effect to the Combination and the Financing. Smurfit WestRock has no material assets and prior to Completion has not conducted any operations, other than those in connection with its formation.

The unaudited pro forma statement of operations for the year ended 31 December 2023 has been prepared as if the Combination and Financing occurred on 1 January 2023. The unaudited pro forma net assets statement as of 31 December 2023 has been prepared as if the Combination and Financing occurred on 31 December 2023. WestRock’s financial year ended on 30 September 2023, whereas both Smurfit WestRock’s and Smurfit Kappa’s financial years ended on 31 December 2023.

As the ownership of Smurfit WestRock will be the same as that of Smurfit Kappa immediately following the Scheme and prior to the Merger, in accordance with ASC 805 the Scheme does not give rise to any change in accounting basis or values, including any goodwill. The Merger will be accounted for, and the unaudited pro forma financial information has been prepared, using the acquisition method. The acquisition method is based on ASC 805 and uses the fair value concepts defined in ASC 820, “Fair Value Measurements” (“ASC 820”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognised at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred is measured at current market price at the consummation of an acquisition. As Smurfit WestRock has no operations and will not until Completion, the publicly traded Smurfit Kappa ordinary shares shall be used to estimate the valuation of equity consideration to be issued for the Merger. Due to fluctuations in the market price of Smurfit Kappa’s ordinary shares, this requirement will likely result in a valuation of the actual equity consideration that is different from the valuation presented in this unaudited pro forma financial information.

Under the acquisition method, the WestRock assets acquired and liabilities assumed will be recorded as of Completion at their respective fair values. Financial statements and reported results of operations of Smurfit WestRock issued after Completion will reflect these values. Additional fair value adjustments to assets and liabilities might be recorded upon Completion. The effect of such adjustments and the impact of differences between the fair values assumed in this unaudited pro forma financial information and the fair values at consummation of the Combination could be material.

The accounting policies under US GAAP used in the preparation of this unaudited pro forma financial information are those set forth in Smurfit Kappa’s audited financial statements as of and for the financial year ended 31 December 2023, which have been published by Smurfit Kappa on or around the date of this Circular.

The accounting policies of WestRock under US GAAP are as described in “Note 1. Description of Business and Summary of Significant Accounting Policies” of the WestRock 2023 Annual Financial Statements, included elsewhere in this Circular.

3.	Reclassification Adjustments

Certain reclassifications have been made to the historical financial statements of WestRock to conform the accounting presentation of WestRock’s historical financial statements to the accounting presentation of the historical Smurfit Kappa consolidated financial statements presentation, in each case for the relevant periods. These reclassifications are included in the column “Reclassification Adjustments” in the unaudited pro forma financial information. The following is a summary of the reclassification adjustments made to conform the presentation of WestRock’s historical unaudited consolidated balance sheet as of 31 December 2023 and historical consolidated statement of operations for the year ended 30 September 2023 with those of Smurfit Kappa:

(a)	Reclassification of $622 million of operating lease-right of use assets from other non-current assets.

(b)	Reclassification of $101 million of deferred tax assets from other non-current assets.

(c)	Reclassification of $213 million of accrued expenses from other current liabilities.

(d)	Reclassification of $196 million of current operating lease liabilities from other current liabilities.

(e)	Reclassification of $8,236 million of non-current debt due after one year from long-term debt due after one year.

(f)	Reclassification of $477 million of non-current operating lease liabilities from other non-current liabilities.

(g)	Reclassification of $2,254 million of deferred tax liabilities from deferred income taxes.

(h)	Reclassification of $195 million of pension liabilities and other postretirement benefits, net of current portion from pension liabilities, net of current portion.

(i)	Reclassification of $101 million of pension liabilities and other postretirement benefits, net of current portion from postretirement benefit liabilities, net of current portion.

(j)	Reclassification of $2,014 million of selling, general and administrative expenses from selling, general and administrative expense excluding intangible amortization.

(k)	Reclassification of $342 million of selling, general and administrative expenses from selling, general and administrative intangible amortization expense.

(l)	Reclassification of $1,893 million of goodwill impairment from impairment of goodwill and mineral rights.

(m)	Reclassification of $11 million of Transaction-related expenses associated with the proposed Combination from restructuring and other costs, net.

(n)	Reclassification of $22 million of pension and other postretirement non-service expense, net from pension and other postretirement non-service cost.

4.	Estimate of Total Merger Consideration

The following is a preliminary estimate of the Merger Consideration, calculated by reference to Smurfit Kappa’s share price of £35.18 on 19 April 2024, translated to US dollars using the closing exchange rate as of that date.

($ in millions)	Amount
Estimated cash paid for outstanding WestRock Shares(a)	$1,291
Estimated Smurfit WestRock Shares issued to WestRock Shareholders(b)	11,299
Estimated converted WestRock Options and WestRock RSU Awards attributable to pre-Combination service(c)	76
Estimated WestRock retention bonuses attributable to pre-Combination service(d)	15
Preliminary estimated aggregate Merger Consideration	$12,681

(a)	The cash component of the preliminary estimated aggregate Merger Consideration is based on 258,317,736 WestRock Shares, (including each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time), (as of 19 April 2024) and the Cash Consideration.

(b)	Value of estimated Smurfit WestRock Shares issued is based on 258,317,736 shares of outstanding WestRock Shares (including each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time) resulting in 258,317,736 Smurfit WestRock Shares being issued at the closing share price of £35.18 on 19 April 2024, translated to US dollars using the closing exchange rate of £1 to $1.2434 as of that date.

(c)	As discussed in the section entitled “Treatment of WestRock Equity Awards” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination), certain WestRock Options and WestRock RSU Awards will be replaced by Smurfit WestRock equity awards with similar terms. Amount represents the estimated consideration for replacement of these WestRock Options and WestRock RSU Awards. A portion of the fair value of Smurfit WestRock equity awards issued represents consideration transferred, while the remaining portion represents compensation expense based on the vesting terms of the converted awards.

(d)	Estimated component of Merger Consideration in respect of total retention payments to current WestRock employees of $30 million. $15 million of the retention payments issued represents consideration transferred, while the remaining portion represents post-Combination compensation expense.

The estimated Merger Consideration expected to be transferred as reflected in this unaudited pro forma financial information does not purport to represent what the actual Merger Consideration transferred will be upon Completion. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured upon Completion at the then current market price. This requirement will likely result in an equity consideration different from the Merger Consideration assumed in this unaudited pro forma financial information and that difference may be material.

The final value of the Merger Consideration will be determined based on the actual number of Smurfit WestRock Shares issued, the market price of Smurfit Kappa Shares at the Completion Date, and the US dollar closing exchange rate at Completion. A 10% increase or decrease in the closing price of the Smurfit Kappa Shares, as compared to the 19 April 2024 closing price of £35.18, translated to US dollars using the closing exchange rate of £l to $1.2434 as of that date, would increase or decrease the Merger Consideration with an offsetting increase or decrease to goodwill, by approximately $1,130 million, assuming all other factors are held constant. A 10% appreciation or depreciation of the GBP against the US dollar as compared to the exchange rate of £1 to $1.2434 as of 19 April 2024 would increase or decrease the Merger Consideration with an offsetting increase or decrease to goodwill, by approximately $1,130 million, assuming all other factors are held constant.

5.	Estimated Preliminary Purchase Price Allocation

Smurfit WestRock management has determined that Smurfit Kappa is the accounting acquirer in the Merger, which will be accounted for under the acquisition method of accounting for business combinations in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the Merger is based upon Smurfit Kappa management’s estimates of and assumptions related to the fair values of WestRock assets to be acquired and liabilities to be assumed as of 31 December 2023, using currently available information. Due to the fact that the unaudited pro forma financial information has been prepared based on these preliminary estimates and assumptions, the final purchase price allocation and the resulting effect on WestRock’s financial position and results of operations may differ materially from the pro forma amounts included herein.

As of the date of this Circular, Smurfit Kappa has not completed a comprehensive final valuation analysis necessary to determine the fair values of WestRock’s identifiable assets acquired and liabilities assumed. The preliminary purchase price allocation presented below is based on Smurfit Kappa management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined following Completion and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Smurfit Kappa.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by Smurfit Kappa management, but are inherently uncertain.

The estimated values of the assets acquired and liabilities assumed will remain preliminary until after Completion, at which time Smurfit Kappa will determine the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after Completion (within the permitted measurement period in accordance with ASC 805) and will be based on the fair values of the assets acquired and liabilities assumed as of Completion. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma financial information.

The following table summarises the allocation of the estimated preliminary purchase price as of 31 December 2023 (in $ millions):

($ millions)	Historical Value	Fair Value Adjustments	Estimated Fair Value
Estimated Merger Consideration (Note 4)			$12,681
Identifiable net assets:
Cash and cash equivalents	$488	-	488
Accounts receivable	2,440	-	2,440
Inventories	2,391	550	2,941
Assets held for sale	88	-	88
Other current assets	739	-	739
Property plant and equipment, net	11,230	2,808	14,038
Goodwill	4,270	(4,270)	-
Intangibles, net(a)	2,507	(758)	1,749
Prepaid pension asset	630	-	630
Deferred tax assets(b)	-	10	10
Other non-current assets	1,963	(162)	1,801
Accounts payable	(2,159)	-	(2,159)
Accrued compensation and benefits	(415)	-	(415)
Current portion of debt	(462)	-	(462)
Other current liabilities	(932)	-	(932)
Non-current debt due after one year	(8,236)	198	(8,038)
Deferred tax liabilities(b)	(2,254)	(350)	(2,604)
Pension liabilities and other postretirement benefits, net of current portion	(296)	-	(296)
Other non-current liabilities	(1,827)	-	(1,827)
Non-controlling interests	(17)	-	(17)
Total estimate of identifiable net assets acquired as of 31 December 2023	$10,148	(1,974)	8,174
Estimated goodwill arising on Merger			4,507
Estimated Merger Consideration			12,681

(a)	Preliminary identifiable intangible assets in the unaudited pro forma financial information consist of the following:

(in millions)	Preliminary Fair Value	Estimated Useful Lives (years)
Preliminary fair value of intangible assets acquired:
Trade names and trademarks	$240	5-10
Customer relationships	1,390	5-13
Developed technology	119	4-10
Intangible assets acquired	$1,749

The preliminary fair values of intangible assets are generally determined using income-based methods. The income method used for customer relationships intangibles is the multi-period excess earnings method based on forecasts of the expected future cash flows attributable to those assets. The relief from royalty method which is used for the valuation of trade name and certain technology intangibles, estimates fair value by reference to the royalties saved through ownership of the trade name rather than paying a rent or royalty for its use. The fair value of certain technology-based intangibles was determined using a cost savings approach that measures the value of an asset by estimating the cost savings achieved through owning the asset.

Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rates, cost savings and profitability), royalty rates used in the relief from royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions used to calculate the fair values of acquired intangible assets.

(b)	Deferred tax assets and liabilities were derived based on incremental differences in the book and tax basis created from the preliminary purchase allocation and is calculated at the Irish statutory income tax rate in effect of 12.5%. See Note 6(e).

6.	Adjustments to the Unaudited Pro Forma Net Assets Statement

Adjustments included in the “Purchase Accounting Adjustments” and “Financing Adjustments” columns in the accompanying unaudited pro forma net assets statement as of 31 December 2023 are as follows:

(a)	Reflects adjustment to cash and cash equivalents:

(in millions)	Amount
Purchase accounting adjustments:
Cash paid for outstanding WestRock Shares(i)	(1,291)
Cash paid for transaction costs(ii)	(127)
Net pro forma purchase accounting adjustment to cash and cash equivalents	$(1,418)
Financing adjustments:
Cash from new debt financing, net of debt issuance costs and original issue discount	$2,719
Net pro forma Financing adjustments to cash and cash equivalents	$2,719

(i)	Includes each WestRock Director RSU Award converted into WestRock Shares immediately prior to the Merger Effective Time, as described in Note 4.

(ii)	Reflects the payment of non-recurring, legal and financial advisory, accounting, consulting and transaction compensation costs of both Smurfit Kappa and WestRock directly attributable to the Combination, excluding retention payments conditional on specified periods of post-Combination service. Total non-recurring transaction costs are currently estimated to be approximately $256 million. Such costs consist of advisory, legal, accounting and professional fees of $209 million, $32 million in retention payments to current Smurfit Kappa executives and $15 million in retention payments to current WestRock employees, both related to post-Combination service, and directly attributable to the Combination. Of this total, $88 million and $11 million were incurred and reflected in Smurfit Kappa’s and WestRock’s historical consolidated statements of operations respectively, of which $11 million and $6 million were accrued within the respective historical Smurfit Kappa and WestRock consolidated balance sheets. See Note 7(d) for the corresponding adjustment to the unaudited pro forma statement of operations. An adjustment has been reflected in Note 6(j) to record the accrual in respect of WestRock and Smurfit Kappa retention payments.

(b)	Reflects the preliminary purchase accounting adjustment for inventories based on the acquisition method of accounting.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical inventories – carrying value	(2,391)
Preliminary fair value of acquired inventories	2,941
Elimination of intercompany profit in inventories	(2)
Net pro forma purchase accounting adjustment to inventories	$548

(c)	Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 5(a) for additional information on the acquired intangible assets expected to be recognised.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical net book value of intangible assets	$(2,507)
Preliminary fair value of acquired intangibles (Note 5(a))	1,749
Net pro forma purchase accounting adjustment to intangible assets, net	$(758)

(d)	The preliminary goodwill adjustment of $237 million represents the elimination of historical goodwill and recording of the excess of estimated aggregate Merger Consideration over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical goodwill	$(4,270)
Goodwill per preliminary purchase price allocation (Note 5)	4,507
Net pro forma purchase accounting adjustment to goodwill	$237

(e)	Represents the adjustment to deferred tax asset of $10 million and deferred tax liability of $350 million associated with the incremental differences in the book and tax basis created from the preliminary purchase allocation. The deferred tax liability arises from the preliminary fair values of tangible and intangible assets, inventories and the fair value adjustment to acquired debt. The deferred tax asset arises from the portion of purchase consideration relating to replacement stock-based compensation awards that relate to pre-Combination service (see Note 4). These adjustments were based on the applicable statutory tax rate and the respective estimated purchase price allocation.

The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Combination activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rate used for the pro forma financial information is estimated, the rate will likely vary from the actual effective rate in periods subsequent to the completion of the Combination. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(f)	Reflects the elimination of payables and receivables recorded within the historical consolidated balance sheets of Smurfit Kappa and WestRock in respect of trade purchases and sales between both companies. The associated elimination of sales and purchases in the unaudited pro forma statement of operations is recorded in Note 7(a).

(g)	Reflects the proceeds of $2,719 million from the Notes Offering, net of debt issuance costs and original issue discount, to fund the Cash Consideration and payment of fees and expenses directly attributable to the Combination. The balance after funding the Cash Consideration, fees and expenses directly attributable to the Combination is expected to be used for, among other things, general corporate purposes including the repayment of indebtedness. See Note 6(a).

(h)	Reflects the preliminary purchase accounting adjustment for property, plant and equipment based on the acquisition method of accounting.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical net book value of property, plant and equipment	$(11,230)
Preliminary fair value of acquired property, plant and equipment	14,038
Net pro forma purchase accounting adjustments to property, plant and equipment	$2,808

(i)	Reflects the removal of deferred planned major maintenance costs of WestRock recorded within other assets. Such deferred costs are reflected within the preliminary fair value of acquired property, plant and equipment as part of Note 6(h) above.

(j)	Reflects the accrual of retention payments to be paid after completion of specified service periods. See Note 6(a)(ii).

(k)	Reflects the preliminary fair value adjustment to acquired WestRock debt based on the acquisition method of accounting. The fair value adjustment has been applied to non-current debt due after one year.

(in millions)	Amount
Purchase accounting adjustments:
Elimination of WestRock’s historical non-current debt due after one year	$(8,236)
Preliminary fair value of acquired non-current debt due after one year	8,038
Net pro forma purchase accounting adjustments to non-current debt due after one year	$(198)

7.	Adjustments to the Unaudited Pro Forma Statement of Operations

Adjustments included in the “Purchase Accounting Adjustments” and “Financing Adjustments” columns in the accompanying unaudited pro forma statement of operations for the financial year ended 31 December 2023 are as follows. Other than as noted below, all such adjustments are expected to have a recurring impact on Smurfit WestRock:

(a)	Reflects the elimination of purchases and sales between Smurfit Kappa and WestRock recorded within the historical financial statements. See Note 6(f).

(b)	Reflects the adjustments to cost of goods sold for the incremental depreciation expense from the preliminary fair value adjustment to property, plant and equipment, the elimination of the cost of goods sold in respect of trading between Smurfit Kappa and WestRock, and the amortization of the preliminary fair value adjustment to inventories.

(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Property, plant and equipment step-up flowing through cost of goods sold
Elimination of historical WestRock depreciation and amortization charge	$1,143
Depreciation of acquired property, plant and equipment at fair value	(1,382)
Elimination of costs of goods sold - intercompany sales and inventory profit	93
Amortization of fair value adjustment to acquired inventories	(550)
Net pro forma purchase accounting adjustments to cost of goods sold	$(696)

(c)	Reflects the adjustments to selling, general and administrative expenses (“SG&A”) including the incremental amortization expense of acquired intangible assets and the preliminary incremental stock-based compensation expense for Smurfit WestRock replacement equity awards.

(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Removal of historical WestRock amortization of intangible assets	$342
Elimination of historical WestRock amortization and depreciation expense	50
Amortization of acquired intangible assets	(165)
Reduction in amortization & depreciation expense in SG&A(i)	227
Removal of historical WestRock stock-based compensation expense	64
Record stock-based compensation expense for converted WestRock awards	(107)
Record stock-based compensation expense for converted Smurfit Kappa awards	(38)
Incremental stock-based compensation expense(ii)	(81)
Net pro forma purchase accounting adjustment to SG&A	$146

(i)	Represents adjustment to expense based on the preliminary estimated fair values and useful lives of acquired intangible assets (See Note 5(a)) and the elimination of historical WestRock depreciation expense recorded in SG&A which is replaced with the depreciation charge shown in Note 7(b).

(ii)	Represents the incremental stock-based compensation charge estimated to arise upon Completion. As discussed in the sections entitled “Treatment of Smurfit Kappa Equity Awards” and “Treatment of WestRock Equity Awards” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination), Smurfit Kappa Equity Awards shall be converted into Smurfit WestRock equity awards, with any performance goals applicable to Smurfit Kappa Equity Awards deemed achieved at 100%. WestRock Director RSUs shall be cancelled and automatically converted into WestRock Shares immediately prior to the Merger Effective Time in consideration for the right to receive the Merger Consideration. All other WestRock RSU Awards and all WestRock Options will be converted into Smurfit WestRock equity awards in accordance with the terms of the Transaction Agreement. In the case of a performance-based WestRock RSU Award, the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time will be determined by deeming the applicable performance goals for any performance period that has not been completed as of the Merger Effective Time to be achieved at the greater of the target level and the average of the actual level of performance of similar awards over the last three years prior to the Completion Date, except that the performance goals for any performance-based WestRock RSU Award granted after the date of the Transaction Agreement will be deemed achieved at the target level of performance.

(d)	Reflects the adjustments to transaction-related expenses associated with the proposed Combination including estimated transaction costs and retention bonuses directly attributable to the Combination.

(in millions)	For the Year Ended 31 December 2023
Purchase accounting adjustments:
Expected transaction expenses(i)	$(110)
Retention payments paid to Smurfit Kappa executives(ii)	(32)
Retention payments paid to WestRock employees(ii)	(15)
Net pro forma purchase accounting adjustment to transaction-related expenses associated with the proposed Combination	$(157)

(i)	Represents additional transaction costs directly attributable to the Combination to be incurred that are not recorded within the historical consolidated statements of operations of either Smurfit Kappa or WestRock. These costs in addition to amounts accrued in the historical balance sheets of Smurfit Kappa and WestRock, are assumed to have been settled in cash in the pro-forma net assets statement (see Note 6(a)(ii)). Transaction-related expenses are not expected to be incurred in any period beyond 12 months from the closing date of the Combination. Any such charge could affect the combined company’s future results of operations in the period in which such charges are incurred. The unaudited pro forma statement of operations for the year ended 31 December 2023 reflects $256 million in non-recurring transaction-related expenses as if those costs were incurred on 1 January 2023, including the retention payments in (ii) below. $246 million and $10 million in non-recurring transaction costs are included in transaction-related expenses associated with the proposed Combination and interest expense, net, respectively.

(ii)	Reflects retention payments payable to Smurfit Kappa executives and the portion of the retention payments for WestRock employees attributed to post-Combination expense. See Note 4(d) for the portion of the retention payments for WestRock employees included in purchase consideration.

(e)	Reflects the incremental interest expense associated with the amortization of the preliminary estimated fair value adjustment/discount of acquired WestRock debt. See Note 6(k).

(f)	Reflects the expense related to the Financing and amortization of issuance costs related to the Financing:

(in millions)	For the Year Ended 31 December 2023
Financing adjustments:
New interest expense on financing:
The Notes Offering(i)	$(154)
Net Financing adjustments to interest expense	$(154)

(i)	The new interest expense on Financing adjustments included in the unaudited pro forma statement of operations reflect a full year’s interest expense for the Notes as if the Notes Offering had been completed on 1 January 2023. The interest was calculated using the stated interest rates in the offering memorandum related to the Notes Offering. The financing costs incurred to effect the Notes Offering have been amortized on a straight-line basis over the term of the Notes. The original issue discount on the 2030 Notes has been amortized over the term of those notes.

(g)	To record the income tax impact of the pro forma adjustments utilising the Irish statutory income tax rate in effect of 12.5% for the year ended 31 December 2023. Transaction-related expenses incurred by Smurfit Kappa are not expected to be deductible and no tax deduction for the pro-forma adjustment in respect of the adjustment for such expenses has been taken in the unaudited pro forma statement of operations. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including cash needs, the geographical mix of income and changes in tax law. Because the tax rate used for the pro forma financial information is estimated, the rate will likely vary from the actual effective rate in periods subsequent to completion of the Combination. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.

(h)	The pro forma basic and diluted weighted average shares outstanding are a combination of historical weighted average shares of Smurfit Kappa’s ordinary shares and issuances of shares in connection with the Merger. In connection with the Combination, Smurfit Kappa agreed to convert certain equity awards held by WestRock employees into Smurfit WestRock equity awards. The pro forma basic and diluted weighted average shares outstanding are as follows:

(in millions)	For the Year Ended 31 December 2023
Pro forma basic weighted average shares:
Historical Smurfit Kappa weighted average shares outstanding	258.3
Issuance of shares to WestRock Shareholders	258.3
Pro forma weighted average shares - basic	516.6
Pro forma diluted weighted average shares:
Pro Forma weighted average shares – diluted(i)	516.6

(i)	6.6 million historical dilutive ordinary share equivalents of Smurfit Kappa and 5.9 million replacement awards of Smurfit WestRock to WestRock equity award holders were excluded from the computation of pro forma diluted weighted average shares for the year ended 31 December 2023, as their effect would be anti-dilutive.

Section B
ACCOUNTANT’S REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE COMBINED GROUP

The Directors
Smurfit Kappa Group plc

Beech Hill

Clonskeagh

Dublin 4

D04 N2R2

14 May 2024

Smurfit Kappa Group plc

We report on the pro forma financial information (the ‘Pro forma financial information’) set out in Section A of Part VII (Unaudited Pro Forma Financial Information for the Combined Group) of the class 1 circular dated 14 May 2024 (the ‘Circular’), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the proposed combination (the ‘Combination’) of Smurfit Kappa Group plc (the ‘Company’) with WestRock Company to create Smurfit WestRock plc (‘Smurfit WestRock’) (the ‘Combined Group’) might have affected the financial information presented on the basis of the accounting policies to be adopted by Smurfit WestRock (being the continuing issuer following completion of the Combination) in preparing the financial statements for the year ending 31 December 2024. This report is required by paragraph 13.3.3R of the Listing Rules of the Financial Conduct Authority (the ‘FCA’) (the ‘Listing Rules’) and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with Section 3 of Annex 20 of the PR Regulation as applied by paragraph 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by Section 3 of Annex 20 of the PR Regulation, as applied by paragraph 13.3.3R of the Listing Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6) of the Financial Conduct Authority, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting (Ireland) issued by the Irish Auditing and Accounting Supervisory Authority. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies to be adopted by the Combined Group.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

•	the Pro forma financial information has been properly compiled on the basis stated; and

•	such basis is consistent with the accounting policies to be adopted by the Combined Group.

Yours faithfully

KPMG
Chartered Accountants
Dublin, Ireland

Part VIII
Additional Information

1.	Responsibility

The Company and the Smurfit Kappa Directors, whose names appear in paragraph 3 of this Part VIII (Additional Information), accept responsibility for the information contained in this Circular. To the best of the knowledge and belief of the Company and the Smurfit Kappa Directors (who have each taken all reasonable care to ensure that such is the case) the information contained in this Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Rights attaching to the Smurfit WestRock Shares

2.1	In consideration for the transfer of the Scheme Shares to Smurfit WestRock pursuant to the Scheme, Smurfit WestRock shall allot and issue Smurfit WestRock Shares to (or for the account of) each Scheme Shareholder on the following basis:

one Smurfit WestRock Share for each Scheme Share.

2.2	The Smurfit WestRock Shares allotted and issued pursuant to clause 2.1 shall:

(a)	be issued as fully paid, shall be free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights and other interests of any nature whatsoever;

(b)	rank equally in all respects with all other fully paid ordinary shares of $0.001 each in the capital of Smurfit WestRock in issue on the Scheme Effective Date; and

(c)	be entitled to all dividends and other distributions declared, paid or made by Smurfit WestRock by reference to a record date on or after the Scheme Effective Date.

3.	Smurfit Kappa Directors

The names and principal functions of the Smurfit Kappa Directors are as follows:

Name	Position
Irial Finan	Chair
Anthony Smurfit	Group Chief Executive Officer
Ken Bowles	Group Chief Financial Officer
Kaisa Hietala	Senior Independent Non-Executive Director
Anne Anderson	Non-Executive Director
Frits Beurskens	Non-Executive Director
Carol Fairweather	Non-Executive Director
Mary Lynn Ferguson-McHugh	Non-Executive Director
James Lawrence	Non-Executive Director
Lourdes Melgar	Non-Executive Director
Jørgen Buhl Rasmussen	Non-Executive Director

3.1	Smurfit Kappa Directors’ interests

(a)	As at the Latest Practicable Date, the interests of the Smurfit Kappa Directors, and of their connected persons, in the issued ordinary share capital of the Company were as set out below:

Name	Shares Held
Irial Finan	30,209
Anthony Smurfit	1,493,878
Ken Bowles	111,458
Kaisa Hietala	1,471
Anne Anderson(1)	7,911
Frits Beurskens	7,250
Carol Fairweather	3,000
Mary Lynn Ferguson-McHugh	–
James Lawrence	–
Lourdes Melgar	–
Jørgen Buhl Rasmussen	6,146

Note:

(1)	Anne Anderson’s holding is inclusive of an indirect interest in 1,000 Smurfit Kappa Shares, held by a connected person.

(b)	As at the Latest Practicable Date, Anthony Smurfit and Ken Bowles held the following outstanding awards over the Smurfit Kappa Shares under the Smurfit Kappa Equity Plans:

Name	Share Plan****	Date of Grant	Market Price on Grant Date	Share Awards Granted*	Deferral / Performance Period**
Anthony Smurfit	DBP	27 March 2020	33.91	1,746***	01/01/2020 – 31/12/2022
	DBP	28 March 2022	46.81	17,779	01/01/2022 – 31/12/2024
	DBP	22 September 2023	36.32	23,049	01/01/2023 – 31/12/2025
	DBP	14 March 2024	37.84	21,304	01/01/2024 – 31/12/2026
	PSP	28 March 2022	40.49	70,384	01/01/2022 – 31/12/2024
	PSP	22 September 2023	32.28	91,816	01/01/2023 – 31/12/2025
	PSP	14 March 2024	40.20	76,676	01/01/2024 – 31/12/2026
Ken Bowles	DBP	27 March 2020	33.91	980***	01/01/2020 – 31/12/2022
	DBP	28 March 2022	46.81	10,836	01/01/2022 – 31/12/2024
	DBP	22 September 2023	36.32	14,154	01/01/2023 – 31/12/2025
	DBP	14 March 2024	37.84	13,082	01/01/2024 – 31/12/2026
	PSP	28 March 2022	40.49	35,441	01/01/2022 – 31/12/2024
	PSP	22 September 2023	32.28	46,233	01/01/2023 – 31/12/2025
	PSP	14 March 2024	40.20	38,610	01/01/2024 – 31/12/2026

Notes:

*	PSP awards are eligible to accrue dividend equivalents during the performance period.
**	The Smurfit Kappa Executive Directors’ PSP awards (post-tax) are subject to a two-year holding period post-vesting.
***	The 2020 DBP award of the Smurfit Kappa Executive Directors was subject to an underpin and as such, 10% of the award has been withheld and is yet to vest.
****	DBP refers to the Smurfit Kappa Group plc 2018 Deferred Bonus Plan. PSP refers to the Smurfit Kappa Group plc 2018 Performance Share Plan. All awards are in the form of conditional awards.

Other than as set out above, none of the Smurfit Kappa Directors held any outstanding awards over Smurfit Kappa Shares under the Smurfit Kappa Equity Plans.

3.2	Smurfit Kappa Directors’ service contracts and letters of appointment

Details of service contracts and letters of appointment in place for Smurfit Kappa Directors are set out below:

Name	Date of first appointment to the Smurfit Kappa Board	Expiry date of current appointment
Irial Finan	2 February 2012	N/A
Anthony Smurfit	6 February 2007	N/A
Ken Bowles	8 December 2016	N/A
Kaisa Hietala	30 October 2020	N/A
Anne Anderson	1 January 2019	N/A
Frits Beurskens	6 February 2007	N/A
Carol Fairweather	1 January 2018	N/A
Mary Lynn Ferguson-McHugh	5 January 2023	N/A
James Lawrence	22 October 2015	N/A
Lourdes Melgar	1 January 2020	N/A
Jørgen Buhl Rasmussen	2 March 2017	N/A

(a)	Smurfit Kappa Executive Directors

Name	Position
Anthony Smurfit	Group Chief Executive Officer
Ken Bowles	Group Chief Financial Officer

Remuneration

During the financial year ended 31 December 2023, the Smurfit Kappa Executive Director remuneration was as follows:

Form of remuneration	Anthony Smurfit	Ken Bowles
	€’000	€’000
Basic Salary	1,186	728
Annual cash bonus	806	495
Annual bonus deferred shares	806	495
Pension	119	73
Benefits	4	29
Total LTIP	1,803	870
Total	4,724	2,690

Pensions

Anthony Smurfit and Ken Bowles previously participated in a Smurfit Kappa contributory defined benefit pension plan based on an accrual rate of 1/60th of pensionable salary for each year of pensionable service, designed to provide two thirds of salary at retirement for full service. The defined benefit plan which Anthony Smurfit and Ken Bowles are members of closed to future accrual with effect from 30 June 2016 and was replaced by a defined contribution plan. All pension benefits are determined solely in relation to basic salary. During the year the Group made a Transfer Value Option available to all employed members of the Irish defined benefit pension schemes. The terms of the Transfer Value Option were consistent across all members. On acceptance of the option all associated defined benefit pension obligations in respect of Anthony Smurfit and Ken Bowles have been removed.

For 2023, the non-pensionable cash allowance for both Anthony Smurfit and Ken Bowles represented 10% of salary, which is aligned to the workforce rate.

Annual Bonus Plan

Smurfit Kappa Executive Directors participate in an annual bonus plan based on the achievement of clearly defined stretching annual targets (financial and non-financial) which are aligned with Smurfit Kappa’s strategy. 50% of any bonus award is normally deferred into shares for a period of, normally, three years. This deferral element provides a retention element and aligns executives with shareholder interests. The maximum bonus opportunity in respect of a financial year is 150% of basic salary.

Performance is measured against a range of key financial, operational/strategic, sustainability and individual performance metrics. The performance measures, their respective weightings and targets are normally set each year by Smurfit Kappa’s remuneration committee to ensure continued alignment with Smurfit Kappa’s strategy. Pay-outs are determined by Smurfit Kappa’s remuneration committee after the year-end taking into account performance against targets. Smurfit Kappa’s remuneration committee retains the discretion to review out-turns to ensure they are appropriate in the context of overall performance and how it was delivered.

Long-term Incentive Plan

Smurfit Kappa Executive Directors participate in Smurfit Kappa’s Performance Share Plan which is used to incentivise participants to achieve clearly defined stretching long-term targets which are aligned with Smurfit Kappa’s long-term strategic and sustainability ambition. Annual awards are normally subject to a performance period of no less than three years. Subject to performance, awards will then normally be subject to a holding period of two years. The maximum award opportunity in respect of a financial year is 250% of basic salary for Anthony Smurfit and 205% for Ken Bowles.

The performance measures, their respective weightings and targets are normally set each year by Smurfit Kappa’s remuneration committee to ensure continued alignment with Smurfit Kappa’s strategy. Measures may be financial, non-financial, share-price based, strategic, and sustainability-focused or on any other basis that the remuneration committee considers appropriate. Vesting levels are determined by the remuneration committee after the end of the performance period taking into account performance against targets.

Smurfit Kappa’s remuneration committee retains the discretion to review formulaic outcomes to ensure they are appropriate in the context of overall performance and how it was delivered.

Service Contracts and Loss of Office Payment Policy

Details of the service contracts of the Smurfit Kappa Executive Directors are set out below.

Name	Effective Date of Service Contract	Notice Period	Payment in Lieu of Notice
Anthony Smurfit	9 March 2007 (as amended on 1 September 2015)	12 months’ notice	Annual salary, the highest annual bonus for the most recent three years, the regular pension contribution in respect of the annual salary and the cash value of any benefits.

Ken Bowles	1 April 2016	12 months’ notice	Annual salary, the regular pension contribution in respect of the annual salary and the cash value of any benefits.

The Company has entered into a retention bonus arrangement with Ken Bowles whereby the Company will procure the payment to Ken Bowles of a gross amount equal to €1,135,686, representing 18 months of his base salary at the Company, within 30 days of the date which is the six month anniversary of the date of Completion provided that he remains in employment with the Combined Group on that date and subject to the satisfactory performance of his role. The arrangement provides that if Ken Bowles’ employment is terminated prior to the retention bonus payment date for reasons other than misconduct, payment of the retention bonus will be paid promptly following the termination date. If Ken Bowles resigns or is terminated for misconduct prior to the retention bonus payment date, he will not receive a retention bonus payment.

External Appointments

The Company recognises that, during their employment with the Company, Smurfit Kappa Executive Directors may be invited to become non-executive directors of other companies and that such duties can broaden their experience and knowledge. Smurfit Kappa Executive Directors may, with the written consent of the Company, accept such appointments outside the Company, and the policy is that any fees may be retained by the director. Smurfit Kappa Executive Directors do not hold any paid appointments at present.

(b)	Smurfit Kappa Non-Executive Directors

Name	Position
Irial Finan	Chair
Kaisa Hietala	Senior Independent Non-Executive Director
Anne Anderson	Non-Executive Director
Frits Beurskens	Non-Executive Director
Carol Fairweather	Non-Executive Director
Mary Lynn Ferguson-McHugh	Non-Executive Director
James Lawrence	Non-Executive Director
Lourdes Melgar	Non-Executive Director
Jørgen Buhl Rasmussen	Non-Executive Director

Remuneration

All Smurfit Kappa Non-Executive Directors have letters of appointment for a period of three years which are renewable but generally for no more than three terms in aggregate. In compliance with the UK Corporate Governance Code, all Smurfit Kappa Non-Executive Directors retire at each AGM and offer themselves for re-election. A copy of the letter of appointment is available for inspection at the Company’s registered office during normal business hours.

Smurfit Kappa Non-Executive Directors are not eligible to participate in the annual bonus plan or the long-term incentive plans and their service as a Smurfit Kappa Non-Executive Director is not pensionable.

During the financial year ended 31 December 2023, the Smurfit Kappa Non-Executive Director remuneration* was as follows:

Name	Total
	€’000
Irial Finan	364
Kaisa Hietala	135
Anne Anderson	121
Frits Beurskens	154	(1)
Carol Fairweather	135
Mary Lynn Ferguson-McHugh	94
James Lawrence	94
Lourdes Melgar	94
Jørgen Buhl Rasmussen	135

Notes:

*	Smurfit Kappa Non-Executive Director remuneration is entirely fixed.

(1)	Frits Beurskens’ fees include additional fees of €60,000 for services as a director of a Smurfit Kappa subsidiary and advisory services.

(c)	Smurfit Kappa maintains directors’ and officers’ insurance for the benefit of each Smurfit Kappa Director.

(d)	Save as disclosed above, there are no service contracts or letters of appointment between any Smurfit Kappa Director and any member of Smurfit Kappa providing for benefits upon termination.

4.	Expected Smurfit WestRock Executive Compensation

As disclosed elsewhere in this Circular, after Completion, Smurfit Kappa’s current Group Chief Executive Officer, Anthony Smurfit, will serve as President and Group Chief Executive Officer of Smurfit WestRock, and Smurfit Kappa’s current Group Chief Financial Officer, Ken Bowles, will serve as Executive Vice President and Group Chief Financial Officer of Smurfit WestRock. Laurent Sellier will serve as President and Chief Executive Officer North America (including Mexico), Saverio Mayer will serve as President and Chief Executive Officer Europe, MEA and APAC and Jairo Lorenzatto will serve as President and Chief Executive Officer LATAM.

This section discusses certain compensation arrangements that are expected to apply to the proposed executive officers of Smurfit WestRock after Completion. The executive compensation programme remains subject to review and approval by Smurfit WestRock’s compensation committee after Completion.

Executive Compensation Elements

It is expected that Smurfit WestRock’s executive compensation programme will include three principal elements: (i) annual base salary, (ii) annual short-term incentive, and (iii) annual long-term incentive.

Annual Base Salary

Annual base salary provides a fixed incentive that corresponds to an executive’s experience and job scope. The expected initial annual base salary of each of the proposed executive officers will be as set forth in the table below.

Executive Officer	Annual Base Salary(1)	Annual Base Salary ($)[2]
Anthony Smurfit – President and Group Chief Executive Officer	€1,387,040	$1,500,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	€878,458	$950,000
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$900,000	$900,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	€762,872	$825,000
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$500,000	$500,000

Notes:

(1)	Reflects annual base salary in the currency in which it will be paid, as set forth in the applicable service contract or offer letter and summarised below.
(2)	For illustrative purposes and in order to create a consistent presentation, reflects the base salary amounts in US dollars, with conversion from euros (for those executives who will be paid in euros) based on an exchange rate of 1.08144, which represents the average daily exchange rate for 2023 (as reported in Bloomberg).

Annual Short-Term Incentive Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt an annual short-term incentive plan effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s compensation committee, are summarised below. The summary does not contain all information about the annual short-term incentive plan.

The eligible participants under the annual short-term incentive plan would include Smurfit WestRock executive officers. Pursuant to the annual short-term incentive plan, each executive officer will be eligible for a bonus payable based on the achievement of performance goals established by Smurfit WestRock’s compensation committee based on financial, operational, strategic and sustainability performance, individual performance and/or such other measures as may be determined at the discretion of the compensation committee. The performance period under the plan will be Smurfit WestRock’s financial year, unless otherwise designated by the compensation committee. Each bonus paid under the plan will be in the form of cash. Upon a change in control, the plan would terminate and each eligible participant would be entitled to a prorated bonus based on the number of days elapsed in the performance period through the change in control and with performance deemed achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the change in control.

Each executive officer is expected to be eligible to participate in an annual short-term incentive programme. The table below reflects the initial target annual short-term incentive opportunity of each executive officer, which opportunity is expected to apply on a prorated basis for the portion of Smurfit WestRock’s financial year 2024 that follows Completion. The performance metrics and related targets for the short-term incentive programme are subject to review and approval by Smurfit WestRock’s compensation committee following Completion. Each earned annual short-term incentive award will be paid in the form of cash.

Executive Officer	Annual Base Salary ($)(1)	Target Short-Term Incentive Opportunity (%)	Target Short-Term Incentive Opportunity ($)
Anthony Smurfit – President and Group Chief Executive Officer	$1,500,000	175%	$2,625,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	$950,000	125%	$1,187,500
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$900,000	75%	$675,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	$825,000	75%	$618,750
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$500,000	75%	$375,000

Note:

(1)	For illustrative purposes and in order to create a consistent presentation, reflects the base salary amounts in US dollars, with conversion from euros (for those executives who will be paid in euros) based on an exchange rate of 1.08144, which represents the average daily exchange rate for 2023 (as reported in Bloomberg).

Annual Long-Term Incentive Awards

It is expected that Smurfit WestRock will, prior to Completion, adopt a long-term incentive plan which is expected to be called the Smurfit WestRock 2024 Long-Term Incentive Plan, effective upon Completion. See the paragraph entitled “—Smurfit WestRock 2024 Long-Term Incentive Plan” below for further details.

It is expected that Smurfit WestRock will maintain an annual long-term incentive programme designed to retain key executives and to align the interests of Smurfit WestRock executives with the achievement of sustainable long-term growth and performance. It is expected that annual equity awards with multi-year vesting periods will consist primarily of performance-based awards, with performance-based awards representing 75% of the grant date value for each executive officer and time-based restricted stock unit awards representing the remaining 25% of the grant date value for each executive officer. The terms of annual equity compensation awards, including the form of awards, applicable performance metrics and targets, and vesting schedules, are subject to review and approval by Smurfit WestRock’s compensation committee following Completion.

The table below reflects the proposed initial target annual long-term incentive opportunity of each executive officer, which will be expressed in US dollars for each executive officer. It is anticipated that Smurfit WestRock’s compensation committee will grant a prorated long-term incentive award to certain executive officers shortly after Completion in order to implement their new annual compensation opportunity for the portion of the year that follows Completion.

Executive Officer	Target Long-Term Incentive Opportunity
Anthony Smurfit – President and Group Chief Executive Officer	$11,250,000
Ken Bowles – Executive Vice President and Group Chief Financial Officer	$3,250,000
Laurent Sellier – President and Chief Executive Officer, North America (including Mexico)	$2,250,000
Saverio Mayer – President and Chief Executive Officer, Europe, MEA and APAC	$2,250,000
Jairo Lorenzatto – President and Chief Executive Officer, LATAM	$800,000

Executive Officer Stock Ownership Guidelines

It is also expected that Smurfit WestRock will, prior to Completion, establish an executive stock ownership policy effective upon Completion. The policy will require each executive officer to beneficially own Smurfit WestRock ordinary shares equal in value to a multiple of the executive officer’s annual base salary within five years of commencing to serve as an executive officer of Smurfit WestRock.

Executive Severance Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt an Executive Severance Plan effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s compensation committee, are summarised below. The summary does not contain all information about the Executive Severance Plan.

The eligible participants under the Executive Severance Plan will include (but not be limited to) Messrs. Smurfit, Bowles, Sellier and Mayer. It is expected that Mr. Lorenzatto would be designated for participation in the Executive Severance Plan after the expiration of his Change in Control Severance Agreement with WestRock on the second anniversary of the Completion should he remain employed by Smurfit WestRock at such time.

Pursuant to the Executive Severance Plan, an eligible executive whose employment is terminated without cause at any time other than on or within the two years following a change in control of Smurfit WestRock, would be entitled to receive (subject to the executive’s execution of a release of claims in favour of Smurfit WestRock and continuing compliance with applicable restrictive covenants):

•	a specified multiple of the sum of the executive’s annual base salary and target annual bonus, with such multiple equal to 2x (for Mr. Smurfit) or 1.5x (for Messrs. Bowles, Sellier and Mayer);

•	a prorated target annual bonus for the year of termination (the “Prorated Bonus”); and

•	a healthcare coverage subsidy payment generally equal to the applicable premium cost for the number of years equal to the applicable severance multiple (the “Healthcare Continuation Benefit”).

Pursuant to the Executive Severance Plan, any eligible executive whose employment is terminated without cause or who resigns for good reason on, or within the two years following, a change in control of Smurfit WestRock, would be entitled to receive (subject to the executive’s execution of a release of claims in favour of Smurfit WestRock and continuing compliance with applicable restrictive covenants):

•	a specified multiple of the sum of annual base salary and target annual bonus, with such multiple equal to 3x (for Mr. Smurfit) or 2x (for Messrs. Bowles, Sellier and Mayer);

•	the Prorated Bonus; and

•	the Healthcare Continuation Benefit.

The Executive Severance Plan is expected to provide that, with respect to eligible participants who are US taxpayers, in the event that the payments and benefits to an eligible executive in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, the executive will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the executive.

Any notice, PILON, severance or other termination payments or benefits required by applicable law or local service contract for an eligible executive will reduce ratably the severance benefits provided under the Executive Severance Plan. Conversely, if such local notice, payments or benefits is more favourable to the executive than the severance benefits provided under the Executive Severance Plan, then the executive will receive the local notice, payments or benefits and will not receive the severance benefits provided under the Executive Severance Plan.

Non-Employee Director Compensation Programme

It is expected that Smurfit WestRock will establish a non-employee director compensation programme effective as of Completion for Smurfit WestRock non-employee directors, the anticipated material terms of which are summarised below. The final terms of the Smurfit WestRock non-employee director compensation programme are subject to approval by the Smurfit WestRock Board (or an applicable committee thereof).

Element	Amount ($)
Base Cash Retainer	120,000
Additional Cash Retainers
Non-Executive Chair	100,000
Audit Committee Chair	25,000
Compensation Committee Chair	20,000
Nomination Committee Chair	20,000
Sustainability Committee Chair	20,000
Annual Stock Grant – Directors (other than Non-Executive Chair)	175,000
Annual Stock Grant – Non-Executive Chair	275,000

It is expected that Smurfit WestRock non-employee directors based in the United States will be offered the opportunity to defer all or a portion of the annual cash retainers and annual stock grants.

It is also expected that Smurfit WestRock will, prior to Completion, establish a director stock ownership policy effective upon Completion. The policy will require each Smurfit WestRock non-employee director to beneficially own Smurfit WestRock ordinary shares equal in value to a multiple of the director’s annual cash base retainer within five years of appointment to the Smurfit WestRock Board.

Smurfit WestRock 2024 Long-Term Incentive Plan

It is expected that Smurfit WestRock will, prior to Completion, adopt a long-term incentive plan, which is expected to be called the Smurfit WestRock 2024 Long-Term Incentive Plan (the “LTI Plan”), effective upon Completion. The material terms of the plan, which is subject to review and approval by Smurfit WestRock’s compensation committee, are summarised below. The summary does not contain all information about the LTI Plan.

Administration and Eligibility

The LTI Plan is expected to be administered by Smurfit WestRock’s compensation committee. The compensation committee has the authority to select eligible employees, directors or consultants/independent contractors to whom awards may be granted, determine the number of shares covered by those awards and set the terms, conditions and provisions of those awards. The compensation committee may, subject to any limits imposed by applicable law, delegate its authority under the LTI Plan to certain officers of Smurfit WestRock.

Award Types

Under the LTI Plan, the compensation committee may grant restricted stock units, performance-based restricted stock units, stock options, including incentive stock options intended to qualify for special tax treatment under Section 422 of the Code, stock appreciation rights, share awards, which may be subject to time-based or performance-based vesting conditions, and cash bonus incentives.

Shares Available for Issuance

Currently, 26 million Smurfit WestRock Shares are expected to be reserved for issuance pursuant to awards granted under the LTI Plan. Smurfit WestRock Shares reserved for issuance under the LTI Plan will be reserved from authorised but unissued shares and treasury shares. All shares remain available for issuance under the LTI Plan until issued pursuant to the exercise of an option or SAR or issued pursuant to a stock or stock unit grant. Any shares that are forfeited or otherwise not issued after grant of an award are expected to remain available for issuance under the LTI Plan. The number of shares that can be issued as incentive stock options may not exceed the number of Smurfit WestRock Shares reserved for issuance under the LTI Plan.

Non-Employee Director Award Limits

The LTI Plan will stipulate that no individual non-employee director may receive awards or cash retainers in any calendar year having an aggregate fair market value that exceeds $750,000 for service as a non-employee director.

Adjustments

In the event of a corporate transaction or other changes to Smurfit WestRock’s capital structure, including a merger, consolidation, acquisition of property or shares, share rights offering, liquidation, disposition of Smurfit WestRock’s direct or indirect ownership of an affiliate, share dividend, share split, reorganisation, share combination or recapitalisation, Smurfit WestRock’s compensation committee may make such substitutions or adjustments as it deems appropriate and equitable, including to the aggregate number and kind of shares or other securities reserved for issuance and delivery under the LTI Plan, individual limits, the number and kind of shares or other securities subject to outstanding awards and the performance goals applicable to outstanding awards.

Change in Control

If there is a “change in control” (as defined in the LTI Plan) of Smurfit WestRock and there is no continuation or assumption of an outstanding award that had been made pursuant to the LTI Plan in the form of a replacement award meeting certain requirements (including that the award be of the same type, with the same value, be subject to no less favourable terms and conditions and relate to publicly-traded securities), then the rights of each eligible employee and director in the then-outstanding grants under the LTI Plan that were not so continued or assumed will vest on the effective date of the “change in control” (with the level of achievement of applicable performance goals determined in accordance with the applicable award agreements) and automatically be cancelled in exchange for certain payments as set forth in the LTI Plan. Any replacement award meeting the specified requirements would vest in full upon a termination of the holder’s employment without cause, or for good reason (to the extent included in applicable award agreements), in each case within 24 months of the change in control. In the case of performance-based awards, performance goals would be deemed achieved upon the change in control at the greater of the target level and the actual level of achievement through the latest practicable date prior to the change in control (whether such award vests upon the change in control or is assumed by an acquirer in the form of qualifying replacement award).

Amendments

The Smurfit WestRock Board may amend the LTI Plan from time to time to the extent that the Smurfit WestRock Board deems necessary or appropriate, provided no amendment may be made without stockholder approval to the extent approval is required under applicable law or applicable stock exchange rule and no amendment may materially and adversely affect any rights of a participant with respect to awards previously granted without such participant’s consent.

Term of the Plan

The LTI Plan will stipulate that no grants may be made on or after the tenth anniversary of the effective date of the LTI Plan.

5.	Major Shareholders

As at the Latest Practicable Date, the Company had been notified of the interests in Smurfit Kappa Shares as set out in columns A and B below, in each case amounting to more than 3% of its issued share capital.

	A	B
Name	Number of Smurfit Kappa Shares(1)	Percentage of issued share capital of Smurfit Kappa
BlackRock, Inc.	23,412,793	8.97%
The Goldman Sachs Group, Inc.	20,583,620	7.88%
Norges Bank	17,340,719	6.64%
The Capital Group Companies, Inc.	10,428,624	3.99%

Note:

(1)	Insofar as known to Smurfit Kappa, based on notified shareholdings of 3% or more of the issued ordinary share capital of Smurfit Kappa.

Save as set out above, the Company is not aware of any person who is directly or indirectly interested in 3% or more of the issued ordinary share capital of the Company.

6.	Consents

KPMG has given and not withdrawn its written consent to the inclusion in this Circular of its report set out in Part VII (Unaudited Pro Forma Financial Information for the Combined Group) of this Circular and references to its name in the form and context in which it appears.

Citi has given and has not withdrawn its written consent to the inclusion in this Circular of its name and references thereto in the form and context in which they appear.

PJT Partners has given and has not withdrawn its written consent to the inclusion in this Circular of its name and references thereto in the form and context in which they appear.

7.	Material contracts

7.1	Smurfit Kappa

The following is a summary of each material contract (other than contracts entered into in the ordinary course of business) to which Smurfit Kappa Group plc or any of its subsidiaries is a party, for the two years immediately preceding the publication of this Circular, and each other contract (not being a contract entered into in the ordinary course of business) entered into by Smurfit Kappa Group plc or any of its subsidiaries which contains any provisions under which Smurfit Kappa Group plc or any of its subsidiaries has an obligation or entitlement which is material to Smurfit Kappa as at the date of this Circular:

Transaction Agreement

On 12 September 2023, Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement in connection with the Combination. See Part III (Principal Terms and Conditions of the Combination) of this Circular for a summary of the key terms of the Transaction Agreement.

The Notes

On 3 April 2024, SK Treasury issued the Notes in an aggregate principal amount of $2.75 billion, comprised of:

•	the 2030 Notes, in an aggregate principal amount of $750 million;

•	the 2034 Notes, in an aggregate principal amount of $1.0 billion; and

•	the 2054 Notes, in an aggregate principal amount of $1.0 billion.

Each series of Notes was issued under the Notes Indenture, dated 3 April 2024, between, among others, SK Treasury as issuer, Smurfit Kappa Group plc as parent guarantor and Deutsche Bank Trust Company Americas, as trustee, and are senior unsecured obligations of SK Treasury, to be guaranteed by Smurfit WestRock and the other Post-Completion Additional Guarantors (as defined in the Notes Indenture) following Completion.

Maturity and Interest

The 2030 Notes bear interest at a rate of 5.200% per annum and will mature on 15 January 2030. Interest on the 2030 Notes is payable semi-annually on 15 January and 15 July of each year, beginning on 15 July 2024.

The 2034 Notes bear interest at a rate of 5.438% per annum and will mature on 3 April 2034. The 2054 Notes bear interest at a rate of 5.777% per annum and will mature on 3 April 2054. Interest on the 2034 Notes and the 2054 Notes is payable semi-annually in arrears on 3 April and 3 October of each year, beginning on 3 October 2024.

Redemption

Prior to (i) 15 December 2029 with respect to the 2030 Notes, (ii) 3 January 2034 with respect to the 2034 Notes and (iii) 3 October 2053 with respect to the 2054 Notes, SK Treasury may redeem any series of the Notes at its option, in whole or in part, at a redemption price equal to the greater of the following amounts:

•	100% of the principal amount of the Notes being redeemed; and

•	the applicable “make-whole” premium, together with the accrued and unpaid interest thereon, if any, and the additional amounts, if any, to, but not including, the redemption date.

On or after the applicable date with respect to each series of Notes as described in the previous paragraph, SK Treasury may redeem any series of the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus the accrued and unpaid interest thereon, if any, and the additional amounts, if any, to, but not including, the redemption date.

If (i) the Combination is not consummated prior to 12 March 2025, (ii) the Transaction Agreement is terminated at any time prior to 12 March 2025 (other than as a result of consummating the Combination) or (iii) Smurfit Kappa publicly announces at any time prior to 12 March 2025 that it will no longer pursue the consummation of the Combination, SK Treasury will be required to redeem all of the outstanding Notes of each series pursuant to a Special Mandatory Redemption at a redemption price equal to 101% of the aggregate principal amount of the Notes of such series, plus accrued and unpaid interest to, but not including, the Special Mandatory Redemption Date (as defined in the Notes Indenture).

Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market.

Change of Control

Upon the occurrence of a Change of Control Repurchase Event (as defined in the Notes Indenture) with respect to a particular series of Notes, each Holder (as defined in the Notes Indenture) will have the right to require SK Treasury to repurchase all or any part of that Holder’s Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest thereon, if any, and additional amounts, if any, to, but not including, the date of purchase. Pursuant to the Notes Indenture, the Combination will not be deemed to involve a Change of Control (as defined in the Notes Indenture).

Events of Default

The Notes Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The Notes Indenture contains covenants for the benefit of the holders of the Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and/or its subsidiaries, including SK Treasury, as applicable, to:

•	enter into certain guarantees with respect to certain existing indebtedness or Public Indebtedness (as defined in the Notes Indenture) without guaranteeing the Notes;

•	incur liens on their principal properties to secure indebtedness above a certain threshold other than Permitted Liens (as defined in the Notes Indenture) or unless the Notes are equally and ratably secured; and

•	undertake certain mergers, consolidations or sales of all, or substantially all, assets.

SK Treasury is required to make available periodic financial reports under the Notes Indenture. These covenants are subject to a number of qualifications and exceptions as set out in the Notes Indenture.

Revolving Facility Agreement

On 28 January 2019, Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023), SK Treasury and certain other members of Smurfit Kappa entered into a revolving facility agreement (the “Revolving Facility Agreement”) arranged by a group of their key relationship banks. The Revolving Facility Agreement provides for a €1.35 billion revolving credit facility (the “Revolving Credit Facility”) with an original maturity date of 28 January 2024. Such maturity date was extended to 28 January 2025 on 13 December 2019 and then extended to 28 January 2026 on 17 December 2020. As at 31 December 2023, Smurfit Kappa had $4 million outstanding under this facility.

Interest and Fees

Advances under the Revolving Credit Facility bear interest at a rate equal to the relevant interbank rate or, from an agreed rate switch date, a daily non-cumulative compounded risk-free rate plus an applicable credit adjustment spread for a specific currency determined in accordance with the methodology set out in the Revolving Facility Agreement (and if, in each case, such rate is below zero, it will be deemed to be zero) plus a margin between a minimum of 0.50% and a maximum of 1.50% depending on Smurfit Kappa’s long-term corporate credit rating with each of Standard & Poor’s Rating Services, Fitch Ratings Ltd and/or Moody’s Investor Services Limited. Upon attaining investment grade status with two of the above rating agencies, if the other rating agency does not give an investment grade rating, the margin shall be determined by reference to the two investment grade ratings only. Following the upgrade of Smurfit Kappa to BBB- by Fitch Ratings in December 2020 and then to Baa3 and BBB- by Moody’s Investor Services Limited and Standard & Poor’s Rating Services, respectively, in February 2021, the margin on the Revolving Credit Facility reduced from 0.817% to 0.65%. The margin may further be increased by a maximum of 0.05% or decreased by a maximum of 0.05% depending on the number of targets achieved with respect to five sustainability indicators.

Commitment fees are calculated daily at an annual rate and are payable quarterly in arrears on the undrawn, uncancelled amount of the Revolving Credit Facility at a rate equal to 35% of the applicable margin on each lender’s available commitment under the facility for the relevant period.

Certain agency fees are payable to the facility agent. A utilisation fee of up to 0.40% per annum is also payable to the facility agent (for the benefit of each lender) depending on the aggregate amount of the Revolving Credit Facility which is utilised.

Restrictive Covenants

The Revolving Facility Agreement contains certain restrictive covenants. These include restrictions on encumbrances, disposals and the incurrence of financial indebtedness by members of Smurfit Kappa which are not guarantors under the Revolving Facility Agreement, in each case subject to certain exceptions and permitted thresholds.

Financial Covenants

Smurfit Kappa is tested half yearly for certain financial covenants on a rolling 12-month basis determined in accordance with its financial statements. Specifically, the tests require that (i) the ratio of net borrowings to covenant EBITDA shall not be greater than 3.75 to 1.00 for any relevant testing date, and (ii) the ratio of covenant EBITDA to net interest payable shall not be less than 3.00:1 for any relevant testing date (in each case as defined in the Revolving Facility Agreement).

Repayment

Each drawing under the Revolving Credit Facility is repayable on the last day of its applicable interest period, subject to a final repayment date on 28 January 2026.

Prepayment

A lender can require the prepayment of all outstanding amounts and the cancellation of its commitments under the Revolving Facility Agreement (including any ancillary facilities) upon a change of control (as defined in the Revolving Facility Agreement). On 22 September 2023, Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023) and National Westminster Bank Plc (on behalf of the lenders under the Revolving Facility Agreement) agreed to amend the definition of “Change of Control” in the Revolving Facility Agreement to allow a new holding company incorporated under the laws of Ireland to become the direct holder of 100% of the issued share capital of Smurfit Kappa Group plc. Voluntary prepayments can be made, subject to the payment of any applicable break costs and without prepayment penalties being payable in a prescribed minimum amount of €1 million.

Security and Guarantees

The Revolving Facility Agreement is unsecured.

The indebtedness under the Revolving Facility Agreement and related hedging arrangements is guaranteed on substantially the same basis as the 2025 Notes, the 2026 Notes, the 2027 Notes and the Green Notes.

Events of Default

The Revolving Facility Agreement contains customary events of default, including payment defaults; breaches of representations and warranties; covenant defaults; cross defaults to certain other material indebtedness in excess of specified amounts; and certain events of bankruptcy and insolvency.

US Yankee Bonds

Smurfit Kappa Treasury Funding Designated Activity Company (formerly known as Smurfit Kappa Treasury Funding Limited, Smurfit Capital Funding Limited and Smurfit Capital Funding Public Limited Company), an indirect wholly-owned subsidiary of Smurfit Kappa Investments Limited, issued an aggregate principal amount of $350 million 7.50% debentures due 2025 (the “US Yankee Bonds”) pursuant to an indenture dated as at 15 November 1995, among Smurfit Kappa Treasury Funding Designated Activity Company, as issuer, Smurfit Packaging Corporation Limited, as guarantor, certain subsidiary guarantors and BNY Mellon Corporate Trust, as trustee. As at 31 December 2023, Smurfit Kappa had an aggregate principal amount of $292 million of US Yankee Bonds outstanding.

Maturity and Interest

The US Yankee Bonds mature on 20 November 2025 and bear interest at the rate equal to 7.50% per annum. Interest is payable in cash on 20 May and 20 November of each year.

Guarantees

The US Yankee Bonds are fully and unconditionally guaranteed by (i) Smurfit Packaging Corporation Limited, (ii) Smurfit International B.V., an indirect wholly-owned Dutch subsidiary of Smurfit Packaging Corporation Limited and (iii) SK Treasury.

Redemption

The US Yankee Bonds may be redeemed at Smurfit Kappa’s option in whole, but not in part, at any time at the principal amount plus accrued interest in the event of certain tax law changes requiring the payment of additional amounts.

Smurfit Kappa Treasury Funding Designated Activity Company is not required to make mandatory redemption or sinking fund payments with respect to the US Yankee Bonds.

Events of Default

The US Yankee Bonds Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to other indebtedness, and certain events of bankruptcy, insolvency or reorganisation.

Covenants

The US Yankee Bond Indenture contains covenants for the benefit of the holders of the US Yankee Bonds that, among other things, limit Smurfit Kappa Packaging Limited’s ability and that of any of its restricted subsidiaries, including SK Treasury, to consolidate with, or merger into, or transfer or lease their respective assets incur liens and enter into sale and leaseback transactions.

These limitations are, however, subject to a number of qualifications and exceptions.

2025 Notes

Smurfit Kappa Acquisitions Unlimited Company issued an aggregate principal amount of €250 million 2.75% senior notes due 2025 (the “2025 Notes”) pursuant to an indenture (the “2025 Indenture”) dated as at 16 February 2015, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar.

Maturity and Interest

The 2025 Notes mature on 1 February 2025 and bear interest at a rate equal to 2.750% per annum. Interest is payable in cash on 1 February and 1 August of each year.

Redemption

At any time prior to 1 November 2024 (three months prior to the maturity of the 2025 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2025 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 1 November 2024 (three months prior to the maturity of the 2025 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2025 Notes at a redemption price equal to 100% of the principal amount of the 2025 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

Smurfit Kappa Acquisitions Unlimited Company may redeem the 2025 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2025 Notes or the guarantees of the 2025 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

Smurfit Kappa Acquisitions Unlimited Company is not required to make mandatory redemption or sinking fund payments with respect to the 2025 Notes.

Change of Control

The 2025 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2025 Indenture), each holder of 2025 Notes may require Smurfit Kappa Acquisitions Unlimited Company to offer to repurchase the 2025 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. No consent was sought from 2025 Notes bondholders in connection with the Combination as Smurfit Kappa intends to redeem such notes from existing liquid resources at an appropriate time.

Events of Default

The 2025 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2025 Indenture contains covenants for the benefit of the holders of the 2025 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries to:

•	enter into guarantees issued by subsidiaries with respect to certain then existing indebtedness or other similar public indebtedness without guaranteeing the 2025 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2025 Indenture. These covenants are subject to a number of qualifications and exceptions.

2026 Notes

Smurfit Kappa Acquisitions Unlimited Company issued an aggregate principal amount of €600 million 2.875% senior notes due 2026 (including the €400 million such notes issued subsequently, the “2026 Notes”) pursuant to an indenture (the “2026 Indenture”) dated as at 28 June 2018, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar.

Maturity and Interest

The 2026 Notes mature on 15 January 2026 and bear interest at a rate equal to 2.875% per annum. Interest is payable in cash on 15 January and 15 July of each year.

Redemption

At any time prior to 15 October 2025 (three months prior to the maturity of the 2026 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2026 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 15 October 2025 (three months prior to the maturity of the 2026 Notes), Smurfit Kappa Acquisitions Unlimited Company may redeem all or a part of the 2026 Notes at a redemption price equal to 100% of the principal amount of the 2026 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

Smurfit Kappa Acquisitions Unlimited Company may redeem the 2026 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2026 Notes or the guarantees of the 2026 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

Smurfit Kappa Acquisitions Unlimited Company is not required to make mandatory redemption or sinking fund payments with respect to the 2026 Notes.

Change of Control

The 2026 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2026 Indenture), each holder of 2026 Notes may require Smurfit Kappa Acquisitions Unlimited Company to offer to repurchase the 2026 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by Smurfit Kappa Acquisitions Unlimited Company, the 2026 Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control”.

Events of Default

The 2026 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2026 Indenture contains covenants for the benefit of the holders of the 2026 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the 2026 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2026 Indenture. These covenants are subject to a number of qualifications and exceptions.

2027 Notes

SK Treasury issued an aggregate principal amount of €750 million 1.50% senior notes due 2027 (the “2027 Notes”) pursuant to an indenture (the “2027 Indenture”) dated as at 16 September 2019, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar.

Maturity and Interest

The 2027 Notes mature on 15 September 2027 and bear interest at a rate equal to 1.500% per annum. Interest is payable in cash on 15 March and 15 September of each year.

Redemption

At any time prior to 15 June 2027 (three months prior to the maturity of the 2027 Notes), SK Treasury may redeem all or a part of the 2027 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 15 June 2027 (three months prior to the maturity of the 2027 Notes), SK Treasury may redeem all or a part of the 2027 Notes at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

SK Treasury may redeem the 2027 Notes in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on the 2027 Notes or the guarantees of the 2027 Notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

SK Treasury is not required to make mandatory redemption or sinking fund payments with respect to the 2027 Notes.

Change of Control

The 2027 Indenture provides that upon the occurrence of a “Change of Control” and a “Rating Event” (each as defined in the 2027 Indenture), each holder of 2027 Notes may require SK Treasury to offer to repurchase the 2027 Notes held by such holder at a purchase price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by SK Treasury, the 2027 Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control”.

Events of Default

The 2027 Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The 2027 Indenture contains covenants for the benefit of the holders of the 2027 Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the 2027 Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the 2027 Indenture. These covenants are subject to a number of qualifications and exceptions.

Green Notes

SK Treasury issued an aggregate principal amount of €500 million 0.50% senior notes due 2029 (the “2029 Notes”) and €500 million 1.00% senior notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Green Notes”) pursuant to an indenture (the “Green Notes Indenture”) dated as at 22 September 2021, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar.

Maturity and Interest

The 2029 Notes mature on 22 September 2029 and bear interest at a rate equal to 0.50% per annum. Interest is payable in cash on 22 September of each year.

The 2033 Notes mature on 22 September 2033 and bear interest at a rate equal to 1.00% per annum. Interest is payable in cash on 22 September of each year.

Redemption

At any time prior to 22 June 2029 (three months prior to the maturity of the 2029 Notes), SK Treasury may redeem all or a part of the 2029 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 22 June 2029 (three months prior to the maturity of the 2029 Notes), SK Treasury may redeem all or a part of the 2029 Notes at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

At any time prior to 22 June 2033 (three months prior to the maturity of the 2033 Notes), SK Treasury may redeem all or a part of the 2033 Notes at a redemption price equal to 100% of the principal amount thereof, plus the applicable “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

On or after 22 June 2033 (three months prior to the maturity of the 2033 Notes), SK Treasury may redeem all or a part of the 2033 Notes at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed, plus accrued and unpaid interest, if any, and additional amounts, if any, to, but not including, the redemption date.

SK Treasury may redeem the 2029 Notes or the 2033 Notes, in each case in whole, but not in part, at any time upon giving proper notice if changes in tax laws impose certain withholding taxes or other deductions on amounts payable on such notes or the guarantees of such notes, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the redemption date.

SK Treasury is not required to make mandatory redemption or sinking fund payments with respect to the Green Notes.

Change of Control

The Green Notes Indenture provides that upon the occurrence of a “Change of Control Repurchase Event” (as defined in the Green Notes Indenture), each holder of Green Notes may require SK Treasury to offer to repurchase the Green Notes held by such holder at a purchase price in cash equal to 100% of their aggregate principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of the purchase. Pursuant to a consent solicitation launched by SK Treasury, the Green Notes Indenture was amended to explicitly provide consent for certain corporate actions to be taken in connection with the Combination and such actions shall not be deemed to constitute a “Change of Control Repurchase Event”.

Events of Default

The Green Notes Indenture contains customary events of default, including payment defaults, covenant defaults, certain cross defaults to mortgages, indentures or other instruments, certain events of bankruptcy and insolvency, and judgment defaults.

Covenants

The Green Notes Indenture contains covenants for the benefit of the holders of the Green Notes that, among other things, limit the ability of Smurfit Kappa Acquisitions Unlimited Company and its subsidiaries, including SK Treasury, to:

•	enter into guarantees issued by subsidiaries with respect to certain existing indebtedness or other similar public indebtedness without guaranteeing the Green Notes; and

•	incur liens on their principal properties to secure indebtedness.

Smurfit Kappa Acquisitions Unlimited Company is also limited in its ability to undertake certain mergers, consolidations or sales of assets and is required to make available periodic financial reports under the Green Notes Indenture. These covenants are subject to a number of qualifications and exceptions.

Securitisation Transactions

2010 Securitisation Facility

On 16 November 2010, certain members of Smurfit Kappa entered into a securitisation facility (as amended and restated from time to time, the “2010 Securitisation Facility”) with a scheduled maturity date of 30 November 2026 and a final maturity date of 30 May 2027, which provides up to €230 million of funding by way of variable funding notes issued by Smurfit Kappa Receivables plc, a special purpose entity provided to support the funding provided by a conduit of Lloyds Bank plc. As at 31 December 2023, Smurfit Kappa had $14 million outstanding under this facility.

Receivables generated by certain of Smurfit Kappa’s operating companies in the United Kingdom, Germany and France are sold to special purpose subsidiaries and entities to support the funding provided by a Lloyds Bank plc conduit. This funding is provided by way of variable funding notes issued by Smurfit Kappa Receivables plc (one of the special purpose entities). The 2010 Securitisation Facility is supported by collateral consisting of the receivables sold under the facility and cash held in the securitisation bank accounts. The sale of the securitised receivables does not meet the requirements for derecognition under ASC 860. As a result, the sold receivables continue to be shown on the face of Smurfit Kappa’s consolidated balance sheets, and the notes issued to fund the purchase of these receivables are shown as liabilities.

2013 Securitisation Facility

On 3 July 2013, certain members of Smurfit Kappa entered into a securitisation facility (as amended and restated from time to time, the “2013 Securitisation Facility”) with a scheduled maturity date of 19 April 2026 and a final maturity date of 19 October 2026, which provides up to €100 million of funding by way of variable funding notes issued by Smurfit Kappa International Receivables Designated Activity Company, a special purpose entity provided to support the funding provided by a conduit of Coöperatieve Rabobank U.A. (“Rabobank”) and by a conduit of Landesbank Hessen-Thüringen Girozentrale (trading as Helaba Bank).

In April 2021, Smurfit Kappa amended and extended the 2013 Securitisation Facility to reduce the facility size from €200 million to €100 million, and to extend the scheduled maturity date to 19 April 2026 and extend the final maturity date to 19 October 2026. Receivables generated by certain of Smurfit Kappa’s operating companies in Austria, Belgium, Italy and the Netherlands are sold to a special purpose group subsidiary, Smurfit Kappa International Receivables Designated Activity Company. A conduit of Rabobank provides up to €77 million of the funding and a conduit of Landesbank Hessen-Thüringen Girozentrale (trading as Helaba Bank) provides up to €23 million of the funding. This funding is provided by way of variable funding notes issued by Smurfit Kappa International Receivables Designated Activity Company. The securitisation facility is supported by the collateral of the receivables and cash held in the bank accounts of Smurfit Kappa International Receivables Designated Activity Company and bank accounts of certain operating companies over which various security interests have been created. The sale of the securitised receivables does not meet the requirements for derecognition under ASC 860. As a result, the sold receivables continue to be shown on the face of Smurfit Kappa’s consolidated balance sheets, and the notes issued to fund the purchase of these receivables are shown as liabilities. As at 31 December 2023, Smurfit Kappa had $6 million outstanding under this facility.

Both of these securitisation programmes incorporate five KPIs spanning Smurfit Kappa’s sustainability objectives regarding climate change, forests, water, waste and people, with the level of KPI achievement linked to the pricing on the programme.

7.2	WestRock

The following is a summary of each material contract (other than contracts entered into in the ordinary course of business) to which WestRock Company or any of its subsidiaries is a party, for the two years immediately preceding the publication of this Circular, and each other contract (not being a contract entered into in the ordinary course of business) entered into by WestRock Company or any of its subsidiaries which contains provisions under which WestRock Company or any of its subsidiaries has an obligation or entitlement which is material to WestRock Company or any of its subsidiaries as at the date of this Circular:

Transaction Agreement

On 12 September 2023, Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub entered into the Transaction Agreement in connection with the Combination. See Part III (Principal Terms and Conditions of the Combination) of this Circular for a summary of the key terms of the Transaction Agreement.

Public Bonds

During the financial year ended 30 September 2019, WestRock Company conducted offers to exchange its wholly-owned subsidiary, WRKCo Inc.’s $500.0 million aggregate principal amount of 3.00% senior notes due 2024, $600.0 million aggregate principal amount of 3.75% senior notes due 2025, $750.0 million aggregate principal amount of its 4.65% senior notes due 2026, $500.0 million aggregate principal amount of 3.375% senior notes due 2027, $600.0 million aggregate principal amount of 4.00% senior notes due 2028 and $750.0 million aggregate principal amount of 4.90% senior notes due 2029, for new notes of the applicable series with terms substantially identical with the notes of such series that are registered under the US Securities Act. As a result of the exchange offer, $490.0 million in aggregate principal amount of the 3.00% senior notes due in 2024, $600.0 million in aggregate principal amount of the 3.75% senior notes due in 2025, $749.3 million in aggregate principal amount of the 4.65% senior notes due in 2026, $491.0 million in aggregate principal amount of the 3.375% senior notes due in 2027, $590.0 million in aggregate principal amount of the 4.00% senior notes due 2028 Notes and $750.0 million in aggregate principal amount of the 4.90% senior notes due in 2029 were validly tendered and subsequently exchanged.

The public bonds are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of WestRock Company’s existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of WestRock Company’s existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of its non-debtor/guarantor subsidiaries.

On 22 March 2022, WestRock Company redeemed $350 million aggregate principal amount of its 4.00% senior notes due March 2023 primarily using borrowings under its Receivables Securitisation Facility (as defined below) and recorded an $8.2 million loss on extinguishment of debt. On 22 September 2023, WestRock discharged $500 million aggregate principal amount of its 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under its Commercial Paper Programme (as defined below) and recorded a $10.5 million gain on extinguishment of debt.

On 26 September 2023, following completion of consent solicitations, WestRock entered into supplemental indentures governing its outstanding $600 million aggregate principal amount of 3.75% senior notes due March 2025; $750 million aggregate principal amount of 4.65% senior notes due March 2026; $500 million aggregate principal amount of 3.375% senior notes due September 2027; $600 million aggregate principal amount of 4.00% senior notes due March 2028 and $750 million aggregate principal amount of 4.90% senior notes due March 2029 to, among other things, amend the definition of “Change of Control” to add an exception for the Combination.

As at 31 March 2024, the face value of WestRock’s public bond obligations outstanding was $5.7 billion.

Revolving Credit Facilities

WestRock Revolving Credit Facility

On 7 July 2022, WestRock terminated its then-existing $2.3 billion unsecured revolving credit facility and entered into a credit agreement with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent (the “WestRock Revolving Credit Agreement”) that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion US revolving facility and a $500 million multicurrency revolving facility (collectively, the “WestRock RCF”). The WestRock RCF is guaranteed by WestRock and certain of its subsidiaries as set forth in the WestRock Revolving Credit Agreement.

The WestRock RCF may be used for working capital and general corporate purposes. The WestRock RCF may only be used to: (i) repay indebtedness under the existing credit agreement entered into between WestRock and Wells Fargo Bank, National Association, dated as of 1 July 2015 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time), (ii) to pay fees and expenses incurred in connection with the borrowings under the WestRock RCF and the payment of fees, commissions and expenses in connection with each of the foregoing and (iii) to provide for working capital and general corporate purposes of each obligor and WestRock, including any acquisition or other investment not prohibited under the WestRock RCF. WestRock must repay each loan on 7 July 2027, unless accelerated sooner pursuant to the terms of the WestRock RCF.

Loans under the WestRock RCF may be drawn in US dollars, Canadian dollars, euro, and GBP. At WestRock’s option, loans under the WestRock RCF will bear interest at (a) in the case of loans denominated in US dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the US Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in euro, EURIBOR and (d) in the case of loans denominated in GBP, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.5% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0% per annum and 0.5% per annum (for alternate base rate loans, US Base Rate loans and Canadian Prime Rate loans), based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the WestRock Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. In addition, unused revolving commitments under the WestRock RCF will accrue a commitment fee that will fluctuate between 0.08% per annum and 0.225% per annum, based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the WestRock Revolving Credit Agreement), whichever yields a lower applicable commitment fee rate at such time.

The WestRock Revolving Credit Agreement contains customary prepayment and cancellation provisions and customary conditions precedent, representations, warranties, financial covenants and events of default, including:

(a)	financial covenants requiring that the ratio of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence to the sum of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence plus the equity capitalisation plus deferred taxes of WestRock and certain of its subsidiaries determined as of the last day of each fiscal quarter shall not be greater than (A) 0.65:1.00 for the last day of each fiscal quarter ending on or after the closing date, or (B) 0.70:1.00 for such date occurring on or prior to the last day of the third full fiscal quarter ending after the consummation of a qualified acquisition;

(b)	covenants imposing restrictions on WestRock and/or certain of its subsidiaries ability to enter into mergers, incur additional financial indebtedness, make acquisitions and disposals or grant security (in each case subject to certain exceptions);

(c)	voluntary prepayment of loans (subject to minimum amounts and prior notice);

(d)	if required by a lender, mandatory prepayment of all utilisations provided by that lender, all accrued and unpaid fees and other indebtedness or obligations owing to that lender and cancellation of that lender’s available commitments upon events of default including non-payment, change of control, failure to comply with financial covenants, misrepresentation and breach of other obligations, non-payment cross default and cross acceleration (in relation to certain other financial indebtedness of WestRock and certain of its subsidiaries, subject to a $300,000,000 threshold (calculated individually or in the aggregate)), insolvency, unlawfulness, invalidity, repudiation of the finance documents and material adverse change (subject to customary grace periods and thresholds); and

(e)	certain ongoing financial information provisions.

WestRock amended the WestRock Revolving Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

As at each of 31 March 2024, 30 September 2023 and 30 September 2022, WestRock had no amounts outstanding under the facility.

European Revolving Credit Facilities

On 7 July 2022, WestRock entered into a credit agreement (the “European Revolving Credit Agreement”) with Coöperatieve Rabobank U.A., New York Branch (“Rabo”) as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the “European Revolving Credit Facility”). The European Revolving Credit Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. As at 31 March 2024, WestRock had $86.3 million outstanding under the European Revolving Credit Facility; as at 30 September 2023, WestRock had no amounts outstanding under the European Revolving Credit Facility; and as at 30 September 2022, WestRock had borrowed $265.0 million under the European Revolving Credit Facility.

The European Revolving Credit Facility may be used for working capital and general corporate purposes. The European Revolving Credit Facility may only be used to: (i) repay obligations outstanding under the prior credit agreement entered into between WestRock and Rabo, dated as of 26 February 2021, (ii) to pay fees and expenses incurred in connection with the borrowings under the European Revolving Credit Facility and the payment of fees, commissions and expenses in connection with each of the foregoing and (iii) to provide for working capital and general corporate purposes of each obligor and WestRock, including any acquisition or other investment not prohibited under the European Revolving Credit Facility. WestRock must repay each loan on 7 July 2025, unless accelerated sooner pursuant to the terms of the European Revolving Credit Facility.

Loans under the European Revolving Credit Facility may be drawn in US dollars, euro, and GBP. At WestRock’s option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in US dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in euro, EURIBOR and (c) in the case of loans denominated in GBP, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0% per annum and 0.625% per annum (for alternate base rate loans), based upon WestRock’s corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.1% per annum and 0.275% per annum, based upon WestRock’s corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

The European Revolving Facility Agreement contains customary prepayment and cancellation provisions and customary conditions precedent, representations, warranties, financial covenants and events of default, including:

(a)	financial covenants requiring that the ratio of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence to the sum of total funded debt minus the aggregate amount of cash on the consolidated balance sheet of WestRock and certain of its subsidiaries attributable to the net proceeds of an issuance or incurrence of refinancing debt in respect of existing debt maturing within 180 days of such issuance or incurrence plus the equity capitalisation plus deferred taxes of WestRock and certain of its subsidiaries determined as of the last day of each fiscal quarter shall not be greater than (A) 0.65:1.00 for the last day of each fiscal quarter ending on or after the closing date, or (B) 0.70:1.00 for such date occurring on or prior to the last day of the third full fiscal quarter ending after the consummation of a qualified acquisition;

(b)	covenants imposing restrictions on WestRock and certain of its subsidiaries ability to enter into mergers, incur additional financial indebtedness, make acquisitions and disposals or grant security (in each case subject to certain exceptions);

(c)	voluntary prepayment of loans (subject to minimum amounts and prior notice);

(d)	if required by a lender, mandatory prepayment of all utilisations provided by that lender, all accrued and unpaid fees and other indebtedness or obligations owing to that lender and cancellation of that lender’s available commitments upon events of default including non-payment, change of control, failure to comply with financial covenants, misrepresentation and breach of other obligations, non-payment cross default and cross acceleration (in relation to certain other financial indebtedness of WestRock and certain of its subsidiaries, subject to a $300,000,000 threshold (calculated individually or in the aggregate)), insolvency, unlawfulness, invalidity, repudiation of the finance documents and material adverse change (subject to customary grace periods and thresholds); and

(e)	certain ongoing financial information provisions.

WestRock amended the European Revolving Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

Term Loan Facilities

Delayed Draw Term Facility

On 18 August 2022, WestRock amended the WestRock Revolving Credit Agreement (the “Amended Credit Agreement”) to add a three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion that could be borrowed in a single draw through 31 May 2023 (the “Delayed Draw Term Facility”). On 28 November 2022, WestRock drew upon the facility in full in connection with the acquisition of acquisition of the 67.7% interest in Gondi, S.A. de C.V. The Delayed Draw Term Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the Amended Credit Agreement. WestRock has the option to extend the maturity date by one year with full lender consent at a fee cost of 20 basis points. As at 31 March 2024 and 30 September 2023, the carrying value of this facility was $749.3 million and $749.0 million, respectively.

At WestRock’s option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.5% per annum for a Term SOFR loan or between 0% per annum and 0.5% per annum for an alternate base rate loan based upon WestRock’s corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.1% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed. Accordingly, the Delayed Draw Term Facility does not include any additional financial covenants other than the one listed under the WestRock Revolving Credit Agreement above.

WestRock further amended the Amended Credit Agreement on 27 September 2023 to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

Farm Loan Credit Facilities

On 27 September 2019, WestRock had entered into a credit agreement (as subsequently amended) with CoBank ACB as administrative agent, which replaced a then-existing facility. The facility provided for a seven-year senior unsecured term loan in an aggregate principal amount of $600 million. On 7 July 2022, WestRock entered into an amended and restated credit agreement that amended and restated this facility (the “Farm Credit Facility Agreement”) with CoBank ACB as administrative agent.

The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the “Farm Credit Facility”). At any time, WestRock has the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. At WestRock’s option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.65% per annum and 2.275% per annum (for Term SOFR loans) or between 0.65% per annum and 1.275% per annum (for alternate base rate loans), based upon WestRock’s corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.1% per annum. The Farm Credit Facility does not include any additional financial covenants other than the one listed under the WestRock Revolving Credit Agreement above.

WestRock amended the Farm Credit Facility Agreement on 27 September 2023, to provide that the Combination would not constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

The carrying value of this facility as at 31 March 2024, 30 September 2023 and 30 September 2022 was $598.6 million, $598.4 million and $598.2 million, respectively.

Receivables Securitisation Facility

WestRock is party to an existing $700.0 million receivables securitisation agreement (as amended and restated from time to time, the “Receivables Securitisation Facility”). The Receivables Securitisation Facility has been amended from time to time, including to extend the maturity thereof, increase the availability thereunder, address LIBOR transition and, in September 2023, to provide that the Combination would not be deemed to constitute a “Change in Control” thereunder. While the Combination will not constitute a “Change in Control”, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of Smurfit WestRock post-Completion have been made.

Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitisation Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. WestRock tests and reports its compliance with such covenants on a monthly basis and as at 30 September 2023, WestRock was in compliance with these covenants. The Receivables Securitisation Facility includes certain restrictions on receivables eligibility under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions and financial covenants: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitisation Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

The commitment fee was 0.25% as of 31 March 2024, 0.25% and 0.35% as of 30 September 2023 and 30 September 2022, respectively. As at 31 March 2024, WestRock had borrowed $525.0 million under this facility. As at 30 September 2023, WestRock had borrowed $425.0 million under this facility. As at 30 September 2022 there were no amounts outstanding under this facility. As at 30 September 2022, maximum available borrowings, excluding amounts outstanding under the Receivables Securitisation Facility, were $700 million and $700 million, respectively. The amount of accounts receivable collateralising the maximum available borrowings as at 31 March 2024, 30 September 2023 and 30 September 2022 were approximately $1,136.3 million, $1,177.6 million and $1,390.5 million, respectively. WestRock has continuing involvement with the underlying receivables as it provides credit and collections services pursuant to the Receivables Securitisation Facility.

Commercial Paper Programme

On 7 December 2018, WestRock established an unsecured commercial paper programme with WRKCo Inc. as the issuer (the “Commercial Paper Programme”). Under the Commercial Paper Programme, WestRock may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The Commercial Paper Programme has no expiration date and can be terminated by either the agent or WestRock with not less than 30 days’ notice. The WestRock RCF (as described above) is intended to backstop the Commercial Paper Programme. Amounts available under the programme may be borrowed, repaid, and re-borrowed from time to time. As at 31 March 2024 and 30 September 2023, there was $564.1 million and $283.9 million outstanding under the Commercial Paper Programme, respectively. WestRock will seek to amend or replace its Commercial Paper Programme to amend reporting requirements and make other conforming modifications to reflect the capital structure of Smurfit WestRock post-Completion, as required.

Accounts Receivable Monetisation Agreements

WestRock is party to accounts receivable monetisation agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts.

On 11 September 2023, WestRock entered into a $700.0 million facility (the “2023 Monetisation Agreement”) with Rabo on substantially the same terms as the former $700.0 million accounts receivable monetisation facility which was terminated on the same day. The 2023 Monetisation Agreement provides for, among other things, (i) an extension of the scheduled amortisation termination date until 13 September 2024, and (ii) the ability to effectuate the Combination without any additional consent from Rabo or the triggering of a notification event under the 2023 Monetisation Agreement. The terms of the 2023 Monetisation Agreement limit the balance of receivables sold by WestRock to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the 2023 Monetisation Agreement meet the requirements to be accounted for as sales in accordance with guidance under ASC 860. WestRock will pay a monthly yield on investment to Rabo at a rate equal to Adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

WestRock also has a similar $110.0 million uncommitted accounts receivable monetisation facility with Sumitomo Mitsui Banking Corporation that was originally entered into on 4 December 2020. This agreement was amended on 2 December 2021 to address the transition from LIBOR to SOFR and was most recently amended on 2 December 2022 to extend the term to December 2023 and to include certain fee and other general revisions. The facility purchase limit was unchanged and the facility remains uncommitted.

Brazil Export Credit Note

On 18 January 2021, WestRock entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda., as borrower, and WestRock, as guarantor (the “Brazil Export Credit Note”). The Brazil Export Credit Note provides for the outstanding amount of the principal to be repaid in equal, semi-annual instalments beginning on 19 January 2023 until the facility matures on 19 January 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 2.5%. As at 31 March 2024, 30 September 2023 and 2022, there was R$75.7 million ($15.2 million), R$147.1 million ($29.4 million) outstanding and R$500.0 million ($92.7 million) outstanding, respectively

8.	Legal and other proceedings

8.1	Smurfit Kappa

Except as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of Smurfit Kappa Group plc and/or Smurfit Kappa:

International Arbitration Against Venezuela

Smurfit Kappa announced in 2018 that due to the Government of Venezuela’s measures, Smurfit Kappa no longer exercised control over the business of Smurfit Kappa Carton de Venezuela. Smurfit Kappa’s Venezuelan operations were therefore deconsolidated in the third quarter of 2018. Later that year, Smurfit Kappa’s wholly-owned subsidiary, Smurfit Holdings BV, filed an international arbitration claim against the Bolivarian Republic of Venezuela before the World Bank’s International Centre for Settlement of Investment Disputes seeking compensation for Venezuela’s unlawful seizure of its Venezuelan business as well as for other arbitrary, inconsistent and disproportionate State measures that destroyed the value of its investments in Venezuela.

Following the exchange of written submissions, an oral hearing was held in September 2022 in Paris. Post-hearing briefs were submitted in December 2022 and February 2023. Upon the completion of its deliberations, the arbitral tribunal will issue its decision.

Italian Competition Authority Investigation

In August 2019, the AGCM notified approximately 30 companies, of which Smurfit Kappa Italia was one, that an investigation had found the companies to have engaged in anti-competitive practices, in relation to which the AGCM levied a fine of €124 million on Smurfit Kappa Italia, which was paid in 2021. In October 2019, Smurfit Kappa Italia appealed the AGCM’s decision to the First Administrative Court of Appeal (TAR Lazio), however Smurfit Kappa Italia was later notified that this appeal had been unsuccessful. In September 2021, Smurfit Kappa Italia filed a further appeal to the Council of State which published its ruling in February 2023. While some grounds of appeal were dismissed, the Council of State upheld Smurfit Kappa Italia’s arguments regarding the quantification of the fine. As a result, the AGCM was directed to recalculate Smurfit Kappa Italia’s fine. On 7 March 2024, the AGCM notified Smurfit Kappa Italia that its fine had been reduced by €16.7 million. Smurfit Kappa Italia may appeal this decision.

Separate to these proceedings regarding the fine, in May 2023, Smurfit Kappa Italia filed an application with the Council of State for revocation of the February 2023 ruling to the extent that it failed to consider certain pleas that had been raised by Smurfit Kappa Italia on appeal. If successful, the revocation will imply that the Council of State will have to (re-)assess those pleas, which in turn could determine the partial annulment of the August 2019 ACGM decision, although this would not impact the size of the fine levied on Smurfit Kappa Italia. A decision is currently expected by the end of 2024.

After publication of the AGCM’s August 2019 decision, a number of purchasers of corrugated sheets and boxes initiated litigation proceedings against Smurfit Kappa companies, alleging that they were harmed by the alleged anti-competitive practices and seeking damages. These actions are still in early stages and Smurfit Kappa cannot predict its potential liability or their outcomes with certainty at this point in time. However, Smurfit Kappa believes that they are without merit. In addition, other parties have threatened litigation against Smurfit Kappa seeking damages (either specified or unspecified). It cannot be anticipated whether these threatened actions will become actual litigation proceedings, nor whether any amounts claimed will be the same as those that have been threatened. However, Smurfit Kappa believes that these threatened actions are without merit.

8.2	WestRock

Except as set out below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability WestRock Company and/or WestRock:

Brazil Tax Liability

WestRock is challenging claims by the Brazil Federal Revenue Department that WestRock underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals (“CARF”) principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalised and is now the subject of an annulment action WestRock filed in the Brazil federal court. CARF notified WestRock of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on 3 June 2020. WestRock has filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favour of WestRock effective 23 January 2023.

WestRock asserts that it has no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$730 million ($146 million) as of 31 March 2024, including various penalties and interest. The US dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of the uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognised tax benefits in the WestRock H1 Financial Statements. Resolution of the uncertain tax positions could have a significant effect on WestRock Company and/or WestRock’s financial position or profitability in future periods depending upon their ultimate resolution.

Other Litigation

During the financial year ended 30 September 2018, WestRock submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in the financial years ended 30 September 2019 and 2020, WestRock received demand letters from PIUMPF, including a demand for withdrawal liabilities and for WestRock’s proportionate share of PIUMPF’s accumulated funding deficiency, and WestRock refined its liability, the impact of which was not significant. WestRock began making monthly payments for the PIUMPF withdrawal liabilities in the financial year ended 30 September 2020, excluding the accumulated funding deficiency demands. WestRock disputes the accumulated funding deficiency demands. In February 2020, WestRock received a demand letter from PIUMPF asserting that WestRock owes $51.2 million for WestRock’s pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, WestRock received an updated demand letter related to a WestRock subsidiary asserting that WestRock owes $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which WestRock received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against WestRock in the US District Court for the Northern District of Georgia claiming the right to recover WestRock’s pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. WestRock believes that the liability for this matter was adequately reserved in its financial statements as at 31 March 2024.

9.	Working capital

Smurfit Kappa is of the opinion that, taking into account the cash resources and bank facilities available to the Combined Group, the Combined Group has sufficient working capital for its present requirements, that is, for at least 12 months following the date of publication of this Circular.

10.	No significant change

10.1	No significant change in respect of Smurfit Kappa

On 3 April 2024, SK Treasury completed the Notes Offering, as described in more detail in paragraph 13 of Part I (Letter from the Chair) of this Circular, in the aggregate principal amount of $2.75 billion. If Completion does not occur, the Notes will be subject to a Special Mandatory Redemption. Absent any Special Mandatory Redemption, SK Treasury intends to (a) use the proceeds from the Notes Offering (i) to finance the payment of the Cash Consideration; (ii) to finance the payment of fees, commissions, costs and expenses in relation to the Combination and the Notes Offering; and (iii) for general corporate purposes, including the repayment of indebtedness, and (b) use an amount equivalent to the proceeds from the Notes Offering to finance or refinance a portfolio of Eligible Green Projects in accordance with Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market. The net proceeds of the Notes are and will continue to be held by Smurfit Kappa as cash and cash equivalents pending Completion. Other than the foregoing, there has been no significant change in the financial position or financial performance of Smurfit Kappa since 31 December 2023 (being the date to which the last audited consolidated financial statements of Smurfit Kappa were prepared) to the date of this Circular.

10.2	No significant change in respect of WestRock

There has been no significant change in the financial position or financial performance of WestRock since 31 March 2024 (being the date to which the last interim consolidated financial statements of WestRock were prepared).

11.	Related party transactions

Details of the related party transactions that Smurfit Kappa has entered into during the years ended 31 December 2021, 31 December 2022 and 31 December 2023 are described in the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023, prepared in accordance with US GAAP, which have been published by Smurfit Kappa on or around the date of this Circular. There have been no new related party transactions entered into by Smurfit Kappa between 31 December 2023 and the Latest Practicable Date that were material to Smurfit Kappa.

12.	Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on weekdays (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and at the offices of Matheson LLP, 70 Sir John Rogerson’s Quay, Dublin 2, D02 R296, Ireland, from the date of this Circular up to and including the date of the EGM:

(a)	the Articles of the Company (which comprises the memorandum of association of the Company and the articles of association of the Company) (as amended);

(b)	the report from KPMG set out in Part VII (Unaudited Pro Forma Financial Information for the Combined Group) of this Circular;

(c)	this Circular;

(d)	the Prospectus;

(e)	the US Registration Statement;

(f)	the Forms of Proxy;

(g)	the written consents referred to in paragraph 6 of this Part VIII (Additional Information);

(h)	the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023, prepared in accordance with US GAAP, together with KPMG’s audit report thereon;

(i)	the Transaction Agreement; and

(j)	the Smurfit WestRock Constitution.

In addition, the above documents will be available for inspection in electronic form, free of charge, on Smurfit Kappa’s corporate website at www.smurfitkappa.com/investors/meetings2024.

Part IX
Scheme of Arrangement Explanatory Statement

(This Part IX sets out the explanatory statement in compliance with Section 452 of the Irish Companies Act 2014)

To each holder of Scheme Shares at the Scheme Meeting (“Scheme Shareholders”) and Smurfit Kappa Shareholders

ACQUISITION OF SMURFIT KAPPA BY SMURFIT WESTROCK BY MEANS OF A SCHEME OF ARRANGEMENT UNDER CHAPTER 1 OF PART 9 OF THE IRISH COMPANIES ACT 2014

1.	Overview

As explained in more detail below, the Scheme on which we are asking you to vote, in connection with the other steps of the Combination described in this Circular, will result in Smurfit WestRock serving as the publicly traded company of our organisation.

The Scheme will result in you holding Smurfit WestRock Shares instead of Smurfit Kappa Shares.

The Combination involves several steps. Smurfit WestRock was incorporated as an Irish private company limited by shares and will be re-registered as an Irish public limited company prior to Completion. Currently, all of the Smurfit WestRock Shares are held by a third party Irish corporate services provider. Smurfit WestRock currently has only nominal assets and capitalisation and has not engaged in any business or other activities other than in connection with its formation and the Combination.

The Smurfit Kappa Board held a board meeting on 11 September 2023 to, among other things, approve the Combination. The Scheme will require approval by Scheme Shareholders at the Scheme Meeting and by Smurfit Kappa Shareholders at the EGM and the approval of the Irish High Court at the Irish Court Hearing.

The Smurfit Kappa Board unanimously recommends that all Smurfit Kappa Shareholders vote “FOR” approval of the Scheme and the other proposals presented at both the Scheme Meeting and the EGM. As of the Latest Practicable Date, the Smurfit Kappa Directors as a group beneficially owned approximately 0.64% of the outstanding Smurfit Kappa Shares (see paragraph 5 of this Part IX (Scheme of Arrangement Explanatory Statement)).

2.	Scheme

The Scheme will be effected by way of a scheme of arrangement between Smurfit Kappa and the Scheme Shareholders pursuant to Chapter 1 of Part 9 of the Irish Companies Act. The Scheme is set out in full under Part X (Scheme of Arrangement) beginning on page 196 of this Circular. Under the terms of the Scheme (which will be subject to the conditions set out below), Smurfit WestRock will issue and deliver, or cause to be issued and delivered one Smurfit WestRock Share to the Scheme Shareholders for each Scheme Share held by the Scheme Shareholders.

The Scheme will require, among other things, approval by Scheme Shareholders as of the Voting Record Time of the Scheme Resolution at the Scheme Meeting, approval by Smurfit Kappa Shareholders as of the Voting Record Time of the EGM Resolutions at the EGM, and an application by Smurfit Kappa to the Irish High Court to approve the Scheme at the Irish Court Hearing. Provided these and all other conditions are satisfied or, to the extent applicable and lawful, waived, the Scheme will become effective in accordance with its terms upon delivery to the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Scheme Meeting or the EGM. It is expected that the Scheme will become effective in early July 2024, subject to the satisfaction or waiver of the conditions to the Scheme.

If the Scheme becomes effective, all Scheme Shares will be automatically transferred to Smurfit WestRock in accordance with the terms of the Scheme. When we refer to “Scheme Shares” we mean, (i) in relation to attendance and voting at the Scheme Meeting, the Smurfit Kappa Shares in issue as of the Voting Record Time; and (ii) otherwise, the Smurfit Kappa Shares in issue at the Scheme Record Time, and in each case (where the context requires) remaining in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares.

The Scheme is subject to a number of conditions. Please see the section entitled “Conditions that must be satisfied for the Scheme occur” in Part III (Principal Terms and Conditions of the Combination) of this Circular.

As a result of the Scheme, Smurfit Kappa Shareholders will become shareholders of Smurfit WestRock and such shareholders’ rights will be governed by the Smurfit WestRock Constitution, a draft of which is attached to this Circular as Appendix I (Smurfit WestRock Constitution). In addition, any securities issued by Smurfit Kappa or its subsidiaries that are convertible, exchangeable or exercisable into Smurfit Kappa Shares will become convertible, exchangeable or exercisable, as the case may be, into Smurfit WestRock Shares on a one-for-one basis. All previously outstanding ordinary shares in Smurfit WestRock, which prior to the Scheme Effective Time will be held by a third party Irish corporate services provider, will be automatically converted to deferred shares immediately following the issuance of Smurfit WestRock Shares to Smurfit Kappa Shareholders and subsequently surrendered to Smurfit WestRock for nil consideration in accordance with the provisions of the Smurfit WestRock Constitution.

Each of Smurfit Kappa and Smurfit WestRock shall take all actions as may be necessary or appropriate so that, at the Scheme Effective Time, (a) each Smurfit Kappa Equity Award shall automatically be converted into an equity award covering that number of Smurfit WestRock Shares equal to the number of Smurfit Kappa Shares subject to such Smurfit Kappa Equity Award as of immediately prior to the Scheme Effective Time and (b) the performance goals applicable to the Smurfit Kappa Equity Awards shall be deemed achieved at 100%. All terms and conditions applicable to each such Smurfit Kappa Equity Award immediately prior to the Scheme Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the Scheme Effective Time. Smurfit WestRock shall remain subject to the obligations of Smurfit Kappa with respect to any such Smurfit Kappa Equity Awards immediately after the Scheme Effective Time.

Currently, there are no fractional shares issued by Smurfit Kappa and we do not expect there to be any such fractional shares immediately prior to the Scheme Effective Time.

3.	Conditions

The Combination is subject to the Conditions, which are set out in full in the Transaction Agreement, and which include, among others, those set out below (see paragraph 3 of Part III (Principal Terms and Conditions of the Combination) of this Circular for a more detailed description of the Conditions):

•	approval by Smurfit Kappa Shareholders at the Scheme Meeting of the Scheme, which is required in order to ultimately effect the migration of the settlement system applicable to Smurfit Kappa Shares held electronically from Euroclear Bank to the DTC in connection with the listing of the Smurfit WestRock Shares directly on the NYSE and on the LSE;

•	approval by Smurfit Kappa Shareholders at the EGM of the Combination and certain related matters;

•	approval and adoption by WestRock Shareholders of the Transaction Agreement and certain related matters;

•	the FCA having acknowledged (and such acknowledgement having not been withdrawn) that the application for admission of the Smurfit WestRock Shares to the Standard Listing has been approved and will become effective, and the LSE having acknowledged (and such acknowledgement having not been withdrawn) that the Smurfit WestRock Shares will be admitted to trading on the LSE’s main market for listed securities, subject only to the issuance of Smurfit WestRock Shares upon Completion;

•	the US Registration Statement being declared effective by the US SEC in accordance with the US Securities Act and no stop order suspending the effectiveness of the US Registration Statement having been issued by the US SEC and remaining in effect and no proceeding to that effect being pending or threatened by the US SEC;

•	the Smurfit WestRock Shares being approved for listing on the NYSE, subject to official notice of issuance of Smurfit WestRock Shares upon Completion;

•	the accuracy (subject to certain materiality standards) of the representations and warranties made by Smurfit Kappa and WestRock in the Transaction Agreement and material compliance by both with the covenants contained therein;

•	sanction of the Scheme by the Irish High Court;

•	relevant regulatory clearances being obtained; and

•	absence of the threat of any legal proceedings by a governmental entity under the relevant antitrust laws.

4.	Migration

Subject to the Scheme becoming effective, it is proposed that:

•	the legal title to all Smurfit WestRock Shares initially issued to EB Nominee, in respect of holders of Scheme Shares held indirectly through CDIs in the CREST System following the Scheme Effective Time will be transferred to Cede & Co., in its capacity as nominee for DTC (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares) with the relevant CREST Participants credited with Smurfit WestRock Depositary Interests through CREST. Please see Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular;

•	the legal title to all Smurfit WestRock Shares initially issued to EB Nominee, in respect of holders of Scheme Shares held indirectly through EB Participants in Euroclear Bank (but which are not represented by CDIs), following the Scheme Effective Time will be transferred to the Relevant EB Participant interested in those Smurfit WestRock Shares (without any change to the underlying ultimate beneficial ownership of the relevant Smurfit WestRock Shares), and such EB Participants will be recorded as the registered holders of the relevant Smurfit WestRock Shares, to be held in “registered form” on the Smurfit WestRock Register of Members. See Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular; and

•	certificated Smurfit WestRock Shareholders will retain their Smurfit WestRock Shares directly on the Smurfit WestRock Register of Members in “registered form” (a form complying with market practice for US exchange eligible securities).

Smurfit Kappa will communicate with Relevant EB Participants later in the year in order to advise them of the steps which may be taken by them in advance of the Scheme Record Time in order to either: (i) reposition their holding of interests in Smurfit Kappa Shares into CDIs through the CREST System (following which their holding of interests in Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as other holdings of interests in Smurfit WestRock Shares held indirectly through DIs); or (ii) withdraw their holding of interests in Smurfit Kappa Shares from the EB System directly into the names of the underlying beneficial holders (or their nominee) as the registered holder of the relevant Smurfit Kappa Shares (following which such holdings of Smurfit Kappa Shares will, after Completion, be dealt with in the same manner as Smurfit WestRock Shares held directly in certificated form).

5.	Smurfit Kappa Directors and the effect of the Scheme on their Interests

In considering the recommendation of the Smurfit Kappa Board with respect to the Transaction Agreement, you should be aware that some of the directors and executive officers of Smurfit Kappa have interests in the Combination that are in addition to, or different from, the interests of Smurfit Kappa Shareholders generally. These interests are described in more detail below, and, with respect to the Smurfit Kappa Directors, are quantified in the table below. The Smurfit Kappa Board was aware of these interests and considered them when it adopted the Transaction Agreement and approved the Combination.

(a)	As at the Latest Practicable Date, the interests of the Smurfit Kappa Directors, and of their connected persons, in the issued ordinary share capital of the Company are set out below:

Name	Shares Held
Irial Finan	30,209
Anthony Smurfit	1,493,878
Ken Bowles	111,458
Kaisa Hietala	1,471
Anne Anderson(1)	7,911
Frits Beurskens	7,250
Carol Fairweather	3,000
Mary Lynn Ferguson-McHugh	–
James Lawrence	–
Lourdes Melgar	–
Jørgen Buhl Rasmussen	6,146

Note:

(1)	Anne Anderson’s holding is inclusive of an indirect interest in 1,000 Smurfit Kappa Shares, held by a connected person.

(b)	As at the Latest Practicable Date, Anthony Smurfit and Ken Bowles held the following outstanding awards over the Smurfit Kappa Shares under the Smurfit Kappa Equity Plans:

Name	Share Plan****	Date of Grant	Market Price on Grant Date	Share Awards Granted*	Deferral / Performance Period**
Anthony Smurfit	DBP	27 March 2020	33.91	1,746***	01/01/2020 – 31/12/2022
	DBP	28 March 2022	46.81	17,779	01/01/2022 – 31/12/2024
	DBP	22 September 2023	36.32	23,049	01/01/2023 – 31/12/2025
	DBP	14 March 2024	37.84	21,304	01/01/2024 – 31/12/2026
	PSP	28 March 2022	40.49	70,384	01/01/2022 – 31/12/2024
	PSP	22 September 2023	32.28	91,816	01/01/2023 – 31/12/2025
	PSP	14 March 2024	40.20	76,676	01/01/2024 – 31/12/2026
Ken Bowles	DBP	27 March 2020	33.91	980***	01/01/2020 – 31/12/2022
	DBP	28 March 2022	46.81	10,836	01/01/2022 – 31/12/2024
	DBP	22 September 2023	36.32	14,154	01/01/2023 – 31/12/2025
	DBP	14 March 2024	37.84	13,082	01/01/2024 – 31/12/2026
	PSP	28 March 2022	40.49	35,441	01/01/2022 – 31/12/2024
	PSP	22 September 2023	32.28	46,233	01/01/2023 – 31/12/2025
	PSP	14 March 2024	40.20	38,610	01/01/2024 – 31/12/2026

Notes:

*	PSP awards are eligible to accrue dividend equivalents during the performance period.
**	The Smurfit Kappa Executive Directors’ PSP awards (post-tax) are subject to a two-year holding period post-vesting.
***	The 2020 DBP award of the Smurfit Kappa Executive Directors was subject to an underpin and as such, 10% of the award has been withheld and is yet to vest.
****	DBP refers to the Smurfit Kappa Group plc 2018 Deferred Bonus Plan. PSP refers to the Smurfit Kappa Group plc 2018 Performance Share Plan. All awards are in the form of conditional awards.

Other than as set out above, none of the Smurfit Kappa Directors held any outstanding awards over Smurfit Kappa Shares under the Smurfit Kappa Equity Plans.

(c)	Paragraph 4 (Expected Smurfit WestRock Executive Compensation) of Part VIII (Additional Information) of this Circular section discusses certain compensation arrangements that are expected to apply to the directors of Smurfit Kappa who have been identified as proposed executive officers of Smurfit WestRock following Completion (including details on the proposed Smurfit WestRock Annual Short-Term Incentive Plan, Smurfit WestRock Long-Term Incentive Plan and Smurfit WestRock Executive Severance Plan). The executive compensation programme remains subject to review and approval by Smurfit WestRock’s compensation committee following Completion.

6.	Amendment, Termination or Delay

The Scheme may be amended, modified or supplemented at any time before or after its approval at the Scheme Meeting. However, after approval, no amendment, modification or supplement may be made or effected that legally requires further approval by the Scheme Shareholders without obtaining such approval.

At the Irish Court Hearing, the Irish High Court may impose such conditions as it deems appropriate in relation to the Scheme. The Smurfit Kappa Board (on behalf of Smurfit Kappa) and the Smurfit WestRock Board may jointly consent on behalf of all persons concerned to any modification of or addition to the Scheme or any condition that the Irish High Court may approve or impose. The Irish High Court would be unlikely to approve or impose any modification of, or addition to, or a condition to, the Scheme which might be materially adverse to the interests of Scheme Shareholders, unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Irish High Court to decide in its discretion whether or not a further meeting of Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Smurfit Kappa Board, is of such a nature or importance that it requires the consent of Scheme Shareholders at a further meeting, the Smurfit Kappa Board will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

If Completion has not occurred on or before the End Date and the Transaction Agreement is terminated in accordance with its terms, the Combination will not proceed. The End Date will be extended pursuant to the terms of the Transaction Agreement in circumstances where certain regulatory approvals and consents remain outstanding when all other Conditions have been satisfied or waived (other than (a) those conditions that by their nature can only be satisfied on the date on which the Scheme is sanctioned at the Irish Court Hearing, but subject to those conditions being able to be satisfied or having been waived and (b) the conditions set forth in clause 8.1(a) and clause 8.1(b)(iv) of the Transaction Agreement).

7.	Scheme Effective Date and Scheme Effective Time

If the Scheme is approved by the requisite shareholder majority and approved by the Irish High Court and the conditions to the Scheme are satisfied or, to the extent applicable and lawful, waived, the Scheme will become effective in accordance with its terms upon delivery to the Registrar of Companies of the Court Order. The Combination involves several steps, a number of which will effectively occur simultaneously at the Scheme Effective Time which we anticipate will occur before the opening of trading of Smurfit WestRock Shares on the NYSE but may be at such earlier or later date and time as the Smurfit Kappa Board (or their duly authorised officer) determines.

8.	No Appraisal or Similar Rights

Irish law does not provide for appraisal or similar rights in respect of the Scheme, although dissenting Scheme Shareholders will have the right to appear at the Irish Court Hearing and make objections in respect of the Scheme.

9.	The Transfer of Scheme Shares to Smurfit WestRock

Assuming the Scheme becomes effective, the Scheme Shares shall be transferred to Smurfit WestRock by means of a form of transfer or other instrument of transfer. Please see Part X (Scheme of Arrangement) of this Circular.

10.	Irish Takeover Rules

On 7 September 2023, the Irish Takeover Panel, pursuant to its powers under the Takeover Panel Act 1997 (as amended) and having regard to the very specific circumstances of the Combination, granted a derogation under Section 8(7) of the Irish Takeover Panel, Act 1997, from the application of the Irish Takeover Panel Act, 1997, Takeover Rules, 2022 (the “Irish Takeover Rules”) in their entirety to the Scheme. The derogation is granted on the express condition of the consummation of the Merger not being classified as a “reverse takeover transaction” under the Irish Takeover Rules.

11.	US Securities Law Consequences; Resale Restrictions

The issuance of the Smurfit WestRock Shares to Scheme Shareholders in connection with the Scheme has not been, and is not expected to be, registered under the US Securities Act or the securities laws of any other jurisdiction. The Smurfit WestRock Shares to be issued to Scheme Shareholders in connection with the Scheme will be issued pursuant to an exemption from the registration requirements provided by Section 3(a)(10) of the US Securities Act based on the approval of the Scheme by the Irish High Court. Section 3(a)(10) of the US Securities Act exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorised governmental entity after a hearing upon the fairness of the terms and conditions of the exchange at which all persons to whom securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. In determining whether it is appropriate to authorise the Scheme, the Irish High Court will consider at the Irish Court Hearing whether the terms and conditions of the Scheme are fair to Scheme Shareholders. The Irish High Court will fix the date and time for the Irish Court Hearing. If the Irish High Court approves the Scheme, its approval will constitute the basis for the Smurfit WestRock Shares to be issued without registration under the US Securities Act in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) of the US Securities Act. The Smurfit WestRock Shares issued to Scheme Shareholders in connection with the Scheme pursuant to Section 3(a)(10) of the US Securities Act will be freely transferable under US federal securities laws, except by any Scheme Shareholders who may be deemed an “affiliate” for purposes of Rule 144 of the US Securities Act of Smurfit WestRock after Completion.

In the event that Smurfit WestRock Shares are in fact held by affiliates of Smurfit WestRock, those holders may resell the Smurfit WestRock Shares (1) in accordance with the provisions of Rule 144 under the US Securities Act or (2) as otherwise permitted under the US Securities Act. Rule 144 generally provides that “affiliates” of Smurfit WestRock may not sell securities of Smurfit WestRock received in the Combination unless the sale is effected in compliance with the volume, current public information, manner of sale and timing limitations set forth in such rule. These limitations generally permit sales made by an affiliate in any three month period that do not exceed the greater of 1% of the outstanding Smurfit WestRock Shares or the average weekly reported trading volume in such securities over the four calendar weeks preceding the notice of sale required under Rule 144, provided that the sales are made in unsolicited, open market “brokers’ transactions” and that current public information on Smurfit WestRock is available.

12.	Action to be Taken

Please refer to paragraph 25 of Part I (Letter from the Chair) of this Circular for a summary of the actions to be taken.

13.	Further Information

The terms of the Scheme are set out in full in Part X (Scheme of Arrangement) beginning on page 196 of this Circular.

14.	Scheme Resolution: To Approve the Scheme of Arrangement

Scheme Shareholders are requested to approve the following resolution at the Scheme Meeting:

“That the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court be agreed to”.

15.	EGM Ordinary Resolution: To Approve the Scheme of Arrangement

Smurfit Kappa Shareholders are requested to approve the following resolution at the EGM:

“That, subject to the approval of the Scheme by the requisite majority at the Scheme Meeting, the Scheme (a copy of which has been produced to this meeting and for the purposes of identiﬁcation signed by the Chair thereof) in its original form or with or subject to any modiﬁcation(s), addition(s) or condition(s) approved or imposed by the Irish High Court, be and is hereby approved and the Smurfit Kappa Board be and is hereby authorised to take all such actions as it (or any duly authorised committee thereof) consider necessary or appropriate for carrying the Scheme into effect”.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” (1) THE APPROVAL OF THE COURT SCHEME OF ARRANGEMENT PROPOSAL AND (2) THE APPROVAL OF THE EGM SCHEME OF ARRANGEMENT PROPOSAL SET FORTH IN THIS EXPLANATORY STATEMENT.

Part X
Scheme of Arrangement

THE SCHEME OF ARRANGEMENT

THE HIGH COURT, 2024 No. 96 COS

IN THE MATTER OF

SMURFIT KAPPA GROUP PLC

AND IN THE MATTER OF

THE COMPANIES ACT 2014 OF IRELAND

SCHEME OF ARRANGEMENT

(UNDER CHAPTER 1 OF PART 9 OF THE COMPANIES ACT 2014 OF IRELAND)

BETWEEN

SMURFIT KAPPA GROUP PLC

AND

THE HOLDERS OF THE SCHEME SHARES

(AS HEREINAFTER DEFINED)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act” or “Irish Companies Act”	means the Companies Act 2014 of Ireland, as amended;

“Business Day”	means any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland, the United Kingdom or New York are authorised or required by law to be closed, as the context requires;

“Circular”	means the circular dated 14 May 2024 sent to Smurfit Kappa Shareholders, of which this Scheme forms a part;

“Completion”	shall have the meaning given to it in Part XI (Definitions) of the Circular, of which this Scheme forms a part;

“Court Hearing”	means the hearing by the Irish High Court of the motion to sanction the Scheme under Section 453 of the Act;

“Court Order”	means the order or orders of the Irish High Court under Section 453 of the Act sanctioning the Scheme;

“Designated Smurfit Kappa Shares”	means any (i) Smurfit Kappa Shares held from time to time by Smurfit WestRock or any subsidiary of Smurfit WestRock and/or any nominee of Smurfit WestRock or any subsidiary of Smurfit WestRock and, (ii) any Treasury Shares;

“Effective Date”	means the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”	means the time on the Effective Date at which the Scheme becomes effective as fixed by the High Court in the Court Order;

“EGM”	means the extraordinary general meeting of Smurfit Kappa Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Scheme Meeting shall have concluded or been adjourned (it being understood that if the Scheme Meeting is adjourned, the EGM shall be correspondingly adjourned);

“End Date”	means 12 September 2024 (subject to extension until 12 March 2025 under the terms of the Transaction Agreement);

“Exchange Agent”	means the bank or trust company appointed by Smurfit Kappa (and reasonably acceptable to WestRock) to act as exchange agent for the issuance of the Scheme Consideration;

“Forms of Proxy”	means the form of proxy for the Scheme Meeting and the form of proxy for the EGM, as the context may require;

“Holder”	means in relation to any Smurfit Kappa Share, the Member whose name is entered in the Smurfit Kappa Register of Members as the holder of that share and “Joint Holders” means the Members whose names are entered in the Smurfit Kappa Register of Members as the joint holders of that share and includes any person(s) entitled by transmission;

“Irish High Court”	means the High Court of Ireland;

“Latest Practicable Date”	means 5 May 2024 (being the latest practicable date prior to the date of the Circular for ascertaining certain information contained therein);

“Members”	means the members of Smurfit Kappa as entered in the Smurfit Kappa Register of Members at any relevant date, and “Member” will be interpreted accordingly;

“Merger Sub”	means Sun Merger Sub, LLC, a limited liability company organised in the State of Delaware, United States as a wholly-owned subsidiary of Smurfit WestRock;

“Parties”	means Smurfit Kappa, WestRock and Smurfit WestRock, and “Party” shall mean Smurfit Kappa, WestRock or Smurfit WestRock (as the context requires);

“Registrar of Companies”	means the Registrar of Companies in Dublin, Ireland (being the “Registrar” as defined in Section 2 of the Act);

“Restricted Jurisdiction”	means any jurisdiction in relation to which Smurfit Kappa or Smurfit WestRock (as the case may be) is advised that, into or from which the release, publication or distribution of the Circular or related Forms of Proxy in whole or in part would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality with which either Party is unable to comply or regards as unduly onerous to comply with;

“Restricted Overseas Shareholder”	means a Smurfit Kappa Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Smurfit Kappa Shareholder whom Smurfit Kappa believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme Consideration”	means one Smurfit WestRock Share per Scheme Share to be issued pursuant to the Scheme to Scheme Shareholders;

“Scheme Meeting”	means the meeting or meetings of Scheme Shareholders or, if applicable, any class or classes of the Scheme Shareholders (including, but not limited to, as may be directed by the Irish High Court pursuant to Section 450(5) of the Act) (and any adjournment of any such meeting or meetings) convened by order of the Irish High Court to consider and vote on the Scheme Resolution, including any adjournments thereof;

“Scheme Resolution”	means the resolution to be considered and voted on at the Scheme Meeting proposing that the Scheme, with or without amendment (but subject to such amendment being acceptable to Smurfit Kappa and WestRock, except for a technical or procedural amendment which is required for the proper implementation of the Scheme and does not have a substantive consequence on the implementation of the Scheme), be agreed to;

“Scheme Record Time”	means 5:00 p.m. (New York City Time) on the Effective Date;

“Scheme Shareholder”	means each Holder of Scheme Shares, and “Scheme Shareholders” shall be construed accordingly;

“Scheme Shares”	means the Smurfit Kappa Shares in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares;

“Scheme” or “Scheme of Arrangement”	means this scheme of arrangement under Chapter 1 of Part 9 of the Act between Smurfit Kappa and Scheme Shareholders as set out in this Part X (Scheme of Arrangement) of the Circular and on such other terms and in such form not being inconsistent therewith as the Parties mutually agree in writing, including any revision thereof as may be so agreed between the Parties with or subject to any modifications, additions or conditions approved or imposed by the Irish High Court;

“Smurfit Kappa” or “the Company”	means Smurfit Kappa Group plc, a public limited company incorporated in Ireland with registered number 433527;

“Smurfit Kappa Register of Members”	means the register of members maintained by Smurfit Kappa pursuant to the Act;

“Smurfit Kappa Shareholders”	means Holders of Smurfit Kappa Shares;

“Smurfit Kappa Shares”	means the ordinary shares of Smurfit Kappa, par value €0.001 per share;

“Smurfit WestRock”	means Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion), a private company limited company incorporated in Ireland with registered number 607515;

“Smurfit WestRock Shares”	means the new ordinary shares of $0.001 each in the capital of Smurfit WestRock;

“Subsidiary”	has the meaning set out in Section 7 of the Act;

“Treasury Shares”	means any Smurfit Kappa Shares held by Smurfit Kappa or any Subsidiary of Smurfit Kappa but excluding any such shares held by Smurfit Kappa or a Subsidiary of Smurfit Kappa in the capacity of trustee only, where neither Smurfit Kappa nor any Subsidiary of Smurfit Kappa is beneficially interested in those shares under the terms of the relevant trust;

“Transaction Agreement”	means the agreement dated 12 September 2023 between Smurfit Kappa, WestRock, Merger Sub and Smurfit WestRock, as amended from time to time;

“US Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Securities Act”	means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Voting Record Time”	means 6:00 p.m. on 9 June 2024 or, if the Scheme Meeting and/or the Extraordinary General Meeting is/are adjourned, on the day that is four days before the day fixed for the adjourned meeting(s); and

“WestRock”	means WestRock Company, a corporation incorporated in the State of Delaware, United States,

and references to clauses are to clauses of this Scheme.

(B)	The authorised share capital of Smurfit Kappa consists of 9,910,931,085 Smurfit Kappa Shares, 2,356,472 A1 convertible shares with a par value of €0.001 each, 2,356,471 A2 convertible shares with a par value of €0.001 each, 2,355,972 A3 convertible shares with a par value of €0.001 each, 30,000,000 B convertible shares with a par value of €0.001 each, 30,000,000 C convertible shares with a par value of €0.001 each, and 75,000,000 D convertible shares with a par value of €0.001 each. As of the Latest Practicable Date, there were 261,094,836 Smurfit Kappa Shares issued and outstanding, all of which are validly issued.

(C)	The purpose of the Scheme is to provide for the transfer of the Scheme Shares in consideration for the issue and allotment by Smurfit WestRock of the Smurfit WestRock Shares to the Scheme Shareholders on the terms set forth in the Scheme.

(D)	As of the Latest Practicable Date, neither Smurfit WestRock nor any of its Subsidiaries held any Smurfit Kappa Shares.

(E)	Smurfit WestRock will rely upon the Irish High Court’s sanctioning of this Scheme for the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof with respect to the Smurfit WestRock Shares to be issued pursuant to this Scheme.

(F)	Smurfit WestRock has agreed to submit to the terms of the Scheme. Smurfit WestRock undertakes to the Irish High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme. Smurfit WestRock will appear by solicitor and / or counsel at the Court Hearing to formally provide this undertaking to the Irish High Court.

1.	Transfer of Scheme Shares

1.1	Pursuant to Chapter 1 of Part 9 of the Act and upon and with effect from the Effective Time, Smurfit WestRock (and/or its nominee(s)) shall acquire all of the Scheme Shares (including the legal and beneficial interest therein) fully paid, free from all options, liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights and other interests and together with all and any rights at the date of this Scheme or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions (if any) and any return of capital (whether by reduction of share capital or share premium account or otherwise) announced, declared, paid or made in respect of the Scheme Shares by reference to a record date on or after the Effective Date.

1.2	For the purposes of such acquisition, the Scheme Shares shall be transferred to Smurfit WestRock and such transfer shall be effected by means of a form of transfer or other instrument or instruction of transfer, and to give effect to such transfer(s) any person may be appointed by Smurfit WestRock as attorney and/or agent and/or otherwise and shall be authorised as such attorney and/or agent and/or otherwise on behalf of the relevant Scheme Shareholder or Scheme Shareholders concerned to:

(a)	execute and deliver as transferor a form of transfer or other instrument or instruction of transfer (whether as a deed or otherwise) of such Scheme Shares in favour of Smurfit WestRock (and/or its nominee(s)) on behalf of the Scheme Shareholder;

(b)	give a good receipt in respect of consideration received in respect of any such transfer; and

(c)	give such instructions and do all other things which he or she may consider necessary or expedient in connection with such transfer, and may without the need for any further action being required to give effect thereto;

and every form, instrument or instruction executed or delivered or other such thing so done shall be as effective as if it had been executed, delivered or done by the Scheme Shareholder to which such form, instrument, instruction or thing relates.

1.3	Any dividend or other distribution declared, paid or made before the Effective Date in respect of any Scheme Shares shall accrue for the benefit of the relevant Scheme Shareholders by reference to the record date for such dividend or distribution.

2.	Scheme Consideration for the transfer of the Scheme Shares

2.1	In consideration for the transfer of the Scheme Shares pursuant to paragraph 1.1 of this Part X (Scheme of Arrangement), Smurfit WestRock shall allot and issue Smurfit WestRock Shares to (or for the account of) each Scheme Shareholder in accordance with clause 3 on the following basis:

one Smurfit WestRock Share for each Scheme Share.

2.2	The Smurfit WestRock Shares allotted and issued pursuant to paragraph 2.1 of this Part X (Scheme of Arrangement) shall:

(a)	be issued as fully paid, shall be free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights and other interests of any nature whatsoever;

(b)	rank equally in all respects with all other fully paid ordinary shares of $0.001 each in the capital of Smurfit WestRock in issue on the Effective Date; and

(c)	be entitled to all dividends and other distributions declared, paid or made by Smurfit WestRock by reference to a record date on or after the Effective Date.

2.3	None of Smurfit WestRock, Smurfit Kappa or their respective agents shall be liable to any Scheme Shareholder for any cash payment, dividends or distributions with respect to Scheme Shares delivered to a public official in compliance with any law relating to abandoned property, escheat or law permitting attachment of money or property or similar law.

2.4	Promptly following the Effective Time and the allotment and issuance of the Scheme Consideration to the Scheme Shareholders, Smurfit WestRock shall effect the transfer of the Scheme Consideration held by Euroclear Nominees Limited in accordance with Article 132 of Smurfit WestRock’s articles of association.

3.	Settlement of Scheme Consideration

3.1	Smurfit WestRock will appoint the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration. For this purpose, on or immediately after the Effective Date, Smurfit WestRock shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Scheme Shareholders certificates or, at Smurfit WestRock’s option, evidence of shares in book-entry form representing the aggregate Scheme Consideration.

3.2	Not later than 14 days after the Effective Date, Smurfit WestRock shall cause the Exchange Agent to deliver the Smurfit WestRock Shares it is required to issue, allot and deliver to the persons entitled thereto in accordance with paragraph 2.1 of this Part X (Scheme of Arrangement), unless otherwise properly directed by the person entitled thereto.

4.	Overseas Shareholders

4.1	The provisions of paragraphs 1, 1.3, 3 and 5 of this Part X (Scheme of Arrangement) shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if any Scheme Shareholder has a registered address in a jurisdiction outside Ireland, the United Kingdom and the United States, and Smurfit WestRock is advised or reasonably believes that the allotment and/or issue of Smurfit WestRock Shares to that Scheme Shareholder in accordance with this Scheme would or may infringe the laws of such jurisdiction or would or may require Smurfit WestRock to observe any governmental or other consent or any registration, filing or other formality with which Smurfit WestRock is unable to comply or which Smurfit WestRock believes is unduly onerous to comply with, Smurfit WestRock may, in its sole discretion, either:

(a)	determine that the Smurfit WestRock Shares shall not be allotted and/or issued to such Scheme Shareholder but shall instead be allotted and issued to a nominee appointed by Smurfit WestRock to act on behalf of and for the benefit of such Scheme Shareholder on terms that the nominee shall, as soon as practicable following the Effective Date, sell the Smurfit WestRock Shares so allotted and issued and be sold in the open market in accordance with paragraphs 5.1 and 5.2 of this Part X (Scheme of Arrangement); or

(b)	determine that the Smurfit WestRock Shares shall be sold, in which event the Smurfit WestRock Shares shall be issued to such Scheme Shareholder and Smurfit WestRock shall appoint a person to act (and such person shall be authorised) on behalf of and for the benefit of such Scheme Shareholder to procure that any shares in respect of which Smurfit WestRock has made such a determination shall as soon as practicable following the Effective Date be sold in the open market in accordance with paragraphs 5.1 and 5.2 of this Part X (Scheme of Arrangement).

4.2	Notwithstanding the provisions of paragraph 4.1 of this Part X (Scheme of Arrangement), Smurfit Kappa retains the right to permit the release, publication or distribution of the Circular and/or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies Smurfit Kappa (such satisfaction to be determined subjectively by Smurfit Kappa, acting in its absolute discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction or require compliance with any governmental or other consent or any registration, filing or other formality that Smurfit Kappa is unable to comply with or which Smurfit Kappa regards as unduly onerous to comply with.

5.	Sale and settlement in respect of certain Smurfit WestRock Shares

5.1	To effect any sale of Smurfit WestRock Shares in accordance with paragraphs 4.1(a) or 4.1(b) of this Part X (Scheme of Arrangement), Smurfit WestRock may appoint any person to act, and who shall be authorised, as attorney or agent for the Scheme Shareholder, without the need for any further action being required to give effect thereto, to:

(a)	execute and deliver as transferor a form of transfer or other instrument or instruction of transfer in favour of Smurfit WestRock and/or its nominee(s);

(b)	give a good receipt in respect of consideration received in respect of any such transfer; and

(c)	give such instructions and to do all other things which he or she may consider necessary or expedient in connection with such sale or transfer,

on behalf of the Scheme Shareholder and every form, instrument, or instruction executed or delivered or other such thing done so shall be as effective as if it has been executed, delivered or done by the Scheme Shareholder to which such form, instrument, instruction, or thing relates.

5.2	Any sale of Smurfit WestRock Shares effected in accordance with paragraphs 4.1(a) or 4.1(b) of this Part X (Scheme of Arrangement) shall be at the market price and Smurfit WestRock shall, within 14 days of any such sale, procure the despatch to each person entitled thereto a cheque in respect of the net proceeds of such sale (after the deduction of all expenses and commissions), and rounded down to the nearest cent.

5.3	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to Smurfit Kappa by Holders shall, unless notice of revocation of such instructions is received by the Exchange Agent prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to Smurfit WestRock to pay and despatch any amount payable to any Scheme Shareholder under this Scheme in accordance with such mandate.

5.4	Subject to paragraph 5.3 of this Part X (Scheme of Arrangement), all despatches of cheques pursuant to paragraph 5.2 of this Part X (Scheme of Arrangement) shall be effected by sending each cheque by first class post / mail (or international standard post / mail, if overseas) in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the Smurfit Kappa Register of Members at the Scheme Record Time or, in the case of Joint Holders, at the address of the Joint Holder whose name stands first in such register in respect of such joint holding at the Scheme Record Time. None of Smurfit WestRock, Smurfit Kappa or any person or nominee appointed by Smurfit WestRock or their respective agents shall be responsible for any loss or delay in transition or delivery of any cheque sent in accordance with this this paragraph 5.4 of this Part X (Scheme of Arrangement) which shall be sent entirely at the risk of the persons entitled thereto.

5.5	Subject to paragraph 5.3 of this Part X (Scheme of Arrangement), all cheques drawn in accordance with this clause 5 shall be in US dollars drawn on a US clearing bank and shall be made payable to the persons respectively entitled to the moneys represented thereby (except that, in the case of Joint Holders, Smurfit WestRock reserves the right to make such cheques payable to that one of the Joint Holders whose name stands first in the Smurfit Kappa Register of Members in respect of such joint holding at the Scheme Record Time), and the despatch of any such cheque in accordance with paragraph 5.2 of this Part X (Scheme of Arrangement) shall be a complete discharge of Smurfit WestRock’s obligations under this Scheme to pay the monies represented thereby.

5.6	In the absence of bad faith or wilful default, none of Smurfit WestRock, Smurfit Kappa, any person or nominee appointed by Smurfit WestRock, Smurfit Kappa or their respective agents shall have any liability for any loss or damage arising as a result of sale or transfer (including as a result of the timing or terms of such sale or transfer) or any instrument of transfer executed and/or delivered or any other thing done for or on behalf of any Scheme Shareholder or otherwise pursuant to this Scheme.

6.	Certificates for Scheme Shares

With effect from the Effective Date, all certificates representing Scheme Shares shall cease to have effect as documents of title to the shares comprised therein and every holder thereof shall be bound at the request of Smurfit Kappa to deliver up such certificate(s) to Smurfit Kappa or as it may direct.

7.	Authority pending registration of transfer

With effect from the Effective Time and until the Smurfit Kappa Register of Members is updated to reflect the transfer of the Scheme Shares pursuant to paragraph 1 of this Part X (Scheme of Arrangement):

7.1	each Scheme Shareholder irrevocably appoints Smurfit WestRock (or such of its nominee(s) as are directed by Smurfit WestRock) to exercise on its behalf any votes and any or all other rights and privileges (including, without limitation, the right to requisition the convening of a general meeting of Smurfit Kappa or of any class of shareholders of Smurfit Kappa) attaching to the Scheme Shares;

7.2	each Scheme Shareholder authorises Smurfit Kappa and/or its agents to send any notice, circular, warrant, document or other communication which may be required to be sent to such Scheme Shareholder as a member of Smurfit Kappa in respect of their Scheme Shares to Smurfit WestRock (and/or such of its nominee(s) as are directed by Smurfit WestRock) at Smurfit WestRock’s registered office;

7.3	each Scheme Shareholder irrevocably appoints Smurfit WestRock (or such of its nominee(s) as are directed by Smurfit WestRock) and/or any one or more of its directors or agents to sign on behalf of such Scheme Shareholder such documents, and to do such things, as may, in the opinion of Smurfit WestRock and/or any one or more of its directors or agents, to be necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the relevant Scheme Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting of Smurfit Kappa as attorney or agent for, and on behalf of, such Scheme Shareholder and/or to attend and/or execute a Form of Proxy in respect of such Scheme Shares appointing any person nominated by Smurfit WestRock and/or any one or more of its directors or agents to attend general and separate class meetings of Smurfit Kappa (or any adjournment thereof), and to exercise or refrain from exercising the votes attaching to the Scheme Shares on such Scheme Shareholder’s behalf); and

7.4	each Scheme Shareholder irrevocably undertakes:

(a)	not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the prior written consent of Smurfit WestRock; and

(b)	not to appoint a proxy or representative for, or to attend any general meeting or separate class meeting, of Smurfit Kappa.

8.	Dividend mandates and communications

All mandates relating to the monetary payment of dividends on the Scheme Shares and other instructions, given to Smurfit Kappa by Scheme Shareholders in force at the Scheme Record Time relating to their holdings of Scheme Shares will no longer be deemed from the Effective Date to be an effective mandate or instruction to Smurfit WestRock in respect of the corresponding Smurfit WestRock Shares. Certain communication preferences may, to the extent possible, be carried forward.

9.	The Effective Date

9.1	This Scheme shall become effective at the Effective Time subject to a copy of the Court Order having been delivered to the Registrar of Companies in accordance with Section 454 of the Act.

9.2	Unless the Scheme shall have become effective on or before the End Date, or such later date as Smurfit Kappa, Smurfit WestRock, and WestRock may, with the consent of the Irish High Court (if required) agree, it shall not proceed and all undertakings given to the Irish High Court in respect of the Scheme shall be deemed to have lapsed with immediate effect.

9.3	Smurfit Kappa, Smurfit WestRock and WestRock have agreed (pursuant to the Transaction Agreement) that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.

10.	Modification

Smurfit Kappa, Smurfit WestRock and WestRock may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the Irish High Court may approve or impose.

11.	Governing Law

This Scheme shall be governed by and construed in accordance with the laws of Ireland and Smurfit Kappa and the Scheme Shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto and the sanction thereof.

Part XI
Definitions

The following definitions apply throughout this Circular and accompanying Forms of Proxy, unless the context otherwise requires:

“2006 Takeover Regulations”	means the EU Takeovers Directive (2004/25/EC) as transposed into Irish law by European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006 (S.I. No. 255 of 2006), as amended;

“2010 Securitisation Facility”	means the securitisation facility, as amended and restated from time to time, that certain members of Smurfit Kappa entered into on 16 November 2010;

“2013 Securitisation Facility”	means the securitisation facility, as amended and restated from time to time, that certain members of Smurfit Kappa entered into on 3 July 2013;

“2023 Monetisation Agreement”	means the $700.0 million facility WestRock entered into on 11 September 2023 with Rabo;

“2025 Indenture”	means the indenture dated 16 February 2015, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar, pursuant to which Smurfit Kappa Acquisitions Unlimited Company issued the 2025 Notes;

“2025 Notes”	means the 2.75% senior notes issued by Smurfit Kappa Acquisitions Unlimited Company and due 2025, pursuant to the 2025 Indenture;

“2026 Indenture”	means the indenture dated 28 June 2018, originally between Smurfit Kappa Acquisitions Unlimited Company, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as registrar, pursuant to which Smurfit Kappa Acquisitions Unlimited Company issued the 2026 Notes;

“2026 Notes”	means the 2.875% senior notes issued by Smurfit Kappa Acquisitions Unlimited Company in an aggregate principal amount of €600 million and due 2026, pursuant to the 2026 Indenture;

“2027 Indenture”	means the indenture dated 16 September 2019, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar, pursuant to which SK treasury issued the 2027 Notes;

“2027 Notes”	means the 1.50% senior notes issued by SK Treasury in an aggregate principal amount of €750 million and due 2027, pursuant to the 2027 Indenture;

“2029 Notes”	means the 0.50% senior notes issued by SK Treasury in an aggregate principal amount of €500 million and due 2029, pursuant to the Green Indenture;

“2030 Notes”	means the 5.200% senior notes issued by SK Treasury in an aggregate principal amount of $750 million and due 2030, pursuant to the Notes Indenture;

“2033 Notes”	means the 1.00% senior notes issued by SK Treasury in an aggregate principal amount of €500 million and due 2033, pursuant to the Green Indenture;

“2034 Notes”	means the 5.438% senior notes issued by SK Treasury in an aggregate principal amount of $1 billion and due 2034, pursuant to the Notes Indenture;

“2054 Notes”	means the 5.777% senior notes issued by SK Treasury in an aggregate principal amount of $1 billion and due 2054, pursuant to the Notes Indenture;

“Act” or “Irish Companies Act”	means the Companies Act 2014 of Ireland (as amended);

“AGCM”	means the Italian Competition Authority;

“Amended Credit Agreement”	means the WestRock Revolving Credit Agreement as amended on 18 August 2022 to add the Delayed Draw Term Facility;

“Antitrust Laws”	means any statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws of any jurisdiction that are designed or intended to (a) prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, through merger or acquisition or otherwise, including the HSR Act, or (b) prohibit, restrict or regulate foreign investments or foreign subsidies;

“ASC”	means the Financial Accounting Standards Board’s Accounting Standards Codification;

“ASC 805”	means ASC 805, “Business Combinations”;

“ASC 860”	means ASC 860, “Transfers and Servicing”;

“Articles” or “Articles of Association”	means the articles of association of Smurfit Kappa as at the date of this Circular;

“Belgian Law Rights”	means the fungible co-ownership rights governed by Belgian law over a pool of book-entry interests in securities of the same issue (i.e., as can be identified by an ISIN) which the EB Participants hold;

“Board Recommendation”	as defined in the paragraph entitled “Non-Solicitation” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“Brazil Export Credit Note”	means the R$500.0 million senior unsecured term loan entered into by WestRock Celulose, Papel E Embalagens Ltda., as borrower, and WestRock, as guarantor, on 18 January 2021;

“Bridge Facility Agreement”	means the $1.5 billion bridge facility agreement entered into on 13 October 2023 between SK Treasury and the Bridge Facility Lenders;

“Bridge Facility Lenders”	means the financial institutions party to the Bridge Facility Agreement, being Citibank N.A. and certain other financial institutions;

“Business Day”	means any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland, the United Kingdom or New York are authorised or required by law to be closed, as the context requires;

“Calculated UFCF Estimates Regarding Smurfit Kappa”	means the unlevered free cash flows regarding Smurfit Kappa calculated at the direction of WestRock, solely based on the Smurfit Kappa Projections and assumptions provided by WestRock, by each of Evercore and Lazard, which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses;

“Calculated UFCF Estimates Regarding WestRock”	means the unlevered free cash flows of WestRock calculated at the direction of WestRock, solely based on the WestRock Projections, by each of Evercore and Lazard, which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses;

“CARF”	means the Brazil Administrative Council of Tax Appeals;

“Cash Consideration”	means $5.00 per share (without interest and less applicable withholding taxes) to be paid to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement;

“CAT”	means Irish capital acquisitions tax;

“CDI”	means an English law security issued by the CREST Depository that represents a CREST member’s interest in a security (including the Belgian Law Rights in respect of such security standing to the credit of the EB Participant account of the CREST Nominee) at the Scheme Effective Time;

“Change of Recommendation”	as defined in the paragraph entitled “Non-Solicitation” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“Circular”	means this document dated 14 May 2024, including the Notice of EGM and Notice of Scheme Meeting;

“Citi”	means Citigroup Global Markets Limited;

“Code”	means the US Internal Revenue Code of 1986, as amended;

“Combination”	means the Smurfit Kappa Share Exchange and the Merger;

“Combination Announcement”	means the Regulatory Information Service announcement in respect of the Combination made by Smurfit Kappa and WestRock on 12 September 2023;

“Combined Group”	means the combined group of Smurfit Kappa and WestRock following Completion;

“Commercial Paper Programme”	means the unsecured commercial paper programme that WestRock established on 7 December 2018 with WRKCo Inc. as the issuer;

“Commitment Letter”	means the commitment letter entered into by Smurfit Kappa on 12 September 2023, under which Citibank N.A., London Branch and Citicorp North America, Inc. arranged and underwrote a $1.5 billion senior unsecured bridge term loan for the purpose of financing (directly or indirectly) the Cash Consideration and/or fees, commissions, costs and expenses payable in relation to the Combination;

“Company”	means Smurfit Kappa Group plc, a public limited company incorporated in Ireland with registered number 433527;

“Competing Proposal”	as defined in the paragraph entitled “Non-Solicitation” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“Completion”	means the completion of the Combination;

“Completion Date”	means the first Friday that is at least three Business Days (or such shorter period of time as remains before 5:00 p.m. (New York City Time) on the End Date) after the satisfaction or, in the sole discretion of the applicable party, waiver (where applicable) of all of the Conditions (other than those conditions that by their nature can only be satisfied at the Completion Date (including the condition set forth in Section 8.1(b)(iv) of the Transaction Agreement)), but subject to the satisfaction or, in the sole discretion of the applicable party, waiver of such Conditions at the Completion Date, or at such other date and time as may be mutually agreed by the parties in writing;

“Computershare Ireland”	means Computershare Investor Services (Ireland) Limited:

“Conditions”	means the conditions to the Combination set forth under the terms of the Transaction Agreement and “Condition” means any one of the Conditions;

“Continuing Employee”	as defined in the paragraph entitled “Employee Benefits” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“Court Order”	means the order or orders of the Irish High Court sanctioning the Scheme under Section 453 of the Irish Companies Act;

“CREST” or “CREST System”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“CREST Depository”	means CREST Depository Limited, a subsidiary of EUI (or any successor or assignee of it in such capacity from time to time);

“CREST Nominee”	means CIN (Belgium) Limited, a subsidiary of the CREST Depository, or any other body appointed to act as a nominee on behalf of the CREST Depository, including the CREST Depository itself;

“CREST Participant”	means a participant in the CREST System that has entered into an agreement to participate in the CREST System subject to EUI’s terms and conditions;

“CREST Proxy Instruction”	means the instruction whereby CREST members can send a CREST message appointing a proxy for the Shareholder Meetings and instructing the proxy on how to vote;

“CREST Regulations”	means the Uncertificated Securities Regulations 2001 of the United Kingdom, as amended;

“CSD”	has the meaning given to such term in the CSDR;

“CSDR”	means the EU Central Securities Depositaries Regulation (Regulation EU) No. 909/2014;

“Delayed Draw Term Facility”	means the three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion that could be borrowed in a single draw through 31 May 2023, that was included in the Amended Credit Agreement;

“Depositary Interest” or “DI”	means a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in a Smurfit WestRock Share;

“Deposited Securities”	means the Smurfit WestRock Shares that are held through DTC;

“Designated Smurfit Kappa Shares”	means (i) any Smurfit Kappa Shares held from time to time by Smurfit WestRock or any subsidiary of Smurfit WestRock and/or any nominee of Smurfit WestRock or any subsidiary of Smurfit WestRock, and (ii) any Treasury Shares;

“DGCL”	means the General Corporation Law of the State of Delaware (as amended);

“DI Custodian”	means Computershare Trust Company, N.A., in its capacity as custodian for the DI Depositary or such other party as the DI Depositary may appoint;

“DI Deed”	means the deed poll made by the DI Depositary constituting the Smurfit WestRock DIs;

“DI Depositary”	means Computershare Investor Services PLC, in its capacity as the proposed issuer of the DIs (or any successor or assignee of it in such capacity from time to time);

“DI Holders”	means CREST Participants, from time to time, holding DIs through the CREST System;

“Dissenting Shares”	means WestRock Shares issued and outstanding immediately prior to the Merger Effective Time and held by a holder of record or beneficial owner who did not vote in favour of the approval and adoption of the Transaction Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such WestRock Shares in accordance with Section 262 of the DGCL;

“DLLCA”	means the Limited Liability Company Act of the State of Delaware as amended;

“Draft New UK Listing Rules”	means the FCA’s new Listing Rules proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which are currently in draft form for consultation purposes;

“DTC”	means the Depository Trust Company (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“DTC Nominee”	means Cede & Co. or such other entity as may be nominated by an authorised representative of DTC from time to time;

“DTC Participant”	means a participant in the DTC System that has entered into an agreement to participate in the DTC System, subject to DTC’s terms and conditions;

“DTC System”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with DTC’s operational arrangement (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;

“DTRs”	means the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance, as such document may be amended or supplemented from time to time);

“DTT Country”	means a country with which Ireland has a double tax treaty;

“DWT”	means Irish dividend withholding tax;

“EB Migration”	means the migration of the Smurfit Kappa Shares to the EB System from the CREST System in March 2021;

“EB Nominee”	means Euroclear Nominees Limited, a wholly-owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969 (or any successor or assignee of it in such capacity from time to time);

“EB Participant”	means a participant in the EB System that has entered into an agreement to participate in the EB System subject to Euroclear Bank’s terms and conditions, and “EB Participants” shall be construed accordingly;

“EB System”	means the securities settlement system operated by Euroclear Bank and governed by Belgian law (or any successor or assignee of it in such capacity from time to time) or any replacement for such system from time to time;
“Effect”	means any change, effect, development, circumstance, condition, state of facts, event or occurrence;
“EGM Resolutions”	means the following resolutions to be proposed at the Extraordinary General Meeting as set out in Part XIII (Notice of Extraordinary General Meeting) of this Circular for the purposes of approving (i) the Combination as a Class 1 transaction pursuant to Chapter 5 of the Listing Rules; (ii) the Scheme and authorising the Smurfit Kappa Directors to implement the Scheme; (iii) amendments to the Articles of Association of Smurfit Kappa Group plc to implement the Scheme; and (iv) the cancellation of the listing of Smurfit Kappa Shares from the premium listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time) and from trading on the LSE’s main market for listed securities and the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and admission to trading on the LSE’s main market for listed securities;
“Eligible Green Projects”	means eligible green projects under Smurfit Kappa’s Green Finance Framework, which Smurfit Kappa may, in the future, update in line with developments in the market;
“End Date”	means 12 September 2024 (subject to extension until 12 March 2025 under the terms of the Transaction Agreement);
“End Date Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Equity Award Exchange Ratio”	means the sum of (a) the Exchange Ratio and (b) the quotient, rounded to four decimal points, obtained by dividing (i) the Cash Consideration by (ii) the VWAP of Smurfit Kappa Shares;
“ERISA”	means the US Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder;
“EU”	means the European Union;
“EU ETS”	means EU Emission Trading Scheme;
“EUI”	means Euroclear UK & International Limited, the operator of the CREST System (or any successor or assignee of it in such capacity from time to time);

“EU MAR”	means the Market Abuse Regulation of the European Union (596/2014);
“EU Member State”	means each of Austria, Belgium, Bulgaria, Croatia, Cyprus, Czechia, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovenia, Slovakia, Spain, and Sweden;
“Euroclear Bank” or “EB”	means Euroclear Bank S.A./N.V., an international CSD based in Belgium and part of the Euroclear Group (or any successor or assignee of it in such capacity from time to time);
“Euroclear Smurfit WestRock Shares”	means the Smurfit WestRock Shares issued in the name of the EB Nominee as Scheme Consideration pursuant to the Scheme;
“Euronext Dublin”	means the Irish Stock Exchange plc, trading as Euronext Dublin incorporated and registered in Ireland under the Irish Companies Act with registered number 539157 (or any successor or assignee of it in such capacity from time to time);
“Euronext Dublin Market”	means the Euronext Dublin Market, operated by Euronext Dublin;
“European Revolving Credit Agreement”	means the credit agreement WestRock entered into on 7 July 2022 with Rabo as administrative agent, providing for the European Revolving Credit Facility;
“European Revolving Credit Facility”	means the three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million, including an incremental €100.0 million accordion feature, provided for by the European Revolving Credit Agreement;
“Eurozone”	means the member states of the European Union, from time to time, that have adopted the euro as their currency;
“Evercore”	means Evercore Group L.L.C.;
“Exchange Agent”	means a bank or trust company appointed by Smurfit Kappa, and reasonably acceptable to WestRock, who will act as exchange agent for (a) the issuance of Smurfit WestRock Shares pursuant to the Scheme and (b) the payment of the Merger Consideration, as well as the agent for the WestRock Shareholders for the purpose of receiving and holding their WestRock Certificates (provided that the Exchange Agent shall obtain no rights or interests in the shares represented thereby);
“Exchange Ratio”	means one validly issued, fully paid non-assessable Smurfit WestRock Share for each WestRock Share;
“Executive Severance Plan”	means the executive severance plan which is expected to be adopted by Smurfit WestRock effective upon Completion;
“Existing EB Holders”	means the holders of interests in Smurfit Kappa Shares held through EB Participants;
“Extraordinary General Meeting” or “EGM”	means the extraordinary general meeting of Smurfit Kappa Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Scheme Meeting shall have concluded or adjourned (it being understood that if the Scheme Meeting is adjourned, the EGM shall be correspondingly adjourned);

“EY”	means Ernst & Young LLP;
“Farm Credit Facility”	means the seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million provided for in the Farm Credit Facility Agreement;
“Farm Credit Facility Agreement”	means the amended and restated credit agreement that WestRock entered into on 7 July 2022 with CoBank ACB as administrative agent, providing for the Farm Credit Facility;
“FCA”	means the UK Financial Conduct Authority;
“Financing”	as defined in paragraph 13 of Part I (Letter from the Chair);
“Financing Sources”	means the entities that have committed to provide or arrange the Transaction Financing or other financings in connection with the transactions contemplated by the Transaction Agreement, including the parties to any joinder agreements or credit agreements, underwriting agreements, bonds or note purchase agreements entered pursuant thereto or relating thereto, but excluding in each case, for the avoidance of doubt, the parties and their subsidiaries, together with their respective affiliates, and its and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns;
“Fitch”	means Fitch Ratings Inc.;
“Forms of Proxy”	means the form of proxy for the Scheme Meeting and the form of proxy for the EGM for use by Smurfit Kappa Shareholders, and “Form of Proxy” shall mean each of them, which accompany this Circular;
“FSMA”	means the UK Financial Services and Markets Act 2000, as amended, including any regulations made pursuant thereto;
“FTSE”	means the Financial Times Stock Exchange;
“GDPR”	means the General Data Protection Regulation (EU 2016/679);
“Glass Lewis”	means Glass, Lewis & Co., the proxy advisory services company;
“Governmental Entity”	means (a) any national, federal, state, county, municipal, local, foreign, or supranational government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, or any arbitral authority, (b) any public international governmental organisation, or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organisation described in the foregoing clause (a) or (c) of this definition, including, for the avoidance of doubt, the Irish High Court and the US SEC;

“Green Notes”	means the 2033 Notes together with the 2029 Notes;
“Green Notes Indenture”	means the indenture dated 22 September 2021, originally between SK Treasury, as issuer, the guarantors named therein, Deutsche Trustee Company Limited, as trustee, Deutsche Bank AG acting through its London Branch, as principal paying agent, and Deutsche Bank Luxembourg S.A., as transfer agent and registrar, pursuant to which SK Treasury issued the Green Notes;
“Healthcare Continuation Benefit”	means a healthcare coverage subsidy payment generally equal to the applicable premium cost for the number of years equal to the applicable severance multiple;
“HMRC”	means His Majesty’s Revenue and Customs in the United Kingdom;
“HSR Act”	means the US Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;
“IFRS EU”	means the International Financial Reporting Standards and IFRS Interpretations Committee interpretations as adopted by the European Union and the provisions of the Irish Companies Act;
“IMO”	means Integration Management Office;
“Indemnified Party”	as defined in the paragraph entitled “Directors’ and Officers’ Insurance and Indemnification” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Intended Tax Treatment”	means the intention of the parties that (i) Smurfit WestRock not be treated as a “surrogate foreign corporation” or a “domestic corporation” within the meaning of Section 7874(a)(2)(B) of the Code and Section 7874(b) of the Code, respectively, as a result of the Combination and (ii) the Smurfit Kappa Share Exchange be treated as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code;
“Intervening Event”	as defined in the paragraph entitled “Board Change of Recommendation” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Ireland”	means the island of Ireland, excluding Northern Ireland, and the word “Irish” shall be construed accordingly;
“Irish CGT”	means Irish capital gains tax;
“Irish Court Hearing”	means the hearing of the Irish High Court at which it is proposed that the Irish High Court sanction the Scheme under Section 453(2)(c) of the Irish Companies Act;
“Irish High Court”	means the High Court of Ireland;
“Irish Revenue”	means the Revenue Commissioners of Ireland;

“Irish Takeover Rules”	means the Irish Takeover Panel Act, 1997, Takeover Rules, 2022;
“Irish Transparency Regulations”	means the Transparency (Directive 2004/109/EC) Regulations 2007 (S.I. 277 of 2007), as amended;
“IRS”	means the US Internal Revenue Service;
“ISIN”	means international securities identification number;
“ISS”	means Institutional Shareholder Services Inc., the proxy advisory services company;
“KapStone”	means KapStone Paper and Packaging Corporation;
“KPMG”	means KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee, with its address at 1 Stokes Place, St. Stephen’s Green, Dublin 2, D02 DE03, Ireland, who are registered to carry out audit work by Chartered Accountants Ireland;
“Latest Practicable Date”	means 5 May 2024 (being the latest practicable date prior to the date of this Circular for ascertaining certain information contained herein);
“Lazard”	means Lazard Frères & Co. LLC;
“Link”	means Link Registrars Limited;
“Listing Effective Time”	as defined in paragraph 2 of Part V (Settlement and Dealings in Smurfit WestRock Shares following the Combination) of this Circular;
“Listing Rules”	means the rules and regulations made by the FCA in its capacity as the competent authority under the Financial Services and Markets Act 2000, and contained in the FCA’s publication of the same name (as such document may be amended or supplemented from time to time);
“LSE”	means the London Stock Exchange plc or the market conducted by it, as the context requires, or any successor or assignee of it in such capacity from time to time or any replacement for such system from time to time;
“LTI Plan”	means the long-term incentive plan which is expected to be adopted by Smurfit WestRock effective upon Completion;
“MEPPs”	means multiemployer pension plans;
“Merger”	means the merger of Merger Sub with and into WestRock, with WestRock surviving the merger as a wholly-owned subsidiary of Smurfit WestRock, in accordance with the Transaction Agreement;
“Merger Consideration”	means the Cash Consideration and the Share Consideration;

“Merger Effective Time”	means the time the Merger becomes effective at Completion after the Scheme Effective Time;
“Merger Sub”	means Sun Merger Sub, LLC, a limited liability company organised in the State of Delaware, United States as a wholly-owned subsidiary of Smurfit WestRock;
“Moody’s”	means Moody’s Investors Service, Inc.;
“MWV”	means WestRock MWV, LLC (formerly known as MeadWestvaco Corporation);
“Net WestRock Option Share”	means, with respect to a WestRock Option, the quotient obtained by dividing (A) the product obtained by multiplying (1) the excess, if any, of the value of the Merger Consideration over the exercise price per WestRock Share subject to such WestRock Option immediately prior to the Merger Effective Time by (2) the number of WestRock Shares subject to such WestRock Option immediately prior to the Merger Effective Time by (B) the value of the Merger Consideration (for purposes of this definition, the value of the component of the Merger Consideration that consists of Smurfit WestRock Shares shall equal the product of (x) the Exchange Ratio and (y) the VWAP of Smurfit Kappa Shares);
“New Benefit Plans”	as defined in the paragraph entitled “Employee Benefits” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“New York City Time”	means the standard time zone on the eastern coast of the United States;
“Notes”	means the 2030 Notes, the 2034 Notes and the 2054 Notes;
“Notes Indenture”	means the indenture under which the Notes were issued;
“Notes Offering”	means the offering of the Notes completed by SK Treasury on 3 April 2024;
“Notice of EGM”	means the notice convening the EGM, as set out in Part XIII (Notice of Extraordinary General Meeting) of this Circular;
“Notice of Scheme Meeting”	means the notice convening the Scheme Meeting, as set out in Part XII (Notice of Scheme Meeting) of this Circular;
“NYSE”	means the New York Stock Exchange (or any successor or assignee of it in such capacity from time to time) or any replacement for such market from time to time;
“NYSE Rules”	means the New York Stock Exchange Listed Company Manual;
“OCC”	means old corrugated containers;
“OECD”	means Organisation for Economic Cooperation and Development;
“Official List of Euronext Dublin”	means the official list maintained by the Irish Stock Exchange plc, trading as Euronext Dublin;

“Official List of the FCA”	means the official list maintained by the FCA acting in its capacity as the competent authority for listing under FSMA;
“Organisational Documents”	means articles of association, articles of incorporation, constitution, certificate of incorporation or by-laws or other equivalent organisational document, as appropriate;
“PEPP”	means Pan-European Pension Product;
“Person” or “person”	means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organisation;
“PFIC”	means passive foreign investment company;
“Pillar Two”	means the OECD’s Inclusive Framework that proposes a minimum global tax;
“PILON”	means payment in lieu of notice;
“PIUMPF”	means Pace Industry Union-Management Pension Fund;
“PJT Partners”	means PJT Partners (UK) Limited;
“PRA”	means the Prudential Regulation Authority;
“Pre-Emption Group”	means the Pre-Emption Group of the Financial Reporting Council;
“Projected Information Regarding Smurfit Kappa”	means the Calculated UFCF Estimates Regarding Smurfit Kappa together with the Smurfit Kappa Projections;
“Projected Information Regarding WestRock”	means the Calculated UFCF Estimates Regarding WestRock together with the WestRock Projections;
“Projections”	means the Projected Information Regarding Smurfit Kappa together with the Projected Information Regarding WestRock;
“Prorated Bonus”	as defined in the paragraph entitled “Executive Severance Plan” in paragraph 4 of Part VIII (Additional Information) of this Circular;
“Prospectus”	means the prospectus published on or around the date of this Circular by Smurfit WestRock in connection with the proposed admission of the Smurfit WestRock Shares to trading on the LSE’s main market for listed securities;
“Prospectus Regulation Rules”	means the prospectus regulation rules published by the FCA under Section 73A of FSMA;
“PRSA”	means Personal Retirement Savings Account;
“Rabo”	means Coöperatieve Rabobank U.A., New York Branch;
“Rabobank”	means Coöperatieve Rabobank U.A.;

“Receivables Securitisation Facility”	means the existing $700.0 million receivables securitisation agreement (as amended and restated from time to time), to which WestRock is a party;
“Registrar of Companies”	means the Registrar of Companies in Dublin, Ireland;
“Regulation FD”	means the Regulation Fair Disclosure of 2000;
“Regulatory Information Service”	means any of the services authorised by the FCA from time to time for the purpose of disseminating regulatory announcements;
“Relevant EB Participant”	means a person recorded in the records and systems maintained by the EB System at the Scheme Record Time (by way of interests standing to the credit of its EB Participant account) as the EB Participant in respect of the Belgian Law Rights pertaining to the Smurfit WestRock Shares held through EB Participants, excluding Smurfit WestRock Shares to be issued in respect of Smurfit Kappa Shares held through CDIs;
“Resolutions”	means the Scheme Resolution as set out in the Notice of Scheme Meeting and the EGM Resolutions and the Smurfit Kappa Distributable Reserves Proposal as set out in the Notice of EGM, and any one a “Resolution”;
“Revolving Credit Facility” or “RCF”	means the €1.35 billion revolving credit facility of Smurfit Kappa with a maturity date of 28 January 2026, provided under the Revolving Facility Agreement;
“Revolving Facility Agreement”	means the revolving facility agreement dated 28 January 2019 between Smurfit Kappa Holdings Limited (which was merged by absorption into Smurfit Kappa Investments Limited on 30 September 2023), SK Treasury and certain other members of Smurfit Kappa, which provides for the Revolving Credit Facility;
“S&P”	means Standard & Poor’s Global Ratings;
“Sanction Date”	means the date on which the Irish High Court sanctions the Scheme (without material modification) pursuant to Section 453 of the Irish Companies Act;
“Scheme” or “Scheme of Arrangement”	means the proposed scheme of arrangement under Section 450 of the Irish Companies Act to effect the Smurfit Kappa Share Exchange under the terms of the Transaction Agreement, particulars of which are set out in Part X (Scheme of Arrangement) of this Circular, in its present form or with and subject to any modification, addition or condition approved or imposed by the Irish High Court and agreed to by Smurfit Kappa and WestRock;
“Scheme Consideration”	means one Smurfit WestRock Share per Scheme Share to be paid pursuant to the Scheme to Scheme Shareholders;
“Scheme Effective Date”	means the date on which the Scheme becomes effective in accordance with its terms;
“Scheme Effective Time”	means the time on the Scheme Effective Date at which the Scheme becomes effective as fixed by the Irish High Court in the Court Order;

“Scheme Meeting”	means the meeting or meetings of Smurfit Kappa Shareholders (and any adjournment thereof) convened by an order of the Irish High Court pursuant to Section 450 of the Irish Companies Act to be held at 10:00 a.m. (Irish Time) on 13 June 2024 in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland for the purposes of considering and if thought fit, approving the Scheme with or without any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court, including any adjournment, postponement or reconvention of any such meeting, notice of which is contained in this Circular;
“Scheme Record Time”	means 5:00 p.m. (New York City Time) on the Scheme Effective Date;
“Scheme Resolution”	means the resolution to be proposed at the Scheme Meeting as set out in Part XII (Notice of Scheme Meeting) of this Circular;
“Scheme Shareholder”	means each holder of Scheme Shares, and “Scheme Shareholders” shall be construed accordingly;
“Scheme Shares”	means the Smurfit Kappa Shares in issue at the Scheme Record Time but excluding any Designated Smurfit Kappa Shares;
“Securities Depositary Transfer”	means the transfer of the legal interest (but not the beneficial interest nor any other equity or interest, save as expressly provided in the Transaction Agreement) in the Euroclear Smurfit WestRock Shares pursuant to provisions (including a power of attorney) to be set out in the Smurfit WestRock Constitution then-adopted;
“Series A Preference Shares”	means the 10,000 preference shares to be issued by Smurfit WestRock to Matsack Nominees (or its affiliate) prior to the re-registration of Smurfit WestRock as a public limited company;
“SG&A”	means selling, general and administrative;
“Share Consideration”	means one validly issued, fully paid and non-assessable Smurfit WestRock Share issued to WestRock Shareholders as part consideration for each WestRock Share held by a WestRock Shareholder under the terms of the Transaction Agreement;
“Shareholder Meetings”	means the EGM and Scheme Meeting;
“SK Treasury”	means Smurfit Kappa Treasury Unlimited Company (a wholly-owned subsidiary of Smurfit Kappa);
“Smurfit Kappa”	means Smurfit Kappa Group plc, a public limited company incorporated in Ireland with registered number 433527, and its subsidiary undertakings, save where the context otherwise requires;
“Smurfit Kappa Amounts”	as defined in the paragraph entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“Smurfit Kappa Annual Financial Statements”	means the audited consolidated financial statements of Smurfit Kappa as at and for the financial years ended 31 December 2021, 31 December 2022 and 31 December 2023;
“Smurfit Kappa Benefit Plans”	means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit-sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance programme, education or tuition assistance programmes, and each insurance and other similar fringe or employee benefit plan, programme or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of Smurfit Kappa or any Smurfit Kappa subsidiary or with respect to which Smurfit Kappa or any Smurfit Kappa subsidiary may have any obligation or liability (whether actual or contingent);
“Smurfit Kappa Board”	means the board of directors of Smurfit Kappa from time to time;
“Smurfit Kappa Board Recommendation”	means the Smurfit Kappa Board recommendation that the Smurfit Kappa Shareholders vote in favour of the EGM Resolutions and the Scheme Resolution;
“Smurfit Kappa Change of Recommendation Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Smurfit Kappa Designees”	means the eight members of the Smurfit Kappa Board as of immediately prior to the Scheme Effective Time (including the Chair of the Smurfit Kappa Board, the Group Chief Executive Officer of Smurfit Kappa and the Group Chief Financial Officer of Smurfit Kappa) selected by Smurfit Kappa to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time;
“Smurfit Kappa Directors”	means the directors of Smurfit Kappa Group plc as at the date of this Circular or, where the context so requires, the directors of Smurfit Kappa Group plc from time to time;
“Smurfit Kappa Distributable Reserves Proposal”	means the resolution of Smurfit Kappa Shareholders to approve, subject to Completion, the Smurfit WestRock Distributable Reserves Creation;
“Smurfit Kappa Equity Award”	means any equity award granted under a Smurfit Kappa Equity Plan that is or may be paid or settled in Smurfit Kappa Shares;
“Smurfit Kappa Equity Plan”	means each of Smurfit Kappa’s 2018 Performance Share Plan (as amended), 2018 Deferred Bonus Plan and 2011 Deferred Annual Bonus Plan;
“Smurfit Kappa Executive Directors”	means the executive directors of Smurfit Kappa Group plc as at the date of this Circular or, where the context so requires, the executive directors of Smurfit Kappa Group plc from time to time;

“Smurfit Kappa Italia”	means Smurfit Kappa Italia S.p.A.;
“Smurfit Kappa Material Breach Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Smurfit Kappa No Vote Amount”	as defined in the paragraph entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Smurfit Kappa Non-Executive Directors”	means the non-executive directors of Smurfit Kappa Group plc as at the date of this Circular or, where the context so requires, the non-executive directors of Smurfit Kappa Group plc from time to time;
“Smurfit Kappa Projections”	means the internal financial analyses and forecasts relating to Smurfit Kappa’s future performance for the financial years ending 31 December 2023 through 31 December 2027 on a stand-alone basis without giving effect to the Combination prepared by Smurfit Kappa’s management;
“Smurfit Kappa Register of Members”	means the register of members maintained by Smurfit Kappa pursuant to the Irish Companies Act;
“Smurfit Kappa Share Exchange”	means the proposed acquisition by Smurfit WestRock of Smurfit Kappa by means of the Scheme (and any such Scheme as it may be revised, amended or extended from time to time) under the terms of the Transaction Agreement;
“Smurfit Kappa Shareholder Approval”	means (i) the approval of the Scheme by three-fourths (75%) or more in value of the Smurfit Kappa Shares held by Smurfit Kappa Shareholders at the Voting Record Time, present and voting either in person or by proxy, at the Scheme Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Smurfit Kappa Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);
“Smurfit Kappa Shareholder Approval Failure Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Smurfit Kappa Shareholders”	means the registered holders of Smurfit Kappa Shares from time to time;
“Smurfit Kappa Shares”	means the ordinary shares of Smurfit Kappa Group plc, with par value of €0.001 per share;
“Smurfit Kappa Termination Amount”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Smurfit WestRock”	means Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc prior to Completion), a private company limited by shares incorporated in Ireland with registered number 607515, which will become the new holding company of the Combined Group at Completion;

“Smurfit WestRock Board”	means the board of directors of Smurfit WestRock from time to time;
“Smurfit WestRock Cash Award”	means an unvested cash award in an amount equal to the product obtained by multiplying (i) the number of WestRock Shares subject to a WestRock RSU Award as of immediately prior to the Merger Effective Time by (ii) the Cash Consideration;
“Smurfit WestRock Constitution”	means the memorandum of association and articles of association of Smurfit WestRock to be adopted immediately prior to the Scheme Effective Time, a draft of which is attached at Appendix I (Smurfit WestRock Constitution) of this Circular;
“Smurfit WestRock Distributable Reserves Creation”	means the creation of distributable reserves of Smurfit WestRock by reducing the amount credited to Smurfit WestRock’s share premium account as a result of the completion of the Smurfit Kappa Share Exchange and the Merger (or the amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the completion of the Smurfit Kappa Share Exchange and the Merger, as the case may be);
“Smurfit WestRock Register of Members”	means the register of members maintained by Smurfit WestRock pursuant to the Irish Companies Act;
“Smurfit WestRock RSU Award”	means an award of restricted stock units corresponding to a number of Smurfit WestRock Shares equal to the product (rounded down to the nearest whole number of shares) obtained by multiplying (i) the number of WestRock Shares subject to such WestRock RSU Award as of immediately prior to the Merger Effective Time by (ii) the Share Consideration;
“Smurfit WestRock Shareholders”	means the registered holders of Smurfit WestRock Shares from time to time;
“Smurfit WestRock Shares”	means the ordinary shares of $0.001 each in the capital of Smurfit WestRock;
“Special Mandatory Redemption”	means the special mandatory redemption the Notes will be subject to if Completion does not occur;
“SRD II”	means the EU Shareholders’ Rights Directive (2017/828/EU) as transposed into Irish law by the European Union (Shareholders’ Rights) Regulations 2020 (S.I. No. 81 of 2020), as amended;
“Standard Listing”	means the standard listing segment of the Official List of the FCA or a listing on the single category for equity shares in commercial companies or the other shares category for foreign companies with a secondary listing in the United Kingdom, if such new listing categories as contemplated in FCA Consultation Paper CP23/10 have been implemented by the FCA and taken effect at the relevant time;
“Subsidiary”	has the meaning set out in Section 7 of the Irish Companies Act;

“Superior Proposal”	as defined in the paragraph entitled “Board Change of Recommendation” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Surviving Corporation”	means WestRock, existing as a wholly-owned subsidiary of Smurfit WestRock following the Merger;
“TCA”	means the Taxes Consolidation Act 1997;
“ton”	a unit of weight equal to 2,000 pounds;
“tonne”	a unit of weight equal to 2,204.623 pounds;
“Transaction Agreement”	means the agreement dated 12 September 2023 between Smurfit WestRock, Smurfit Kappa Group plc, WestRock Company and Merger Sub (as it may be amended from time to time) as described in more detail in Part III (Principal Terms and Conditions of the Combination) of this Circular;
“Transaction Financing”	means the debt financing or any other third-party financing that is necessary, or that is otherwise incurred or intended to be incurred by any of Smurfit WestRock, Smurfit Kappa, Merger Sub or any of the subsidiaries of Smurfit Kappa, to finance, refinance or refund any existing indebtedness of WestRock, Smurfit Kappa or any of their respective subsidiaries, or to fund the Cash Consideration payable under the Transaction Agreement, including the incurrence of indebtedness, the offering or private placement of debt securities, notes, indentures, debentures, bonds or other similar instruments or to pay any fees and expenses in connection with any of the foregoing;
“Transfer Agent”	means Computershare Trust Company, N.A. or other appointed transfer agent;
“Transfer Deadline”	means the time, as will be confirmed through a bulletin notification by EUI, by which Smurfit Kappa Shares held by or through EB Participants must be repositioned into CDIs, to be held by or through a CREST Participant in order to receive new Smurfit WestRock Shares in the form of DIs;
“Treasury Shares”	means any Smurfit Kappa Shares held by Smurfit Kappa or any Subsidiary of Smurfit Kappa but excluding any such shares held by Smurfit Kappa or a Subsidiary of Smurfit Kappa in the capacity of trustee only, where neither Smurfit Kappa nor any Subsidiary of Smurfit Kappa is beneficially interested in those shares under the terms of the relevant trust;
“UK CGT”	means UK taxation of capital gains;
“UK Corporate Governance Code”	means the UK Corporate Governance Code published by the Financial Reporting Council;
“UK MAR” or “UK Market Abuse Regulation”	means Regulation EU No 596/2014, as retained in UK law from the end of the Brexit transition period (11:00 p.m. (UK time) on 31 December 2020);
“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Prospectus Regulation”	means assimilated Regulation (EU) No 2017/1129, as it forms part of the law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018;
“unaudited pro forma financial information”	means the unaudited pro forma statement of net assets and pro forma statement of operations of the Combined Group included in Part VII (Unaudited Pro Forma Financial Information for the Combined Group) of this Circular;
“US” or “United States”	means the United States of America;
“US Exchange Act”	means the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;
“US GAAP”	means the generally accepted accounting principles in the United States, as in effect from time to time;
“US Prospectus”	means the prospectus forming part of the US Registration Statement;
“US Proxy Statement”	means the definitive proxy statement filed by WestRock with the US SEC on 26 April 2024;
“US Registration Statement”	means the registration statement on Form S-4 of Smurfit WestRock (together with any amendments or supplements thereto);
“US SEC”	means the US Securities and Exchange Commission;
“US Securities Act”	means the US Securities Act of 1933, as amended, and the rules and regulations made thereunder;
“US Yankee Bonds”	means the 7.50% debentures due 2025 issued by Smurfit Kappa Treasury Funding Designated Activity Company in an aggregate principal amount of $350 million, pursuant to an indenture dated 15 November 1995, among Smurfit Kappa Treasury Funding Designated Activity Company, as issuer, Smurfit Packaging Corporation Limited, as guarantor, certain subsidiary guarantors and BNY Mellon Corporate Trust, as trustee;
“VAT”	means any tax imposed by any member state of the European Union in conformity with the directive of the Council of the European Union on the common system of value added tax (2006/112/EC) and any tax similar to or replacing the same;
“Voting Record Time”	means 6:00 p.m. on 9 June 2024 or, if the Scheme Meeting and/or the EGM is/are adjourned on the day that is four days before the day fixed for the adjourned meeting;
“VWAP of Smurfit Kappa Shares”	means the volume weighted average price of a Smurfit Kappa Share for a ten (10) trading day period on Euronext Dublin, starting with and including the opening of trading on the eleventh (11th) trading day prior to the Completion Date and ending on and including the closing of trading on the second to last trading day prior to the Completion Date, as reported by Bloomberg (converting each volume weighted average price to US dollars based upon the “closing mid-point” exchange rate in respect of each such specified day in the “currencies and money” segment in the “Companies and Markets” section of the Financial Times, US edition, or if not reported therein, another alternative source);

“WestRock”	means WestRock Company, a corporation incorporated in the State of Delaware, United States, and its subsidiary undertakings, save where the context otherwise requires;
“WestRock 2021 Annual Financial Statements”	means the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2021;
“WestRock 2022 Annual Financial Statements”	means the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2022;
“WestRock 2023 Annual Financial Statements”	means the audited consolidated financial statements of WestRock as at and for the financial year ended 30 September 2023;
“WestRock Amounts”	as defined in the paragraph entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“WestRock Annual Financial Statements”	means the WestRock 2021 Annual Financial Statements, the WestRock 2022 Annual Financial Statements and the WestRock 2023 Annual Financial Statements;
“WestRock Benefit Plans”	means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, collective bargaining, profit-sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance programme, education or tuition assistance programmes, and each insurance and other similar fringe or employee benefit plan, programme or arrangement, in each case for the benefit of current employees, directors or consultants (or any dependent or beneficiary thereof) of WestRock or any WestRock subsidiary or with respect to which WestRock or any WestRock subsidiary may have any obligation or liability (whether actual or contingent);
“WestRock Board”	means the board of directors of WestRock from time to time;
“WestRock Board Recommendation”	means the recommendation of the WestRock Board that the WestRock Shareholders approve and adopt the Transaction Agreement and the Combination, including the Merger, pursuant to the DGCL and the DLLCA;
“WestRock Book-Entry Shares”	means uncertificated WestRock Shares represented by book-entry interests;
“WestRock Certificates”	means a certificate or certificates representing, immediately prior to the Merger Effective Time, outstanding WestRock Shares;
“WestRock Change of Recommendation Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;

“WestRock Designees”	means the six members of the WestRock Board as of immediately prior to the Scheme Effective Time selected by WestRock to become members of the Smurfit WestRock Board immediately after the Scheme Effective Time;
“WestRock Director RSU Award”	means each outstanding WestRock RSU Award that was granted to a non-employee member of the WestRock Board;
“WestRock Distributable Reserves Proposal”	means the resolution of WestRock Shareholders to approve, subject to Completion, the Smurfit WestRock Distributable Reserves Creation;
“WestRock Equity Award”	means any WestRock Option or WestRock RSU Award;
“WestRock Equity Plan”	means each of the WestRock Company 2020 Incentive Stock Plan, as amended; the WestRock Company Amended and Restated 2016 Incentive Stock Plan; the MeadWestvaco Corporation 2005 Performance Incentive Plan, as amended and restated effective 25 February 2013; the Rock-Tenn Company Amended and Restated 2004 Incentive Stock Plan; the KapStone Paper and Packaging 2016 Incentive Plan; the KapStone Paper and Packaging 2014 Incentive Plan; and the KapStone Paper and Packaging 2006 Incentive Plan, as amended and restated;
“WestRock ESPP”	means WestRock’s Employee Stock Purchase Plan (effective 2 February 2016);
“WestRock Financial Statements”	means the WestRock Annual Financial Statements, the WestRock Q1 Financial Statements and the WestRock H1 Financial Statements;
“WestRock H1 Financial Statements”	means the unaudited, interim consolidated financial statements of WestRock as at and for the three and six months ended 31 March 2024;
“WestRock Material Breach Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“WestRock No Vote Amount”	as defined in the paragraph entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“WestRock Option”	means an outstanding option to purchase WestRock Shares granted under any WestRock Equity Plan;
“WestRock Projections”	means the internal financial analyses and forecasts relating to WestRock’s future performance for the financial years ending 30 September 2023 through 30 September 2028 on a stand-alone basis without giving effect to the Combination prepared by WestRock’s management;
“WestRock Q1 Financial Statements”	means the unaudited, interim consolidated financial statements of WestRock as at and for the three months ended 31 December 2023;

“WestRock RCF”	means the five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion US revolving facility and a $500 million multicurrency revolving facility, included in the WestRock Revolving Credit Agreement;
“WestRock Revolving Credit Agreement”	means the credit agreement WestRock entered into on 7 July 2022 with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent, which included the WestRock RCF;
“WestRock RSU Award”	means an outstanding award of restricted stock units that corresponds to a number of WestRock Shares granted under any WestRock Equity Plan;
“WestRock Shareholder Approval”	means the affirmative vote of the holders of a majority of the outstanding WestRock Shares entitled to vote on the approval and adoption of the Transaction Agreement at the WestRock Special Meeting in favour of adopting such proposal;
“WestRock Shareholder Approval Failure Termination Right”	as defined in the paragraph entitled “Termination of the Transaction Agreement” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular;
“WestRock Shareholders”	means the holders of WestRock Shares from time to time;
“WestRock Shares”	means the shares of WestRock Company’s common stock, with par value $0.01 per share;
“WestRock Special Meeting”	means the meeting of the WestRock Shareholders for the purpose of seeking the WestRock Shareholder Approval, including any postponement or adjournment thereof; and
“WestRock Termination Amount”	as defined in the paragraph entitled “Termination Amounts” in paragraph 4 of Part III (Principal Terms and Conditions of the Combination) of this Circular.

Part XII
Notice of Scheme Meeting

OF
SMURFIT KAPPA GROUP PUBLIC LIMITED COMPANY

THE HIGH COURT, COMMERCIAL, 2024 No. 2024 96 COS

IN THE MATTER OF SMURFIT KAPPA GROUP PUBLIC LIMITED COMPANY

- and -

IN THE MATTER OF THE COMPANIES ACT 2014 OF IRELAND

NOTICE IS HEREBY GIVEN that, by an Order dated 13 May 2024 made in the above matter, the Irish High Court has, in accordance with Section 450 of the Companies Act 2014 of Ireland, as amended (the “Act”), directed that a meeting (the “Scheme Meeting”) be convened of the holders of all ordinary shares of €0.001, other than the holders of Designated Smurfit Kappa Shares (the “Scheme Shares”), in the capital of Smurfit Kappa Group plc (“Smurfit Kappa”) for the purpose of considering and, if thought fit, approving a resolution to approve (with or without modification) a scheme of arrangement pursuant to Chapter 1 of Part 9 of the Act proposed to be made between Smurfit Kappa and the holders of the Scheme Shares (the “Scheme”) and any motion by the chair of the Scheme Meeting (the “Chair”) to adjourn the Scheme Meeting, or any adjournments thereof, to another time and place if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Scheme Meeting to approve the Scheme and that such Scheme Meeting be held in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland on 13 June 2024 at 10:00 a.m., at which place and time all holders of the Scheme Shares are invited to attend and vote; such resolution being in the following terms:

“THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.”

As required by Section 449(1) of the Act, as amended by Section 1087D of the Act, the resolution to approve the Scheme requires the approval at the Scheme Meeting (or any adjournment of such meeting) of the Scheme by Scheme Shareholders representing at least three-fourths (75%) in value of the Scheme Shares, voted at such meeting, either in person or by proxy. The quorum for the Scheme Meeting shall be at least two persons holding or representing by proxy at least one-third in nominal value of the issued shares in Smurfit Kappa. It is anticipated that the Scheme Resolution shall be decided on a poll.

A copy of the Scheme and a copy of the explanatory statement required to be furnished pursuant to Section 452 of the Act are incorporated in the document of which this Notice forms part.

Capitalised terms used in this Notice have the meanings given to them in the Scheme (save as otherwise defined in this Notice).

By the said Order, the Irish High Court has designated Mr. Irial Finan, or, failing him, such director of Smurfit Kappa as the Smurfit Kappa Board may determine to act as Chair of the Scheme Meeting and has directed that such Chair report the result of the Scheme Meeting to the Irish High Court.

Subject to the approval of the resolution to approve the Scheme proposed at the Scheme Meeting convened by this Notice, the approval of the EGM Resolutions to be proposed at the EGM of Smurfit Kappa, in each case convened for 13 June 2024, and the satisfaction or waiver of certain other conditions to the completion of the Scheme, Smurfit Kappa will (subject to the availability of the Irish High Court) apply to the Irish High Court to sanction the Scheme and anticipates that the said application will be heard on 2 July 2024.

YOUR VOTE IS IMPORTANT. IT IS IMPORTANT THAT AS MANY VOTES AS POSSIBLE ARE CAST AT THE SCHEME MEETING (WHETHER IN PERSON OR BY PROXY) SO THAT THE IRISH HIGH COURT CAN BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF ORDINARY SHAREHOLDERS IN THE COURT’S OPINION. TO ENSURE YOUR REPRESENTATION AT THE SCHEME MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY FOR THE SCHEME MEETING AS PROMPTLY AS POSSIBLE IN THE MANNER PROVIDED BELOW. IF YOU ATTEND THE SCHEME MEETING, YOU MAY VOTE EVEN IF YOU HAVE RETURNED A COMPLETED FORM OF PROXY, BUT YOUR VOTE AT THE SCHEME MEETING WILL SUPERSEDE YOUR PREVIOUSLY SUBMITTED PROXY.

Dated: 14 May 2024

By order of the High Court of Ireland

Matheson LLP

70 Sir John Rogerson’s Quay

Dublin 2

Ireland

Irish Legal Counsel for Smurfit Kappa Group plc

Notes to the Notice of Scheme Meeting:

Availability of documents and information in connection with the Scheme Meeting

1.	Information regarding the Scheme Meeting, including the full, unabridged text of the documents and resolution to be submitted to the Scheme Meeting, will be available at: www.smurfitkappa.com/investors/meetings2024.

Appointment of Proxies

2.	The resolution at the Scheme Meeting will be put to a poll.

3.	Any member entitled to attend, speak, ask questions and vote at the Scheme Meeting may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chair or another person, who need not be a member(s) of Smurfit Kappa, as a proxy, by electronic means or in writing, to attend, speak and vote instead of him / her and to vote some or all of their Smurfit Kappa Shares. Appointment of a proxy does not preclude members from attending, speaking and asking questions at the Scheme Meeting should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the Scheme Meeting.

4.	The process for appointing a proxy and/or voting in connection with the resolutions to be proposed at the Scheme Meeting depends on the manner in which you hold your Smurfit Kappa Shares. For Smurfit Kappa Shareholders whose names appear on the Smurfit Kappa Register of Members (i.e. those who hold their Smurfit Kappa Shares directly on the Smurfit Kappa Register of Members and who therefore do not hold their interests in Smurfit Kappa Shares as Belgian Law Rights (“EB Participants”) through the Euroclear Bank SA/NV (“Euroclear Bank”) system (the “EB System”) or as CREST Depository Interests (“CDIs”) through the CREST System (“CREST”)), you may appoint a proxy by completing the enclosed Form of Proxy. To be valid, Forms of Proxy must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certiﬁed copy thereof to Company Registrar of Smurfit Kappa, by post to Computershare Investor Services (Ireland) Limited, P.O. Box 13030, Dublin 24, Ireland in the enclosed reply paid envelope or by hand during normal business hours to Computershare Investor Services (Ireland) Limited, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland by no later than 10:00 a.m. on 11 June 2024.

5.	Holders of CDIs (as defined above) and/or participants of the EB System (as defined above) should carefully review the document titled “Proxy Voting – Important Information”, which is available on the Smurfit Kappa website, www.smurfitkappa.com/investors/meetings2024. Persons holding their interests through the EB System or CREST will need to comply with any additional voting deadlines imposed by the respective service offerings. All relevant persons are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

6.	Smurfit Kappa Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the website of the Company Registrar of Smurfit Kappa at www.eproxyappointment.com, to do this, Smurfit Kappa Shareholders will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy.

7.	Smurfit Kappa Shareholders who do not receive a Form of Proxy by post, or who wish to be sent paper copies of documents relating to the Scheme Meeting, should contact the Company Registrar of Smurfit Kappa (Tel. +353 1 447 5590).

8.	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Smurfit Kappa Register of Members in respect of the joint holding. You may appoint the Chair of the Scheme Meeting or another individual as your proxy.

How to exercise voting rights

9.	In summary, shareholders of Smurfit Kappa have several ways to exercise their right to vote:

(a)	by attending the Scheme Meeting in person;

(b)	by submitting a validly completed proxy form appointing the Chair of the Scheme Meeting or another person as a proxy to vote on their behalf;

(c)	by visiting www.eproxyappointment.com and submitting their proxy details online; to do this, Smurfit Kappa Shareholders will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy;

(d)	via the Broadridge global proxy voting service if you hold CDIs via CREST;

(e)	EB Participants may send electronic voting instructions to Euroclear Bank via SWIFT or EasyWay corporate actions; or

(f)	EB Participants may send a proxy voting instruction to Euroclear Bank to appoint a third party (i.e., other than Euroclear Nominees Limited or the Chair of the Scheme Meeting) to attend and vote at the Scheme Meeting.

Record Date

10.	The record date for the Scheme Meeting shall be 6:00 p.m. on 9 June 2024. A person must be entered on the Smurfit Kappa Register of Members by such time on such record date in order to exercise the right of a member to participate and vote at the Scheme Meeting and any change to an entry on the Smurfit Kappa Register of Members after the record date shall be disregarded in determining the right of any person to attend and vote at the Scheme Meeting.

Further Information

11.	During the Scheme Meeting, should Smurfit Kappa Shareholders (or their duly appointed proxies) attend in person, they may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chair of the Scheme Meeting.

Part XIII
Notice of Extraordinary General Meeting
OF
SMURFIT KAPPA GROUP PUBLIC LIMITED COMPANY

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Smurfit Kappa Group plc (“Smurfit Kappa”) will be held in the Minerva Suite, RDS, Merrion Road, Ballsbridge, Dublin 4, D04 AK83, Ireland on 13 June 2024 at 10:15 a.m. (or, if later, as soon thereafter as the Scheme Meeting shall have been concluded or adjourned) for the following purposes:

For the holders of Smurfit Kappa Shares to consider, and if thought fit, to pass the resolutions 1 to 5 below:

1.	Ordinary Resolution: Approval of the Combination

“That, subject to and conditional on the passing of Resolution 2 set out in this Notice, the proposed recommended combination between Smurfit Kappa and WestRock Company on the terms, and subject to the conditions, of the Transaction Agreement (as defined in the Circular of Smurfit Kappa to its shareholders dated 14 May 2024 (the “Circular”)) including any ancillary or associated agreements contemplated by the Transaction Agreement and/or described in the Circular (the “Combination”), which constitutes a reverse takeover for the purpose of the Listing Rules, be and is hereby approved and the Smurfit Kappa Board (or any duly authorised committee thereof), be and is hereby authorised:

(a)	to do or procure to be done all such acts and things on behalf of Smurfit Kappa and any of its subsidiaries as the Smurfit Kappa Board (or any duly authorised committee thereof) consider necessary, desirable or expedient to implement, or otherwise in connection with, the Combination; and

(b)	to agree such modifications, variations, revisions, waivers, extensions, additions or amendments to any of the terms and conditions of the Combination and/or to any documents relating to it, as the Smurfit Kappa Board (or any duly authorised committee thereof) may in its absolute discretion think fit, provided such modifications, variations, revisions, waivers, extensions, additions or amendments are not of a material nature”.

2.	Ordinary Resolution: Approval of the Scheme

“That, subject to the approval of the Scheme by the requisite majority at the Scheme Meeting, the Scheme (a copy of which has been produced to this meeting and for the purposes of identification signed by the Chair thereof) in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the Irish High Court, be and is hereby approved and the Smurfit Kappa Board be and is hereby authorised to take all such actions as it (or any duly authorised committee thereof) consider necessary or appropriate for carrying the Scheme into effect”.

3.	Special Resolution: Approval of the LSE Listing Change

“That, subject to and conditional upon the passing of Resolutions 1 and 2 set out in this Notice, the cancellation of the listing of the Smurfit Kappa Shares on the premium listing segment of the Official List of the FCA (or, if the FCA’s proposed new Listing Rules (as proposed under Consultation Paper CP23/31 published by the FCA in December 2023 and subsequently set out in the Draft UK Listing Rules Instrument 2024 published by the FCA in March 2024, and which, at the date of this Notice, are in draft form for consultation purposes) (the “Draft New UK Listing Rules”) have come into force and Smurfit Kappa is transferred to a new listing category thereunder prior to Completion, the relevant listing category at the time), the cancellation of the trading of the Smurfit Kappa Shares on the LSE’s main market for listed securities, and the listing of Smurfit WestRock Shares on the standard listing segment of the Official List of the FCA (or, if the Draft New UK Listing Rules have come into force prior to Completion, the new Equity Shares (International Commercial Companies Secondary Listing) category or any other relevant listing category at the time) and admission to trading on the LSE’s main market for listed securities be and are hereby approved and the Smurfit Kappa Board be and are hereby authorised:

(a)	to cause such cancellation of the listing of, and trading in, Smurfit Kappa Shares and the listing of, and trading in Smurfit WestRock Shares to be effected; and

(b)	to do and/or procure to be done all such acts or things as the Smurfit Kappa Board consider necessary or desirable in connection therewith”.

4.	Special Resolution: Approval of Amendment to Smurfit Kappa Articles of Association

“That, subject to the Scheme becoming effective, the Articles of Association of Smurfit Kappa be amended by adding the following new Article 133:

133.      Scheme of Arrangement

133.1	In these Articles, the “scheme” or the “scheme of arrangement” means the scheme of arrangement dated 14 May 2024 between the Company and the holders of the scheme shares (which comprise the Ordinary Shares that are transferred under the scheme, referred to as the “Scheme Shares”) under Chapter 1 of Part 9 of the Act in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court of Ireland in the scheme and (if not so defined) in the document containing the explanatory statement and expressions defined in the scheme and (if not so defined) in the document containing the explanatory statement circulated with the scheme under Section 452 of the Act shall have the same meanings in this Article 133.

133.2	Notwithstanding any other provision of these Articles, if the Company allots or issues any Ordinary Shares (other than to Smurfit WestRock Limited (“Smurfit WestRock”) and/or its nominee(s)) on or after the Voting Record Time (as defined in the scheme) and prior to the Scheme Record Time (as defined in the scheme), such shares shall be allotted and issued subject to the terms of the scheme and the holder or holders of those shares shall be bound by the scheme accordingly.

133.3	Notwithstanding any other provision of these Articles, if any Ordinary Shares are allotted or issued to any person (a “new member”) (other than to Smurfit WestRock and / or its nominee(s)) at any time after the Scheme Record Time, the new member shall, provided that the scheme has become effective, have such shares (the “Post-Scheme Shares”) transferred immediately, free of all encumbrances, to Smurfit WestRock and / or its nominee(s) as Smurfit WestRock and / or its nominee(s) may direct in consideration of and conditional on the allotment and issue by Smurfit WestRock to the new member of the ordinary shares in Smurfit WestRock (the “Consideration Shares”) to which the new member would have been entitled under the terms of the scheme had each Post-Scheme Share transferred to Smurfit WestRock and / or its nominee(s) hereunder been a Scheme Share at the Scheme Record Time, provided that if any new member has a registered address in a jurisdiction outside Ireland and Smurfit WestRock is advised or reasonably believes that the allotment and / or issue of the Consideration Shares to that new member would or may infringe the laws of such jurisdiction or would or may require Smurfit WestRock to observe any governmental or other consent or any registration, filing or other formality with which Smurfit WestRock is unable to comply or which either the Company or Smurfit WestRock believes is unduly onerous to comply with, Smurfit WestRock may, in its sole discretion, determine that the Consideration Shares shall not be allotted and / or issued to such new member but shall instead be allotted and issued to a nominee appointed by Smurfit WestRock to act on behalf of and for the benefit of such new member on terms that the nominee shall, as soon as practicable following the allotment and issue of the Consideration Shares, sell in the open market the Consideration Shares so allotted and issued and procure the despatch to such new member of a cheque in accordance with paragraph (133.8) of this Article 133.

133.4	Ordinary shares in Smurfit WestRock allotted and issued pursuant to this Article 133 shall:

(i)	be issued as fully paid, shall be free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights and other interests of any nature whatsoever;

(ii)	rank equally in all respects with all other fully paid ordinary Smurfit WestRock shares in issue on the date the ordinary Smurfit WestRock shares allotted and issued pursuant to this Article 133 are so allotted and issued; and

(iii)	be entitled to all dividends and other distributions declared, paid or made by Smurfit WestRock by reference to a record date on or after the date the Smurfit WestRock ordinary shares allotted and issued pursuant to this Article 133 are so allotted and issued.

133.5	On any reorganisation of, or material alteration to, the share capital of the Company or Smurfit WestRock (including, without limitation, any subdivision and / or consolidation), the value of the consideration per Post-Scheme Share under paragraph 133.3 above shall be adjusted by the Company and Smurfit WestRock in such manner as the auditors of the Company or an independent investment bank selected by the Company and Smurfit WestRock may determine to be fair and reasonable to reflect such reorganisation or alteration. References in this Article to shares shall, following such adjustment, be construed accordingly.

133.6	Fractions of Consideration Shares will not be issued or transferred to new members pursuant to this Article 133. Instead, fractional shares will be aggregated and sold in the open market by an exchange agent appointed by Smurfit WestRock and reasonably acceptable to the Company, with the net proceeds of any such sale distributed in cash pro rata to the shareholders of the Company whose fractional entitlements have been sold.

133.7	In order to give effect to any sale or transfer required by this Article 133, the Company may appoint any person to act, and who shall be authorised, as attorney or agent for any new member, without the need for any further action being required to give effect thereto, to:

(i)	execute and deliver as transferor a form of transfer or other instrument or instruction of transfer in favour of Smurfit WestRock and / or its nominee(s);

(ii)	give a good receipt in respect of consideration received in respect of any such sale or transfer; and

(iii)	give such instructions and to do all other things which he or she may consider necessary or expedient in connection with such sale or transfer,

on behalf of the new member and every form, instrument, or instruction executed or delivered or other such thing done so shall be as effective as if it has been executed, delivered or done by the new member to which such form, instrument, instruction, or thing relates. Pending the registration of Smurfit WestRock and / or its nominee(s) as a holder of any share to be transferred under this Article 133, the new member shall not be entitled to exercise any rights attaching to any such share unless so agreed by Smurfit WestRock and Smurfit WestRock shall be irrevocably empowered to appoint a person nominated by Smurfit WestRock to act as attorney or agent on behalf of any holder of that share in accordance with any directions Smurfit WestRock may give in relation to any dealings with or disposal of that share (or any interest in it), the exercise of any rights attached to it or receipt of any distribution or other benefit accruing or payable in respect of it, and any holder(s) of that share must exercise all rights attaching to it in accordance with the directions of Smurfit WestRock. The Company shall not be obliged to issue a certificate to the new member for any such share.

133.8	Any sale of Consideration Shares effected pursuant to this Article 133 shall be at the then prevailing market price and Smurfit WestRock shall, as soon as practicable after such sale, procure the despatch to each person entitled thereto a cheque in respect of the net proceeds of such sale (after the deduction of all expenses and commissions), and rounded down to the nearest cent. All despatches of cheques pursuant to this Article 133 shall be effected by sending each cheque by first class post / mail (or international standard post / mail, if overseas) in pre-paid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the register of members of the Company at the date of issuing the cheque or, in the case of joint holders, at the address of the joint holder whose name stands first in such register in respect of such joint holding at the date of issuing the cheque. None of Smurfit WestRock, the Company or any person or nominee appointed by Smurfit WestRock or their respective agents shall be responsible for any loss or delay in transition or delivery of any cheque sent in accordance with this Article 133 which shall be sent entirely at the risk of the persons entitled thereto. All cheques drawn in accordance with this Article 133 shall be in US dollars drawn on a US clearing bank and shall be made payable to the persons respectively entitled to the moneys represented thereby (except that, in the case of joint holders, Smurfit WestRock reserves the right to make such cheques payable to that one of the joint holders whose name stands first in the register of members of the Company in respect of such joint holding), and the despatch of any such cheque shall be a complete discharge of Smurfit WestRock’s obligations to pay the monies represented thereby.

133.9	In the absence of bad faith or wilful default, none of Smurfit WestRock, the Company, any person or nominee appointed by Smurfit WestRock, the Company or their respective agents shall have any liability for any loss or damage arising as a result of sale or transfer (including as a result of the timing or terms of such sale or transfer) or any instrument of transfer executed and / or delivered or any other thing done for or on behalf of any new member or otherwise pursuant to this Article 133.

133.10	Notwithstanding any other provisions of these Articles, both the Company and the Directors shall refuse to register the transfer of any shares effected between the Scheme Record Time and the Effective Time (other than to Smurfit WestRock and / or its nominee pursuant to the scheme).

133.11	Notwithstanding any other provision of these Articles, both the Company and the Directors may refuse to register the transfer of any shares other than as provided by this Article 133 and the scheme”.

5.	Non-Binding Advisory Resolution: Approval of the Share Capital Reduction of Smurfit WestRock

“That, the entire amount (or such lesser amount as the directors of Smurfit WestRock may determine) standing to the credit of Smurfit WestRock’s share premium account resulting from the issuance of the Scheme Consideration pursuant to the mandatory share exchange arrangement (as provided for under the Scheme) and the Share Consideration pursuant to the Merger (or the amounts credited to Smurfit WestRock’s share premium account upon the capitalisation of any merger reserve or like reserve resulting from the issuance of the Scheme Consideration and the Share Consideration pursuant to the Merger) be cancelled and extinguished such that the reserve resulting from such cancellation be treated as profits available for distribution”.

Capitalised terms used, but not defined, in this Notice shall bear the meanings given to those terms in Part XI (Definitions) of this Circular of which the Notice forms part.

By order of the board of directors of Smurfit Kappa Group plc

Gillian Carson-Callan
Group Company Secretary

Registered Office:
Beech Hill
Clonskeagh
Dublin 4
D04 N2R2
Ireland

14 May 2024

Notes to the Notice of Extraordinary General Meeting:

Availability of documents and information in connection with the EGM

1.	Information regarding the EGM, including the full, unabridged text of the documents and resolutions to be submitted to the EGM, will be available at: www.smurfitkappa.com/investors/meetings2024.

Appointment of Proxies

2.	All resolutions at the EGM will be put to a poll.

3.	Any member entitled to attend, speak, ask questions and vote at the EGM may exercise his or her right to vote by appointing one or more proxies. A member may appoint the Chair or another person, who need not be a member(s) of Smurfit Kappa, as a proxy, by electronic means or in writing, to attend, speak and vote instead of him / her and to vote some or all of their Smurfit Kappa Shares. Appointment of a proxy does not preclude members from attending, speaking and asking questions at the EGM should they subsequently wish to do so. Please note that proxies may be required to provide identification to attend the EGM.

4.	The process for appointing a proxy and/or voting in connection with the resolutions to be proposed at the EGM depends on the manner in which you hold your Smurfit Kappa Shares. For Smurfit Kappa Shareholders whose names appear on the Smurfit Kappa Register of Members (i.e. those who hold their Smurfit Kappa Shares directly on the Smurfit Kappa Register of Members and who therefore do not hold their interests in Smurfit Kappa Shares as Belgian Law Rights (“EB Participants”) through the Euroclear Bank SA/NV (“Euroclear Bank”) system (the “EB System”) or as CREST Depository Interests (“CDIs”) through the CREST System (“CREST”)), you may appoint a proxy by completing the enclosed Form of Proxy. To be valid, Forms of Proxy must be delivered in writing, together with any power of attorney or other authority under which it is signed or a certified copy thereof to the Company Registrar of Smurfit Kappa, by post to Computershare Investor Services (Ireland) Limited, P.O. Box 13030, Dublin 24, Ireland in the enclosed reply paid envelope or by hand during normal business hours to Computershare Investor Services (Ireland) Limited, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland by no later than 10:15 a.m. on 11 June 2024.

5.	Holders of CDIs and/or participants of the EB System should carefully review the document titled “Proxy Voting – Important Information”, which is available on the Smurfit Kappa website, www.smurfitkappa.com/investors/meetings2024. Persons holding their interests through the EB System or CREST will need to comply with any additional voting deadlines imposed by the respective service offerings. All relevant persons are recommended to consult with their stockbroker or other intermediary at the earliest opportunity.

6.	Smurfit Kappa Shareholders who wish to submit proxies by electronic means may do so up to the same deadline by accessing the website of the Company Registrar of Smurfit Kappa at www.eproxyappointment.com.

7.	Smurfit Kappa Shareholders who do not receive a Form of Proxy by post, or who wish to be sent paper copies of documents relating to the EGM, should contact the Company Registrar of Smurfit Kappa (Tel. +353 1 447 5590).

8.	In the case of joint holders, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand on the Smurfit Kappa Register of Members in respect of the joint holding. You may appoint the Chair of the EGM or another individual as your proxy.

How to exercise voting rights

9.	In summary, shareholders of Smurfit Kappa have several ways to exercise their right to vote:

(a)	by attending the EGM in person;

(b)	by submitting a validly completed proxy form appointing the Chair of the EGM or another person as a proxy to vote on their behalf;

(c)	by visiting www.eproxyappointment.com and submitting their proxy details online; to do this, Smurfit Kappa Shareholders will need their shareholder reference number (SRN), control number and PIN, all of which can be found on their Form of Proxy;

(d)	via the Broadridge global proxy voting service if you hold CDIs via CREST;

(e)	EB Participants may send electronic voting instructions to Euroclear Bank via SWIFT or EasyWay corporate actions; or

(f)	EB Participants may send a proxy voting instruction to Euroclear Bank to appoint a third party (i.e., other than Euroclear Nominees Limited or the Chair of the EGM) to attend and vote at the EGM.

Record Date

10.	The record date for the EGM shall be 6:00 p.m. on 9 June 2024. A person must be entered on the Smurfit Kappa Register of Members by such time on such record date in order to exercise the right of a member to participate and vote at the EGM and any change to an entry on the Smurfit Kappa Register of Members after the record date shall be disregarded in determining the right of any person to attend and vote at the EGM.

Tabling Agenda Items

11.	Pursuant to Section 1104(1)(b) of the Act and subject to any contrary provision in company law, Smurfit Kappa Shareholders holding at least 3% of the Smurfit Kappa’s issued share capital representing at least 3% of the voting rights of all the members who have a right to vote at the EGM, have the right to table a draft resolution for inclusion on the agenda of the EGM, provided that the text of the resolution shall have been submitted as required by the Articles of Association and in time for Smurfit Kappa to comply with the applicable notice requirements in Sections 181, 191, 1098 and 1103 of the Act.

12.	Pursuant to Section 1107 of the Act, Smurfit Kappa Shareholders have a right to ask questions related to items on the EGM agenda and to have such questions answered by Smurfit Kappa subject to any reasonable measures Smurfit Kappa may take to ensure the identification of Smurfit Kappa Shareholders. Smurfit Kappa Shareholders may submit questions in writing in advance of the EGM, to be received at least two Business Days before the EGM by post to the Group Company Secretary, Smurfit Kappa Group plc, Beech Hill, Clonskeagh, Dublin 4, D04 N2R2, Ireland or by email to egm@smurfitkappa.com. All correspondence should include sufficient information to identify a Smurfit Kappa Shareholder on the Smurfit Kappa Register of Members, for example, an IVC number, which is an 11 digit unique identifier printed on the enclosed Form of Proxy. An answer is not required if (a) an answer has already been given on Smurfit Kappa’s website; or (b) it would interfere unduly with preparation for the EGM or the confidentiality or business interests of Smurfit Kappa; or (c) it appears to the Chair that it is undesirable in the interests of good order of the EGM that the question be answered.

Further Information

13.	During the EGM, should Smurfit Kappa Shareholders (or their duly appointed proxies) attend in person, they may not use cameras, smart phones or other audio, video or electronic recording devices, unless expressly authorised by the Chair of the EGM.

14.	The ISIN for the Smurfit Kappa Shares is IE00B1RR8406.

15.	The unique identifier code of the EGM for the purposes of Commission Implementing Regulation (EU) 2018/1212 will shortly be available at www.smurfitkappa.com/investors/meetings2024.

Part XIV
PROFIT FORECASTS NO LONGER VALID

In connection with the WestRock Board’s evaluation of strategic alternatives, including the continued execution of WestRock’s strategy as a stand-alone public company or the possible sale of WestRock to, or combination of WestRock with, a third party, including pursuant to the Combination, its management prepared certain internal financial analyses and forecasts relating to WestRock’s future performance for the financial years ending 30 September 2023 through 30 September 2028 on a stand-alone basis without giving effect to the Combination (the “WestRock Projections”). In addition, at the direction of WestRock, each of Evercore and Lazard, WestRock’s financial advisers, calculated, solely based on the WestRock Projections, unlevered free cash flows of WestRock, as set forth below (the “Calculated UFCF Estimates Regarding WestRock”, and together with the WestRock Projections, the “Projected Information Regarding WestRock”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses. The Projected Information Regarding WestRock was provided to the WestRock Board in connection with its evaluation of the Combination. The Projected Information Regarding WestRock was provided to each of Evercore and Lazard and approved by WestRock for their use and reliance in connection with Evercore’s and Lazard’s respective financial analyses and the rendering of their respective opinions to the WestRock Board, as described below. The WestRock Projections were also shared with Smurfit Kappa in connection with its evaluation of the Combination. The Calculated UFCF Estimates Regarding WestRock were not shared with Smurfit Kappa.

Moreover, in connection with the proposed Combination, WestRock requested that Smurfit Kappa’s management provide certain financial forecasts relating to Smurfit Kappa. In response to this request, Smurfit Kappa’s management prepared certain internal financial analyses and forecasts relating to Smurfit Kappa’s future performance for the financial years ending 31 December 2023 through 31 December 2027 on a stand-alone basis without giving effect to the Combination (the “Smurfit Kappa Projections”). In addition, at the direction of WestRock, each of Evercore and Lazard calculated, based on the Smurfit Kappa Projections and assumptions provided by WestRock, unlevered free cash flows regarding Smurfit Kappa, as set forth below (the “Calculated UFCF Estimates Regarding Smurfit Kappa”, and together with the Smurfit Kappa Projections, the “Projected Information Regarding Smurfit Kappa”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses, as described below. The Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa were provided to the WestRock Board in connection with its evaluation of the Combination and the Smurfit Kappa Projections were provided to each of Evercore and Lazard and approved by WestRock for their use and reliance in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board. The Calculated UFCF Estimates Regarding Smurfit Kappa were not shared with Smurfit Kappa.

The Projected Information Regarding Smurfit Kappa, together with the Projected Information Regarding WestRock, are referred to as the “Projections”. The Projections, together with certain assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections, were disclosed in the US Proxy Statement and the US Registration Statement, as set forth below. The requirement for the Projections and the assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections to be included within the US Registration Statement and the US Proxy Statement arose in connection with certain opinions produced by each of Evercore and Lazard on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. As part of that disclosure, WestRock was required to disclose the Projections and the assumptions underlying each of the WestRock Projections and the Smurfit Kappa Projections in the US Registration Statement and the US Proxy Statement.

Set out below are the Projected Information Regarding WestRock and certain assumptions underlying the WestRock Projections, as included in the US Registration Statement and the US Proxy Statement.

“Certain Underlying Assumptions

The WestRock Projections reflect numerous assumptions and estimates as to future events made by WestRock management using information available at the time, including information from both public and non-public sources. Key assumptions to the WestRock Projections include pricing outlooks for WestRock products; volume; and costs of raw materials, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics. In preparing the WestRock Projections, WestRock management applied, among other things, assumptions relating to the following inputs:

Sales. The projected sales reflected in the WestRock Projections are based on expected pricing and volumes.

•	Pricing. The WestRock Projections reflect forecasts of future pricing trends in third-party, publicly available industry sources (which were not commissioned by either WestRock or Smurfit Kappa). WestRock applied these third-party forecasts in pricing trends for each category of WestRock’s domestic and export containerboard and paperboard products, taking into account the phase-in of price changes, including due to contractual agreements at fixed prices, delayed implementation or other price adjustment mechanisms.

•	Volumes. The volume assumptions used in the WestRock Projections reflect WestRock’s historical volumes, adjusted using WestRock management’s estimates of WestRock’s capacity and downtimes and, for global paper, corrugated packaging and consumer packaging during periods in the WestRock Projections after fiscal year 2024, forecasts of future industry-wide capacity growth and downtimes from third-party, publicly available industry sources (which were not commissioned by either WestRock or Smurfit Kappa). The compound annual volume growth rate implied by such forecasts for 2023 through 2028 was 2.4% for Global Paper, 1.7% for Corrugated Packaging, 2.9% for Consumer Packaging and 6.8% for Distribution.

WestRock’s ability to achieve the sales reflected in the WestRock Projections are subject to the factors that influence the pricing and volume for WestRock’s business.

Prices for WestRock’s products are driven by many factors, including macroeconomic conditions, demand for its products and competitive conditions in the industries that WestRock serves, and WestRock has little influence over the timing and extent of price changes. For example, the cyclical nature of the packaging industry has historically led to periods of overcapacity where, at times, supply significantly outpaces demand, thereby creating downward pressure on prices for paperboard and containerboard. As a result, in some instances, there are stretches of excess capacity which lead to significant price cuts in paperboard and containerboard and downtime. However, at other times, supply tends to lag behind demand causing tightened supply, leading to increased prices. In addition, many of WestRock’s customer contracts include price adjustment provisions based upon published indices for containerboard and paperboard that contribute to the setting of selling prices for some of WestRock’s products. Changes in how these indices are determined or maintained, or other indices are established or maintained, could adversely impact the selling prices for these products.

Volumes tend to fluctuate due to macroeconomic conditions, supply and demand dynamics in the markets WestRock serves, and due to company and customer specific issues. Demand for corrugated containers and containerboard is primarily driven by the need for (i) packaging products for the transportation of a diverse range of consumer and industrial goods, such as processed and fresh food, agricultural products, beverages, industrial and consumer electronics, chemicals and pharmaceuticals, and (ii) higher value added corrugated products such as those featuring enhanced graphics used for point of sale displays and consumer and shelf-ready packaging. In general, demand for corrugated containers and containerboard is directionally correlated with levels of industrial production, and is impacted by the trends affecting the choice of medium (paper, plastic, wood) used in the packaging of these products. Demand for consumer packaging and paperboard is primarily driven by the need for packaging products for (i) food and beverages, including dairy and confectionery products, paper, health and beauty and other household consumer, commercial and industrial products, primarily for retail sale, (ii) express mail packages for the overnight courier industry, as well as rigid packaging and other printed packaging products, such as transaction cards (e.g., credit, debit, etc.) and brochures, (iii) plant stakes for the horticultural market and (iv) over-the-counter and prescription drugs. Demand for packaging products has historically been closely correlated to general economic growth and activity. Increased levels of economic growth and activity typically result in higher per capita use of packaging materials, both with respect to transportation of goods and consumer presentation. In addition, consumer spending patterns and preferences play a significant role in demand for paper-based packaging. For example, recent years have seen an acceleration in changing consumer preferences, particularly around e-commerce penetration and heightened awareness of the impact of packaging on the environment.

Cost Inflation. WestRock management applied assumptions regarding future inflation in each category of costs, including energy/chemicals, fiber, freight, labor/wage and other SG&A costs, over the period covered by the WestRock Projections, derived from third-party, publicly available macroeconomic indices and forecasts (which were not commissioned by WestRock or Smurfit Kappa) and internal estimates.

Productivity Improvements. The WestRock Projections reflect WestRock’s continued execution of cost savings initiatives as well as its business systems transformation project, and forecasted cost efficiencies resulting from such initiatives and investments beginning in fiscal year 2024.

Impact of Announced Events. The WestRock Projections reflect the impact of the closures of WestRock’s Tacoma, WA and North Charleston, SC containerboard mills announced in 2023 and the consummation of the sale of WestRock’s ownership interest in RTS Packaging, LLC and WestRock’s Chattanooga, TN uncoated recycled paperboard mill.

To generate the estimates for all six fiscal years included in the WestRock Projections, WestRock management applied its assumptions, including the assumptions described above, to WestRock’s historical results and metrics.

Leading up to the production of the WestRock Projections and the approval by the WestRock Board of their use and reliance by Evercore and Lazard in the preparation of their financial analyses, and of their provision to Smurfit Kappa, WestRock management prepared various drafts of the WestRock Projections. The WestRock Projections were revised at various points during that period, including in June 2023 and in August 2023, due to the passage of time and the availability of additional periods of WestRock’s actual financial results, transactions (or planned transactions) publicly announced by WestRock during that period, and changes during that period in market-based assumptions relating to pricing, volumes and macroeconomic outlook. See the section of the proxy statement/prospectus entitled “The Combination — Background of the Combination.”

WestRock Projections

The following is a summary of the WestRock Projections.

	Fiscal year ending September 30,
($ amounts in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Sales	$20,386	$20,037	$21,165	$21,914	$22,109	$22,444
Consolidated Adjusted EBITDA(1)(2)	$2,931	$3,023	$3,561	$4,024	$3,909	$3,918
Capital Expenditures	$1,050	$1,533	$1,851	$1,806	$1,689	$1,706

(1)	Consolidated Adjusted EBITDA is a non-GAAP measure, and it is not intended to represent, or to be used, as a substitute for net (loss) income attributable to common stockholders as a measure of operating performance. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects impact of non-cash pension expense/income and stock-based compensation expense.

At the direction of WestRock, each of Evercore and Lazard calculated, solely based on the WestRock Projections, unlevered free cash flows of WestRock as set forth below (the “Calculated UFCF Estimates Regarding WestRock”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses (see the section of the proxy statement/prospectus entitled “The Combination—Opinion of WestRock’s Financial Advisors”). Differences between the unlevered free cash flows as calculated by each of Evercore and Lazard were primarily due to (i) valuation date assumed (Lazard based on 6/30/2023 thus considering unlevered free cash flows beginning 7/1/2023; Evercore based on 12/31/2023 thus considering unlevered free cash flows beginning 1/1/2024) and (ii) different treatment of certain cash flow items in fiscal years 2024 through 2028.

	Fiscal year ending September 30,
($ amounts in millions)	2023E		2024E		2025E	2026E	2027E	2028E
Unlevered Free Cash Flow (Evercore)(1)			$881	(2)	$774	$1,266	$1,389	$1,401
Unlevered Free Cash Flow (Lazard)	$535	(3)	$822		$733	$1,246	$1,387	$1,398

(1)	Unlevered Free Cash Flow is a non-GAAP measure, and is not intended to represent, or to be used, as a substitute for net cash provided by operating activities as a measure of liquidity. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects last nine months of fiscal year 2024 only.

(3)	Reflects last three months of fiscal year 2023 only.”

Set out below are the Projected Information Regarding Smurfit Kappa and certain assumptions underlying the Smurfit Kappa Projections, as included in the US Registration Statement and the US Proxy Statement.

“Certain Underlying Assumptions

The Smurfit Kappa Projections reflect numerous assumptions and estimates as to future events made by Smurfit Kappa management using information available at the time, including information from both public and non-public sources. Key assumptions to the Smurfit Kappa Projections include pricing outlooks for Smurfit Kappa products; volume; development and demand; costs of raw materials; other costs that affect operations, such as energy, labor and administration, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics; and the impacts of internal actions to try to reduce costs. See the section of the proxy statement/prospectus entitled “The Combination — Background of the Combination.” In particular, the Smurfit Kappa Projections were an aggregation of Smurfit Kappa management’s estimates for Smurfit Kappa’s major business units, each of which were modelled individually, with consideration for the vertically integrated nature of Smurfit Kappa’s mill and converting businesses. The 2023 estimates included in the Smurfit Kappa Projections (the “Base Year Estimates”) reflected Smurfit Kappa’s historical financial results for the half-year period ended June 30, 2023 and Smurfit Kappa management’s most up-to-date forecast of results for the remainder of 2023 available at the time, which forecast was the aggregated forecast from the individual business units in each of the 36 countries in which Smurfit Kappa operated.

To generate the estimates for the years 2024 through 2027 included in the Smurfit Kappa Projections, Smurfit Kappa management applied assumptions relative to the Base Year Estimates regarding volumes, pricing and costs. Assumptions regarding volumes were derived from third-party forecasts of economic growth (in particular, gross domestic product (“GDP”) growth), which forecasts were not commissioned by either Smurfit Kappa or WestRock, for the years 2024 through 2027 in the regions and countries in which Smurfit Kappa operates, with such forecasts generating forecasted demand for converted products. The compounded annual volume growth rate implied by such third-party forecasts for 2023 through 2027 was 2.0% for Europe and 2.3% for the Americas. Pricing assumptions with respect to the years 2024 through 2027 were set by Smurfit Kappa management, and derived from the prices used in the Base Year Estimates, with adjustments made depending on Smurfit Kappa management’s assumptions regarding possible pricing cycles and long-term average pricing, including that pricing tends to be driven by a combination of demand factors, with positive growth as a factor in increased pricing, and supply factors, with increases in raw material prices such as recovered fiber prices tending to drive increased paper pricing and, ultimately, increased converted product prices. Because the prices for Smurfit Kappa’s products are determined either through a series of index-based contractual clauses or through direct negotiation, and both the timing and quantum of price adjustments vary from customer to customer, the revenue estimates for the years 2024 through 2027 included in the Smurfit Kappa Projections reflect a range of product- and customer-specific pricing assumptions. Specific pricing assumptions used by Smurfit Kappa management were benchmarked against third-party forecast pricing sources, which were generally available for the years 2024 through 2027 and were not commissioned by either Smurfit Kappa or WestRock. Cost assumptions were based on assumptions regarding commodity price movements, such as price movements for recovered fiber and energy, which were estimated based on third-party industry sources, as well as on inflation forecasts derived from published third-party economic forecasts. Such third-party pricing and economic forecasts were generally available for the years 2024 through 2027 and were not commissioned by either Smurfit Kappa or WestRock. In addition to the foregoing general assumptions regarding volumes, prices and costs, the Smurfit Kappa Projections also reflect the impact of management decisions regarding regular cost take-out initiatives and the impact of strategic investments.

Smurfit Kappa Projections

The following is a summary of the Smurfit Kappa Projections.

	Fiscal year ending December 31,
(€ amounts in millions)	2023E		2024E		2025E	2026E	2027E
Sales	€11,543		€11,825		€13,490	€14,325	€14,706
Consolidated Adjusted EBITDA (as provided – IFRS EU Basis)(1)	€2,039		€1,825		€2,188	€2,443	€2,476
Capital Expenditures (as provided – IFRS EU basis)(2)	€1,050	(2)	€825	(2)	€886	€758	€700

(1)	Consolidated Adjusted EBITDA is a non-IFRS measure, and is not intended to represent, or to be used, as a substitute for net income (loss) as a measure of operating performance. Other companies may calculate this non-IFRS measure differently than Smurfit Kappa, which limits comparability between companies.

(2)	Includes capital expenditure creditors adjustment of (€39 million) in 2023 and €20 million in 2024.

Calculated UFCF Estimates Regarding Smurfit Kappa

At the direction of WestRock, each of Evercore and Lazard calculated, based on the Smurfit Kappa Projections and assumptions provided by WestRock, unlevered free cash flows regarding Smurfit Kappa as set forth below (the “Calculated UFCF Estimates Regarding Smurfit Kappa”), which were approved in each case by WestRock for reliance upon and use by each of Evercore and Lazard in connection with their respective financial analyses and the rendering of their respective opinions to the WestRock Board and in performing the related financial analyses. The Calculated UFCF Estimates Regarding Smurfit Kappa were not shared with Smurfit Kappa.

Differences between the unlevered free cash flows as calculated by each of Evercore and Lazard were primarily due to (i) the valuation date assumed (Lazard based on 6/30/2023, thus considering unlevered free cash flows beginning 7/1/2023; Evercore based on 12/31/2023, thus considering unlevered free cash flows beginning 1/1/2024); (ii) the unlevered tax rate utilized, with Evercore assuming a higher implied tax rate in all years; (iii) the difference related to treatment of IFRS to GAAP conversions; and (iv) the different treatment of certain cash flow items in fiscal year 2024.

	Fiscal year ending December 31,
(€ amounts in millions)	2023E		2024E	2025E	2026E	2027E
Unlevered Free Cash Flows (Evercore)(1)			€725	€653	€1,023	€1,210
Unlevered Free Cash Flows (Lazard)	€503	(2)	€807	€744	€1,142	€1,332

(1)	Unlevered Free Cash Flow is a non-GAAP measure, and is not intended to represent, or to be used, as a substitute for net cash provided by operating activities as a measure of liquidity. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

(2)	Reflects last six months of fiscal year 2023 only.”

The Projected Information Regarding WestRock

The Projected Information Regarding WestRock is no longer valid

Smurfit Kappa considers that the Projected Information Regarding WestRock is no longer valid.

Purpose of preparation of the Projected Information Regarding WestRock

As set out in the US Registration Statement and the US Proxy Statement, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock “were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because such information was provided by WestRock to the WestRock Board, Evercore, and Lazard and (in the case of the WestRock Projections) Smurfit Kappa, and used in the process leading to the execution of the Transaction Agreement” and “were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, GAAP (and do not include footnote disclosures as may be required by GAAP) or IFRS EU”.

The WestRock Projections and Calculated UFCF Estimates Regarding WestRock represent internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Combination and were not prepared or published with any intention of guiding WestRock Shareholders as to the future performance of WestRock. However, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock were required to be included in the US Registration Statement and the US Proxy Statement as they were taken into account in the preparation of the opinions delivered by WestRock’s financial advisers on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. In addition, the US Registration Statement and the US Proxy Statement make it clear that the WestRock Projections and Calculated UFCF Estimates Regarding WestRock should not be regarded as an accurate prediction of future results: “The inclusion of this information should not be regarded as an indication that Smurfit WestRock, Smurfit Kappa, WestRock, Evercore, Lazard, their respective representatives or any recipient of this information considered, or now considers, the WestRock Projections or Calculated UFCF Estimates Regarding WestRock to be material information of Smurfit WestRock, Smurfit Kappa or WestRock or necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such”.

Basis of preparation of the Projected Information Regarding WestRock

As set out in the US Registration Statement and the US Proxy Statement, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock “do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Combination, including any potential synergies in connection therewith” and “do not take into account all the possible financial and other effects on WestRock of the Combination, the effect on WestRock of any business or strategic decision or action that has been or will be taken as a result of the Transaction Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Combination. Further, the WestRock Projections and Calculated UFCF Estimates Regarding WestRock do not take into account the effect on WestRock of any possible failure of the Combination to occur”.

The US Registration Statement and the US Proxy Statement therefore make it clear that the Projected Information Regarding WestRock does not give effect to the Combination or any changes to the respective operations or strategy of WestRock or Smurfit Kappa that may be implemented after the consummation of the Combination, including any potential synergies and other benefits to be realised as a result of the Combination. Furthermore, the Projected Information Regarding WestRock does not take into account the effect of any failure of the Combination to be consummated and should not be viewed as relevant or continuing in that context (or any other context).

The points set out below illustrate the significant changes that will result from the Combination, which were not reflected in the WestRock Projections, and therefore the Projected Information Regarding WestRock.

(a)	Synergies. As described in paragraph 3 of Part I (Letter from the Chair), the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. The WestRock Projections for the forecast periods do not include the impact of the synergies that are expected to result from the Combination.

(b)	Costs Associated with Achieving the Synergies. Smurfit Kappa believes that the costs associated with achieving the synergies described in the paragraph above (together with other integration-related activities) will amount to approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion (as described in paragraph 3 of Part I (Letter from the Chair) of this Circular). These costs were not factored into the WestRock Projections, and the exact time at which (including in which financial year) such costs are expected to be incurred is uncertain.

Accordingly, the Projected Information Regarding WestRock is no longer valid.

Further, the Projected Information Regarding WestRock covers multiple years and, as a result of intervening factors not taken into account at the time of its preparation (including those outlined above), such information by its nature becomes progressively less reliable with each successive year.

Moreover, the WestRock Projections were based on several assumptions and any change to such key assumptions would decrease the reliability of such projections, with consequential implications for the Calculated UFCF Estimates Regarding WestRock. Key assumptions to the WestRock Projections include pricing outlooks for WestRock products; volume; and costs of raw materials, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics. Important factors that may affect actual results and cause the WestRock Projections and Calculated UFCF Estimates Regarding WestRock not to be achieved include developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation; cost savings and productivity initiatives and competitive pressures. For instance, at the time of their preparation, the WestRock Projections factored in certain estimates relating to future movements in paper and recovered fibre prices in Europe and the Americas, which prices can be highly volatile over both the short and long terms. To date, actual movements in such prices have materially diverged from those estimated by WestRock at the time of its preparation of the WestRock Projections, and they may continue to diverge materially in the future.

Lastly, WestRock will no longer be an independent entity or reported as such following Completion. There would therefore be no comparable WestRock organisation from which to derive financial performance figures (including Consolidated Adjusted EBITDA) to compare against its existing forecasts, making the Projected Information Regarding WestRock no longer relevant or valid. The integration of WestRock and Smurfit Kappa following Completion may also result in one or more of WestRock’s subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the WestRock group as currently structured would no longer exist, rendering the Projected Information Regarding WestRock not valid.

Reassessment of the Projected Information Regarding WestRock is not necessary

Smurfit Kappa believes that Smurfit Kappa Shareholders should only consider reliable information when making their assessment of the Combination and when considering how to vote in respect of the Combination. For the reasons set out above, Smurfit Kappa does not consider that the Projected Information Regarding WestRock constitutes reliable or valid information for these purposes. Further, Smurfit Kappa does not consider reassessment of the Projected Information Regarding WestRock to be necessary for the following reasons:

•	Smurfit Kappa believes that Smurfit Kappa Shareholders’ focus will not be on the financial performance of WestRock on a standalone basis, but rather on WestRock’s performance as part of the Combined Group. Following Completion, WestRock will become a wholly-owned subsidiary of Smurfit WestRock and the WestRock business will be integrated into, and run as part of, the Combined Group. Smurfit Kappa does not, therefore, expect Smurfit Kappa Shareholders to expect or want to monitor the standalone performance of the WestRock business post-Completion, but instead to scrutinise the performance of the Combined Group. As a result, Smurfit Kappa believes that a reassessment of the WestRock Projections, which comments on WestRock’s standalone performance, is unnecessary. Furthermore, the invalidity of the Projected Information Regarding WestRock (for the reasons stated above) means that it will be meaningless, and potentially misleading, for investors to use as a basis of comparison against the future performance of the Combined Group.

•	There is no regulatory requirement for Smurfit WestRock to continue to report on the financial performance of WestRock on a standalone basis following Completion and Smurfit WestRock does not intend to do so. Even if it did, the financial performance of Smurfit WestRock is expected to change markedly, as WestRock is integrated into the Combined Group, rendering the Projected Information Regarding WestRock redundant. It would also be difficult to assess the separate profitability of the former (i.e. pre-Completion) WestRock business on a standalone basis following Completion because, inter alia, costs incurred and revenue earned will not necessarily be recorded in such a way as to be attributed specifically to the former WestRock business.

•	In the longer term, Smurfit WestRock may run the WestRock business differently from how it is run at the date of this document. Any such changes made to WestRock’s operating model may affect WestRock’s ongoing cost base and revenue streams, making the Projected Information Regarding WestRock an inaccurate and irrelevant indicator of long-term performance.

Smurfit Kappa recommends that Smurfit Kappa Shareholders disregard the Projected Information Regarding WestRock in its entirety when evaluating the Combination.

The Projected Information Regarding Smurfit Kappa

The Projected Information Regarding Smurfit Kappa is no longer valid

Smurfit Kappa considers that the Projected Information Regarding Smurfit Kappa is no longer valid.

Purpose of preparation of the Projected Information Regarding Smurfit Kappa

As set out in the US Registration Statement and the US Proxy Statement, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa “were not prepared with a view to public disclosure, but are included in this proxy statement/prospectus because such information was used in the process leading to the execution of the Transaction Agreement” and “were not prepared with a view to compliance with the published guidelines of the SEC regarding projections, forward-looking statements or pro forma financial information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, GAAP (and do not include footnote disclosures as may be required by GAAP) or IFRS EU”.

The Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa represent internal projections that were privately provided to various parties in connection with their roles and responsibilities under the Combination and were not prepared or published with any intention of guiding shareholders as to the future performance of Smurfit Kappa. However, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa were required to be included in the US Registration Statement and the US Proxy Statement as they were taken into account in the preparation of the opinions delivered by WestRock’s financial advisers on the fairness, from a financial point of view, of the Merger Consideration offered to WestRock Shareholders. In addition, the US Registration Statement and the US Proxy Statement make it clear that the Smurfit Kappa Projections should not be regarded as an accurate prediction of future results: “The inclusion of this information should not be regarded as an indication that Smurfit WestRock, Smurfit Kappa, WestRock, Evercore, Lazard, their respective representatives or any other recipient of this information considered, or now considers, the Smurfit Kappa Projections or Calculated UFCF Estimates Regarding Smurfit Kappa to be material information of Smurfit WestRock, Smurfit Kappa or WestRock or necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied upon as such”.

Basis of preparation of the Projected Information Regarding Smurfit Kappa

As set out in the US Registration Statement and the US Proxy Statement, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa “do not take into account any circumstances or events occurring after the date that they were prepared and do not give effect to the Combination, including any potential synergies in connection therewith” and “do not take into account all the possible financial and other effects on Smurfit Kappa of the Combination, the effect on Smurfit Kappa of any business or strategic decision or action that has been or will be taken as a result of the Transaction Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Transaction Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Combination. Further, the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa do not take into account the effect on Smurfit Kappa of any possible failure of the Combination to occur”.

The US Registration Statement and the US Proxy Statement therefore make it clear that the Projected Information Regarding Smurfit Kappa does not give effect to the Combination or any changes to the respective operations or strategy of Smurfit Kappa or WestRock that may be implemented after the consummation of the Combination, including any potential synergies and other benefits to be realised as a result of the Combination. Furthermore, the Projected Information Regarding Smurfit Kappa does not take into account the effect of any failure of the Combination to be consummated and should not be viewed as relevant or continuing in that context (or any other context).

The points set out below illustrate the significant changes that will result from the Combination, which were not reflected in the Smurfit Kappa Projections, and therefore the Projected Information Regarding Smurfit Kappa.

(a)	Synergies. As described in paragraph 3 of Part I (Letter from the Chair), the Combined Group is targeting annual pre-tax run-rate synergies in excess of $400 million by the end of the first full year post-Completion, owing to integration benefits, procurement leverage, and administrative and overhead rationalisation. The Smurfit Kappa Projections for the forecast periods do not include the impact of the synergies that are expected to result from the Combination.

(b)	Costs Associated with Achieving the Synergies. Smurfit Kappa believes that the costs associated with achieving the synergies described in the paragraph above (together with other integration-related activities) will amount to approximately $235 million, all of which are expected to be incurred by the end of the second full year post-Completion (as described in paragraph 3 of Part I (Letter from the Chair) of this Circular). These costs were not factored into the Smurfit Kappa Projections and the exact time at which (including in which financial year) such costs are expected to be incurred is uncertain.

(c)	Accounting Framework. The Smurfit Kappa Projections were prepared on the basis of its IFRS EU-based accounting policies, while the Combined Group’s results following Completion will be reported in accordance with US GAAP. The Smurfit Kappa Projections (including in particular Consolidated Adjusted EBITDA) would have differed had they been presented in accordance with US GAAP-based accounting policies, including in particular as a result of the differences in accounting for leases between IFRS EU and US GAAP. Consequently, the Smurfit Kappa Projections will be rendered inaccurate in relation to the Combined Group’s earnings in future periods.

Accordingly, the Projected Information Regarding Smurfit Kappa is no longer valid.

Further, the Projected Information Regarding Smurfit Kappa covers multiple years and, as a result of intervening factors not taken into account at the time of its preparation (including those outlined above), such information by its nature becomes progressively less reliable with each successive year.

Moreover, the Smurfit Kappa Projections were based on several assumptions and any change to such key assumptions would decrease the reliability of such projections, with consequential implications for the Calculated UFCF Estimates Regarding Smurfit Kappa. Key assumptions to the Smurfit Kappa Projections include pricing outlooks for Smurfit Kappa products; volume; development and demand; costs of raw materials; other costs that affect operations, such as energy, labour and administration, in each case which are primarily driven by macroeconomic conditions and supply and demand dynamics; and the impacts of internal actions to try to reduce costs. Important factors that may affect actual results and cause the Smurfit Kappa Projections and Calculated UFCF Estimates Regarding Smurfit Kappa not to be achieved include developments related to pricing cycles and volumes; economic, competitive and market conditions generally, including macroeconomic uncertainty, customer inventory rebalancing, the impact of inflation and increases in energy, raw materials, shipping, labour and capital equipment costs; reduced supply of raw materials, energy and transportation; cost savings initiatives and competitive pressures. For instance, at the time of their preparation, the Smurfit Kappa Projections factored in certain estimates relating to future movements in paper and recovered fibre prices in Europe and the Americas, which can be highly volatile over both the short and long terms. To date, actual movements in such prices have materially diverged from those estimated by Smurfit Kappa at the time of its preparation of the Smurfit Kappa Projections, and they may continue to diverge materially in the future.

Lastly, Smurfit Kappa will no longer be an independent entity or reported as such following Completion. There would therefore be no comparable Smurfit Kappa organisation from which to derive financial performance figures (including Consolidated Adjusted EBITDA) to compare against its existing forecasts, making the Projected Information Regarding WestRock no longer relevant or valid. The integration of Smurfit Kappa and WestRock following Completion may also result in one or more of Smurfit Kappa’s subsidiaries, business divisions, reporting units or other assets or liabilities being transferred within the Combined Group, so that the Smurfit Kappa group as currently structured would no longer exist, rendering the Projected Information Regarding Smurfit Kappa not valid.

Reassessment of the Projected Information Regarding Smurfit Kappa is not necessary

Smurfit Kappa believes that Smurfit Kappa Shareholders should only consider reliable information when making their assessment of the Combination and when considering how to vote in respect of the Combination. For the reasons set out above, Smurfit Kappa does not consider that the Projected Information Regarding Smurfit Kappa constitute reliable or valid information for these purposes. Further, Smurfit Kappa does not consider reassessment of the Projected Information Regarding Smurfit Kappa to be necessary for the following reasons:

•	Smurfit Kappa believes that Smurfit Kappa Shareholders’ focus will not be on the financial performance of Smurfit Kappa on a standalone basis, but rather on Smurfit Kappa’s performance as part of the Combined Group. Following Completion, Smurfit Kappa will become a wholly-owned subsidiary of Smurfit WestRock and the Smurfit Kappa business will be integrated into, and run as part of, the Combined Group. Smurfit Kappa does not, therefore, expect Smurfit Kappa Shareholders to expect or want to monitor the standalone performance of the Smurfit Kappa business post-Completion, but instead to scrutinise the performance of the Combined Group. As a result, Smurfit Kappa believes that a reassessment of the Projected Information Regarding Smurfit Kappa, which comments on Smurfit Kappa’s standalone performance, is unnecessary. Furthermore, the invalidity of the Projected Information Regarding Smurfit Kappa (for the reasons stated above) means that they will be meaningless, and potentially misleading, for investors to use as a basis of comparison against the future performance of the Combined Group.

•	There is no regulatory requirement for Smurfit WestRock to continue to report on the financial performance of Smurfit Kappa on a standalone basis following Completion and Smurfit WestRock does not intend to do so. Even if it did, the financial performance of Smurfit Kappa is expected to change markedly, as Smurfit Kappa is integrated into the Combined Group, rendering the Projected Information Regarding Smurfit Kappa redundant. It would also be difficult to assess the separate profitability of the former (i.e. pre-Completion) Smurfit Kappa business on a standalone basis following Completion because, inter alia, costs incurred and revenue earned will not necessarily be recorded in such a way as to be attributed specifically to the former Smurfit Kappa business.

•	In the longer term, Smurfit WestRock may run the Smurfit Kappa business differently from how it is run at the date of this document. Any such changes made to Smurfit Kappa’s operating model may affect Smurfit Kappa’s ongoing cost base and revenue streams, making the Projected Information Regarding Smurfit Kappa an inaccurate and irrelevant indicator of long-term performance.

Smurfit Kappa recommends that Smurfit Kappa Shareholders disregard the Projected Information Regarding Smurfit Kappa in its entirety when evaluating the Combination.

Part XV
Historical Financial Statements of WestRock

Historical Financial Statements of WestRock

WestRock’s financial statements as of and for the fiscal years ended 30 September 2021, 2022 and 2023 (together with the independent audit opinions in respect of those financial statements), the three months ended 31 December 2023 and the three and six months ended 31 March 2024 are set out on the following pages. The financial information relating to WestRock in this Circular has been prepared in accordance with US GAAP and has been extracted without material adjustment from the audited consolidated financial statements of WestRock as of and for the fiscal years ended 30 September 2021, 2022 and 2023, or from the unaudited, interim consolidated financial statements of WestRock for the three months ended 31 December 2023 and the three and six months ended 31 March 2024.

Following an analysis of the accounting policies of WestRock for the financial years ended 30 September 2021, 2022 and 2023, the three months ended 31 December 2023 and the three and six months ended 31 March 2024, Smurfit Kappa concluded that there were no material differences between the accounting policies to be adopted by Smurfit WestRock (being the continuing issuer following Completion) from and including the financial year ending 31 December 2024 (being in US GAAP) and the accounting policies adopted by WestRock for the period covered by the historical financial information. Consequently, the directors of the Company consider that no material adjustment needs to be made to the historical financial information for WestRock set out in this Part XV (Historical Financial Statements of WestRock) in order to achieve consistency with the accounting policies of Smurfit WestRock.

Smurfit Kappa Shareholders should read the whole of this Circular and not rely solely on the financial information in this Part XV (Historical Financial Statements of WestRock).

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK AS OF 31 MARCH 2024
AND FOR THE THREE AND SIX MONTHS ENDED 31 MARCH 2024

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(In millions, except per share data)	2024	2023	2024	2023
Net sales	$4,726.7	$5,277.6	$9,346.7	$10,200.7
Cost of goods sold	3,946.6	4,357.6	7,807.8	8,514.7
Gross profit	780.1	920.0	1,538.9	1,686.0
Selling, general and administrative expense excluding intangible amortization	499.5	498.9	1,026.6	978.0
Selling, general and administrative intangible amortization expense	79.0	86.2	161.0	172.8
Restructuring and other costs, net	81.2	435.8	146.7	467.9
Impairment of goodwill	—	1,893.0	—	1,893.0
Operating profit (loss)	120.4	(1,993.9	204.6	(1,825.7)
Interest expense, net	(100.8)	(108.4)	(202.2)	(205.7)
Pension and other postretirement non-service cost	(0.6)	(6.0)	(0.4	(11.0)
Other (expense) income, net	(13.5)	(17.8)	(18.2)	7.4
Equity in income (loss) of unconsolidated entities	2.9	4.5	7.1	(31.5)
Loss on sale of RTS and Chattanooga	(2.0)	—	(1.5)	—
Income (loss) before income taxes	6.4	(2,121.6)	(10.6)	(2,066.5)
Income tax benefit	10.0	116.8	4.3	108.5
Consolidated net income (loss)	16.4	(2,004.8)	(6.3)	(1,958.0
Less: Net income attributable to noncontrolling interests	(0.9)	(1.3)	(0.6)	(2.8)
Net income (loss) attributable to common stockholders	$15.5	$(2,006.1)	$(6.9)	$(1,960.8)

Basic earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)
Diluted earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)

Basic weighted average shares outstanding	258.0	255.6	257.5	255.2
Diluted weighted average shares outstanding	259.3	255.6	257.5	255.2

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
(In millions)	2024	2023	2024	2023
Consolidated net income (loss)	$16.4	$(2,004.8)	$(6.3)	$(1,958.0)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Foreign currency translation (loss) gain	(22.2)	182.8	136.6	300.3
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	—	—	—	29.0
Derivatives:
Deferred loss on cash flow hedges	(6.8)	(23.5)	(18.4)	(45.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	9.1	20.1	13.0	30.0
Defined benefit pension and other postretirement benefit plans:
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	5.1	10.1	10.0	19.8
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	1.6	1.4	2.7	2.8
Other comprehensive (loss) income, net of tax	(13.2)	190.9	143.9	336.6
Comprehensive income (loss)	3.2	(1,813.9)	137.6	(1,621.4)
Less: Comprehensive income attributable to noncontrolling interests	(0.9)	(1.8)	(0.6)	(3.6)
Comprehensive income (loss) attributable to common stockholders	$2.3	$(1,815.7)	$137.0	$(1,625.0)

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)	March 31, 2024	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$494.7	$393.4
Accounts receivable (net of allowances of $60.1 and $60.2)	2,583.7	2,591.9
Inventories	2,328.4	2,331.5
Other current assets (amount related to SPEs of $0 and $862.1)	873.7	1,584.8
Assets held for sale	62.8	91.5
Total current assets	6,343.3	6,993.1
Property, plant and equipment, net	11,240.7	11,063.2
Goodwill	4,266.5	4,248.7
Intangibles, net	2,424.0	2,576.2
Prepaid pension asset	637.2	618.3
Other noncurrent assets (amount related to SPEs of $384.4 and $382.7)	1,972.3	1,944.2
Total Assets	$26,884.0	$27,443.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$1,317.5	$533.0
Accounts payable	2,138.0	2,123.9
Accrued compensation and benefits	426.1	524.9
Other current liabilities (amount related to SPEs of $0 and $776.7)	855.8	1,737.6
Total current liabilities	4,737.4	4,919.4
Long-term debt due after one year	7,718.2	8,050.9
Pension liabilities, net of current portion	194.4	191.2
Postretirement benefit liabilities, net of current portion	99.9	99.1
Deferred income taxes	2,251.6	2,433.2
Other noncurrent liabilities (amount related to SPEs of $331.1 and $330.2)	1,798.7	1,652.2
Commitments and contingencies (Note 16)
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common Stock, $0.01 par value; 600.0 million shares authorized; 258.1 million and 256.4 million shares outstanding at March 31, 2024 and September 30, 2023, respectively	2.6	2.6
Capital in excess of par value	10,704.9	10,698.5
Retained earnings	113.4	278.2
Accumulated other comprehensive loss	(754.7)	(898.6)
Total stockholders’ equity	10,066.2	10,080.7
Noncontrolling interests	17.6	17.0
Total equity	10,083.8	10,097.7
Total Liabilities and Equity	$26,884.0	$27,443.7

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Three Months Ended March 31,		Six Months Ended March 31,
(In millions, except per share data)	2024	2023	2024	2023
Number of Shares of Common Stock Outstanding:
Balance at beginning of period	257.0	254.6	256.4	254.4
Issuance of common stock, net of stock received for tax withholdings	1.1	1.5	1.7	1.7
Balance at end of period	258.1	256.1	258.1	256.1
Common Stock:
Balance at beginning of period	$2.6	$2.5	$2.6	$2.5
Issuance of common stock, net of stock received for tax withholdings	—	0.1	—	0.1
Balance at end of period	2.6	2.6	2.6	2.6
Capital in Excess of Par Value:
Balance at beginning of period	10,710.2	10,652.6	10,698.5	10,639.4
Compensation expense under share-based plans	4.7	13.5	13.1	23.1
Issuance of common stock, net of stock received for tax withholdings	(10.0)	(16.8)	(6.7)	(13.2)
Balance at end of period	10,704.9	10,649.3	10,704.9	10,649.3
Retained Earnings:
Balance at beginning of period	176.5	2,188.3	278.2	2,214.4
Net income (loss) attributable to common stockholders	15.5	(2,006.1)	(6.9)	(1,960.8)
Dividends declared (per share - $0.3025, $0.275, $0.605 and $0.55) (1)	(78.4)	(72.2)	(157.7)	(143.6)
Issuance of common stock, net of stock received for tax withholdings	(0.2)	—	(0.2)	—
Balance at end of period	113.4	110.0	113.4	110.0
Accumulated Other Comprehensive Loss:
Balance at beginning of period	(741.5)	(1,308.9)	(898.6)	(1,454.3)
Other comprehensive (loss) income, net of tax	(13.2)	190.4	143.9	335.8
Balance at end of period	(754.7)	(1,118.5)	(754.7)	(1,118.5)
Total Stockholders’ equity	10,066.2	9,643.4	10,066.2	9,643.4
Noncontrolling Interests:(2)
Balance at beginning of period	16.8	17.8	17.0	17.7
Net income (loss)	0.9	(0.1)	0.6	—
Adjustments to noncontrolling interests	(0.1)	—	—	—
Balance at end of period	17.6	17.7	17.6	17.7
Total equity	$10,083.8	$9,661.1	$10,083.8	$9,661.1

(1)	Includes cash dividends and dividend equivalent units on certain equity awards.

(2)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity on the consolidated balance sheets.

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended March 31,
(In millions)	2024	2023
Operating activities:
Consolidated net loss	$(6.3)	$(1,958.0)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	770.2	769.0
Deferred income tax benefit	(33.3)	(239.6)
Share-based compensation expense	13.0	23.1
Pension and other postretirement cost, net of contributions	1.6	8.2
Cash surrender value increase in excess of premiums paid	(31.9)	(25.4)
Equity in (income) loss of unconsolidated entities	(7.1)	31.5
Loss on sale of RTS and Chattanooga	1.5	—
Gain on sale of businesses	—	(11.1)
Impairment of goodwill	—	1,893.0
Other impairment adjustments	(0.1)	387.7
Gain on disposal of assets, net	—	(9.6)
Other, net	(1.3)	(14.3)
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	26.8	170.3
Inventories	(55.7)	(44.8)
Other assets	(80.7)	(49.7)
Accounts payable	(14.6)	(214.3)
Income taxes	(175.7)	46.7
Accrued liabilities and other	(94.3)	(212.7)
Net cash provided by operating activities	312.1	550.0
Investing activities:
Capital expenditures	(548.6)	(563.7)
Cash paid for purchase of businesses, net of cash received	—	(853.5)
Proceeds from settlement of Timber Note related to SPEs	860.0	—
Proceeds from corporate owned life insurance	5.0	6.7
Proceeds from sale of businesses	0.8	25.9
Proceeds from currency forward contracts	—	23.2
Proceeds from the sale of unconsolidated entities	1.0	—
Proceeds from sale of property, plant and equipment	38.7	18.7
Other, net	(0.2)	(0.8)
Net cash provided by (used for) investing activities	356.7	(1,343.5)
Financing activities:
Additions to revolving credit facilities	86.9	52.9
Repayments of revolving credit facilities	—	(126.9)
Additions to debt	104.5	1,704.1
Repayments of debt	(70.2)	(841.7)
Changes in commercial paper, net	280.2	291.4
Other debt repayments, net	(29.2)	(16.1)
Repayment of Timber Loan related to SPEs	(774.0)	—
Cash dividends paid to stockholders	(155.6)	(140.3)
Other, net	(12.3)	(15.8)
Net cash (used for) provided by financing activities	(569.7)	907.6
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2.2	(2.0)
Changes in cash, cash equivalents and restricted cash in assets held-for-sale	—	(8.9)
Increase in cash, cash equivalents and restricted cash	101.3	103.2
Cash, cash equivalents and restricted cash at beginning of period	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	$494.7	$363.4

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unless the context otherwise requires, “we”, “us”, “our”, “WestRock” and “the Company” refer to WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

We are a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our independent registered public accounting firm has not audited the accompanying interim financial statements. We derived the consolidated balance sheet at September 30, 2023 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Fiscal 2023 Form 10-K”). In the opinion of management, all normal recurring adjustments necessary for the fair presentation of the consolidated financial statements have been included for the interim periods reported.

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) for interim financial information and with Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, they omit certain notes and other information from the interim financial statements presented in this report. Therefore, these interim financial statements should be read in conjunction with the Fiscal 2023 Form 10-K. The results for the three and six months ended March 31, 2024 are not necessarily indicative of results that may be expected for the full year.

On December 1, 2022, we completed the acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. (“Grupo Gondi”) for $969.8 million in cash and the assumption of debt (“Mexico Acquisition”). We accounted for this acquisition as a business combination, resulting in its consolidation. See “Note 3. Acquisitions” for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. Pursuant to the terms of the sale agreement, we transferred the control of these mills to the buyer and recorded a pre-tax gain on sale of $11.1 million recorded in Other (expense) income, net in our consolidated statements of operations. During the third quarter of fiscal 2023, we recorded a de minimis final working capital settlement.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a transaction agreement (the “Transaction Agreement”) with Smurfit Kappa Group plc, a public limited company incorporated in Ireland (“Smurfit Kappa”), Smurfit WestRock Limited (formerly known as Cepheidway Limited and to be re-registered as an Irish public limited company and renamed Smurfit WestRock plc), (“ListCo”), and Sun Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ListCo (“Merger Sub”).

The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to a scheme of arrangement (the “Scheme”) each issued ordinary share of Smurfit Kappa (the “Smurfit Kappa Shares”) will be exchanged for one ordinary share of ListCo (a “ListCo Share”), as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company (the “Merger” and, together with the Scheme, the “Transaction”), with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in early July 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange (“NYSE”) and (ii) listed on the standard listing segment of the Official List of the Financial Conduct Authority (“FCA”) in the United Kingdom (or, subject to new draft listing rules being implemented by the FCA in their current form and taking effect at the relevant time following consummation of the Transaction, a new category thereunder with rules substantially similar to the rules currently applicable to companies listed on the standard listing segment of the Official List of the FCA) and admitted to trading on the main market for listed securities of the London Stock Exchange. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (the approval of the Scheme by 75% or more in value of the Smurfit Kappa Shares held by such shareholders of Smurfit Kappa that are present and voting at the Court Meeting (as defined in the Transaction Agreement), and the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders’ approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Significant Accounting Policies

See “Note 1. Description of Business and Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for a summary of our significant accounting policies.

Supplier Finance Program Obligations

We maintain supplier finance programs whereby we have entered into payment processing agreements with certain financial institutions. These agreements allow participating suppliers to track payment obligations from WestRock, and if voluntarily elected by the supplier, to sell payment obligations from WestRock to financial institutions at a discounted price. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the program, and we do not reimburse suppliers for any costs they incur for participation in the program. We have not pledged any assets as security or provided any guarantees as part of the programs. We have no economic interest in our suppliers’ decisions to participate in the programs. Our responsibility is limited to making payment in full to the respective financial institution according to the terms originally negotiated with the supplier, which generally do not exceed 120 days. WestRock or the financial institutions may terminate the agreements upon 30 or 90 days’ notice.

The outstanding payment obligations to financial institutions under these programs were $412.7 million and $425.8 million as of March 31, 2024 and September 30, 2023, respectively. These obligations are classified as accounts payable within the consolidated balance sheets.

Recent Accounting Developments

New Accounting Standards — Recently Adopted

In September 2022, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2022-04, “Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”. This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023, other than the rollforward disclosure requirement which we will adopt in fiscal 2025. The adoption did not have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, “Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method”. This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. This update is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for us). All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. We are evaluating the impact of this ASU.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The updates will be applied retrospectively to all periods presented in financial statements. This ASU is effective for annual periods beginning after December 15, 2023 (fiscal 2025 for us), and for interim periods beginning after December 15, 2024 (fiscal 2026 for us). Early adoption is permitted. We are evaluating the impact of this ASU.

Note 2. Revenue Recognition

Disaggregated Revenue

Accounting Standards Codification (“ASC”) 606 “Revenue from Contracts with Customers” requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. See “Note 7. Segment Information” for additional information.

The following tables summarize our disaggregated revenue by primary geographical markets (in millions):

	Three Months Ended March 31, 2024
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,773.2	$629.7	$901.3	$229.0	$(65.8)	$3,467.4
Latin America	496.1	0.5	26.7	42.0	(4.0)	561.3
Canada	127.4	126.4	63.9	1.0	(0.9)	317.8
EMEA(1)	1.6	286.8	12.1	—	(2.6)	297.9
Asia Pacific	—	70.1	12.2	—	—	82.3
Total	$2,398.3	$1,113.5	$1,016.2	$272.0	$(73.3)	$4,726.7

(1)            Europe, Middle East and Africa (“EMEA”)

	Six Months Ended March 31, 2024
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$3,569.6	$1,223.5	$1,721.8	$477.1	$(126.8)	$6,865.2
Latin America	981.5	6.6	50.2	82.4	(8.1)	1,112.6
Canada	262.5	243.1	115.0	2.2	(1.6)	621.2
EMEA	4.6	557.7	24.0	—	(4.0)	582.3
Asia Pacific	—	141.9	23.5	—	—	165.4
Total	$4,818.2	$2,172.8	$1,934.5	$561.7	$(140.5)	$9,346.7

	Three Months Ended March 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$2,001.6	$741.7	$1,056.3	$260.3	$(84.6)	$3,975.3
Latin America	485.0	12.5	35.1	44.2	(3.8)	573.0
Canada	138.0	134.5	54.4	2.8	(1.8)	327.9
EMEA	2.8	304.5	11.4	—	(0.2)	318.5
Asia Pacific	—	71.9	11.0	—	—	82.9
Total	$2,627.4	$1,265.1	$1,168.2	$307.3	$(90.4)	$5,277.6

	Six Months Ended March 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$3,975.1	$1,444.7	$2,079.0	$537.0	$(156.1)	$7,879.7
Latin America	710.5	64.2	68.7	85.6	(5.1)	923.9
Canada	275.1	258.2	99.9	6.2	(3.3)	636.1
EMEA	4.1	564.4	22.5	—	(0.3)	590.7
Asia Pacific	—	148.6	21.7	—	—	170.3
Total	$4,964.8	$2,480.1	$2,291.8	$628.8	$(164.8)	$10,200.7

Revenue Contract Balances

Our contract assets relate to the manufacturing of certain products that have no alternative use to us, with right to payment for performance completed to date on these products, including a reasonable profit. Contract assets are reduced when the customer takes title to the goods and assumes the risks and rewards for the goods. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2023	$241.7	$13.5
Decrease	(5.4)	(8.3)
Ending balance - March 31, 2024	$236.3	$5.2

Note 3. Acquisitions

When we obtain control of a business by acquiring its net assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, “Business Combinations” (“ASC 805”). The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7% interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

In connection with the transaction, in the first quarter of fiscal 2023, we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income (loss) of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% of equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control, and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during the one year period from the acquisition date (referred to as “measurement period adjustments”) (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments(1)(2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8
Current portion of debt(3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year(3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments did not have a significant impact on our consolidated statements of operations in any period.

(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.

(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

Transaction costs to effect the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See “Note 4. Restructuring and Other Costs, Net” for additional information.

Note 4. Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $81.2 million and $146.7 million for the three and six months ended March 31, 2024, respectively, and $435.8 million and $467.9 for the three and six months ended March 31, 2023, respectively. Of these costs, $34.5 million and $350.7 million for the six months ended March 31, 2024 and 2023, respectively, were non-cash. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Restructuring	$47.9	$432.3	$110.6	$447.7
Other	33.3	3.5	36.1	20.2
Restructuring and other costs, net	$81.2	$435.8	$146.7	$467.9

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The Tacoma and North Charleston mills’ annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills.

By closing these mills, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

On May 1, 2024, we sold our North Charleston, SC containerboard mill and received proceeds of $99 million after certain fees and escrows. While our accounting is preliminary, we estimate recording a gain on sale of approximately $54 million to restructuring and other costs, net.

The numbers in the table below, particularly in the cumulative and total expected columns, also include various impairments and other charges associated with our fiscal 2022 decisions to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill. See “Note 5. Restructuring and Other Costs, Net” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment’s Adjusted EBITDA (as hereinafter defined), we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the three and six months ended March 31, 2024 and 2023, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$(0.3)	$0.6	$(1.2)	$13.0	$13.0
Severance and other employee costs	0.2	3.6	4.7	5.3	23.4	23.4
Other restructuring costs	1.9	0.1	5.1	0.2	12.8	34.0
Restructuring total	$2.4	$3.4	$10.4	$4.3	$49.2	$70.4
Consumer Packaging
PP&E and related costs	$1.5	$—	$2.2	$—	$6.5	$6.5
Severance and other employee costs	6.0	2.2	24.6	8.6	52.3	52.3
Other restructuring costs	2.9	(0.2)	4.5	(0.5)	11.2	19.7
Restructuring total	$10.4	$2.0	$31.3	$8.1	$70.0	$78.5
Global Paper
PP&E and related costs	$5.1	$339.7	$1.0	$338.6	$956.7	$956.8
Severance and other employee costs	0.2	19.3	(4.9)	19.1	37.1	37.6
Other restructuring costs	25.8	63.0	69.8	69.0	194.6	250.3
Restructuring total	$31.1	$422.0	$65.9	$426.7	$1,188.4	$1,244.7
Distribution
Severance and other employee costs	$(0.3)	$1.0	$(0.4)	$1.0	$1.4	$1.4
Other restructuring costs	—	0.1	(2.8)	0.1	8.2	10.2
Restructuring total	$(0.3)	$1.1	$(3.2)	$1.1	$9.6	$11.6
Corporate
PP&E and related costs	$—	$0.2	$—	$0.6	$2.6	$2.6
Severance and other employee costs	0.9	1.7	1.2	3.9	8.4	8.4
Other restructuring costs	3.4	1.9	5.0	3.0	23.0	26.6
Restructuring total	$4.3	$3.8	$6.2	$7.5	$34.0	$37.6
Total
PP&E and related costs	$6.9	$339.6	$3.8	$338.0	$978.8	$978.9
Severance and other employee costs	7.0	27.8	25.2	37.9	122.6	123.1
Other restructuring costs	34.0	64.9	81.6	71.8	249.8	340.8
Restructuring total	$47.9	$432.3	$110.6	$447.7	$1,351.2	$1,442.8

We have defined “PP&E and related costs” as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define “Other restructuring costs” as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents our acquisition, integration and divestiture costs (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Acquisition costs	$31.7	$1.2	$33.6	$12.2
Integration costs	1.4	1.8	2.0	6.1
Divestiture costs	0.2	0.5	0.5	1.9
Other total	$33.3	$3.5	$36.1	$20.2

Acquisition costs in fiscal 2024 and 2023 in the table above primarily include transaction costs related to the Transaction and the Mexico Acquisition, respectively.

Accruals

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item “Restructuring and other costs, net” on our consolidated statements of operations (in millions):

	Six Months Ended March 31,
	2024	2023
Accrual at beginning of fiscal year	$55.5	$25.2
Additional accruals	35.7	40.2
Payments	(22.8)	(18.9)
Adjustment to accruals	(3.4)	(2.5)
Foreign currency rate changes and other	0.2	—
Accrual at March 31	$65.2	$44.0

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	Six Months Ended March 31,
	2024	2023
Additional accruals and adjustments to accruals (see table above)	$32.3	$37.7
PP&E and related costs	3.8	338.0
Severance and other employee costs	1.8	0.2
Acquisition costs	24.7	12.2
Integration costs	2.0	6.1
Divestiture costs	0.5	1.9
Other restructuring costs	81.6	71.8
Total restructuring and other costs, net	$146.7	$467.9

Note 5. Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several multiemployer pension plans (“MEPP” or “MEPPs”) that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. See “Note 6. Retirement Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information regarding our involvement with retirement plans.

MEPPs

In the normal course of business, we evaluate our potential exposure to MEPPs, including potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from the Pace Industry Union-Management Pension Fund (“PIUMPF”) and recorded a withdrawal liability and a liability for our proportionate share of PIUMPF’s accumulated funding deficiency. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF’s accumulated funding deficiency. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency along with interest, liquidated damages and attorney’s fees. We believe we are adequately reserved for this matter. See “Note 6. Retirement Plans — Multiemployer Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our MEPPs and see “Note 16. Commitments and Contingencies — Other Litigation” for additional information on the litigation.

At March 31, 2024 and September 30, 2023, we had recorded withdrawal liabilities of $207.2 million and $203.2 million, respectively, including liabilities associated with PIUMPF’s accumulated funding deficiency demands.

Pension and Postretirement Cost

The following table presents a summary of the components of net pension cost (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Service cost	$6.3	$7.9	$12.9	$15.4
Interest cost	67.0	64.4	132.5	128.1
Expected return on plan assets	(77.0)	(75.5)	(153.0)	(151.3)
Amortization of net actuarial loss	8.1	14.7	16.2	29.2
Amortization of prior service cost	2.2	1.9	3.9	4.0
Company defined benefit plan cost	6.6	13.4	12.5	25.4
Multiemployer and other plans	0.4	0.4	0.8	0.7
Net pension cost	$7.0	$13.8	$13.3	$26.1

The non-service elements of our pension and postretirement cost set forth in this Note 5 are reflected in the consolidated statements of operations line item “Pension and other postretirement non-service cost”. The service cost components are reflected in “Cost of goods sold” and “Selling, general and administrative expense excluding intangible amortization” line items.

We maintain other postretirement benefit plans that provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans. The following table presents a summary of the components of the net postretirement cost (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Service cost	$0.2	$0.2	$0.4	$0.4
Interest cost	1.8	1.8	3.7	3.6
Amortization of net actuarial gain	(1.3)	(1.2)	(2.6)	(2.3)
Amortization of prior service credit	(0.2)	(0.1)	(0.3)	(0.3)
Net postretirement cost	$0.5	$0.7	$1.2	$1.4

Employer Contributions

During the three and six months ended March 31, 2024, we made contributions to our qualified and supplemental defined benefit pension plans of $4.5 million and $8.8 million, respectively, and for the three and six months ended March 31, 2023, we made contributions of $7.4 million and $15.0 million, respectively.

During the three and six months ended March 31, 2024, we funded an aggregate of $1.5 million and $3.3 million, respectively, to our other postretirement benefit plans and for the three and six months ended March 31, 2023, we funded an aggregate of $2.1 million and $3.6 million, respectively.

Note 6. Income Taxes

The effective tax rate for the three and six months ended March 31, 2024 was a benefit of 156.3% and 40.6%, respectively. The effective tax rates were impacted by benefits from research and development credits and other credits, partially offset by (i) the exclusion of tax benefits related to losses recorded by certain foreign operations, (ii) interest accrued on uncertain tax benefits, (iii) the inclusion of state taxes and (iv) income derived from certain foreign jurisdictions subject to higher tax rates.

The effective tax rate for the three and six months ended March 31, 2023 was a benefit of 5.5% and 5.3%, respectively. The effective tax rates were impacted by (i) the tax effects of the goodwill impairment, (ii) the tax effects related to the Mexico Acquisition (iii) research and development and other tax credits (iv) the inclusion of state taxes, (v) income derived from certain foreign jurisdictions subject to higher tax rates and (vi) the exclusion of tax benefits related to losses recorded by certain foreign operations.

During the six months ended March 31, 2024 and March 31, 2023, cash paid for income taxes, net of refunds, was $203.5 million and $86.2 million, respectively.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. We do not believe the provisions of the Inflation Reduction Act will have a material impact on our financial results.

Note 7. Segment Information

We report our financial results of operations in the following four reportable segments:

•	Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

•	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

•	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

•	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, “Segment Reporting” (“ASC 280”) because it is used by our chief operating decision maker (“CODM”) to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Adjusted EBITDA is defined as pre-tax earnings of a reportable segment before depreciation, depletion and amortization, and excludes the following items our CODM does not consider part of our segment performance: restructuring and other costs, net, impairment of goodwill, non-allocated expenses, interest expense, net, other (expense) income, net, loss on sale of RTS and Chattanooga, and other adjustments – each as outlined in the table below (“Adjusted EBITDA”). Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

The tables in this Note 7 show selected financial data for our reportable segments (in millions):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Net sales (aggregate):
Corrugated Packaging	$2,398.3	$2,627.4	$4,818.2	$4,964.8
Consumer Packaging	1,113.5	1,265.1	2,172.8	2,480.1
Global Paper	1,016.2	1,168.2	1,934.5	2,291.8
Distribution	272.0	307.3	561.7	628.8
Total	$4,800.0	$5,368.0	$9,487.2	$10,365.5
Less net sales (intersegment):
Corrugated Packaging	$62.9	$81.6	$122.1	$150.0
Consumer Packaging	8.4	7.5	13.7	12.2
Distribution	2.0	1.3	4.7	2.6
Total	$73.3	$90.4	$140.5	$164.8
Net sales (unaffiliated customers):
Corrugated Packaging	$2,335.4	$2,545.8	$4,696.1	$4,814.8
Consumer Packaging	1,105.1	1,257.6	2,159.1	2,467.9
Global Paper	1,016.2	1,168.2	1,934.5	2,291.8
Distribution	270.0	306.0	557.0	626.2
Total	$4,726.7	$5,277.6	$9,346.7	$10,200.7
Adjusted EBITDA:
Corrugated Packaging	$317.9	$407.5	$645.7	$736.9
Consumer Packaging	200.3	218.6	366.5	401.9
Global Paper	129.5	187.1	247.9	344.4
Distribution	8.9	9.3	17.9	20.1
Total	656.6	822.5	1,278.0	1,503.3
Depreciation, depletion and amortization	(388.4)	(395.8)	(770.2)	(769.0)
Restructuring and other costs, net	(81.2)	(435.8)	(146.7)	(467.9)
Impairment of goodwill	—	(1,893.0)	—	(1,893.0)
Non-allocated expenses	(38.3)	(33.9)	(89.0)	(62.6)
Interest expense, net	(100.8)	(108.4)	(202.2)	(205.7)
Other (expense) income, net	(13.5)	(17.8)	(18.2)	7.4
Loss on sale of RTS and Chattanooga	(2.0)	—	(1.5)	—
Other adjustments	(26.0)	(59.4)	(60.8)	(179.0)
Income (loss) before income taxes	$6.4	$(2,121.6)	$(10.6)	$(2,066.5)

See “Note 4. Restructuring and Other Costs, Net” for additional information on how the Restructuring and other costs, net relate to our reportable segments.

Additional selected financial data (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Depreciation, depletion and amortization:
Corrugated Packaging	$202.6	$211.2	$407.9	$403.4
Consumer Packaging	90.9	85.5	177.4	169.6
Global Paper	85.6	91.2	166.7	180.3
Distribution	7.5	6.9	14.8	13.8
Corporate	1.8	1.0	3.4	1.9
Total	$388.4	$395.8	$770.2	$769.0
Other adjustments:
Corrugated Packaging	$1.7	$4.7	$6.8	$54.5
Consumer Packaging	3.4	28.0	7.0	59.6
Global Paper	0.7	9.1	2.2	26.6
Distribution	—	—	(0.3)	—
Corporate	20.2	17.6	45.1	38.3
Total	$26.0	$59.4	$60.8	$179.0
Equity in income (loss) of unconsolidated entities:
Corrugated Packaging	$2.8	$4.0	$6.0	$(31.8)
Consumer Packaging	0.1	—	0.1	—
Global Paper	—	0.5	1.0	0.3
Total	$2.9	$4.5	$7.1	$(31.5)

Other adjustments in the table above for the three months ended March 31, 2024 consist primarily of:

•	business systems transformation costs in Corporate of $20.2 million, and

•	losses at facilities in the process of being closed of $5.8 million (excluding depreciation and amortization), split across our segments.

Other adjustments in the table above for the six months ended March 31, 2024 consist primarily of:

•	business systems transformation costs in Corporate of $45.1 million, and

•	losses at facilities in the process of being closed of $14.9 million (excluding depreciation and amortization), split across our segments.

Other adjustments in the table above for the three months ended March 31, 2023 consist primarily of:

•	incremental work stoppage costs at our Mahrt mill of $27.2 million pre-tax in the Consumer Packaging segment and $9.0 million pre-tax in the Global Paper segment,

•	business systems transformation costs in Corporate of $17.5 million, and

•	acquisition accounting inventory-related adjustments of $4.6 million in Corrugated Packaging.

Other adjustments in the table above for the six months ended March 31, 2023 consist primarily of:

•	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in “Note 3. Acquisitions”,

•	incremental work stoppage costs at our Mahrt mill of $58.5 million pre-tax in our Consumer Packaging segment and $19.3 million pre-tax in our Global Paper segment,

•	business systems transformation costs in Corporate of $37.7 million, and

•	acquisition accounting inventory-related adjustments of $7.6 million and $5.5 million in the Corrugated Packaging and Global Paper segments, respectively.

Prior Year Goodwill Impairment

We review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process and recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,829.8 million after-tax); $1,378.7 million in the Global Paper reportable segment and $514.3 million in the Corrugated Packaging reportable segment. See “Note 8. Segment Information — Interim Goodwill Impairment Analysis” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

Note 8. Interest Expense, Net

The components of interest expense, net are as follows (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Interest expense	$(136.7)	$(134.3)	$(276.2)	$(253.2)
Interest income	35.9	25.9	74.0	47.5
Interest expense, net	$(100.8)	$(108.4)	$(202.2)	$(205.7)

Cash paid for interest, net of amounts capitalized, was $237.7 million and $213.5 million during the six months ended March 31, 2024 and March 31, 2023, respectively.

Note 9. Inventories

We value substantially all of our U.S. inventories at the lower of cost or market, with cost determined on a last-in first-out (“LIFO”) basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out (“FIFO”) basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies.

The components of inventories were as follows (in millions):

	March 31, 2024	September 30, 2023
Finished goods and work in process	$1,022.2	$1,044.9
Raw materials	1,016.4	1,049.8
Spare parts and supplies	568.2	578.2
Inventories at FIFO cost	2,606.8	2,672.9
LIFO reserve	(278.4)	(341.4)
Net inventories	$2,328.4	$2,331.5

Note 10. Property, Plant and Equipment

The components of property, plant and equipment were as follows (in millions):

	March 31, 2024	September 30, 2023
Property, plant and equipment at cost:
Land and buildings	$3,135.7	$2,994.7
Machinery and equipment	17,763.8	17,682.4
Forestlands	109.9	105.2
Transportation equipment	27.3	27.3
Leasehold improvements	98.7	98.8
Construction in progress	911.3	967.8
	22,046.7	21,876.2
Less: accumulated depreciation, depletion and amortization	(10,806.0)	(10,813.0)
Property, plant and equipment, net	$11,240.7	$11,063.2

Accrued additions to property, plant and equipment at March 31, 2024 and September 30, 2023 were $147.2 million and $165.2 million, respectively.

Note 11. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, “Fair Value Measurement”. We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. See “Note 13. Fair Value” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information. We disclose the fair value of our debt in “Note 12. Debt”. We disclose the fair value of our derivative instruments in “Note 14. Derivatives” and our restricted assets and non-recourse liabilities held by special purpose entities in “Note 15. Special Purpose Entities”. We disclose the fair value of our pension and postretirement assets and liabilities in “Note 6. Retirement Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments generally approximate their fair values due to their short maturities.

Nonrecurring Fair Value Measurements

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they become subject to fair value remeasurement upon obtaining control due to a step-up acquisition or when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, right-of-use (“ROU”) assets related to operating or finance leases, and goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. In the second quarter of fiscal 2023, we recorded a $1.9 billion pre-tax, non-cash goodwill impairment charge. See “Note 7. Segment Information” for additional information. See “Note 4. Restructuring and Other Costs, Net” for impairments associated with restructuring activities including the impairment of our North Charleston, SC containerboard mill in the second quarter of fiscal 2023 and other such similar items presented as “PP&E and related costs”. During the three and six months ended March 31, 2024 and 2023, we did not have any significant nonfinancial assets or liabilities, other than goodwill and restructuring, that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the “Monetization Agreement”) with Coöperatieve Rabobank U.A., New York Branch, as purchaser, (“Rabo”) on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, “Transfers and Servicing” (“ASC 860”). We pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

We also have a similar $110.0 million facility that was amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain general revisions. The facility was again amended on December 4, 2023 to include certain fee and other general revisions, including the extension of the term through December 4, 2024 and the ability to effectuate the Transaction without any additional consent from the counterparty. The facility purchase limit was unchanged and the facility remains uncommitted.

The customers from these facilities are not included in the Receivables Securitization Facility (as hereinafter defined) that is discussed in “Note 12. Debt”.

The following table presents a summary of these accounts receivable monetization agreements for the six months ended March 31, 2024 and March 31, 2023 (in millions):

	Six Months Ended March 31,
	2024	2023
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(1,330.3)	(1,426.9)
Receivables collected by financial institutions	1,338.5	1,432.0
Cash payments to financial institutions	(8.2)	(5.1)
Receivable from financial institutions at March 31	$—	$—

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $684.0 million and $692.2 million as of March 31, 2024 and September 30, 2023, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $13.1 million and $25.4 million for the three and six months ended March 31, 2024, respectively, and $13.3 million and $24.2 million for the three and six months ended March 31, 2023, respectively, and is recorded in “Other (expense) income, net” in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 12. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo Inc. (“WRKCo”) and WestRock MWV, LLC (“MWV”) are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by WestRock Company and certain of its subsidiaries. At March 31, 2024, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following table shows the carrying value of the individual components of our debt (in millions):

	March 31, 2024	September 30, 2023
Public bonds due fiscal 2025 to 2028	$2,940.3	$2,938.6
Public bonds due fiscal 2029 to 2033	2,732.3	2,739.5
Public bonds due fiscal 2037 to 2047	177.1	177.3
Revolving credit and swing facilities	86.3	32.0
Term loan facilities	1,347.9	1,347.4
Receivables securitization	525.0	425.0
Commercial paper	564.1	283.9
International and other debt	34.2	61.9
Finance lease obligations	520.1	472.6
Vendor financing and commercial card programs	108.4	105.7
Total debt	9,035.7	8,583.9
Less: current portion of debt	1,317.5	533.0
Long-term debt due after one year	$7,718.2	$8,050.9

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them as of March 31, 2024.

The estimated fair value of our debt was approximately $8.8 billion as of March 31, 2024 and $8.1 billion at September 30, 2023. The fair value of our debt is categorized as level 2 within the fair value hierarchy and either is primarily based on quoted prices for those or similar instruments in a less active market, or approximates their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

See “Note 14. Debt” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our debt, including interest rates on that debt.

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of “Change of Control” to add an exception for the proposed Transaction.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the “Revolving Credit Agreement”) that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the “Revolving Credit Facility”) with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024 and September 30, 2023, there were no amounts outstanding under the facility.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the “European Revolving Credit Agreement”) with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the “European Revolving Credit Facility”). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024, there was $86.3 million borrowed under this facility. At September 30, 2023, there was no amount outstanding under the facility.

Term Loan Facilities

Farm Loan Credit Facility

On July 7, 2022, we amended and restated the prior credit agreement (the “Farm Credit Facility Agreement”) with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the “Farm Credit Facility”). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. The carrying value of this facility at March 31, 2024 and September 30, 2023 was $598.6 million and $598.4 million, respectively.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the “Amended Credit Agreement”) to add a three-year senior unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the “Delayed Draw Term Facility”) that could be drawn in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder; however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. The carrying value of this facility at March 31, 2024 and September 30, 2023 was $749.3 million and $749.0 million, respectively.

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the “Receivables Securitization Facility”), primarily to extend the maturity to February 27, 2026 and to complete the transition from LIBOR to Term SOFR. At March 31, 2024 and September 30, 2023, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $676.4 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at March 31, 2024 and September 30, 2023 were approximately $1,136.3 million and $1,177.6 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not constitute a “Change in Control” thereunder, however, no amendments to the reporting requirements or other conforming amendments to reflect the capital structure of ListCo following consummation of the Transaction have been made. At March 31, 2024 and September 30, 2023, there was $525.0 million and $425.0 million borrowed under this facility, respectively.

Commercial Paper

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue senior short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At March 31, 2024 and September 30, 2023, there was $564.1 million and $283.9 million issued, respectively.

Note 13. Leases

We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. Our total lease cost, net was $110.4 million and $221.6 million during the three and six months ended March 31, 2024, respectively. Our total lease cost, net was $99.3 million and $196.6 million during the three and six months ended March 31, 2023, respectively. We obtained $27.5 million and $69.8 million of ROU assets in exchange for lease liabilities for operating leases during the six months ended March 31, 2024 and 2023, respectively. Additionally, we obtained $93.3 million and $0.2 million of ROU assets in exchange for lease liabilities for finance leases during the six months ended March 31, 2024 and 2023, respectively.

Supplemental Balance Sheet Information Related to Leases

The table below presents supplemental balance sheet information related to leases (in millions):

	Consolidated Balance Sheet Caption	March 31, 2024	September 30, 2023
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$598.7	$648.5

Current operating lease liabilities	Other current liabilities	$191.1	$202.4
Noncurrent operating lease liabilities	Other noncurrent liabilities	455.3	499.7
Total operating lease liabilities		$646.4	$702.1
Finance leases:
Property, plant and equipment		$465.1	$400.6
Accumulated depreciation		(74.9)	(105.3)
Property, plant and equipment, net		$390.2	$295.3
Current finance lease liabilities	Current portion of debt	$27.5	$62.9
Noncurrent finance lease liabilities	Long-term debt due after one year	492.6	409.7
Total finance lease liabilities		$520.1	$472.6

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Note 14. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

	Metric	March 31, 2024	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu(1)	18.3	22.0

(1)            One million British Thermal Units (“MMBtu”)

The following table sets forth the location and fair values of our derivative instruments (in millions):

	Consolidated Balance Sheet Caption	March 31, 2024	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities(1)	$13.6	$6.3

(1)	At March 31, 2024 and September 30, 2023, liability positions by counterparty were partially offset by $0.1 million and $0.2 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	Three Months Ended March 31,		Six Months Ended March 31,
	2024	2023	2024	2023
Natural gas commodity contracts	$2.3	$(3.4)	$(5.4)	$(15.3)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

		Three Months Ended		Six Months Ended
		March 31,		March 31,
	Consolidated Statement of Operations Caption	2024	2023	2024	2023
Natural gas commodity contracts	Cost of goods sold	$(12.0)	$(26.8)	$(17.2)	$(40.0)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

		Three Months Ended		Six Months Ended
		March 31,		March 31,
	Consolidated Statement of Operations Caption	2024	2023	2024	2023
Foreign currency contracts	Other (expense) income, net	$—	$—	$—	$—

Note 15. Special Purpose Entities

Pursuant to the sale of certain forestlands in 2007 and 2013, special purpose entities (“SPEs”) received and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation’s respective businesses, certain installment notes receivable (“Timber Notes”), and using these installment notes as collateral, the SPEs received proceeds under secured financing agreements (“Non-recourse Liabilities”). See “Note 17. Special Purpose Entities” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

The restricted assets and non-recourse liabilities held by SPEs are included in the consolidated balance sheets in the following (in millions):

	March 31, 2024	September 30, 2023
Other current assets	$—	$862.1
Other noncurrent assets	$384.4	$382.7
Other current liabilities	$—	$776.7
Other noncurrent liabilities	$331.1	$330.2

The decrease in Other current assets and Other current liabilities subsequent to September 30, 2023 reflects the collection of an installment note receivable of $860 million and payment of a secured financing liability of $774 million in December 2023. This resulted in a receipt of $88.1 million, net of interest and other items, from the related SPE to the Company.

The carrying value of the remaining restricted asset and non-recourse liability as of March 31, 2024 approximates fair value due to their floating rates. As of September 30, 2023, the aggregate fair value of the Timber Notes and Non-recourse Liabilities was $1,257.2 million and $1,112.4 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Interest income on Timber Notes(1)	$6.6	$13.9	$18.9	$27.0
Interest expense on Timber Loans(1)	$5.5	$12.5	$16.1	$24.2
Cash receipts on Timber Notes(2)	$5.6	$3.9	$37.8	$28.8
Cash payments on Timber Loans(2)	$5.2	$3.7	$33.8	$27.1

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.

(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

Note 16. Commitments and Contingencies

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”). Based on information known to us and assumptions, we do not believe that the costs of any ongoing investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including investigation or remediation triggered by the closures or sales of former manufacturing facilities, and/or natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

See “Note 19. Commitments and Contingencies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to environmental matters.

As of March 31, 2024, we had $9.9 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.6 million is included in Other current liabilities, on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liabilities for these matters were adequately reserved at March 31, 2024.

Climate Change

Climate change presents risks and uncertainties for us. Unpredictable weather patterns or extended periods of severe weather may result in interruptions to our manufacturing operations, as well as supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing greenhouse gas (“GHG”) emissions come into effect. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years.

See “Note 19. Commitments and Contingencies” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to climate change.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals (“CARF”) principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock in fiscal 2023.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$730 million ($146 million) as of March 31, 2024, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table in our Fiscal 2023 Form 10-K; see “Note 7. Income Taxes” of the Notes to Consolidated Financial Statements in the Fiscal 2023 Form 10-K for additional information. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF’s accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney’s fees. We believe we are adequately reserved for this matter. See “Note 6. Retirement Plans — Multiemployer Plans” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of March 31, 2024, there were approximately 600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At March 31, 2024, we had $16.0 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

See “Note 19. Commitments and Contingencies — Indirect Tax Claim” of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to our previously recorded estimated recoveries.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of March 31, 2024, we had recorded $0.2 million for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 17. Equity and Other Comprehensive Income (Loss)

Equity

Stock Repurchase Program

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our outstanding Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, representing approximately 10% of our outstanding Common Stock, plus any unutilized shares left from the July 2015 authorization. We have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement). In the six months ended March 31, 2024 and 2023, we had no share repurchases under these programs.

Accumulated Other Comprehensive Loss

The tables below summarize the changes in accumulated other comprehensive loss, net of tax, by component for the six months ended March 31, 2024 and March 31, 2023 (in millions):

	Deferred Loss on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)
Other comprehensive (loss) income before reclassifications	(18.4)	—	136.6	118.2
Amounts reclassified from accumulated other comprehensive loss	13.0	12.7	—	25.7
Net current period other comprehensive (loss) income	(5.4)	12.7	136.6	143.9
Balance at March 31, 2024	$(10.3)	$(559.3)	$(185.1)	$(754.7)

(1)	All amounts are net of tax and noncontrolling interests.

	Deferred Loss on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(45.3)	—	299.7	254.4
Amounts reclassified from accumulated other comprehensive loss	30.0	22.4	29.0	81.4
Net current period other comprehensive (loss) income	(15.3)	22.4	328.7	335.8
Balance at March 31, 2023	$(24.4)	$(719.2)	$(374.9)	$(1,118.5)

(1)	All amounts are net of tax and noncontrolling interests.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 26% to 27% for the six months ended March 31, 2024 and 26% to 27% for the six months ended March 31, 2023. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss for the six months ended March 31, 2024 were primarily due to gains in the Mexican Peso, British Pound and Polish Zloty, each against the U.S. dollar. Foreign currency translation adjustments recorded in accumulated other comprehensive loss for the six months ended March 31, 2023 were primarily due to gains in the Mexican Peso, British Pound, Brazilian Real and Czech Koruna, each against the U.S. dollar.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component (in millions):

	Three Months Ended			Three Months Ended
	March 31, 2024			March 31, 2023
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(6.8)	$1.7	$(5.1)	$(13.2)	$3.3	$(9.9)
Prior service costs(2)	(2.2)	0.6	(1.6)	(1.9)	0.5	(1.4)
Subtotal defined benefit plans	(9.0)	2.3	(6.7)	(15.1)	3.8	(11.3)
Derivative Instruments:(1)
Natural gas commodity hedge loss(3)	(12.0)	2.9	(9.1)	(26.8)	6.7	(20.1)
Total reclassifications for the period	$(21.0)	$5.2	$(15.8)	$(41.9)	$10.5	$(31.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.

(2)	Included in the computation of net periodic pension cost. See “Note 5. Retirement Plans” for additional details.

(3)	These accumulated other comprehensive loss components are included in Cost of goods sold.

	Six Months Ended			Six Months Ended
	March 31, 2024			March 31, 2023
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(13.6)	$3.6	$(10.0)	$(26.5)	$6.9	$(19.6)
Prior service costs(2)	(3.7)	1.0	(2.7)	(3.8)	1.0	(2.8)
Subtotal defined benefit plans	(17.3)	4.6	(12.7)	(30.3)	7.9	(22.4)
Foreign currency translation adjustments:(1)
Recognition of previously unrealized net foreign currency loss upon consolidation of equity investment(3)	—	—	—	(29.0)	—	(29.0)
Derivative Instruments:(1)
Natural gas commodity hedge loss(4)	(17.2)	4.2	(13.0)	(40.0)	10.0	(30.0)
Total reclassifications for the period	$(34.5)	$8.8	$(25.7)	$(99.3)	$17.9	$(81.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.

(2)	Included in the computation of net periodic pension cost. See “Note 5. Retirement Plans” for additional details.

(3)	Amount reflected in Equity in income (loss) of unconsolidated entities in the consolidated statements of operations.

(4)	These accumulated other comprehensive loss components are included in Cost of goods sold.

Note 18. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in millions, except per share data):

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023
Numerator:
Net income (loss) attributable to common stockholders	$15.5	$(2,006.1)	$(6.9)	$(1,960.8)
Denominator:
Basic weighted average shares outstanding	258.0	255.6	257.5	255.2
Effect of dilutive stock options and non-participating securities	1.3	—	—	—
Diluted weighted average shares outstanding	259.3	255.6	257.5	255.2
Basic earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)
Diluted earnings (loss) per share attributable to common stockholders	$0.06	$(7.85)	$(0.03)	$(7.68)

Approximately 0.2 million and 2.5 million shares underlying awards in the three months ended March 31, 2024 and 2023, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive. Approximately 1.8 million and 2.8 million shares underlying awards in the six months ended March 31, 2024 and 2023, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF AND FOR THE THREE MONTHS ENDED 31 DECEMBER 2023

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended December 31,
(In millions, except per share data)	2023	2022
Net sales	$4,620.0	$4,923.1
Cost of goods sold	3,861.2	4,157.1
Gross profit	758.8	766.0
Selling, general and administrative expense excluding intangible amortization	527.1	479.1
Selling, general and administrative intangible amortization expense	82.0	86.6
Restructuring and other costs, net	65.5	32.1
Operating profit	84.2	168.2
Interest expense, net	(101.4)	(97.3)
Pension and other postretirement non-service income (cost)	0.2	(5.0)
Other (expense) income, net	(4.7)	25.2
Equity in income (loss) of unconsolidated entities	4.2	(36.0)
Gain on sale of RTS and Chattanooga	0.5	—
(Loss) income before income taxes	(17.0)	55.1
Income tax expense	(5.7)	(8.3)
Consolidated net (loss) income	(22.7)	46.8
Less: Net loss (income) attributable to noncontrolling interests	0.3	(1.5)
Net (loss) income attributable to common stockholders	(22.4)	45.3

Basic (loss) earnings per share attributable to common stockholders	(0.09)	0.18
Diluted (loss) earnings per share attributable to common stockholders	(0.09	0.18

Basic weighted average shares outstanding	257.0	254.7
Diluted weighted average shares outstanding	257.0	256.7

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended December 31,
(In millions)	2023	2022
Consolidated net (loss) income	$(22.7)	$46.8
Other comprehensive income, net of tax:
Foreign currency translation adjustments:
Foreign currency translation gain	158.8	117.5
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	—	29.0
Derivatives:
Deferred loss on cash flow hedges	(11.6)	(21.8)
Reclassification adjustment of net loss on cash flow hedges included in earnings	3.9	9.9
Defined benefit pension and other postretirement benefit plans:
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	4.9	9.7
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	1.1	1.4
Other comprehensive income, net of tax	157.1	145.7
Comprehensive income	134.4	192.5
Less: Comprehensive loss (income) attributable to noncontrolling interests	0.3	(1.8)
Comprehensive income attributable to common stockholders	$134.7	$190.7

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except per share data)	December 31, 2023	September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$488.1	$393.4
Accounts receivable (net of allowances of $58.6 and $60.2)	2,439.9	2,591.9
Inventories	2,391.3	2,331.5
Other current assets (amount related to SPEs of $0 and $862.1)	739.2	1,584.8
Assets held for sale	87.6	91.5
Total current assets	6,146.1	6,993.1
Property, plant and equipment, net	11,230.2	11,063.2
Goodwill	4,270.2	4,248.7
Intangibles, net	2,507.3	2,576.2
Prepaid pension asset	629.5	618.3
Other noncurrent assets (amount related to SPEs of $383.5 and $382.7)	1,962.9	1,944.2
Total Assets	$26,746.2	$27,443.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$462.3	$533.0
Accounts payable	2,159.2	2,123.9
Accrued compensation and benefits	415.4	524.9
Other current liabilities (amount related to SPEs of $0 and $776.7)	931.9	1,737.6
Total current liabilities	3,968.8	4,919.4
Long-term debt due after one year	8,235.9	8,050.9
Pension liabilities, net of current portion	194.7	191.2
Postretirement benefit liabilities, net of current portion	100.9	99.1
Deferred income taxes	2,254.4	2,433.2
Other noncurrent liabilities (amount related to SPEs of $330.7 and $330.2)	1,826.9	1,652.2
Commitments and contingencies (Note 16)
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common Stock, $0.01 par value; 600.0 million shares authorized; 257.0 million and 256.4 million shares outstanding at December 31, 2023 and September 30, 2023, respectively	2.6	2.6
Capital in excess of par value	10,710.2	10,698.5
Retained earnings	176.5	278.2
Accumulated other comprehensive loss	(741.5)	(898.6)
Total stockholders’ equity	10,147.8	10,080.7
Noncontrolling interests	16.8	17.0
Total equity	10,164.6	10,097.7
Total Liabilities and Equity	$26,746.2	$27,443.7

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited)

	Three Months Ended December 31,
(In millions, except per share data)	2023	2022
Number of Shares of Common Stock Outstanding:
Balance at beginning of period	256.4	254.4
Issuance of common stock, net of stock received for tax withholdings	0.6	0.2
Balance at end of period	257.0	254.6
Common Stock:
Balance at beginning of period	$2.6	$2.5
Balance at end of period	2.6	2.5
Capital in Excess of Par Value:
Balance at beginning of period	10,698.5	10,639.4
Compensation expense under share-based plans	8.4	9.6
Issuance of common stock, net of stock received for tax withholdings	3.3	3.6
Balance at end of period	10,710.2	10,652.6
Retained Earnings:
Balance at beginning of period	278.2	2,214.4
Net (loss) income attributable to common stockholders	(22.4)	45.3
Dividends declared (per share - $0.3025 and $0.275)(1)	(79.3)	(71.4)
Balance at end of period	176.5	2,188.3
Accumulated Other Comprehensive Loss:
Balance at beginning of period	(898.6)	(1,454.3)
Other comprehensive income, net of tax	157.1	145.4
Balance at end of period	(741.5)	(1,308.9)
Total Stockholders’ equity	10,147.8	11,534.5
Noncontrolling Interests:(2)
Balance at beginning of period	17.0	17.7
Net (loss) income	(0.3)	0.1
Adjustments to noncontrolling interests	0.1	—
Balance at end of period	16.8	17.8
Total equity	$10,164.6	$11,552.3

(1)	Includes cash dividends and dividend equivalent units on certain equity awards.

(2)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity on the consolidated balance sheets.

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31,
(In millions)	2023	2022
Operating activities:
Consolidated net (loss) income	$(22.7)	$46.8
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation, depletion and amortization	381.8	373.2
Deferred income tax benefit	(23.3)	(19.5)
Share-based compensation expense	7.3	9.6
Pension and other postretirement cost (income), net of contributions	0.5	3.6
Cash surrender value increase in excess of premiums paid	(17.4)	(13.1)
Equity in (income) loss of unconsolidated entities	(4.2)	36.0
Gain on sale of RTS and Chattanooga	(0.5)	—
Gain on sale of businesses	—	(11.1)
Other impairment adjustments	(4.8)	(0.7)
Gain on disposal of assets, net	(2.3)	(1.7)
Other, net	(2.0)	0.7
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	181.5	284.9
Inventories	(25.7)	(53.8)
Other assets	(73.5)	(64.3)
Accounts payable	(23.5)	(113.9)
Income taxes	10.8	0.2
Accrued liabilities and other	(107.0)	(211.0)
Net cash provided by operating activities	275.0	265.9
Investing activities:
Capital expenditures	(247.3)	(282.2)
Cash paid for purchase of businesses, net of cash received	—	(853.5)
Proceeds from settlement of Timber Note related to SPEs	860.0	—
Proceeds from corporate owned life insurance	3.1	2.2
Proceeds from sale of businesses	0.5	25.9
Proceeds from currency forward contracts	—	23.2
Proceeds from the sale of unconsolidated entities	1.0	—
Proceeds from sale of property, plant and equipment	8.3	4.5
Other, net	(0.2)	(0.3)
Net cash provided by (used for) investing activities	625.4	(1,080.2)
Financing activities:
Additions to revolving credit facilities	—	20.8
Repayments of revolving credit facilities	—	(126.9)
Additions to debt	102.3	1,527.9
Repayments of debt	(35.0)	(648.8)
Changes in commercial paper, net	(34.7)	301.5
Other debt additions (repayments), net	16.5	(23.6)
Repayment of Timber Loan related to SPEs	(774.0)	—
Cash dividends paid to stockholders	(77.6)	(70.0)
Other, net	(1.5)	2.0
Net cash (used for) provided by financing activities	(804.0)	982.9
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1.7)	(5.7)
Changes in cash, cash equivalents and restricted cash in assets held-for-sale	—	(7.9)
Increase in cash, cash equivalents and restricted cash	94.7	155.0
Cash, cash equivalents and restricted cash at beginning of period	393.4	260.2
Cash, cash equivalents and restricted cash at end of period	$488.1	$415.2

See Accompanying Notes to Consolidated Financial Statements

WESTROCK COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

We are a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Note 1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Our independent registered public accounting firm has not audited the accompanying interim financial statements. We derived the consolidated balance sheet at September 30, 2023 from the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the "Fiscal 2023 Form 10-K"). In the opinion of management, all normal recurring adjustments necessary for the fair presentation of the consolidated financial statements have been included for the interim periods reported.

The interim financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") for interim financial information and with Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). Accordingly, they omit certain notes and other information from the interim financial statements presented in this report. Therefore, these interim financial statements should be read in conjunction with the Fiscal 2023 Form 10-K. The results for the three months ended December 31, 2023 are not necessarily indicative of results that may be expected for the full year.

On December 1, 2022, we completed our previously announced acquisition of the remaining 67.7% interest in Gondi, S.A. de C.V. ("Grupo Gondi") for $969.8 million in cash and the assumption of debt ("Mexico Acquisition"). We have accounted for this acquisition as a business combination resulting in its consolidation. See "Note 3. Acquisitions" for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. Pursuant to the terms of the sale agreement, we transferred the control of these mills to the buyer and recorded a pre-tax gain on sale of $11.1 million recorded in Other (expense) income, net in our consolidated statements of operations. During the third quarter of fiscal 2023, we recorded a de minimis final working capital settlement.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a transaction agreement (the "Transaction Agreement") with Smurfit Kappa Group plc, a public limited company incorporated in Ireland ("Smurfit Kappa"), Cepheidway Limited (to be renamed Smurfit WestRock plc), a private limited company incorporated in Ireland ("ListCo"), and Sun Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of ListCo ("Merger Sub").

The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to a scheme of arrangement (the "Scheme") each issued ordinary share of Smurfit Kappa (the "Smurfit Kappa Shares") will be exchanged for one ordinary share of ListCo (a "ListCo Share"), as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company (the "Merger" and, together with the Scheme, the "Transaction"), with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of common stock, par value $0.01 per share, of the Company (the "Common Stock"), with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in early July 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange ("NYSE") and (ii) listed on the Standard Listing segment of the Official List of the Financial Conduct Authority and admitted to trading on the main market for listed securities of the London Stock Exchange. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (the approval of the Scheme by 75% or more in value of the Smurfit Kappa Shares held by such shareholders of Smurfit Kappa that are present and voting at the Court Meeting (as defined in the Transaction Agreement), and the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders’ approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Significant Accounting Policies

See "Note 1. Description of Business and Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for a summary of our significant accounting policies.

Supplier Finance Program Obligations

We maintain supplier finance programs whereby we have entered into payment processing agreements with certain financial institutions. These agreements allow participating suppliers to track payment obligations from WestRock, and if voluntarily elected by the supplier, to sell payment obligations from WestRock to financial institutions at a discounted price. We are not a party to the agreements between the participating financial institutions and the suppliers in connection with the program, and we do not reimburse suppliers for any costs they incur for participation in the program. We have not pledged any assets as security or provided any guarantees as part of the programs. We have no economic interest in our suppliers’ decisions to participate in the programs. Our responsibility is limited to making payment in full to the respective financial institution according to the terms originally negotiated with the supplier, which generally do not exceed 120 days. WestRock or the financial institutions may terminate the agreements upon 30 or 90 days’ notice.

The outstanding payment obligations to financial institutions under these programs were $436.1 million and $425.8 million as of December 31, 2023 and September 30, 2023, respectively. These obligations are classified as accounts payable within the consolidated balance sheets.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Recent Accounting Developments

New Accounting Standards — Recently Adopted

In September 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023, other than the rollforward disclosure requirement which we will adopt in fiscal 2025. The adoption did not have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method". This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We adopted the provisions of this ASU beginning October 1, 2023. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures". This ASU expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. This update is effective for fiscal years beginning after December 15, 2024 (fiscal 2026 for us). All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. We are evaluating the impact of this ASU.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures". This ASU expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The updates will be applied retrospectively to all periods presented in financial statements. This ASU is effective for annual periods beginning after December 15, 2023 (fiscal 2025 for us), and for interim periods beginning after December 15, 2024 (fiscal 2026 for us). Early adoption is permitted. We are evaluating the impact of this ASU.

Note 2. Revenue Recognition

Disaggregated Revenue

Accounting Standards Codification ("ASC") 606 "Revenue from Contracts with Customers" requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. See "Note 7. Segment Information" for additional information.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following tables summarize our disaggregated revenue by primary geographical markets (in millions):

	Three Months Ended December 31, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,796.4	$593.8	$820.5	$248.1	$(61.0)	$3,397.8
Latin America	485.4	6.1	23.5	40.4	(4.1)	551.3
Canada	135.1	116.7	51.1	1.2	(0.7)	303.4
EMEA(1)	3.0	270.9	11.9	—	(1.4)	284.4
Asia Pacific	—	71.8	11.3	—	—	83.1
Total	$2,419.9	$1,059.3	$918.3	$289.7	$(67.2)	$4,620.0

(1)	Europe, Middle East and Africa ("EMEA")

	Three Months Ended December 31, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$1,973.5	$703.0	$1,022.7	$276.7	$(71.5)	$3,904.4
Latin America	225.5	51.7	33.6	41.4	(1.3)	350.9
Canada	137.1	123.7	45.5	3.4	(1.5)	308.2
EMEA(1)	1.3	259.9	11.1	—	(0.1)	272.2
Asia Pacific	—	76.7	10.7	—	—	87.4
Total	$2,337.4	$1,215.0	$1,123.6	$321.5	$(74.4)	$4,923.1

Revenue Contract Balances

Our contract assets relate to the manufacturing of certain products that have no alternative use to us, with right to payment for performance completed to date on these products, including a reasonable profit. Contract assets are reduced when the customer takes title to the goods and assumes the risks and rewards for the goods. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Three Months Ended December 31, 2022
	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2023	$241.7	$13.5
Increase (decrease)	9.4	(2.6)
Ending balance - December 31, 2023	251.1	10.9

Note 3. Acquisitions

When we obtain control of a business by acquiring its net assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, "Business Combinations" ("ASC 805"). The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7% interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

In connection with the transaction, in the first quarter of fiscal 2023, we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income (loss) of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% of equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control, and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during the one year period from the acquisition date (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments (1) (2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8
Current portion of debt(3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year(3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments did not have a significant impact on our consolidated statements of operations in any period.

(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.

(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

Transaction costs to acquire the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 4. Restructuring and Other Costs, Net" for additional information.

Note 4. Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $65.5 million for the three months ended December 31, 2023 and $32.1 million for the three months ended December 31, 2022. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net (in millions):

	Three Months Ended December 31,
	2023	2022
Restructuring	$62.7	$15.4
Other	2.8	16.7
Restructuring and other costs, net	$65.5	$32.1

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The Tacoma and North Charleston mills' annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills.

By closing these mills, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

The numbers in the table below, particularly in the cumulative and total expected columns, also include various impairments and other charges associated with our fiscal 2022 decisions to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill. See "Note 5. Restructuring and Other Costs, Net" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA (as hereinafter defined), we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the three months ended December 31, 2023 and 2022, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

	Three Months Ended December 31,
	2023	2022	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$(0.9)	$12.7	$12.7
Severance and other employee costs	4.5	1.7	23.2	23.3
Other restructuring costs	3.2	0.1	10.9	33.0
Restructuring total	$8.0	$0.9	$46.8	$69.0
Consumer Packaging
PP&E and related costs	$0.7	$—	$5.0	$5.0
Severance and other employee costs	18.6	6.4	46.3	47.8
Other restructuring costs	1.6	(0.3)	8.3	17.1
Restructuring total	$20.9	$6.1	$59.6	$69.9
Global Paper
PP&E and related costs	$(4.1)	$(1.1)	$951.6	$951.6
Severance and other employee costs	(5.1)	(0.2)	36.9	37.9
Other restructuring costs	44.0	6.0	168.8	268.0
Restructuring total	$34.8	$4.7	$1,157.3	$1,257.5
Distribution
Severance and other employee costs	$(0.1)	$—	$1.7	$1.7
Other restructuring costs	(2.8)	—	8.2	10.5
Restructuring total	$(2.9)	$—	$9.9	$12.2
Corporate
PP&E and related costs	$—	$0.4	$2.6	$2.6
Severance and other employee costs	0.3	2.2	7.5	7.5
Other restructuring costs	1.6	1.1	19.6	23.7
Restructuring total	$1.9	$3.7	$29.7	$33.8
Total
PP&E and related costs	$(3.1)	$(1.6)	$971.9	$971.9
Severance and other employee costs	18.2	10.1	115.6	118.2
Other restructuring costs	47.6	6.9	215.8	352.3
Restructuring total	$62.7	$15.4	$1,303.3	$1,442.4

We have defined "PP&E and related costs" as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents our acquisition, integration and divestiture costs (in millions):

	Three Months Ended December 31
	2023	2022
Acquisition costs	$1.9	$11.0
Integration costs	0.6	4.3
Divestiture costs	0.3	1.4
Other total	$2.8	$16.7

Acquisition costs in fiscal 2024 and 2023 in the table above primarily include transaction costs related to the Transaction and the Mexico Acquisition, respectively.

Accruals

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs, net" on our consolidated statements of operations (in millions):

	Three Months Ended December 31
	2023	2022
Accrual at beginning of fiscal year	$55.5	$25.2
Additional accruals	22.1	11.6
Payments	(15.0)	(13.7)
Adjustment to accruals	(4.0)	(1.7)
Foreign currency rate changes and other	0.4	—
Accrual at December 31	$59.0	$21.4

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	Three Months Ended December 31
	2023	2022
Additional accruals and adjustments to accruals (see table above)	$18.1	$9.9
PP&E and related costs	(3.1)	(1.6)
Severance and other employee costs	0.2	0.1
Acquisition costs	1.9	11.0
Integration costs	0.6	4.3
Divestiture costs	0.3	1.4
Other restructuring costs	47.5	7.0
Total restructuring and other costs, net	$65.5	$32.1

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Note 5. Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several multiemployer pension plans ("MEPP" or "MEPPs") that provide retirement benefits to certain union employees in accordance with various collective bargaining agreements and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. See "Note 6. Retirement Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information regarding our involvement with retirement plans.

MEPPs

In the normal course of business, we evaluate our potential exposure to MEPPs, including potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from the Pace Industry Union-Management Pension Fund ("PIUMPF") and recorded a withdrawal liability and a liability for our proportionate share of PIUMPF’s accumulated funding deficiency. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency. In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our MEPPs and see "Note 16. Commitments and Contingencies — Other Litigation" for additional information on the litigation.

At December 31, 2023 and September 30, 2023, we had recorded withdrawal liabilities of $203.7 million and $203.2 million, respectively, including liabilities associated with PIUMPF's accumulated funding deficiency demands.

Pension and Postretirement Cost

The following table presents a summary of the components of net pension cost (in millions):

	Three Months Ended December 31
	2023	2022
Service cost	$6.6	$7.5
Interest cost	65.5	63.7
Expected return on plan assets	(76.0)	(75.8)
Amortization of net actuarial loss	8.1	14.5
Amortization of prior service cost	1.7	2.1
Company defined benefit plan cost	5.9	12.0
Multiemployer and other plans	0.4	0.3
Net pension cost	$6.3	$12.3

The non-service elements of our pension and postretirement cost set forth in this Note 5 are reflected in the consolidated statements of operations line item "Pension and other postretirement non-service income (cost)". The service cost components are reflected in "Cost of goods sold" and "Selling, general and administrative expense excluding intangible amortization" line items.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

We maintain other postretirement benefit plans that provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans. The following table presents a summary of the components of the net postretirement cost (in millions):

	Three Months Ended December 31
	2023	2022
Service cost	$0.2	$0.2
Interest cost	1.9	1.8
Amortization of net actuarial gain	(1.3)	(1.1)
Amortization of prior service credit	(0.1)	(0.2)
Net postretirement cost	$0.7	$0.7

Employer Contributions

During the three months ended December 31, 2023, we made contributions to our qualified and supplemental defined benefit pension plans of $4.3 million and for the three months ended December 31, 2022 we made contributions of $7.6 million.

During the three months ended December 31, 2023, we funded an aggregate of $1.8 million to our other postretirement benefit plans and for the three months ended December 31, 2022, we funded an aggregate of $1.5 million.

Note 6. Income Taxes

The effective tax rate for the three months ended December 31, 2023 was (33.5)% due to the loss. The effective tax rates were impacted by (i) the inclusion of state taxes, (ii) interest accrued on uncertain tax benefits, (iii) income derived from certain foreign jurisdictions subject to higher tax rates and (iv) the exclusion of tax benefits related to losses recorded by certain foreign operations, partially offset by research and development and other tax credits.

The effective tax rate for the three months ended December 31, 2022 was 15.1%. The effective tax rate was impacted by (i) a net benefit from the tax effects related to the acquisition of the remaining interest in Grupo Gondi and (ii) benefits from research and development and other tax credits, partially offset by (i) the inclusion of state taxes, (ii) income derived from certain foreign jurisdictions subject to higher tax rates and (iii) the exclusion of tax benefits related to losses recorded by certain foreign operations.

During the three months ended December 31, 2023 and December 31, 2022, cash paid for income taxes, net of refunds, was $19.3 million and $28.6 million, respectively.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. We do not believe the provisions of the Inflation Reduction Act that became effective in fiscal 2024 will have a material impact on our financial results.

Note 7. Segment Information

We report our financial results of operations in the following four reportable segments:

Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" ("ASC 280") because it is used by our chief operating decision maker ("CODM") to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Adjusted EBITDA is defined as pre-tax earnings of a reportable segment before depreciation, depletion and amortization, and excludes the following items our CODM does not consider part of our segment performance: restructuring and other costs, net, non-allocated expenses, interest expense, net, other (expense) income, net, gain on sale of RTS and Chattanooga, and other adjustments - each as outlined in the table below ("Adjusted EBITDA"). Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The tables in this Note 7 show selected financial data for our reportable segments (in millions):

	Three Months Ended December 31
	2023	2022
Net sales (aggregate):
Corrugated Packaging	$2,419.9	$2,337.4
Consumer Packaging	1,059.3	1,215.0
Global Paper	918.3	1,123.6
Distribution	289.7	321.5
Total	$4,687.2	$4,997.5
Less net sales (intersegment):
Corrugated Packaging	$59.2	$68.4
Consumer Packaging	5.3	4.7
Distribution	2.7	1.3
Total	$67.2	$74.4
Net sales (unaffiliated customers):
Corrugated Packaging	$2,360.7	$2,269.0
Consumer Packaging	1,054.0	1,210.3
Global Paper	918.3	1,123.6
Distribution	287.0	320.2
Total	$4,620.0	$4,923.1
Adjusted EBITDA:
Corrugated Packaging	$327.8	$329.4
Consumer Packaging	166.2	183.3
Global Paper	118.4	157.3
Distribution	9.0	10.8
Total	621.4	680.8
Depreciation, depletion and amortization	(381.8)	(373.2)
Restructuring and other costs, net	(65.5)	(32.1)
Non-allocated expenses	(50.7)	(28.7)
Interest expense, net	(101.4)	(97.3)
Other (expense) income, net	(4.7)	25.2
Gain on sale of RTS and Chattanooga	0.5	—
Other adjustments	(34.8)	(119.6)
Income (loss) before income taxes	$(17.0)	$55.1

See "Note 4. Restructuring and Other Costs, Net" for additional information on how the Restructuring and other costs, net relate to our reportable segments.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Additional selected financial data (in millions):

	Three Months Ended December 31
	2023	2022
Depreciation, depletion and amortization:
Corrugated Packaging	$205.3	$192.2
Consumer Packaging	86.5	84.1
Global Paper	81.1	89.1
Distribution	7.3	6.9
Corporate	1.6	0.9
Total	$381.8	$373.2
Other adjustments:
Corrugated Packaging	$5.1	$49.8
Consumer Packaging	3.6	31.6
Global Paper	1.5	17.5
Distribution	(0.3)	—
Corporate	24.9	20.7
Total	$34.8	$119.6
Equity in income (loss) of unconsolidated entities:
Corrugated Packaging	$3.2	$(35.8)
Consumer Packaging	—	—
Global Paper	1.0	(0.2)
Total	$4.2	$(36.0)

Other adjustments in the table above for the three months ended December 31, 2023 consist primarily of:

•	business systems transformation costs in Corporate of $24.9 million, and

•	losses at facilities in the process of being closed of $9.1 million (excluding depreciation and amortization), split across our segments.

Other adjustments in the table above for the three months ended December 31, 2022 consist primarily of:

•	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in "Note 3. Acquisitions",

•	incremental work stoppage costs at our Mahrt mill of $31.3 million pre-tax in our Consumer Packaging segment and $10.3 million pre-tax in our Global Paper segment,

•	business systems transformation costs in Corporate of $20.2 million, and

•	acquisition accounting inventory-related adjustments of $5.5 million and $3.0 million in the Global Paper and Corrugated Packaging segments, respectively.

Note 8. Interest Expense, Net

The components of interest expense, net are as follows (in millions):

	Three Months Ended December 31
	2023	2022
Interest expense	$(139.5)	$(118.9)
Interest income	38.1	21.6
Interest expense, net	$(101.4)	$(97.3)

Cash paid for interest, net of amounts capitalized, was $93.2 million and $68.1 million during the three months ended December 31, 2023 and December 31, 2022, respectively.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Note 9. Inventories

We value substantially all of our U.S. inventories at the lower of cost or market, with cost determined on a last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out ("FIFO") basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies.

The components of inventories were as follows (in millions):

	December 31, 2023	September 30, 2023
Finished goods and work in process	$1,083.8	$1,044.9
Raw materials	1,045.8	1,049.8
Spare parts and supplies	601.7	578.2
Inventories at FIFO cost	2,731.3	2,672.9
LIFO reserve	(340.0)	(341.4)
Net inventories	$2,391.3	$2,331.5

Note 10. Property, Plant and Equipment

The components of property, plant and equipment were as follows (in millions):

	December 31, 2023	September 30, 2023
Property, plant and equipment at cost:
Land and buildings	$3,099.3	$2,994.7
Machinery and equipment	18,026.7	17,682.4
Forestlands	113.3	105.2
Transportation equipment	27.9	27.3
Leasehold improvements	100.9	98.8
Construction in progress	927.4	967.8
	22,295.5	21,876.2
Less: accumulated depreciation, depletion and amortization	(11,065.3)	(10,813.0)
Property, plant and equipment, net	11,230.2	11,063.2

Accrued additions to property, plant and equipment at December 31, 2023 and September 30, 2023 were $188.4 million and $165.2 million, respectively.

Note 11. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, "Fair Value Measurement". We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. See "Note 13. Fair Value" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for more information. We disclose the fair value of our long-term debt in "Note 12. Debt". We disclose the fair value of our derivative instruments in "Note 14. Derivatives" and our restricted assets and non-recourse liabilities held by special purpose entities in "Note 15. Special Purpose Entities". We disclose the fair value of our pension and postretirement assets and liabilities in "Note 6. Retirement Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Nonrecurring Fair Value Measurements

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they become subject to fair value remeasurement upon obtaining control due to a step-up acquisition or when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, right-of-use ("ROU") assets related to operating or finance leases, and goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs, Net" for impairments associated with restructuring activities presented as "PP&E and related costs". During the three months ended December 31, 2023 and 2022, we did not have any significant nonfinancial assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the "Monetization Agreement") with Coöperatieve Rabobank U.A., New York Branch, as purchaser, ("Rabo") on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled amortization termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, "Transfers and Servicing" ("ASC 860"). We pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo’s investment.

We also have a similar $110.0 million facility that was amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain general revisions. The facility was again amended on December 4, 2023 to include certain fee and other general revisions, including the extension of the term through December 4, 2024 and the ability to effectuate the Transaction without any additional consent from the counterparty. The facility purchase limit was unchanged and the facility remains uncommitted.

The customers from these facilities are not included in the Receivables Securitization Facility (as hereinafter defined) that is discussed in "Note 12. Debt".

The following table presents a summary of these accounts receivable monetization agreements for the three months ended December 31, 2023 and December 31, 2022 (in millions):

	Three Months Ended December 31
	2023	2022
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(673.2)	(734.0)
Receivables collected by financial institutions	667.5	715.4
Cash proceeds from financial institutions	5.7	18.6
Receivable from financial institutions at December 31	$—	$—

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $697.8 million and $692.2 million as of December 31, 2023 and September 30, 2023, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $12.3 million for the three months ended December 31, 2023, and $10.9 million for the three months ended December 31, 2022, and is recorded in "Other (expense) income, net" in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 12. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo Inc. ("WRKCo") and WestRock MWV, LLC ("MWV") are guaranteed by WestRock Company and certain of its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by WestRock Company and certain of its subsidiaries. At December 31, 2023, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following table shows the carrying value of the individual components of our debt (in millions):

	December 31, 2023	September 30, 2023
Public bonds due fiscal 2025 to 2028	$2,939.4	$2,938.6
Public bonds due fiscal 2029 to 2033	2,735.9	2,739.5
Public bonds due fiscal 2037 to 2047	177.2	177.3
Revolving credit and swing facilities	43.6	32.0
Term loan facilities	1,347.7	1,347.4
Receivables securitization	525.0	425.0
Commercial paper	249.2	283.9
International and other debt	48.4	61.9
Finance lease obligations	521.2	472.6
Vendor financing and commercial card programs	110.6	105.7
Total debt	8,698.2	8,583.9
Less: current portion of debt	462.3	533.0
Long-term debt due after one year	$8,235.9	$8,050.9

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them as of December 31, 2023.

The estimated fair value of our debt was approximately $8.5 billion as of December 31, 2023 and $8.1 billion at September 30, 2023. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and either is primarily based on quoted prices for those or similar instruments in a less active market, or approximates their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

See "Note 14. Debt" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information on our debt, including interest rates on that debt.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of "Change of Control" to add an exception for the proposed Transaction.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there were no amounts outstanding under the facility.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the "European Revolving Credit Agreement") with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there were no amounts outstanding under the facility.

Term Loan Facilities

Farm Loan Credit Facility

On July 7, 2022, we amended and restated the prior credit agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at December 31, 2023 and September 30, 2023 was $598.5 million and $598.4 million, respectively.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add a three-year senior unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that could be drawn in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at December 31, 2023 and September 30, 2023 was $749.2 million and $749.0 million, respectively.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), primarily to extend the maturity to February 27, 2026 and to complete the transition from LIBOR to Term SOFR. At December 31, 2023 and September 30, 2023, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $612.9 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at December 31, 2023 and September 30, 2023 were approximately $1,024.1 million and $1,177.6 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At December 31, 2023 and September 30, 2023, there was $525.0 million and $425.0 million borrowed under this facility, respectively.

Commercial Paper

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue senior short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At December 31, 2023 and September 30, 2023, there was $249.2 million and $283.9 million issued, respectively.

Note 13. Leases

We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. Our total lease cost, net was $111.2 million during the three months ended December 31, 2023. Our total lease cost, net was $97.3 million during the three months ended December 31, 2022. We obtained $11.4 million and $53.6 million of ROU assets in exchange for lease liabilities for operating leases during the three months ended December 31, 2023 and 2022, respectively. Additionally, we obtained $92.7 million of ROU assets in exchange for lease liabilities for finance leases during the three months ended December 31, 2023 and none in the three months ended December 31, 2022.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Supplemental Balance Sheet Information Related to Leases

The table below presents supplemental balance sheet information related to leases (in millions):

	Consolidated Balance Sheet Caption	December 31, 2023	September 30, 2023
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$622.2	$648.5

Current operating lease liabilities	Other current liabilities	$195.5	$202.4
Noncurrent operating lease liabilities	Other noncurrent liabilities	477.4	499.7
Total operating lease liabilities		$672.9	$702.1

Finance leases:
Property, plant and equipment		$453.5	$400.6
Accumulated depreciation		(65.7)	(105.3)
Property, plant and equipment, net		$387.8	$295.3

Current finance lease liabilities	Current portion of debt	$25.9	$62.9
Noncurrent finance lease liabilities	Long-term debt due after one year	495.3	409.7
Total finance lease liabilities		$521.2	$472.6

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Note 14. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

	Metric	December 31, 2023	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu	20.4	22.0

The following table sets forth the location and fair values of our derivative instruments (in millions):

	Consolidated Balance Sheet Caption	December 31, 2023	September 30, 2023
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities(1)	$16.6	$6.3

(1)	At December 31, 2023 and September 30, 2023, liability positions by counterparty were partially offset by $0.2 million and $0.2 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	Three Months Ended December 31,
	2023	2022
Natural gas commodity contracts	$(7.7)	$(11.9)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

		Three Months Ended December 31,
	Consolidated Statement of Operations Caption	2023	2022
Natural gas commodity contracts	Cost of goods sold	$(5.2)	$(13.2)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

		Three Months Ended December 31,
	Consolidated Statement of Operations Caption	2023	2022
Foreign currency contracts	Other (expense) income, net	$—	$19.7

Note 15. Special Purpose Entities

Pursuant to the sale of certain forestlands in 2007 and 2013, special purpose entities ("SPEs") received and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses, certain installment notes receivable ("Timber Notes"), and using these installment notes as collateral, the special purpose entities received proceeds under secured financing agreements ("Non-recourse Liabilities"). See "Note 17. Special Purpose Entities" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The restricted assets and non-recourse liabilities held by special purpose entities are included in the consolidated balance sheets in the following (in millions):

	December 31, 2023	September 30, 2023
Other current assets	$—	$862.1
Other noncurrent assets	$383.5	$382.7

Other current liabilities	$—	$776.7
Other noncurrent liabilities	$330.7	$330.2

The decrease in Other current assets and Other current liabilities subsequent to September 30, 2023 reflects the collection of an installment note receivable of $860 million and payment of a secured financing liability of $774 million in December 2023. This resulted in a receipt of $88.1 million, net of interest and other items, from the related special purpose entity to the Company.

The carrying value of the remaining restricted asset and non-recourse liability as of December 31, 2023 approximates fair value due to their floating rates. As of September 30, 2023, the aggregate fair value of the Timber Notes and Non-recourse Liabilities was $1,257.2 million and $1,112.4 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	Three Months Ended December 31,
	2023	2022
Interest income on Timber Notes(1)	$12.3	$13.1
Interest expense on Timber Loans(1)	$10.6	$11.7
Cash receipts on Timber Notes(2)	$32.2	$24.9
Cash payments on Timber Loans(2)	$28.6	$23.4

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.

(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

Note 16. Commitments and Contingencies

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"). Based on information known to us and assumptions, we do not believe that the costs of any ongoing investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including investigation or remediation triggered by the closures or sales of former manufacturing facilities may necessitate, and/or natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

See "Note 19. Commitments and Contingencies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to environmental matters.

As of December 31, 2023, we had $9.4 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.1 million is included in Other current liabilities, on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liabilities for these matters was adequately reserved at December 31, 2023.

Climate Change

Climate change presents risks and uncertainties for us. Unpredictable weather patterns or extended periods of severe weather may result in interruptions to our manufacturing operations, as well as supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing greenhouse gas ("GHG") emissions come into effect. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years.

See "Note 19. Commitments and Contingencies" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to climate change.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of MWV) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock effective January 23, 2023.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$723 million ($149 million) as of December 31, 2023, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table in our Fiscal 2023 Form 10-K; see "Note 7. Income Taxes" of the Notes to Consolidated Financial Statements in the Fiscal 2023 Form 10-K for additional information. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF’s accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which we received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund’s accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2023, there were approximately 575 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At December 31, 2023, we had $14.7 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

See "Note 19. Commitments and Contingencies — Indirect Tax Claim" of the Notes to Consolidated Financial Statements section in the Fiscal 2023 Form 10-K for information related to our previously recorded estimated recoveries.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of December 31, 2023, we had recorded $0.8 million for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 17. Equity and Other Comprehensive Income

Equity

Stock Repurchase Program

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our outstanding Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, representing approximately 10% of our outstanding Common Stock, plus any unutilized shares left from the July 2015 authorization. We have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement). In the three months ended December 31, 2023 and 2022, we had no share repurchases under these programs.

Accumulated Other Comprehensive Loss

The tables below summarize the changes in accumulated other comprehensive loss, net of tax, by component for the three months ended December 31, 2023 and December 31, 2022 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)
Other comprehensive (loss) income before reclassifications	(11.6)	—	158.8	147.2
Amounts reclassified from accumulated other comprehensive loss	3.9	6.0	—	9.9
Net current period other comprehensive (loss) income	(7.7)	6.0	158.8	157.1
Balance at December 31, 2023	$(12.6)	$(566.0)	$(162.9)	$(741.5)

(1)            All amounts are net of tax and noncontrolling interests.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(21.8)	—	117.2	95.4
Amounts reclassified from accumulated other comprehensive loss	9.9	11.1	29.0	50.0
Net current period other comprehensive (loss) income	(11.9)	11.1	146.2	145.4
Balance at December 31, 2022	$(21.0)	$(730.5)	$(557.4)	$(1,308.9)

(1)            All amounts are net of tax and noncontrolling interests.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 28% to 29% for the three months ended December 31, 2023 and 27% to 28% for the three months ended December 31, 2022. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss for the three months ended December 31, 2023 were primarily due to gains in the Mexican Peso, Brazilian Real, Canadian dollar and British Pound, each against the U.S. dollar. Foreign currency translation adjustments recorded in accumulated other comprehensive loss for the three months ended December 31, 2022 were primarily due to gains in the British Pound, Brazilian Real, Mexican Peso, Polish Zloty, Czech Koruna and Canadian dollar, each against the U.S. dollar.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component (in millions):

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
	Pre-tax	Tax	Net of Tax	Pre-tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items:(1)
Actuarial losses(2)	$(6.8)	$1.9	$(4.9)	$(13.3)	$3.6	$(9.7)
Prior service costs(2)	(1.5)	0.4	(1.1)	(1.9)	0.5	(1.4)
Subtotal defined benefit plans	(8.3)	2.3	(6.0)	(15.2)	4.1	(11.1)

Foreign currency translation adjustments:(1)
Recognition of previously unrealized net foreign currency loss upon consolidation of equity investment(3)	—	—	—	(29.0)	—	(29.0)

Derivative Instruments:(1)
Natural gas commodity hedge loss(4)	(5.2)	1.3	(3.9	(13.2)	3.3	(9.9)

Total reclassifications for the period	$(13.5)	$3.6	$(9.9)	$(57.4)	$7.4	$(50.0)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.

(2)	Included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional details.

(3)	Amount reflected in Equity in income (loss) of unconsolidated entities in the consolidated statements of operations.

(4)	These accumulated other comprehensive loss components are included in Cost of goods sold.

Notes to Consolidated Financial Statements (Unaudited) (Continued)

Note 18. Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share (in millions, except per share data):

	Three Months Ended December 31,
	2023	2022
Numerator:
Net (loss) income attributable to common stockholders	$(22.4)	$45.3

Denominator:
Basic weighted average shares outstanding	257.0	254.7
Effect of dilutive stock options and non-participating securities	—	2.0
Diluted weighted average shares outstanding	257.0	256.7

Basic (loss) earnings per share attributable to common stockholders	$(0.09)	$0.18
Diluted (loss) earnings per share attributable to common stockholders	$(0.09)	$0.18

Approximately 2.1 million and 1.0 million shares underlying awards in the three months ended December 31, 2023 and 2022, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2023 AND 2022 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2023

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
(In millions, except per share data)	2023	2022	2021
Net sales	$20,310.0	$21,256.5	$18,746.1
Cost of goods sold	16,725.5	17,237.5	15,320.8
Gross profit	3,584.5	4,019.0	3,425.3
Selling, general and administrative expense excluding intangible amortization	2,014.4	1,932.6	1,759.3
Selling, general and administrative intangible amortization expense	341.5	350.4	357.1
Multiemployer pension withdrawal (income) expense	(12.1)	0.2	(2.9)
Restructuring and other costs, net	859.2	383.0	30.6
Impairment of goodwill and mineral rights	1,893.0	26.0	—
Operating (loss) profit	(1,511.5)	1,326.8	1,281.2
Interest expense, net	(417.9)	(318.8)	(372.3)
Gain (loss) on extinguishment of debt	10.5	(8.5)	(9.7)
Pension and other postretirement non-service (cost) income	(21.8)	157.4	134.9
Other (expense) income, net	(6.1)	(11.0)	10.9
Equity in income of unconsolidated entities	3.4	72.9	40.9
Gain on sale of RTS and Chattanooga	238.8	—	—
(Loss) income before income taxes	(1,704.6)	1,218.8	1,085.9
Income tax benefit (expense)	60.4	(269.6)	(243.4)
Consolidated net (loss) income	(1,644.2)	949.2	842.5
Less: Net income attributable to noncontrolling interests	(4.8)	(4.6)	(4.2)
Net (loss) income attributable to common stockholders	$(1,649.0)	$944.6	$838.3
Basic (loss) earnings per share attributable to common stockholders	$(6.44)	$3.64	$3.16
Diluted (loss) earnings per share attributable to common stockholders	$(6.44)	$3.61	$3.13

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Year Ended September 30,
(In millions)	2023	2022	2021
Consolidated net (loss) income	$(1,644.2)	$949.2	$842.5
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation gain (loss)	354.9	(241.5)	124.3
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	29.0	—	—
Reclassification of previously unrealized net foreign currency gain upon sale of RTS	(2.3)	—	—
Derivatives:
Deferred loss on cash flow hedges	(50.2)	(10.3)	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	54.4	1.4	5.5
Defined benefit pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during period	120.8	(216.3)	165.6
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	40.1	6.4	25.5
Prior service cost arising during period	(1.5)	(0.2)	(4.2)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	5.7	6.1	4.5
Reclassification of net pension adjustment upon sale of RTS	7.9	—	—
Other comprehensive income (loss), net of tax	558.8	(454.4)	321.1
Comprehensive (loss) income	(1,085.4)	494.8	1,163.6
Less: Comprehensive income attributable to noncontrolling interests	(7.9)	(5.4)	(4.5)
Comprehensive (loss) income attributable to common stockholders	$(1,093.3)	$489.4	$1,159.1

CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions)	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$393.4	$260.2
Accounts receivable (net of allowances of $60.2 and $66.3)	2,591.9	2,683.9
Inventories	2,331.5	2,317.1
Other current assets (amount related to SPEs of $862.1 and $0)	1,584.8	689.8
Assets held for sale	91.5	34.4
Total current assets	6,993.1	5,985.4
Property, plant and equipment, net	11,063.2	10,081.4
Goodwill	4,248.7	5,895.2
Intangibles, net	2,576.2	2,920.6
Prepaid pension asset	618.3	440.3
Other noncurrent assets (amount related to SPEs of $382.7 and $1,253.0)	1,944.2	3,082.6
Total assets	$27,443.7	$28,405.5
LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$533.0	$212.2
Accounts payable	2,123.9	2,252.1
Accrued compensation and benefits	524.9	627.9
Other current liabilities (amount related to SPEs of $776.7 and $0)	1,737.6	810.6
Total current liabilities	4,919.4	3,902.8
Long-term debt due after one year	8,050.9	7,575.0
Pension liabilities, net of current portion	191.2	189.4
Postretirement benefit liabilities, net of current portion	99.1	105.4
Deferred income taxes	2,433.2	2,761.9
Other noncurrent liabilities (amount related to SPEs of $330.2 and $1,117.8)	1,652.2	2,445.8
Commitments and contingencies (Note 19)
Redeemable noncontrolling interests	—	5.5
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 256.4 million and 254.4 million shares outstanding at September 30, 2023 and September 30, 2022, respectively	2.6	2.5
Capital in excess of par value	10,698.5	10,639.4
Retained earnings	278.2	2,214.4
Accumulated other comprehensive loss	(898.6)	(1,454.3)
Total stockholders’ equity	10,080.7	11,402.0
Noncontrolling interests	17.0	17.7
Total equity	10,097.7	11,419.7
Total liabilities and equity	$27,443.7	$28,405.5

CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2023	2022	2021
Number of Shares of Common Stock Outstanding:	254.4	265.0	260.4
Balance at beginning of fiscal year
Issuance of common stock, net of stock received for tax withholdings	2.0	2.0	7.1
Purchases of common stock(1)	—	(12.6)	(2.5)
Balance at end of fiscal year	256.4	254.4	265.0
Common Stock:
Balance at beginning of fiscal year	$2.5	$2.7	$2.6
Issuance of common stock, net of stock received for tax withholdings	0.1	—	0.1
Purchases of common stock(1)	—	(0.2)
Balance at end of fiscal year	2.6	2.5	2.7
Capital in Excess of Par Value:
Balance at beginning of fiscal year	10,639.4	11,058.8	10,916.3
Compensation expense under share-based plans	64.3	93.4	88.5
Issuance of common stock, net of stock received for tax withholdings	(5.6)	11.9	158.8
Purchases of common stock(1)	—	(524.3)	(103.7)
Other	0.4	(0.4)	(1.1)
Balance at end of fiscal year	10,698.5	10,639.4	11,058.8
Retained Earnings:
Balance at beginning of fiscal year	2,214.4	1,607.9	1,031.6
Adoption of accounting standards(2)	—	—	(3.8)
Net (loss) income attributable to common stockholders	(1,649.0)	944.6	838.3
Dividends declared (per share - $1.10, $1.00 and $0.88)(3)	(287.2)	(263.0)	(236.3)
Issuance of common stock, net of stock received for tax withholdings	—	(2.1)	(0.5)
Purchases of common stock(1)	—	(73.0)	(21.4)
Balance at end of fiscal year	278.2	2,214.4	1,607.9
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(1,454.3)	(999.1)	(1,319.9)
Other comprehensive income (loss), net of tax	555.7	(455.2)	320.8
Balance at end of fiscal year	(898.6)	(1,454.3)	(999.1)
Total Stockholders’ equity	10,080.7	11,402.0	11,670.3
Noncontrolling Interests:(4)
Balance at beginning of fiscal year	17.7	19.7	16.9
Net (loss) income	(0.7)	(1.5)	1.7
Distributions and adjustments to noncontrolling interests	—	(0.5)	1.1
Balance at end of fiscal year	17.0	17.7	19.7
Total Equity	$10,097.7	$11,419.7	$11,690.0

(1)	In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021).

(2)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13, “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”.

(3)	Includes cash dividends and dividend equivalent units declared on certain restricted stock units and restricted stock.

(4)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2023	2022	2021
Operating activities:
Consolidated net (loss) income	$(1,644.2)	$949.2	$842.5
Adjustments to reconcile consolidated net (loss) income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,535.8	1,488.6	1,460.0
Deferred income tax benefit	(475.2)	(98.2)	(38.3)
Share-based compensation expense	64.2	93.3	88.6
401 (k) match and company contribution in common stock	—	2.5	136.1
Pension and other postretirement funding (more) less than cost (income)	16.5	(135.6)	(111.5)
Cash surrender value increase in excess of premiums paid	(38.2)	(2.0)	(49.4)
Equity in income of unconsolidated entities	(3.4)	(72.9)	(40.9)
Gain on sale of RTS and Chattanooga	(238.8)	—	—
Goodwill impairment
Gain on sale of other businesses	(11.2)	—	(16.5)
Gain on sale of investment	—	—	(16.0)
Impairment of goodwill and mineral rights	1,893.0	26.0	—
Other impairment adjustments	637.1	325.5	34.6
(Gain) loss on disposal of plant, equipment and other, net	(3.2)	(17.5)	3.7
Other	(34.4)	(0.4)	13.8
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	407.1	(161.5)	(428.9)
Inventories	107.8	(310.4)	(200.0)
Other assets	(263.9)	86.6	(372.6)
Accounts payable	(280.3)	79.5	430.3
Income taxes	91.0	16.9	0.7
Accrued liabilities and other	68.2	(249.2)	543.7
Net cash provided by operating activities	1,827.9	2,020.4	2,279.9
Investing activities:
Capital expenditures	(1,142.1)	(862.6)	(815.5)
Cash paid for purchase of businesses, net of cash acquired	(853.5)	(7.0)	—
Proceeds from corporate owned life insurance	42.2	60.8	44.9
Proceeds from sale of RTS and Chattanooga, net	318.2	—	—
Proceeds from sale of other businesses	27.6	—	58.5
Proceeds from currency forward contracts	23.2	—	—
Proceeds from the sale of unconsolidated entities	53.4	—	—
Proceeds from sale of investment	—	—	29.5
Proceeds from sale of property, plant and equipment	26.8	28.2	6.3
Proceeds from property, plant and equipment insurance settlement	—	1.7	3.2
Other	(3.0)	2.9	(2.9)
Net cash used for investing activities	(1,507.2)	(776.0)	(676.0)
Financing activities:
Additions to revolving credit facilities	52.9	382.4	435.0
Repayments of revolving credit facilities	(344.2)	(378.3)	(415.0)
Additions to debt	1,836.4	888.2	259.9
Repayments of debt	(1,720.8)	(1,376.5)	(1,544.3)
Changes in commercial paper, net	283.9	—	—
Other debt (repayments) additions, net	(7.1)	31.5	23.1
Issuances of common stock, net of related tax withholdings
Purchases of common stock	—	(600.0)	(122.4)
Cash dividends paid to stockholders	(281.3)	(259.5)	(233.8)
Other	(13.3)	30.9	17.1
Net cash used for financing activities	(193.5)	(1,281.3)	(1,580.4)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6.0	6.2	16.3
Increase (decrease) in cash, cash equivalents and restricted cash	133.2	(30.7)	39.8
Cash, cash equivalents and restricted cash at beginning of period	260.2	290.9	251.1
Cash, cash equivalents and restricted cash at end of period	$393.4	$260.2	$290.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to WestRock Company, its wholly-owned subsidiaries and its partially- owned consolidated subsidiaries.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

On September 29, 2023, we completed the sale of our Seven Hills mill joint venture in Lynchburg, VA and received $11.0 million of cash proceeds, subject to certain customary adjustments, and recorded an aggregate pre-tax net gain on sale of $4.3 million; $7.6 million was recorded in the Equity in income of unconsolidated entities line item in our consolidated statements of operations that was partially offset by a $3.3 million loss on sale of property, plant and equipment that was recorded in cost of goods sold.

On September 8, 2023, we sold our interior partitions converting operations (our ownership interest in RTS Packaging, LLC) and our Chattanooga, TN uncoated recycled paperboard mill to our joint venture partner and received $318.2 million of net cash proceeds, including a preliminary working capital adjustment and other customary adjustments. We recorded a pre-tax gain on sale of $238.8 million which is recorded in "Gain on sale of RTS and Chattanooga" in our consolidated statements of operations, excluding divestiture costs. Divestiture costs are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 5. Restructuring and Other Costs, Net" for additional information.

On June 16, 2023, we sold our ownership interest in an unconsolidated displays joint venture for $43.8 million in cash and recorded a pre-tax gain on sale of $19.3 million recorded in the Equity in income of unconsolidated entities line item in our consolidated statements of operations including a de minimis adjustment in the fourth quarter.

On December 1, 2022, we completed our acquisition of the remaining 67.7% interest in Grupo Gondi for $969.8 million in cash and the assumption of debt. We accounted for this acquisition as a business combination resulting in its consolidation. See "Note 3. Acquisitions" for additional information.

On December 1, 2022, we sold our Eaton, IN, and Aurora, IL uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. We received proceeds of $25 million, a preliminary working capital settlement of $0.9 million and are financing the remaining $25 million. During the third quarter of fiscal 2023, we recorded a de minimis final working capital adjustment. Pursuant to the terms of the sale agreement, we transferred control of these mills to the buyer and recorded a pre-tax gain on sale of $11.2 million in Other (expense) income, net in our consolidated statements of operations.

Transaction Agreement with Smurfit Kappa

On September 12, 2023, we entered into a Transaction Agreement with Smurfit Kappa, Cepheidway Limited (to be renamed Smurfit WestRock plc), ListCo and Merger Sub. The Transaction Agreement provides, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, that (a) pursuant to the Scheme each issued ordinary share of Smurfit Kappa will be exchanged for one ListCo Share, as a result of which Smurfit Kappa will become a wholly owned subsidiary of ListCo, and (b) following the implementation of the Scheme, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of ListCo. As a result of the Merger, each share of our Common Stock, with certain exceptions, will be converted into the right to receive one ListCo Share and $5.00 in cash. All shares owned by the Company, any Company subsidiary, Smurfit Kappa, Merger Sub or any of their respective subsidiaries will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor. The Transaction Agreement also provides a mechanism for converting outstanding Company equity awards to ListCo awards. The Transaction is expected to close in the second calendar quarter of 2024, conditional upon regulatory approvals, shareholder approvals and satisfaction of other closing conditions. We expect that the ListCo shares will be (i) registered under the Securities Exchange Act of 1934, as amended, and listed on the NYSE and (ii) listed on the FCA and admitted to trading on the main market for listed securities of LSE. Shares of our Common Stock will be delisted from the NYSE and deregistered under the Exchange Act.

The Transaction is subject to certain conditions set forth in the Transaction Agreement, including, but not limited to: certain regulatory clearances, approval by the shareholders and stockholders of both companies (75% or more for Smurfit Kappa shareholders and a majority for our stockholders), the registration statement for the offer of ListCo Shares being declared effective by the SEC and the approval of the ListCo Shares for listing on the NYSE.

The Transaction Agreement contains certain termination rights for both parties. Upon termination of the Transaction Agreement under specified circumstances, including if our board changes or withdraws its recommendation to our stockholders or willfully breaches its non-solicitation covenant, we will be required to make a payment to Smurfit Kappa equal to $147 million in cash. If the Transaction Agreement is terminated in connection with the failure to obtain our stockholders' approval, we will be required to make a payment to Smurfit Kappa equal to $57 million in cash. Smurfit Kappa will be required to make payments to us in connection with the termination of the Transaction Agreement under specified circumstances.

The foregoing summary of the Transaction Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Transaction Agreement.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for as equity method investments. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted for under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 8. Segment Information" for additional information on our equity method investments.

Reclassifications and Adjustments

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

Immaterial Presentation Correction

In the third quarter of fiscal 2023, we evaluated our financing facilities, determined that the borrowings and repayments for certain facilities should be presented gross instead of net within financing cash flow activities on our consolidated statements of cash flows, and corrected the presentation of relevant prior period amounts. The correction increased both Additions to debt and Repayments of debt by $385.0 million and increased both Additions to revolving credit facilities and Repayments of revolving credit facilities by $5.0 million in fiscal 2022, resulting in Additions to debt of $888.2 million, Repayments of debt of $1,376.5 million, Additions to revolving credit facilities of $382.4 million and Repayments of revolving credit facilities of $378.3 million, with no change to Net cash used for financing activities. The correction has no effect on the previously reported net cash flows from operating or investing activities. Additionally, the correction did not impact cash flows reported for fiscal 2021. Management does not believe the correction to be material to our current or previously filed financial statements.

Ransomware Incident

As previously disclosed, on January 23, 2021, we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, such as shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and team members. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimated the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries – approximately $10 million as a reduction of SG&A expense excluding intangible amortization and approximately $5 million as a reduction of Cost of goods sold. In fiscal 2022, we recorded a $57.2 million credit for ransomware insurance recoveries, recording $50.6 million of business interruption recoveries as a reduction of Cost of goods sold and $6.6 million of direct cost recoveries as a reduction of SG&A expense excluding intangible amortization. In fiscal 2023, we recorded a $10.0 million credit for ransomware insurance recoveries as a reduction of Cost of goods sold. We present ransomware recoveries received as Net cash provided by operating activities in our consolidated statements of cash flows. Our recoveries related to the ransomware incident are now complete.

In order to contain and remediate the cybersecurity incident, we engaged a leading cybersecurity defense firm to complete a forensics investigation and performed short- term mitigation actions in the latter half of 2021. Mitigations performed included the execution of a company-wide password reset and the deployment of security tooling across all our servers and workstations. Additionally, to address longer term security objectives, we developed a multi-year security and resiliency roadmap, aimed to strengthen the company's ability to detect, respond, and recover from security incidents. This roadmap included initiatives to bolster our information security posture across the enterprise, and to deploy technology and process improvements to allow for faster and more effective incident response and recovery. More specifically, key areas of focus for the resiliency roadmap included: strengthening security monitoring controls, improving security at our operating locations, automating identity and access management, expanding third-party security, modernizing the network and file and print infrastructure, and updating backup capabilities.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We base our estimates on the current information available, our experiences and various other assumptions believed to be reasonable under the circumstances. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, pricing cycles relating to industry capacity, product mix, and in some cases, actuarial techniques. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer specifications), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) with a corresponding reduction in finished goods inventory on our balance sheet.

Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods. Our revenues are primarily derived from fixed consideration. However, we net provisions for discounts, returns, allowances, customer rebates and other adjustments against our gross sales. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit-worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable monetization agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts. See "Note 13. Fair Value — Accounts Receivable Monetization Agreements" for additional information.

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. We recorded credit impairment losses of $5.9 million and $4.6 million in fiscal 2023 and 2022, respectively, and income of $9.4 million in fiscal 2021.

The following table represents a summary of the changes in the reserve for allowance for estimated credit impairment losses, returns and allowances, and cash discounts for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$66.3	$68.1	$66.3
Reduction in sales and charges to costs and expenses	252.0	261.9	236.5
Deductions	(258.1)	(263.7)	(234.7)
Balance at end of fiscal year	$60.2	$66.3	$68.1

Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories are primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 43% and 35% of FIFO cost of all inventory at September 30, 2023 and 2022, respectively. The increase in fiscal 2023 is primarily due to the Mexico Acquisition. See "Note 10. Inventories" for additional information.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Costs include raw materials and supplies, direct labor, indirect labor related to the manufacturing process, and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

When adopting the provisions of ASC 842, "Leases" we elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease right-of-use ("ROU") assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 15. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

Goodwill

In accordance with ASC 350, we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the present value of expected cash flows ("Income Approach") or, as appropriate, a combination of the Income Approach and the guideline public company method ("Market Approach").

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, EBITDA margins, capital expenditures and discount rates. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. Under the guideline public company method, we estimate the fair value of the reporting unit based on published EBITDA multiples of comparable public companies with similar operations and economic characteristics. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value, but not in excess of the total amount of goodwill allocated to the respective reporting unit, as required under ASU 2017-04 "Simplifying the Test for Goodwill Impairment".

In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process. Consistent with past practice, the estimated fair value of our reporting units was determined using a combination of Income Approach and the Market Approach. These fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors.

In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,821.8 million after-tax) associated with our interim goodwill impairment analysis completed in the second quarter. See "Note 8. Segment Information" of the Notes to Consolidated Financial Statements for additional information.

During the fourth quarter of fiscal 2023, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 9.5% to 14.5%. We used perpetual growth rates ranging from 0.0% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. The fair value of our Consumer Packaging reporting unit exceeded its carrying value by 30%. However, our Corrugated Packaging and Distribution reporting units had fair values that exceeded their respective carrying values by less than 10%. Our Corrugated Packaging reporting unit had a narrow fair value cushion due to the goodwill impairment charge recorded for the reporting unit in the second quarter of fiscal 2023 and the fair value accounting related to the Mexico Acquisition.

If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of only our Consumer Packaging reporting unit would have continued to exceed its carrying value. In our fiscal 2023 annual goodwill impairment analysis, projected future cash flows for the Corrugated Packaging and Distribution reporting units were discounted at 9.5% and 14.5%, respectively. Based on the discounted cash flow model and holding other valuation assumptions constant, the discount rates for Corrugated Packaging and Distribution reporting units would have to be increased to 9.9% and 15.4%, respectively, in order for the estimated fair value of the reporting units to fall below their carrying values.

At September 30, 2023, the Corrugated Packaging, Consumer Packaging and Distribution reporting units had $2,603.7 million, $1,506.6 million and $138.4 million of goodwill, respectively. Our Global Paper reporting unit had no goodwill. Because the fair values of the Corrugated Packaging and Distribution reporting units are not substantially more than their carrying values, these reporting units have greater risk of future impairments should we experience adverse changes in our assumptions, estimates, or market factors. If the assumptions, estimates, and market factors underlying our fair value determinations change adversely, we may be exposed to additional impairment charges, which could be material. Additionally, there are certain risks inherent to our operations as described in Item 1A. "Risk Factors".

Subsequent to our annual test, we monitored industry economic trends through the end of fiscal 2023 and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years.

Long-Lived Assets

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including amortizable intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. See "Note 5. Restructuring and Other Costs, Net" for additional information on long-lived asset write-offs included in restructuring charges recorded in conjunction with our decision to permanently cease operations at our Tacoma, WA and North Charleston, SC containerboard mills. Our long-lived assets, including intangible assets, remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 2 to 40 years and have a weighted average life of approximately 15.9 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Cloud Computing Arrangements

We utilize cloud computing arrangements such as hosting arrangements which are service contracts, whereby we gain remote access to use software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Subscription fees are usually prepaid and recorded in operating expense over the related subscription period. Implementation costs for cloud computing arrangements are capitalized within Other current assets or Other noncurrent assets if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. Amortization of capitalized implementation costs is recorded as operating expense on a straight-line basis over the term of the cloud computing arrangement, which is the non-cancellable period of the agreement, together with periods covered by renewal options which we are reasonably certain to exercise. The unamortized implementation costs related to our cloud computing arrangements were $51.7 million, $4.1 million and $1.1 million at September 30, 2023, 2022 and 2021, respectively. The increase in fiscal 2023 was related to our business systems transformation project.

Restructuring and Other Costs, Net

Our restructuring and other costs, net include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities.

When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value upon its ultimate sale. For facility closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped facilities that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed facility's production to our other facilities. We believe these actions have allowed us to more effectively manage our business.

Identifying and calculating the cost to exit operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 5. Restructuring and Other Costs, Net" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value Measurements

We estimate fair values in accordance with ASC 820 "Fair Value Measurement". ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

•	Level 1 – Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to level 1 inputs.

•	Level 2 – Observable inputs other than quoted prices in active markets.

•	Level 3 – Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to level 3 inputs.

We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in our fair value measurements.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 14. Debt" and our pension and postretirement assets and liabilities in "Note 6. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets. Additionally, we measure our derivative contracts, if any, based on observable inputs such as interest rates, yield curves, spot and future commodity prices, and spot and future exchange rates.

We measure certain assets and liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 5. Restructuring and Other Costs, Net" for impairments associated with restructuring activities. Given the nature of such assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 13. Fair Value".

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815, "Derivatives and Hedging" ("ASC815"), or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated. Derivative financial instruments are not used for trading or other speculative purposes.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

See "Note 16. Derivatives" for additional information regarding our foreign currency and natural gas commodity derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. As part of the enacted Tax Act, Global Intangible Low Taxed Income ("GILTI") provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to treat any potential GILTI inclusions as a period cost during the year incurred.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. While we are still evaluating the impact that provisions of the Inflation Reduction Act becoming effective in fiscal 2024 will have on our financial results, we do not believe the impact will be material.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation – Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our consolidated balance sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 6. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor". The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation – Stock Compensation". Pursuant to our incentive stock plans, we can grant options, restricted stock, restricted stock units and stock appreciation rights ("SAR" or "SARs") to employees and non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our awards are restricted stock units granted to employees and generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. See "Note 22. Share-Based Compensation" for additional information.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. We record our asset retirement obligations in Other current liabilities and Other noncurrent liabilities.

Our asset retirement obligations consist primarily of costs related to the closure of manufacturing facilities, and includes captive, non-hazardous solid waste landfills owned and operated by certain of our paper mills. The following table sets forth changes to the asset retirement obligations (in millions):

	2023	2022
Balance at beginning of fiscal year	$96.0	$73.6
Accretion expense	3.5	2.7
Liabilities incurred	30.7	25.1
Payments	(4.2)	(4.0)
Revisions in estimated cash flows	0.8	(1.4)
Foreign currency rate changes	0.2	—
Balance at end of fiscal year	$127.0	$96.0

Liabilities incurred for our asset retirement obligations in fiscal 2023 and fiscal 2022 were primarily related to certain manufacturing facility closures for items such as oil and process chemical removal that were previously determined to have an indeterminate settlement date and adjustment to anticipated landfill obligations. See "Note 5. Restructuring and Other Costs, Net" for additional information on mill closures.

Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. In the event of future closures, redesigns, or renovations of certain production facilities, it is possible that we may be required to take steps to remove certain materials from these facilities including asbestos and chemicals. Currently, any such obligations have an indeterminate settlement date, and we believe that adequate information does not exist to apply an expected- present-value technique to estimate any such potential obligations. Accordingly, we will recognize a liability for such items in the period in which sufficient information becomes available to reasonably estimate the fair value of these obligations.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every 12 to 24 months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2023 and 2022 were $140.9 million and $121.8 million, respectively. The assets are recorded as Other noncurrent assets on the consolidated balance sheets.

Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of operations within Other (expense) income, net. We recorded a gain on foreign currency transactions of $10.8 million in fiscal 2023, while we recorded a loss on foreign currency transactions of $5.0 million and $0.7 million in fiscal 2022 and 2021, respectively.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of a remedial feasibility study and clear indication of remedial options. We adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 19. Commitments and Contingencies — Environmental."

New Accounting Standards — Adopted in Fiscal 2023

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832) – Disclosures by Business Entities about Government Assistance". This ASU aims to increase the transparency of government assistance through the annual disclosure of the types of assistance, an entity's accounting for the assistance and the effect of the assistance on an entity's financial statements. This ASU is effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us), with early adoption permitted. We adopted the provisions of ASU 2021-10 beginning October 1, 2022. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". This ASU requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU aims to reduce diversity in practice and increase comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We early adopted the provisions of ASU 2021-08 beginning October 1, 2022. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs could be adopted after their respective issuance dates through December 31, 2022. In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848", which extends the period of time entities can utilize the reference rate reform relief guidance under ASU 2020-04 from December 31, 2022 to December 31, 2024. See "Note 14. Debt" for information regarding the amendments to our credit facilities. We adopted the provisions of this optional guidance beginning October 1, 2022. The adoption of these ASUs did not have a material impact on our consolidated financial statements.

New Accounting Standards — Pending Adoption in Fiscal 2024

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that all entities that use supplier finance programs in connection with the purchase of goods and services disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), each with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method". This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In March 2023, the FASB issued ASU 2023-01, "Leases (Topic 842): Common Control Arrangements". This ASU requires all lessees to amortize leasehold improvements associated with common control leases over their useful life to the common control group and account for them as a transfer of assets between entities under common control at the end of the lease. This update is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted in any annual or interim period as of the beginning of the related fiscal year. We are evaluating the impact of this ASU.

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". This ASU clarifies that contractual sale restrictions should not be considered in measuring the fair value of equity securities. This ASU is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

Note 2.      Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location.

The following tables summarize our disaggregated revenue by primary geographical markets for fiscal 2023, 2022 and 2021 (in millions):

	Year Ended September 30, 2023
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,782.4	$2,843.4	$3,946.0	$1,072.7	$(295.6)	$15,348.9
Canada	554.3	516.1	204.9	11.1	(5.4)	1,281.0
Latin America	1,709.5	80.9	129.8	176.9	(15.3)	2,081.8
EMEA	8.7	1,201.2	47.2	—	(1.0)	1,256.1
Asia Pacific	—	300.2	42.0	—	—	342.2
Total	$10,054.9	$4,941.8	$4,369.9	$1,260.7	$(317.3)	$20,310.0

	Year Ended September 30, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$8,264.7	$2,870.9	$5,344.8	$1,238.3	$(357.2)	$17,361.5
Canada	578.8	510.0	227.7	16.1	(7.5)	1,325.1
Latin America	456.4	194.4	230.7	164.5	(0.4)	1,045.6
EMEA	7.7	1,079.9	63.2	—	(0.3)	1,150.5
Asia Pacific	—	310.0	63.8	—	—	373.8
Total	$9,307.6	$4,965.2	$5,930.2	$1,418.9	$(365.4)	$21,256.5

	Year Ended September 30, 2021
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,518.8	$2,463.7	$4,547.7	$1,105.9	$(318.9)	$15,317.2
Canada	519.3	473.0	205.2	19.7	(6.8)	1,210.4
Latin America	357.3	159.1	100.1	129.2	(0.3)	745.4
EMEA	5.1	1,038.2	62.7	—	—	1,106.0
Asia Pacific	—	299.9	67.3	—	(0.1)	367.1
Total	$8,400.5	$4,433.9	$4,983.0	$1,254.8	$(326.1)	$18,746.1

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance – October 1, 2022	$244.0	$13.9
Decrease	(2.3)	(0.4)
Ending balance – September 30, 2023	$241.7	$13.5

Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3.   Acquisitions

When we obtain control of a business by acquiring its assets, or some or all of its equity interest, we account for those acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date.

Mexico Acquisition

On December 1, 2022, we completed the Mexico Acquisition. The acquiree is a leading integrated producer of fiber-based sustainable packaging solutions that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This acquisition provides us with further geographic and end market diversification as well as positions us to continue to grow in the attractive Latin American market.

See below for a summary of the purchase consideration transferred as defined under ASC 805 (in millions):

Purchase Consideration
Cash consideration transferred for 67.7 % interest	$969.8
Fair value of the previously held interest	403.7
Settlement of preexisting relationships (net receivable from joint venture)	40.2
Purchase consideration transferred	$1,413.7

In connection with the transaction, in the first quarter of fiscal 2023 we recognized a $46.8 million non-cash, pre-tax loss (or $24.6 million after release of a related deferred tax liability) on our original 32.3% investment. The loss is reflected in the Equity in income of unconsolidated entities line item in our consolidated statements of operations and included the write-off of historical foreign currency translation adjustments previously recorded in Accumulated other comprehensive loss in our consolidated balance sheet, as well as the difference between the fair value of the consideration paid and the carrying value of our prior ownership interest. The fair value of our previously held interest in the joint venture was estimated to be $403.7 million at the acquisition date based on the cash consideration exchanged for acquiring the 67.7% equity interest adjusted for the deemed payment of a control premium. This step-acquisition provided us with 100% control and we met the other requirements under ASC 805 for the transaction to be accounted for using the acquisition method of accounting. We have included the financial results of the acquired operations in our Corrugated Packaging segment. Post-acquisition, sales to the operations acquired in the Mexico Acquisition are eliminated from our Global Paper segment results.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed in the Mexico Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during fiscal 2023 (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments(1)(2)	Amounts Recognized as of Acquisition Date (as Adjusted)
Cash and cash equivalents	$116.3	$—	$116.3
Current assets, excluding cash and cash equivalents	697.0	(71.2)	625.8
Property, plant and equipment	1,380.3	43.0	1,423.3
Goodwill	231.2	6.2	237.4
Other noncurrent assets	101.4	0.6	102.0
Total assets acquired	2,526.2	(21.4)	2,504.8

Current portion of debt (3)	13.2	—	13.2
Current liabilities, excluding debt	384.8	(50.4)	334.4
Long-term debt due after one year (3)	591.4	36.2	627.6
Pension liabilities, net of current portion	35.2	(3.1)	32.1
Deferred income taxes	69.8	(4.1)	65.7
Other noncurrent liabilities	18.1	—	18.1
Total liabilities assumed	1,112.5	(21.4)	1,091.1
Net assets acquired	$1,413.7	$—	$1,413.7

(1)	The measurement period adjustments recorded in fiscal 2023 did not have a significant impact on our consolidated statements of operations for the year ended September 30, 2023.

(2)	The measurement period adjustments were primarily due to refinements to the carrying amounts of certain assets and liabilities. The net impact of the measurement period adjustments resulted in a net increase in goodwill.

(3)	Includes $494.8 million of debt that we assumed and repaid in connection with the closing of the Mexico Acquisition. The remaining balance relates to current and long-term portions of finance leases.

We continue to analyze the estimated values of all assets acquired and liabilities assumed including, among other things, finalizing third-party valuations; therefore, the allocation of the purchase price remains preliminary and subject to revision.

Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the acquisition (e.g., enhanced reach of the combined organization and other synergies), the assembled work force, and the establishment of deferred tax liabilities for the difference between book and tax basis of the assets and liabilities acquired. The goodwill is not amortizable for income tax purposes.

Transaction costs related to the Mexico Acquisition are expensed as incurred and recorded within Restructuring and other costs, net. See "Note 5. Restructuring and Other Costs, Net" for additional information.

Note 4.   Held For Sale

Assets held for sale at September 30, 2023 and September 30, 2022 were $91.5 million and $34.4 million, respectively. Assets held for sale for these periods were primarily related to closed facilities we are in the process of divesting.

Note 5.   Restructuring and Other Costs, Net

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs, net of $859.2 million, $383.0 million and $30.6 million for fiscal 2023, 2022 and 2021, respectively. Of these costs,

$604.6 million, $334.1 million and $13.4 million were non-cash for fiscal 2023, 2022 and 2021, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture can vary. We present our restructuring and other costs, net in more detail below.

The following table summarizes our Restructuring and other costs, net for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Restructuring	$803.9	$373.5	$27.6
Other	55.3	9.5	3.0
Restructuring and Other costs, net	$859.2	$383.0	$30.6

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete facility closures). A partial facility closure may consist of shutting down a machine and/or a workforce reduction. We have previously incurred reduction in workforce actions, facility closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2023, we announced our plan to permanently cease operating our Tacoma, WA and North Charleston, SC containerboard mills. These mills ceased production in September 2023 and June 2023, respectively. The combination of high operating costs and the need for significant capital investment were the determining factors in the decision to cease operations at these mills. The Tacoma and North Charleston mills' annual production capacity was 510,000 tons and 550,000 tons, respectively, of which approximately three-fifths and two-thirds, respectively, was shipped to external customers of the Global Paper segment.

In fiscal 2022, we recorded various impairments and other charges associated with our decision to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at our St. Paul, MN mill, as reflected in the table below in the Global Paper segment. These operations ceased production in June 2022 and October 2022, respectively. Both operations were expected to require significant capital investment to maintain and improve going forward, and the production of fluff pulp (at Panama City) was not a priority in our strategy to focus on higher value markets. The Panama City, FL mill had produced containerboard, primarily heavyweight kraft and fluff pulp, with a combined annual capacity of 645,000 tons of which approximately two-thirds was shipped to external customers. The corrugated medium manufacturing operations at St. Paul, MN had an annual capacity of 200,000 tons of which approximately two-fifths was shipped to external customers.

By closing these mills and the corrugated medium manufacturing operations at St. Paul, significant capital that would have been required to keep the mills competitive in the future is expected to be deployed to improve key assets. Charges recognized are reflected in the table below in the Global Paper segment. We expect to record future restructuring charges, primarily associated with carrying costs. We expect these costs to be partially offset in a future period by proceeds from the sale of these facilities.

In fiscal 2021, our restructuring charges included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). Due to market factors in fiscal 2021, we decided to delay the previously announced shutdown of a bleached paperboard machine at our Evadale, TX mill, and in fiscal 2022, we decided to cancel our plans to shut down the machine and reversed certain employee and other accrued restructuring charges. The machine is capable of swinging between selected grades (e.g., linerboard, bleached paperboard and pulp), and we intend to utilize the machine to produce selected grades based on demand.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA, we highlight the segment to which the charges relate. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives and our estimates of the total charges we expect to incur (in millions). These estimates are subject to a number of assumptions, and actual results may differ.

	2023	2022	2021	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$9.4	$(17.8)	$1.7	$13.1	$13.1
Severance and other employee costs	10.5	0.5	4.7	20.2	20.4
Other restructuring costs	4.0	2.6	2.9	10.1	27.3
Restructuring total	$23.9	$(14.7)	$9.3	$43.4	$60.8

Consumer Packaging
PP&E and related costs	$4.3	$—	$0.5	$6.5	$6.5
Severance and other employee costs	20.5	6.2	9.7	45.4	46.7
Other restructuring costs	4.1	2.7	3.1	14.3	20.1
Restructuring total	$28.9	$8.9	$13.3	$66.2	$73.3
Global Paper
PP&E and related costs	$583.9	$348.8	$0.2	$956.3	$956.3
Severance and other employee costs	30.5	11.2	—	42.1	43.8
Other restructuring costs	109.0	8.0	0.1	125.2	259.9
Restructuring total	$723.4	$368.0	$0.3	$1,123.6	$1,260.0
Distribution
Severance and other employee costs	$1.6	$—	$—	$1.8	$1.8
Other restructuring costs	10.0	1.0	—	11.0	13.3
Restructuring total	$11.6	$1.0	$—	$12.8	$15.1
Corporate
PP&E and related costs	$0.6	$2.0	$8.8	$11.4	$11.4
Severance and other employee costs	3.2	3.0	0.9	7.2	7.2
Other restructuring costs	12.3	5.3	(5.0)	16.8	22.4
Restructuring total	$16.1	$10.3	$4.7	$35.4	$41.0

Total
PP&E and related costs	$598.2	$333.0	$11.2	$987.3	$987.3
Severance and other employee costs	66.3	20.9	15.3	116.7	119.9
Other restructuring costs	139.4	19.6	1.1	177.4	343.0
Restructuring total	$803.9	$373.5	$27.6	$1,281.4	$1,450.2

We have defined "PP&E and related costs" as used in this Note 5 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as lease or other contract termination costs, facility carrying costs, equipment and inventory relocation costs, and other items, including impaired intangibles attributable to our restructuring actions.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2023	2022	2021
Acquisition costs	$26.1	$4.4	$0.5
Integration costs	9.1	0.7	1.7
Divestiture costs	20.1	4.4	0.8
Other total	$55.3	$9.5	$3.0

Acquisition costs for fiscal 2023 in the table above primarily include transaction costs related to the Mexico Acquisition and the Transaction.

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs, net" on our consolidated statements of operations for the last three fiscal years (in millions):

	2023	2022	2021
Accrual at beginning of fiscal year	$25.2	$13.4	$17.2
Additional accruals	70.5	33.4	17.4
Payments	(35.6)	(15.9)	(17.2)
Adjustment to accruals	(4.6)	(5.6)	(2.1)
Foreign currency rate changes and other	—	(0.1)	(1.9)
Accrual at end of fiscal year	$55.5	$25.2	$13.4

Reconciliation of accruals and charges to restructuring and other costs, net (in millions):

	2023	2022	2021
Additional accruals and adjustments to accruals (see table above)	$65.9	$27.8	$15.3
PP&E and related costs	598.2	333.0	11.2
Severance and other employee costs	0.4	0.5	0.3
Acquisition costs	26.1	4.4	0.5
Integration costs	9.1	0.7	1.7
Divestiture costs	20.1	4.4	0.8
Other restructuring costs	139.4	12.2	0.8
Total restructuring and other costs, net	$859.2	$383.0	$30.6

Other restructuring costs for fiscal 2023 in the previous table primarily include $70.3 million of lease or other contract termination costs, $33.3 million of facility carrying costs and $22.5 million of impaired intangibles attributable to our restructuring actions.

Note 6.   Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining U.S. salaried and U.S. non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs and have participated in other MEPPs in the past. We also have supplemental executive retirement plans and other non- qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After consultation with our actuary and investment advisors, we adopted the target allocations in the table below for our pension plans in an effort to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	22%	18%	23%
Fixed income investments	75%	74%	73%	73%
Short-term investments	1%	1%	1%	1%
Other investments	6%	3%	8%	3%
Total	100%	100%	100%	100%

Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	15%	22%	18%	21%
Fixed income investments	73%	70%	70%	73%
Short-term investments	3%	3%	4%	2%
Other investments	9%	5%	8%	4%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $25 million to our U.S. and non-U.S. pension plans in fiscal 2024. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	6.24%	5.85%	5.63%	5.12%
Interest crediting rate	4.01%	N/A	3.08%	N/A
Rate of compensation increase	2.50%	2.87%	2.50%	2.97%

At September 30, 2023, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2023 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2024, our expected rate of return used to determine net periodic benefit cost is 6.75% for our U.S. plans and 5.33% for our non-U.S. plans. Our expected rates of return in fiscal 2024 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four- year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement. Negotiations towards a new master agreement commenced in November 2023, and a tentative agreement has been reached. It remains subject to approval of the requisite union membership.

The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$3,866.5	$935.3	$5,239.1	$1,438.5
Service cost	22.6	6.6	40.8	7.0
Interest cost	208.7	50.3	152.1	36.1
Amendments	2.0	—	0.3	—
Actuarial gain	(240.8)	(59.8)	(1,317.1)	(340.1)
Plan participant contributions	—	1.4	—	1.7
Benefits paid	(270.3)	(73.6)	(246.9)	(77.6)
Curtailments	—	—	—	0.2
Settlements	(0.7)	(0.5)	(1.8)	(2.4)
Business (divestitures) and acquisitions	(40.9)	34.9	—	—
Foreign currency rate changes	—	43.1	—	(128.1)
Benefit obligation at end of fiscal year	$3,547.1	$937.7	$3,866.5	$935.3

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$4,109.9	$929.7	$5,627.0	$1,455.7
Actual gain (loss) on plan assets	173.3	(15.5)	(1,281.4)	(322.1)
Employer contributions	17.2	11.0	13.0	8.2
Plan participant contributions	—	1.4	—	1.7
Benefits paid	(270.3)	(73.6)	(246.9)	(77.6)
Settlements	(0.7)	(0.5)	(1.8)	(2.5)
Business divestitures	(32.3)	—	—	—
Foreign currency rate changes	—	43.5	—	(133.7)
Fair value of plan assets at end of fiscal year	$3,997.1	$896.0	$4,109.9	$929.7
Funded (unfunded) status	$450.0	$(41.7)	$243.4	$(5.6)

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$560.9	$57.4	$379.1	$61.2
Other current liabilities	(11.1)	(7.7)	(11.7)	(1.4)
Pension liabilities, net of current portion	(99.8)	(91.4)	(124.0)	(65.4)
Over (under) funded status at end of fiscal year	$450.0	$(41.7)	$243.4	$(5.6)

The actuarial (gain) loss in benefit obligation for the U.S. Plans and Non-U.S. Plans is generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non-U.S. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist of non-qualified plans, had aggregate projected benefit obligations of $110.8 million, aggregate accumulated benefit obligations of $110.8 million, and no plan assets at September 30, 2023. Our qualified U.S. plan was in a net overfunded position at September 30, 2023. We also have certain non-U.S. plans that have benefit obligations in excess of plan assets. These plans, which consist of non-qualified plans, had aggregate projected benefit obligations of $252.3 million, aggregate accumulated benefit obligations of $236.1 million, and $153.2 million of plan assets at September 30, 2023.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $4,459.4 million and $4,779.1 million at September 30, 2023 and 2022, respectively.

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$632.2	$149.7	$849.8	$155.6
Prior service cost	27.9	1.6	34.6	1.8
Total accumulated other comprehensive loss	$660.1	$151.3	$884.4	$157.4

The pre-tax amounts recognized in other comprehensive (income) loss, including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2023	2022	2021
Net actuarial (gain) loss arising during period	$(153.3)	$315.3	$(208.0)
Amortization and settlement recognition of net actuarial loss	(58.1)	(8.9)	(34.5)
Prior service cost arising during period	2.0	0.2	5.6
Amortization of prior service cost	(8.2)	(8.9)	(8.4)
Net other comprehensive (income) loss recognized	$(217.6)	$297.7	$(245.3)

The net periodic pension cost (income) recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2023	2022	2021
Service cost	$29.2	$47.8	$51.1
Interest cost	259.0	188.2	187.3
Expected return on plan assets	(305.2)	(368.6)	(368.1)
Amortization of net actuarial loss	57.9	8.8	34.2
Amortization of prior service cost	8.2	8.4	8.4
Curtailment loss	—	0.5	—
Settlement loss	—	0.1	0.4
Company defined benefit plan cost (income)	49.1	(114.8)	(86.7)
Multiemployer and other plans	1.5	1.5	1.6
Net pension cost (income)	$50.6	$(113.3)	$(85.1)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 6. Retirement Plans — Multiemployer Plans" for additional information.

The consolidated statements of operations line item "Pension and other postretirement non-service (cost) income" is equal to the non-service elements of our "Company defined benefit plan cost (income)" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2023		2022		2021
	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans	U.S. Plans	Non- U.S. Plans
Discount rate	5.62%	5.12%	2.99%	2.63%	3.01%	2.16%
Interest crediting rate	3.08%	N/A	3.48%	N/A	3.47%	N/A
Rate of compensation increase	2.50%	2.97%	2.50%	2.65%	2.50%	2.68%
Expected long-term rate of return on plan assets	6.50%	5.08%	5.75%	3.81%	6.00%	3.73%

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2023, 2022 and 2021 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2023 ranging from 6% to 16%, fiscal 2022 ranging from 7% to 14% and for fiscal 2021 ranging from 6% to 13%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2023, 2022 and 2021. As of September 30, 2023, these adjustment factors were updated to reflect the most recent mortality experience.

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Pension Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2024	$273.0	$93.2
Fiscal 2025	$277.2	$72.5
Fiscal 2026	$283.1	$72.4
Fiscal 2027	$286.4	$72.6
Fiscal 2028	$280.3	$72.5
Fiscal Years 2029 – 2033	$1,415.0	$366.8

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2023 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$466.1	$466.1	$—
Non-U.S. equities (1)	235.4	235.4	—
Fixed income securities:
U.S. government securities (2)	170.6	—	170.6
Non-U.S. government securities (3)	48.1	—	48.1
U.S. corporate bonds (3)	2,301.0	194.9	2,106.1
Non-U.S. corporate bonds (3)	503.4	—	503.4
Other fixed income (4)	208.2	—	208.2
Short-term investments (5)	166.8	166.8	—
Benefit plan assets measured in the fair value hierarchy	$4,099.6	$1,063.2	$3,036.4
Assets measured at NAV (6)	793.5
Total benefit plan assets	$4,893.1

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2022 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$150.7	$150.7	$—
Non-U.S. equities (1)	85.9	85.9	—
Fixed income securities:
U.S. government securities (2)	164.3	—	164.3
Non-U.S. government securities (3)	74.5	—	74.5
U.S. corporate bonds (3)	2,173.7	95.4	2,078.3
Non-U.S. corporate bonds (3)	545.0	—	545.0
Other fixed income (4)	223.1	—	223.1
Short-term investments (5)	181.9	181.9	—
Benefit plan assets measured in the fair value hierarchy	$3,599.1	$513.9	$3,085.2
Assets measured at NAV (6)	1,440.5
Total benefit plan assets	$5,039.6

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest-bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2023 and 2022 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2022
Hedge funds (1)	$42.7	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	385.5	Various	N/A	206.3
Fixed income and fixed income related instruments (3)	365.3	Monthly	Up to 10 days	—
	$793.5			$206.3
September 30, 2022
Hedge funds (1)	$26.4	Monthly	Up to 30 days	—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,031.9	Various	Up to 60 days	199.7
Fixed income and fixed income related instruments (3)	382.2	Monthly	Up to 10 days	—
	$1,440.5			$199.7

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques. The redemption frequency is reflected as various and the redemption notice period at September 30, 2023 is not applicable because certain investments do not allow redemptions until the investments are terminated or closed.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	6.21%	8.14%	5.57%	7.56%

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement plans
	2023		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:	$68.5	$48.3	$86.4	$58.3
Benefit obligation at beginning of fiscal year	0.5	0.3	0.6	0.4
Service cost	3.5	3.7	2.6	3.8
Interest cost	(7.2)	(1.0)	(16.3)	(9.8)
Actuarial gain	(5.9)	(2.8)	(4.8)	(2.8)
Benefits paid	(0.1)	—	—	—
Curtailments	—	2.1	—	(1.6)
Foreign currency rate changes	$59.3	$50.6	$68.5	$48.3
Benefit obligation at end of fiscal year

Change in plan assets:	$—	$—	$—	$—
Fair value of plan assets at beginning of fiscal year	5.9	2.8	4.8	2.8
Employer contributions	(5.9)	(2.8)	(4.8)	(2.8)
Benefits paid	$—	$—	$—	$—
Fair value of plan assets at end of fiscal year	$(59.3)	$(50.6)	$(68.5)	$(48.3)
Underfunded Status

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(7.9)	$(2.9)	$(8.7)	$(2.7)
Postretirement benefit liabilities, net of current portion	(51.4)	(47.7)	(59.8)	(45.6)
Underfunded status at end of fiscal year	$(59.3)	$(50.6)	$(68.5)	$(48.3)

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement plans
	2023		2022
Net actuarial gain	$(35.7)	$(5.0)	$(32.2)	$(4.8)
Prior service (credit) cost	(1.4)	0.8	(2.3)	1.0
Total accumulated other comprehensive income	$(37.1)	$(4.2)	$(34.5)	$(3.8)

The pre-tax amounts recognized in other comprehensive (income) loss, including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2023	2022	2021
Net actuarial gain arising during period	$(8.3)	$(26.2)	$(14.2)
Amortization and settlement recognition of net actuarial gain	4.6	0.5	0.6
Amortization or curtailment recognition of prior service credit	0.6	0.7	2.4
Net other comprehensive income recognized	$(3.1)	$(25.0)	$(11.2)

The net periodic postretirement cost recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2023	2022	2021
Service cost	$0.8	$1.0	$1.2
Interest cost	7.2	6.4	5.9
Amortization of net actuarial gain	(4.6)	(0.5)	(0.6)
Amortization of prior service credit	(0.6)	(0.7)	(2.4)
Curtailment gain	(0.1)	—	—
Net postretirement cost	$2.7	$6.2	$4.1

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation are as follows at September 30, 2023:

U.S. Plans
Health care cost trend rate assumed for next year	4.97%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	5.88%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.88%
Year the rate reaches the ultimate trend rate	2023

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2023		2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.57%	7.56%	2.98%	6.45%	3.00%	4.84%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2024	$7.9	$2.9
Fiscal 2025	$6.9	$3.1
Fiscal 2026	$6.4	$3.2
Fiscal 2027	$5.9	$3.2
Fiscal 2028	$5.6	$3.3
Fiscal Years 2029 – 2033	$24.2	$18.2

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single-employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Contributions to MEPPs are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not material.

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from certain MEPPs, including PIUMPF, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk-free rate.

In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately $0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. We began making monthly payments for the withdrawal liability in fiscal 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. We assessed our liability following receipt of the demand letters, the impact of which was not significant. The subsidiary for which we received the updated demand letter was sold in September 2023. We also have liabilities associated with other MEPPs from which we, or legacy companies, have withdrawn in the past.

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter.

At September 30, 2023 and September 30, 2022, we had recorded withdrawal liabilities of $203.2 million and $214.7 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands.

The liability reduction in fiscal 2023 was primarily the result of non-PIUMPF arbitrations, the impact of which is reflected in Multiemployer pension withdrawal (income) expense on our consolidated statements of operations.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 54% of our hourly employees in the U.S. and Canada are covered by CBAs, of which approximately 25% of those employees covered under CBAs are operating under local agreements that expire within one year and approximately 11% of those employees are governed under expired local contracts.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs, and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2023, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, as well as certain employees covered by CBAs and non-U.S. defined contribution programs generally receive up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2023, 2022 and 2021, we recorded expense of $163.7 million, $169.5 million and $164.7 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. We funded our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2023, the Supplemental Plans had assets totaling $152.4 million that are recorded at market value, and liabilities of $146.4 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

Note 7.   Income Taxes

The components of (loss) income before income taxes are as follows (in millions):

	Year Ended September 30,
	2023	2022	2021
United States	$(1,586.3)	$860.4	$822.4
Foreign	(118.3)	358.4	263.5
(Loss) income before income taxes	$(1,704.6)	$1,218.8	$1,085.9

Income tax (benefit) expense consists of the following components (in millions):

	Year Ended September 30,
	2023	2022	2021
Current income taxes:
Federal	$250.6	$205.2	$171.2
State	49.1	44.9	27.2
Foreign	115.1	116.1	78.4
Total current expense	414.8	366.2	276.8
Deferred income taxes:
Federal	(364.8)	(67.3)	(39.0)
State	(57.5)	(16.2)	(10.2)
Foreign	(52.9)	(13.1)	15.8
Total deferred benefit	(475.2)	(96.6)	(33.4)
Total income tax (benefit) expense	$(60.4)	$269.6	$243.4

During fiscal 2023, 2022 and 2021, cash paid for income taxes, net of refunds, was $321.6 million, $335.2 million and $271.9 million, respectively.

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2023 (1)	2022	2021
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	1.0	2.1	0.9
Adjustment and resolution of federal, state and foreign tax
uncertainties	0.2	(0.4)	0.1
State taxes, net of federal benefit	0.9	1.6	2.0
Excess tax benefit related to stock compensation	(0.2)	0.1	0.2
Research and development and other tax credits, net of
reserves	0.5	(1.2)	(0.5)
Income (loss) attributable to noncontrolling interest	0.1	(0.1)	0.1
Change in valuation allowance	(0.9)	0.7	2.8
Goodwill impairment	(20.2)	—	—
Nontaxable increased cash surrender value	0.5	—	(1.1)
Withholding taxes	(0.1)	0.5	0.2
Foreign derived intangible income	0.7	(1.0)	(1.2)
Deferred rate change	0.2	(0.6)	(1.0)
Brazilian net worth deduction	—	(1.1)	(0.7)
Other, net	(0.2)	0.5	(0.4)
Effective tax rate	3.5%	22.1%	22.4%

(1)	Certain signs within the table in fiscal 2023 are the opposite compared to fiscal 2022 and 2021 as a result of applying each line's total income tax benefit or expense to the loss before income taxes.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2023	2022
Deferred income tax assets:
Accruals and allowances	$14.9	$—
Employee related accruals and allowances	109.2	107.6
State net operating loss carryforwards, net of federal benefit	36.6	43.6
State credit carryforwards, net of federal benefit	89.3	89.7
Federal and foreign net operating loss carryforwards	186.5	165.8
Restricted stock and options	23.4	26.7
Lease liabilities	177.3	177.4
Capitalized research and experimental costs	79.8	—
Other	69.6	44.6
Total	786.6	655.4
Deferred income tax liabilities:
Accruals and allowances	—	9.0
Property, plant and equipment	1,532.4	1,669.5
Deductible intangibles and goodwill	596.5	724.1
Inventory reserves	231.9	261.4
Deferred gain	272.5	272.8
Basis difference in joint ventures	4.5	35.9
Pension	48.8	2.7
Right-of-use assets	161.0	166.1
Total	2,847.6	3,141.5
Valuation allowances	271.9	248.8
Net deferred income tax liability	$2,332.9	$2,734.9

Deferred taxes are recorded as follows in the consolidated balance sheets (in millions):

	September 30,
	2023	2022
Long-term deferred tax asset (1)	$100.3	$27.0
Long-term deferred tax liability	2,433.2	2,761.9
Net deferred income tax liability	2,332.9	2,734.9

(1)	The long-term deferred tax asset is presented in Other noncurrent assets on the consolidated balance sheets.

At September 30, 2023 and 2022, we had gross U.S. federal net operating losses of approximately $1.8 million and $1.2 million, respectively. These loss carryforwards expire in fiscal 2031.

At September 30, 2023 and 2022, we had gross state and local net operating losses, of approximately $861 million and $969 million, respectively. These loss carryforwards generally expire between fiscal 2024 and 2042. The tax effected values of these net operating losses are $36.6 million and $43.6 million at September 30, 2023 and 2022, respectively, exclusive of valuation allowances of $17.8 million and $17.7 million at September 30, 2023 and 2022, respectively.

At September 30, 2023 and 2022, gross net operating losses for foreign reporting purposes of approximately $760.6 million and $667.2 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2024 and 2042, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $189.8 million and $165.5 million at September 30, 2023 and 2022, respectively, exclusive of valuation allowances of $156.6 million and $143.8 million at September 30, 2023 and 2022, respectively.

At September 30, 2023 and 2022, we had state tax credit carryforwards of $89.3 million and $89.7 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $81.0 million and $81.1 million at September 30, 2023 and 2022, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$248.8	$277.5	$257.5
Increases	29.0	12.3	22.2
Reductions	(5.9)	(41.0)	(2.2)
Balance at end of fiscal year	$271.9	$248.8	$277.5

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2023, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.3 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2023, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis differences is not practicable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2023	2022	2021
Balance at beginning of fiscal year	$195.5	$199.5	$206.7
Additions for tax positions taken in current year	4.5	1.8	2.7
Additions for tax positions taken in prior fiscal years	14.2	27.6	10.8
Reclassification to unrecognized tax benefit (1)	221.9	—	—
Reductions for tax positions taken in prior fiscal years	(1.3)	—	—
Reductions due to settlement	(2.5)	(0.8)	—
Additions (reductions) for currency translation adjustments	2.4	(1.1)	1.5
Reductions as a result of a lapse of the applicable statute of limitations	(29.6)	(31.5)	(22.2)
Balance at end of fiscal year	$405.1	$195.5	$199.5

(1)	During the fourth quarter of fiscal 2023, we undertook certain internal transactions to bring the legal entity that acquired Grupo Gondi into the affiliated group of companies electing to file a U.S. consolidated federal income tax return. As a result of those transactions and in accordance with the requirements of ASC 740, we recorded an addition for gross unrecognized tax benefits of $221.9 million related to the deferred gain on Timber Notes (as hereinafter defined). See "Note 17. Special Purpose Entities" for additional information.

As of September 30, 2023 and 2022, the total amount of unrecognized tax benefits was approximately $405.1 million and $195.5 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2023 and 2022, if we were to prevail on all unrecognized tax benefits recorded, approximately $400.6 million and $188.1 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 19. Commitments and Contingencies — Brazil Tax Liability" for additional information.

As of September 30, 2023 and 2022, we had liabilities of $100.2 million and $85.0 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for fiscal 2023, 2022 and 2021 include expense of $8.0 million, $3.8 million and $4.4 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2023, it is reasonably possible that our unrecognized tax benefits will decrease by up to $0.5 million in the next 12 months due to expiration of various statutes of limitations and settlement of issues.

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2018 and state and local income tax examinations by tax authorities for years prior to fiscal 2012. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications, and any modifications could materially and adversely affect our results of operations, financial condition or cash flows.

Note 8.  Segment Information

We report our financial results of operations in the following four reportable segments:

•	Corrugated Packaging, which substantially consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products, including the operations acquired in the Mexico Acquisition;

•	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons, interior partitions (before divestiture in September 2023) and other consumer products;

•	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

•	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

We have included the operations acquired in the Mexico Acquisition in our Corrugated Packaging segment, which is consistent with our internal operational structure and how our CODM allocates resources and assesses financial performance. See "Note 3. Acquisitions" for additional information. As part of this assessment, we also moved certain existing consumer converting operations in Latin America into our Corrugated Packaging segment in line with how we are managing the business effective January 1, 2023. We did not recast prior year results related to these operations as they were not material.

Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" because it is used by our CODM to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. Management believes excluding these items is useful in the evaluation of operating performance from period to period because these items are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments.

Some of our operations are in locations such as Canada, Latin America, EMEA and Asia Pacific. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions):

	Years Ended September 30,
	2023	2022	2021
Net sales (unaffiliated customers):
U.S.	$15,348.9	$17,361.5	$15,317.2
Canada	1,281.0	1,325.1	1,210.4
Latin America	2,081.8	1,045.6	745.4
EMEA	1,256.1	1,150.5	1,106.0
Asia Pacific	342.2	373.8	367.1
Total	$20,310.0	$21,256.5	$18,746.1

	Years Ended September 30,
	2023	2022	2021
Long-lived assets:
U.S.	$8,598.6	$9,278.2	$9,654.6
Canada	389.7	391.4	413.0
Latin America (1)	2,283.6	719.0	725.8
EMEA	376.7	320.4	364.9
Asia Pacific	63.1	72.0	87.8
Total	$11,711.7	$10,781.0	$11,246.1

(1)	Includes operations in Mexico that are approximately 13.4% of total long-lived assets in fiscal 2023 following the Mexico Acquisition.

The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in Adjusted EBITDA, as well as the related investments in segment identifiable assets. These amounts are included in the segment tables that follow.

The following tables show selected financial data for our segments (in millions):

	Years Ended September 30,
	2023	2022	2021
Net sales (aggregate):
Corrugated Packaging	$10,054.9	$9,307.6	$8,400.5
Consumer Packaging	4,941.8	4,965.2	4,433.9
Global Paper	4,369.9	5,930.2	4,983.0
Distribution	1,260.7	1,418.9	1,254.8
Total	$20,627.3	$21,621.9	$19,072.2
Less net sales (intersegment):
Corrugated Packaging	$280.3	$328.0	$305.3
Consumer Packaging	30.7	27.8	20.3
Distribution	6.3	9.6	0.5
Total	$317.3	$365.4	$326.1
Net sales (unaffiliated customers):
Corrugated Packaging	$9,774.6	$8,979.6	$8,095.2
Consumer Packaging	4,911.1	4,937.4	4,413.6
Global Paper	4,369.9	5,930.2	4,983.0
Distribution	1,254.4	1,409.3	1,254.3
Total	$20,310.0	$21,256.5	$18,746.1
Adjusted EBITDA:
Corrugated Packaging	$1,600.4	$1,386.7	$1,394.0
Consumer Packaging	835.7	829.2	720.8
Global Paper	655.0	1,246.4	883.7
Distribution	37.0	79.7	68.8
Total	3,128.1	3,542.0	3,067.3
Depreciation, depletion and amortization	(1,535.8)	(1,488.6)	(1,460.0)
Multiemployer pension withdrawal income (expense)	12.1	(0.2)	2.9
Restructuring and other costs, net	(859.2)	(383.0)	(30.6)
Impairment of goodwill and other assets	(1,893.0)	(26.0)	—
Non-allocated expenses	(149.5)	(82.6)	(68.1)
Interest expense, net	(417.9)	(318.8)	(372.3)
Gain (loss) on extinguishment of debt	10.5	(8.5)	(9.7)
Other (expense) income, net	(6.1)	(11.0)	10.9
Gain on sale of RTS and Chattanooga	238.8	—	—
Other adjustments	(232.6)	(4.5)	(54.5)
(Loss) income before income taxes	$(1,704.6)	$1,218.8	$1,085.9

See "Note 5. Restructuring and Other Costs, Net" for additional information on how the Restructuring and other costs, net relate to our reportable segments. See below for information on the goodwill impairment recorded in fiscal 2023. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information regarding the Gain on Sale of RTS and Chattanooga. See below for additional information on Other adjustments in fiscal 2023 and 2021.

	Years Ended September 30,
	2023	2022	2021
Depreciation, depletion and amortization:
Corrugated Packaging	$813.3	$683.0	$674.5
Consumer Packaging	339.1	349.5	352.2
Global Paper	350.7	425.1	405.9
Distribution	28.0	27.3	23.6
Corporate	4.7	3.7	3.8
Total	$1,535.8	$1,488.6	$1,460.0

Other adjustments:
Corrugated Packaging	$39.5	$(4.8)	$13.3
Consumer Packaging	60.4	7.7	11.7
Global Paper	52.8	(0.6)	3.3
Distribution	0.2	—	0.6
Corporate	79.7	2.2	25.6
Total	$232.6	$4.5	$54.5

Equity in income of unconsolidated entities:
Corrugated Packaging	$(4.9)	$70.3	$36.7
Consumer Packaging	—	3.4	4.0
Global Paper	8.3	(0.8)	0.2
Total	$3.4	$72.9	$40.9

The decrease in Equity in income of unconsolidated entities in fiscal 2023 was primarily related to a $46.8 million non-cash, pre-tax loss associated with the Mexico Acquisition that was partially offset by a $19.3 million gain on sale of our displays joint venture and a $7.6 million gain on sale of our Seven Hills mill joint venture. Additionally, the change year-over-year was impacted by no longer recording equity income after those transactions as well as stronger performance by the displays joint venture in the prior year period. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information.

Other adjustments in the table above for the year ended September 30, 2023 consist primarily of:

•	work stoppage costs of $80.4 million primarily at our Mahrt mill; $58.5 million in our Consumer Packaging segment, $19.3 million in our Global Paper segment and $2.6 million of other costs in our Corrugated Packaging segment,

•	business systems transformation costs in Corporate of $79.1 million,

•	a $46.8 million non-cash, pre-tax loss in the Corrugated Packaging segment related to the Mexico Acquisition as discussed in "Note 3. Acquisitions," partially offset by a $19.3 million gain on the sale our former displays joint venture in our Corrugated Packaging segment and a $4.3 million gain on the sale of our Seven Hills mill joint venture in Lynchburg, VA in our Global Paper segment,

•	losses at facilities in the process of being closed of $40.6 million (excluding depreciation and amortization), primarily $32.6 million in our Global Paper segment and $5.3 million in our Corrugated Packaging segment, and

•	acquisition accounting inventory-related adjustments of $7.6 million and $5.5 million in the Corrugated Packaging and Global Paper segments, respectively.

Other adjustments in the table above for the year ended September 30, 2021 consist primarily of:

•	COVID employee payments of $22.0 million, primarily $10.1 million in Corrugated Packaging and $8.7 million in Consumer Packaging,

•	ransomware direct costs, net of insurance of $18.9 million, primarily $13.0 million in Corporate, and

•	accelerated compensation for our former CEO of $11.7 million in Corporate.

We allocate the assets and capital expenditures of our mill system across our reportable segments because the benefits of vertical integration are reflected in the reportable segment that ultimately sells the associated paper and packaging products to external customers. The following tables reflect such allocation (in millions):

	Years Ended September 30,
	2023	2022	2021
Assets:
Corrugated Packaging	$12,514.8	$11,382.5	$11,557.6
Consumer Packaging	6,393.4	6,704.5	6,757.3
Global Paper	5,019.3	7,039.2	7,527.6
Distribution	797.8	863.0	800.1
Assets held for sale	91.5	34.4	10.9
Corporate	2,626.9	2,381.9	2,600.8
Total	$27,443.7	$28,405.5	$29,254.3

Intangibles, net:
Corrugated Packaging	$544.4	$648.4	$765.9
Consumer Packaging	1,381.1	1,523.5	1,719.2
Global Paper	534.5	612.6	677.7
Distribution	116.2	136.1	156.0
Total	$2,576.2	$2,920.6	$3,318.8

Capital expenditures:
Corrugated Packaging	$470.7	$370.4	$331.4
Consumer Packaging	293.7	202.1	192.7
Global Paper	282.4	238.6	259.4
Distribution	9.4	6.1	1.3
Corporate	85.9	45.4	30.7
Total	$1,142.1	$862.6	$815.5

Equity method investments:
Corrugated Packaging	$44.5	$479.3	$434.4
Consumer Packaging	0.7	0.5	17.7
Global Paper	—	0.5	0.8
Corporate	0.1	0.1	0.4
Total	$45.3	$480.4	$453.3

The decrease in equity method investments compared to September 30, 2022, was due to the Mexico Acquisition, the sale of an unconsolidated displays joint venture and the sale of our Seven Hills mill joint venture. See "Note 3. Acquisitions" and "Note 1. Description of Business and Summary of Significant Accounting Policies — Description of Business" for additional information. Equity method investments are included in the consolidated balance sheets in Other noncurrent assets. The prior investment in Grupo Gondi, in the Corrugated Packaging segment, exceeded our proportionate share of the underlying equity in net assets by approximately $101.8 million in fiscal 2022.

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2023, 2022 and 2021 are as follows (in millions):

	Legacy Reportable Segments		New Reportable Segments
	Corrugated Packaging	Consumer Packaging	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Total
Balance as of Sep. 30, 2020
Goodwill	$3,673.6	$3,664.6	$—	$—	$—	$—	$7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	$3,673.5	$2,288.7	$—	$—	$—	$—	$5,962.2
Goodwill disposed of	(16.4)	—	—	—	—	—	(16.4)
Translation adjustments	6.2	7.2	—	—	—	—	13.4
Balance as of Sep. 30, 2021
Goodwill	3,663.4	3,671.8	—	—	—	—	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,663.3	2,295.9	—	—	—	—	5,959.2
Segment recasting(1)	(3,663.3)	(2,295.9)	2,834.8	1,603.3	1,382.0	139.1	—
Goodwill acquired	—	—	3.2	—	—	—	3.2
Translation adjustments	—	—	(35.2)	(14.9)	(15.5)	(1.6)	(67.2)
Balance as of Sep. 30, 2022
Goodwill	—	—	2,802.8	1,588.4	1,366.5	137.5	5,895.2
Accumulated impairment losses	—	—	—	—	—	—	—
	—	—	2,802.8	1,588.4	1,366.5	137.5	5,895.2
Goodwill impairment	—	—	(514.3)	—	(1,378.7)	—	(1,893.0)
Goodwill acquired	—	—	237.4	—	—	—	237.4
Divestitures	—	—	—	(43.0)	(4.1)	—	(47.1)
Translation and other adjustments	—	—	77.8	(38.8)	16.3	0.9	56.2
Balance as of Sep. 30, 2023
Goodwill	$—	$—	$3,118.0	$1,506.6	$1,378.7	$138.4	$6,141.7
Accumulated impairment losses	—	—	(514.3)	—	(1,378.7)	—	(1,893.0)
	$—	$—	$2,603.7	$1,506.6	$—	$138.4	$4,248.7

(1) Represents the reallocation of goodwill as a result of our October 1, 2021 segment change.

Interim Goodwill Impairment Analysis

We review the carrying value of our goodwill annually as of the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. In the second quarter of fiscal 2023, due to the sustained decrease in our market capitalization and the further deterioration of macroeconomic conditions, including the impact of soft demand, pricing pressure and elevated inflation, which negatively affected our long-term forecasts in certain segments, we concluded that impairment indicators existed. As a result, we completed an interim quantitative goodwill impairment test in conjunction with our normal quarterly reporting process. Consistent with past practice, the estimated fair value of our reporting units was determined using a combination of the Income Approach and Market Approach. These fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors.

In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million ($1,821.8 million after-tax) associated with our interim goodwill impairment analysis completed in the second quarter; $1,378.7 million in the Global Paper reportable segment and $514.3 million in the Corrugated Packaging reportable segment. Goodwill associated with the Global Paper reporting unit was written off in its entirety as of March 31, 2023.

Annual Goodwill Impairment Analysis

During the fourth quarter of fiscal 2023, we completed our annual goodwill impairment testing. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill" for a discussion of our fiscal 2023 annual impairment test.

Note 9.  Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2023	2022	2021
Interest expense	$(535.1)	$(375.6)	$(418.9)
Interest income	117.2	56.8	46.6
Interest expense, net	$(417.9)	$(318.8)	$(372.3)

Cash paid for interest, net of amounts capitalized, of $452.2 million, $363.9 million and $384.7 million were made during fiscal 2023, 2022 and 2021, respectively.

During fiscal 2023, 2022 and 2021, we capitalized interest of $27.2 million, $11.1 million and $14.0 million, respectively.

Note 10. Inventories

Inventories are as follows (in millions):

	September 30,
	2023	2022
Finished goods and work in process	$1,044.9	$1,102.4
Raw materials	1,049.8	1,135.9
Supplies and spare parts	578.2	529.6
Inventories at FIFO cost	2,672.9	2,767.9
LIFO reserve	(341.4)	(450.8)
Net inventories	$2,331.5	$2,317.1

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2023, 2022 and 2021, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increase costs of goods sold. The impact of the liquidations in fiscal 2023, 2022 and 2021 was not significant.

In fiscal 2023, we experienced lower inventory costs primarily due to deflation in the last half of the year, the effect of which decreased cost of goods sold and our LIFO reserve by $104.4 million.

Note 11. Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2023	2022
Property, plant and equipment at cost:
Land and buildings	$2,994.7	$2,584.8
Machinery and equipment	17,682.4	15,906.1
Forestlands	105.2	94.5
Transportation equipment	27.3	24.2
Leasehold improvements	98.8	97.0
Construction in progress	967.8	755.6
	21,876.2	19,462.2
Less: accumulated depreciation, depletion and amortization	(10,813.0)	(9,380.8)
Property, plant and equipment, net	$11,063.2	$10,081.4

Depreciation expense for fiscal 2023, 2022 and 2021 was $1,163.4 million, $1,108.1 million and $1,069.7 million, respectively. Accrued additions to property, plant and equipment at September 30, 2023, 2022 and 2021 were $165.2 million, $223.2 million and $108.5 million, respectively.

Note 12. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows and reflect the removal of fully amortized intangible assets in the period fully amortized (in millions, except weighted avg. life):

		September 30,
		2023		2022
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.7	$4,885.2	$(2,362.0)	$4,888.5	$(2,038.1)
Trademarks and tradenames	24.7	81.2	(41.0)	80.7	(26.2)
Technology and patents	12.1	25.1	(15.5)	24.4	(12.9)
License costs	15.8	0.3	(0.1)	0.3	(0.1)
Non-compete agreements	—	1.9	(1.9)	1.9	(1.1)
Other	28.0	3.3	(0.3)	3.5	(0.3)
Total	15.9	$4,997.0	$(2,420.8)	$4,999.3	$(2,078.7)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2024	$324.2
Fiscal 2025	$309.6
Fiscal 2026	$302.9
Fiscal 2027	$299.1
Fiscal 2028	$297.1

Intangible amortization expense was $342.2 million, $351.1 million and $360.6 million during fiscal 2023, 2022 and 2021, respectively. We had additional amortization expense, primarily for packaging equipment leased to customers of $30.2 million, $29.4 million and $29.7 million during fiscal 2023, 2022 and 2021, respectively.

Note 13. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820, "Fair Value Measurement". We have not changed the valuation techniques for measuring the fair value of any financial assets or liabilities during the fiscal year. We disclose the fair value of our long-term debt in "Note 14. Debt" and the fair value of our pension and postretirement assets and liabilities in "Note 6. Retirement Plans". We disclose the fair value of our derivative instruments in "Note 16. Derivatives" and our restricted assets and nonrecourse liabilities held by SPEs in Note 17. Special Purpose Entities". See "Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value Measurements" for additional information.

Fiscal 2021 reflected a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other (expense) income, net.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Nonrecurring Fair Value Measurements

As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies", we measure certain assets and liabilities at fair value on a nonrecurring basis. In fiscal 2023, we recorded a pre-tax, non-cash impairment charge of $1,893.0 million associated with our interim goodwill impairment analysis completed in the second quarter. See "Note 8. Segment Information" for additional information. See "Note 5. Restructuring and Other Costs, Net" for impairments associated with restructuring activities labeled as "PP&E and related costs" including the impairment of our Tacoma, WA and North Charleston, SC containerboard mills in fiscal 2023. In fiscal 2022, we recorded impairments associated with the closure of our Panama City, FL mill and the permanent closure of the corrugated medium manufacturing operations at our St. Paul, MN mill. Fair value of the remaining land, building and improvements of these facilities was determined based on third-party appraisals. During fiscal 2023, 2022 and 2021, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $26.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2022 that was driven by a lack of new leasing or development activity on our properties for an extended period of time, including pipeline delays. With the impairment, we had no value assigned to our remaining mineral rights.

Accounts Receivable Monetization Agreements

On September 11, 2023, we terminated our existing $700.0 million accounts receivable monetization facility to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On the same date, we entered into a new replacement $700.0 million facility (the "Monetization Agreement") with Cooperatieve Rabobank U.A., New York Branch, as purchaser, ("Rabo") on substantially the same terms as the former agreement. The Monetization Agreement provides for, among other things, (i) an extension of the scheduled amortization termination date until September 13, 2024, and (ii) the ability to effectuate the Transaction without any additional consent from Rabo or the triggering of a notification event under the Monetization Agreement. The terms of the Monetization Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the Monetization Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860. We will pay a monthly yield on investment to Rabo at a rate equal to adjusted Term SOFR plus a margin on the outstanding amount of Rabo's investment.

We also have a similar $110.0 million facility that was amended on December 2, 2021 to address the transition from LIBOR to SOFR. The facility was again amended on December 2, 2022 to extend the term through December 4, 2023 and to include certain fee and other general revisions. The facility purchase limit was unchanged and the facility remains committed.

The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in "Note 14. Debt".

The following table represents a summary of these accounts receivable monetization agreements for fiscal 2023 and 2022 (in millions):

	2023	2022
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,795.3)	(2,954.8)
Receivables collected by financial institutions	2,827.8	2,896.0
Cash (payments to) proceeds from financial institutions	(32.5)	58.8
Receivable from financial institutions at September 30,	$—	$—

Receivables sold under these accounts receivable monetization agreements as of the respective balance sheet dates were approximately $692.2 million and $724.7 million as of September 30, 2023 and September 30, 2022, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flow in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $48.3 million, $20.4 million and $11.1 million in fiscal 2023, 2022 and 2021, respectively, and is recorded in Other (expense) income, net in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 14. Debt

Our outstanding indebtedness consists primarily of public bonds and borrowings under credit facilities. The public bonds issued by WRKCo and MWV are guaranteed by WestRock and certain WestRock subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company and certain of its subsidiaries. At September 30, 2023, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following were individual components of debt (in millions, except percentages):

	September 30, 2023		September 30, 2022
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2024 to 2028	$2,938.6	4.1%	$3,433.4	4.0%
Public bonds due fiscal 2029 to 2033	2,739.5	4.5%	2,753.3	4.5%
Public bonds due fiscal 2037 to 2047	177.3	6.2%	177.8	6.2%
Revolving credit and swing facilities	32.0	6.7%	286.3	1.9%
Term loan facilities	1,347.4	5.0%	598.2	3.1%
Receivables securitization	425.0	6.4%	—	N/A
Commercial paper	283.9	5.6%	—	N/A
International and other debt	61.9	9.6%	127.6	12.8%
Finance lease obligations	472.6	5.1%	287.5	4.2%
Vendor financing and commercial card programs	105.7	N/A	123.1	N/A
Total debt	8,583.9	4.6%	7,787.2	4.2%
Less: current portion of debt	533.0		212.2
Long-term debt due after one year	$8,050.9		$7,575.0

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with these covenants as required by these facilities and were in compliance with them at September 30, 2023. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2023, excluding the step-up, the weighted average interest rate on total debt was 5.2%. At September 30, 2023, the unamortized fair market value step-up was $157.0 million, which will be amortized over a weighted average remaining life of 9.1 years. At September 30, 2023, we had $77.6 million of outstanding letters of credit not drawn upon. At September 30, 2023, we had approximately $3.4 billion of available liquidity under long-term committed credit facilities and cash and cash equivalents. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions and dividends.

The estimated fair value of our debt was approximately $8.1 billion and $7.3 billion as of September 30, 2023 and September 30, 2022, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

During fiscal 2023, 2022 and 2021, amortization of debt issuance costs charged to interest expense were $7.1 million, $7.3 million and $8.3 million, respectively.

Public Bonds

On September 26, 2023, following completion of consent solicitations, we entered into supplemental indentures governing our outstanding: (i) $600 million aggregate principal amount of 3.750% senior notes due March 2025; (ii) $750 million aggregate principal amount of 4.650% senior notes due March 2026; (iii) $500 million aggregate principal amount of 3.375% senior notes due September 2027; (iv) $600 million aggregate principal amount of 4.000% senior notes due March 2028 and (v) $750 million aggregate principal amount of 4.900% senior notes due March 2029 to, among other things, amend the definition of "Change of Control" to add an exception for the proposed Transaction.

On September 22, 2023, we discharged $500 million aggregate principal amount of our 3.00% senior notes due September 2024 using cash and cash equivalents and borrowings under our commercial paper program and recorded a $10.5 million gain on extinguishment of debt.

On March 22, 2022, we redeemed $350 million aggregate principal amount of our 4.00% senior notes due March 2023 primarily using borrowings under our Receivables Securitization Facility (as hereinafter defined) and recorded an $8.2 million loss on extinguishment of debt.

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.90% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

At September 30, 2023 and September 30, 2022, the face value of our public bond obligations outstanding was $5.7 billion and $6.2 billion, respectively.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Revolving Credit Agreement. We amended the Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023 and 2022, we had no amounts outstanding under the facility, respectively.

Loans under the Revolving Credit Facility may be drawn in U.S. dollars, Canadian dollars, Euro and Pounds Sterling. At our option, loans under the Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the U.S. Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in Euro, EURIBOR and (d) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.500% per annum (for alternate base rate loans, U.S. Base Rate loans and Canadian Prime Rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.080% per annum and 0.225% per annum, based upon the Company's corporate credit ratings or the Leverage Ratio (whichever yields a lower applicable commitment fee rate) at such time.

European Revolving Credit Facilities

On July 7, 2022, we entered into a credit agreement (the "European Revolving Credit Agreement") with Rabo, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the European Revolving Credit Agreement. We amended the European Revolving Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023 we had no amounts outstanding under the facility. At September 30, 2022, we had borrowed $265.0 million under the facility.

Loans under the European Revolving Credit Facility may be drawn in U.S. dollars, Euro and Pounds Sterling. At our option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Euro, EURIBOR and (c) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.625% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.100% per annum and 0.275% per annum, based upon the Company's corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

Term Loan Facilities

Farm Loan Credit Facilities

On July 7, 2022, we amended and restated the prior credit agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Farm Credit Facility Agreement. We amended the Farm Credit Facility Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. The carrying value of this facility at September 30, 2023 and 2022 was $598.4 million and $598.2 million, respectively.

At our option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.650% per annum and 2.275% per annum (for Term SOFR loans) or between 0.650% per annum and 1.275% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add a three-year unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that could be borrowed in a single draw through May 31, 2023. On November 28, 2022, in connection with the Mexico Acquisition, we drew upon the facility in full. The Delayed Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. We have the option to extend the maturity date by one year with full lender consent. The one-year maturity extension would cost a fee of 20 basis points. We amended the Amended Credit Agreement on September 27, 2023, to provide that the proposed Transaction would not constitute a "Change in Control" thereunder. At September 30, 2023, the carrying value of this facility was $749.0 million.

At our option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum for a Term SOFR loan or between 0.000% per annum and 0.500% per annum for an alternate base rate loan based upon the Company's corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.100% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed.

Receivables Securitization Facility

On February 28, 2023, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), primarily to extend the maturity to February 27, 2026, and to complete the transition from LIBOR to Term SOFR. Term SOFR loans are subject to a credit spread adjustment equal to 0.10% per annum. The commitment fee was 0.25% and 0.35% as of September 30, 2023 and September 30, 2022, respectively. At September 30, 2023 and September 30, 2022, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $700.0 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2023 and September 30, 2022 were approximately $1,177.6 million and $1,390.5 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. We amended the Receivables Securitization Facility on September 29, 2023, to provide that the proposed Transaction would not be deemed to constitute a "Change in Control" thereunder. At September 30, 2023 we had borrowed $425.0 million under this facility. At September 30, 2022 there were no amounts outstanding under this facility.

Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with these covenants at September 30, 2023. The Receivables Securitization Facility includes certain restrictions on receivables eligibility under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

Commercial Paper Program

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days' notice. Our Revolving Credit Facility is (and, prior to July 7, 2022, the prior revolving credit facility was) intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At September 30, 2023 there was $283.9 million outstanding. At September 30, 2022, there were no amounts outstanding.

International and Other Debt

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The agreement provides for the outstanding amount of the principal to be repaid in equal, semiannual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2023 and 2022, there was R$147.1 million ($29.4 million) outstanding and R$500.0 million ($92.7 million) outstanding, respectively.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature to be repaid in equal, semiannual installments beginning on April 10, 2021 until maturity on April 10, 2024 (the "Brazil Delayed Draw Credit Facilities"). The proceeds of the Brazil Delayed Draw Credit Facilities were used to support the production of goods or acquisition of inputs essential or ancillary to export activities. On September 16, 2022, we repaid the facility in full, which resulted in termination of the facility. The Brazil Delayed Draw Credit Facilities were senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities bore interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 1.50%.

Aggregate Maturities of Debt

As of September 30, 2023, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2024	$469.7
Fiscal 2025	1,353.3
Fiscal 2026	1,178.1
Fiscal 2027	506.0
Fiscal 2028	1,100.9
Thereafter	3,379.7
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	123.6
Total	$8,111.3

See "Note 15. Leases" of the Notes to Consolidated Financial Statements for the aggregate maturities of finance lease obligations for the succeeding five fiscal years and thereafter.

Note 15. Leases

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2023	2022	2021
Operating lease costs	$236.3	$218.1	$211.0
Variable and short-term lease costs	145.9	122.8	104.6
Sublease income	(5.6)	(6.1)	(8.9)
Finance lease cost:
Amortization of lease assets	16.1	15.1	9.6
Interest on lease liabilities	31.7	7.9	7.2
Total lease cost, net	$424.4	$357.8	$323.5

Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2023	2022
Operating leases:
Operating lease right-of-use asset	Other noncurrent assets	$648.5	$699.6

Current operating lease liabilities	Other current liabilities	$202.4	$191.9
Noncurrent operating lease liabilities	Other noncurrent liabilities	499.7	551.1
Total operating lease liabilities		$702.1	$743.0

Finance leases:
Property, plant and equipment		$400.6	$177.4
Accumulated depreciation		(105.3)	(37.3)
Property, plant and equipment, net		$295.3	$140.1

Current finance lease liabilities	Current portion of debt	$62.9	$14.5
Noncurrent finance lease liabilities	Long-term debt due after one year	409.7	273.0
Total finance lease liabilities		$472.6	$287.5

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2023	2022
Weighted average remaining lease term:
Operating leases	4.5 years	5.0 years
Finance leases	9.3 years	7.3 years

Weighted average discount rate:
Operating leases	3.4%	2.7%
Finance leases	5.1%	4.2%

Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$235.2	$214.8
Operating cash flows related to finance leases	$16.0	$8.8
Financing cash flows related to finance leases	$31.6	$14.8
ROU assets obtained in exchange for lease liabilities:
Operating leases	$156.3	$184.6
Finance leases	$50.1	$27.8

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

		September 30, 2023
	Operating Leases	Finance Leases	Total
Fiscal 2024	$223.1	$97.4	$320.5
Fiscal 2025	173.6	39.3	212.9
Fiscal 2026	136.8	37.5	174.3
Fiscal 2027	100.4	34.3	134.7
Fiscal 2028	59.0	112.5	171.5
Thereafter	66.8	352.6	419.4
Total lease payments	759.7	673.6	1,433.3
Less: Interest (1)	(57.6)	(201.0)	(258.6)
Present value of future lease payments	$702.1	$472.6	$1,174.7

(1)            Calculated using the interest rate for each lease.

Note 16. Derivatives

We are exposed to risks from changes in, among other things, commodity price risk, foreign currency exchange risk and interest rate risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives.

We have designated certain natural gas commodity contracts as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under level 2 because such measurements are estimated based on observable inputs such as commodity future prices. Approximately three-fourths of our natural gas purchases for our U.S. and Canadian mill operations are tied to NYMEX. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases. However, we may modify our strategy based on, among other things, our assessment of market conditions.

For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

The following table sets forth the outstanding notional amounts related to our derivative instruments (in millions):

		September 30,
	Metric	2023	2022
Designated cash flow hedges:
Natural gas commodity contracts	MMBtu	21.3	18.3

Undesignated derivatives:
Foreign currency contracts (1)	Mexican pesos	—	8,000.0

(1)	At September 30, 2022, the outstanding foreign currency exchange contract was related to the purchase of 8.0 billion Mexican pesos ($389.9 million) for refinancing the external debt acquired in the Mexico Acquisition on December 1, 2022.

The following table sets forth the location and fair values of our derivative instruments (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2023	2022
Designated cash flow hedges:
Natural gas commodity contracts	Other current liabilities (1)	$6.3	$12.0

Undesignated derivatives:
Foreign currency contracts	Other current assets	$—	$3.4

(1)	At September 30, 2023 and September 30, 2022, liability positions by counterparty were partially offset by $0.2 million and $2.3 million, respectively, of asset positions where we had an enforceable right of netting.

The following table sets forth gains (losses) recognized in accumulated other comprehensive loss, net of tax for cash flow hedges (in millions):

	September 30,
	2023	2022	2021
Natural gas commodity contracts	$4.2	$(8.9)	$—
Interest rate swap contracts	$—	$—	$5.4

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for cash flow hedges reclassified from accumulated other comprehensive loss (in millions):

	Consolidated Statement	Years Ended September 30,
	of Operations Caption	2023	2022	2021
Natural gas commodity contracts	Cost of goods sold	$(72.6)	$(1.8)	$—
Interest rate swap contracts	Interest expense, net	$—	$—	$(7.4)

The following table sets forth amounts of gains (losses) recognized in the consolidated statements of operations for derivatives not designated as hedges (in millions):

	Consolidated Statement of	Years Ended September 30,
	Operations Caption	2023	2022	2021
Foreign currency contracts	Other income (expense), net	$19.7	$—	$—

Note 17.      Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MeadWestvaco Timber Notes Holding, LLC ("MWV TN") received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses (the "Combination"), an installment note receivable in the amount of $398.0 million ("Timber Note I"). Timber Note I does not require any principal payments until its maturity in October 2027 and bore interest at a rate approximating LIBOR prior to its amendment and transition to Term SOFR in June 2023. In addition, Timber Note I is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. Timber Note I is not subject to prepayment in whole or in part prior to maturity. The bank's credit rating as of October 2023 was investment grade.

Using Timber Note I as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from Timber Note I proceeds upon its maturity in October 2027. As a result, Timber Note I is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that Timber Note I is not prepayable, MWV TN expects to repay the liability at maturity from Timber Note I proceeds. Timber Note I and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination.

Pursuant to the sale of MeadWestvaco Corporation's remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MeadWestvaco Timber Notes Holding Company II, LLC ("MWV TN II") received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million ("Timber Note II" and together with Timber Note I, the "Timber Notes"). Timber Note II does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. As of September 30, 2023, no event had occurred that would allow for the prepayment of Timber Note II. Timber Note II became prepayable at the borrower's discretion on October 1, 2023. We expect it to be repaid at or close to maturity. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower's credit rating as of October 2023 was investment grade.

Using Timber Note II as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank (together with the borrowing collateralized by Timber Note I, the "Timber Loans"). Under the terms of the agreement, the liability from this transaction is non-recourse to WestRock and is payable from Timber Note II proceeds upon its maturity in December 2023. As a result, Timber Note II is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event Timber Note II was prepaid in whole or in part. The secured financing agreement, however, requires a mandatory repayment, up to the amount of cash received, if Timber Note II is prepaid in whole or in part. Timber Note II and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination.

The restricted assets and non-recourse liabilities held by SPEs, which we consolidate as variable interest entities, are included in the consolidated balance sheets in the following (in millions):

	September 30,
	2023	2022
Other current assets	$862.1	$—
Other noncurrent assets	$382.7	$1,253.0

Other current liabilities	$776.7	$—
Other noncurrent liabilities	$330.2	$1,117.8

The decrease in Other noncurrent assets and Other noncurrent liabilities subsequent to September 30, 2022 reflects one of the Timber Notes becoming current in December 2022.

As of September 30, 2023 and September 30, 2022, the aggregate fair value of the Timber Notes was $1,257.2 million and $1,278.3 million, respectively. As of September 30, 2023 and September 30, 2022, the fair value of the Non-recourse Liabilities was $1,112.4 million and $1,132.3 million, respectively. Fair values of the Timber Notes and Non-recourse Liabilities are classified as level 2 within the fair value hierarchy.

The restricted assets and non-recourse liabilities have the following activity (in millions):

	September 30,
	2023	2022	2021
Interest income on Timber Notes (1)	$56.0	$41.1	$38.7
Interest expense on Timber Loans (1)	$50.0	$37.2	$35.2
Cash receipts on Timber Notes (2)	$61.4	$46.5	$45.9
Cash payments on Timber Loans (2)	$57.6	$44.9	$44.7

(1)	Presented in Interest expense, net on the accompanying Consolidated Statements of Operations.
(2)	Included as part of operating cash flows on the accompanying Consolidated Statements of Cash Flows.

Note 18.  Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2023, 2022 and 2021 were approximately $139.6 million, $238.5 million and $237.7 million, respectively. Accounts receivable due from affiliated companies at September 30, 2023 and 2022 were $23.0 million and $27.2 million, respectively, and were included in Accounts receivable on our consolidated balance sheets. The decline in net sales to affiliated companies in fiscal 2023 was primarily due to the Mexico Acquisition and the sale of an unconsolidated displays joint venture.

Note 19.      Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2023 total approximately $353 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes involve the use of natural resources, such as virgin wood fiber and fresh water, discharges to water, air emissions and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock's manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

Environmental regulations in the U.S. and Canada will require our power boilers at certain WestRock mills to meet more stringent nitrogen oxide ("NOx") emission standards beginning in 2026. In the U.S., the EPA recently finalized a regulation, known as the "Good Neighbor" Plan, that is intended to reduce ozone-forming emissions of nitrogen oxides from industrial facilities in 20 states during the ozone season (May through September). In Canada, the government is implementing the Multi-Sector Air Pollutants Regulation, which establishes tighter Nox limits for boilers and heaters in several industries, including pulp and paper. Our preliminary analysis indicates that to meet these new requirements, we need to reduce Nox emissions from nine power boilers at four mills in the U.S. and one in Canada. Our environmental and engineering teams are working on strategies for meeting these new limits. Based on our initial assessment, we do not believe the costs of compliance will be material; however, litigation has been filed in several jurisdictions challenging the "Good Neighbor" Plan, and it is currently unclear how these ongoing legal proceedings may impact future obligations under this regulatory program.

We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off- site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other potentially responsible or liable parties and costs are commonly allocated according to relative amounts of waste deposited and other factors.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, we may not be successful with respect to any claim regarding these insurance or indemnification rights and, if we are successful, any amounts paid pursuant to the insurance or indemnification rights may not be sufficient to cover all our costs and expenses. We also cannot predict whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently determine the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2023, we had $9.6 million reserved for environmental liabilities on an undiscounted basis, of which $3.3 million is included in Other noncurrent liabilities and $6.3 million is included in Other current liabilities on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2023.

Climate Change

Climate change presents risks and uncertainties for us. With respect to physical risks, our physical assets and infrastructure, including our manufacturing operations, have been, and may be in future periods impacted by weather-related events such as hurricanes and floods, potentially resulting in items such as physical damage to our facilities and lost production. Unpredictable weather patterns or extended periods of severe weather also may result in supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought, during tree disease or insect epidemics or other environmental conditions that may be caused by variations in climate conditions. To the extent that severe weather or other climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In addition to national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap-and-trade programs.

Several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement among over 170 countries that established the Paris Agreement, which became effective in November 2016 and which the United States formally rejoined in February 2021.

We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate-related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of WestRock MWV, LLC) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to fraud penalties for tax years 2009 to 2012 was resolved by CARF in favor of WestRock effective January 23, 2023.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$714 million ($143 million) as of September 30, 2023, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 7. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. The subsidiary for which we received the updated demand letter was sold in September 2023. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 6. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for additional information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2023, there were approximately 600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At September 30, 2023, we had $13.7 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2023, we recorded a receivable for our expected recovery and interest that consisted of a $4.4 million reduction of Cost of goods sold and $4.7 million reduction of Interest expense, net. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Guarantees

We make certain guarantees in the normal course of conducting our operations for compliance with certain laws and regulations, or in connection with certain business transactions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2023 and 2022, we had recorded $0.8 million and $0.8 million, respectively, for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 20.  Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2023 and 2022 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total (1)
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)
Other comprehensive loss before reclassifications	(10.3)	(217.1)	(241.2)	(468.6)
Amounts reclassified from accumulated other comprehensive loss	1.4	12.0	—	13.4
Net current period other comprehensive loss	(8.9)	(205.1)	(241.2)	(455.2)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)
Other comprehensive (loss) income before reclassifications	(50.2)	119.1	354.4	423.3
Amounts reclassified from accumulated other comprehensive loss	54.4	50.5	27.5	132.4
Net current period other comprehensive income	4.2	169.6	381.9	555.7
Balance at September 30, 2023	$(4.9)	$(572.0)	$(321.7)	$(898.6)

(1)	All amounts are net of tax and noncontrolling interest.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 25% to 26%, 25% to 26% and 25% to 26% for fiscal 2023, 2022 and 2021, respectively. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss primarily relate to the Mexican Peso, Brazilian Real and British Pound, each against the U.S. dollar.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2023 and 2022 (in millions):

	Years Ended September 30,
	2023			2022
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(53.0)	$13.3	$(39.7)	$(7.8)	$1.9	$(5.9)
Prior service costs (2)	(7.5)	1.9	(5.6)	(8.2)	2.1	(6.1)
Reclassification of net pension adjustment upon sale of RTS (3)	(8.9)	3.7	(5.2)	—	—	—

Subtotal defined benefit plans	(69.4)	18.9	(50.5)	(16.0)	4.0	(12.0)

Foreign currency translation adjustments: (1)
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment (4)	(29.0)	—	(29.0)	—	—	—
Reclassification of previously unrealized net foreign currency gain upon sale of RTS (3)	1.5	—	1.5	—	—	—
Subtotal foreign currency translation adjustments	(27.5)	—	(27.5)	—	—	—

Derivative Instruments: (1)
Natural gas commodity hedge loss (5)	(72.6)	18.2	(54.4)	(1.8)	0.4	(1.4)

Total reclassifications for the period	$(169.5)	$37.1	$(132.4)	$(17.8)	$4.4	$(13.4)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 6. Retirement Plans" for additional information.
(3)	Amount reflected in Gain on sale of RTS and Chattanooga in the consolidated statements of operations.
(4)	Amount reflected in Equity in income of unconsolidated entities in the consolidated statements of operations.
(5)	These accumulated other comprehensive income components are included in Cost of goods sold.

A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2023, 2022 and 2021, is as follows (in millions):

Fiscal 2023	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$354.9	$—	$354.9
Reclassification of previously unrealized net foreign currency loss upon consolidation of equity investment	29.0	—	29.0
Reclassification of previously unrealized net foreign currency gain upon sale of RTS	(2.3)	—	(2.3)
Deferred loss on cash flow hedges	(66.9)	16.7	(50.2)
Reclassification adjustment of net loss on cash flow hedges included in earnings	72.6	(18.2)	54.4
Net actuarial gain arising during period	161.6	(40.8)	120.8
Amortization and settlement recognition of net actuarial loss	53.5	(13.4)	40.1
Prior service cost arising during the period	(2.0)	0.5	(1.5)
Amortization of prior service cost	7.6	(1.9)	5.7
Reclassification of net pension adjustment upon sale of RTS	13.6	(5.7)	7.9
Consolidated other comprehensive income	621.6	(62.8)	558.8
Less: Other comprehensive income attributable to noncontrolling interests	(5.3)	2.2	(3.1)
Other comprehensive income attributable to common stockholders	$616.3	$(60.6)	$555.7

Fiscal 2022	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(241.5)	$—	$(241.5)
Deferred loss on cash flow hedges	(13.8)	3.5	(10.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.8	(0.4)	1.4
Net actuarial loss arising during period	(289.1)	72.8	(216.3)
Amortization and settlement recognition of net actuarial loss	8.4	(2.0)	6.4
Prior service cost arising during the period	(0.2)	—	(0.2)
Amortization of prior service cost	8.2	(2.1)	6.1
Consolidated other comprehensive loss	(526.2)	71.8	(454.4)
Less: Other comprehensive income attributable to noncontrolling interests	(1.1)	0.3	(0.8)
Other comprehensive loss attributable to common stockholders	$(527.3)	$72.1	$(455.2)

Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)	—	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Note 21.   Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, plus any unutilized shares left from the July 2015 authorization. The 25.0 million shares represented an additional authorization of approximately 10% of our outstanding Common Stock. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2023, we repurchased no shares of our Common Stock. In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million. The amount reflected as purchased in the consolidated statements of cash flows varies due to the timing of share settlement. As of September 30, 2023, we had approximately 29.0 million shares of Common Stock available for repurchase under the program, although we have indefinitely suspended the program in light of the proposed Transaction (and related restrictions imposed by the Transaction Agreement).

Note 22. Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan, as approved by our stockholders on January 28, 2022, allows for the granting of 8.4 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2023, there were 0.6 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan, adjusted for a prior corporate action, allows for the granting of 12.8 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2023, there were 0.4 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. In addition, there were 12.7 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions and we do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2023, 2022 and 2021 include share-based compensation expense of $64.2 million, $93.3 million and

$88.6 million, respectively. The total income tax benefit in the results of operations in connection with share-based compensation was $16.0 million, $23.3 million and $22.3 million, for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2023, 2022 and 2021 was $13.7 million, $28.9 million and $57.5 million, respectively.

Restricted Stock and Restricted Stock Units

In fiscal 2023, we granted restricted stock units to non-employee directors and certain of our employees. These grants represent the right to receive one share of Common Stock upon satisfaction of specified conditions. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as, with respect to fiscal 2023, Return on Invested Capital, Adjusted Earnings Per Share and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for our grants with a performance or market condition generally may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants with only a service condition generally vest over three years in one-third increments subsequent to fiscal 2021. The employee grants with only a service condition in fiscal 2021 and employee grants with a performance or market condition generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants to employees generally include a provision requiring both a change of control and termination of employment to accelerate vesting. The grantee is entitled to receive dividend equivalent units but will generally forfeit the restricted stock unit award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. Our non-employee director awards generally vest over a period of up to one year and carry a service condition. Prior to fiscal 2022, our non-employee directors received their equity awards in the form of restricted stock, which carried dividend and voting rights prior to vesting.

The table below summarizes the changes in restricted stock units during the fiscal year ended September 30, 2023:

	Units	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2022 (1)	4,900,629	$43.73
Granted	3,066,748	35.22
Vested and released	(2,131,067)	40.91
Forfeited	(558,177)	41.23
Outstanding at September 30, 2023 (1)	5,278,133	$40.19

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions, we are forecasting the performance of the aggregate outstanding grants to be attained at levels below target. However, actual performance may vary.

There was approximately $89.5 million of unrecognized compensation cost related to all unvested restricted stock units as of September 30, 2023 to be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock units and restricted stock granted in fiscal 2023, 2022 and 2021 with terms defined in the applicable grant letters (in units/shares).

	2023	2022	2021
Granted to employees:
Granted with a service condition	1,419,255	1,159,255	1,009,387
Granted with a service condition and a Return on Invested Capital performance condition at target	540,425	394,655	—
Granted with a service condition and a Cash Flow Per Share performance condition at target	—	464,485	798,490
Granted with a service condition and an Adjusted Earnings Per Share performance condition at target
Granted with a service condition and a relative Total Shareholder Return market condition at target	69,560	45,470	127,050
Granted for attainment of a performance condition at an amount in excess of target (1)	341,590	263,918	—
Granted for annual bonus (2)	—	—	126,984
Granted to non-employee directors	51,163	37,771	42,482
Total grants	3,066,748	2,365,554	2,104,393

(1)	Grants include shares issued for the level of performance attained in excess of target. Shares issued in fiscal 2023 for the fiscal 2020 Cash Flow Per Share measure were at 151.8% of target. Shares issued in fiscal 2022 for the fiscal 2019 Cash Flow Per Share measure were at 151.3% of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share measure were at 89.3% of target, therefore, the remainder of the grant was forfeited.
(2)	Reflects shares issued at 105% of target in fiscal 2021 relating to fiscal 2020 restricted stock units granted for the annual bonus.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2023 were valued using a Monte Carlo simulation at $39.72 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 47.2% and a risk-free interest rate of 4.0%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2022 were valued using a Monte Carlo simulation at $60.83 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.7% and a risk-free interest rate of 1.5%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per unit, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk-free rate of 0.3%.

Expense is recognized on restricted stock units and restricted stock on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many units are ultimately awarded is based on the number of units expected to be awarded.

The following table represents a summary of restricted stock units and restricted stock vested and released as well as the corresponding aggregate fair value in fiscal 2023, 2022 and 2021 (in millions, except units/shares):

	2023	2022	2021
Vested and released	2,131,067	1,512,550	3,194,223
Aggregate fair value	$72.6	$68.7	$125.1

Stock Options and Stock Appreciation Rights

We did not grant any stock options or SARs in fiscal 2023, 2022 and 2021. Outstanding stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vested in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

When options are granted, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historical annual dividend payments and current expectations for the future.

The table below summarizes the changes in stock options during the fiscal year ended September 30, 2023:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2022	1,082,925	$40.22
Exercised	(120,018)	28.83
Expired	(262,375)	40.04
Outstanding at September 30, 2023	700,532	$42.24	1.3	$2.0
Exercisable at September 30, 2023	700,532	$42.24	1.3	$2.0

The aggregate intrinsic value of options exercised during the years ended September 30, 2023, 2022 and 2021 was $0.8 million, $8.6 million and $29.1 million, respectively.

As of September 30, 2023, there was no remaining unrecognized compensation cost related to unvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measured compensation expense related to the SAR awards at the end of each period. There were no SARs outstanding during the year ended September 30, 2023, and we do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2022 and 2021 was $0.1 million and $0.2 million, respectively.

Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2023, 2022 and 2021, employees purchased approximately 0.4 million, 0.3 million and 0.3 million shares, respectively, under the ESPP. We recognized $1.7 million, $1.8 million and $1.9 million of expense for fiscal 2023, 2022 and 2021, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2023, approximately 0.6 million shares of Common Stock remained available for purchase under the ESPP, although the ESPP will be suspended following the November 2023 purchase period in light of the proposed Transaction (and related obligations imposed by the Transaction Agreement).

Note 23.  Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

	September 30,
	2023	2022	2021
Numerator:
Net (loss) income attributable to common stockholders	$(1,649.0)	$944.6	$838.3
Less: Distributed and undistributed income available to participating securities	—	(0.1)	(0.2)
Distributed and undistributed (loss) income available to common stockholders	$(1,649.0)	$944.5	$838.1

Denominator:
Basic weighted average shares outstanding	255.9	259.5	265.2
Effect of dilutive stock options and non-participating securities	—	2.0	2.3
Diluted weighted average shares outstanding	255.9	261.5	267.5

Basic (loss) earnings per share attributable to common stockholders	$(6.44)	$3.64	$3.16

Diluted (loss) earnings per share attributable to common stockholders	$(6.44)	$3.61	$3.13

Beginning in fiscal 2022, non-employee directors began receiving equity grants in the form of restricted stock units, which are not considered participating securities as the rights to dividends accrued during the vesting period are forfeitable. The restricted stock grants to non-employee directors prior to fiscal 2022 were considered participating securities as they received non-forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we included these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share".

Approximately 2.5 million, 0.5 million and 0.5 million shares underlying awards in fiscal 2023, 2022 and 2021, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company (the Company) as of September 30, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Corrugated Packaging Reporting Unit

Description of the Matter

As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level on July 1 or more frequently if events or change in circumstances indicate that it is more likely than not to be impaired. This requires management to estimate the fair value of the reporting units based on the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and guideline public-company method. The Company performed an interim impairment test as of March 1, 2023, and recorded an impairment charge of $1,893.0 million, of which $514.3 million related to the Corrugated Packaging reporting unit. As of September 30, 2023, the Company’s goodwill balance totaled $4,248.7 million, of which $2,603.7 million related to the Corrugated Packaging reporting unit.

Auditing management’s goodwill impairment tests for the Corrugated Packaging reporting unit involved especially subjective judgments due to the significant estimation required in determining the fair value of the reporting unit. In particular, the estimates of the fair value for the Company’s Corrugated Packaging reporting unit are sensitive to assumptions such as the discount rate, earnings before interest, tax, depreciation and amortization (EBITDA) multiples for comparable guideline companies and expected future net cash flows, including projected revenue and EBITDA margins, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair values of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation models, the development of underlying assumptions used to estimate such fair values of the reporting unit and the clerical accuracy of the interim impairment charge. We also tested management’s review of the reconciliation of the aggregate estimated fair values of the reporting units to the market capitalization of the Company.

To test the estimated fair values of the Company’s Corrugated Packaging reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair values of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair values of the reporting unit.

Uncertain Tax Positions

Description of the Matter

As discussed in Note 7 to the consolidated financial statements, the Company has unrecognized income tax benefits of $405.1 million related to its uncertain tax positions at September 30, 2023. The Company uses significant judgment in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgments because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit

We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 7 to the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 17, 2023

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2022 AND 2021 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2022

	Year Ended September 30,
(In millions, except per share data)	2022	2021	2020
Net sales	$21,256.5	$18,746.1	$17,578.8
Cost of goods sold	17,235.8	15,315.8	14,381.6
Gross profit	4,020.7	3,430.3	3,197.2
Selling, general and administrative excluding intangible amortization	1,932.6	1,759.3	1,624.4
Selling, general and administrative intangible amortization	350.4	357.1	400.5
(Gain) loss on disposal of assets	(16.9)	4.1	(16.3)
Multiemployer pension withdrawal expense (income)	0.2	(2.9)	(1.1)
Mineral rights impairment	26.0	—	—
Restructuring and other costs	401.6	31.5	112.7
Goodwill impairment	—	—	1,333.2
Operating profit (loss)	1,326.8	1,281.2	(256.2)
Interest expense, net	(318.8)	(372.3)	(393.5)
Loss on extinguishment of debt	(8.5)	(9.7)	(1.5)
Pension and other postretirement non-service income	157.4	134.9	103.3
Other (expense) income, net	(11.0)	10.9	9.5
Equity in income of unconsolidated entities	72.9	40.9	15.8
Income (loss) before income taxes	1,218.8	1,085.9	(522.6)
Income tax expense	(269.6)	(243.4)	(163.5)
Consolidated net income (loss)	949.2	842.5	(686.1)
Less: Net income attributable to noncontrolling interests	(4.6)	(4.2)	(4.8)
Net income (loss) attributable to common stockholders	$944.6	$838.3	$(690.9)
Basic earnings (loss) per share attributable to common stockholders	$3.64	$3.16	$(2.67)
Diluted earnings (loss) per share attributable to common stockholders	$3.61	$3.13	$(2.67)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
(In millions)	2022	2021	2020
Consolidated net income (loss)	$949.2	$842.5	$(686.1)
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation (loss) gain	(241.5)	124.3	(215.0)
Derivatives:
Deferred loss on cash flow hedges	(10.3)	(0.1)	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.4	5.5	3.6
Defined benefit pension and other postretirement benefit plans:
Net actuarial (loss) gain arising during period	(216.3)	165.6	24.2
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	6.4	25.5	35.4
Prior service cost arising during period	(0.2)	(4.2)	(19.6)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	6.1	4.5	3.8
Other comprehensive (loss) income, net of tax	(454.4)	321.1	(177.6)
Comprehensive income (loss)	494.8	1,163.6	(863.7)
Less: Comprehensive income attributable to noncontrolling interests	(5.4)	(4.5)	(4.5)
Comprehensive income (loss) attributable to common stockholders	$489.4	$1,159.1	$(868.2)

CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions, except per share data)	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$260.2	$290.9
Accounts receivable (net of allowances of $66.3 and $68.1)	2,683.9	2,586.9
Inventories	2,317.1	2,173.3
Other current assets	689.8	597.6
Assets held for sale	34.4	10.9
Total current assets	5,985.4	5,659.6
Property, plant and equipment, net	10,081.4	10,570.1
Goodwill	5,895.2	5,959.2
Intangibles, net	2,920.6	3,318.8
Restricted assets held by special purpose entities	1,253.0	1,260.5
Prepaid pension asset	440.3	674.3
Other assets	1,829.6	1,811.8
Total assets	$28,405.5	$29,254.3

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$212.2	$168.8
Accounts payable	2,252.1	2,123.7
Accrued compensation and benefits	627.9	656.8
Other current liabilities	810.6	694.8
Total current liabilities	3,902.8	3,644.1
Long-term debt due after one year	7,575.0	8,025.3
Pension liabilities, net of current portion	189.4	254.7
Postretirement benefit liabilities, net of current portion	105.4	133.7
Non-recourse liabilities held by special purpose entities	1,117.8	1,127.3
Deferred income taxes	2,761.9	2,944.4
Other long-term liabilities	1,328.0	1,433.1
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	5.5	1.7
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 254.4 million and 265.0 million shares outstanding at September 30, 2022 and September 30, 2021, respectively	2.5	2.7
Capital in excess of par value	10,639.4	11,058.8
Retained earnings	2,214.4	1,607.9
Accumulated other comprehensive loss	(1,454.3)	(999.1)
Total stockholders’ equity	11,402.0	11,670.3
Noncontrolling interests	17.7	19.7
Total equity	11,419.7	11,690.0
Total liabilities and equity	$28,405.5	$29,254.3

CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2022	2021	2020
Number of Shares of Common Stock Outstanding:
Balance at beginning of fiscal year	265.0	260.4	257.8
Issuance of common stock, net of stock received for tax withholdings	2.0	7.1	2.6
Purchases of common stock(1)	(12.6)	(2.5)	—
Balance at end of fiscal year	254.4	265.0	260.4
Common Stock:
Balance at beginning of fiscal year	$2.7	$2.6	$2.6
Issuance of common stock, net of stock received for tax withholdings	—	0.1	—
Purchases of common stock(1)	(0.2)	—	—
Balance at end of fiscal year	2.5	2.7	2.6
Capital in Excess of Par Value:
Balance at beginning of fiscal year	11,058.8	10,916.3	10,739.4
Compensation expense under share-based plans	93.4	88.5	130.3
Issuance of common stock, net of stock received for tax withholdings	11.9	158.8	46.6
Purchases of common stock(1)	(524.3)	(103.7)	—
Other	(0.4)	(1.1)	—
Balance at end of fiscal year	10,639.4	11,058.8	10,916.3
Retained Earnings:
Balance at beginning of fiscal year	1,607.9	1,031.6	1,997.1
Adoption of accounting standards(2)	—	(3.8)	73.5
Net income (loss) attributable to common stockholders	944.6	838.3	(690.9)
Dividends declared (per share - $1.00, $0.88 and $1.33)(3)	(263.0)	(236.3)	(348.1)
Issuance of common stock, net of stock received for tax withholdings	(2.1)	(0.5)	—
Purchases of common stock(1)	(73.0)	(21.4)	—
Balance at end of fiscal year	2,214.4	1,607.9	1,031.6
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(999.1)	(1,319.9)	(1,069.2)
Adoption of ASU 2018-02 reclassification of stranded tax effects resulting from Tax Reform	—	—	(73.4)
Other comprehensive (loss) income, net of tax	(455.2)	320.8	(177.3)
Balance at end of fiscal year	(1,454.3)	(999.1)	(1,319.9)
Total Stockholders' equity	11,402.0	11,670.3	10,630.6
Noncontrolling Interests:(4)
Balance at beginning of fiscal year	19.7	16.9	14.3
Net (loss) income	(1.5)	1.7	2.7
Distributions and adjustments to noncontrolling interests	(0.5)	1.1	(0.1)
Balance at end of fiscal year	17.7	19.7	16.9
Total Equity	$11,419.7	$11,690.0	$10,647.5

(1)	In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021).
(2)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13, “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments”. For fiscal 2020, the amount primarily relates to the adoption of ASU 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”.
(3)	Includes cash dividends paid and dividend equivalent units on certain restricted stock units and restricted stock.
(4)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the consolidated balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2022	2021	2020
Operating activities:
Consolidated net income (loss)	$949.2	$842.5	$(686.1)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	1,488.6	1,460.0	1,487.0
Cost of real estate sold	—	—	16.1
Deferred income tax (benefit) expense	(98.2)	(38.3)	43.0
Share-based compensation expense	93.3	88.6	130.3
401 (k) match and company contribution in common stock	2.5	136.1	20.8
Pension and other postretirement funding more than expense (income)	(135.6)	(111.5)	(80.1)
Cash surrender value increase in excess of premiums paid	(2.0)	(49.4)	(25.2)
Equity in income of unconsolidated entities	(72.9)	(40.9)	(15.8)
Gain on sale of sawmill	—	(16.5)	—
Gain on sale of investment	—	(16.0)	—
Goodwill impairment	—	—	1,333.2
Other impairment adjustments	325.5	34.6	25.8
Mineral rights impairment	26.0	—	—
(Gain) loss on disposal of plant, equipment and other, net	(17.5)	3.7	(13.2)
Other	(2.5)	11.7	0.6
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(161.5)	(428.9)	30.5
Inventories	(310.4)	(200.0)	21.8
Other assets	79.1	(379.6)	(202.4)
Accounts payable	79.5	430.3	(86.4)
Income taxes	16.9	0.7	(27.6)
Accrued liabilities and other	(239.6)	552.8	98.4
Net cash provided by operating activities	2,020.4	2,279.9	2,070.7
Investing activities:
Capital expenditures	(862.6)	(815.5)	(978.1)
Cash paid for purchase of businesses, net of cash acquired	(7.0)	—	—
Proceeds from corporate owned life insurance	60.8	44.9	16.9
Proceeds from sale of sawmill	—	58.5	—
Proceeds from sale of investment	—	29.5	—
Proceeds from sale of property, plant and equipment	28.2	6.3	35.0
Proceeds from property, plant and equipment insurance settlement	1.7	3.2	6.5
Other	2.9	(2.9)	(1.8)
Net cash used for investing activities	(776.0)	(676.0)	(921.5)
Financing activities:
Proceeds from issuance of notes	—	—	598.6
Additions to revolving credit facilities	377.4	435.0	428.0
Repayments of revolving credit facilities	(373.3)	(415.0)	(528.2)
Additions to debt	503.2	259.9	696.4
Repayments of debt	(991.5)	(1,544.3)	(1,449.2)
Changes in commercial paper, net	—	—	(339.2)
Other debt additions (repayments), net	31.5	23.1	(80.3)
Issuances of common stock, net of related tax withholdings	5.0	18.2	22.2
Purchases of common stock	(600.0)	(122.4)	—
Cash dividends paid to stockholders	(259.5)	(233.8)	(344.5)
Other	25.9	(1.1)	(24.9)
Net cash used for financing activities	(1,281.3)	(1,580.4)	(1,021.1)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6.2	16.3	(28.6)
(Decrease) increase in cash, cash equivalents and restricted cash	(30.7)	39.8	99.5
Cash, cash equivalents and restricted cash at beginning of period	290.9	251.1	151.6
Cash, cash equivalents and restricted cash at end of period	$260.2	$290.9	$251.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.      Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our'', "WestRock" and "the Company" refer to the business of WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help our customers win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 7. Segment Information" for our equity method investments.

Reclassifications and Adjustments

Effective October 1, 2021, we reorganized our segment reporting to four reportable segments: Corrugated Packaging, Consumer Packaging, Global Paper and Distribution. Prior period amounts have been recast throughout the Notes to Consolidated Financial Statements, as applicable, to conform to the new segment structure. These changes did not impact our consolidated financial statements. See "Note 7 Segment Information" for additional information.

Certain amounts in prior periods have been reclassified to conform with the current year presentation.

COVID Pandemic

The global impact of the COVID has affected our operational and financial performance to varying degrees. The extent of the effects of future public health crises, including a resurgence of COVID, or related containment measures and government responses are highly uncertain and cannot be predicted. Our net sales, primarily in the last half of fiscal 2020, were negatively impacted by COVID, and we have experienced and are currently experiencing higher supply chain costs and tight labor markets in part due to the impacts of COVID.

Ransomware Incident

As previously disclosed, on January 23, 2021 we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, including shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. We notified law enforcement and contacted our customers to apprise them of the situation.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and team members. In our Form 10-Q for the second quarter of fiscal 2021, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimated the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries - approximately $10 million as a reduction of SG&A excluding intangible amortization and approximately $5 million as a reduction of Cost of goods sold. In fiscal 2022, we recorded a $57.2 million credit for ransomware insurance recoveries. We recorded $50.6 million of business interruption recoveries as a reduction of Cost of goods sold and $6.6 million of direct cost recoveries as a reduction of SG&A excluding intangible amortization. We present ransomware recoveries received as Net cash provided by operating activities in our consolidated statements of cash flows. While we expect to recover substantially all of the remaining ransomware losses from cyber and business interruption insurance from various carriers in future periods, the recovery process proceeds from carrier to carrier up the coverage layers after the preceding layer is resolved, which lends itself to a lengthy process. Additionally, discussions and/or disputes over the extent of insurance coverage for claims are not uncommon and generally take time to be resolved.

In order to contain and remediate the cybersecurity incident, we engaged a leading cybersecurity defense firm to complete a forensics investigation and performed short-term mitigation actions in the latter half of 2021. Mitigations performed included the execution of a company-wide password reset and the deployment of security tooling across all our servers and workstations. Additionally, to address longer term security objectives, we developed a multi-year security and resiliency roadmap, aimed to strengthen the company's ability to detect, respond, and recover from security incidents. This roadmap included initiatives to bolster our information security posture across the enterprise, and to deploy technology and process improvements to allow for faster and more effective incident response and recovery. More specifically, key areas of focus for the resiliency roadmap included: strengthening security monitoring controls, improving security at our operating locations, automating identity and access management, expanding third-party security, modernizing the network and file and print infrastructure, and updating backup capabilities.

In fiscal 2022, we realized incremental progress against our resiliency objectives. We improved our mean-time-to-resolve security incidents, deployed endpoint detection and response technology across all of our workstation and server population, transitioned all of our local drives to cloud-based storage, and progressed against key goals to modernize the security and infrastructure of our operating locations. In fiscal 2023, we expect to continue our resiliency roadmap efforts. Quarterly progress, as well as key risks and issues, are reported to the Audit Committee for oversight and monitoring.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We base our estimates on the current information available, our experiences and various other assumptions believed to be reasonable under the circumstances. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The global impact of the COVID pandemic may also affect our accounting estimates, which may materially change from period to period due to changing market factors. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer specifications), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) with a corresponding reduction in finished goods inventory on our balance sheet.

We net provisions for discounts, returns, allowances, customer rebates and other adjustments against our gross sales. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable sales agreements to sell to third-party financial institutions all of the short term receivables generated from certain customer trade accounts. See "Note 12. Fair Value -Accounts Receivable Sales Agreements".

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. We recorded bad debt expense of $4.6 million and $19.9 million in fiscal 2022 and 2020, respectively, and a credit of $9.4 million in fiscal 2021.

The following table represents a summary of the changes in the reserve for allowance for doubtful accounts, returns and allowances and cash discounts for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$68.1	$66.3	$53.2
Reduction in sales and charges to costs and expenses	261.9	236.5	270.8
Deductions	(263.7)	(234.7)	(257.7)
Balance at end of fiscal year	$66.3	$68.1	$66.3

Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories are primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 35% and 36% of FIFO cost of all inventory at September 30, 2022 and 2021, respectively. See "Note 9. Inventories" for additional information.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Lastly, certain operations calculate a ratio, on a plant-by-plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Costs include raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

We adopted the provisions of ASC 842, "Leases" on October 1, 2019 using the modified retrospective approach and, as a result, did not restate prior periods. We elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease ROU assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 14. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

Goodwill and Long-Lived Assets

In accordance with ASC 350, we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and the guideline public company method.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from past acquisitions, capital expenditures and continuous improvement projects. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. Under the guideline public company method, we estimate the fair value of the reporting unit based on published EBITDA multiples of comparable public companies with similar operations and economic characteristics. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value as required under ASU 2017-04 "Simplifying the Test for Goodwill lmpairmenf', which we early adopted starting with our fiscal 2020 annual goodwill impairment test on July 1, 2020.

During the fourth quarter of fiscal 2022, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for the short-term and long-term impacts of COVID, macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 9.5% to 13.0%. We used perpetual growth rates ranging from 0.0% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values by more than 15% each. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of each of our reporting units would have continued to exceed its carrying value. No reporting unit failed the annual impairment test; however, the fair value of the Corrugated Packaging reporting unit only exceeded its carrying value by 15% at July 1, 2022. In our fiscal 2022 annual goodwill impairment analysis, projected future cash flows for the Corrugated Packaging reporting unit were discounted at 10.0%. Based on the discounted cash flow model and holding other valuation assumptions constant, the discount rate would have to be increased to 11.9%, in order for the estimated fair value of the reporting unit to fall below its carrying value.

At September 30, 2022, the Corrugated Packaging, Consumer Packaging, Global Paper and Distribution reporting units had $2,802.8 million, $1,588.4 million, $1,366.5 million and $137.5 million of goodwill, respectively, which remained recoverable at the current year-end. Subsequent to our annual test, we monitored industry economic trends until the end of our fiscal year and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. Currently, we do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, we cannot predict or control market factors, including the impact of macroeconomic conditions, and there are certain risks inherent to our operations, as described in Item 1A. "Risk Factors". If actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including ROU assets and amortizable intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. Our long-lived assets, including intangible assets remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 1 to 40 years and have a weighted average life of approximately 15.7 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Cloud Computing Arrangements

We utilize cloud computing arrangements such as hosting arrangements which are service contracts, whereby we gain remote access to use software hosted by the vendor or another third party on an as-needed basis for a period of time in exchange for a subscription fee. Subscription fees are usually prepaid and recorded in operating expense over the related subscription period. Implementation costs for cloud computing arrangements are capitalized within Other current assets or Other assets if certain criteria are met and consist of internal and external costs directly attributable to developing and configuring cloud computing software for its intended use. Amortization of capitalized implementation costs is recorded as operating expense on a straight-line basis over the term of the cloud computing arrangement, which is the non-cancellable period of the agreement, together with periods covered by renewal options which we are reasonably certain to exercise. The unamortized implementation costs related to our cloud computing arrangements were $4.1 million and $1.1 million at September 30, 2022 and 2021, respectively.

Restructuring and Other Costs

Our restructuring and other costs include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities.

When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value upon its ultimate sale. For facility closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped facilities that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed facility's production to our other facilities. We believe these actions have allowed us to more effectively manage our business.

Identifying and calculating the cost to exit operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 4. Restructuring and Other Costs" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgments regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities

We estimate fair values in accordance with ASC 820 "Fair Value Measurement". ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 defines levels within the hierarchy based on the availability of quoted prices for identical items in active markets, similar items in active or inactive markets and valuation techniques using observable and unobservable inputs. We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in our fair value measurements.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 13. Debt" and our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets, and our derivative contracts, if any, based on discounted cash flows.

We measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities. Given the nature of nonfinancial assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 12. Fair Value".

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815,"Derivatives and Hedging", or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated. Derivative financial instruments are not used for trading or other speculative purposes.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. For financial derivative instruments that are not designated as accounting hedges, the entire change in fair value of the financial instrument is reported immediately in current period earnings.

We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

At September 30, 2022, the notional amount of foreign currency exchange contract derivative was 8.0 billion Mexican pesos ($389.9 million), with the fair value of $3.4 million presented within Other current assets. At September 30, 2021, the notional amount of foreign currency exchange contract derivative was $270.2 million. The fair value of this derivative instrument was not significant as of September 30, 2021. We did not designate our foreign currency exchange contract derivatives as accounting hedges.

At September 30, 2022, the notional amount of natural gas commodity derivatives was 18.3 million MMBtu, which are designated as cash flow hedges. The fair value of these derivatives was $12.0 million, which is presented within Other current liabilities. No natural gas commodity derivatives were outstanding at September 30, 2021. See "Note 18. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)" for additional information regarding our foreign currency and natural gas commodity derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We recognize interest and penalties related to unrecognized tax benefits in income tax expense in the consolidated statements of operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. As part of the enacted Tax Act, Global Intangible Low Taxed Income ("GILTI") provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. We have elected to treat any potential GILTI inclusions as a period cost during the year incurred.

On August 16, 2022, the Inflation Reduction Act was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. While we are still evaluating the impact that the Inflation Reduction Act will have on our financial results, we do not believe the impact will be material.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation - Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our consolidated balance sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 5. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor''. The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation - Stock Compensation". Pursuant to our incentive stock plans, we can grant options, restricted stock, restricted stock units and stock appreciation rights ("SAR" or "SARs") to employees and our non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our awards are restricted stock units granted to employees and generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. In fiscal 2020, in connection with our WestRock Pandemic Action Plan we issued restricted stock units to the majority of our employees to replace their annual cash bonus. See "Note 20. Share-Based Compensation" for additional information.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset.

Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. Our asset retirement obligations consist primarily of landfill closure and post-closure costs at certain of our mills. At September 30, 2022, we had recorded liabilities of $96.0 million, $79.6 million in Other long-term liabilities and $16.4 million in Other current liabilities. At September 30, 2021, we had recorded $73.6 million, $73.1 million in Other long-term liabilities and the balance in Other current liabilities.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every 12 to 24 months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2022 and 2021 were $121.8 million and $110.7 million, respectively. The assets are recorded as Other assets on the consolidated balance sheets.

Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of operations. We recorded a loss on foreign currency transactions of $5.0 million and $0.7 million in fiscal 2022 and 2021, respectively, and a gain on foreign currency transactions of $6.6 million in fiscal 2020.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of a remedial feasibility study and clear indication of remedial options. We adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 17. Commitments and Contingencies - Environmental."

New Accounting Standards - Adopted in fiscal 2022

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". This ASU removes certain exceptions from recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also reduces complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020 (fiscal 2022 for us) and interim periods within those fiscal years. We adopted the provisions of ASU 2019-12 beginning October 1, 2021. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05, "Leases (Topic 842): Lessors - Certain Leases with Variable Lease Payments". This ASU requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses at lease commencement if they were classified as sales-type or direct financing leases. For lessors that had adopted ASC 842, "Leases" as of July 19, 2021, when the amendments were issued, the amendments can be applied either retrospectively or prospectively and are effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us) and interim periods within those annual periods. Early adoption is permitted. We early adopted this ASU using the prospective transition approach beginning October 1, 2021. The adoption of this ASU did not have a material impact on our consolidated financial statements.

New Accounting Standards - Pending to be Adopted in Fiscal 2023

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832) - Disclosures by Business Entities about Government Assistance". This ASU aims to increase the transparency of government assistance through the annual disclosure of the types of assistance, an entity's accounting for the assistance and the effect of the assistance on an entity's financial statements. This ASU is effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us), with early adoption permitted. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs can be adopted after their respective issuance dates through December 31, 2022. We are in process of reviewing and updating our contracts to a new reference rate. We have been addressing the LIBOR transition in our applicable debt facilities and have completed the transition on all of our significant facilities. See "Note 13. Debf' for additional information on our recent credit facility changes. We expect to adopt the provisions of this optional guidance in fiscal 2023. The adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

New Accounting Standards - Recently Issued

In September 2022, the FASB issued ASU 2022-04, "Liabilities-Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations". This ASU requires that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program's nature, activity during the period, changes from period to period, and potential magnitude. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), except for the amendment on roll forward information which is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us). We are evaluating the impact of this ASU.

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". This ASU clarifies that contractual sale restrictions should not be considered in measuring the fair value of equity securities. This ASU is effective for fiscal years beginning after December 15, 2023 (fiscal 2025 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method'. This ASU expands and clarifies the portfolio layer method for fair value hedges of interest rate risk. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805) - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". This ASU requires an entity to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606. This ASU is intended to reduce diversity in practice and increase comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. This ASU is effective for fiscal years beginning after December 15, 2022 (fiscal 2024 for us), including interim periods therein, with early adoption permitted. We are evaluating the impact of this ASU.

Note 2.	Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. As discussed above, effective October 1, 2021, we reorganized our segment reporting to four reportable segments and have recast prior period disclosures to conform to the new segment structure and modified the geographical markets presented. In fiscal 2020, we completed our real estate monetization and ceased reporting the results of the Land and Development segment as a separate segment. Therefore, we did not have any Land and Development sales in fiscal 2022 or 2021.

The following tables summarize our disaggregated revenue by primary geographical markets for fiscal 2022, 2021 and 2020 (in millions):

	Year Ended September 30, 2022
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$8,264.7	$2,870.9	$5,344.8	$1,238.3	$(357.2)	$17,361.5
Canada	578.8	510.0	227.7	16.1	(7.5)	1,325.1
Latin America	456.4	194.4	230.7	164.5	(0.4)	1,045.6
EMEA	7.7	1,079.9	63.2	—	(0.3)	1,150.5
Asia Pacific	—	310.0	63.8	—	—	373.8
Total	$9,307.6	$4,965.2	5,930.2	$1,418.9	$(365.4)	$21,256.5

	Year Ended September 30, 2021
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Intersegment Sales	Total
U.S.	$7,518.8	$2,463.7	$4,547.7	$1,105.9	$(318.9)	$15,317.2
Canada	519.3	473.0	205.2	19.7	(6.8)	1,210.4
Latin America	357.3	159.1	100.1	129.2	(0.3)	745.4
EMEA	5.1	1,038.2	62.7	—	—	1,106.0
Asia Pacific	—	299.9	67.3	—	(0.1)	367.1
Total	$8,400.5	$4,433.9	4,983.0	$1,254.8	$(326.1)	$18,746.1

	Year Ended September 30, 2020
	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Land and Development	Intersegment Sales	Total
U.S.	$7,054.6	$2,416.5	$4,300.4	$987.1	$18.9	$(268.6)	$14,508.9
Canada	452.6	436.0	222.3	17.3	—	(3.5)	1,124.7
Latin America	275.1	120.3	118.0	98.0	—	(0.3)	611.1
EMEA	7.9	939.6	66.5	—	—	—	1,014.0
Asia Pacific	—	278.0	42.4	—	—	(0.3)	320.1
Total	$7,790.2	$4,190.4	$4,749.6	$1,102.4	$18.9	$(272.7)	$17,578.8

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the consolidated balance sheets (in millions).

	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2021	$199.1	$12.8
Ending balance - September 30, 2022	244.0	13.9
Increase	$44.9	$1.1

Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3.	Acquisitions and Investments

We account for acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date. There have been no significant acquisitions in the last three fiscal years.

Grupo Gondi Acquisition

On July 27, 2022, we announced our entry into an agreement to acquire the remaining 67.7% interest in Grupo Gondi for $970 million, plus the assumption of debt, representing an estimated implied enterprise value of $1.763 billion. Grupo Gondi is a leading integrated producer of corrugated and consumer packaging that operates four paper mills, nine corrugated packaging plants and six high graphic plants throughout Mexico, producing sustainable packaging for a wide range of end markets in the region. This tuck-in acquisition will provide us with further geographic and end market diversification as well as position us to continue to grow in the attractive Latin American market. The acquisition, which is subject to a number of customary closing conditions, including approval by regulatory authorities in Mexico, is expected to close by the end of this calendar year, after which we will consolidate Grupo Gondi into our financial statements.

Note 4.	Restructuring and Other Costs

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs of $401.6 million, $31.5 million and $112.7 million for fiscal 2022, 2021 and 2020, respectively. Of these costs, $325.5 million, $12.6 million and $29.8 million were non-cash for fiscal 2022, 2021 and 2020, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture vary. We present our restructuring and other costs in more detail below.

The following table summarizes our Restructuring and other costs for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Restructuring	$392.1	$28.5	$93.7
Other	9.5	3.0	19.0
Restructuring and Other Costs	$401.6	$31.5	$112.7

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete plant closures). A partial plant closure may consist of shutting down a machine and/or a workforce reduction. We have incurred various reduction in workforce actions, plant closure activities, impairment costs and certain lease terminations from time to time.

We are committed to improving our return on invested capital as well as maximizing the performance of our assets. In fiscal 2022, we recorded various impairments and other charges associated with our decision to permanently cease operations at our Panama City, FL mill and to permanently close the corrugated medium manufacturing operations at the St. Paul, MN mill, as reflected in the table below in the Global Paper segment. Both operations were expected to require significant capital investment to maintain and improve going forward, and the production of fluff pulp (at Panama City) was not a priority in our strategy to focus on higher value markets. Closing these operations allows us to redirect significant capital that would have been required to keep them competitive in the future to improve other key assets. We expect to record future restructuring charges, primarily associated with future carrying costs. The Panama City, FL mill had produced containerboard, primarily heavyweight kraft and fluff pulp, with a combined annual capacity of 645,000 tons of which approximately two-thirds was shipped to external customers. Select grades of containerboard previously produced at the mill are expected to be manufactured at other WestRock facilities. The corrugated medium manufacturing operations at St. Paul, MN had annual capacity of 200,000 tons of which approximately two-fifths was shipped to external customers.

In fiscal 2021, our restructuring charges included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). In fiscal 2020, our restructuring charges included those associated with the announced shutdown of a bleached paperboard machine at our Evadale, TX mill, employee costs due to merger and acquisition-related workforce reductions and a voluntary retirement program. Due to market factors in fiscal 2021, we decided to delay the machine shutdown at our Evadale, TX mill, and in fiscal 2022, we decided to cancel our plans to shut down the machine and reversed certain employee and other accrued restructuring charges. The machine is capable of swinging between selected grades (e.g., linerboard, bleached paperboard and pulp), and we intend to utilize the machine to produce selected grades based on demand.

While restructuring costs are not charged to our segments and, therefore, do not reduce each segment's Adjusted EBITDA, we highlight the segment to which the charges relate. As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies - Reclassifications and Adjustments", effective October 1, 2021, we reorganized our segment reporting to four reportable segments and have recast the prior year disclosure. Since we do not allocate restructuring costs to our segments, charges incurred in the Global Paper segment will represent all charges associated with our vertically integrated mills and recycling operations. These operations manufacture for the benefit of each reportable segment that ultimately sells the associated paper and packaging products to our external customers. Prior to the completion of our Land and Development monetization program in fiscal 2020, we had an additional reportable segment which previously sold real estate, primarily in the Charleston, SC region.

The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives, and our estimate of the total we expect to incur (in millions):

	2022	2021	2020	Cumulative	Total Expected
Corrugated Packaging
PP&E and related costs	$0.3	$2.6	$0.4	$3.9	$3.9
Severance and other employee costs	0.5	4.7	7.5	29.2	29.2
Other restructuring costs	2.6	2.9	5.2	12.8	19.2
Restructuring total	$3.4	$10.2	$13.1	$45.9	$52.3

Consumer Packaging
PP&E and related costs	$—	$0.5	$1.0	$3.3	$3.3
Severance and other employee costs	6.2	9.7	19.4	36.5	36.5
Other restructuring costs	2.7	3.1	4.1	13.1	13.1
Restructuring total	$8.9	$13.3	$24.5	$52.9	$52.9

Global Paper
PP&E and related costs	$349.3	$0.2	$24.3	$400.6	$400.6
Severance and other employee costs	11.2	—	1.4	17.8	20.0
Other restructuring costs	8.0	0.1	5.5	28.9	115.0
Restructuring total	$368.5	$0.3	$31.2	$447.3	$535.6

Distribution
Severance and other employee costs	$—	$—	$0.2	$0.2	$0.2
Other restructuring costs	1.0	—	—	1.0	1.0
Restructuring total	$1.0	$—	$0.2	$1.2	$1.2

Land and Development
Severance and other employee costs	$—	$—	$—	$0.1	$0.1
Other restructuring costs	—	—	2.0	2.0	2.0
Restructuring total	$—	$—	$2.0	$2.1	$2.1

Corporate
PP&E and related costs	$2.0	$8.8	$—	$10.8	$10.8
Severance and other employee costs	3.0	0.9	21.1	62.5	62.5
Other restructuring costs	5.3	(5.0)	1.6	4.5	4.5
Restructuring total	$10.3	$4.7	$22.7	$77.8	$77.8

Total
PP&E and related costs	$351.6	$12.1	$25.7	$418.6	$418.6
Severance and other employee costs	20.9	15.3	49.6	146.3	148.5
Other restructuring costs	19.6	1.1	18.4	62.3	154.8
Restructuring total	$392.1	$28.5	$93.7	$627.2	$721.9

We have defined "PP&E. and related costs" as used in this Note 4 primarily as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment, related parts and supplies on such assets, and deferred major maintenance costs, if any. We define "Other restructuring costs" as facility carrying costs, equipment and inventory relocation costs, lease or other contract termination costs, and other items.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be corporate costs regardless of the segment or segments involved in the transaction.

The following table presents acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2022	2021	2020
Acquisition costs	$4.4	$0.5	$0.2
Integration costs	0.7	1.7	18.7
Divestiture costs	4.4	0.8	0.1
Other total	$9.5	$3.0	$19.0

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs" on our consolidated statements of operations for the last three fiscal years (in millions):

	2022	2021	2020
Accrual at beginning of fiscal year	$13.4	$17.2	$32.3
Additional accruals	33.4	17.4	51.3
Payments	(15.9)	(17.2)	(56.6)
Adjustment to accruals	(5.6)	(2.1)	(6.2)
Foreign currency rate changes and other	(0.1)	(1.9)	(3.6)
Accrual at end of fiscal year	$25.2	$13.4	$17.2

Reconciliation of accruals and charges to restructuring and other costs (in millions):

	2022	2021	2020
Additional accruals and adjustments to accruals (see table above)	$27.8	$15.3	$45.1
PP&E and related costs	351.6	12.1	25.7
Severance and other employee costs	0.5	0.3	1.6
Acquisition costs	4.4	0.5	0.2
Integration costs	0.7	1.7	18.7
Divestiture costs	4.4	0.8	0.1
Other restructuring costs	12.2	0.8	21.3
Total restructuring and other costs, net	$401.6	$31.5	$112.7

Note 5.	Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining salaried and non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After consultation with our actuary and investment advisors, we adopted the target allocations in the table below for our pension plans in an effort to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	23%	19%	21%
Fixed income investments	73%	73%	73%	74%
Short-term investments	1%	1%	1%	1%
Other investments	8%	3%	7%	4%
Total	100%	100%	100%	100%

Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	18%	21%	21%	21%
Fixed income investments	70%	73%	71%	72%
Short-term investments	4%	2%	3%	2%
Other investments	8%	4%	5%	5%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $21 million to our U.S. and non-U.S. pension plans in fiscal 2023. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30, were:

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.63%	5.12%	2.99%	2.63%
Interest crediting rate	3.08%	N/A	3.48%	N/A
Rate of compensation increase	2.50%	2.97%	2.50%	2.65%

At September 30, 2022, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2022 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2023, our expected rate of return used to determine net periodic benefit cost is 6.5% for our U.S. plans and 5.1% for our non-U.S. plans. Our expected rates of return in fiscal 2023 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four-year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement.

The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit Obligation:
Benefit Obligation at beginning of fiscal year	$5,239.1	$1,438.5	$5,264.5	$1,471.5
Service cost	40.8	7.0	42.5	8.6
Interest cost	152.1	36.1	154.6	32.7
Amendments	0.3	—	5.0	0.6
Actuarial (gain) loss	(1,317.1)	(340.1)	20.7	(66.1)
Plan participant contributions		1.7		1.9
Benefits paid	(246.9)	(77.6)	(248.2)	(78.0)
Curtailments	—	0.2	—	—
Settlements	(1.8)	(2.4)	—	(1.4)
Foreign currency rate changes	—	(128.1)	—	68.7
Benefit obligation at end of fiscal year	$3,866.5	$935.3	$5,239.1	$1,438.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$5,627.0	$1,455.7	$5,369.7	$1,418.0
Actual (loss) gain on plan assets	(1,281.4)	(322.1)	491.9	38.7
Employer contributions	13.0	8.2	13.6	9.6
Plan participant contributions	—	1.7	—	1.9
Benefits paid	(246.9)	(77.6)	(248.2)	(78.0)
Settlements	(1.8)	(2.5)	—	(1.4)
Foreign currency rate changes	—	(133.7)	—	66.9
Fair value of plan assets at end of fiscal year	$4,109.9	$929.7	$5,627.0	$1,455.7
Funded (unfunded) status	$243.4	$(5.6)	$387.9	$17.2

Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$379.1	$61.2	$566.8	$107.5
Other current liabilities	(11.7)	(1.4)	(13.5)	(1.0)
Pension liabilities, net of current portion	(124.0)	(65.4)	(165.4)	(89.3)
Over (under) funded status at end of fiscal year	$243.4	$(5.6)	$387.9	$17.2

The actuarial (gain) loss in benefit obligation for the U.S. Plans and Non-U.S. Plans is generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non-U.S. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist primarily of non-qualified plans, have aggregate projected benefit obligations of $164.5 million, aggregate accumulated benefit obligations of $164.5 million, and aggregate fair value of plan assets of $28.8 million at September 30, 2022. Our qualified U.S. plans were in a net overfunded position at September 30, 2022.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $4,779.1 million and $6,627.1 million at September 30, 2022 and 2021, respectively.

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$849.8	$155.6	$573.1	$125.9
Prior service cost	34.6	1.8	42.4	2.6
Total accumulated other comprehensive loss	$884.4	$157.4	$615.5	$128.5

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2022	2021	2020
Net actuarial loss (gain) arising during period	$315.3	$(208.0)	$(26.2)
Amortization and settlement recognition of net actuarial loss	(8.9)	(34.5)	(48.2)
Prior service cost arising during period	0.2	5.6	25.0
Amortization of prior service cost	(8.9)	(8.4)	(7.8)
Net other comprehensive loss (income) recognized	$297.7	$(245.3)	$(57.2)

The net periodic pension income recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2022	2021	2020
Service cost	$47.8	$51.1	$52.6
Interest cost	188.2	187.3	198.6
Expected return on plan assets	(368.6)	(368.1)	(362.3)
Amortization of net actuarial loss	8.8	34.2	46.8
Amortization of prior service cost	8.4	8.4	7.5
Curtailment loss	0.5	—	0.4
Settlement loss	0.1	0.4	1.4
Company defined benefit plan income	(114.8)	(86.7)	(55.0)
Multiemployer and other plans	1.5	1.6	2.0
Net pension income	$(113.3)	$(85.1)	$(53.0)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 5. Retirement Plans - Multiemployer Plans" for additional information.

The consolidated statements of operations line item "Pension and other postretirement non-service income" is equal to the non-service elements of our "Company defined benefit plan income" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2022		2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.99%	2.63%	3.01%	2.16%	3.35%	2.42%
Interest crediting rate	3.48%	N/A	3.47%	N/A	4.22%	N/A
Rate of compensation increase	2.50%	2.65%	2.50%	2.68%	3.00%	2.65%
Expected long-term rate of return on plan assets	5.75%	3.81%	6.00%	3.73%	6.25%	4.26%

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2022, 2021 and 2020 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2022 ranging from 7% to 14%, fiscal 2021 ranging from 6% to 13% and for fiscal 2020 ranging from 5% to 12%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2022, 2021 and 2020. As of September 30, 2022, these adjustment factors were updated to reflect the most recent mortality experience.

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Pension Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2023	$275.9	$90.9
Fiscal 2024	$279.9	$68.8
Fiscal 2025	$287.0	$68.7
Fiscal 2026	$290.0	$68.3
Fiscal 2027	$281.8	$68.2
Fiscal Years 2028 - 2032	$1,436.1	$338.0

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2022 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$150.7	$150.7	$—
Non-U.S. equities (1)	85.9	85.9	—
Fixed income securities:
U.S. government securities (2)	164.3	—	164.3
Non-U.S. government securities (3)	74.5	—	74.5
U.S. corporate bonds (3)	2,173.7	95.4	2,078.3
Non-U.S. corporate bonds (3)	545.0		545.0
Other fixed income (4)	223.1	—	223.1
Short-term investments (5)	181.9	181.9	—
Benefit plan assets measured in the fair value hierarchy	$3,599.1	$513.9	$3,085.2
Assets measured at NAV (6)	1,440.5
Total benefit plan assets	$5,039.6

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2021 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities(1)	$275.1	$275.1	$—
Non-U.S. equities (1)	9.4	9.4	—
Fixed income securities:
U.S. government securities(2)	292.4	—	292.4
Non-U.S. government securities(3)	113.2	—	113.2
U.S. corporate bonds (3)	2,987.8	137.6	2,850.2
Non-U.S. corporate bonds (3)	511.1		511.1
Other fixed income(4)	435.5	—	435.5
Short-term investments(5)	195.5	195.5	—
Benefit plan assets measured in the fair value hierarchy	$4,820.0	$617.6	$4,202.4
Assets measured at NAV(6)	2,262.7
Total benefit plan assets	$7,082.7

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest-bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2022 and 2021 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2022
Hedge funds (1)	$26.4	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,031.9	Monthly	Up to 60 days	199.7
Fixed income and fixed income related instruments (3)	382.2	Monthly	Up to 10 days	—
	$1,440.5			$199.7
September 30, 2021
Hedge funds (1)	$38.9	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,498.2	Monthly	Up to 60 days	171.7
Fixed income and fixed income related instruments (3)	725.6	Monthly	Up to 10 days	—
	$2,262.7			$171.7

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	5.57%	7.56%	2.98%	6.45%

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$86.4	$58.3	$93.6	$62.5
Service cost	0.6	0.4	0.6	0.6
Interest cost	2.6	3.8	2.8	3.1
Actuarial gain	(16.3)	(9.8)	(6.1)	(8.1)
Benefits paid	(4.8)	(2.8)	(4.5)	(2.8)
Foreign currency rate changes	—	(1.6)	—	3.0
Benefit obligation at end of fiscal year	$68.5	$48.3	$86.4	$58.3

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$—	$—	$—	$—
Employer contributions	4.8	2.8	4.5	2.8
Benefits paid	(4.8)	(2.8)	(4.5)	(2.8)
Fair value of plan assets at end of fiscal year	$—	$—	$—	$—
Underfunded Status	$(68.5)	$(48.3)	$(86.4)	$(58.3)

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(8.7)	$(2.7)	$(8.2)	$(2.8)
Postretirement benefit liabilities, net of current portion	(59.8)	(45.6)	(78.2)	(55.5)
Underfunded status at end of fiscal year	$(68.5)	$(48.3)	$(86.4)	$(58.3)

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement Plans
	2022		2021
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gain) loss	$(32.2)	$(4.8)	$(16.1)	$(4.8)
Prior service (credit) cost	(2.3)	1.0	(3.2)	1.1
Total accumulated other comprehensive (income) loss	$(34.5)	$(3.8)	$(19.3)	$(5.9)

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Postretirement Plans
	2022	2021	2020
Net actuarial gain arising during period	$(26.2)	$(14.2)	$(8.4)
Amortization and settlement recognition of net actuarial gain (loss)	0.5	0.6	(0.1)
Prior service cost arising during period	—	—	1.9
Amortization or curtailment recognition of prior service credit	0.7	2.4	2.7
Net other comprehensive income recognized	$(25.0)	$(11.2)	$(3.9)

The net periodic postretirement cost recognized in the consolidated statements of operations is comprised of the following for fiscal years ended (in millions):

	Postretirement Plans
	2022	2021	2020
Service cost	$1.0	$1.2	$1.3
Interest cost	6.4	5.9	6.9
Amortization of net actuarial (gain) loss	(0.5)	(0.6)	0.1
Amortization of prior service credit	(0.7)	(2.4)	(2.7)
Net postretirement cost	$6.2	$4.1	$5.6

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") are as follows at September 30, 2022:

U.S. Plans
Health care cost trend rate assumed for next year	4.90%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	5.68%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.68%
Year the rate reaches the ultimate trend rate	2022

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Postretirement Plans
	2022		2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.98%	6.45%	3.00%	4.84%	3.34%	5.64%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2023	$8.7	$2.7
Fiscal 2024	$7.5	$2.8
Fiscal 2025	$6.9	$2.9
Fiscal 2026	$6.5	$3.0
Fiscal 2027	$6.1	$3.1
Fiscal Years 2028 – 2032	$26.6	$17.6

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single-employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Contributions to MEPPs are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not material.

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from PIUMPF and Central States, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk free rate. Subsequently, we continued to refine the estimate of the withdrawal liability, the impact of which was not significant. It is reasonably possible that we may incur withdrawal liabilities with respect to certain other MEPPs in connection with such withdrawals. Our estimate of any such withdrawal liability, both individually and in the aggregate, is not material for the remaining plans in which we participate.

In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately

$0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. In October 2019, we received two additional demand letters from PIUMPF related to a subsidiary of ours asserting that we owe $2.3 million on an undiscounted basis to be paid over 20 years with respect to the subsidiary's withdrawal liability and

$2.0 million for its accumulated funding deficiency. We received an updated demand letter decreasing the accumulated funding deficiency demand from $2.0 million to $1.3 million in April 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. We began making monthly payments (approximately $0.7 million per month for 20 years) for these withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands.

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter.

At September 30, 2022 and September 30, 2021, we had withdrawal liabilities recorded of $214.7 million and $247.1 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands. The decrease in withdrawal liabilities in fiscal 2022 as compared to the end of fiscal 2021 was primarily due to an increase in interest rates.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 55% of our hourly employees are covered by CBAs in the U.S. and Canada, of which approximately 32% are covered by CBAs that expire within one year and another 27% are covered by CBAs that have expired.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs, and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2022, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, as well as certain employees covered by CBAs and non-U.S. defined contribution programs generally receive up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2022, 2021 and 2020, we recorded expense of $169.5 million, $164.7 million and $150.1 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. In connection with the WestRock Pandemic Action Plan, we funded our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2022, the Supplemental Plans had assets totaling $140.9 million that are recorded at market value, and liabilities of $138.7 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

Note 6.	Income Taxes

The components of income (loss) before income taxes are as follows (in millions):

	Year Ended September 30,
	2022	2021	2020
United States	$860.4	$822.4	$(440.7)
Foreign	358.4	263.5	(81.9)
Income (loss) before income taxes	$1,218.8	$1,085.9	$(522.6)

Income tax expense consists of the following components (in millions):

	Year Ended September 30,
	2022	2021	2020
Current income taxes:
Federal	$205.2	$171.2	$31.6
State	44.9	27.2	23.5
Foreign	116.1	78.4	66.8
Total current expense	366.2	276.8	121.9
Deferred income taxes:
Federal	(67.3)	(39.0)	42.4
State	(16.2)	(10.2)	6.2
Foreign	(13.1)	15.8	(7.0)
Total deferred (benefit) expense	(96.6)	(33.4)	41.6
Total income tax expense	$269.6	$243.4	$163.5

During fiscal 2022, 2021 and 2020, cash paid for income taxes, net of refunds, was $335.2 million, $271.9 million and $147.2 million, respectively.

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2022	2021	2020 (1)
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	2.1	0.9	(1.1)
Adjustment and resolution of federal, state and foreign tax uncertainties	(0.4)	0.1	2.7
State taxes, net of federal benefit	1.6	2.0	(0.3)
Excess tax benefit related to stock compensation	0.1	0.2	(0.5)
Research and development and other tax credits, net of reserves	(1.2)	(0.5)	3.7
(Loss) income attributable to noncontrolling interest	(0.1)	0.1	0.1
Change in valuation allowance	0.7	2.8	(4.1)
Goodwill impairment	—	—	(51.2)
Nontaxable increased cash surrender value	—	(1.1)	1.3
Withholding taxes	0.5	0.2	(0.7)
Foreign derived intangible income	(1.0)	(1.2)	1.3
Deferred rate change	(0.6)	(1.0)	(1.8)
Brazilian net worth deduction	(1.1)	(0.7)	1.7
Other, net	0.5	(0.4)	(3.4)
Effective tax rate	22.1%	22.4%	(31.3)%

(1)	The negative tax rate for fiscal year 2020 is the result of applying total income tax expense to the loss before income taxes. The signs within the table are consequently the opposite compared to fiscal 2022 and 2021.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2022	2021
Deferred income tax assets:
Accruals and allowances	$—	$6.7
Employee related accruals and allowances	107.6	119.0
State net operating loss carryforwards, net of federal benefit	43.6	57.5
State credit carryforwards, net of federal benefit	89.7	84.9
Federal and foreign net operating loss carryforwards	165.8	193.6
Restricted stock and options	26.7	30.2
Lease liabilities	177.4	177.1
Other	44.6	42.1
Total	655.4	711.1
Deferred income tax liabilities:
Accruals and allowances	9.0	—
Property, plant and equipment	1,669.5	1,805.2
Deductible intangibles and goodwill	724.1	796.6
Inventory reserves	261.4	243.5
Deferred gain	272.8	272.8
Basis difference in joint ventures	35.9	32.9
Pension	2.7	36.3
Right-of-use assets	166.1	164.9
Total	3,141.5	3,352.2
Valuation allowances	248.8	277.5
Net deferred income tax liability	$2,734.9	$2,918.6

Deferred taxes are recorded as follows in the consolidated balance sheets (in millions):

	September 30,
	2022	2021
Long-term deferred tax asset (1)	$27.0	$25.8
Long-term deferred tax liability	2,761.9	2,944.4
Net deferred income tax liability	2,734.9	2,918.6

(1)	The long-term deferred tax asset is presented in Other noncurrent assets on the consolidated balance sheets.

At September 30, 2022 and 2021, we had gross U.S. federal net operating losses of approximately $1.2 million and $2.7 million, respectively.

These loss carryforwards expire in fiscal 2031.

At September 30, 2022 and 2021, we had gross state and local net operating losses, of approximately $969 million and $1,190 million, respectively. These loss carryforwards generally expire between fiscal 2023 and 2041. The tax effected values of these net operating losses are $43.6 million and $57.5 million at September 30, 2022 and 2021, respectively, exclusive of valuation allowances of $17.7 million and $20.4 million at September 30, 2022 and 2021, respectively.

At September 30, 2022 and 2021, gross net operating losses for foreign reporting purposes of approximately $667.2 million and $779.1 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2023 and 2041, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $165.5 million and $193.0 million at September 30, 2022 and 2021, respectively, exclusive of valuation allowances of $143.8 million and $177.6 million at September 30, 2022 and 2021, respectively.

At September 30, 2022 and 2021, we had state tax credit carryforwards of $89.7 million and $84.9 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $81.1 million and $76.3 million at September 30, 2022 and 2021, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2022, 2021 and 2020 (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$277.5	$257.5	$218.0
Increases	12.3	22.2	46.2
Reductions	(41.0)	(2.2)	(6.7)
Balance at end of fiscal year	$248.8	$277.5	$257.5

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2022, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.2 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2022, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the transition tax and additional outside basis differences is not practicable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2022	2021	2020
Balance at beginning of fiscal year	$199.5	$206.7	$224.3
Additions for tax positions taken in current year(1)	1.8	2.7	5.0
Additions for tax positions taken in prior fiscal years	27.6	10.8	11.7
Reclassification to unrecognized tax benefit (1)	—	—	(16.7)
Reductions due to settlement	(0.8)	—	—
Additions (reductions) for currency translation adjustments	(1.1)	1.5	(8.8)
Reductions as a result of a lapse of the applicable statute of limitations	(31.5)	(22.2)	(8.8)
Balance at end of fiscal year	$195.5	$199.5	$206.7

(1)	Reductions taken in fiscal 2020 include primarily positions taken related to foreign subsidiaries.

As of September 30, 2022 and 2021, the total amount of unrecognized tax benefits was approximately $195.5 million and $199.5 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2022 and 2021, if we were to prevail on all unrecognized tax benefits recorded, approximately $188.1 million and $188.7 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 17. Commitments and Contingencies — Brazil Tax Liability"

As of September 30, 2022 and 2021, we had liabilities of $85.0 million and $79.7 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for fiscal 2022, 2021 and 2020 include expense of $3.8 million, $4.4 million and

$6.6 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2022, it is reasonably possible that our unrecognized tax benefits will decrease by up to $30.1 million in the next 12 months due to expiration of various statutes of limitations and settlement of issues.

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2018 and state and local income tax examinations by tax authorities for years prior to fiscal 2011. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications and there can be no assurance that any modifications will not materially and adversely affect our results of operations, financial condition or cash flows.

Note 7.	Segment Information

Effective October 1, 2021, we reorganized our reportable segments due to changes in our organizational structure and how our CODM makes key operating decisions, allocates resources and assesses the performance of our business. We believe the new segments provide greater visibility into the vertical integration between our mills and converting operations as well as the value of a diversified portfolio of assets, and helps us highlight the performance of our portfolio. Our reportable segments now are:

•	Corrugated Packaging, which consists of our integrated corrugated converting operations and generates its revenues primarily from the sale of corrugated containers and other corrugated products;

•	Consumer Packaging, which consists of our integrated consumer converting operations and generates its revenues primarily from the sale of consumer packaging products such as folding cartons and interior partitions;

•	Global Paper, which consists of our commercial paper operations and generates its revenues primarily from the sale of containerboard and paperboard to external customers; and

•	Distribution, which consists of our distribution and display assembly operations and generates its revenues primarily from the distribution of packaging products and assembly of display products.

We determined our operating segments based on the products and services we offer. Our operating segments are consistent with our internal management structure, and we do not aggregate operating segments. We report the benefit of vertical integration with our mills in each reportable segment that ultimately sells the associated paper and packaging products to our external customers. We account for intersegment sales at prices that approximate market prices.

Effective October 1, 2021, Adjusted EBITDA is our measure of segment profitability in accordance with ASC 280, "Segment Reporting" because it is used by our CODM to make decisions regarding allocation of resources and to assess segment performance. Certain items are not allocated to our operating segments and, thus, the information that our CODM uses to make operating decisions and assess performance does not reflect such amounts. These items can be found in the selected operating data table below after Adjusted EBITDA. Management believes excluding these items is useful in the evaluation of operating performance from period to period because they are not representative of our ongoing operations or are items our CODM does not consider part of our reportable segments. We have recast prior periods presented to conform with the new segment structure. These changes did not impact our consolidated financial statements. In connection with the reorganization of our reportable segments, we changed the amount of previously non-allocated expenses.

Prior to the reorganization, the Company had two reportable segments: Corrugated Packaging and Consumer Packaging. Prior to the completion of our monetization program in fiscal 2020, we had a third reportable segment, Land and Development, which previously sold real estate, primarily in the Charleston, SC region.

Some of our operations are located in locations such as Canada, Latin America, EMEA and Asia Pacific. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions):

	Years Ended September 30,
	2022	2021	2020
Net sales (unaffiliated customers):
U.S.	$17,361.5	$15,317.2	$14,508.9
Canada	1,325.1	1,210.4	1,124.7
Latin America	1,045.6	745.4	611.1
EMEA	1,150.5	1,106.0	1,014.0
Asia Pacific	373.8	367.1	320.1
Total	$21,256.5	$18,746.1	$17,578.8

	Years Ended September 30,
	2022	2021	2020
Long-lived assets:
U.S.	$9,278.2	$9,654.6	$9,962.5
Canada	391.4	413.0	382.1
Latin America (1)	719.0	725.8	639.9
EMEA	320.4	364.9	362.8
Asia Pacific	72.0	87.8	90.2
Total	$10,781.0	$11,246.1	$11,437.5

The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in Adjusted EBITDA, as well the related investments in segment identifiable assets. These amounts are included in the segment tables that follow.

The following tables show selected financial data for our segments (in millions):

	Years Ended September 30,
	2022	2021	2020
Net sales (aggregate):
Corrugated Packaging	$9,307.6	$8,400.5	$7,790.2
Consumer Packaging	4,965.2	4,433.9	4,190.4
Global Paper	5,930.2	4,983.0	4,749.6
Distribution	1,418.9	1,254.8	1,102.4
Land and Development	—	—	18.9
Total	$21,621.9	$19,072.2	$17,851.5
Less net sales (intersegment):
Corrugated Packaging	$328.0	$305.3	$250.0
Consumer Packaging	27.8	20.3	20.2
Distribution	9.6	0.5	2.5
Total	$365.4	$326.1	$272.7
Net sales (unaffiliated customers):
Corrugated Packaging	$8,979.6	$8,095.2	$7,540.2
Consumer Packaging	4,937.4	4,413.6	4,170.2
Global Paper	5,930.2	4,983.0	4,749.6
Distribution	1,409.3	1,254.3	1,099.9
Land and Development	—	—	18.9
Total	$21,256.5	$18,746.1	$17,578.8
Adjusted EBITDA:
Corrugated Packaging	$1,386.7	$1,394.0	$1,474.2
Consumer Packaging	829.2	720.8	660.7
Global Paper	1,246.4	883.7	701.9
Distribution	79.7	68.8	48.7
Total	3,542.0	3,067.3	2,885.5
Depreciation, depletion and amortization	(1,488.6)	(1,460.0)	(1,487.0)
Gain on sale of certain closed facilities	18.6	0.9	15.6
Multiemployer pension withdrawal (expense) income	(0.2)	2.9	1.1
Mineral rights impairment	(26.0)	—	—
Restructuring and other costs	(401.6)	(31.5)	(112.7)
Goodwill impairment	—	—	(1,333.2)
Non-allocated expenses	(82.6)	(68.1)	(73.3)
Interest expense, net	(318.8)	(372.3)	(393.5)
Loss on extinguishment of debt	(8.5)	(9.7)	(1.5)
Other (expense) income, net	(11.0)	10.9	9.5
Other adjustments	(4.5)	(54.5)	(33.1)
Income (loss) before income taxes	$1,218.8	$1,085.9	$(522.6)

	Years Ended September 30,
	2022	2021	2020
Depreciation, depletion and amortization:
Corrugated Packaging	$683.0	$674.5	$674.8
Consumer Packaging	349.5	352.2	345.4
Global Paper	425.1	405.9	439.1
Distribution	27.3	23.6	23.5
Corporate	3.7	3.8	4.2
Total	$1,488.6	$1,460.0	$1,487.0

Other adjustments:
Corrugated Packaging	$(4.8)	$13.3	$6.3
Consumer Packaging	7.7	11.7	16.3
Global Paper	(0.6)	3.3	11.9
Distribution	—	0.6	—
Land and Development	—	—	(1.4)
Corporate	2.2	25.6	—
Total	$4.5	$54.5	$33.1

Equity in income of unconsolidated entities:
Corrugated Packaging	$70.3	$36.7	$12.6
Consumer Packaging	3.4	4.0	2.8
Global Paper	(0.8)	0.2	0.4
Total	$72.9	$40.9	$15.8

In fiscal 2020, we received the remaining $32.3 million of insurance proceeds related to the extensive damage sustained at our containerboard and pulp mill located in Panama City, FL in October 2018 due to Hurricane Michael. The insurance proceeds were recorded as a reduction of cost of goods sold - $20.0 million in our Corrugated Packaging segment and $12.3 million in our Global Paper segment. The insurance proceeds received consisted of $11.7 million of business interruption recoveries and $20.6 million for direct costs and property damage. Our consolidated statements of cash flow for fiscal 2020 included $30.9 million in net cash provided by operating activities and $1.4 million of cash proceeds included in net cash used for investing activities related to Hurricane Michael. In addition, we had other minor amounts for various claims that were recorded as a reduction of cost of goods sold across our segments.

The following table shows selected financial data for our segments (in millions):

	Years Ended September 30,
	2022	2021	2020
Assets:
Corrugated Packaging	$11,382.5	$11,557.6	$11,623.4
Consumer Packaging	6,704.5	6,757.3	6,535.8
Global Paper	7,039.2	7,527.6	7,549.5
Distribution	863.0	800.1	718.9
Assets held for sale	34.4	10.9	7.0
Corporate	2,381.9	2,600.8	2,345.1
Total	$28,405.5	$29,254.3	$28,779.7

Intangibles, net:
Corrugated Packaging	$648.4	$765.9	$889.1
Consumer Packaging	1,523.5	1,719.2	1,857.6
Global Paper	612.6	677.7	744.6
Distribution	136.1	156.0	175.9
Total	$2,920.6	$3,318.8	$3,667.2

Capital expenditures:
Corrugated Packaging	$370.4	$331.4	$389.9
Consumer Packaging	202.1	192.7	140.2
Global Paper	238.6	259.4	417.8
Distribution	6.1	1.3	0.3
Corporate	45.4	30.7	29.9
Total	$862.6	$815.5	$978.1

Equity method investments:
Corrugated Packaging	$479.3	$434.4	$414.2
Consumer Packaging	0.5	17.7	13.7
Global Paper	0.5	0.8	1.3
Corporate	0.1	0.4	0.4
Total	$480.4	$453.3	$429.6

The Corrugated Packaging segment's equity method investments primarily relate to our Grupo Gondi investment. Equity method investments are included in the consolidated balance sheets in Other assets. The investment in Grupo Gondi exceeded our proportionate share of the underlying equity in net assets by approximately $101.8 million and $105.7 million in fiscal 2022 and 2021, respectively. Approximately $35.2 million and $40.2 million remains amortizable to expense in Equity in income of unconsolidated entities over the estimated life of the underlying assets ranging from 10 to 15 years beginning with our investment in fiscal 2016. The Gondi investment is denominated in Mexican Pesos. See "Note 3. Acquisitions and Investments" for our announcement to acquire the remaining interest in Grupo Gondi.

Effective October 1, 2021, in connection with our segment reorganization and in accordance with ASC 350, we determined our new reporting units to be the same as our operating segments: Corrugated Packaging, Consumer Packaging, Global Paper and Distribution. We performed an interim quantitative goodwill impairment test for our new reporting units using procedures consistent with those described for our annual goodwill impairment testing. Each of our reporting units had a fair value that exceeded its carrying value by more than 10%. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points, the fair value of each of our reporting units would have continued to exceed its carrying value.

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2022, 2021 and 2020 are as follows (in millions):

	Legacy Reportable Segments		New Reportable Segments
	Corrugated Packaging	Consumer Packaging	Corrugated Packaging	Consumer Packaging	Global Paper	Distribution	Total
Balance as of Sep. 30, 2019
Goodwill	$3,695.1	$3,633.3	$—	$—	$—	$—	$7,328.4
Accumulated impairment losses	(0.1)	(42.7)	—	—	—	—	(42.8)
	3,695.0	3,590.6	—	—	—	—	7,285.6
Goodwill impairment	—	(1,333.2)	—	—	—	—	(1,333,2)
Goodwill disposed of	—	(0.3)	—	—	—	—	(0.3)
Purchase price allocation adjustments	14.3	(0.6)	—	—	—	—	13.7
Translation adjustments	(35.8)	32.2	—	—	—	—	(3.6)
Balance as of Sep. 30, 2020			—	—	—	—
Goodwill	3,673.6	3,664.6	—	—	—	—	7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,673.5	2,288.7	—	—	—	—	5,962.2
Goodwill disposed of	(16.4)	—	—	—	—	—	(16.4)
Translation adjustments	6.2	7.2	—	—	—	—	13.4
Balance as of Sep. 30, 2021
Goodwill	3,663.4	3,671.8	—	—	—	—	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	—	—	—	—	(1,376.0)
	3,663.3	2,295.9	—	—	—	—	5,959.2
Segment recasting(1)	(3,663.3)	(2,295.9)	2,834.8	1,603.3	1,382.0	139.1	—
Goodwill acquired	—	—	3.2	—	—	—	3.2
Translation adjustments	—	—	(35.2)	(14.9)	(15.5)	(1.6)	(67.2)
Balance as of Sep. 30, 2022
Goodwill	$—	$—	$2,802.8	$1,588.4	$1,366.5	$137.5	$5,895.2

(1)	Represents the reallocation of goodwill as a result of our October 1, 2021 segment change.

During the fourth quarter of fiscal 2022, we completed our annual goodwill impairment testing. Each of our reporting units had fair values that exceeded their respective carrying values by more than 15%. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill and Long-Lived Assets" for a discussion of our fiscal 2022 impairment test.

In fiscal 2020, we recorded a $1,333.2 million pre-tax non-cash goodwill impairment in our legacy Consumer Packaging reportable segment. The impairment was primarily the result of expected lower volumes and cash flows related to certain external bleached paperboard end markets, including commercial print, tobacco and plate and cup stock markets. We had experienced significant declines in demand for those products that we believed were more systemic and our view of related growth and earnings opportunities had been diminished.

Note 8.	Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2022	2021	2020
Interest expense	$(375.6)	$(418.9)	$(465.5)
Interest income	56.8	46.6	72.0
Interest expense, net	$(318.8)	$(372.3)	$(393.5)

Cash paid for interest, net of amounts capitalized, of $363.9 million, $384.7 million and $423.4 million were made during fiscal 2022, 2021 and 2020, respectively.

During fiscal 2022, 2021 and 2020, we capitalized interest of $11.1 million, $14.0 million and $24.6 million, respectively.

Note 9.	Inventories

Inventories are as follows (in millions):

	September 30,
	2022	2021
Finished goods and work in process	$1,102.4	$972.7
Raw materials	1,135.9	888.1
Supplies and spare parts	529.6	536.4
Inventories at FIFO cost	2,767.9	2,397.2
LIFO reserve	(450.8)	(223.9)
Net inventories	$2,317.1	$2,173.3

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2022, 2021 and 2020, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increases costs of goods sold. The impact of the liquidations in fiscal 2022, 2021 and 2020 was not significant.

In fiscal 2022, we experienced higher inventory costs primarily due to inflation, the effect of which increased cost of goods sold and our LIFO reserve by $226.9 million.

Note 10.	Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2022	2021
Property, plant and equipment at cost:
Land and buildings	$2,646.4	$2,626.0
Machinery and equipment	16,592.5	15,853.1
Forestlands and mineral rights (1)	95.7	120.0
Transportation equipment	24.2	26.1
Leasehold improvements	103.4	93.9
	19,462.2	18,719.1
Less: accumulated depreciation, depletion and amortization	(9,380.8)	(8,149.0)
Property, plant and equipment, net	$10,081.4	$10,570.1

(1)            In fiscal 2022, we recorded a $26.0 million pre-tax non-cash impairment of certain mineral rights. With the impairment, we have no remaining mineral rights.

Depreciation expense for fiscal 2022, 2021 and 2020 was $1,108.1 million, $1,069.7 million and $1,054.9 million, respectively. Accrued additions to property, plant and equipment at September 30, 2022, 2021 and 2020 were $223.2 million, $108.5 million and $85.0 million, respectively.

Note 11.	Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows and reflect the removal of fully amortized intangible assets in the period fully amortized (in millions, except weighted avg. life):

		September 30,
		2022		2021
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.6	$4,888.5	$(2,038.1)	$4,963.0	$(1,724.3)
Trademarks and tradenames	22.5	80.7	(26.2)	80.4	(20.9)
Technology and patents	11.8	24.4	(12.9)	23.5	(9.4)
License costs	15.8	0.3	(0.1)	16.2	(15.1)
Non-compete agreements	2.0	1.9	(1.1)	1.9	(0.2)
Other	29.5	3.5	(0.3)	4.0	(0.3)
Total	15.7	$4,999.3	$(2,078.7)	$5,089.0	$(1,770.2)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2023	$340.2
Fiscal 2024	$318.8
Fiscal 2025	$304.1
Fiscal 2026	$296.7
Fiscal 2027	$292.9

Intangible amortization expense was $351.1 million, $360.6 million and $405.4 million during fiscal 2022, 2021 and 2020, respectively. We had other intangible amortization expense, primarily for packaging equipment leased to customers of $29.4 million, $29.7 million and $26.7 million during fiscal 2022, 2021 and 2020, respectively.

Note 12.	Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We disclose the fair value of our long-term debt in "Note 13. Debt" and the fair value of our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including Supplemental Plans, interest rate derivatives, commodity derivatives or other similar classes of assets or liabilities, the fair value of which are not significant. See "Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities" for additional information.

Fiscal 2021 reflects a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other (expense) income, net.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Fair Value of Nonfinancial Assets and Nonfinancial Liabilities

As discussed in "Note 1. Description of Business and Summary of Significant Accounting Policies", we measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. See "Note 7.

Segment Information" for a discussion of a $1,333.2 million pre-tax non-cash goodwill impairment of our legacy Consumer Packaging reportable segment recorded in fiscal 2020. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities labeled as "PP&E and related costs". In fiscal 2022, we recorded impairments associated with the closure of our Panama City, FL mill and the permanent closure of the corrugated medium manufacturing operations at the St. Paul, MN mill, and the impairment of a paper machine at our Evadale, TX mill in fiscal 2020. Fair value of the remaining Panama City, FL land, building and improvements was determined based on a third party appraisal. During fiscal 2022, 2021 and 2020, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $26.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2022 that was driven by a lack of new leasing or development activity on our properties for an extended period of time, including pipeline delays. With the impairment, we have no remaining mineral rights.

Accounts Receivable Sales Agreements

We are a party to an accounts receivable sales agreement to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts. On September 16, 2022, we amended the then-existing $700.0 million facility to extend the maturity to September 15, 2023 (the "A/R Sales Agreement") and addressed the transition from LIBOR to the Secure Overnight Funding Rate ("SOFR"). The terms of the A/R Sales Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. Transfers under the A/R Sales Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860.

We also have a similar facility that was amended on December 2, 2021 to increase the $88.5 million purchase limit to $110.0 million, establish the transition from LIBOR to SOFR at a future date and revise certain fees. The facility remains uncommitted and has a one-year term ending December 4, 2022. We expect to renew this facility prior to its maturity.

The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in "Note 13. Debt".

The following table represents a summary of these accounts receivable sales agreements for fiscal 2022 and 2021 (in millions):

	2022	2021
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,954.8)	(2,732.2)
Receivables collected by financial institutions	2,896.0	2,655.6
Cash (payments to) proceeds from financial institutions	58.8	76.6
Receivable from financial institutions at September 30,	$—	$—

Receivables sold under these accounts receivable sales agreements as of the respective balance sheet dates were approximately $724.7 million and $665.9 million as of September 30, 2022 and September 30, 2021, respectively.

Cash proceeds related to the receivables sold are included in Net cash provided by operating activities in the consolidated statements of cash flow in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $20.4 million, $11.1 million and $12.7 million in fiscal 2022, 2021 and 2020, respectively, and is recorded in Other (expense) income, net in the consolidated statements of operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high credit quality of the customers underlying the receivables and the anticipated short collection period.

Note 13.	Debt

The public bonds issued by WRKCo, RKT and MWV are guaranteed by WestRock and have cross-guarantees between the three companies. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt and to the obligations of our non-debtor/guarantor subsidiaries. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company and certain of its subsidiaries. At September 30, 2022, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

As noted below, we have been addressing the LIBOR transition in our applicable debt facilities and have completed the transition on all of our significant facilities. We expect to complete the last facility prior to the June 30, 2023 deadline when the remaining rates cease publication. See below for additional information regarding changes to certain facilities.

The following were individual components of debt (in millions, except percentages):

	September 30, 2022		September 30, 2021
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2023 to 2028	$3,433.4	4.0%	$3,778.2	4.0%
Public bonds due fiscal 2029 to 2033	2,753.3	4.5%	2,766.5	4.5%
Public bonds due fiscal 2037 to 2047	177.8	6.2%	178.2	6.2%
Revolving credit and swing facilities	286.3	1.9%	270.0	1.1%
Term loan facilities	598.2	3.1%	598.9	3.0%
International and other debt	127.6	12.8%	225.1	4.8%
Finance lease obligations	287.5	4.2%	264.1	4.1%
Vendor financing and commercial card programs	123.1	N/A	113.1	N/A
Total debt	7,787.2	4.2%	8,194.1	4.0%
Less: current portion of debt	212.2		168.8
Long-term debt due after one year	$7,575.0		$8,025.3

On March 22, 2022, we redeemed $350 million aggregate principal amount of our 4.00% senior notes due March 2023 primarily using borrowings under our Receivables Securitization Facility (as hereinafter defined) and recorded an $8.2 million loss on extinguishment of debt.

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.900% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Our credit facilities contain certain restrictive covenants, including a covenant to satisfy a debt to capitalization ratio. We test and report our compliance with all of these covenants as required by these facilities and were in compliance with them at September 30, 2022. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2022, excluding the step-up, the weighted average interest rate on total debt was 4.5%. At September 30, 2022, the unamortized fair market value step-up was $175.1 million, which will be amortized over a weighted average remaining life of 9.8 years. At September 30, 2022, we had $57.1 million of outstanding letters of credit not drawn upon. At September 30, 2022, we had approximately $3.7 billion of availability under long-term committed credit facilities and cash and cash equivalents, excluding the $1.0 billion Delayed Draw Term Loan that we plan to use to acquire the remaining 67.7% interest in Grupo Gondi. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions, dividends and stock repurchases.

The estimated fair value of our debt was approximately $7.3 billion and $9.0 billion as of September 30, 2022 and September 30, 2021, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates.

During fiscal 2022, 2021 and 2020, amortization of debt issuance costs charged to interest expense were $7.3 million, $8.3 million and $8.2 million, respectively.

Public Bonds / Notes Issued

At September 30, 2022 and September 30, 2021, the face value of our public bond obligations outstanding were $6.2 billion and $6.6 billion, respectively.

In June 2020, WRKCo issued $600.0 million aggregate principal amount of its 3.00% Senior Notes due 2033 (the "June 2033 Notes") in a registered offering pursuant to the Company's automatic shelf registration statement on Form S-3 under the Securities Act of 1933, as amended, (the "Securities Act"). The June 2033 Notes are the unsecured unsubordinated obligations of WRKCo, ranking equally with all of WRKCo's other existing and future unsecured, unsubordinated obligations. The June 2033 Notes will be effectively subordinated to any of WRKCo's existing and future secured obligations to the extent of the value of the assets securing such obligations and to the obligations of the non-debtor/guarantor subsidiaries of WRKCo. The Guarantor Subsidiaries guaranteed WRKCo's obligations under the June 2033 Notes. We may redeem the June 2033 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the June 2033 Notes were primarily used to repay the $100.0 million principal amount of MWV's 9.75% notes due June 2020 and reduce outstanding indebtedness under our then existing receivables securitization facility and revolving credit facility.

Revolving Credit Facilities

Revolving Credit Facility

On July 7, 2022, we terminated our then-existing $2.3 billion unsecured revolving credit facility entered into on July 1, 2015 and as subsequently amended as well as the commitments thereunder (the "Prior Revolving Credit Facility"). At September 30, 2021, there were no amounts outstanding under the Prior Revolving Credit Facility.

On the same date, we entered into a credit agreement (the "Revolving Credit Agreement") that included a five-year senior unsecured revolving credit facility in an aggregate amount of $2.3 billion, consisting of a $1.8 billion U.S. revolving facility and a $500 million multicurrency revolving facility (collectively, the "Revolving Credit Facility") with Wells Fargo Bank, National Association, as administrative agent and multicurrency agent. The Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. At September 30, 2022, there were no amounts outstanding under the facility.

Loans under the Revolving Credit Facility may be drawn in U.S. dollars, Canadian dollars, Euro and Pounds Sterling. At our option, loans under the Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Canadian dollars, one of CDOR, the U.S. Base Rate or the Canadian Prime Rate, (c) in the case of loans denominated in Euro, EURIBOR and (d) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum (for Term SOFR loans, CDOR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.500% per annum (for alternate base rate loans, U.S. Base Rate loans and Canadian Prime Rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Revolving Credit Agreement) whichever yields a lower applicable interest rate margin at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.080% per annum and 0.225% per annum, based upon the Company's corporate credit ratings or the Leverage Ratio (whichever yields a lower applicable commitment fee rate) at such time.

European Revolving Credit Facilities

On July 7, 2022, we terminated our then-existing three-year unsecured €600.0 million European revolving credit facility with Coöperatieve Rabobank U.A., New York Branch, as administrative agent, entered into on February 26, 2021 and as subsequently amended as well as the commitments thereunder. At September 30, 2021, we had borrowed $270.0 million under the then-existing facility.

On the same date, we entered into a credit agreement (the "European Revolving Credit Agreement") with Coöperatieve Rabobank U.A., New York Branch, as administrative agent. The European Revolving Credit Agreement provides for a three-year senior unsecured revolving credit facility in an aggregate amount of €700.0 million and includes an incremental €100.0 million accordion feature (the "European Revolving Credit Facility"). The European Revolving Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. At September 30, 2022, we had borrowed $265.0 million under the facility.

Loans under the European Revolving Credit Facility may be drawn in U.S. dollars, Euro and Pounds Sterling. At our option, loans under the European Revolving Credit Facility will bear interest at (a) in the case of loans denominated in U.S. dollars, either Term SOFR or an alternate base rate, (b) in the case of loans denominated in Euro, EURIBOR and (c) in the case of loans denominated in Pounds Sterling, SONIA, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.625% per annum (for Term SOFR loans, EURIBOR loans and SONIA loans) or between 0.000% per annum and 0.625% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings at such time. Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum. In addition, unused revolving commitments under the European Revolving Credit Facility will accrue a commitment fee that will fluctuate between 0.100% per annum and 0.275% per annum, based upon the Company's corporate credit ratings at such time. Loans under the European Revolving Credit Facility may be prepaid at any time without premium.

Term Loan Facilities

Farm Loan Credit Facilities

On September 27, 2019, we entered into a credit agreement (and as subsequently amended) with CoBank ACB, as administrative agent, that replaced our then-existing facility. The facility provided for a seven-year senior unsecured term loan in an aggregate principal amount of $600 million (the "Prior Farm Loan Credit Facility"). The carrying value of this facility at September 30, 2021 was $598.9 million.

On July 7, 2022, we entered into an amended and restated credit agreement that amends and restates the Prior Farm Loan Credit Agreement (the "Farm Credit Facility Agreement") with CoBank, ACB, as administrative agent. The Farm Credit Facility Agreement provides for a seven-year senior unsecured term loan facility in an aggregate principal amount of $600 million (the "Farm Credit Facility"). At any time, we have the ability to request an increase in the principal amount by up to $400 million by written notice. The Farm Credit Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the credit agreement. The carrying value of this facility at September 30, 2022 was $598.2 million.

At our option, loans issued under the Farm Credit Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 1.650% per annum and 2.275% per annum (for Term SOFR loans) or between 0.650% per annum and 1.275% per annum (for alternate base rate loans), based upon the Company's corporate credit ratings or the Leverage Ratio (as each of these terms is defined in the Farm Credit Facility Agreement) whichever yields a lower applicable interest rate margin at such time. In addition, Term SOFR loans will be subject to a credit spread adjustment equal to 0.100% per annum.

Delayed Draw Term Facility

On August 18, 2022, we amended the Revolving Credit Agreement (the "Amended Credit Agreement") to add an unsecured delayed draw term loan facility with an aggregate principal amount of up to $1.0 billion (the "Delayed Draw Term Facility") that may be drawn in a single draw through May 31, 2023. Proceeds drawn under the Delayed Draw Term Facility are planned to be used to acquire the remaining 67.7% interest in Grupo Gondi. The Delayed

Draw Term Facility is guaranteed by WestRock Company and certain of its subsidiaries as set forth in the Amended Credit Agreement. At September 30, 2022, there were no amounts outstanding under the facility.

At our option, a loan under the Delayed Draw Term Facility will bear interest at either Term SOFR or an alternate base rate, in each case plus an applicable interest rate margin that will fluctuate between 0.875% per annum and 1.500% per annum for a Term SOFR loan or between 0.000% per annum and 0.500% per annum for an alternate base rate loan based upon the Company's corporate credit ratings or the Leverage Ratio (as defined in the Amended Credit Agreement), whichever yields a lower applicable interest rate margin, at such time. A Term SOFR loan will be subject to a credit spread adjustment equal to 0.100% per annum. Any loan under the Delayed Draw Term Facility may be prepaid at any time without premium, and it may not be reborrowed.

Other Term Loans

At September 30, 2020, there was $648.9 million outstanding on the five-year unsecured term loan we entered into with Wells Fargo, as administrative agent, on March 7, 2018. During the first quarter of fiscal 2021, we paid off the term loan primarily using cash on hand.

On June 7, 2019, we entered into a $300.0 million credit agreement providing for a five-year unsecured term loan with Bank of America, N.A., as administrative agent. The facility was scheduled to mature on June 7, 2024. In fiscal 2021, we repaid the $300.0 million outstanding at September 30, 2020 using cash and cash equivalents which resulted in the facility being terminated.

Receivables Securitization Facility

On March 12, 2021, we amended our existing $700.0 million receivables securitization agreement (the "Receivables Securitization Facility"), extended the maturity to March 11, 2024 and established the transition to SOFR at a future date from a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread, and revised certain fees. The current borrowing rate consists of a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread of 0.90%. The commitment fee was 0.35% and 0.35% as of September 30, 2022 and September 30, 2021, respectively. At September 30, 2022 and September 30, 2021, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $700.0 million and $690.3 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2022 and September 30, 2021 were approximately $1,390.5 million and $1,318.4 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility. At September 30, 2022 and September 30, 2021 there were no amounts outstanding under this facility.

Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with all of these covenants at September 30, 2022. The Receivables Securitization Facility includes certain restrictions on what constitutes eligible receivables under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance.

Commercial Paper Program

On December 7, 2018, we established an unsecured commercial paper program with WRKCo as the issuer. Under the program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days' notice. Our Revolving Credit Facility is (and, prior to July 7, 2022, the Prior Revolving Credit Facility was) intended to backstop the commercial paper program.

Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. At September 30, 2022 and 2021, there was no amount outstanding.

International and Other Debt

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The outstanding amount of the principal will be repaid in equal, semiannual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds borrowed are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2022 and 2021, there was R$500.0 million ($92.7 million) outstanding and R$500.0 million ($92.3 million) outstanding, respectively.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature to be repaid in equal, semiannual installments beginning on April 10, 2021 until maturity on April 10, 2024 (the "Brazil Delayed Draw Credit Facilities"). The proceeds of the Brazil Delayed Draw Credit Facilities were used to support the production of goods or acquisition of inputs essential or ancillary to export activities. On September 16, 2022, we repaid the facility in full, which resulted in the facility being terminated. The Brazil Delayed Draw Credit Facilities were senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities bore interest at a floating rate based on Brazil's Certificate of Interbank Deposit rate plus a spread of 1.50%. At September 30, 2021, the carrying value of the facility was R$639.2 million ($118.0 million).

Aggregate Maturities of Debt

As of September 30, 2022, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2023	$178.6
Fiscal 2024	529.0
Fiscal 2025	893.8
Fiscal 2026	765.1
Fiscal 2027	501.1
Thereafter	4,498.5
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	133.6
Total	$7,499.7

Note 14. Leases

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2022	2021	2020
Operating lease costs	$218.1	$211.0	$201.2
Variable and short-term lease costs	122.8	104.6	105.5
Sublease income	(6.1)	(8.9)	(6.7)
Finance lease cost:
Amortization of lease assets	15.1	9.6	10.5
Interest on lease liabilities	7.9	7.2	7.9
Total lease cost, net	$357.8	$323.5	$318.4

Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2022	2021
Operating leases:
Operating lease right-of-use asset	Other assets	$699.6	$676.0

Current operating lease liabilities	Other current liabilities	$191.9	$177.9
Noncurrent operating lease liabilities	Other long-term liabilities	551.1	537.9
Total operating lease liabilities		$743.0	$715.8

Finance leases:
Property, plant and equipment		$177.4	$143.2
Accumulated depreciation		(37.3)	(28.3)
Property, plant and equipment, net		$140.1	$114.9

Current finance lease liabilities	Current portion of debt	$14.5	$8.7
Noncurrent finance lease liabilities	Long-term debt due after one year	273.0	255.4
Total finance lease liabilities		$287.5	$264.1

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2022	2021
Weighted average remaining lease term:
Operating leases	5.0 years	5.4 years
Finance leases	7.3 years	8.3 years

Weighted average discount rate:
Operating leases	2.7%	2.4%
Finance leases	4.2%	4.1%

Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$214.8	$227.0
Operating cash flows related to finance leases	$8.8	$8.3
Financing cash flows related to finance leases	$14.8	$9.1
ROU assets obtained in exchange for lease liabilities:
Operating leases	$184.6	160.9

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

	September 30, 2022
	Operating Leases	Finance Leases	Total
Fiscal 2023	$208.9	$21.7	$230.6
Fiscal 2024	174.8	20.9	195.7
Fiscal 2025	134.3	19.7	154.0
Fiscal 2026	101.2	16.8	118.0
Fiscal 2027	72.4	95.8	168.2
Thereafter	109.3	186.3	295.6
Total lease payments	800.9	361.2	1,162.1
Less: Interest (1)	(57.9)	(73.7)	(131.6)
Present value of future lease payments	$743.0	$287.5	$1,030.5

(1)            Calculated using the interest rate for each lease.

Note 15.	Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MWV Timber Notes Holding, LLC ("MWV TN") received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation's respective businesses (the "Combination"), an installment note receivable in the amount of $398.0 million ("Timber Note"). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. In addition, the Timber Note is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. The Timber Note is not subject to prepayment in whole or in part prior to maturity. The bank's credit rating as of October 2022 was investment grade. We expect to complete the LIBOR transition for this installment note by the June 30, 2023 deadline when the rates cease publication.

Using the Timber Note as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from the Timber Note proceeds upon its maturity in October 2027. As a result, the Timber Note is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that the Timber Note is not prepayable, MWV TN expects to only repay the liability at maturity from the Timber Note proceeds.

The Timber Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2022, the Timber Note was $379.4 million and is included within Restricted assets held by special purpose entities on the consolidated balance sheets and the secured financing liability was $329.5 million and is included within Non-recourse liabilities held by special purpose entities on the consolidated balance sheets.

Pursuant to the sale of MWV's remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MWV Timber Notes Holding Company II, LLC ("MWV TN II") received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million (the "Installment Note"). The Installment Note does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. However, at any time during a 180-day period following receipt by the borrower of notice from us that we intend to withhold our consent to any amendment or waiver of this Installment Note that was requested by the borrower and approved by any eligible assignees, the borrower may prepay the Installment Note in whole but not in part for cash at 100% of the principal, plus accrued but unpaid interest, breakage, or other similar amount if any. As of September 30, 2022, no event had occurred that would allow for the prepayment of the Installment Note. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower's credit rating as of October 2022 was investment grade.

Using the Installment Note as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to WestRock and is payable from the Installment Note proceeds upon its maturity in December 2023. As a result, the Installment Note is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event the Installment Note was prepaid in whole or in part. The secured financing agreement however requires a mandatory repayment, up to the amount of cash received, if the Installment Note is prepaid in whole or in part.

The Installment Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2022, the Installment Note was $873.6 million and is included within Restricted assets held by special purpose entities on the consolidated balance sheets and the secured financing liability was $788.3 million and is included within Non-recourse liabilities held by special purpose entities on the consolidated balance sheets.

Note 16.	Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2022, 2021 and 2020 were approximately $238.5 million, $237.7 million and $311.5 million, respectively. Accounts receivable due from the affiliated companies at September 30, 2022 and 2021 was $27.2 million and $33.5 million, respectively, and was included in Accounts receivable on our consolidated balance sheets.

Note 17.	Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2022 total approximately $371 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. Our manufacturing processes involve discharges to water, air emissions, water intake and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock's manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other potentially responsible parties ("PRPs") and costs are commonly allocated according to relative amounts of waste deposited and other factors.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, there can be no assurance that we will be successful with respect to any claim regarding these insurance or indemnification rights or that, if we are successful, any amounts paid pursuant to the insurance or indemnification rights will be sufficient to cover all our costs and expenses. We also cannot predict whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently determine the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2022, we had $7.4 million reserved for environmental liabilities on an undiscounted basis, of which $1.5 million is included in Other long-term liabilities and $5.9 million is included in Other current liabilities on the consolidated balance sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2022.

Climate Change

Climate change presents risks and uncertainties for us. With respect to physical risks, our physical assets and infrastructure, including our manufacturing operations, have been, and may be in future periods impacted by weather-related events such as hurricanes and floods, potentially resulting in items such as physical damage to our facilities and lost production. Unpredictable weather patterns also may result in supply chain disruptions and increased material costs, such as through impacts to virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought or during tree disease or insect epidemics that may be caused by variations in climate conditions. On the other hand, changes in climate also could result in more accommodating weather patterns for greater periods of time in certain areas, which may create favorable fiber market conditions. We incorporate a review of meteorological forecast data into our fiber procurement decisions and strategies. To the extent that severe weather-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our results of operations, cash flows and financial condition, and the trading price of our Common Stock may be adversely impacted.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In addition to these national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap- and-trade programs.

Several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement among over 170 countries that established the Paris Agreement, which became effective in November 2016 and which the United States formally rejoined in February 2021.

We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we monitor developments in climate related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we underpaid tax, penalties and interest associated with a claim that a subsidiary of MeadWestvaco Corporation (the predecessor of WestRock MWV, LLC) had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazilian subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 in June 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to penalties for tax years 2009 to 2012 remains before CARF.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$732 million ($136 million) as of September 30, 2022, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, which excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 6. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Other Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency, along with interest, liquidated damages and attorney's fees. We believe we are adequately reserved for this matter. See "Note 5. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for more information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2022, there were approximately 2,075 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos-related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have an adverse effect on our results of operations, financial condition or cash flows. At September 30, 2022, we had $12.9 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2020, we recorded a $51.9 million receivable for our expected recovery and interest that consisted primarily of a $32.1 million reduction of Cost of goods sold and $20.5 million reduction of Interest expense, net. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business dispositions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2022 and 2021, we had recorded $0.8 million and $2.3 million, respectively, for the estimated fair value of these guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Note 18.	Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2022 and 2021 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total (1)
Balance at September 30, 2020	$(5.6)	$(727.7)	$(586.6)	$(1,319.9)
Other comprehensive (loss) income before reclassifications	(0.1)	161.7	124.2	285.8
Amounts reclassified from accumulated other comprehensive loss	5.5	29.5	—	35.0
Net current period other comprehensive income	5.4	191.2	124.2	320.8
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)
Other comprehensive loss before reclassifications	(10.3)	(217.1)	(241.2)	(468.6)
Amounts reclassified from accumulated other comprehensive loss	1.4	12.0	—	13.4
Net current period other comprehensive loss	(8.9)	(205.1)	(241.2)	(455.2)
Balance at September 30, 2022	$(9.1)	$(741.6)	$(703.6)	$(1,454.3)

(1)            All amounts are net of tax and noncontrolling interest.

The net of tax amounts were determined using the jurisdictional statutory rates, and reflect effective tax rates averaging 25% to 26%, 25% to 26% and 28% to 29% for fiscal 2022, 2021 and 2020, respectively. Although we are impacted by the exchange rates of a number of currencies to varying degrees by period, our foreign currency translation adjustments recorded in accumulated other comprehensive loss primarily relate to the Brazilian Real, British Pound, Canadian dollar, Mexican Peso, Polish Zloty, Chinese Yuan and Japanese Yen each against the U.S. dollar.

In fiscal 2022, we entered into various natural gas commodity derivatives to hedge the pricing risk associated with our forecasted natural gas purchases. We have designated these derivatives as cash flow hedges for accounting purposes. Therefore, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings. Fair value measurements for our natural gas commodity derivatives are classified under Level 2 because such measurements are estimated based on observable inputs such as commodity future prices. At September 30, 2022, the notional amount of our natural gas commodity derivatives was 18.3 million MMBtu, which are scheduled to be settled approximately over the next year. Our natural gas hedging positions are entered in layers over multiple months and up to 12 months in advance to achieve a targeted hedging volume of up to 80% of our anticipated NYMEX-based natural gas purchases (which make up roughly half of the total natural gas purchases for our North American mills). At September 30, 2022, we were in a liability position of $12.0 million recorded in Other current liabilities on our consolidated balance sheet. We have the right of offset and disclose our positions net by counterparty. At September 30, 2022, we have offset $2.3 million of asset positions with liability positions by counterparty. In fiscal 2022, we recorded $1.8 million of net realized losses in Cost of goods sold related to our natural gas commodity derivatives.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2022 and 2021 (in millions):

	Years Ended September 30,
	2022			2021
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(7.8)	$1.9	$(5.9)	$(33.3)	$8.3	$(25.0)
Prior service costs (2)	(8.2)	2.1	(6.1)	(6.0)	1.5	(4.5)
Subtotal defined benefit plans	(16.0)	4.0	(12.0)	(39.3)	9.8	(29.5)

Derivative Instruments:(1)
Interest rate swap hedge loss (3)	—	—	—	(7.4)	1.9	(5.5)
Natural gas commodity hedge loss (4)	(1.8)	0.4	(1.4)	—	—	—
Subtotal derivative instruments	(1.8)	0.4	(1.4)	(7.4)	1.9	(5.5)

Total reclassifications for the period	$(17.8)	$4.4	$(13.4)	$(46.7)	$11.7	$(35.0)

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional information.
(3)	These accumulated other comprehensive income components are included in Interest expense, net.
(4)	These accumulated other comprehensive income components are included in Cost of goods sold.

A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2022, 2021 and 2020, is as follows (in millions):

Fiscal 2022	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(241.5)	$—	$(241.5)
Deferred loss on cash flow hedges	(13.8)	3.5	(10.3)
Reclassification adjustment of net loss on cash flow hedges included in earnings	1.8	(0.4)	1.4
Net actuarial loss arising during period	(289.1)	72.8	(216.3)
Amortization and settlement recognition of net actuarial loss	8.4	(2.0)	6.4
Prior service cost arising during the period	(0.2)	—	(0.2)
Amortization of prior service cost	8.2	(2.1)	6.1
Consolidated other comprehensive loss	(526.2)	71.8	(454.4)
Less: Other comprehensive income attributable to noncontrolling interests	(1.1)	0.3	(0.8)
Other comprehensive loss attributable to common stockholders	$(527.3)	$72.1	$(455.2)

Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)	—	(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Fiscal 2020	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$(215.0)	$—	$(215.0)
Deferred loss on cash flow hedges	(13.3)	3.3	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	4.9	(1.3)	3.6
Net actuarial gain arising during period	34.6	(10.4)	24.2
Amortization and settlement recognition of net actuarial loss	48.3	(12.9)	35.4
Prior service cost arising during the period	(26.9)	7.3	(19.6)
Amortization of prior service cost	5.1	(1.3)	3.8
Consolidated other comprehensive income	(162.3)	(15.3)	(177.6)
Less: Other comprehensive income attributable to noncontrolling interests	0.3	—	0.3
Other comprehensive income attributable to common stockholders	$(162.0)	$(15.3)	$(177.3)

Note 19.	Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. On May 4, 2022, our board of directors authorized a new repurchase program of up to 25.0 million shares of our Common Stock, plus any unutilized shares left from the July 2015 authorization. The 25.0 million shares represent an additional authorization of approximately 10% of our outstanding Common Stock. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2022, we repurchased approximately 12.6 million shares of our Common Stock for an aggregate cost of $597.5 million. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million. In fiscal 2020, we repurchased no shares of our Common Stock. The amount reflected as purchased in the consolidated statements of cash flows varies due to the timing of share settlement. As of September 30, 2022, we had approximately 29.0 million shares of Common Stock available for repurchase under the program.

Note 20.	Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan, as amended, allows for the granting of 4.95 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2022, there were 3.1 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan allows for the granting of 11.7 million shares of options, restricted stock, restricted stock units and SARs to employees and our non-employee directors. As of September 30, 2022, there were 0.9 million shares available to be granted under this plan, assuming the performance stock units previously granted vest at maximum. In addition, there were 12.4 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions; we do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2022, 2021 and 2020 include share-based compensation expense of $93.3 million, $88.6 million and $130.3 million, respectively. The higher amount in fiscal 2020 was due to restricted stock units granted in fiscal 2020 to satisfy certain annual bonus incentives in connection with the WestRock Pandemic Action Plan. The total income tax benefit in the results of operations in connection with share-based compensation was $23.3 million, $22.3 million and $33.2 million, for the fiscal years ended September 30, 2022, 2021 and 2020, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2022, 2021 and 2020 was $28.9 million, $57.5 million and $32.4 million, respectively.

Stock Options and Stock Appreciation Rights

We did not grant any stock options or SARs in fiscal 2022, 2021 and 2020. Outstanding stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vested in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

When options are granted, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historic annual dividend payments and current expectations for the future.

The table below summarizes the changes in all stock options during the fiscal year ended September 30, 2022:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2021	1,845,672	$38.79
Exercised	(567,648)	31.44
Expired	(195,099)	52.27
Outstanding at September 30, 2022	1,082,925	$40.22	1.8	$1.3
Exercisable at September 30, 2022	1,082,925	$40.22	1.8	$1.3

The aggregate intrinsic value of options exercised during the years ended September 30, 2022, 2021 and 2020 was $8.6 million, $29.1 million and $11.8 million, respectively.

As of September 30, 2022, there was no remaining unrecognized compensation cost related to unvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measured compensation expense related to the SAR awards at the end of each period. We do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2022, 2021 and 2020 was $0.1 million, $0.2 million and $0.2 million, respectively. There were no SARs outstanding at September 30, 2022.

Restricted Stock and Restricted Stock Units

In fiscal 2022, we granted restricted stock units to non-employee directors and certain of our employees. These grants represent the right to receive one share of Common Stock upon satisfaction of specified conditions. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as, with respect to fiscal 2022, Cash Flow Per Share, Return on Invested Capital and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for our grants with a performance or market condition generally may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants generally include a provision requiring both a change of control and termination of employment to accelerate vesting. The grantee is entitled to receive dividend equivalent units but will generally forfeit the restricted stock unit award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. Our non-employee director awards generally vest over a period of up to one year and carry a service condition. Prior to fiscal 2022, our non-employee directors received their equity awards in the form of restricted stock, which carried dividend and voting rights prior to vesting. As mentioned above, in fiscal 2020 in connection with the WestRock Pandemic Action Plan, we issued restricted stock units to employees to satisfy certain annual bonus incentives. Those awards vested in October 2020 at 105% of target.

The table below summarizes the changes in restricted stock units and restricted stock during the fiscal year ended September 30, 2022:

	Units/Shares	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2021 (1)	4,977,459	$42.02
Granted	2,365,554	45.24
Vested and released	(1,512,550)	41.07
Forfeited	(929,834)	42.77
Outstanding at September 30, 2022 (1)	4,900,629	$43.73

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions, we are forecasting the performance of the aggregate outstanding grants to be attained at levels that would result in the issuance of approximately 0.8 million additional shares. However, actual performance may vary.

There was approximately $102.5 million of unrecognized compensation cost related to all unvested restricted units/shares as of September 30, 2022 to be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock units and restricted stock granted in fiscal 2022, 2021 and 2020 with terms defined in the applicable grant letters (in units/shares).

	2022	2021	2020
Granted to non-employee directors	37,771	42,482	49,236
Granted to employees:
Granted for attainment of a performance condition at an amount in excess of target(1)	263,918	—	—
Granted with a service condition and a Cash Flow Per Share performance condition at target(2)	464,485	798,490	869,065
Granted with a service condition and a Return on Invested Capital performance condition at target(2)	394,655	—	—
Granted with a service condition and a relative Total Shareholder Return market condition at target(2)	45,470	127,050	152,595
Granted with a service condition (3)	1,159,255	1,009,387	889,030
Granted for annual bonus (4)	—	126,984	2,486,249
Total grants	2,365,554	2,104,393	4,446,175

(1)	Grants in the table above include shares subsequently issued for the level of performance attained in excess of target. Shares issued in fiscal 2022 for the fiscal 2019 Cash Flow Per Share were at 151.3% of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share were at 89.3% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2020 for the fiscal 2017 Cash Flow Per Share were at 98.8% of target, therefore, the remainder of the grant was forfeited.

(2)	These employee grants vest over approximately three years and have adjustable ranges from 0 - 200% of target subject to the level of performance attained in the respective award agreement. The employee grants with a relative Total Shareholder Return condition were valued using a Monte Carlo simulation, the terms of which are outlined below.

(3)	These grants vest over approximately three to four years.

(4)	Reflects shares issued in fiscal 2021 for the fiscal 2020 restricted stock units granted for the annual bonus were at 105% of target.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2022 were valued using a Monte Carlo simulation at $60.83 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.7% and a risk-free interest rate of 1.5%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per unit, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk free rate of 0.3%.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2020 were valued using a Monte Carlo simulation at $45.14 per unit. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 27.5% and a risk-free interest rate of 1.3%.

Expense is recognized on restricted stock units and restricted stock on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many units are ultimately awarded is based on the number of units expected to be awarded.

The following table represents a summary of restricted stock units and restricted stock vested and released as well as the corresponding aggregate fair value in fiscal 2022, 2021 and 2020 (in millions, except units/shares):

	2022	2021	2020
Vested and released	1,512,550	3,194,223	766,431
Aggregate fair value	$68.7	$125.1	$29.6

Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2022, 2021 and 2020, employees purchased approximately 0.3 million, 0.3 million and 0.4 million shares, respectively, under the ESPP. We recognized $1.8 million, $1.9 million and $2.1 million of expense for fiscal 2022, 2021 and 2020, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2022, approximately 1.0 million shares of Common Stock remained available for purchase under the ESPP.

Note 21.	Earnings Per Share

The restricted stock grants to non-employee directors prior to fiscal 2022 were considered participating securities as they received non- forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we included these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share". Beginning in fiscal 2022, restricted stock units granted to non-employee directors are not considered participating securities as the rights to dividends accrued during the vesting period are forfeitable. The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

	September 30,
	2022	2021	2020
Numerator:
Net income (loss) attributable to common stockholders	$944.6	$838.3	$(690.9)
Less: Distributed and undistributed income available to participating securities	(0.1)	(0.2)	(0.1)
Distributed and undistributed income (loss) available to common stockholders	$944.5	$838.1	$(691.0)

Denominator:
Basic weighted average shares outstanding	259.5	265.2	259.2
Effect of dilutive stock options and non-participating securities	2.0	2.3	—
Diluted weighted average shares outstanding	261.5	267.5	259.2

Basic earnings (loss) per share attributable to common stockholders	$3.64	$3.16	$(2.67)

Diluted earnings (loss) per share attributable to common stockholders	$3.61	$3.13	$(2.67)

An aggregate of 0.5 million, 0.5 million and 4.2 million shares underlying options, restricted stock units and restricted stock in fiscal 2022, 2021 and 2020, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive.

Note 22.	Subsequent Events

In November 2022, we announced our entry into a definitive agreement to wholly divest our interior partitions converting operations (our ownership interest in RTS Packaging, LLC) and to sell our Chattanooga, TN uncoated recycled paperboard mill to our joint venture partner for $330 million, subject to a working capital adjustment. The transaction is expected to close in the first half of 2023, subject to the satisfaction of customary closing conditions, including regulatory approval.

In November 2022, we also announced our entry into a definitive agreement to sell our Eaton, IN, and Aurora, IL, uncoated recycled paperboard mills for $50 million, subject to a working capital adjustment. The transaction is expected to close in late 2022 or early 2023.

These divestitures align with our commitment to optimize our portfolio and focus our strategy on key end markets.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company (the Company) as of September 30, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended September 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 18, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Corrugated Packaging Reporting Unit

Description of the Matter

As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. This requires management to estimate the fair value of the reporting units with goodwill allocated to them. The Company estimates the fair value based on a combination of the discounted cash flow method and guideline public-company method. As of September 30, 2022, the Company’s goodwill balance totaled $5,895.2 million, of which $2,802.8 million related to the Corrugated Packaging reporting unit.

Auditing management’s goodwill impairment tests involved especially subjective judgments due to the significant estimation required in determining the fair value of the reporting units. In particular, the estimates of the fair value for the Company’s Corrugated Packaging reporting unit is sensitive to assumptions such as the discount rate, EBITDA multiples and expected future net cash flows, including projected operating results, long term growth rate and capital expenditures, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

 We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair value of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation model and development of underlying assumptions used to estimate such fair value of the reporting unit. We also tested management’s review of the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

To test the estimated fair value of the Company’s Corrugated Packaging reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair value of the reporting unit. We also tested the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

Uncertain Tax Positions

Description of the Matter

 As discussed in Note 6 to the consolidated financial statements, the Company has unrecognized income tax benefits of $195.5 million related to its uncertain tax positions at September 30, 2022. The Company uses significant judgment in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgments because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit

We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 6 to the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 18, 2022

HISTORICAL FINANCIAL STATEMENTS OF WESTROCK
AS OF 30 SEPTEMBER 2021 AND 2020 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED 30 SEPTEMBER 2021

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,
(In millions, except per share data)	2021	2020	2019
Net sales	$18,746.1	$17,578.8	$18,289.0
Cost of goods sold	15,315.8	14,381.6	14,540.0
Gross profit	3,430.3	3,197.2	3,749.0
Selling, general and administrative, excluding intangible amortization	1,759.3	1,624.4	1,715.2
Selling, general and administrative intangible amortization	357.1	400.5	400.2
Loss (gain) on disposal of assets	4.1	(16.3)	(41.2)
Multiemployer pension withdrawal income	(2.9)	(1.1)	(6.3)
Land and Development impairments	—	—	13.0
Restructuring and other costs	31.5	112.7	173.7
Goodwill impairment	—	1,333.2	—
Operating profit (loss)	1,281.2	(256.2)	1,494.4
Interest expense, net	(372.3)	(393.5)	(431.3)
Loss on extinguishment of debt	(9.7)	(1.5)	(5.1)
Pension and other postretirement non-service income	134.9	103.3	74.2
Other income, net	10.9	9.5	2.4
Equity in income of unconsolidated entities	40.9	15.8	10.1
Income (loss) before income taxes	1,085.9	(522.6)	1,144.7
Income tax expense	(243.4)	(163.5)	(276.8)
Consolidated net income (loss)	842.5	(686.1)	867.9
Less: Net income attributable to noncontrolling interests	(4.2)	(4.8)	(5.0)
Net income (loss) attributable to common stockholders	$838.3	$(690.9)	$862.9

Basic earnings (loss) per share attributable to common stockholders	$3.16	$(2.67)	$3.36

Diluted earnings (loss) per share attributable to common stockholders	$3.13	$(2.67)	$3.33

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended September 30,
(In millions)	2021	2020	2019
Consolidated net income (loss)	$842.5	$(686.1)	$867.9
Other comprehensive income (loss), net of tax:
Foreign currency:
Foreign currency translation gain (loss)	124.3	(215.0)	(143.4)
Derivatives:
Deferred (loss) gain on cash flow hedges	(0.1)	(10.0)	1.1
Reclassification adjustment of net loss (gain) on cash flow hedges included in earnings	5.5	3.6	(0.2)
Defined benefit pension and other postretirement benefit plans:
Net actuarial gain (loss) arising during period	165.6	24.2	(248.5)
Amortization and settlement recognition of net actuarial loss, included in pension and postretirement cost	25.5	35.4	17.2
Prior service cost arising during period	(4.2)	(19.6)	(3.3)
Amortization and curtailment recognition of prior service cost, included in pension and postretirement cost	4.5	3.8	1.8
Other comprehensive income (loss), net of tax	321.1	(177.6)	(375.3)
Comprehensive income (loss)	1,163.6	(863.7)	492.6
Less: Comprehensive income attributable to noncontrolling interests	(4.5)	(4.5)	(3.6)
Comprehensive income (loss) attributable to common stockholders	$1,159.1	$(868.2)	$489.0

WESTROCK COMPANY
CONSOLIDATED BALANCE SHEETS

	September 30,
(In millions, except per share data)	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$290.9	$251.1
Accounts receivable (net of allowances of $68.1 and $66.3)	2,586.9	2,142.7
Inventories	2,173.3	2,023.4
Other current assets	597.6	520.5
Assets held for sale	10.9	7.0
Total current assets	5,659.6	4,944.7
Property, plant and equipment, net	10,570.1	10,778.9
Goodwill	5,959.2	5,962.2
Intangibles, net	3,318.8	3,667.2
Restricted assets held by special purpose entities	1,260.5	1,267.5
Prepaid pension asset	674.3	368.7
Other assets	1,811.8	1,790.5
Total assets	$29,254.3	$28,779.7

LIABILITIES AND EQUITY
Current liabilities:
Current portion of debt	$168.8	$222.9
Accounts payable	2,123.7	1,674.2
Accrued compensation and benefits	656.8	386.7
Other current liabilities	694.8	645.1
Total current liabilities	3,644.1	2,928.9
Long-term debt due after one year	8,025.3	9,207.7
Pension liabilities, net of current portion	254.7	305.2
Postretirement benefit liabilities, net of current portion	133.7	145.4
Non-recourse liabilities held by special purpose entities	1,127.3	1,136.5
Deferred income taxes	2,944.4	2,916.9
Other long-term liabilities	1,433.1	1,490.3
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	1.7	1.3
Equity:
Preferred stock, $0.01 par value; 30.0 million shares authorized; no shares outstanding	—	—
Common stock, $0.01 par value; 600.0 million shares authorized; 265.0 million and 260.4 million shares outstanding at September 30, 2021 and September 30, 2020, respectively	2.7	2.6
Capital in excess of par value	11,058.8	10,916.3
Retained earnings	1,607.9	1,031.6
Accumulated other comprehensive loss	(999.1)	(1,319.9)
Total stockholders' equity	11,670.3	10,630.6
Noncontrolling interests	19.7	16.9
Total equity	11,690.0	10,647.5
Total liabilities and equity	$29,254.3	$28,779.7

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF EQUITY

	Year Ended September 30,
(In millions, except per share data)	2021	2020	2019
Number of Shares of Common Stock Outstanding:
Balance at beginning of fiscal year	260.4	257.8	253.5
Issuance of common stock, net of stock received for tax withholdings (1)	7.1	2.6	6.4
Purchases of common stock (2)	(2.5)	—	(2.1)
Balance at end of fiscal year	265.0	260.4	257.8
Common Stock:
Balance at beginning of fiscal year	$2.6	$2.6	$2.5
Issuance of common stock, net of stock received for tax withholdings (1)	0.1	—	0.1
Balance at end of fiscal year	2.7	2.6	2.6
Capital in Excess of Par Value:
Balance at beginning of fiscal year	10,916.3	10,739.4	10,588.9
Compensation expense under share-based plans	88.5	130.3	64.8
Issuance of common stock, net of stock received for tax withholdings (1)	158.8	46.6	101.1
Fair value of share-based awards issued in business combinations	—	—	70.8
Purchases of common stock (2)	(103.7)	—	(86.2)
Other	(1.1)	—	—
Balance at end of fiscal year	11,058.8	10,916.3	10,739.4
Retained Earnings:
Balance at beginning of fiscal year	1,031.6	1,997.1	1,573.3
Adoption of accounting standards (3)	(3.8)	73.5	43.5
Net income (loss) attributable to common stockholders	838.3	(690.9)	862.9
Dividends declared (per share - $0.88, $1.33 and $1.82) (4)	(236.3)	(348.1)	(479.8)
Issuance of common stock, net of stock received for tax withholdings	(0.5)	—	(0.4)
Purchases of common stock (2)	(21.4)	—	(2.4)
Balance at end of fiscal year	1,607.9	1,031.6	1,997.1
Accumulated Other Comprehensive Loss:
Balance at beginning of fiscal year	(1,319.9)	(1,069.2)	(695.3)
Adoption of ASU 2018-02 reclassification of stranded tax effects resulting from Tax Reform	—	(73.4)	—
Other comprehensive loss, net of tax	320.8	(177.3)	(373.9)
Balance at end of fiscal year	(999.1)	(1,319.9)	(1,069.2)
Total Stockholders' equity	11,670.3	10,630.6	11,669.9
Noncontrolling Interests: (5)
Balance at beginning of fiscal year	16.9	14.3	13.0
Net income	1.7	2.7	3.2
Contributions	—	—	0.2
Distributions and adjustments to noncontrolling interests	1.1	(0.1)	(2.1)
Balance at end of fiscal year	19.7	16.9	14.3
Total Equity	$11,690.0	$10,647.5	$11,684.2

(1)	Included in the issuance of common stock in fiscal 2019 is the issuance of approximately 1.6 million shares of Common Stock valued at $70.1 million in connection with the KapStone Acquisition.
(2)	In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021). In fiscal 2019, we repurchased approximately 2.1 million shares of our Common Stock for an aggregate cost of $88.6 million.
(3)	For fiscal 2021, the amount relates to the adoption of ASU 2016-13 (as hereinafter defined). For fiscal 2020, the amount primarily relates to the adoption of ASU 2018-02, "Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income". For fiscal 2019, the amount relates to the adoption of ASC 606 (as hereinafter defined).
(4)	Includes cash dividends paid and dividend equivalent units on certain restricted stock awards.
(5)	Excludes amounts related to contingently redeemable noncontrolling interests, which are separately classified outside of permanent equity in the Consolidated Balance Sheets.

WESTROCK COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
(In millions)	2021	2020	2019
Operating activities:
Consolidated net income (loss)	$842.5	$(686.1)	$867.9
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,460.0	1,487.0	1,511.2
Cost of real estate sold	—	16.1	17.3
Deferred income tax (benefit) expense	(38.3)	43.0	37.1
Share-based compensation expense	88.6	130.3	64.2
401(k) match and company contribution in common stock	136.1	20.8	—
Pension and other postretirement funding more than expense (income)	(111.5)	(80.1)	(61.3)
Cash surrender value increase in excess of premiums paid	(49.4)	(25.2)	(29.3)
Gain on sale of sawmill	(16.5)	—	—
Gain on sale of investment	(16.0)	—	—
Land and Development impairments	—	—	13.0
Goodwill impairment	—	1,333.2	—
Other impairment adjustments	34.6	25.8	38.3
Loss (gain) on disposal of plant, equipment and other, net	3.7	(13.2)	(43.0)
Other	(29.2)	(15.2)	(57.2)
Change in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(428.9)	30.5	272.9
Inventories	(200.0)	21.8	(110.5)
Other assets	(379.6)	(202.4)	(124.6)
Accounts payable	430.3	(86.4)	(39.1)
Income taxes	0.7	(27.6)	7.2
Accrued liabilities and other	552.8	98.4	(53.9)
Net cash provided by operating activities	2,279.9	2,070.7	2,310.2
Investing activities:
Capital expenditures	(815.5)	(978.1)	(1,369.1)
Cash paid for purchase of businesses, net of cash acquired	—	—	(3,374.2)
Proceeds from corporate owned life insurance	44.9	16.9	33.2
Proceeds from sale of sawmill	58.5	—	—
Proceeds from sale of investment	29.5	—	—
Proceeds from sale of property, plant and equipment	6.3	35.0	119.1
Proceeds from property, plant and equipment insurance settlement	3.2	6.5	25.5
Other	(2.9)	(1.8)	(14.1)
Net cash used for investing activities	(676.0)	(921.5)	(4,579.6)
Financing activities:
Proceeds from issuance of notes	—	598.6	2,498.2
Additions to revolving credit facilities	435.0	428.0	222.2
Repayments of revolving credit facilities	(415.0)	(528.2)	(227.2)
Additions to debt	259.9	696.4	5,061.6
Repayments of debt	(1,544.3)	(1,449.2)	(5,631.6)
Changes in commercial paper, net	—	(339.2)	339.2
Other financing additions (repayments)	23.1	(80.3)	52.2
Issuances of common stock, net of related tax withholdings	18.2	22.2	18.3
Purchases of common stock	(122.4)	—	(88.6)
Cash dividends paid to stockholders	(233.8)	(344.5)	(467.9)
Other	(1.1)	(24.9)	3.8
Net cash (used for) provided by financing activities	(1,580.4)	(1,021.1)	1,780.2
Effect of exchange rate changes on cash, cash equivalents and restricted cash	16.3	(28.6)	4.0
Increase (decrease) in cash, cash equivalents and restricted cash	39.8	99.5	(485.2)
Cash, cash equivalents and restricted cash at beginning of period	251.1	151.6	636.8
Cash, cash equivalents and restricted cash at end of period	$290.9	$251.1	$151.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Unless the context otherwise requires, "we", "us", "our", "WestRock" and "the Company" refer to the business of WestRock Company, its wholly-owned subsidiaries and its partially-owned consolidated subsidiaries for periods on or after November 2, 2018 and to WRKCo Inc. (formerly known as WestRock Company, "WRKCo") for periods prior to November 2, 2018.

WestRock is a multinational provider of sustainable fiber-based paper and packaging solutions. We partner with our customers to provide differentiated, sustainable paper and packaging solutions that help them win in the marketplace. Our team members support customers around the world from our operating and business locations in North America, South America, Europe, Asia and Australia.

On November 2, 2018, we completed the KapStone Acquisition. KapStone is a leading North American producer and distributor of containerboard, corrugated products and specialty papers, including liner and medium containerboard, kraft papers and saturating kraft. KapStone also owns Victory Packaging, a packaging solutions distribution company with facilities in the U.S., Canada and Mexico. KapStone is reported in our Corrugated Packaging segment. WRKCo was the accounting acquirer in the transaction; therefore, the historical consolidated financial statements of WRKCo for periods prior to the KapStone Acquisition are also considered to be the historical financial statements of the Company. See "Note 3. Acquisitions and Investments" for additional information.

Basis of Presentation and Principles of Consolidation

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results may differ from these estimates.

The consolidated financial statements include the accounts of WestRock and our partially owned subsidiaries for which we have a controlling financial interest, including variable interest entities for which we are the primary beneficiary.

Equity investments in which we exercise significant influence but do not control and are not the primary beneficiary are accounted for using the equity method. Investments without a readily determinable value in which we are not able to exercise significant influence over the investee are accounted under the measurement alternative (i.e., cost less impairment, adjusted for any qualifying observable price changes). Our investments accounted for under the equity method or the measurement alternative method are not material either individually or in the aggregate. We have eliminated all significant intercompany accounts and transactions. See "Note 7. Segment Information" for our equity method investments.

Reclassifications and Adjustments

During fiscal 2021, we corrected our interest, net of amounts capitalized supplemental disclosure for the prior years by an immaterial amount. Certain amounts in prior periods have been reclassified to conform with the current year presentation.

COVID-19 Pandemic

COVID-19 continues to evolve. The pandemic has affected our operational and financial performance to varying degrees and the extent of its effect on our operational and financial performance will continue to depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, scope and severity of the pandemic (including due to new variants such as Delta), the actions taken to contain or mitigate its impact (including the distribution and effectiveness of vaccines), and the direct and indirect economic effects of the pandemic and related containment measures and government responses, among others. Our net sales, primarily in the last half of fiscal 2020, were negatively impacted by COVID-19, and we have experienced and are currently experiencing higher supply chain costs and tight labor markets in part due to the impacts of COVID-19.

Ransomware Incident

As previously disclosed, on January 23, 2021 we detected a ransomware incident impacting certain of our systems. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. These actions included taking preventative measures, including shutting down certain systems out of an abundance of caution, as well as taking steps to supplement existing security monitoring, scanning and protective measures. We notified law enforcement and contacted our customers to apprise them of the situation.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. Our teams worked to maintain our business operations and minimize the impact on our customers and teammates. In our second quarter Form 10-Q, we announced that all systems were back in service. All of our mills and converting locations began producing and shipping paper and packaging at pre-ransomware levels in March 2021 or earlier. Our mill system production was approximately 115,000 tons lower than planned for the quarter ended March 31, 2021 as a result of this incident. While shipments from some of our facilities initially lagged behind production levels, this gap closed as systems were restored during the second quarter of fiscal 2021. In locations where technology issues were identified, we used alternative methods, in many cases manual methods, to process and ship orders. We systematically brought our information systems back online in a controlled, phased approach.

We estimate the pre-tax income impact of the lost sales and operational disruption of this incident on our operations in the second quarter of fiscal 2021 was approximately $50 million, as well as approximately $20 million of ransomware recovery costs, primarily professional fees. In addition, we incurred approximately $9 million of ransomware recovery costs in the third quarter of fiscal 2021. In the fourth quarter of fiscal 2021, we recorded a $15 million credit for preliminary recoveries – approximately $10 million as a reduction of SG&A excluding intangible amortization and approximately $5 million as a reduction of cost of goods sold. We expect to recover substantially all of the remaining ransomware losses from cyber and business interruption insurance in future periods. Disputes over the extent of insurance coverage for claims are not uncommon, and there will be a time lag between the incurrence of costs and the receipt of any insurance proceeds.

In response to the ransomware event, we accelerated information technology investments that we had previously planned to make in future periods in order to further strengthen our information security and technology infrastructure. We engaged a leading cybersecurity defense firm that completed a forensics investigation of the ransomware incident and we are taking appropriate actions in response to the findings. For example, in the short- term, we reset all credentials Company-wide and strengthened security tooling across our servers and workstations. Longer term, in collaboration with our strategic partners, we established a roadmap to advance the maturity and effectiveness of our information security and resiliency capabilities. This roadmap includes initiatives to further strengthen our information security posture across the Company, and to enable us to potentially detect, respond to and recover from security and technical incidents in a faster and more effective manner. More specifically, we are progressing projects to bolster our security monitoring capabilities, strengthen our access controls, reduce risks associated with third-parties, and to enhance the information security of our mills and plants.

Use of Estimates

Preparing consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and the differences could be material.

We use estimates in accounting for, among other things, impairment testing of goodwill and long-lived assets, useful lives for depreciation and amortization, income tax expenses, deferred income tax assets and potential income tax assessments, pension benefits, self-insured obligations, restructuring activities, fair values related to business acquisition accounting, slow-moving and obsolete inventory, allowance for doubtful accounts, share- based compensation and loss contingencies. Various assumptions and other factors underlie the determination of these estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The global impact of the COVID-19 pandemic may also affect our accounting estimates, which may materially change from period to period due to changing market factors. We regularly evaluate these significant factors and make adjustments where facts and circumstances dictate.

Revenue Recognition

We generally recognize revenue on a point-in-time basis when the customer takes title to the goods and assumes the risks and rewards for the goods, which coincide with the transfer of control of our goods to the customer. Additionally, we manufacture certain customized products that have no alternative use to us (since they are made to specific customer orders), and we believe that for certain customers we have a legally enforceable right to payment for performance completed to date on these products, including a reasonable profit. For products that meet these two criteria, we recognize revenue "over time". This results in revenue recognition prior to the date of shipment or title transfer for these products and results in the recognition of a contract asset (unbilled receivables) balance with a corresponding reduction in finished goods inventory on our balance sheet.

We net, against our gross sales, provisions for discounts, returns, allowances, customer rebates and other adjustments. Such adjustments are based on historical experience which is consistent with the most likely method as provided in ASC 606 "Revenue from Contracts with Customers" ("ASC 606").

As permitted by ASC 606, we have elected to treat costs associated with obtaining new contracts as expenses when incurred if the amortization period of the asset we would recognize is one year or less. We do not record interest income when the difference in timing of control transfer and customer payment is one year or less. We also account for sales and other taxes that are imposed on and concurrent with individual revenue-producing transactions between a customer and us on a net basis which excludes the taxes from our net sales.

Shipping and Handling Costs

We classify shipping and handling costs, such as freight to our customers' destinations, as a component of cost of goods sold. When shipping and handling costs are included in the sales price charged for our products, they are recognized in net sales since we treat shipping and handling as fulfilment activities.

Cash Equivalents

We consider all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The carrying amounts of our cash and cash equivalents approximate fair market values. We place our cash and cash equivalents primarily with large credit worthy banks, which limits the amount of our credit exposure.

Accounts Receivable and Allowances

We derive our accounts receivable from revenue earned from customers located primarily in North America, South America, Europe, Asia and Australia. Given our diverse customer base, we have limited exposure to credit loss from any particular customer or industry segment, and hence we generally do not require collateral. We perform an evaluation of lifetime expected credit losses inherent in our accounts receivable at each balance sheet date. Such an evaluation includes consideration of historical loss experience, trends in customer payment frequency, present economic conditions, and judgment about the future financial health of our customers and industry sector. The average of our receivables collection is within 30 to 60 days. We are a party to accounts receivable sales agreements to sell to third-party financial institutions all of the short-term receivables generated from certain customer trade accounts. See "Note 12. Fair Value — Accounts Receivable Sales Agreements".

We state accounts receivable at the amount owed by the customer, net of an allowance for estimated credit impairment losses, returns and allowances, cash discounts and other adjustments. We do not discount accounts receivable because we generally collect accounts receivable over a relatively short time. We charge off receivables when they are determined to be no longer collectible. Bad debt expense was a credit of $9.4 million in fiscal 2021 and expense of $19.9 million and $10.0 million in fiscal 2020 and 2019, respectively.

The following table represents a summary of the changes in the reserve for allowance for doubtful accounts, returns and allowances and cash discounts for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$66.3	$53.2	$49.7
Reduction in sales and charges to costs and expenses	236.5	270.8	259.6
Deductions	(234.7)	(257.7)	(256.1)
Balance at end of fiscal year	$68.1	$66.3	$53.2

Inventories

We value our U.S. inventories at the lower of cost or market, with cost for the majority of our U.S. inventories determined on the last-in first-out ("LIFO") basis. We value all other inventories at the lower of cost and net realizable value, with cost determined using methods that approximate cost computed on a first-in first-out inventory valuation method ("FIFO") basis. These other inventories represent primarily foreign inventories, distribution business inventories, spare parts inventories and certain inventoried supplies and aggregate to approximately 36% and 37% of FIFO cost of all inventory at September 30, 2021 and 2020, respectively. See "Note 9. Inventories" for additional information.

Prior to the application of the LIFO method, our U.S. operating divisions use a variety of methods to estimate the FIFO cost of their finished goods inventories. Such methods include standard costs, or average costs computed by dividing the actual cost of goods manufactured by the tons produced and multiplying this amount by the tons of inventory on hand. Lastly, certain operations calculate a ratio, on a plant by plant basis, the numerator of which is the cost of goods sold and the denominator is net sales. This ratio is applied to the estimated sales value of the finished goods inventory. Variances and other unusual items are analyzed to determine whether it is appropriate to include those items in the value of inventory. Examples of variances and unusual items that are considered to be current period charges include, but are not limited to, production levels, freight, handling costs, and wasted materials (spoilage) that are determined to be abnormal. Cost includes raw materials and supplies, direct labor, indirect labor related to the manufacturing process and depreciation and other factory overheads. Our inventoried spare parts are measured at average cost.

Leased Assets

We adopted the provisions of ASC 842, "Leases" on October 1, 2019 using the modified retrospective approach and, as a result, did not restate prior periods. See "Note 14. Leases" for additional information. We lease various real estate, including certain operating facilities, warehouses, office space and land. We also lease material handling equipment, vehicles and certain other equipment. We record our operating lease ROU assets and liabilities at the commencement date of the lease based on the present value of lease payments over the lease term.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Our leases may include options to extend or terminate the lease. These options to extend are included in the lease term when it is reasonably certain that we will exercise that option. While some leases provide for variable payments, they are not included in the ROU assets and liabilities because they are not based on an index or rate. Variable payments for real estate leases primarily relate to common area maintenance, insurance, taxes and utilities. Variable payments for equipment, vehicles and leases within supply agreements primarily relate to usage, repairs, and maintenance. As the implicit rate is not readily determinable for our leases, we apply a portfolio approach using an estimated incremental borrowing rate to determine the initial present value of lease payments over the lease terms on a collateralized basis over a similar term, which is based on market and company specific information. We use the unsecured borrowing rate and risk-adjust that rate to approximate a collateralized rate, and apply the rate based on the currency of the lease, which is updated on a monthly basis for measurement of new lease liabilities.

We have made an accounting policy election to not recognize an ROU asset and liability for leases with a term of 12 months or less unless the lease includes an option to renew or purchase the underlying asset that we are reasonably certain to exercise. In addition, the Company has applied the practical expedient to account for the lease and non-lease components as a single lease component for all of the Company's leases. See "Note 14. Leases" for additional information.

Property, Plant and Equipment

We record property, plant and equipment at cost less accumulated depreciation. Cost includes major expenditures for improvements and replacements that extend useful lives, increase capacity, increase revenues or reduce costs, while normal maintenance and repairs are expensed as incurred. For financial reporting purposes, we provide depreciation and amortization primarily on a straight-line method generally over the estimated useful lives of the assets as follows:

Buildings and building improvements	15-40 years
Machinery and equipment	3-25 years
Transportation equipment	3-8 years

Generally, our machinery and equipment have estimated useful lives between 3 and 25 years; however, select portions of machinery and equipment primarily at our mills have estimated useful lives up to 44 years. Greater than 90% of the cost of our mill assets have useful lives of 25 years or less. Leasehold improvements are depreciated over the shorter of the asset life or the lease term, generally between 3 and 10 years.

Goodwill and Long-Lived Assets

In accordance with ASC 350, "Intangibles — Goodwill and Other", we review the carrying value of our goodwill annually at the beginning of the fourth quarter of each fiscal year, or more often if events or changes in circumstances indicate that the carrying amount may exceed fair value. We test goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment, referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics. The amount of goodwill acquired in a business combination that is assigned to one or more reporting units as of the acquisition date is the excess of the purchase price of the acquired businesses (or portion thereof) included in the reporting unit, over the fair value assigned to the individual assets acquired or liabilities assumed from a market participant perspective. Goodwill is assigned to the reporting unit(s) expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. We determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit. We determine the fair value of each reporting unit using the discounted cash flow method or, as appropriate, a combination of the discounted cash flow method and the guideline public company method.

ASC 350 allows an optional qualitative assessment, prior to a quantitative assessment test, to determine whether it is "more likely than not" that the fair value of a reporting unit exceeds its carrying amount. We generally do not attempt a qualitative assessment and move directly to the quantitative test. As part of the quantitative test, we utilize the present value of expected cash flows or, as appropriate, a combination of the present value of expected cash flows and the guideline public company method to determine the estimated fair value of our reporting units. This present value model requires management to estimate future cash flows, the timing of these cash flows, and a discount rate (based on a weighted average cost of capital), which represents the time value of money and the inherent risk and uncertainty of the future cash flows. Factors that management must estimate when performing this step in the process include, among other items, sales volume, prices, inflation, discount rates, exchange rates, tax rates, anticipated synergies and productivity improvements resulting from past acquisitions, capital expenditures and continuous improvement projects. The assumptions we use to estimate future cash flows are consistent with the assumptions that the reporting units use for internal planning purposes, which we believe would be generally consistent with that of a market participant. The guideline public company method involves comparing the reporting unit to similar companies whose stock is freely traded on an organized exchange. The fair values determined by the discounted cash flow and guideline public company methods are weighted to arrive at the concluded fair value of the reporting unit. However, in instances where comparisons to our peers is less meaningful, no weight is placed on the guideline public company method to arrive at the concluded fair value of the reporting unit. If we determine that the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If we determine that the carrying amount of the reporting unit exceeds its estimated fair value, we measure the goodwill impairment charge based on the excess of a reporting unit's carrying amount over its fair value as required under ASU 2017-04 "Simplifying the Test for Goodwill Impairment", which we early adopted starting with our fiscal 2020 annual goodwill impairment test on July 1, 2020.

During the fourth quarter of fiscal 2021, we completed our annual goodwill impairment testing. We considered factors such as, but not limited to, our expectations for the short-term and long-term impacts of COVID-19, macroeconomic conditions, industry and market considerations, and financial performance, including planned revenue, earnings and capital investments of each reporting unit. The discount rate used for each reporting unit ranged from 8.0% to 12.0%. We used perpetual growth rates in the reporting units that have goodwill ranging from 0.5% to 1.0%. All reporting units that have goodwill were noted to have a fair value that exceeded their carrying values by more than 20% each. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points to estimate the fair value of each reporting unit, the fair value of each of our reporting units would have continued to exceed its carrying value.

At September 30, 2021, the North American Corrugated, Consumer Packaging, Brazil Corrugated and Victory Packaging reporting units had $3,518.5 million, $2,295.9 million, $103.7 million and $41.1 million of goodwill, respectively, which remained recoverable at the current year-end. Subsequent to our annual test, we monitored industry economic trends until the end of our fiscal year and determined no additional testing for goodwill impairment was warranted. We have not made any material changes to our impairment loss assessment methodology during the past three fiscal years. Currently, we do not believe there is a reasonable likelihood that there will be a material change in future assumptions or estimates we use to calculate impairment losses. However, we cannot predict certain market factors with certainty, including the impact of COVID-19, and have certain risks inherent to our operations as described in Item 1A. "Risk Factors". If actual results are not consistent with our assumptions and estimates, we may be exposed to additional impairment losses that could be material.

We follow the provisions included in ASC 360, "Property, Plant, and Equipment" in determining whether the carrying value of any of our long-lived assets, including ROU assets and amortizing intangibles other than goodwill, is impaired. The ASC 360 test is a three-step test for assets that are "held and used" as that term is defined by ASC 360. We determine whether indicators of impairment are present. We review long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If we determine that indicators of impairment are present, we determine whether the estimated undiscounted cash flows for the potentially impaired assets are less than the carrying value. This requires management to estimate future cash flows through operations over the remaining useful life of the asset and its ultimate disposition. The assumptions we use to estimate future cash flows are consistent with the assumptions we use for internal planning purposes, updated to reflect current expectations. If our estimated undiscounted cash flows do not exceed the carrying value, we estimate the fair value of the asset and record an impairment charge if the carrying value is greater than the fair value of the asset. We estimate fair value using discounted cash flows, observable prices for similar assets, or other valuation techniques. We record assets classified as "held for sale" at the lower of their carrying value or estimated fair value less anticipated costs to sell. Our long-lived assets, including intangible assets remain recoverable.

Included in our long-lived assets are certain identifiable intangible assets. These intangible assets are amortized based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable. Estimated useful lives range from 1 to 40 years and have a weighted average life of approximately 15.6 years.

Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance. Future events could cause us to conclude that impairment indicators exist and that assets associated with a particular operation are impaired. Evaluating impairment also requires us to estimate future operating results and cash flows, which also require judgment by management. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Restructuring and Other Costs

Our restructuring and other costs include primarily items such as restructuring portions of our operations, acquisition costs, integration costs and divestiture costs. We have restructured portions of our operations from time to time, have current restructuring initiatives taking place, and it is likely that we will engage in future restructuring activities. Identifying and calculating the cost to exit these operations requires certain assumptions to be made, the most significant of which are anticipated future liabilities, including severance costs, contractual obligations, and the adjustments of property, plant and equipment and lease ROU assets to their fair value. We believe our estimates are reasonable, considering our knowledge of the industries we operate in, previous experience in exiting activities and valuations we may obtain from independent third parties. Although our estimates have been reasonably accurate in the past, significant judgment is required, and these estimates and assumptions may change as additional information becomes available and facts or circumstances change. See "Note 4. Restructuring and Other Costs" for additional information, including a description of the type of costs incurred.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, "Business Combinations", we generally recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interests in an acquiree at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred, which we also measure at fair value, over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of identifiable intangible assets, deferred tax asset valuation allowances, liabilities including those related to debt, pensions and other postretirement plans, uncertain tax positions, contingent consideration and contingencies. Significant estimates and assumptions include subjective and/or complex judgements regarding items such as discount rates, customer attrition rates, economic lives and other factors, including estimating future cash flows that we expect to generate from the acquired assets.

The acquisition method of accounting also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record future impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be increased or decreased, or the acquired asset could be impaired.

Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities

We estimate fair values in accordance with ASC 820, "Fair Value Measurement." We define fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivables, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities. The fair values of our long-term debt are estimated using quoted market prices or are based on the discounted value of future cash flows. We disclose the fair value of long-term debt in "Note 13. Debt" and our pension and postretirement assets and liabilities in "Note 5. Retirement Plans". We have, or from time to time may have, financial instruments recognized at fair value including supplemental retirement savings plans ("Supplemental Plans") that are nonqualified deferred compensation plans pursuant to which assets are invested primarily in mutual funds, interest rate derivatives, commodity derivatives or other similar class of assets or liabilities, the fair value of which are not significant. We measure the fair value of our mutual fund investments based on quoted prices in active markets, and our derivative contracts, if any, based on discounted cash flows.

We measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. These assets and liabilities include equity method investments when they are deemed to be other-than-temporarily impaired, investments for which the fair value measurement alternative is elected, assets acquired and liabilities assumed when they are deemed to be other-than-temporarily impaired, assets acquired and liabilities assumed in a merger or an acquisition or in a nonmonetary exchange, property, plant and equipment, ROU assets related to operating leases, goodwill and other intangible assets that are written down to fair value when they are held for sale or determined to be impaired. See "Note 4. Restructuring and Other Costs" for impairments associated with restructuring activities. Given the nature of nonfinancial assets and liabilities, evaluating their fair value from the perspective of a market participant is inherently complex. Assumptions and estimates about future values can be affected by a variety of internal and external factors. Changes in these factors may require us to revise our estimates and could result in future impairment charges for goodwill and acquired intangible assets, or retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with business combinations. These adjustments could have a material impact on our financial condition and results of operations. We discuss fair values in more detail in "Note 12. Fair Value".

Derivatives

We are exposed to interest rate risk, commodity price risk and foreign currency exchange risk. To manage these risks, from time to time and to varying degrees, we may enter into a variety of financial derivative transactions and certain physical commodity transactions that are determined to be derivatives. Interest rate swaps may be entered into to manage the interest rate risk associated with a portion of our outstanding debt. Interest rate swaps are either designated for accounting purposes as cash flow hedges of forecasted floating interest payments on variable rate debt or fair value hedges of fixed rate debt, or we may elect not to treat them as accounting hedges. Swaps or forward contracts on certain commodities may be entered into to manage the price risk associated with forecasted purchases or sales of those commodities. In addition, certain commodity financial derivative contracts and physical commodity contracts that are determined to be derivatives may not be designated as accounting hedges because either they do not meet the criteria for treatment as accounting hedges under ASC 815, "Derivatives and Hedging", or we elect not to treat them as accounting hedges under ASC 815. Generally, we elect the normal purchase, normal sale scope exception for physical commodity contracts that are determined to be derivatives. We may also enter into forward contracts to manage our exposure to fluctuations in foreign currency rates with respect to transactions denominated in foreign currencies. These also can either be designated for accounting purposes as cash flow hedges or not so designated.

Outstanding financial derivative instruments expose us to credit loss in the event of nonperformance by the counterparties to the derivative agreements. Our credit exposure related to these financial instruments is represented by the fair value of contracts reported as assets. We manage our exposure to counterparty credit risk through minimum credit standards, diversification of counterparties and procedures to monitor concentrations of credit risk. We may enter into financial derivative contracts that may contain credit-risk-related contingent features which could result in a counterparty requesting immediate payment or demanding immediate and ongoing full overnight collateralization on derivative instruments in net liability positions.

For financial derivative instruments that are designated as a cash flow hedge for accounting purposes, the entire change in fair value of the financial derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction, and in the same period or periods during which the forecasted transaction affects earnings.

We have at times entered into interest rate swap agreements that effectively modified our exposure to interest rate risk by converting a portion of our interest payments on floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. These agreements typically involved the receipt of floating rate amounts in exchange for fixed interest rate payments over the life of the agreements without an exchange of the underlying principal amount.

At September 30, 2021, the notional amount of foreign currency exchange contract derivative was $270.2 million. The fair value of this derivative instrument was not significant as of September 30, 2021. At September 30, 2020, the notional amounts of interest rate and foreign currency exchange contract derivatives were $600.0 million and $250.2 million, respectively. The fair value of these derivative instruments was not significant as of September 30, 2020. See "Note 13. Debt" for additional information on the foreign currency derivatives.

Health Insurance

We are self-insured for the majority of our group health insurance costs. However, we seek to limit our health insurance costs by entering into certain stop loss insurance coverage. Due to mergers, acquisitions and other factors, we may have plans that do not include stop loss insurance. We calculate our group health insurance reserve on an undiscounted basis based on estimated reserve rates. We utilize claims lag data provided by our claims administrators to compute the required estimated reserve rate. We calculate our average monthly claims paid using the actual monthly payments during the trailing 12-month period. At that time, we also calculate our required reserve using the reserve rates discussed above. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our group health insurance costs.

Workers' Compensation

We purchase large risk deductible workers' compensation policies for the majority of our workers' compensation liabilities that are subject to various deductibles to limit our exposure. We calculate our workers' compensation reserves on an undiscounted basis based on estimated actuarially calculated development factors. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our workers' compensation costs.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amount and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheet.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, recent financial operations and their associated valuation allowances, if any. In the event we were to determine that we would be able to realize or not realize our deferred income tax assets in the future in their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce or increase the provision for income taxes, respectively.

Certain provisions of ASC 740, "Income Taxes" provide that a tax benefit from an uncertain tax position may be recognized when it is "more likely than not" that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We use significant judgment in (i) determining whether a tax position, based solely on its technical merits, is "more likely than not" to be sustained upon examination and (ii) measuring the tax benefit as the largest amount of benefit that is "more likely than not" to be realized upon ultimate settlement. We do not record any benefit for the tax positions where we do not meet the "more likely than not" initial recognition threshold. Income tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized. We generally recognize interest and penalties related to unrecognized tax benefits in income tax expense in the Consolidated Statements of Operations. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Pension and Other Postretirement Benefits

We account for pension and other postretirement benefits in accordance with ASC 715, "Compensation – Retirement Benefits". Accordingly, we recognize the funded status of our pension plans as assets or liabilities in our Consolidated Balance Sheets. The funded status is the difference between our projected benefit obligations and fair value of plan assets. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. We describe these assumptions in "Note 5. Retirement Plans", which include, among others, the discount rate, expected long-term rates of return on plan assets and rates of increase in compensation levels. We defer actual results that differ from our assumptions, i.e., actuarial gains and losses, and amortize the difference over future periods. Therefore, these differences generally affect our recognized expense and funding requirements in future periods. Actuarial gains and losses occur when actual experience differs from the estimates used to determine the components of net periodic pension cost and when certain assumptions used to determine the fair value of the plan assets or projected benefit obligation are updated, such as but not limited to, changes in the discount rate, plan amendments, differences between actual and expected returns on plan assets, mortality assumptions and plan remeasurement.

The amount of unrecognized actuarial gains and losses recognized in the current year's operations is based on amortizing the unrecognized gains or losses for each plan that exceed the larger of 10% of the projected benefit obligation or the fair value of plan assets, also known as "the corridor". The amount of unrecognized gain or loss that exceeds the corridor is amortized over the average future service of the plan participants or the average life expectancy of inactive plan participants for plans where all or almost all of the plan participants are inactive. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other postretirement benefit obligations and our future expense.

Share-Based Compensation

We recognize expense for share-based compensation plans based on the estimated fair value of the related awards in accordance with ASC 718, "Compensation – Stock Compensation". Pursuant to our incentive stock plans, we can grant options and restricted stock, stock appreciation rights and restricted stock units to employees and our non-employee directors. The grants generally vest over a period of up to three years depending on the nature of the award, except for non-employee director grants, which typically vest over a period of up to one year. The majority of our restricted stock grants to employees generally contain performance or market conditions that must be met in conjunction with a service requirement for the shares to vest, others contain only a service requirement. We charge compensation expense under the plan to earnings over each award's individual vesting period. Forfeitures are estimated based on historical experience. In fiscal 2020, in connection with our WestRock Pandemic Action Plan we issued restricted stock grants to the majority of our employees to replace their annual cash bonus. See "Note 20. Share-Based Compensation" for additional information.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations". A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, we recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. Our asset retirement obligations consist primarily of landfill closure and post-closure costs at certain of our mills. At September 30, 2021 and September 30, 2020, we had recorded liabilities of $73.6 million and $72.3 million, respectively. The liabilities are primarily reflected as Other long-term liabilities on the Consolidated Balance Sheets.

Repair and Maintenance Costs

We expense routine repair and maintenance costs as we incur them. We defer certain expenses we incur during planned major maintenance activities and recognize the expenses ratably over the shorter of the estimated interval until the next major maintenance activity or the life of the deferred item. This maintenance is generally performed every twelve to twenty-four months and has a significant impact on our results of operations in the period performed primarily due to lost production during the maintenance period. Planned major maintenance costs deferred at September 30, 2021 and 2020 were $110.7 million and $118.2 million, respectively. The assets are recorded as Other assets on the Consolidated Balance Sheets.

Foreign Currency

We translate the assets and liabilities of our foreign operations from their functional currency into U.S. dollars at the rate of exchange in effect as of the balance sheet date. We reflect the resulting translation adjustments in equity. We translate the revenues and expenses of our foreign operations at a daily average rate prevailing for each month during the fiscal year. We include gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the Consolidated Statements of Operations. We recorded a loss on foreign currency transactions of $0.7 million in fiscal 2021 and a gain on foreign currency transactions of $6.6 million and $18.5 million in fiscal 2020 and 2019, respectively.

Environmental Remediation Costs

We accrue for losses associated with our environmental remediation obligations when it is probable that we have incurred a liability and the amount of the loss can be reasonably estimated. We generally recognize accruals for estimated losses from our environmental remediation obligations no later than completion of the remedial feasibility study and adjust such accruals as further information develops or circumstances change. We recognize recoveries of our environmental remediation costs from other parties as assets when we deem their receipt probable. See "Note 17. Commitments and Contingencies — Environmental."

New Accounting Standards — Adopted in fiscal 2021

In November 2018, the FASB issued Accounting Standards Update ("ASU") 2018-18 "Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606", which provides targeted amendments to ASC 808, "Collaborative arrangements" and ASC 606. The amendments in this ASU require transactions between participants in a collaborative arrangement to be accounted for under ASC 606 only when the counterparty is a customer. We adopted the provisions of ASU 2018-18 on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17 "Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities". This ASU changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportionate basis, rather than in their entirety, as currently required under GAAP. We adopted the provisions of ASU 2018-17 on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15 "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract". The amendments in this ASU align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by these amendments. We adopted the provisions of ASU 2018-15 prospectively on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-14 "Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Changes to the Disclosure Requirements for Defined Benefit Plans". The amendments in this ASU modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans to remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures and add disclosure requirements identified as relevant. We adopted the provisions of ASU 2018-14 retrospectively on October 1, 2020. The adoption did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)" ("ASU 2016-13"), which modifies the measurement of expected credit losses of certain financial instruments and replaces the incurred loss model with a model that reflects expected credit losses. Subsequently, the FASB issued certain additional clarifications and narrow amendments to ASU 2016-13 intended to make the standards easier to understand and eliminate certain inconsistencies. We adopted ASU 2016-13 and its subsequent revisions using the modified retrospective transition approach on October 1, 2020. The adoption of ASU 2016-13 and its subsequent revisions resulted in us recognizing a cumulative effect adjustment of $3.8 million (net of tax) decrease to opening balance of retained earnings related to our allowance for doubtful accounts primarily for our trade accounts receivable balance.

New Accounting Standards — Pending to be Adopted in Fiscal 2022

In December 2019, the FASB issued ASU 2019-12 "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes". This ASU removes certain exceptions from recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. It also reduces complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for fiscal years beginning after December 15, 2020 (fiscal 2022 for us) and interim periods within those fiscal years. Early adoption is permitted. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 "Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments". This ASU requires lessors to classify leases as operating leases if they have variable lease payments that do not depend on an index or rate and would have selling losses at lease commencement if they were classified as sales-type or direct financing leases. For lessors that had adopted ASC 842 as of July 19, 2021, when the amendments were issued, the amendments can be applied either retrospectively or prospectively and are effective for annual periods beginning after December 15, 2021 (fiscal 2023 for us) and interim periods within those annual periods. Early adoption is permitted. We plan to early adopt this ASU using the prospective transition approach beginning October 1, 2021. We do not expect the adoption of this ASU to have a material impact on our consolidated financial statements.

New Accounting Standards — Recently Issued

In March 2020, the FASB issued ASU 2020-04 "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting". This ASU provides temporary optional expedients and exceptions for applying GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. In January 2021, the FASB issued ASU 2021-01, which adds implementation guidance to clarify certain optional expedients in Topic 848. The ASUs can be adopted after their respective issuance dates through December 31, 2022. We are currently evaluating our contracts and the impact of optional expedients provided by these ASUs.

Note 2. Revenue Recognition

Disaggregated Revenue

ASC 606 requires that we disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The tables below disaggregate our revenue by geographical market and product type (segment). Net sales are attributed to geographical markets based on our selling location. In fiscal 2020, we completed our real estate monetization; therefore, we did not have any Land and Development sales in fiscal 2021.

	Year Ended September 30, 2021
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$11,813.7	$5,218.3	$—	$(299.1)	$16,732.9
South America	457.6	82.5	—	—	540.1
Europe	5.1	1,101.2	—	(0.3)	1,106.0
Asia Pacific	67.3	300.7	—	(0.9)	367.1
Total	$12,343.7	$6,702.7	$—	$(300.3)	$18,746.1

	Year Ended September 30, 2020
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$10,975.8	$4,978.2	$18.9	$(191.4)	$15,781.5
South America	393.1	70.1	—	—	463.2
Europe	7.9	1,006.4	—	(0.3)	1,014.0
Asia Pacific	42.4	278.3	—	(0.6)	320.1
Total	$11,419.2	$6,333.0	$18.9	$(192.3)	$17,578.8

	Year Ended September 30, 2019
(In millions)	Corrugated Packaging	Consumer Packaging	Land and Development	Intersegment Sales	Total
Primary Geographical Markets
North America	$11,314.7	$5,166.6	$23.4	$(155.5)	$16,349.2
South America	437.2	73.2	—	—	510.4
Europe	1.6	1,064.7	—	(0.1)	1,066.2
Asia Pacific	63.2	301.5	—	(1.5)	363.2
Total	$11,816.7	$6,606.0	$23.4	(157.1)	$18,289.0

Revenue Contract Balances

Contract assets are rights to consideration in exchange for goods that we have transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are reduced when the control of the goods passes to the customer. Contract liabilities represent obligations to transfer goods or services to a customer for which we have received consideration. Contract liabilities are reduced once control of the goods is transferred to the customer.

The opening and closing balances of our contract assets and contract liabilities are as follows. Contract assets and contract liabilities are reported within Other current assets and Other current liabilities, respectively, on the Consolidated Balance Sheets.

(In millions)	Contract Assets (Short-Term)	Contract Liabilities (Short-Term)
Beginning balance - October 1, 2020	$185.8	$12.0
Ending balance - September 30, 2021	199.1	12.8
Increase	$13.3	$0.8

Performance Obligations and Significant Judgments

We primarily derive revenue from fixed consideration. Certain contracts may also include variable consideration, typically in the form of cash discounts and volume rebates. If a contract with a customer includes variable consideration, we estimate the expected cash discounts and other customer refunds based on historical experience. We concluded this method is consistent with the most likely amount method under ASC 606 and allows us to make the best estimate of the consideration we will be entitled to from customers.

Contracts or purchase orders with customers could include a single type of product or multiple types and grades of products. Regardless, the contract price with the customer is agreed to at the individual product level outlined in the customer contracts or purchase orders. Management has concluded that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.

Note 3.      Acquisitions and Investments

We account for acquisitions in accordance with ASC 805, "Business Combinations". The estimated fair values of all assets acquired and liabilities assumed in acquisitions are provisional and may be revised as a result of additional information obtained during the measurement period of up to one year from the acquisition date. The measurement periods for all prior acquisitions were closed in fiscal 2020.

KapStone Acquisition

On November 2, 2018, we completed the KapStone Acquisition. Effective as of the effective time of the KapStone Acquisition (the "Effective Time"), Whiskey Holdco, Inc. changed its name to "WestRock Company" and WRKCo changed its name to "WRKCo Inc."

KapStone was a leading North American producer and distributor of containerboard, corrugated products and specialty papers, including liner and medium containerboard, kraft papers and saturating kraft. KapStone also owned Victory Packaging, a packaging solutions distribution company with facilities in the U.S., Canada and Mexico. We have included the financial results of KapStone in our Corrugated Packaging segment since the date of the acquisition.

Pursuant to the KapStone Acquisition, at the Effective Time, (a) each issued and outstanding share of common stock, par value $0.01 per share, of WRKCo was converted into one share of common stock, par value $0.01 per share, of the Company ("Company common stock") and (b) each issued and outstanding share of common stock, par value $0.0001 per share, of KapStone ("KapStone common stock") (other than shares of KapStone common stock owned by (i) KapStone or any of its subsidiaries or (ii) any KapStone stockholder who properly exercised appraisal rights with respect to its shares of KapStone common stock in accordance with Section 262 of the Delaware General Corporation Law) was automatically canceled and converted into the right to receive (1) $35.00 per share in cash, without interest (the "Cash Consideration"), or, at the election of the holder of such share of KapStone common stock, (2) 0.4981 shares of Company common stock (the "Stock Consideration") and cash in lieu of fractional shares, subject to proration procedures designed to ensure that the Stock Consideration would be received in respect of no more than 25% of the shares of KapStone common stock issued and outstanding immediately prior to the Effective Time (the "Maximum Stock Amount"). Each share of KapStone common stock in respect of which a valid election of Stock Consideration was not made by 5:00 p.m. New York City time on September 5, 2018 was converted into the right to receive the Cash Consideration. KapStone stockholders elected to receive Stock Consideration that was less than the Maximum Stock Amount and no proration was required.

The consideration for the KapStone Acquisition was $4.9 billion including debt assumed, a long-term financing obligation and assumed equity awards. As a result, KapStone stockholders received in the aggregate approximately $3.3 billion in cash and 1.6 million shares of WestRock common stock with a value of $70.1 million, or approximately 0.6% of the issued and outstanding shares of WestRock common stock immediately following the Effective Time. Pursuant to the Merger Agreement, at the Effective Time, the Company assumed any outstanding awards granted under the equity-based incentive plans of WRKCo and KapStone (including the shares underlying such awards), the award agreements evidencing the grants of such awards and, in the case of the WRKCo equity- based incentive plans, the remaining shares available for issuance under the applicable plan, in each case subject to adjustments to such awards in the manner set forth in the Merger Agreement. Included in the consideration was $70.8 million related to outstanding KapStone equity awards that were replaced with WestRock equity awards with identical terms for pre-combination service. The amount related to post-combination service will be expensed over the remaining service period of the awards. See "Note 20. Share-Based Compensation" for additional information on the converted awards.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the KapStone Acquisition by major class of assets and liabilities as of the acquisition date, as well as adjustments made during fiscal 2019 and fiscal 2020 (referred to as "measurement period adjustments") (in millions):

	Amounts Recognized as of the Acquisition Date	Measurement Period Adjustments (1)	Amounts Recognized as of Acquisition Date (as Adjusted) (2)
Cash and cash equivalents	$8.6	$—	$8.6
Current assets, excluding cash and cash equivalents	878.9	(30.2)	848.7
Property, plant and equipment, net	1,910.3	11.5	1,921.8
Goodwill	1,755.0	0.5	1,755.5
Intangible assets	1,336.1	30.3	1,366.4
Other long-term assets	27.9	(0.1)	27.8
Total assets acquired	5,916.8	12.0	5,928.8

Current portion of debt	33.3	—	33.3
Current liabilities	337.5	7.9	345.4
Long-term debt due after one year	1,333.4	—	1,333.4
Accrued pension and other long-term benefits	9.8	2.8	12.6
Deferred income taxes	609.7	(1.4)	608.3
Other long-term liabilities	118.4	2.7	121.1
Total liabilities assumed	2,442.1	12.0	2,454.1
Net assets acquired	$3,474.7	$—	$3,474.7

(1)	The measurement period adjustments recorded in fiscal 2019 and fiscal 2020 did not have a significant impact on our Consolidated Statements of Operations in any period.

(2)	The measurement period adjustments were primarily due to refinements to third-party appraisals and carrying amounts of certain assets and liabilities, as well as adjustments to certain tax accounts based on, among other things, adjustments to deferred tax liabilities. The net impact of the measurement period adjustments to goodwill were essentially flat.

The fair value assigned to goodwill is primarily attributable to buyer-specific synergies expected to arise after the KapStone Acquisition (e.g., enhanced geographic reach of the combined organization, increased vertical integration and other synergistic opportunities) and the assembled work force of KapStone, as well as from establishing deferred tax liabilities for the assets and liabilities acquired. The goodwill and intangible assets resulting from the acquisition are not amortizable for tax purposes.

The following table summarizes the weighted average life and the fair value of intangible assets recognized in the KapStone Acquisition, excluding goodwill (in millions, except lives):

	Weighted Avg. Life	Amounts Recognized as of the Acquisition Date
Customer relationships	11.7	$1,303.0
Trademarks and tradenames	16.9	54.2
Favorable contracts	6.0	9.2
Total	11.9	$1,366.4

None of the intangible assets have significant residual value. The intangible assets are expected to be amortized over estimated useful lives ranging from one to 20 years based on the approximate pattern in which the economic benefits are consumed or straight-line if the pattern was not reliably determinable.

Grupo Gondi Investment

On April 1, 2016, we completed the formation of a joint venture with Grupo Gondi in Mexico. We contributed $175.0 million in cash and the stock of an entity that owns three corrugated packaging facilities in Mexico in return for a 25.0% ownership interest in the joint venture together with future put and call options. The investment was valued at approximately $0.3 billion. On October 20, 2017, we increased our ownership interest in Grupo Gondi in Mexico (the "Joint Venture") from 27.0% to 32.3% through a $108 million capital contribution, which followed the joint venture entity having a stock redemption from a minority partner in April 2017 that increased our ownership interest to approximately 27.0%. The October 2017 capital contribution was used to support the joint venture's capital expansion plans, which include a containerboard mill and several converting plants.

In connection with the investment in the Joint Venture, we entered into an option agreement pursuant to which we and certain other shareholders of the Joint Venture (the "Partners") agreed to future put and call options with respect to the equity interests in the Joint Venture held by each party. Pursuant to the option agreement, the Partners had the right on April 1, 2020 to sell us up to 24% of the equity interest in the Joint Venture at fair market value. The Partners did not exercise this right. Pursuant to the option agreement, between October 1, 2020 and April 1, 2021, we had the right to exercise a right to purchase an additional 18.7% equity interest in the Joint Venture from the Partners at a predetermined purchase price. We did not exercise this right. In addition, our joint venture partners may call our 32.3% equity interest at a predetermined price between October 1, 2021 and April 1, 2022. At any time after April 1, 2022, we may elect to sell, and upon such election our joint venture partners will be obligated to buy, all of our equity interest at a price as determined under the provisions of the agreement. Fiscal 2021 reflects a charge of $22.5 million associated with not exercising the option to purchase the additional equity interest in Grupo Gondi that was recorded in Other income, net in the second quarter of fiscal 2021.

Note 4. Restructuring and Other Costs

Summary of Restructuring and Other Initiatives

We recorded pre-tax restructuring and other costs of $31.5 million, $112.7 million and $173.7 million for fiscal 2021, 2020 and 2019, respectively. Of these costs, $12.6 million, $29.8 million and $56.5 million were non-cash for fiscal 2021, 2020 and 2019, respectively. These amounts are not comparable since the timing and scope of the individual actions associated with each restructuring, acquisition, integration or divestiture vary. We present our restructuring and other costs in more detail below.

The following table summarizes our Restructuring and other costs for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Restructuring	$28.5	$93.7	$111.0
Other	3.0	19.0	62.7
Restructuring and Other Costs	$31.5	$112.7	$173.7

Restructuring

Our restructuring charges are primarily associated with restructuring portions of our operations (i.e., partial or complete plant closures). A partial plant closure may consist of shutting down a machine and/or a workforce reduction. We generally incur various reduction in workforce actions, plant closure activities, impairment costs and certain lease terminations in each fiscal year. In fiscal 2021, our restructuring charges also included an impairment of assets and a gain on lease termination associated with our Richmond, VA regional office (in Corporate). In fiscal 2020, our restructuring charges also included those associated with reducing the capacity of our Consumer mill system with the announced shutdown of an SBS machine at our Evadale, TX mill and employee costs due to merger and acquisition-related workforce reductions and voluntary retirement programs in fiscal 2019 and 2020. In fiscal 2019, charges also included those associated with reducing the linerboard capacity of our Corrugated mill system related to the announced shutdown of a machine at our North Charleston, SC mill. In addition, in fiscal 2019, we began recording charges in our Corrugated Packaging segment associated with the replacement of three paper machines at our Florence, SC mill with a new one.

When we close a facility, if necessary, we recognize a write-down to reduce the carrying value of related property, plant and equipment and lease ROU assets to their fair value and record charges for severance and other employee-related costs. We reduce the carrying value of the assets classified as held for sale to their estimated fair value less cost to sell. Any subsequent change in fair value less cost to sell prior to disposition is recognized as it is identified; however, no gain is recognized in excess of the cumulative loss previously recorded unless the actual selling price exceeds the original carrying value. For plant closures, we also generally expect to record costs for equipment relocation, facility carrying costs and costs to terminate a lease or contract before the end of its term.

Although specific circumstances vary, our strategy has generally been to consolidate our sales and operations into large well-equipped plants that operate at high utilization rates and take advantage of available capacity created by operational excellence initiatives and/or further optimize our system following mergers and acquisitions or a changing business environment. Therefore, we generally transfer a substantial portion of each closed plant's assets and production to our other plants. We believe these actions have allowed us to more effectively manage our business. In our former Land and Development segment, the restructuring charges primarily consisted of severance and other employee costs associated with the wind-down of operations and lease costs.

While restructuring costs are not charged to our segments and, therefore, do not reduce segment income, we highlight the segment to which the charges relate. The following table presents a summary of restructuring charges related to active restructuring initiatives that we incurred during the last three fiscal years, the cumulative recorded amount since we started the initiatives, and our estimate of the total we expect to incur (in millions):

	2021	2020	2019	Cumulative	Total Expected
Corrugated Packaging
Net property, plant and equipment costs	$2.6	$2.2	$32.1	$97.0	$97.0
Severance and other employee costs	4.6	8.7	16.9	64.5	64.9
Equipment and inventory relocation costs	0.8	2.2	4.8	9.5	10.3
Facility carrying costs	1.7	2.6	3.9	22.6	23.7
Other costs	0.6	(1.9)	1.2	4.5	4.8
Restructuring total	$10.3	$13.8	$58.9	$198.1	$200.7
Consumer Packaging
Net property, plant and equipment costs	$0.7	$23.5	$0.5	$35.9	$35.9
Severance and other employee costs	9.8	19.8	6.0	47.2	47.2
Equipment and inventory relocation costs	0.6	1.4	1.0	4.2	4.2
Facility carrying costs	0.5	—	0.2	1.6	1.6
Other costs	1.9	10.5	4.3	20.7	20.7
Restructuring total	$13.5	$55.2	$12.0	$109.6	$109.6
Land and Development
Net property, plant and equipment costs	$—	$—	$—	$1.8	$1.8
Severance and other employee costs	—	—	0.1	13.8	13.8
Other costs	—	2.0	—	5.0	5.0
Restructuring total	$—	$2.0	$0.1	$20.6	$20.6
Corporate
Net property, plant and equipment costs	$8.8	$—	$—	$8.8	$8.8
Severance and other employee costs	0.9	21.1	37.5	60.2	60.2
Other costs	(5.0)	1.6	2.5	3.6	3.6
Restructuring total	$4.7	$22.7	$40.0	$72.6	$72.6
Total
Net property, plant and equipment costs	$12.1	$25.7	$32.6	$143.5	$143.5
Severance and other employee costs	15.3	49.6	60.5	185.7	186.1
Equipment and inventory relocation costs	1.4	3.6	5.8	13.7	14.5
Facility carrying costs	2.2	2.6	4.1	24.2	25.3
Other costs	(2.5)	12.2	8.0	33.8	34.1
Restructuring total	$28.5	$93.7	$111.0	$400.9	$403.5

We have defined "Net property, plant and equipment costs" as used in this Note 4 as property, plant and equipment write-downs, subsequent adjustments to fair value for assets classified as held for sale, subsequent (gains) or losses on sales of property, plant and equipment and related parts and supplies on such assets, if any.

Other Costs

Our other costs consist of acquisition, integration and divestiture costs. We incur costs when we acquire or divest businesses. Acquisition costs include costs associated with transactions, whether consummated or not, such as advisory, legal, accounting, valuation and other professional or consulting fees, as well as potential litigation costs associated with those activities. We incur integration costs pre- and post-acquisition that reflect work being performed to facilitate merger and acquisition integration, such as work associated with information systems and other projects including spending to support future acquisitions, and primarily consist of professional services and labor. Divestiture costs consist primarily of similar professional fees. We consider acquisition, integration and divestiture costs to be Corporate costs regardless of the segment or segments involved in the transaction.

The following table presents our acquisition, integration and divestiture costs that we incurred during the last three fiscal years (in millions):

	2021	2020	2019
Acquisition costs	$0.5	$0.2	$28.2
Integration costs	1.7	18.7	34.3
Divestiture costs	0.8	0.1	0.2
Other total	$3.0	$19.0	$62.7

The following table summarizes the changes in the restructuring accrual, which is primarily composed of accrued severance and other employee costs, and a reconciliation of the restructuring accrual charges to the line item "Restructuring and other costs" on our Consolidated Statements of Operations for the last three fiscal years (in millions):

	2021	2020	2019
Accrual at beginning of fiscal year	$17.2	$32.3	$31.6
Additional accruals	17.4	51.3	60.0
Payments	(17.2)	(56.6)	(55.9)
Adjustment to accruals	(2.1)	(6.2)	(3.2)
Foreign currency rate changes and other	(1.9)	(3.6)	(0.2)
Accrual at end of fiscal year	$13.4	$17.2	$32.3

Reconciliation of accruals and charges to restructuring and other costs (in millions):

	2021	2020	2019
Additional accruals and adjustments to accruals (see table above)	$15.3	$45.1	$56.8
Acquisition costs	0.5	0.2	28.2
Integration costs	1.7	18.7	34.3
Divestiture costs	0.8	0.1	0.2
Net property, plant and equipment	12.1	25.7	32.6
Severance and other employee costs	0.3	1.6	6.8
Equipment and inventory relocation costs	1.4	3.6	5.8
Facility carrying costs	2.2	2.6	4.1
Other costs (1)	(2.8)	15.1	4.9
Total restructuring and other costs, net	$31.5	$112.7	$173.7

(1)            Other costs primarily includes lease and contract termination costs.

Note 5.      Retirement Plans

We have defined benefit pension plans and other postretirement benefit plans for certain U.S. and non-U.S. employees. We use a September 30 measurement date for our plans. Certain plans were frozen for salaried and non-union hourly employees at various times in the past, and nearly all of our remaining salaried and non-union hourly employees accruing benefits ceased accruing benefits as of December 31, 2020. In addition, we participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. We also have supplemental executive retirement plans and other non-qualified defined benefit pension plans that provide unfunded supplemental retirement benefits to certain of our current and former executives. The supplemental executive retirement plans provide for incremental pension benefits in excess of those offered in the plan. The other postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The benefits under our defined benefit pension plans are based on either compensation or a combination of years of service and negotiated benefit levels, depending upon the plan. We allocate our pension assets to several investment management firms across a variety of investment styles. Our defined benefit Investment Committee meets at least four times a year with our investment advisors to review each management firm's performance and monitors its compliance with its stated goals, our investment policy and applicable regulatory requirements in the U.S., Canada, and other jurisdictions.

Investment returns vary. We believe that, by investing in a variety of asset classes and utilizing multiple investment management firms, we can create a portfolio that yields adequate returns with reduced volatility. Our qualified U.S. plans employ a liability matching strategy augmented with Treasury futures to materially hedge against interest rate risk. After we consulted with our actuary and investment advisors, we adopted the target allocations in the table that follows for our pension plans to produce the desired performance. These target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below target ranges or modify the allocations.

Our target asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	19%	21%	19%	20%
Fixed income investments	73%	74%	75%	72%
Short-term investments	1%	1%	1%	2%
Other investments	7%	4%	5%	6%
Total	100%	100%	100%	100%

Our asset allocations by asset category at September 30 were as follows:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Equity investments	21%	21%	22%	21%
Fixed income investments	71%	72%	72%	72%
Short-term investments	3%	2%	3%	2%
Other investments	5%	5%	3%	5%
Total	100%	100%	100%	100%

We manage our retirement plans in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder as well as applicable legislation in Canada and other foreign countries. Our investment policy objectives include maximizing long-term returns at acceptable risk levels, diversifying among asset classes, as applicable, and among investment managers, as well as establishing certain risk parameters within asset classes. We have allocated our investments within the equity and fixed income asset classes to sub-asset classes designed to meet these objectives. In addition, our other investments support multi-strategy objectives.

In developing our weighted average expected rate of return on plan assets, we consulted with our investment advisors and evaluated criteria based on historical returns by asset class and long-term return expectations by asset class. We expect to contribute approximately $25 million to our U.S. and non-U.S. pension plans in fiscal 2022. However, it is possible that our assumptions or legislation may change, actual market performance may vary or we may decide to contribute a different amount. Therefore, the amount we contribute may vary materially. The expense for MEPPs for collective bargaining employees generally equals the contributions for these plans, excluding estimated accruals for withdrawal liabilities or adjustments to those accruals.

The weighted average assumptions used to measure the benefit plan obligations at September 30, were:

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.99%	2.63%	3.01%	2.16%
Interest crediting rate	3.48%	N/A	3.47%	N/A
Rate of compensation increase	2.50%	2.65%	2.50%	2.68%

At September 30, 2021, the discount rate for the U.S. pension plans was determined based on the yield on a theoretical portfolio of high-grade corporate bonds, and the discount rate for the non-U.S. plans was determined based on a yield curve developed by our actuary. The theoretical portfolio of high-grade corporate bonds used to select the September 30, 2021 discount rate for the U.S. pension plans includes bonds generally rated Aa- or better with at least $100 million outstanding par value and bonds that are non-callable (unless the bonds possess a "make whole" feature). The theoretical portfolio of bonds has cash flows that generally match our expected benefit payments in future years.

Our assumption regarding the future rate of compensation increases is reviewed periodically and is based on both our internal planning projections and recent history of actual compensation increases.

We typically review our expected long-term rate of return on plan assets periodically through an asset allocation study with either our actuary or investment advisor. In fiscal 2022, our expected rate of return used to determine net periodic benefit cost is 5.75% for our U.S. plans and 3.81% for our non-U.S. plans. Our expected rates of return in fiscal 2022 are based on an analysis of our long-term expected rate of return and our current asset allocation.

In December 2019, the USW ratified a new master agreement that applies to substantially all of our U.S. facilities represented by the USW. The agreement has a four-year term and covers a number of specific items, including wages, medical coverage and certain other benefit programs, substance abuse testing, and safety. Individual facilities will continue to have local agreements for subjects not covered by the master agreement and those agreements will continue to have staggered terms. The master agreement permits us to apply its terms to USW employees who work at facilities we acquire during the term of the agreement, including most former MeadWestvaco Corporation, KapStone and other acquired facilities.

The following table shows the changes in benefit obligation, plan assets and funded status for the years ended September 30 (in millions):

	Pension Plans
	2021		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$5,264.5	$1,471.5	$5,048.9	$1,443.1
Service cost	42.5	8.6	44.2	8.4
Interest cost	154.6	32.7	165.0	33.6
Amendments	5.0	0.6	25.2	(0.2)
Actuarial loss (gain)	20.7	(66.1)	214.3	41.9
Plan participant contributions	—	1.9	—	2.0
Benefits paid	(248.2)	(78.0)	(233.1)	(72.0)
Curtailments	—	—	—	3.2
Settlements	—	(1.4)	—	(9.0)
Foreign currency rate changes	—	68.7	—	20.5
Benefit obligation at end of fiscal year	$5,239.1	$1,438.5	$5,264.5	$1,471.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$5,369.7	$1,418.0	$5,005.3	$1,400.9
Actual gain on plan assets	491.9	38.7	582.6	65.4
Employer contributions	13.6	9.6	14.9	7.6
Plan participant contributions	—	1.9	—	2.0
Benefits paid	(248.2)	(78.0)	(233.1)	(72.0)
Settlements	—	(1.4)	—	(9.0)
Foreign currency rate changes	—	66.9	—	23.1
Fair value of plan assets at end of fiscal year	$5,627.0	$1,455.7	$5,369.7	$1,418.0
Funded status	$387.9	$17.2	$105.2	$(53.5)

Amounts recognized in the Consolidated Balance Sheets:
Prepaid pension asset	$566.8	$107.5	$290.6	$78.1
Other current liabilities	(13.5)	(1.0)	(10.7)	(1.1)
Pension liabilities, net of current portion	(165.4)	(89.3)	(174.7)	(130.5)
Over (under) funded status at end of fiscal year	$387.9	$17.2	$105.2	$(53.5)

The actuarial loss (gain) in the change in benefit obligation for the U.S. Plans and Non-U.S. Plans are generally driven by a change in discount rates and to a lesser degree the rate of compensation change in the Non- US. Plans.

Certain U.S. plans have benefit obligations in excess of plan assets. These plans, which consist primarily of non-qualified plans, have aggregate projected benefit obligations of $219.3 million, aggregate accumulated benefit obligations of $219.3 million, and aggregate fair value of plan assets of $40.4 million at September 30, 2021. Our qualified U.S. plans were in a net overfunded position at September 30, 2021.

The accumulated benefit obligation of U.S. and non-U.S. pension plans was $6,627.1 million and $6,682.2 million at September 30, 2021 and 2020, respectively.

The pre-tax amounts in accumulated other comprehensive loss September 30 not yet recognized as components of net periodic pension cost, including noncontrolling interest, consist of (in millions):

	Pension Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$573.1	$125.9	$753.2	$188.6
Prior service cost	42.4	2.6	45.6	2.4
Total accumulated other comprehensive loss	$615.5	$128.5	$798.8	$191.0

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Pension Plans
	2021	2020	2019
Net actuarial (gain) loss arising during period	$(208.0)	$(26.2)	$312.0
Amortization and settlement recognition of net actuarial loss	(34.5)	(48.2)	(25.3)
Prior service cost arising during period	5.6	25.0	3.5
Amortization of prior service cost	(8.4)	(7.8)	(5.2)
Net other comprehensive (income) loss recognized	$(245.3)	$(57.2)	$285.0

The net periodic pension (income) cost recognized in the Consolidated Statements of Operations is comprised of the following for fiscal years ended (in millions):

	Pension Plans
	2021	2020	2019
Service cost	$51.1	$52.6	$42.8
Interest cost	187.3	198.6	232.6
Expected return on plan assets	(368.1)	(362.3)	(340.2)
Amortization of net actuarial loss	34.2	46.8	24.5
Amortization of prior service cost	8.4	7.5	5.2
Curtailment loss	—	0.4	1.0
Settlement loss (gain)	0.4	1.4	(0.2)
Company defined benefit plan income	(86.7)	(55.0)	(34.3)
Multiemployer and other plans	1.6	2.0	1.4
Net pension income	$(85.1)	$(53.0)	$(32.9)

The Multiemployer and other plans line in the table above excludes the estimated withdrawal liabilities recorded. See "Note 5. Retirement Plans — Multiemployer Plans" for additional information.

The Consolidated Statements of Operations line item "Pension and other postretirement non-service income" is equal to the non-service elements of our "Company defined benefit plan income" and our "Net postretirement cost" outlined in this note.

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Pension Plans
	2021		2020		2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	3.01%	2.16%	3.35%	2.42%	4.50%	3.42%
Interest crediting rate	3.47%	N/A	4.22%	N/A	4.15%	N/A
Rate of compensation increase	2.50%	2.68%	3.00%	2.65%	3.00%	2.67%
Expected long-term rate of return on plan assets	6.00%	3.73%	6.25%	4.26%	6.50%	4.69%

For our U.S. pension and postretirement plans, we considered the mortality tables and improvement scales published by the Society of Actuaries and evaluated our specific mortality experience to establish mortality assumptions. Based on our experience and in consultation with our actuaries, for fiscal 2021, 2020 and 2019 we utilized the base Pri-2012 mortality tables with specific gender and job classification increases applied for fiscal 2021 ranging from 6% to 13%, for fiscal 2020 ranging from 5% to 12% and for fiscal 2019 6% to 12%.

For our Canadian pension and postretirement plans, we utilized the 2014 Private Sector Canadian Pensioners Mortality Table adjusted to reflect industry and our mortality experience for fiscal 2021, 2020 and 2019. As of September 30, 2021, these adjustment factors were updated to reflect the most recent mortality experience.

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	U.S. Plans	Non-U.S. Plans
Fiscal 2022	$277.4	$76.1
Fiscal 2023	$279.1	$76.5
Fiscal 2024	$283.7	$76.0
Fiscal 2025	$291.2	$76.3
Fiscal 2026	$280.8	$75.7
Fiscal Years 2027 – 2031	$1,435.0	$378.4

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2021 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$275.1	$275.1	$—
Non-U.S. equities (1)	9.4	9.4	—
Fixed income securities:
U.S. government securities (2)	292.4	—	292.4
Non-U.S. government securities (3)	113.2	—	113.2
U.S. corporate bonds (3)	2,987.8	137.6	2,850.2
Non-U.S. corporate bonds (3)	511.1	—	511.1
Other fixed income (4)	435.5	—	435.5
Short-term investments (5)	195.5	195.5	—
Benefit plan assets measured in the fair value hierarchy	$4,820.0	$617.6	$4,202.4
Assets measured at NAV (6)	2,262.7
Total benefit plan assets	$7,082.7

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of September 30, 2020 (in millions):

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Equity securities:
U.S. equities (1)	$253.0	$253.0	$—
Non-U.S. equities (1)	4.0	4.0	—
Fixed income securities:
U.S. government securities (2)	331.7	—	331.7
Non-U.S. government securities (3)	103.1	—	103.1
U.S. corporate bonds (3)	2,875.3	124.9	2,750.4
Non-U.S. corporate bonds (3)	540.7	—	540.7
Other fixed income (4)	388.0	—	388.0
Short-term investments (5)	168.7	168.7	—
Benefit plan assets measured in the fair value hierarchy	$4,664.5	$550.6	$4,113.9
Assets measured at NAV (6)	2,123.2
Total benefit plan assets	$6,787.7

(1)	Equity securities are comprised of the following investment types: (i) common stock, (ii) preferred stock, and (iii) equity exchange traded funds. Level 1 investments in common and preferred stocks and exchange traded funds are valued using quoted market prices multiplied by the number of shares owned.

(2)	U.S. government securities include treasury and agency debt. These investments are valued using broker quotes in an active market.

(3)	The level 1 non-U.S. government securities investment is an exchange cleared swap valued using quoted market prices. The level 1 U.S. corporate bonds category is primarily comprised of U.S. dollar denominated investment grade securities and valued using quoted market prices. Level 2 investments are valued utilizing a market approach that includes various valuation techniques and sources such as value generation models, broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads, and/or other applicable reference data.

(4)	Other fixed income is comprised of municipal and asset-backed securities. Investments are valued utilizing a market approach that includes various valuation techniques and sources, such as broker quotes in active and non-active markets, benchmark yields and securities, reported trades, issuer spreads and/or other applicable reference data.

(5)	Short-term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in interest- bearing accounts.

(6)	Investments that are measured at net asset value ("NAV") (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The following table summarizes assets measured at fair value based on NAV per share as a practical expedient as of September 30, 2021 and 2020 (in millions):

	Fair value	Redemption Frequency	Redemption Notice Period	Unfunded Commitments
September 30, 2021
Hedge funds (1)	$38.9	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,498.2	Monthly	Up to 60 days	171.7
Fixed income and fixed income related instruments (3)	725.6	Monthly	Up to 10 days	—
	$2,262.7			$171.7
September 30, 2020
Hedge funds (1)	$39.2	Monthly	Up to 30 days	$—
Commingled funds, private equity, private real estate investments, and equity related investments (2)	1,416.9	Monthly	Up to 60 days	228.9
Fixed income and fixed income related instruments (3)	667.1	Monthly	Up to 10 days	—
	$2,123.2			$228.9

(1)	Hedge fund investments are primarily made through shares of limited partnerships or similar structures. Hedge funds are typically valued monthly by third-party administrators that have been appointed by the funds' general partners.

(2)	Commingled fund investments are valued at the NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

(3)	Fixed income and fixed income related instruments consist of commingled debt funds, which are valued at their NAV per share multiplied by the number of shares held. The determination of NAV for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques.

We maintain holdings in certain private equity partnerships and private real estate investments for which a liquid secondary market does not exist. The private equity partnerships are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparisons technique include earnings before interest, taxes, depreciation and amortization multiples in other comparable third-party transactions, price to earnings ratios, liquidity, current operating results, as well as input from general partners and other pertinent information. Private equity investments have been valued using NAV as a practical expedient.

Private real estate investments are commingled investments. Valuation techniques, such as discounted cash flow and market based comparable analyses, are used to determine fair value of the private equity investments. Unobservable inputs used for the discounted cash flow technique include projected future cash flows and the discount rate used to calculate present value. Unobservable inputs used for the market-based comparison technique include a combination of third-party appraisals, replacement cost, and comparable market prices. Private real estate investments have been valued using NAV as a practical expedient.

Equity-related investments are hedged equity investments in a commingled fund that consist primarily of equity indexed investments which are hedged by options and also hold collateral in the form of short-term treasury securities. Equity related investments have been valued using NAV as a practical expedient.

Postretirement Plans

The postretirement benefit plans provide certain health care and life insurance benefits for certain salaried and hourly employees who meet specified age and service requirements as defined by the plans.

The weighted average assumptions used to measure the benefit plan obligations at September 30 were:

	Postretirement plans
	2021		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	2.98%	6.45%	3.00%	4.84%

The following table shows the changes in benefit obligation, plan assets and funded status for the fiscal years ended September 30 (in millions):

	Postretirement plans
	2021		2022
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Change in projected benefit obligation:
Benefit obligation at beginning of fiscal year	$93.6	$62.5	$98.3	$75.7
Service cost	0.6	0.6	0.6	0.7
Interest cost	2.8	3.1	3.2	3.7
Amendments	—	—	(0.1)	2.0
Actuarial gain	(6.1)	(8.1)	(3.1)	(5.3)
Benefits paid	(4.5)	(2.8)	(5.3)	(2.9)
Foreign currency rate changes	—	3.0	—	(11.4)
Benefit obligation at end of fiscal year	$86.4	$58.3	$93.6	$62.5

Change in plan assets:
Fair value of plan assets at beginning of fiscal year	$—	$—	$—	$—
Employer contributions	4.5	2.8	5.3	2.9
Benefits paid	(4.5)	(2.8)	(5.3)	(2.9)
Fair value of plan assets at end of fiscal year	$—	$—	$—	$—
Underfunded Status	$(86.4)	$(58.3)	$(93.6)	$(62.5)

Amounts recognized in the Consolidated Balance Sheets:
Other current liabilities	$(8.2)	$(2.8)	$(8.0)	$(2.7)
Postretirement benefit liabilities, net of current portion	(78.2)	(55.5)	(85.6)	(59.8)
Underfunded status at end of fiscal year	$(86.4)	$(58.3)	$(93.6)	$(62.5)

The pre-tax amounts in accumulated other comprehensive loss at September 30 not yet recognized as components of net periodic postretirement cost, including noncontrolling interest, consist of (in millions):

	Postretirement Plans
	2021		2020
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Net actuarial (gain) loss	$(16.1)	$4.8	$(10.6)	$13.0
Prior service (credit) cost	(3.2)	1.1	(5.7)	1.2
Total accumulated other comprehensive (income) loss	$(19.3)	$5.9	$(16.3)	$14.2

The pre-tax amounts recognized in other comprehensive loss (income), including noncontrolling interest, are as follows at September 30 (in millions):

	Postretirement Plans
	2021	2020	2019
Net actuarial (gain) loss arising during period	$(14.2)	$(8.4)	$23.9
Amortization and settlement recognition of net actuarial gain (loss)	0.6	(0.1)	2.0
Prior service cost arising during period	—	1.9	0.4
Amortization or curtailment recognition of prior service credit	2.4	2.7	2.8
Net other comprehensive (income) loss recognized	$(11.2)	$(3.9)	$29.1

The net periodic postretirement cost recognized in the Consolidated Statements of Operations is comprised of the following for fiscal years ended (in millions):

	Postretirement Plans
	2021	2020	2019
Service cost	$1.2	$1.3	$1.2
Interest cost	5.9	6.9	7.7
Amortization of net actuarial (gain) loss	(0.6)	0.1	(2.0)
Amortization of prior service credit	(2.4)	(2.7)	(2.8)
Net postretirement cost	$4.1	$5.6	$4.1

The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation ("APBO") are as follows at September 30, 2021:

U.S. Plans
Health care cost trend rate assumed for next year	5.34%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.00%
Year the rate reaches the ultimate trend rate	2047

Non-U.S. Plans
Health care cost trend rate assumed for next year	6.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	6.00%
Year the rate reaches the ultimate trend rate	2021

Weighted-average assumptions used in the calculation of benefit plan expense for fiscal years ended:

	Postretirement Plans
	2021		2020		2019
	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans	U.S. Plans	Non-U.S. Plans
Discount rate	3.00%	4.84%	3.34%	5.64%	4.50%	6.61%
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

Our projected estimated benefit payments (unaudited), which reflect expected future service, as appropriate, are as follows (in millions):

	Postretirement Plans
	U.S. Plans	Non-U.S. Plans
Fiscal 2022	$8.2	$2.8
Fiscal 2023	$7.2	$2.9
Fiscal 2024	$6.8	$2.9
Fiscal 2025	$6.5	$3.0
Fiscal 2026	$6.2	$3.0
Fiscal Years 2027 – 2031	$27.2	$16.1

Multiemployer Plans

We participate in several MEPPs that provide retirement benefits to certain union employees in accordance with various CBAs. The risks of participating in MEPPs are different from the risks of participating in single- employer pension plans. These risks include (i) assets contributed to a MEPP by one employer are used to provide benefits to employees of all participating employers, (ii) if a participating employer withdraws from a MEPP, the unfunded obligations of the MEPP allocable to such withdrawing employer may be borne by the remaining participating employers, and (iii) if we withdraw from a MEPP, we may be required to pay that plan an amount based on our allocable share of the unfunded vested benefits of the plan, referred to as a withdrawal liability, as well as a share of the MEPP's accumulated funding deficiency.

Our contributions to a particular MEPP are established by the applicable CBAs; however, our required contributions may increase based on the funded status of a MEPP and legal requirements, such as those set forth in the Pension Act, which requires substantially underfunded MEPPs to implement a FIP or a RP to improve their funded status. Contributions to MEPPs are individually and in the aggregate not significant.

In the normal course of business, we evaluate our potential exposure to MEPPs, including with respect to potential withdrawal liabilities. In fiscal 2018, we submitted formal notification to withdraw from PIUMPF and Central States, and recorded estimated withdrawal liabilities for each. The PIUMPF estimated withdrawal liability assumed both a payment for withdrawal liability and for our proportionate share of PIUMPF's accumulated funding deficiency. The estimated withdrawal liability excludes the potential impact of a future mass withdrawal of other employers from PIUMPF, which was not considered probable or reasonably estimable and was discounted at a credit adjusted risk free rate. Subsequently, we continued to refine the estimate of the withdrawal liability, the impact of which was not significant. It is reasonably possible that we may incur withdrawal liabilities with respect to certain other MEPPs in connection with such withdrawals. Our estimate of any such withdrawal liability, both individually and in the aggregate, is not material for the remaining plans in which we participate.

In September 2019, we received a demand from PIUMPF asserting that we owe $170.3 million on an undiscounted basis (approximately $0.7 million per month for the next 20 years) with respect to our withdrawal liability. The initial demand did not address any assertion of liability for PIUMPF's accumulated funding deficiency. In October 2019, we received two additional demand letters from PIUMPF related to a subsidiary of ours asserting that we owe $2.3 million on an undiscounted basis to be paid over 20 years with respect to the subsidiary's withdrawal liability and $2.0 million for its accumulated funding deficiency. We received an updated demand letter decreasing the accumulated funding deficiency demand from $2.0 million to $1.3 million in April 2020. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. We dispute the PIUMPF accumulated funding deficiency demands. We began making monthly payments (approximately $0.7 million per month for 20 years) for these withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands.

In July 2021, PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency. We believe we are adequately reserved for this matter.

At September 30, 2021 and September 30, 2020, we had withdrawal liabilities recorded of $247.1 million and $252.0 million, respectively including liabilities associated with PIUMPF's accumulated funding deficiency demands.

With respect to certain other MEPPs, in the event we withdraw from one or more of the MEPPs in the future, it is reasonably possible that we may incur withdrawal liabilities in connection with such withdrawals. Our estimate of any such withdrawal liabilities, both individually and in the aggregate, are not material for the remaining plans in which we participate.

Approximately 56% of our employees are covered by CBAs in the U.S. and Canada, of which approximately 26% are covered by CBAs that expire within one year and another 16% are covered by CBAs that have expired.

Defined Contribution Plans

We have 401(k) and other defined contribution plans that cover certain of our U.S., Canadian and other non-U.S. salaried union and nonunion hourly employees, generally subject to an initial waiting period. The 401(k) and other defined contribution plans permit participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code, or the taxing authority in the jurisdiction in which they operate. Due primarily to acquisitions, CBAs and other non-U.S. defined contribution programs, we have plans with varied terms. At September 30, 2021, our contributions may be up to 7.5% for U.S. salaried and non-union hourly employees, consisting of a match of up to 5% and an automatic employer contribution of 2.5%. Certain other employees who receive accruals under a defined benefit pension plan, certain employees covered by CBAs and non-U.S. defined contribution programs receive generally up to a 3.0% to 4.0% contribution to their 401(k) plan or defined contribution plan. During fiscal 2021, 2020 and 2019, we recorded expense of $164.7 million, $150.1 million and $150.9 million, respectively, related to employer contributions to the 401(k) plans and other defined contribution plans, including the automatic employer contribution. In connection with the WestRock Pandemic Action Plan, we began funding our matching contributions to the WestRock Company 401(k) Retirement Savings Plan in Common Stock effective July 1, 2020 and ending September 30, 2021 (final period funded in October 2021).

Supplemental Retirement Plans

We have Supplemental Plans that are nonqualified deferred compensation plans. We intend to provide participants with an opportunity to supplement their retirement income through deferral of current compensation. Amounts deferred and payable under the Supplemental Plans are our unsecured obligations and rank equally with our other unsecured and unsubordinated indebtedness outstanding. Participants' accounts are credited with investment gains and losses under the Supplemental Plans in accordance with the participant's investment election or elections (or default election or elections) as in effect from time to time. At September 30, 2021, the Supplemental Plans had assets totaling $191.0 million that are recorded at market value, and liabilities of $171.0 million. The investment alternatives available under the Supplemental Plans are generally similar to investment alternatives available under 401(k) plans. The amount of expense we recorded for the current fiscal year and the preceding two fiscal years was not significant.

Note 6. Income Taxes

The components of income (loss) before income taxes are as follows (in millions):

	Year Ended September 30,
	2021	2020	2019
United States	$822.4	$(440.7)	$891.6
Foreign	263.5	(81.9)	253.1
Income (loss) before income taxes	$1,085.9	$(522.6)	$1,144.7

Impacts of the Tax Act

On December 22, 2017, the U.S. enacted comprehensive tax legislation, commonly referred to as the Tax Act. The Tax Act contained significant changes to corporate taxation, including (i) the reduction of the corporate income tax rate to 21%, (ii) the acceleration of expensing for certain business assets, (iii) the one-time transition tax related to the transition of U.S. international tax from a worldwide tax system to a territorial tax system, (iv) the repeal of the domestic production deduction, (v) additional limitations on the deductibility of interest expense, and (vi) expanded limitations on executive compensation. In conjunction with guidance set forth under SAB 118 pertaining to the Tax Act, we recorded provisional amounts both for the impact of remeasurement on our U.S. net deferred tax liabilities to the new U.S. statutory rate of 21% and for the mandatory transition tax on unrepatriated foreign earnings during fiscal 2018. During the first quarter of fiscal 2019, we completed the accounting for the income tax effect related to the Tax Act and made the following adjustments to the provisional amounts: (i) a $0.4 million tax expense from the true up and revaluation of deferred tax assets and liabilities to reflect the new tax rate and (ii) an additional $3.7 million tax expense, as a result of the refinement to the transition tax provisional liability. We have reclassified the transition tax liability for financial statement purposes to a reserve for uncertain tax position due to uncertainty in the realizability of certain foreign earnings and profits deficits. During the third quarter of fiscal 2020, we reduced our transition tax reserve by $16.4 million based on adjustments to expected post-1986 deferred foreign income as of the transition tax date.

Beginning in fiscal 2019, we were subject to several provisions of the Tax Act, including computations under Global Intangible Low Taxed Income ("GILTI"), Foreign Derived Intangible Income ("FDII"), Base Erosion and Anti- Abuse Tax ("BEAT"), and IRC Section 163(j) interest limitation ("Interest Limitation") rules. We recorded the immaterial tax impact of FDII in our effective tax rate for fiscal 2020. For the BEAT computation, we did not record any amount in our effective tax rate for fiscal 2020 because this provision of the Tax Act did not impact tax expense for the fiscal year.

As part of the enacted Tax Act, GILTI provisions were introduced that would impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. In January 2018, the FASB issued a question-and-answer document, stating that either accounting for deferred taxes related to GILTI inclusions or treating any taxes on GILTI inclusions as period costs are both acceptable methods subject to an accounting policy election. The GILTI provisions did not take effect for WestRock until fiscal 2019, and the Company has elected to treat any potential GILTI inclusions as a period cost during the year incurred.

Income tax expense consists of the following components (in millions):

	Year Ended September 30,
	2021	2020	2019
Current income taxes:
Federal	$171.2	$31.6	$134.7
State	27.2	23.5	34.9
Foreign	78.4	66.8	69.5
Total current expense	276.8	121.9	239.1
Deferred income taxes:
Federal	(39.0)	42.4	44.1
State	(10.2)	6.2	6.1
Foreign	15.8	(7.0)	(12.5)
Total deferred (benefit) expense	(33.4)	41.6	37.7
Total income tax expense	$243.4	$163.5	$276.8

During fiscal 2021, 2020 and 2019, cash paid for income taxes, net of refunds, were $271.9 million, $147.2 million and $226.1 million, respectively.

The differences between the statutory federal income tax rate and our effective income tax rate are as follows:

	Year Ended September 30,
	2021	2020 (1)	2019
Statutory federal tax rate	21.0%	21.0%	21.0%
Foreign rate differential	0.9	(1.1)	1.3
Adjustment and resolution of federal, state and foreign tax uncertainties	0.1	2.7	1.2
State taxes, net of federal benefit	2.0	(0.3)	2.9
Excess tax benefit related to stock compensation	0.2	(0.5)	(0.3)
Research and development and other tax credits, net of reserves	(0.5)	3.7	(0.7)
Income attributable to noncontrolling interest	0.1	0.1	(0.1)
Change in valuation allowance	2.8	(4.1)	0.2
Nondeductible transaction costs	—	—	1.0
Goodwill impairment	—	(51.2)	—
Nontaxable increased cash surrender value	(1.1)	1.3	(0.6)
Withholding taxes	0.2	(0.7)	0.6
FDII	(1.2)	1.3	(0.5)
Deferred rate change	(1.0)	(1.8)	(0.4)
Brazilian net worth deduction	(0.7)	1.7	(0.9)
Other, net	(0.4)	(3.4)	(0.5)
Effective tax rate	22.4%	(31.3)%	24.2%

(1)	The negative tax rate for fiscal year 2020 is the result of applying total income tax expense to the loss before income taxes. The signs within the table are consequently the opposite compared to fiscal 2021 and 2019.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities consist of the following (in millions):

	September 30,
	2021	2020
Deferred income tax assets:
Accruals and allowances	$6.7	$5.3
Employee related accruals and allowances	119.0	121.3
Pension	—	60.5
State net operating loss carryforwards, net of federal benefit	57.5	67.0
State credit carryforwards, net of federal benefit	84.9	79.4
Federal and foreign net operating loss carryforwards	193.6	188.3
Restricted stock and options	30.2	33.7
Lease liabilities	177.1	179.1
Other	42.1	52.8
Total	711.1	787.4
Deferred income tax liabilities:
Property, plant and equipment	1,805.2	1,885.5
Deductible intangibles and goodwill	796.6	841.5
Inventory reserves	243.5	216.2
Deferred gain	272.8	272.2
Basis difference in joint ventures	32.9	33.8
Pension	36.3	—
Right-of-use assets	164.9	163.8
Total	3,352.2	3,413.0
Valuation allowances	277.5	257.5
Net deferred income tax liability	$2,918.6	$2,883.1

Deferred taxes are recorded as follows in the Consolidated Balance Sheets (in millions):

	September 30,
	2021	2020
Long-term deferred tax asset (1)	$25.8	$33.8
Long-term deferred tax liability	2,944.4	2,916.9
Net deferred income tax liability	$2,918.6	$2,883.1

(1)	The long-term deferred tax asset is presented in Other assets on the Consolidated Balance Sheets.

At September 30, 2021 and September 30, 2020, we had gross U.S. federal net operating losses of approximately $2.7 million and $2.6 million, respectively. These loss carryforwards generally expire between fiscal 2031 and 2038.

At September 30, 2021 and September 30, 2020, we had gross state and local net operating losses, of approximately $1,190 million and $1,461 million, respectively. These loss carryforwards generally expire between fiscal 2022 and 2040. The tax effected values of these net operating losses are $57.5 million and $67.0 million at September 30, 2021 and 2020, respectively, exclusive of valuation allowances of $20.4 million and $12.7 million at September 30, 2021 and 2020, respectively.

At September 30, 2021 and September 30, 2020, gross net operating losses for foreign reporting purposes of approximately $779.1 million and $765.1 million, respectively, were available for carryforward. A majority of these loss carryforwards generally expire between fiscal 2022 and 2040, while a portion have an indefinite carryforward. The tax effected values of these net operating losses are $193.0 million and $187.7 million at September 30, 2021 and 2020, respectively, exclusive of valuation allowances of $177.6 million and $165.9 million at September 30, 2021 and 2020, respectively.

At September 30, 2021 and 2020, we had state tax credit carryforwards of $84.9 million and $79.4 million, respectively. These state tax credit carryforwards generally expire within 5 to 10 years; however, certain state credits can be carried forward indefinitely. Valuation allowances of $76.3 million and $71.9 million at September 30, 2021 and 2020, respectively, have been provided on these assets. These valuation allowances have been recorded due to uncertainty regarding our ability to generate sufficient taxable income in the appropriate taxing jurisdiction.

The following table represents a summary of the valuation allowances against deferred tax assets for fiscal 2021, 2020 and 2019 (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$257.5	$218.0	$229.4
Increases	22.2	46.2	25.4
Allowances related to acquisition accounting (1)			0.8
Reductions	(2.2)	(6.7)	(37.6)
Balance at end of fiscal year	$277.5	$257.5	$218.0

(1)	Amounts in fiscal 2019 relate to the KapStone Acquisition.

Consistent with prior years, we consider a portion of our earnings from certain foreign subsidiaries as subject to repatriation and we provide for taxes accordingly. However, we consider the unremitted earnings and all other outside basis differences from all other foreign subsidiaries to be indefinitely reinvested. Accordingly, we have not provided for any taxes that would be due.

As of September 30, 2021, we estimate our outside basis difference in foreign subsidiaries that are considered indefinitely reinvested to be approximately $1.4 billion. The components of the outside basis difference are comprised of acquisition accounting adjustments, undistributed earnings, and equity components. In the event of a distribution in the form of dividends or dispositions of the subsidiaries, we may be subject to incremental U.S. income taxes, subject to an adjustment for foreign tax credits, and withholding taxes or income taxes payable to the foreign jurisdictions. As of September 30, 2021, the determination of the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings not subject to the Transition Tax and additional outside basis differences is not practicable.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in millions):

	2021	2020	2019
Balance at beginning of fiscal year	$206.7	$224.3	$127.1
Additions related to purchase accounting(1)			1.0
Additions for tax positions taken in current year(2)	2.7	5.0	103.8
Additions for tax positions taken in prior fiscal years	10.8	11.7	1.8
Reductions for tax positions taken in prior fiscal years(2)		(16.7)	(0.5)
Reductions due to settlement (3)			(4.0)
Additions (reductions) for currency translation adjustments	1.5	(8.8)	(1.7)
Reductions as a result of a lapse of the applicable statute of limitations	(22.2)	(8.8)	(3.2)
Balance at end offiscal year	$199.5	$206.7	$224.3

(1)	Amounts in fiscal 2019 relate to the KapStone Acquisition.
(2)	Additions for tax positions taken in fiscal 2019 and reductions taken in fiscal 2020 include primarily positions taken related to foreign subsidiaries.
(3)	Amounts in fiscal 2019 relate to the settlements of state and foreign audit examinations.

As of September 30, 2021 and 2020, the total amount of unrecognized tax benefits was approximately $199.5 million and $206.7 million, respectively, exclusive of interest and penalties. Of these balances, as of September 30, 2021 and 2020, if we were to prevail on all unrecognized tax benefits recorded, approximately $188.7 million and $189.5 million, respectively, would benefit the effective tax rate. We regularly evaluate, assess and adjust the related liabilities in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Resolution of the uncertain tax positions could have a material adverse effect on our cash flows or materially benefit our results of operations in future periods depending upon their ultimate resolution. See "Note 17. Commitments and Contingencies — Brazil Tax Liability".

As of September 30, 2021 and 2020, we had liabilities of $79.7 million and $72.4 million, respectively, related to estimated interest and penalties for unrecognized tax benefits. Our results of operations for the fiscal year ended September 30, 2021, 2020 and 2019 include expense of $4.4 million, $6.6 million and $9.7 million, respectively, net of indirect benefits, related to estimated interest and penalties with respect to the liability for unrecognized tax benefits. As of September 30, 2021, it is reasonably possible that our unrecognized tax benefits will decrease by up to $31.5 million in the next twelve months due to expiration of various statutes of limitations and settlement of issues.

We file federal, state and local income tax returns in the U.S. and various foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to fiscal 2017 and state and local income tax examinations by tax authorities for years prior to fiscal 2010. We are no longer subject to non-U.S. income tax examinations by tax authorities for years prior to fiscal 2009, except for Brazil for which we are not subject to tax examinations for years prior to 2006. While we believe our tax positions are appropriate, they are subject to audit or other modifications and there can be no assurance that any modifications will not materially and adversely affect our results of operations, financial condition or cash flows.

Note 7. Segment Information

We report our financial results of operations in the following two reportable segments: Corrugated Packaging, which consists of our containerboard mills, corrugated packaging and distribution operations, as well as our merchandising displays and recycling procurement operations; and Consumer Packaging, which consists of our consumer mills, food and beverage and partition operations. Prior to the completion of our monetization program in fiscal 2020, we had a third reportable segment, Land and Development, which previously sold real estate, primarily in the Charleston, SC region. Certain income and expenses are not allocated to our segments and, thus, the information that management uses to make operating decisions and assess performance does not reflect such amounts. Items not allocated are reported as non-allocated expenses or in other line items in the selected operating data table below after segment income.

In the first quarter of fiscal 2022, we expect to realign our segments and will disclose three reportable segments: Packaging, which will consist of our converting operations and associated integrated profit from our mill system; Paper, which will consist of third-party paper sales and associated profit from our mill system; and Distribution, which will consist of our distribution business combined with our merchandising display assembly operations.

Some of our operations included in the segments are located in locations such as Canada, Mexico, South America, Europe, Asia and Australia. The table below reflects financial data of our foreign operations for each of the past three fiscal years, some of which were transacted in U.S. dollars (in millions, except percentages):

	Years Ended September 30,
	2021	2020	2019
Foreign net sales to unaffiliated customers	$3,466.9	$3,105.6	$3,332.4
Foreign segment income	$397.6	$298.2	$392.3
Foreign long-lived assets	$1,501.3	$1,390.6	$1,466.4

Foreign operations as a percent of consolidated operations:
Foreign net sales to unaffiliated customers	18.5%	17.7%	18.2%
Foreign segment income	25.3%	21.9%	21.9%
Foreign long-lived assets	14.2%	12.9%	13.1%

We evaluate performance and allocate resources based, in part, on profit from operations before income taxes, interest and other items. The accounting policies of the reportable segments are the same as those described in "Note 1. Description of Business and Summary of Significant Accounting Policies". We account for intersegment sales at prices that approximate market prices. For segment reporting purposes, we include our equity in income of unconsolidated entities in segment income, as well the related investments in segment identifiable assets. Equity in income of unconsolidated entities is not material and we disclose our investments in unconsolidated entities below.

The following table shows selected operating data for our segments (in millions):

	Years Ended September 30,
	2021	2020	2019
Net sales (aggregate):
Corrugated Packaging	$12,343.7	$11,419.2	$11,816.7
Consumer Packaging	6,702.7	6,333.0	6,606.0
Land and Development	—	18.9	23.4
Total	$19,046.4	$17,771.1	$18,446.1
Less net sales (intersegment):
Corrugated Packaging	$87.2	$71.0	$75.3
Consumer Packaging	213.1	121.3	81.8
Total	$300.3	$192.3	$157.1
Net sales (unaffiliated customers):
Corrugated Packaging	$12,256.5	$11,348.2	$11,741.4
Consumer Packaging	6,489.6	6,211.7	6,524.2
Land and Development	—	18.9	23.4
Total	$18,746.1	$17,578.8	$18,289.0
Segment income:
Corrugated Packaging	$1,116.8	$1,037.7	$1,399.6
Consumer Packaging	457.3	323.7	388.1
Land and Development	—	1.4	2.5
Segment income	1,574.1	1,362.8	1,790.2
Gain on sale of certain closed facilities	0.9	15.6	52.6
Multiemployer pension withdrawal income	2.9	1.1	6.3
Land and Development impairments	—	—	(13.0)
Restructuring and other costs	(31.5)	(112.7)	(173.7)
Goodwill impairment	—	(1,333.2)	—
Non-allocated expenses	(89.4)	(70.7)	(83.7)
Interest expense, net	(372.3)	(393.5)	(431.3)
Loss on extinguishment of debt	(9.7)	(1.5)	(5.1)
Other income, net	10.9	9.5	2.4
Income (loss) before income taxes	$1,085.9	$(522.6)	$1,144.7

	Years Ended September 30,
	2021	2020	2019
Depreciation and amortization:
Corrugated Packaging	$926.6	$951.4	$950.6
Consumer Packaging	527.8	529.5	552.1
Corporate	5.6	6.1	8.5
Total	$1,460.0	$1,487.0	$1,511.2

In October 2018, our containerboard and pulp mill located in Panama City, FL sustained extensive damage from Hurricane Michael. In fiscal 2019, we received $180.0 million of Hurricane Michael-related insurance proceeds that were recorded as a reduction of cost of goods sold in our Corrugated Packaging segment. The insurance proceeds consisted of $55.3 million for business interruption recoveries and $124.7 million for direct costs and property damage. Our Consolidated Statements of Cash Flows in fiscal 2019 included $154.5 million in net cash provided by operating activities and $25.5 million in net cash used for investing activities. In fiscal 2020, we received the remaining Hurricane Michael-related insurance proceeds of $32.3 million, that were recorded as a reduction of cost of goods sold in our Corrugated Packaging segment. The insurance proceeds consisted of $11.7 million of business interruption recoveries and $20.6 million for direct costs and property damage. Our Consolidated Statements of Cash Flows for fiscal 2020 included $30.9 million in net cash provided by operating activities and $1.4 million of cash proceeds included in net cash used for investing activities related to Hurricane Michael. In addition, we had other minor amounts for various claims that were recorded as a reduction of cost of goods sold across our segments.

Corrugated Packaging segment income in fiscal 2019 was reduced by $24.7 million of expense for inventory stepped-up in purchase accounting, net of related LIFO impact.

The following table shows selected operating data for our segments (in millions):

Years Ended September 30,

	2021	2020	2019
Identifiable assets:
Corrugated Packaging	$16,691.0	$16,507.0	$16,681.1
Consumer Packaging	9,553.3	9,584.9	11,038.7
Land and Development	—	—	28.3
Assets held for sale	10.9	7.0	25.8
Corporate	2,999.1	2,680.8	2,382.8
Total	$29,254.3	$28,779.7	$30,156.7

Goodwill:
Corrugated Packaging	$3,663.3	$3,673.5	$3,695.0
Consumer Packaging	2,295.9	2,288.7	3,590.6
Total	$5,959.2	$5,962.2	$7,285.6

Intangibles, net:
Corrugated Packaging	$1,240.9	$1,423.0	$1,655.1
Consumer Packaging	2,077.9	2,244.2	2,404.4
Total	$3,318.8	$3,667.2	$4,059.5

Capital expenditures:
Corrugated Packaging	$500.7	$731.1	$961.4
Consumer Packaging	284.1	217.1	365.9
Corporate	30.7	29.9	41.8
Total	$815.5	$978.1	$1,369.1

Equity method investments:
Corrugated Packaging	$434.4	$414.3	$457.1
Consumer Packaging	18.5	14.9	11.6
Corporate	0.4	0.4	0.4
Total	$453.3	$429.6	$469.1

The Corrugated Packaging segment's equity method investments primarily relate to the Grupo Gondi investment. Equity method investments are included in the Consolidated Balance Sheets in Other assets. The investment in Grupo Gondi that in fiscal 2021 and 2020 exceeds our proportionate share of the underlying equity in net assets by approximately $105.7 million and $101.7 million, respectively. Approximately $40.2 million and $41.9 million remains amortizable to expense in Equity in income of unconsolidated entities over the estimated life of the underlying assets ranging from 10 to 15 years beginning with our investment in fiscal 2016. The Gondi investment is denominated in Mexican Pesos.

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2021, 2020 and 2019 are as follows (in millions):

	Corrugated Packaging	Consumer Packaging	Total
Balance as of October 1, 2018
Goodwill	$1,966.8	$3,653.6	$5,620.4
Accumulated impairment losses	(0.1)	(42.7)	(42.8)
	1,966.7	3,610.9	5,577.6
Goodwill acquired	1,746.4	3.8	1,750.2
Purchase price allocation adjustments	0.9	(1.4)	(0.5)
Translation and other adjustments	(19.0)	(22.7)	(41.7)
Balance as of September 30, 2019
Goodwill	3,695.1	3,633.3	7,328.4
Accumulated impairment losses	(0.1)	(42.7)	(42.8)
	3,695.0	3,590.6	7,285.6
Goodwill impairment	—	(1,333.2)	(1,333.2)
Goodwill disposed of	—	(0.3)	(0.3)
Purchase price allocation adjustments	14.3	(0.6)	13.7
Translation adjustments	(35.8)	32.2	(3.6)
Balance as of September 30, 2020
Goodwill	3,673.6	3,664.6	7,338.2
Accumulated impairment losses	(0.1)	(1,375.9)	(1,376.0)
	3,673.5	2,288.7	5,962.2
Goodwill disposed of	(16.4)	—	(16.4)
Translation adjustments	6.2	7.2	13.4
Balance as of September 30, 2021
Goodwill	3,663.4	3,671.8	7,335.2
Accumulated impairment losses	(0.1)	(1,375.9)	(1,376.0)
	$3,663.3	$2,295.9	$5,959.2

During the fourth quarter of fiscal 2020, we recorded a $1,333.2 million pre-tax non-cash goodwill impairment of our Consumer Packaging reporting unit. The impairment was driven by the expected lower volumes and cash flows related to certain external SBS end markets, including commercial print, tobacco and plate and cup stock markets. We had experienced significant declines in demand for those products that we believed were more systemic and our view of related growth and earnings opportunities had been diminished.

During the fourth quarter of fiscal 2021, we completed our annual goodwill impairment testing. Each of our reporting units had fair values that exceeded their respective carrying values by more than 20% each. See "Note 1. Description of Business and Summary of Significant Accounting Policies — Goodwill and Long-Lived Assets" for a discussion of our fiscal 2021 impairment test.

The goodwill acquired in fiscal 2019 primarily related to the KapStone Acquisition in the Corrugated Packaging segment.

Note 8. Interest

The components of interest expense, net is as follows (in millions):

	Years Ended September 30,
	2021	2020	2019
Interest expense	$(418.9)	$(465.5)	$(489.4)
Interest income	46.6	72.0	58.1
Interest expense, net	$(372.3)	$(393.5)	$(431.3)

Cash paid for interest, net of amounts capitalized, of $384.7 million, $423.4 million and $443.9 million were made during fiscal 2021, 2020 and 2019, respectively.

During fiscal 2021, 2020 and 2019, we capitalized interest of $14.0 million, $24.6 million and $23.8 million, respectively.

Note 9. Inventories

Inventories are as follows (in millions):

	September 30,
	2021	2020
Finished goods and work in process	$972.7	$844.2
Raw materials	888.1	772.7
Supplies and spare parts	536.4	500.3
Inventories at FIFO cost	2,397.2	2,117.2
LIFO reserve	(223.9)	(93.8)
Net inventories	$2,173.3	$2,023.4

It is impracticable to segregate the LIFO reserve between raw materials, finished goods and work in process. In fiscal 2021, 2020 and 2019, we reduced inventory quantities in some of our LIFO pools. These reductions result in liquidations of LIFO inventory quantities generally carried at lower costs prevailing in prior years as compared with the cost of the purchases in the respective fiscal years, the effect of which typically decreases cost of goods sold. Alternatively, higher costs prevailing in prior years increases costs of goods sold. The impact of the liquidations in fiscal 2021, 2020 and 2019 was not significant.

In fiscal 2021, we experienced higher inventory costs primarily due to inflation, the effect of which increased cost of goods sold and our LIFO reserve by $130.1 million.

Note 10. Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

	September 30,
	2021	2020
Property, plant and equipment at cost:
Land and buildings	$2,626.0	$2,524.7
Machinery and equipment	15,853.1	15,147.3
Forestlands and mineral rights	120.0	110.8
Transportation equipment	26.1	w29.1
Leasehold improvements	93.9	103.6
	18,719.1	17,915.5
Less: accumulated depreciation, depletion and amortization	(8,149.0)	(7,136.6)
Property, plant and equipment, net	$10,570.1	$10,778.9

Depreciation expense for fiscal 2021, 2020 and 2019 was $1,069.7 million, $1,054.9 million and $1,074.6 million, respectively. Non-cash additions to property, plant and equipment at September 30, 2021, 2020 and 2019 were $108.5 million, $85.0 million and $219.9 million, respectively.

Note 11. Other Intangible Assets

The gross carrying amount and accumulated amortization relating to intangible assets, excluding goodwill, are as follows (in millions, except weighted avg. life):

		September 30,
		2021		2020
	Weighted Avg. Life (in years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer relationships	15.6	$5,429.3	$(2,190.6)	$5,418.1	$(1,841.2)
Trademarks and tradenames	22.0	130.8	(71.3)	130.5	(65.7)
Favorable contracts		44.0	(44.0)	44.0	(41.6)
Technology and patents	11.6	37.7	(23.6)	37.5	(21.6)
License costs	10.7	26.5	(25.4)	26.5	(22.8)
Non-compete agreements	2.0	5.2	(3.5)	3.4	(3.3)
Other	29.5	4.0	(0.3)	3.7	(0.3)
Total	15.6	$5,677.5	$(2,358.7)	$5,663.7	$(1,996.5)

Estimated intangible asset amortization expense for the succeeding five fiscal years is as follows (in millions):

Fiscal 2022	$352.4
Fiscal 2023	$345.8
Fiscal 2024	$324.5
Fiscal 2025	$309.9
Fiscal 2026	$302.4

Intangible amortization expense was $360.6 million, $405.4 million and $408.0 million during fiscal 2021, 2020 and 2019, respectively. We had other intangible amortization expense, primarily for packaging equipment leased to customers of $29.7 million, $26.7 million and $28.6 million during fiscal 2021, 2020 and 2019, respectively.

Note 12. Fair Value

Assets and Liabilities Measured or Disclosed at Fair Value

We estimate fair values in accordance with ASC 820 “Fair Value Measurement”. ASC 820 provides a framework for measuring fair value and expands disclosures required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and a hierarchy prioritizing the inputs to valuation techniques. ASC 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Additionally, ASC 820 defines levels within the hierarchy based on the availability of quoted prices for identical items in active markets, similar items in active or inactive markets and valuation techniques using observable and unobservable inputs. We incorporate credit valuation adjustments to reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in our fair value measurements.

We disclose the fair value of our long-term debt in “Note 13. Debt” and the fair value of our pension and postretirement assets and liabilities in “Note 5. Retirement Plans”. We have, or from time to time may have, financial instruments recognized at fair value including Supplemental Plans, interest rate derivatives, commodity derivatives or other similar classes of assets or liabilities, the fair value of which are not significant. See “Note 1 — Description of Business and Summary of Significant Accounting Policies — Fair Value of Financial Instruments and Nonfinancial Assets and Liabilities” for additional information.

Fiscal 2021 reflects a charge of $22.5 million associated with not exercising an option to purchase an additional equity interest in Grupo Gondi that was recorded in Other income, net in the second quarter of fiscal 2021.

Financial Instruments Not Recognized at Fair Value

Financial instruments not recognized at fair value on a recurring or nonrecurring basis include cash and cash equivalents, accounts receivable, certain other current assets, short-term debt, accounts payable, certain other current liabilities and long-term debt. With the exception of long-term debt, the carrying amounts of these financial instruments approximate their fair values due to their short maturities.

Accounts Receivable Sales Agreements

We are a party to an accounts receivable sales agreement to sell to a third-party financial institution all of the short-term receivables generated from certain customer trade accounts (the “A/R Sales Agreement”). On September 17, 2020, we amended the then existing agreement and increased the purchase limit to $700.0 million. The terms of the A/R Sales Agreement limit the balance of receivables sold to the amount available to fund such receivables sold, thereby eliminating the receivable for proceeds from the financial institution at any transfer date. On August 31, 2021, we further amended the A/R Sales Agreement to extend the maturity date to September 16, 2022. Transfers under the A/R Sales Agreement meet the requirements to be accounted for as sales in accordance with guidance in ASC 860, “Transfers and Servicing”. We also have a similar facility that we entered into on December 4, 2020, that has a $88.5 million purchase limit, is uncommitted and has a one year term. The customers from these facilities are not included in the Receivables Securitization Facility that is discussed in “Note 13. Debt”.

The following table represents a summary of these accounts receivable sales agreements for fiscal 2021 and 2020 (in millions):

	2021	2020
Receivable from financial institutions at beginning of fiscal year	$—	$—
Receivables sold to the financial institutions and derecognized	(2,732.2)	(2,446.2)
Receivables collected by financial institutions	2,655.6	2,449.4
Cash proceeds from (payments to) financial institutions	76.6	(3.2)
Receivable from financial institutions at September 30,	$—	$—

Receivables sold under these accounts receivable sales agreements as of the respective balance sheet dates were approximately $665.9 million and $589.4 million as of September 30, 2021 and September 30, 2020, respectively.

Cash proceeds related to the receivables sold are included in cash from operating activities in the Consolidated Statements of Cash Flows in the accounts receivable line item. While the expense recorded in connection with the sale of receivables may vary based on current rates and levels of receivables sold, the expense recorded in connection with the sale of receivables was $11.1 million, $12.7 million and $17.3 million in fiscal 2021, 2020 and 2019, respectively, and is recorded in Other income, net in the Consolidated Statements of Operations. Although the sales are made without recourse, we maintain continuing involvement with the sold receivables as we provide collections services related to the transferred assets. The associated servicing liability is not material given the high quality of the customers underlying the receivables and the anticipated short collection period.

Fair Value of Nonfinancial Assets and Nonfinancial Liabilities

As discussed in “ Note 1. Description of Business and Summary of Significant Accounting Policies “, we measure certain nonfinancial assets and nonfinancial liabilities at fair value on a nonrecurring basis. See “Note 7. Segment Information” for a discussion of a $1,333.2 million pre-tax non-cash goodwill impairment of our Consumer Packaging reporting unit recorded in fiscal 2020. See “Note 4. Restructuring and Other Costs” for impairments associated with restructuring activities including the impairment of a paper machine at our Evadale, TX mill included in the Consumer Packaging segment in fiscal 2020, the impairment of a paper machine at our Charleston, SC mill included in the Corrugated Packaging segment in fiscal 2019 and other such similar items presented as “net property, plant and equipment costs”. During fiscal 2021, 2020 and 2019, we did not have any significant non-goodwill or non-restructuring nonfinancial assets or nonfinancial liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition other than the $13.0 million pre-tax non-cash impairment of certain mineral rights in fiscal 2019 following the termination of a third-party leasing relationship.

Note 13. Debt

The public bonds issued by WRKCo, RKT and MWV are guaranteed by WestRock and have cross-guarantees between the three companies. The industrial development bonds associated with the finance lease obligations of MWV are guaranteed by the Company or its subsidiaries. The public bonds are unsecured, unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations. The bonds are effectively subordinated to any of our existing and future secured debt to the extent of the value of the assets securing such debt. At September 30, 2021, all of our debt was unsecured with the exception of our Receivables Securitization Facility (as defined below) and finance lease obligations.

The following were individual components of debt (in millions, except percentages):

	September 30, 2021		September 30, 2020
	Carrying Value	Weighted Avg Interest Rate	Carrying Value	Weighted Avg Interest Rate
Public bonds due fiscal 2022	$—	N/A	$399.3	5.0%
Public bonds due fiscal 2023 to 2028	3,778.2	4.0%	3,773.6	4.0%
Public bonds due fiscal 2029 to 2033	2,766.5	4.5%	2,778.9	4.5%
Public bonds due fiscal 2037 to 2047	178.2	6.2%	178.6	6.2%
Term loan facilities	598.9	3.0%	1,547.6	1.9%
Revolving credit and swing facilities	270.0	1.1%	250.0	1.1%
Finance lease obligations	264.1	4.1%	274.8	4.0%
Vendor financing and commercial card programs	113.1	N/A	89.8	N/A
International and other debt	225.1	4.8%	138.0	3.1%
Total debt	8,194.1	4.0%	9,430.6	3.8%
Less: current portion of debt	168.8		222.9
Long-term debt due after one year	$8,025.3		$9,207.7

On September 10, 2021, we redeemed $400 million aggregate principal amount of our 4.900% senior notes due March 2022 using cash and cash equivalents and recorded a $8.6 million loss on extinguishment of debt.

A portion of the debt classified as long-term may be paid down earlier than scheduled at our discretion without penalty. Certain customary restrictive covenants govern our maximum availability under our credit facilities. We test and report our compliance with these covenants as required and were in compliance with all of our covenants at September 30, 2021. The carrying value of our debt includes the fair value step-up of debt acquired in mergers and acquisitions, and the weighted average interest rate includes the fair value step up. At September 30, 2021, excluding the step-up, the weighted average interest rate on total debt was 4.2%. At September 30, 2021, the unamortized fair market value step-up was $192.4 million, which will be amortized over a weighted average remaining life of 10.6 years. At September 30, 2021, we had $63.2 million of outstanding letters of credit not drawn upon. At September 30, 2021, we had approximately $3.7 billion of availability under long-term committed credit facilities and cash and cash equivalents. This liquidity may be used to provide for ongoing working capital needs and for other general corporate purposes including acquisitions, dividends and stock repurchases. The estimated fair value of our debt was approximately $9.0 billion and $10.4 billion as of September 30, 2021 and September 30, 2020, respectively. The fair value of our long-term debt is categorized as level 2 within the fair value hierarchy and is primarily either based on quoted prices for those or similar instruments, or approximate their carrying amount, as the variable interest rates reprice frequently at observable current market rates. During fiscal 2021, 2020 and 2019, amortization of debt issuance costs charged to interest expense were $8.3 million, $8.2 million and $7.8 million, respectively.

Public Bonds / Notes Issued

At September 30, 2021 and September 30, 2020, the face value of our public bond obligations outstanding were $6.6 billion and $7.0 billion, respectively.

On June 1, 2020, WRKCo issued $600.0 million aggregate principal amount of its 3.00% Senior Notes due 2033 (the “June 2033 Notes”) in a registered offering pursuant to the Company’s automatic shelf registration statement on Form S-3 under the Securities Act of 1933, as amended, (the “Securities Act”). The June 2033 Notes transaction closed on June 3, 2020. The June 2033 Notes are WRKCo’s unsecured unsubordinated obligations, ranking equally with all of WRKCo’s other existing and future unsubordinated obligations. The June 2033 Notes will be effectively subordinated to any of WRKCo’s existing and future secured obligations to the extent of the value of the assets securing such obligations. WestRock Company (“Parent”), RKT and MWV (MWV together with RKT, the “Guarantor Subsidiaries”) guaranteed WRKCo’s obligations under the June 2033 Notes. We may redeem the June 2033 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the June 2033 Notes were primarily used to repay the $100.0 million principal amount of MWV’s 9.75% notes due June 2020 and reduce outstanding indebtedness under our Receivables Securitization Facility (as defined below) and Revolving Credit Facility (as defined below).

On May 16, 2019, WRKCo issued $500.0 million aggregate principal amount of its 3.90% Senior Notes due 2028 (the “June 2028 Notes”) and $500.0 million aggregate principal amount of its 4.20% Senior Notes due 2032 (the “2032 Notes” and, together with the June 2028 Notes, the “May 2019 Notes”) in a registered offering pursuant to the Company’s automatic shelf registration statement on Form S-3 under the Securities Act. The Company and the Guarantor Subsidiaries have guaranteed WRKCo’s obligations under the May 2019 Notes. We may redeem the May 2019 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the May 2019 Notes were used primarily to repay $600.0 million principal amount of outstanding notes that came due in the following several quarters and reduce amounts then outstanding under our 3-year term loan with Wells Fargo, as administrative agent.

On December 3, 2018, WRKCo issued $750.0 million aggregate principal amount of its 4.65% Senior Notes due 2026 (the “2026 Notes”) and $750.0 million aggregate principal amount of its 4.90% Senior Notes due 2029 (the “2029 Notes” and, together with the 2026 Notes, the “December 2018 Notes”) in an unregistered offering. The Company and the Guarantor Subsidiaries have guaranteed WRKCo’s obligations under the December 2018 Notes. We may redeem the December 2018 Notes, in whole or in part, at any time at specified redemption prices, plus accrued and unpaid interest, if any. The proceeds from the issuance of the December 2018 Notes were used primarily to prepay a portion of the amounts then outstanding under our term loans with Wells Fargo, as administrative agent.

Exchanged Notes

During fiscal 2019, we conducted offers to exchange WRKCo’s $500.0 million aggregate principal amount of 3.00% Senior Notes due 2024 (the “2024 Notes”), $600.0 million aggregate principal amount of 3.75% Senior Notes due 2025 (the “2025 Notes”), 2026 Notes, $500.0 million aggregate principal amount of 3.375% Senior Notes due 2027 (the “2027 Notes”), $600.0 million aggregate principal amount of 4.00% Senior Notes due 2028 (the “2028 Notes”) and 2029 Notes for new notes of the applicable series with terms substantially identical with the notes of such series that are registered under the Securities Act. As a result of the exchange offer, $490.0 million in aggregate principal amount of the 2024 Notes, $600.0 million in aggregate principal amount of the 2025 Notes, $749.3 million in aggregate principal amount of the 2026 Notes, $491.0 million in aggregate principal amount of the 2027 Notes, $590.0 million in aggregate principal amount of the 2028 Notes and $750.0 million in aggregate principal amount of the 2029 Notes were validly tendered and subsequently exchanged.

Revolving Credit Facility

On November 21, 2019, we amended our $2.0 billion unsecured revolving credit facility entered into on July 1, 2015 to, among other things, increase the committed principal to $2.3 billion, increase the maximum permitted Debt to Capitalization Ratio (as defined in the credit agreement) from 0.60:1:00 to 0.65:1.00 and extend its maturity date to November 21, 2024 (“Revolving Credit Facility”). The facility is unsecured and is guaranteed by the Company and the Guarantor Subsidiaries. The portion of the 5-year senior unsecured revolving credit facility that may be used to fund borrowings in non-U.S. dollar currencies including Canadian dollars, Euro and British Pounds was increased from $400 million to $500 million. Up to $150 million under the Revolving Credit Facility may be used for the issuance of letters of credit. Additionally, we may request up to $200 million of the Revolving Credit Facility to be allocated to a Mexican peso revolving credit facility. At September 30, 2021 and September 30, 2020, we had no amounts outstanding under the Revolving Credit Facility.

At our option, loans issued under the Revolving Credit Facility will bear interest at either LIBOR or an alternate base rate, in each case plus an applicable interest rate margin. Loans will initially bear interest at LIBOR plus 1.125% per annum, in the case of LIBOR borrowings, or at the alternate base rate plus 0.125% per annum, in the alternative, and thereafter the interest rate will fluctuate between LIBOR plus 1.00% per annum and LIBOR plus 1.75% per annum (or between the alternate base rate plus 0.00% per annum and the alternate base rate plus 0.75% per annum), based upon our corporate credit ratings or the leverage ratio (as defined in the Credit Agreement) (whichever yields a lower applicable interest rate margin) at such time. In addition, we will be required to pay fees that will fluctuate between 0.125% per annum to 0.30% per annum on the unused amount of the revolving credit facility, based upon our corporate credit ratings or the leverage ratio (whichever yields a lower fee) at such time. Loans under the Revolving Credit Facility may be prepaid at any time without premium.

European Revolving Credit Facility

On February 26, 2021, we amended and replaced our existing European revolving credit facility with Coöperatieve Rabobank U.A., New York Branch, as administrative agent. The amendments included, among other things, increasing the facility to €600.0 million while maintaining the incremental €100.0 million accordion feature. This facility provides for a three-year unsecured U.S. dollar, Euro and British Pound denominated borrowing of not more than €600.0 million maturing on February 26, 2024. At September 30, 2021, we had borrowed $270.0 million under this facility and entered into foreign currency exchange contracts of $270.2 million as an economic hedge for the U.S. dollar denominated borrowing plus interest by a non-U.S. dollar functional currency entity. The net of gains or losses from these foreign currency exchange contracts and the changes in the remeasurement of the U.S. dollar denominated borrowing in our foreign subsidiaries have been immaterial to our Consolidated Statements of Operations. At September 30, 2020, we had borrowed $250.0 million under the then-existing facility.

Receivables Securitization Facility

On March 12, 2021, we amended our $700.0 million receivables securitization agreement (the “Receivables Securitization Facility”) entered into on May 2, 2019 (subsequently amended March 27, 2020) to, among other things, extend its maturity date from May 2, 2022 to March 11, 2024 and establish the transition to the Secure Overnight Funding Rate at a future date from a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread, and revising certain fees. Borrowing availability under this facility is based on the eligible underlying accounts receivable and compliance with certain covenants. The agreement governing the Receivables Securitization Facility contains restrictions, including, among others, on the creation of certain liens on the underlying collateral. We test and report our compliance with these covenants monthly; we were in compliance with all of these covenants at September 30, 2021. The Receivables Securitization Facility includes certain restrictions on what constitutes eligible receivables under the facility and allows for the exclusion of eligible receivables of specific obligors each calendar year subject to the following restrictions: (i) the aggregate of excluded receivables may not exceed 7.5% of eligible receivables under the Receivables Securitization Facility and (ii) the excluded receivables of each obligor may not exceed 2.5% of the aggregate outstanding balance. At September 30, 2021 and September 30, 2020 there were no amounts outstanding under this facility. At September 30, 2021 and September 30, 2020, maximum available borrowings, excluding amounts outstanding under the Receivables Securitization Facility, were $690.3 million and $700.0 million, respectively. The carrying amount of accounts receivable collateralizing the maximum available borrowings at September 30, 2021 and September 30, 2020 were approximately $1,318.4 million and $1,128.3 million, respectively. We have continuing involvement with the underlying receivables as we provide credit and collections services pursuant to the Receivables Securitization Facility agreement. The current borrowing rate consists of a blend of the market rate for asset-backed commercial paper and the one-month LIBOR rate plus a credit spread of 0.90%. The commitment fee was 0.35% and 0.25% as of September 30, 2021 and September 30, 2020, respectively.

Commercial Paper Program

On December 7, 2018, we established a new unsecured commercial paper program with WRKCo as the issuer. Under the new program, we may issue short-term unsecured commercial paper notes in an aggregate principal amount at any time not to exceed $1.0 billion with up to 397-day maturities. The program has no expiration date and can be terminated by either the agent or us with not less than 30 days’ notice. Our Revolving Credit Facility is intended to backstop the commercial paper program. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. The net proceeds from issuances of notes under the program were initially used to repay amounts outstanding under the KapStone securitization facility that was assumed in the KapStone Acquisition and subsequently terminated, and have been, and are expected to continue to be, used for general corporate purposes. The new program replaced our then-existing program. At September 30, 2021 and 2020, there was no amount outstanding.

Term Loans

At September 30, 2020, there was $648.9 million outstanding on the five-year unsecured term loan we entered into with Wells Fargo, as administrative agent, on March 7, 2018. During the first quarter of fiscal 2021, we paid off the term loan primarily using cash on hand.

On June 7, 2019, we entered into a $300.0 million credit agreement providing for a five-year unsecured term loan with Bank of America, N.A., as administrative agent. The facility was scheduled to mature on June 7, 2024. At September 30, 2020, the outstanding balance of this facility was $300.0 million. In December 2020 and May 2021, we repaid $50.0 million and $250.0 million, respectively, using cash and cash equivalents which resulted in the facility being terminated.

On September 27, 2019, one of our wholly-owned subsidiaries, WestRock Southeast, LLC, entered into a credit agreement (the “Farm Loan Credit Agreement”) with CoBank ACB, as administrative agent, that replaced our then-existing facility. The Farm Loan Credit Agreement provides for a seven-year senior unsecured term loan in an aggregate principal amount of $600.0 million (the “Farm Loan Credit Facility”). At any time, we may increase the principal amount by up to $300.0 million by written notice. The Farm Loan Credit Facility is guaranteed by the Guarantor Subsidiaries. The carrying value of this facility at September 30, 2021 and September 30, 2020 was $598.9 million and $598.7 million, respectively.

Brazil Export Credit Note

On January 18, 2021, we entered into a credit agreement to provide for R$500.0 million of a senior unsecured term loan of WestRock Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. The outstanding amount of the principal will be repaid in equal, semi annual installments beginning on January 19, 2023 until the facility matures on January 19, 2026. The proceeds of the facility are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. Loans issued under the facility will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 2.50%. At September 30, 2021, there was R$500.0 million ($92.3 million) outstanding.

Brazil Delayed Draw Credit Facilities

On April 10, 2019, we entered into a credit agreement to provide for R$750.0 million of senior unsecured term loans with an incremental R$250.0 million accordion feature (the “Brazil Delayed Draw Credit Facilities”). The principal was available to be drawn at any time over the initial 18 months in up to 10 drawdowns of at least BRL 50.0 million each and will be repaid in equal, semi annual installments beginning on April 10, 2021 until the facility matures on April 10, 2024. The proceeds of the Brazil Delayed Draw Credit Facilities are to be used to support the production of goods or acquisition of inputs that are essential or ancillary to export activities. The Brazil Delayed Draw Credit Facilities are senior unsecured obligations of Rigesa Celulose, Papel E Embalagens Ltda. (a subsidiary of the Company), as borrower, and the Company, as guarantor. Loans issued under the Brazil Delayed Draw Credit Facilities will bear interest at a floating rate based on Brazil’s Certificate of Interbank Deposit rate plus a spread of 1.50%. In addition, we will be required to pay fees of 0.45% on the unused amount of the facility. At September 30, 2021 and 2020, the carrying value of the facility was R$639.2 million ($118.0 million) and R$695.1 million ($123.0 million), respectively.

Aggregate Maturities of Debt

As of September 30, 2021, the aggregate maturities of debt, excluding finance lease obligations, for the succeeding five fiscal years and thereafter are as follows (in millions):

Fiscal 2022	$160.2
Fiscal 2023	420.5
Fiscal 2024	837.7
Fiscal 2025	627.0
Fiscal 2026	1,363.4
Thereafter	4,379.1
Fair value of debt step-up, deferred financing costs and unamortized bond discounts	142.1
Total	$7,930.0

See “Note 14. Leases” of the Notes to Consolidated Financial Statements for the aggregate maturities of finance lease obligations for the succeeding five fiscal years and thereafter.

Note 14. Leases

On October 1, 2019, we adopted ASC 842, using the modified retrospective approach and as a result we did not restate prior periods as discussed in “Note 1. Description of Business and Summary of Significant Accounting Policies — Leased Assets”. We elected the package of three practical expedients permitted within the standard pursuant to which we did not reassess initial direct costs, lease classification or whether our contracts contain or are leases. The adoption of ASC 842 resulted in the recognition of ROU assets of $731.1 million (net of deferred rent and favorable/unfavorable lease liabilities) with corresponding operating lease liabilities of $783.9 million.

Components of Lease Costs

The following table presents certain information related to the lease costs for finance and operating leases (in millions):

	Years Ended September 30,
	2021	2020
Operating lease costs	$211.0	$201.2
Variable and short-term lease costs	104.6	105.5
Sublease income	(8.9)	(6.7)
Finance lease cost:
Amortization of lease assets	9.6	10.5
Interest on lease liabilities	7.2	7.9
Total lease cost, net	$323.5	$318.4

Rental expense for the year ended September 30, 2019 was approximately $346.7 million including lease payments under cancelable leases and maintenance charges on transportation equipment.

Supplemental Balance Sheet Information Related to Leases

The table below presents the lease-related assets and liabilities recorded on the balance sheet (in millions):

		September 30,
	Consolidated Balance Sheet Caption	2021	2020
Operating leases:
Operating lease right-of-use asset	Other assets	$676.0	$658.6

Current operating lease liabilities	Other current liabilities	$177.9	$172.7
Noncurrent operating lease liabilities	Other long-term liabilities	537.9	545.8
Total operating lease liabilities		$715.8	$718.5

Finance leases:
Property, plant and equipment		$143.2	$143.2
Accumulated depreciation		(28.3)	(19.1)
Property, plant and equipment, net		$114.9	$124.1

Current finance lease liabilities	Current portion of debt	$8.7	$9.0
Noncurrent finance lease liabilities	Long-term debt due after one year	255.4	265.8
Total finance lease liabilities		$264.1	$274.8

Our finance lease portfolio includes certain assets that are either fully depreciated or transferred for which the lease arrangement requires a one-time principal repayment on the maturity date of the lease obligation.

Lease Term and Discount Rate

	September 30,
	2021	2020
Weighted average remaining lease term:
Operating leases	5.4 years	5.9 years
Finance leases	8.3 years	9.0 years

Weighted average discount rate:
Operating leases	2.4%	2.6%
Finance leases	4.1%	4.0%

Supplemental Cash Flow Information Related to Leases

The table below presents supplemental cash flow information related to leases (in millions):

	Years Ended September 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows related to operating leases	$227.0	$204.1
Operating cash flows related to finance leases	$8.3	$7.8
Financing cash flows related to finance leases	$9.1	$10.1

ROU assets obtained in exchange for lease liabilities:
Operating leases	$160.9	$124.4

Maturity of Lease Liabilities

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities and finance lease liabilities recorded on the balance sheet (in millions):

	September 30, 2021
	Operating Leases	Finance Leases	Total
Fiscal 2022	$191.5	$15.5	$207.0
Fiscal 2023	159.6	13.5	173.1
Fiscal 2024	126.0	12.2	138.2
Fiscal 2025	93.2	12.0	105.2
Fiscal 2026	66.9	11.9	78.8
Thereafter	132.5	274.1	406.6
Total lease payments	769.7	339.2	1,108.9
Less: Interest (1)	(53.9)	(75.1)	(129.0)
Present value of future lease payments	$715.8	$264.1	$979.9

(1)            Calculated using the interest rate for each lease.

Note 15. Special Purpose Entities

Pursuant to a sale of certain large-tract forestlands in 2007, a special purpose entity MWV Timber Notes Holding, LLC (“MWV TN”) received, and WestRock assumed upon the strategic combination of Rock-Tenn Company and MeadWestvaco Corporation’s respective businesses (the “Combination”), an installment note receivable in the amount of $398.0 million (“Timber Note”). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. In addition, the Timber Note is supported by a bank-issued irrevocable letter of credit obtained by the buyer of the forestlands. The Timber Note is not subject to prepayment in whole or in part prior to maturity. The bank’s credit rating as of October 2021 was investment grade.

Using the Timber Note as collateral, MWV TN received $338.3 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to the Company and is payable from the Timber Note proceeds upon its maturity in October 2027. As a result, the Timber Note is not available to satisfy any obligations of WestRock. MWV TN can elect to prepay at any time the liability in whole or in part, however, given that the Timber Note is not prepayable, MWV TN expects to only repay the liability at maturity from the Timber Note proceeds.

The Timber Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2021, the Timber Note was $376.0 million and is included within Restricted assets held by special purpose entities on the Consolidated Balance Sheets and the secured financing liability was $327.8 million and is included within Non-recourse liabilities held by special purpose entities on the Consolidated Balance Sheets.

Pursuant to the sale of MWV’s remaining U.S. forestlands, which occurred on December 6, 2013, another special purpose entity MWV Timber Notes Holding Company II, LLC (“MWV TN II”) received, and WestRock assumed upon the Combination, an installment note receivable in the amount of $860.0 million (the “Installment Note”). The Installment Note does not require any principal payments until its maturity in December 2023 and bears interest at a fixed rate of 5.207%. However, at any time during a 180-day period following receipt by the borrower of notice from us that we intend to withhold our consent to any amendment or waiver of this Installment Note that was requested by the borrower and approved by any eligible assignees, the borrower may prepay the Installment Note in whole but not in part for cash at 100% of the principal, plus accrued but unpaid interest, breakage, or other similar amount if any. As of September 30, 2021, no event had occurred that would allow for the prepayment of the Installment Note. We monitor the credit quality of the borrower and receive quarterly compliance certificates. The borrower’s credit rating as of October 2021 was investment grade.

Using the Installment Note as collateral, MWV TN II received $774.0 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is nonrecourse to WestRock and is payable from the Installment Note proceeds upon its maturity in December 2023. As a result, the Installment Note is not available to satisfy any obligations of WestRock. MWV TN II can elect to prepay, at any time, the liability in whole or in part, with sufficient notice, but would avail itself of this provision only in the event the Installment Note was prepaid in whole or in part. The secured financing agreement however requires a mandatory repayment, up to the amount of cash received, if the Installment Note is prepaid in whole or in part.

The Installment Note and the secured financing liability were fair valued on the opening balance sheet in connection with the Combination. As of September 30, 2021, the Installment Note was $884.5 million and is included within Restricted assets held by special purpose entities on the Consolidated Balance Sheets and the secured financing liability was $799.5 million and is included within Non-recourse liabilities held by special purpose entities on the Consolidated Balance Sheets.

Note 16. Related Party Transactions

We sell products to affiliated companies. Net sales to the affiliated companies for the fiscal years ended September 30, 2021, 2020 and 2019 were approximately $237.7 million, $311.5 million and $368.4 million, respectively. Accounts receivable due from the affiliated companies at September 30, 2021 and 2020 was $33.5 million and $23.3 million, respectively, and was included in Accounts receivable on our Consolidated Balance Sheets.

Note 17. Commitments and Contingencies

Capital Additions

Estimated costs for future purchases of fixed assets that we are obligated to purchase as of September 30, 2021 total approximately $249 million.

Environmental

Environmental compliance requirements are a significant factor affecting our business. We employ manufacturing processes that involve discharges to water, air emissions, water intake and waste handling and disposal activities. These processes are subject to numerous federal, state, local and international environmental laws and regulations, as well as the requirements of environmental permits and similar authorizations issued by various governmental authorities. Complex and lengthy processes may be required to obtain and renew approvals, permits, and licenses for new, existing or modified facilities. Additionally, the use and handling of various chemicals or hazardous materials require release prevention plans and emergency response procedures. Our integrated chemical pulping mills in the U.S. and Brazil are subject to numerous and more complex environmental programs and regulations, but all of WestRock’s manufacturing facilities have environmental compliance obligations. We have incurred, and expect that we will continue to incur, significant capital, operating and other expenditures complying with applicable environmental laws and regulations including, for example, projects to replace and/or upgrade our air pollution control devices, wastewater treatment systems, and other environmental infrastructure. Changes in these laws, as well as litigation relating to these laws, could result in more stringent or additional environmental compliance obligations for the Company that may require additional capital investments or increase our operating costs.

We are involved in various administrative and other proceedings relating to environmental matters that arise in the normal course of business, and we may become involved in similar matters in the future. Although the ultimate outcome of these proceedings cannot be predicted with certainty and we cannot at this time estimate any reasonably possible losses based on available information, we do not believe that the currently expected outcome of any environmental proceedings and claims that are pending or threatened against us will have a material adverse effect on our results of operations, financial condition or cash flows.

We face potential liability under federal, state, local and international laws as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental contamination exists, as well as the owners of those sites and certain other classes of persons, are liable for response costs for the investigation and remediation of such sites under CERCLA and analogous laws. While joint and several liability is authorized under CERCLA, liability is typically shared with other PRPs and costs are commonly allocated according to relative amounts of waste deposited and other factors.

In addition, certain of our current or former locations are being investigated or remediated under various environmental laws, including CERCLA. Based on information known to us and assumptions, we do not believe that the costs of these investigation and remediation projects will have a material adverse effect on our results of operations, financial condition or cash flows. However, the discovery of contamination or the imposition of additional obligations, including natural resources damages at these or other sites in the future, could impact our results of operations, financial condition or cash flows.

We believe that we can assert claims for indemnification pursuant to existing rights we have under certain purchase and other agreements in connection with certain remediation sites. In addition, we believe that we have insurance coverage, subject to applicable deductibles or retentions, policy limits and other conditions, for certain environmental matters. However, there can be no assurance that we will be successful with respect to any claim regarding these insurance or indemnification rights or that, if we are successful, any amounts paid pursuant to the insurance or indemnification rights will be sufficient to cover all our costs and expenses. We also cannot predict with certainty whether we will be required to perform remediation projects at other locations, and it is possible that our remediation requirements and costs could increase materially in the future and exceed current reserves. In addition, we cannot currently assess with certainty the impact that future changes in cleanup standards or federal, state or other environmental laws, regulations or enforcement practices will have on our results of operations, financial condition or cash flows.

As of September 30, 2021, we had $4.8 million reserved for environmental liabilities on an undiscounted basis, of which $1.7 million is included in Other long-term liabilities and $3.1 million is included in Other current liabilities on the Consolidated Balance Sheets, including amounts accrued in connection with environmental obligations relating to manufacturing facilities that we have closed. We believe the liability for these matters was adequately reserved at September 30, 2021.

Climate Change

Some of our paper mills, our most energy-intensive manufacturing facilities, burn renewable biomass to generate more than 60 percent of their energy needs based on overall fuel mix. Most of these facilities also self-generate the steam and power needed for their manufacturing processes using combined heat and power or "cogeneration" systems. Our recycling operations help to divert approximately seven to eight million tons of paper and packaging from landfills where it would otherwise degrade and release greenhouse gases in the form of methane. Our fiber procurement activities create economic incentives for landowners and family tree farmers to maintain their holdings as working forests that sequester carbon and provide many other environmental benefits, including protection for fresh water supplies and habitats for diverse species of plants and animals.

Addressing issues related to climate change presents opportunities for our business. For example, we produce renewable energy and generate RECs at our integrated kraft mills. We have sold RECs in the past and may sell them in the future. The RECs we generate are flexible, market-based tools that support the renewable energy market. Our recycling activities also may present the opportunity to generate offsets that could be used to meet climate-related obligations for ourselves or others.

Climate change also presents potential risks and uncertainties for us. With respect to physical climate risks, our manufacturing operations may be impacted by weather-related events such as hurricanes and floods, potentially resulting in lost production, supply chain disruptions and increased material costs. Unpredictable weather patterns also may impact virgin fiber supplies and prices, which may fluctuate during prolonged periods of heavy rain or drought. On the other hand, changes in climate also could result in more accommodating weather patterns for greater periods of time in certain areas, which may create favorable fiber market conditions. We incorporate a review of meteorological forecast data into our fiber procurement decisions and strategies. To the extent that climate-related risks materialize, and we are unprepared for them, we may incur unexpected costs, which could have a material effect on our financial results of operations.

Responses to climate change may result in regulatory risks as new laws and regulations aimed at reducing GHG emissions come into effect. These rules and regulations could take the form of cap-and-trade, carbon taxes, or GHG reductions mandates for utilities that could increase the cost of purchased electricity. New climate rules and regulations also may result in higher fossil fuel prices or fuel efficiency standards that could increase transportation costs. Certain jurisdictions in which we have manufacturing facilities or other investments have already taken actions to address climate change. In the U.S, the EPA has issued the Clean Air Act permitting regulations applicable to certain facilities that emit GHG. The EPA also has promulgated a rule requiring certain industrial facilities that emit 25,000 metric tons or more of carbon dioxide equivalent per year to file an annual report of their emissions. While we have facilities subject to existing GHG permitting and reporting requirements, the impact of these requirements has not been material to date.

In addition to these national efforts, some U.S. states in which we have manufacturing operations, including Washington, New York and Virginia, are taking measures to reduce GHG emissions, such as requiring GHG emissions reporting or developing regional cap-and-trade programs. In addition, several of our international facilities are located in countries that have already adopted GHG emissions trading programs. Other countries in which we conduct business, including China, European Union member states and India, have set GHG reduction targets in accordance with the agreement signed in April 2016 among over 170 countries that established the Paris Agreement, which became effective in November 2016 and to which the United States formally rejoined in February 2021.

Regulation related to climate change continues to develop in the areas of the world where we conduct business. We have systems in place for tracking the GHG emissions from our energy-intensive facilities, and we carefully monitor developments in climate related laws, regulations and policies to assess the potential impact of such developments on our results of operations, financial condition, cash flows and disclosure obligations. Compliance with climate programs may require future expenditures to meet GHG emission reduction obligations in future years. These obligations may include carbon taxes, the requirement to purchase GHG credits, or the need to acquire carbon offsets. Also, we may be required to make capital and other investments to displace traditional fossil fuels, such as fuel oil and coal, with lower carbon alternatives, such as biomass and natural gas.

Litigation

During fiscal 2018, we submitted formal notification to withdraw from the PIUMPF and recorded a liability associated with the withdrawal. Subsequently, in fiscal 2019 and 2020, we received demand letters from PIUMPF, including a demand for withdrawal liabilities and for our proportionate share of PIUMPF's accumulated funding deficiency, and we refined our liability, the impact of which was not significant. We began making monthly payments for the PIUMPF withdrawal liabilities in fiscal 2020, excluding the accumulated funding deficiency demands. We dispute the PIUMPF accumulated funding deficiency demands. In February 2020, we received a demand letter from PIUMPF asserting that we owe $51.2 million for our pro-rata share of PIUMPF's accumulated funding deficiency, including interest. Similarly, in April 2020, we received an updated demand letter related to a subsidiary of ours asserting that we owe $1.3 million of additional accumulated funding deficiency, including interest. In July 2021, the PIUMPF filed suit against us in the U.S. District Court for the Northern District of Georgia claiming the right to recover our pro rata share of the pension fund's accumulated funding deficiency. We believe we are adequately reserved for this matter. See "Note 5. Retirement Plans — Multiemployer Plans" of the Notes to Consolidated Financial Statements for more information regarding our withdrawal liabilities.

We have been named a defendant in asbestos-related personal injury litigation. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of September 30, 2021, there were approximately 1,600 such lawsuits. We believe that we have substantial insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. We also have valid defenses to these asbestos- related personal injury claims and intend to continue to defend them vigorously. Should the volume of litigation grow substantially, it is possible that we could incur significant costs resolving these cases. We do not expect the resolution of pending asbestos litigation and proceedings to have a material adverse effect on our results of operations, financial condition or cash flows. In any given period or periods, however, it is possible such proceedings or matters could have a material adverse effect on our results of operations, financial condition or cash flows. At September 30, 2021, we had $15.2 million reserved for these matters.

We are a defendant in a number of other lawsuits and claims arising out of the conduct of our business. While the ultimate results of such suits or other proceedings against us cannot be predicted with certainty, we believe the resolution of these other matters will not have a material adverse effect on our results of operations, financial condition or cash flows.

Brazil Tax Liability

We are challenging claims by the Brazil Federal Revenue Department that we are liable for underpayment of tax, penalties and interest in relation to a claim that a subsidiary of MeadWestvaco Corporation had reduced its tax liability related to the goodwill generated by the 2002 merger of two of its Brazil subsidiaries. The matter has proceeded through the Brazil Administrative Council of Tax Appeals ("CARF") principally in two proceedings, covering tax years 2003 to 2008 and 2009 to 2012. The tax and interest claim relating to tax years 2009 to 2012 was finalized and is now the subject of an annulment action we filed in the Brazil federal court. CARF notified us of its final decision regarding the tax, penalties and interest claims relating to tax years 2003 to 2008 on June 3, 2020. We have filed an annulment action in Brazil federal court with respect to that decision as well. The dispute related to penalties for tax years 2009 to 2012 remains before CARF.

We assert that we have no liability in these matters. The total amount in dispute before CARF and in the annulment actions relating to the claimed tax deficiency was R$701 million ($129 million) as of September 30, 2021, including various penalties and interest. The U.S. dollar equivalent has fluctuated significantly due to changes in exchange rates. The amount of our uncertain tax position reserve for this matter, that excludes certain penalties, is included in the unrecognized tax benefits table. See "Note 6. Income Taxes". Resolution of the uncertain tax positions could have a material adverse effect on our cash flows and results of operations or materially benefit our results of operations in future periods depending upon their ultimate resolution.

Guarantees

We make certain guarantees in the normal course of conducting our operations, for compliance with certain laws and regulations, or in connection with certain business dispositions. The guarantees include items such as funding of net losses in proportion to our ownership share of certain joint ventures, debt guarantees related to certain unconsolidated entities acquired in acquisitions, indemnifications of lessors in certain facilities and equipment operating leases for items such as additional taxes being assessed due to a change in tax law and certain other agreements. We estimate our exposure to these matters to be less than $50 million. As of September 30, 2021 and 2020, we had recorded $2.3 million and $9.6 million, respectively, for the estimated fair value of these guarantees. The decline in fiscal 2021 was due to the expiration of certain guarantees. We are unable to estimate our maximum exposure under operating leases because it is dependent on potential changes in the tax laws; however, we believe our exposure related to guarantees would not have a material impact on our results of operations, financial condition or cash flows.

Indirect Tax Claim

In March 2017, the Supreme Court of Brazil issued a decision concluding that certain state value added tax should not be included in the calculation of federal gross receipts taxes. Subsequently, in fiscal 2019 and 2020, the Supreme Court of Brazil rendered favorable decisions on eight of our cases granting us the right to recover certain state value added tax. The tax authorities in Brazil filed a Motion of Clarification with the Supreme Court of Brazil. Based on our evaluation and the opinion of our tax and legal advisors, we believe the decision reduced our gross receipts tax in Brazil prospectively and retrospectively, and will allow us to recover tax amounts collected by the government. Due to the volume of invoices being reviewed (January 2002 to September 2019), we recorded the estimated recoveries across several periods beginning in the fourth quarter of fiscal 2019 as we reviewed the documents and the amount became estimable. In May 2021, the Supreme Court of Brazil judged the Motion of Clarification and concluded on the gross methodology, which was consistent with our evaluation and that of our tax and legal advisors. In fiscal 2021, we recorded a receivable for our expected recovery and interest that consisted primarily of a $0.6 million reduction of Cost of goods sold and $0.3 million reduction of Interest expense, net. In fiscal 2020, we recorded a $51.9 million receivable for our expected recovery and interest that consisted primarily of a $32.1 million reduction of Cost of goods sold and $20.5 million reduction of Interest expense, net. In fiscal 2019, we recorded a $12.2 million receivable for our expected recovery and interest that consisted primarily of Cost of goods sold. We are monitoring the status of our remaining cases, and subject to the resolution in the courts, we may record additional amounts in future periods.

Note 18. Accumulated Other Comprehensive Loss and Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive loss by component for the fiscal years ended September 30, 2021 and 2020 (in millions):

	Deferred (Loss) Income on Cash Flow Hedges	Defined Benefit Pension and Postretirement Plans	Foreign Currency Items	Total(1)
Balance at September 30, 2019	$0.7	$(698.0)	$(371.9)	$(1,069.2)
Other comprehensive (loss) income before reclassifications	(9.9)	5.1	(214.7)	(219.5)
Amounts reclassified from accumulated other comprehensive loss	3.6	38.6	—	42.2
Net current period other comprehensive (loss) income	(6.3)	43.7	(214.7)	(177.3)
Reclassification of stranded tax effects	—	(73.4)	—	(73.4)
Balance at September 30, 2020	$(5.6)	$(727.7)	$(586.6)	$(1,319.9)
Other comprehensive (loss) income before reclassifications	(0.1)	161.7	124.2	285.8
Amounts reclassified from accumulated other comprehensive loss	5.5	29.5	—	35.0
Net current period other comprehensive income	5.4	191.2	124.2	320.8
Balance at September 30, 2021	$(0.2)	$(536.5)	$(462.4)	$(999.1)

(1)            All amounts are net of tax and noncontrolling interest.

The following table summarizes the reclassifications out of accumulated other comprehensive loss by component for the fiscal years ended September 30, 2021 and 2020 (in millions):

	Years Ended September 30,
	2021			2020
	Pre-Tax	Tax	Net of Tax	Pre-Tax	Tax	Net of Tax
Amortization of defined benefit pension and postretirement items: (1)
Actuarial losses (2)	$(33.3)	$8.3	$(25.0)	$(47.7)	$12.8	$(34.9)
Prior service costs (2)	(6.0)	1.5	(4.5)	(5.0)	1.3	(3.7)
Reclassification of stranded tax effects (3)	—	—	—	—	73.4	73.4
Subtotal defined benefit plans	(39.3)	9.8	(29.5)	(52.7)	87.5	34.8

Derivative Instruments: (1)
Interest rate swap hedge loss (4)	(7.4)	1.9	(5.5)	(2.3)	0.6	(1.7)
Natural gas commodity hedge loss (5)	—	—	—	(2.6)	0.7	(1.9)
Subtotal derivative instruments	(7.4)	1.9	(5.5)	(4.9)	1.3	(3.6)

Total reclassifications for the period	$(46.7)	$11.7	$(35.0)	$(57.6)	$88.8	$31.2

(1)	Amounts in parentheses indicate charges to earnings. Amounts pertaining to noncontrolling interests are excluded.
(2)	These accumulated other comprehensive income components are included in the computation of net periodic pension cost. See "Note 5. Retirement Plans" for additional information.
(3)	Amount reclassified to retained earnings as a result of the adoption of ASU 2018-02.
(4)	These accumulated other comprehensive income components are included in Interest expense, net.
(5)	These accumulated other comprehensive income components are included in Cost of goods sold.

A summary of the components of other comprehensive income (loss), including noncontrolling interest, for the years ended September 30, 2021, 2020 and 2019, is as follows (in millions):

Fiscal 2021	Pre-Tax	Tax	Net of Tax
Foreign currency translation gain	$124.3	$—	$124.3
Deferred loss on cash flow hedges	(0.1)		(0.1)
Reclassification adjustment of net loss on cash flow hedges included in earnings	7.4	(1.9)	5.5
Net actuarial gain arising during period	222.2	(56.6)	165.6
Amortization and settlement recognition of net actuarial loss	33.9	(8.4)	25.5
Prior service cost arising during the period	(5.6)	1.4	(4.2)
Amortization of prior service cost	6.0	(1.5)	4.5
Consolidated other comprehensive income	388.1	(67.0)	321.1
Less: Other comprehensive income attributable to noncontrolling interests	(0.3)	—	(0.3)
Other comprehensive income attributable to common stockholders	$387.8	$(67.0)	$320.8

Fiscal 2020	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(215.0)	$—	$(215.0)
Deferred loss on cash flow hedges	(13.3)	3.3	(10.0)
Reclassification adjustment of net loss on cash flow hedges included in earnings	4.9	(1.3)	3.6
Net actuarial gain arising during period	34.6	(10.4)	24.2
Amortization and settlement recognition of net actuarial loss	48.3	(12.9)	35.4
Prior service cost arising during the period	(26.9)	7.3	(19.6)
Amortization of prior service cost	5.1	(1.3)	3.8
Consolidated other comprehensive loss	(162.3)	(15.3)	(177.6)
Less: Other comprehensive loss attributable to noncontrolling interests	0.3	—	0.3
Other comprehensive loss attributable to common stockholders	$(162.0)	$(15.3)	$(177.3)

Fiscal 2019	Pre-Tax	Tax	Net of Tax
Foreign currency translation loss	$(143.4)	$—	$(143.4)
Deferred gain on cash flow hedges	1.5	(0.4)	1.1
Reclassification adjustment of net gain on cash flow hedges included in earnings	(0.3)	0.1	(0.2)
Net actuarial loss arising during period	(335.9)	87.4	(248.5)
Amortization and settlement recognition of net actuarial loss	23.3	(6.1)	17.2
Prior service cost arising during the period	(3.9)	0.6	(3.3)
Amortization of prior service cost	2.4	(0.6)	1.8
Consolidated other comprehensive loss	(456.3)	81.0	(375.3)
Less: Other comprehensive loss attributable to noncontrolling interests	1.5	(0.1)	1.4
Other comprehensive loss attributable to common stockholders	$(454.8)	$80.9	$(373.9)

Note 19. Stockholders' Equity

Capitalization

Our capital stock consists solely of Common Stock. Holders of our Common Stock are entitled to one vote per share. Our amended and restated certificate of incorporation also authorizes preferred stock, of which no shares have been issued. The terms and provisions of such shares will be determined by our board of directors upon any issuance of such shares in accordance with our certificate of incorporation.

Stock Repurchase Plan

In July 2015, our board of directors authorized a repurchase program of up to 40.0 million shares of our Common Stock, representing approximately 15% of our outstanding Common Stock as of July 1, 2015. The shares of our Common Stock may be repurchased over an indefinite period of time at the discretion of management. In fiscal 2021, we repurchased approximately 2.5 million shares of our Common Stock for an aggregate cost of $125.1 million (a portion of which settled after September 30, 2021). In fiscal 2020, we repurchased no shares of our Common Stock. In fiscal 2019, we repurchased approximately 2.1 million shares of our Common Stock for an aggregate cost of $88.6 million. As of September 30, 2021, we had approximately 16.6 million shares of Common Stock available for repurchase under the program.

Note 20. Share-Based Compensation

Share-based Compensation Plans

At our Annual Meeting of Stockholders held on January 29, 2021, our stockholders approved the WestRock Company 2020 Incentive Stock Plan. The 2020 Incentive Stock Plan allows for the granting of 4.95 million shares of options, restricted stock, SARs and restricted stock units to certain key employees and directors. As of September 30, 2021, there were 3.1 million shares available to be granted under this plan. At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company 2016 Incentive Stock Plan. The 2016 Incentive Stock Plan was amended and restated on February 2, 2018 (the "Amended and Restated 2016 Incentive Stock Plan"). The Amended and Restated 2016 Incentive Stock Plan allows for the granting of 11.7 million shares of options, restricted stock, SARs and restricted stock units to certain key employees and directors. As of September 30, 2021, there were 1.5 million shares available to be granted under this plan. In addition, there were 12.2 million shares available for grant under prior plans approved by stockholders and plans assumed upon mergers and acquisitions. We do not expect to make any new awards under those plans.

Our results of operations for the fiscal years ended September 30, 2021, 2020 and 2019 include share-based compensation expense of $88.6 million, $130.3 million and $64.2 million, respectively. The increase in fiscal 2020, and subsequent decline, was due to shares of restricted stock granted in fiscal 2020 to satisfy certain annual bonus incentives in connection with the WestRock Pandemic Action Plan. The total income tax benefit in the results of operations in connection with share-based compensation was $22.3 million, $33.2 million and $16.3 million, for the fiscal years ended September 30, 2021, 2020 and 2019, respectively.

Cash received from share-based payment arrangements for the fiscal years ended September 30, 2021, 2020 and 2019 was $57.5 million, $32.4 million and $61.5 million, respectively.

Equity Awards Issued in Connection with Acquisitions

In connection with the KapStone Acquisition, we replaced certain outstanding awards of restricted stock units granted under the KapStone long-term incentive plan with WestRock stock options and restricted stock units. No additional shares will be granted under the KapStone plan. The KapStone equity awards were replaced with awards with identical terms utilizing an approximately 0.83 conversion factor as described in the Merger Agreement. The acquisition consideration included approximately $70.8 million related to outstanding KapStone equity awards related to service prior to the effective date of the KapStone Acquisition - the balance related to service after the effective date are being expensed over the remaining service period of the awards.

As part of the KapStone Acquisition, we issued 2,665,462 options that were valued at a weighted average fair value of $20.99 per share using the Black-Scholes option pricing model. The weighted average significant assumptions used were:

2019
Expected term in years	3.1
Expected volatility	27.7%
Risk-free interest rate	3.0%
Dividend yield	4.1%

Stock Options and Stock Appreciation Rights

Stock options granted under our plans generally have an exercise price equal to the closing market price on the date of the grant, generally vest in three years, in either one tranche or in approximately one-third increments, and have 10-year contractual terms. However, a portion of our grants are subject to earlier expense recognition due to retirement eligibility rules. Presently, other than circumstances such as death, disability and retirement, grants will include a provision requiring both a change of control and termination of employment to accelerate vesting.

At the date of grant, we estimate the fair value of stock options granted using a Black-Scholes option pricing model. We use historical data to estimate option exercises and employee terminations in determining the expected term in years for stock options. Expected volatility is calculated based on the historical volatility of our stock. The risk-free interest rate is based on U.S. Treasury securities in effect at the date of the grant of the stock options. The dividend yield is estimated based on our historic annual dividend payments and current expectations for the future. Other than in connection with replacement awards in connection with acquisitions, we did not grant any stock options in fiscal 2021, 2020 and 2019.

The table below summarizes the changes in all stock options during the fiscal year ended September 30, 2021:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 30, 2020	3,456,297	$35.26
Exercised	(1,563,086)	30.58
Expired	(47,539)	52.43
Outstanding at September 30, 2021	1,845,672	$38.79	2.2	$23.4
Exercisable at September 30, 2021	1,845,672	$38.79	2.2	$23.4

The aggregate intrinsic value of options exercised during the years ended September 30, 2021, 2020 and 2019 was $29.1 million, $11.8 million and $44.5 million, respectively.

As of September 30, 2021, there was no remaining unrecognized compensation cost related to nonvested stock options.

As part of the Combination, we issued SARs to replace outstanding MWV SARs. The SARs were valued using the Black-Scholes option pricing model. We measure compensation expense related to the SAR awards at the end of each period. We do not expect to issue additional SARs. The aggregate intrinsic value of SARs exercised during the years ended September 30, 2021, 2020 and 2019 was $0.2 million, $0.2 and zero million, respectively, and the number of SARs outstanding at September 30, 2021 was de minimis.

Restricted Stock

Restricted stock is typically granted annually to non-employee directors and certain of our employees. Our non-employee director awards generally vest over a period of up to one year and are treated as issued and carry dividend and voting rights until they vest. The vesting provisions for our employee awards may vary from grant to grant; however, vesting generally is contingent upon meeting various service and/or performance or market goals including, but not limited to, achievement of various financial targets such as Cash Flow Per Share and relative Total Shareholder Return (each as defined in the award documents). Subject to the level of performance attained, the target award for some of the grants may increase up to 200% of target or decrease to zero depending upon the terms of the individual grant. The employee grants generally vest in three years. Presently, other than circumstances such as death, disability and retirement, the grants generally include a provision requiring both a change of control and termination of employment to accelerate vesting. For certain employee grants, the grantee is entitled to receive dividend equivalent units, but will generally forfeit the restricted award and the dividend equivalents if the employee separates from us during the vesting period or if the predetermined goals are not accomplished. As mentioned above, in fiscal 2020 in connection with the WestRock Pandemic Action Plan, we issued restricted stock grants to satisfy certain annual bonus incentives. Those awards vested in October 2020 at 105% of target.

The table below summarizes the changes in restricted stock during the fiscal year ended September 30, 2021:

	Shares/Units	Weighted Average Grant Date Fair Value
Outstanding at September 30, 2020 (1)	6,615,367	$38.36
Granted	2,104,393	44.17
Vested and released	(3,194,223)	32.87
Forfeited	(548,078)	59.51
Outstanding at September 30, 2021 (1)	4,977,459	$42.02

(1)	Target awards granted with a performance condition, net of subsequent forfeitures, may be increased up to 200% of the target or decreased to zero, subject to the level of performance attained. The awards are reflected in the table at the target award amount of 100%. Based on current facts and assumptions we are forecasting the performance of the aggregate outstanding grants to be attained at levels that would result in the issuance of approximately 0.2 million additional shares. However, it is possible that the performance attained may vary.

There was approximately $94.5 million of unrecognized compensation cost related to all nonvested restricted shares as of September 30, 2021 that will be recognized over a weighted average remaining vesting period of 1.5 years.

The following table represents a summary of restricted stock shares granted in fiscal 2021, 2020 and 2019 with terms defined in the applicable grant letters. The shares are not deemed to be issued and carry voting rights until the relevant conditions defined in the award documents have been met, unless otherwise noted.

	2021	2020	2019
Shares of restricted stock granted to non-employee directors (1)	42,482	49,236	39,792
Shares of restricted stock granted to employees:
Shares granted for attainment of a performance condition at an amount in excess of target (2)	—	—	1,149,592
Shares granted with a service condition and a Cash Flow Per Share performance condition at target (3)	798,490	869,065	652,465
Shares granted with a service condition and a relative Total Shareholder Return market condition at target (3)	127,050	152,595	407,300
Shares granted with a service condition (4)	1,009,387	889,030	682,264
Shares of restricted stock granted for annual bonus (5)	126,984	2,486,249	—
Share of restricted stock assumed in purchase accounting:
Shares granted with a service condition (6)	—	—	742,032
Total restricted stock granted	2,104,393	4,446,175	3,673,445

(1)	Non-employee director grants generally vest over a period of up to one year and are deemed issued on the grant date and have voting and dividend rights.
(2)	Shares granted in the table above include shares subsequently issued for the level of performance attained in excess of target. Shares issued in fiscal 2021 for the fiscal 2018 Cash Flow Per Share were at 89.3% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2020 for the fiscal 2017 Cash Flow Per Share were at 98.8% of target, therefore, the remainder of the grant was forfeited. Shares issued in fiscal 2019 for the fiscal 2016 Cash Flow Per Share were at 200% of target.
(3)	These employee grants vest over approximately three years and have adjustable ranges from 0 - 200% of target subject to the level of performance attained in the respective award agreement. The employee grants with a relative Total Shareholder Return condition were valued using a Monte Carlo simulation, the terms of which are outlined below.
(4)	These shares vest over approximately three to four years.
(5)	Shares issued in fiscal 2021 for the fiscal 2020 restricted stock granted for annual bonus were at 105% of target.
(6)	These shares vest over approximately one to three years.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2021 were valued using a Monte Carlo simulation at $53.69 per share. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 46.2% and a risk-free interest rate of 0.2%. In addition, we had a subsequent grant for an individual valued using a Monte Carlo simulation at $70.80 per share, using an expected term of 2.9 years, an expected volatility of 47.0% and a risk free rate of 0.3%. We amortize these costs on a straight-line basis over the explicit service period.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2020 were valued using a Monte Carlo simulation at $45.14 per share. The significant assumptions used in valuing these grants included: an expected term of 3.0 years, an expected volatility of 27.5% and a risk-free interest rate of 1.3%. We amortize these costs on a straight-line basis over the explicit service period.

The employee grants with a relative Total Shareholder Return market condition in fiscal 2019 were valued using a Monte Carlo simulation at $42.64 per share. The significant assumptions used in valuing these grants included: an expected term of 2.9 years, an expected volatility of 27.2% and a risk-free interest rate of 2.4%. We amortize these costs on a straight-line basis over the explicit service period.

Expense is recognized on restricted stock grants on a straight-line basis over the explicit service period or for performance-based grants over the explicit service period when we estimate that it is probable the performance conditions will be satisfied. Expense recognized on grants with a performance condition that affects how many shares are ultimately awarded is based on the number of shares expected to be awarded.

The following table represents a summary of restricted stock vested and released in fiscal 2021, 2020 and 2019 (in millions, except shares):

	2021	2020	2019
Shares of restricted stock vested and released	3,194,223	766,431	2,933,556
Aggregate fair value of restricted stock vested and released	$125.1	$29.6	$115.2

The shares vested and released in fiscal 2021 reflect the vesting of the fiscal 2020 grants for annual bonus that vested at 105% of target and the fiscal 2018 grants, with a Cash Flow Per Share performance condition that vested at 89.3% of target, as well as certain shares with a service condition. The shares vested and released in fiscal 2020 reflect the vesting of the fiscal 2017 grants, with a Cash Flow Per Share performance condition that vested at 98.8% of target, as well as certain shares with a service condition. The shares vested and released in fiscal 2019 reflect the vesting of the fiscal 2016 grants, with a Cash Flow Per Share performance condition that vested at 200% of target, as well as certain shares with a performance and/or service condition.

Employee Stock Purchase Plan

At our Annual Meeting of Stockholders held on February 2, 2016, our stockholders approved the WestRock Company Employee Stock Purchase Plan ("ESPP"). Under the ESPP, shares of Common Stock are reserved for purchase by our qualifying employees. The ESPP allowed for the purchase of a total of approximately 2.5 million shares of Common Stock. During fiscal 2021, 2020 and 2019, employees purchased approximately 0.3 million, 0.4 million and 0.4 million shares, respectively, under the ESPP. We recognized $1.9 million, $2.1 million and $1.2 million of expense for fiscal 2021, 2020 and 2019, respectively, related to the 15% discount on the purchase price allowed to employees. As of September 30, 2021, adjusted for the spinoff of our Specialty Chemicals business in 2016, approximately 1.3 million shares of Common Stock remained available for purchase under the ESPP.

Note 21. Earnings per Share

The restricted stock awards that we grant to non-employee directors are considered participating securities as they receive non-forfeitable rights to dividends at the same rate as our Common Stock. As participating securities, we include these instruments in the earnings allocation in computing earnings per share under the two-class method described in ASC 260, "Earnings per Share." The following table sets forth the computation of basic and diluted earnings per share under the two-class method (in millions, except per share data):

		September 30,
	2021	2020	2019
Numerator:
Net income (loss) attributable to common stockholders	$838.3	$(690.9)	$862.9
Less: Distributed and undistributed income available to participating securities	(0.2)	(0.1)	(0.1)
Distributed and undistributed income (loss) available to common stockholders	$838.1	$(691.0)	$862.8

Denominator:
Basic weighted average shares outstanding	265.2	259.2	256.6
Effect of dilutive stock options and non-participating securities	2.3		2.5
Diluted weighted average shares outstanding	267.5	259.2	259.1

Basic earnings (loss) per share attributable to common stockholders	$3.16	$(2.67)	$3.36

Diluted earnings (loss) per share attributable to common stockholders	$3.13	$(2.67)	$3.33

Options and restricted stock in the amount of 0.5 million, 4.2 million and 1.3 million common shares in fiscal 2021, 2020 and 2019, respectively, were not included in computing diluted earnings per share because the effect would have been antidilutive. The dilutive impact of the remaining awards outstanding in each year were included in the effect of dilutive securities.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

WestRock Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WestRock Company and subsidiaries (the Company) as of September 30, 2021 and 2020, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended September 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 19, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment of the Consumer Packaging Reporting Unit

Description of the Matter

As discussed in Note 1 of the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. This requires management to estimate the fair value of the reporting units with goodwill allocated to them. The Company estimates the fair value based on a combination of the discounted cash flow method and guideline company method. As of September 30, 2021, the Company’s goodwill balance was $5,959.2 million, of which $2,295.9 million related to the Consumer Packaging reporting unit.

Auditing management’s goodwill impairment tests involved especially subjective judgements due to the significant estimation required in determining the fair value of the reporting units. In particular, the estimates of the fair values of the Company’s reporting units are sensitive to assumptions such as the discount rate, EBITDA multiples and expected future net cash flows, including projected operating results, long term growth rate, capital expenditures and tax rates, which are affected by expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment review process. For example, we tested controls over the estimation of the fair value of the reporting unit, including the Company’s controls over the valuation model, the mathematical accuracy of the valuation model and development of underlying assumptions used to estimate such fair value of the reporting unit. We also tested management’s review of the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

To test the estimated fair value of the Company’s reporting unit, our audit procedures included, among others, assessing the valuation methodology, determination of the guideline public companies, and the underlying data used by the Company in its analysis, including testing the significant assumptions discussed above. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company’s business model and other relevant factors. We assessed the historical accuracy of management’s assumptions of future expected net cash flows and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We involved valuation specialists to assist in our evaluation of the valuation methodology and the significant assumptions, including the discount rate used in determining the fair value of the reporting unit. We also tested the reconciliation of the aggregate estimated fair value of the reporting units to the market capitalization of the Company.

Uncertain Tax Positions

Description of the Matter

As discussed in Note 6 to the consolidated financial statements, the Company has unrecognized income tax benefits of $199.5 million related to its uncertain tax positions at September 30, 2021. The Company uses significant judgement in (1) determining whether a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination, and (2) in measuring the tax benefit as the largest amount of benefit which is more likely than not to be realized upon ultimate settlement. The Company does not record any benefit for the tax positions that do not meet the more-likely-than-not initial recognition threshold.

Auditing management’s analysis of its uncertain tax positions and resulting unrecognized income tax benefits involved especially subjective and complex judgements because each tax position carries unique facts and circumstances that require interpretation of laws, regulations and legal rulings, and other factors.

How We Addressed the Matter in Our Audit

We tested the Company’s controls that address the risks of material misstatement relating to uncertain tax positions. For example, we tested controls over management’s application of the two-step recognition and measurement principles, including management’s review of the inputs and resulting calculations of unrecognized income tax benefits.

To test the Company’s measurement and recording of its uncertain tax positions, our audit procedures included, among others, inspecting the Company’s analysis and related tax opinions to evaluate the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction. We also tested the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. For example, we compared the recorded unrecognized income tax benefits to similar positions in prior periods and assessed management’s consideration of current tax controversy and litigation trends in similar positions challenged by tax authorities. In addition, we involved tax subject matter resources to evaluate the application of relevant tax laws in the Company’s recognition determination. We also evaluated the Company’s income tax disclosures in relation to these matters included in Note 6 to the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s or its predecessor’s auditor since at least 1975, but we are unable to determine the specific year.

Atlanta, Georgia

November 19, 2021

Appendix i
smurfit westrock plc constitution

COMPANIES ACT 2014

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SMURFIT WESTROCK PUBLIC LIMITED COMPANY

(as altered by Special Resolution passed on [●] 2024)

1	The name of the Company is Smurfit WestRock Public Limited Company.

2	The Company is a public limited company, registered under Part 17 of the Companies Act 2014 (the “Act”).

3	The objects for which the Company is established are:

3.1	to carry on the business of an investment company and / or of a holding company and for such purpose to acquire and hold, either in the name of the Company or in the name of any nominee or agent, any shares, stocks, bonds, debentures or debenture stock (whether perpetual or not), loan stock, notes, obligations or other securities or assets of any kind, whether corporeal or incorporeal, (in this Clause referred to as "Securities") issued or guaranteed by any company and similarly to acquire and hold as aforesaid any Securities issued or guaranteed by any government, state, ruler, commissioners, or other public body or authority (and whether sovereign, dependent, national, regional, local or municipal), and to acquire any Securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit and to exercise and enforce all rights and powers conferred by or incident to the ownership of any Securities including, without limitation, all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof;

3.2	to undertake the management and control and supervision of the business or operations of any person or company and in particular, without limitation, to plan and effectively carry out the organisation of and to initiate and to carry out schemes for the promotion and expansion of any such business, to engage in research into all problems relating to investment, property, financial, portfolio, industrial and business management, to carry out all or any work of a clerical, secretarial, managerial or other like nature, to provide staff and services, to prepare and deal with accounts, returns, forms and all documents required to be prepared and furnished in relation to any such bodies, to direct and carry out all advertising and publicity for any such business, and generally to do all acts and things (including the receipt and payment of money) necessary to be done for the supervision of the day to day running of any such business and to enter into contracts with any such company for the carrying out of the works or provisions of any of the services which the Company is authorised to perform or provide;

3.3	to promote, develop and secure the interests of the group of companies which for the time being shall consist of the Company and any company which for the time being is an Associated Company and to so do in such manner as the Company may think fit and in particular, without limitation, by giving any guarantee, indemnity, support or security, in respect of or, directly or indirectly, assuming any liability or obligation of, any Associated Company, by making any payment or loan or disposition of any property, assets or rights to or for the benefit of any Associated Company or acquiring any property, assets or rights from any Associated Company notwithstanding that the Company may not receive in respect of any such transaction full or adequate consideration therefor or any consideration whatsoever or may pay consideration which would or might be in excess of an arms' length consideration;

3.4	to purchase (including, without limitation, by the issue of Securities of the Company) or otherwise acquire and carry on all or any part of the business or property and to undertake any liabilities of any person or company possessed of property suitable for any of the purposes of the Company or carrying on or proposing to carry on any business which the Company is authorised to carry on or which can be carried on in connection with the same or which is capable of being conducted so as, directly or indirectly, to benefit the Company.

3.5	to purchase, take on lease, on licence, in exchange, upon option or otherwise acquire and hold any lands, buildings, property (whether leasehold or freehold) or any rights or interests therein or in respect thereof or in any forests, crops or growing produce thereon or any minerals therein or thereunder or any rights to pass thereon or any rights or interests in or over the sea, the sea bed, the sea shore, the sky or in space, or any interests connected or associated with any of the foregoing and to exercise any rights in respect thereof and to develop, improve, alter or manage the same or any part thereof in any way (including, without limitation, construction, demolition, landscaping, planting, draining and improving) and to farm, harvest or extract anything from the same;

3.6	to purchase, take on lease, on licence, in exchange, upon option, on hire or hire-purchase, or otherwise acquire and hold any personal property, rights or privileges which the Company may think necessary or convenient for the purposes of its business or which may seem to the Company calculated, directly or indirectly, to benefit the Company including, without limitation, the subscription, taking or otherwise acquiring of Securities in any company;

3.7	to apply for, purchase or otherwise acquire and protect and renew any patents, patent rights, inventions, secret processes, recipes, receipts, prescriptions, formulae, trademarks, trade names, designs, licences, concessions and the like, conferring any exclusive or non-exclusive or limited right to their use, or any secret or other information as to any invention or process which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated, directly or indirectly, to benefit the Company and to use, exercise, develop or grant licences in respect of, or otherwise turn to account, the property, rights or information so acquired and to expend money in experimenting upon, testing or improving any such patents, inventions or rights;

3.8	to establish or promote or concur in establishing or promoting any company or companies for the purpose of acquiring all or any of the property, rights and liabilities of the Company or for any other purpose which may seem, directly or indirectly, calculated to benefit the Company or to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire all or any part of the Securities of any such other company;

3.9	to invest and to deal with the moneys of the Company not immediately required in any manner;

3.10	to amalgamate, enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession, mutual assistance or otherwise with any person or company carrying on or engaged in or about to carry on or engage in, any business or transaction which the Company is authorised to carry on or engage in or which can be carried on in conjunction therewith or which is capable of being conducted so as, directly or indirectly, to benefit the Company;

3.11	to constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue dispose of or hold any such preferred, deferred or other special stocks or securities;

3.12	to give any guarantee in relation to the payment of any debentures, debenture stock, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company;

3.13	to sell, lease, mortgage or otherwise dispose of the business, property, assets or undertaking of the Company or any part thereof for such consideration as the Company may think fit and to improve, manage, develop, exchange, licence, turn to account or otherwise deal with, all or any of the business, property, assets and undertaking of the Company and in particular, without limitation, to accept Securities of any other company in payment or part payment of the consideration payable to the Company in respect of any transaction referred to in this paragraph;

3.14	to promote, develop and secure the interests of the group of companies which for the time being shall consist of the Company and any company which for the time being is an Associated Company and to so do in such manner as the Company may think fit and in particular, without limitation, by giving any guarantee, indemnity, support or security, in respect of or, directly or indirectly, assuming any liability or obligation of, any Associated Company, by making any payment or loan or disposition of any property, assets or rights to or for the benefit of any Associated Company or releasing any Associated Company from any liability or responsibility of any nature owing by it to the Company (including, without limitation, any debt or other amount owing to the Company by such Associated Company) or acquiring any property, assets or rights from any Associated Company notwithstanding (in any such case) that the Company may not receive in respect of any such transaction full or adequate consideration therefor or any consideration whatsoever or may pay consideration which would or might be in excess of an arms’ length consideration;

3.15	to establish and maintain or procure the establishment and maintenance of or to adhere to any contributory or non-contributory pension or superannuation funds, schemes or plans for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or of any Associated Company or who are or were at any time Directors or officers of the Company or of any Associated Company and the spouses, families and dependents of any such persons and also establish and subsidise and subscribe to any associations, institutions, clubs or funds calculated to be for the benefit of the Company and to make payments to or towards the insurance of any such person as aforesaid either alone or in conjunction with any other company and further to do any acts or things or make any arrangements or provisions necessary or desirable to enable all or any of such persons as aforesaid to become shareholders in the Company or otherwise to participate in the profits of the Company or any Associated Company;

3.16	to settle moneys or other assets on the trustee or trustees of any trust, foundation, settlement or institution set up for charitable or benevolent purposes or for any public, general or useful object or to lend money or provide services (with or without interest or charge) to any such trustee or trustees and to pay, subscribe, lend or contribute assets or services of the Company (with or without interest or charge) or give any guarantee or indemnity in respect of any trust, foundation, settlement or institution set up or operating for any such purpose or object or in respect of any exhibition or for any charitable, benevolent, public, general or useful object;

3.17	to borrow or raise money in such manner as the Company shall think fit and in particular, without limitation, by the issue of Securities of the Company (other than shares or stock) and to secure the repayment of any moneys borrowed or raised or any other obligation, debt or liability of any nature of the Company by way of mortgage, charge, lien or other security interest over or in respect of all or any of the Company's undertaking, property or assets (both present and future and including its uncalled capital) upon such terms as to priority and otherwise as the Company shall think fit;

3.18	to carry on a treasury business including the procurement of short, medium or long term finance or unlimited duration, the investment in property of whatever nature including real and personal property and wherever situated and the provision of financial and investment services and facilities, financial and investment management, advice, assistance, information and agency services in any currency whatsoever and to carry out financing and lending of every description to such persons or companies upon such terms as may seem expedient;

3.19	to purchase, acquire by any means, hold and create, enter into any arrangement relating to, deal and participate in, underwrite and sell or dispose of by any means, securities, financial and swap instruments and rights of all kinds including without limitation foreign currencies, shares, stocks, gilts, equities, debentures, debenture stock, bonds, notes, commercial paper, risk management instruments, swaps, credit default swaps or hedges, interest rate hedges, foreign currency hedges, floors, collars, options and such other financial and swap instruments and rights and securities as are similar to, or are derivatives of, any of the foregoing;

3.20	to facilitate and encourage the creation, issue or conversion of and to offer for public subscription debentures, debenture stocks, bonds, obligations, shares, stocks and securities and to act as trustees in connection with any such securities and to take part in the conversion of business concerns and undertakings into companies;

3.21	as an object of the Company and as a pursuit in itself or otherwise, and whether for the purpose of making a profit or avoiding a loss or for any other purpose whatsoever, to engage in currency and interest rate transactions, credit default swaps, hedges or other transactions and any other financial or other transaction of whatever nature, including any transaction for the purpose of, or capable of being for the purposes of, avoiding, reducing, minimising, hedging against or otherwise managing the risk of any loss, cost, expense or liability arising, or which may arise, directly or indirectly, from a change or changes in any interest rate or currency exchange rate or in the price or value of any property, asset, commodity, index or liability or the credit standing or any person or entity or from any other risk or factor affecting the Company’s undertaking and business, including but not limited to dealings, whether involving purchases, sales or otherwise in any credit-default contracts, currency, spot and forward exchange rate contracts, forward rate agreements caps, floors and collars, futures, options, swaps, and any other credit default currency interest rate and other hedging arrangements and such other instruments as are similar to, or derivatives of any of the foregoing;

3.22	to lend and advance money or give credit to any person or company and upon such terms as may seem expedient (whether with or without security or any interest or other charge);

3.23	to give any guarantee or indemnity in respect of or otherwise support or secure in any manner (whether by personal covenant or by mortgaging, charging or granting any lien or other security interest over or in respect of all or any part of the Company's undertaking, property or assets, both present and future and including its uncalled capital, or by both such methods) any obligation, debt, liability of any nature of any person or company upon such terms as to priority and otherwise as the Company shall think fit;

3.24	to pay for any rights or property acquired by the Company and to remunerate any person or company whether by way of cash payment or by the allotment of Securities of the Company credited as paid up in full or in part or otherwise;

3.25	upon any issue of Securities of the Company, to employ brokers, commission agents and underwriters and to provide for the remuneration of such persons for their services;

3.26	to draw, make, accept, indorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments;

3.27	to enter into any arrangements with any governments or authorities, supreme, municipal, local or otherwise, or any person or company that may seem conducive to the Company's objects or any of them and to obtain from any such government, authority, person or company any rights, privileges, charters, licenses and concessions which the Company may think it desirable to obtain and to carry out, exercise and comply therewith;

3.28	to undertake and execute any trusts the undertaking whereof may seem desirable and either gratuitously or otherwise;

3.29	to adopt such means of making known the products, investments or services of the Company or any Associated Company as may seem expedient and in particular, without limitation, by advertising in the press or radio or television by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards, scholarships and donations and by sponsoring sports events, theatrical and cinematic performances and exhibitions of all descriptions;

3.30	to apply for, promote and obtain any Act of the Oireachtas or any charter, privilege, licence or authorisation of any government, state or municipality or any ministerial or departmental licence or order for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company's constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated, directly or indirectly, to prejudice the interests of the Company or any Associated Company;

3.31	to promote freedom of contract and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association or to do any lawful act or thing with a view to preventing or resisting, directly or indirectly, any interruption of or interference with the trade or business of the Company or any other trade or business or providing or safeguarding against the same or resisting or opposing any strike, movement or organisation which may be thought detrimental to the interests of the Company or any Associated Company or its or their employees and to subscribe to any association or fund for any such purposes;

3.32	to undertake and carry on any other trade or business (whether manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on by the Company or which is calculated, directly or indirectly, to enhance the value of or render profitable, any of the Company's businesses, rights or property;

3.33	to do all or any of the matters hereby authorised in any part of the World and with or in respect of persons or companies resident, domiciled, incorporated, registered or carrying on business in any part of the World and either as principal, agent, factor, trustee or otherwise and by or through agents, factors, trustees or otherwise and either alone or in conjunction with others;

3.34	to distribute in specie or otherwise as may be resolved any of the assets of the Company among the members; and

3.35	to do all such other things as may appear to the Company to be incidental or conducive to the attainment of the above objects or any of them,

provided that:

(i)	the objects set out in any paragraph of this Clause shall not be restrictively construed but the widest interpretation shall be given thereto and they shall not, except where the context expressly so requires, be in any way limited to or restricted by reference to or inference from any other object or objects set out in such paragraph or from the terms of any other paragraph or by the name of the Company; none of such paragraphs or the object or objects therein specified shall be deemed subsidiary or ancillary to the objects mentioned in any other paragraph, but the Company shall have full power to exercise all or any of the powers and to achieve and endeavour to achieve all or any of the objects conferred by and provided in any one or more of said paragraphs;

(ii)	the word “company” in this Clause, except where used in reference to the Company, shall be deemed to include any firm, partnership, association or other body of persons, whether incorporated or not incorporated, and whether resident, domiciled, incorporated, registered, or carrying on business in the State or elsewhere; and

(iii)	the expression "Associated Company" in this Clause, shall be deemed to mean any company which for the time being is a subsidiary or holding company (which expressions in this proviso shall bear the meanings respectively ascribed thereto by Sections 7 and 8 of the Act) of the Company, is a subsidiary of a holding company of the Company or is a company in which the Company or any of such companies as aforesaid shall for the time being hold shares entitling the holder thereof to exercise at least one-fifth of the votes at any general meeting of such company (not being voting rights which arise only in specified circumstances).

4	The liability of the members is limited.

5	The authorised share capital of the Company is US$10,000,000 and €25,000, divided into 9,500,000,000 ordinary shares of US$0.001 each, 500,000,000 preference shares of US$0.001 each and 25,000 Euro deferred shares of €1.00 each.

6	The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company's articles of association for the time being.

We, the several persons whose names and addresses are subscribed, wish to be formed into a company in pursuance of this memorandum of association and we agree to take the number of shares in the capital of the company set opposite our respective names.

Names, addresses and descriptions of subscribers	Number of shares taken by each subscriber

Total:

Dated the day of

Witness to the above signatures:

COMPANIES ACT 2014

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SMURFIT WESTROCK PUBLIC LIMITED COMPANY

(as adopted by special resolution passed on [●] 2024)

MATHESON LLP 70 Sir John Rogerson's Quay Dublin 2 Ireland D02 R296 T: +353 1 232 2000

CONTENTS

PART I - PRELIMINARY		A-13
1	Interpretation	A-13
PART II - SHARE CAPITAL AND RIGHTS		A-17
2	Share Capital	A-17
3	Share Rights	A-17
4	Rights of Shares on Issue	A-19
5	Redeemable Shares	A-19
6	Allotment of Shares	A-19
7	Section 1023 Authority	A-20
8	Variation of Rights	A-21
9	Purchase of Own Shares	A-21
10	Reissue of Treasury Shares	A-22
11	Trusts Not Recognised	A-22
12	Disclosure of Interests	A-22
13	Restriction of Rights	A-24
14	Payment of Commission	A-25
PART III - SHARE CERTIFICATES		A-26
15	Issue of Certificates	A-26
16	Balance and Exchange Certificates	A-26
17	Replacement of Certificates	A-26
PART IV - LIEN ON SHARES		A-26
18	Extent of Lien	A-26
19	Power of Sale	A-27
20	Power to Effect Transfer	A-27
21	Proceeds of Sale	A-27
PART V - CALLS ON SHARES AND FORFEITURE		A-27
22	Making of Calls	A-27
23	Time of Call	A-28
24	Liability of Joint Holders	A-28
25	Interest on Calls	A-28
26	Instalments Treated as Calls	A-28
27	Power to Differentiate	A-28
28	Notice Requiring Payment	A-28
29	Forfeiture	A-28
30	Power of Disposal	A-29
31	Effect of Forfeiture or Surrender	A-29
32	Statutory Declaration	A-29
PART VI - TRANSFER OF SHARES		A-29
33	Transfer and Evidence of Title	A-29
34	Status of Holder	A-30
35	Refusal to Register Transfers	A-30
36	Closing of Transfer Books	A-31
37	Absence of Registration Fees	A-31
38	Retention of Transfer Instruments	A-31
39	Renunciation of Allotment	A-31
PART VII - TRANSMISSION OF SHARES		A-31
40	Death of a Member	A-31
41	Transmission on Death or Bankruptcy	A-32
42	Rights before Registration	A-32
PART VIII - ALTERATION OF SHARE CAPITAL		A-32
43	Increase of Capital	A-32
44	Consolidation, Sub-Division and Cancellation of Capital	A-33
45	Fractions on Consolidation	A-33
46	Reduction of Capital	A-33

PART IX - GENERAL MEETINGS		A-33
47	Annual General Meetings	A-33
48	Extraordinary General Meetings	A-34
49	Convening General Meetings	A-34
50	Notice of General Meetings	A-34
51	Change in Venue or Time of Meeting	A-36
PART X - PROCEEDINGS AT GENERAL MEETINGS		A-36
52	Quorum for General Meetings	A-36
53	Order of Business	A-36
54	Advance Notice of Member Business and Nominations	A-38
55	Chairperson of General Meetings	A-44
56	Director's and Auditors' Right to Attend General Meetings	A-45
57	Adjournment of General Meetings	A-45
58	Amendments to Resolutions	A-45
59	Determination of Resolutions	A-46
60	Taking of a Poll	A-46
61	Record Dates and Votes of Members	A-46
62	Voting by Joint Holders	A-47
63	Voting by Incapacitated Holders	A-47
64	Default in Payment of Calls	A-47
65	Time for Objection to Voting	A-47
66	Appointment of Proxies	A-47
67	Bodies corporate acting by representatives at meetings	A-48
68	Deposit of Proxy	A-48
69	Rights of Proxy	A-50
70	Effect of Proxy Instruments	A-50
71	Effect of Revocation of Proxy or Authorisation	A-50
72	Class Meetings	A-50
PART XI - DIRECTORS		A-51
73	Numbers of Directors	A-51
74	Shareholding Qualification for Directors	A-51
75	Remuneration of Directors	A-51
76	Expenses of Directors and Use of Company Property	A-51
77	Alternate Directors	A-51
PART XII - POWERS OF DIRECTORS		A-52
78	Directors Powers	A-52
79	Power to Delegate	A-52
80	Local Management	A-53
81	Appointment of Attorneys	A-53
82	Borrowing Powers	A-53
PART XIII - APPOINTMENT, NOMINATION, RETIREMENT AND DISQUALIFICATION OF DIRECTORS		A-54
83	Retirement by Rotation	A-54
84	Procedure if Insufficient Directors Re-elected	A-54
85	Provisions for General Meeting Convened Under Article 84	A-54
86	Deemed Re-appointment	A-55
87	Eligibility for Appointment	A-55
88	Appointment & Nomination of Directors	A-55
89	Disqualification & Removal of Directors	A-55
PART XIV - DIRECTORS’ OFFICES AND INTERESTS		A-56
90	Executive Offices	A-56
91	Directors’ Interests	A-57
92	Restriction on Director’s Voting	A-58
93	Entitlement to Grant Pensions and Purchase Insurance	A-60
PART XV - PROCEEDINGS OF DIRECTORS		A-60
94	Regulation and Convening of Directors’ Meetings	A-60

95	Quorum for Directors’ Meetings	A-61
96	Voting at Directors’ Meetings	A-61
97	Telecommunication Meetings	A-62
98	Chairperson of Meetings of Directors	A-62
99	Validity of Acts of Directors	A-62
100	Directors’ Resolutions or other Documents in Writing	A-62
PART XVI - THE SECRETARY		A-62
101	Appointment of Secretary	A-62
102	Assistant Secretary	A-63
PART XVII - SEALS OF THE COMPANY		A-63
103	Use of Seals	A-63
104	Signature of Sealed Instruments	A-63
105	Seal for Use Abroad	A-63
PART XVIII - DIVIDENDS AND RESERVES		A-63
106	Declaration of Dividends	A-63
107	Interim and Fixed Dividends	A-64
108	Reserves	A-64
109	Scrip Dividends	A-64
110	Apportionment of Dividends	A-67
111	Deductions from Dividends	A-67
112	Dividends in Specie	A-67
113	Payment of Dividends and Other Monies	A-67
114	Dividends Not to Bear Interest	A-68
115	Payment to Holders on a Particular Date	A-68
116	Unclaimed Dividends	A-69
PART XIX – POWER TO CAPITALISE		A-69
117	Capitalisation of Non-Distributable Profits and Reserves	A-69
118	Implementation of Capitalisation Issues	A-70
PART XX - NOTICES		A-70
119	Notices in Writing	A-70
120	Service of Notices	A-71
121	Use of Electronic Communication	A-72
122	Service on Joint Holders	A-73
123	Service on Transfer or Transmission of Shares	A-73
124	Signature to Notices	A-74
125	Deemed Receipt of Notices	A-74
PART XXI - WINDING UP		A-74
126	Distribution on Winding Up	A-74
127	Distribution in Specie	A-74
PART XXII - MISCELLANEOUS		A-74
128	Inspection and Confidentiality	A-74
129	Destruction of Records	A-75
130	Untraced Shareholders	A-75
131	Indemnity	A-76
132	Arrangements in respect of the listing of the Company’s Ordinary Shares in the US	A-78
133	Shareholder rights plan	A-80

COMPANIES ACT 2014

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

SMURFIT WESTROCK PUBLIC LIMITED COMPANY

(as adopted by special resolution passed on [●] 2024)

PART I - PRELIMINARY

1	Interpretation

1.1	The following regulations shall apply to the Company and shall constitute the Articles of the Company for the purposes of the Act. Without prejudice to Section 1007(4) of the Act and save as expressly provided in these Articles, where a provision of these Articles covers substantially the same subject matter as any optional provision of the Act, any such optional provision of the Act shall be deemed not to apply to the Company and, for the avoidance of doubt, these Articles shall be deemed to have effect and prevail over the terms of such optional provisions of the Act (and the expression “optional provision” shall take its meaning from Section 1007(2) of the Act).

1.2	In these Articles the following expressions shall have the following meanings:

“Act”, the Companies Act 2014 and all acts of the Oireachtas and statutory instruments which are to be read as one with, or construed or read together as one with the Companies Act 2014 and every statutory modification, amendment, extension or re-enactment thereof for the time being in force (or, where the context so admits or requires, any one or more of such acts;

“advanced electronic signature”, the meaning given to that expression in Regulation (EU) No. 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC ;

“Articles”, these Articles of Association as from time to time altered by resolution of the Company;

“Auditors”, the statutory auditors for the time being of the Company;

“Belgian Law Rights”, the fungible co-ownership rights governed by Belgian law over a pool of book-entry interests in securities of the same issue which EB Participants hold;

“Business Day”, any day (other than a Saturday or Sunday) on which banks are generally open for normal business in Dublin, London and New York;

“CDIs”, CREST Depository Interests;

“Clear Days”, in relation to the period of a notice, that period excluding the day on which the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“close of business”, 5:00 p.m. local time in Dublin, Ireland;

“Company”, Smurfit WestRock Public Limited Company;

“Court”, the High Court of Ireland;

“CREST” or “CREST System”, the securities settlement system operated by Euroclear UK & Ireland Limited and constituting, in respect of CDIs, a relevant system for the purposes of the UK CREST Regulations;

“CREST Participant”, the meaning given to that term in Article 132;

“CTCNA”, Computershare Trust Company N.A.;

“Deferred Shares”, the Deferred Shares as defined in Article 2;

“Depositary Interest” or “DI”, the meaning given to that term in Article 132;

“DI Custodian”, the meaning given to that term in Article 132;

“DI Deed”, the deed poll made or to be made by the DI Depositary constituting the Company's Depositary Interests;

“DI Depositary”, the meaning given to that term in Article 132;

“Directors”, the Directors, for the time being, of the Company or any of them acting as the board of Directors of the Company;

“DTC”, The Depositary Trust Company;

“EB Participants”, participants in Euroclear Bank, each of which has entered into an agreement to participate in the Euroclear System subject to the terms and conditions issued by Euroclear Bank from time to time;

“Effective Time”, the meaning given to that term in Article 132;

“electronic communication”, the meaning given to that expression in the Electronic Commerce Act 2000;

“electronic general meeting”, a general meeting hosted on an electronic platform, whether that general meeting is physically hosted at a specific location simultaneously or not;

“electronic platform”, means any form of electronic platform and includes, without limitation, website addresses, application technology and conference call systems;

“electronic signature”, the meaning given to that expression in Regulation (EU) No. 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market and repealing Directive 1999/93/EC;

"Euro" or "€", the official currency of the Eurozone;

“Euroclear Bank”, Euroclear Bank SA/NV, a company incorporated in Belgium;

“Euroclear Nominees”, Euroclear Nominees Limited, a wholly owned subsidiary of Euroclear Bank, established under the laws of England and Wales with registration number 02369969;

“Euroclear Share(s)”, any Ordinary Share(s) in respect of which Euroclear Nominees is the Holder on the US Listing Record Date;

“Euroclear System”, the securities settlement system operated by Euroclear Bank and governed by Belgian law;

“Exchange Act”, the Securities Exchange Act of 1934, as amended;

“Holder”, in relation to any share in the capital of the Company, the member whose name is entered in the Register as the holder of the share;

“Interest”, means any interest whatsoever in shares (of any size) which would be taken into account in deciding whatever a notification to the Company would be required under Chapter 4 Part 17 of the Act and “interested” shall be construed accordingly;

“London Stock Exchange”, London Stock Exchange plc;

“Office”, the registered office, for the time being, of the Company;

“Ordinary Shares”, the Ordinary Shares as defined in Article 2;

“Preference Shares”, the Preference Shares as defined in Article 2;

“Public Announcement”, any method (or combination of methods) of disclosure that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public or the furnishing or filing of any document publicly filed by the Company with the U.S. Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

“qualified certificate”, the meaning given to that expression in the Electronic Commerce Act 2000;

“Redeemable Shares”, the redeemable shares as defined by section 64 of the Act;

“Register”, the register of members of the Company to be kept as required by the Act;

“Restricted Share”, any Ordinary Share which, by reason of the application of US federal securities laws, the rules and regulations of DTC or any other applicable law, is either incapable of, or ineligible for, admission to DTC for any period of time;

“Restricted Shareholder”, any Holder of a Restricted Share;

“Revenue”, the Revenue Commissioners of Ireland;

“RIS”, any regulatory information service provided by or approved for use by any of the regulated market(s) on which the Company’s securities are admitted to trading;

“Seals”, the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Act;

“Secretary”, any person appointed to perform the duties of the Secretary of the Company, including an assistant or deputy secretary;

“shares”, any shares in the capital of the Company, except where the provisions of these Articles preclude such an interpretation;

“State”, Ireland and the word "Irish" shall be construed accordingly;

“Stock Exchange”, the New York Stock Exchange and / or the London Stock Exchange or such body or bodies as may succeed to their respective functions in either or both of the US and / or the United Kingdom;

“Treasury Share”, the meaning given to such expression by Section 106 of the Act;

“UK CREST Regulations”, the Uncertificated Securities Regulations 2001 of the United Kingdom;

“United Kingdom”, the United Kingdom of Great Britain and Northern Ireland;

“US”, the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia;

"USD" or "$", the lawful currency of the US;

“US Listing”, the meaning given to that term in Article 132; and

“US Listing Record Date”, a date and time, to be determined by the Directors, by reference to which the treatment of the Ordinary Shares subject to the provisions of Article 132 at the Effective Time will be determined.

1.3	Expressions in these Articles referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography, writing in electronic form and any other modes of representing or reproducing words in a visible form, provided however that where it constitutes writing in electronic form sent to the Company, the Company has agreed to its receipt in such form. The expression “executed” shall include any mode of execution whether under seal or under hand.

1.4	Unless specifically defined herein or the context otherwise requires, words and expressions contained in these Articles shall bear the same meanings as in the Act but excluding any statutory modification thereof not in force when these Articles become binding on the Company.

1.5	References to any Article are references to an Article contained in these Articles and any reference in an Article to a paragraph or sub-paragraph shall be a reference to a paragraph or sub-paragraph of the Article in which the references is contained unless it appears from the context that a reference to some other provisions is intended.

1.6	The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

1.7	References in these Articles to any enactment or any section or provision thereof shall mean such enactment, section or provision as the same may be amended and may be from time to time and for the time being in force.

1.8	In these Articles, the masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms and companies.

1.9	References in these Articles to an uncertificated share, or to a share being held in uncertificated form, are references to that share being an uncertificated unit of a security, and references to a certificated share, or to a share being in certificated form, are references to that share being a unit of a security which is not an uncertificated unit of a security.

1.10	Subject to the Act, where for any purpose an ordinary resolution of the Company is required, a special resolution shall also be effective.

PART II - SHARE CAPITAL AND RIGHTS

2	Share Capital

The authorised share capital of the Company is US$10,000,000 and €25,000, divided into 9,500,000,000 ordinary shares of US$0.001 each (the “Ordinary Shares”), 500,000,000 preference shares of US$0.001 each (the “Preference Shares”) and 25,000 Euro deferred shares of €1.00 each (the “Deferred Shares”).

3	Share Rights

3.1	The following rights shall attach to the Ordinary Shares:

3.1.1	Subject to any restrictions that may be imposed in accordance with these Articles, at a general meeting of the Company, every Holder of Ordinary Shares who is present in person or by a proxy or (being a body corporate) by proxy or by a representative shall have one vote for every Ordinary Share of which he is the Holder.

3.1.2	Subject to any restrictions that may be imposed in accordance with these Articles, sums legally available to be distributed by the Company in or in respect of any financial period may (to the extent so resolved or recommended by the Directors) be distributed amongst the Holders of Ordinary Shares in proportion to the numbers of Ordinary Shares then held by them.

3.1.3	The right, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.

The rights attaching to the Ordinary Shares may be subject to the terms of issue of any series or class of Preference Share allotted by the Directors from time to time in accordance with Article 3.2.

3.2	The Directors are empowered, subject to the Act, to cause the Preference Shares to be issued from time to time as shares of one or more class or series of preferred shares, with the sanction of a resolution of the Directors, on terms:

3.2.1	that the Directors can fix the distinctive designation of such class or series and the number of shares which shall constitute such class or series, which number may be increased (except as otherwise provided by the Directors in creating such series) or decreased (but not below the number of shares thereof then in issue) from time to time by resolution of the Directors;

3.2.2	that they are to be redeemed (the manner and terms of redemption in all cases to be set by the Directors) on the happening of a specified event or on a given date;

3.2.3	that they are liable to be redeemed at the option of the Company;

3.2.4	that they are liable to be redeemed at the option of the holder; and/or

3.2.5	with any such other preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, conversion or otherwise, as the Directors by resolution shall determine.

The Directors are authorised to change the designations, rights, preferences and limitations of any series of preferred shares theretofore established, no shares of which have been issued.

3.3	The following rights shall attach to the Deferred Shares:

3.3.1	the holders of the Deferred Shares shall not be entitled to receive notice of, attend, speak or vote at, any general meeting of the Company;

3.3.2	the holders of the Deferred Shares shall not be entitled to receive any dividend declared, made or paid or any return of capital (save as provided for in this Article) and shall not be entitled to any further right of participation in the assets of the Company;

3.3.3	on a winding up of the Company, or other return of capital by the Company (other than on a redemption of any class of shares in the capital of the Company), the holders of the Deferred Shares shall be entitled to participate in such winding up or return of capital, provided that such entitlement shall be limited to the repayment of the amount paid up or credited as paid up on the Deferred Shares and shall be paid only after the holders of the Ordinary Shares shall have received payment in respect of such amount as is paid up or credited as paid up on the Ordinary Shares held by them at that time, plus the payment in cash of US$5,000,000 on each such Ordinary Share; and

3.3.4	the Company as agent for the holders of Deferred Shares shall have the irrevocable authority to authorise and instruct the secretary (or any other person as the Directors determine) to acquire, or to accept the surrender of, the Deferred Shares for no consideration or for valuable consideration and to execute on behalf of such holders such documents as are necessary in connection with such acquisition or surrender, and pending such acquisition or surrender to retain the certificates, to the extent issued, for such Deferred Shares. Any request by the Company to acquire, or for the surrender of, any Deferred Shares may be made by the Directors depositing at the office a notice addressed to such person as the Directors shall have nominated on behalf of the holders of Deferred Shares. A person whose shares have been acquired or surrendered in accordance with this Article 3.3 shall cease to be a holder of such Deferred Shares but shall notwithstanding remain liable to pay the Company all monies which, at the date of acquisition or surrender, were payable by him or her to the Company in respect of such shares, but his or her liability shall cease if and when the Company has received payment in full of all such monies in respect of such shares.

4	Rights of Shares on Issue

Without prejudice to any special rights conferred on the Holders of any existing shares or class(es) of shares, and subject to the provisions of the Act any share may be issued with such rights or restrictions (except, in the case of any share to be listed on the Stock Exchange, restrictions on transferability) as the Company may by ordinary resolution determine.

5	Redeemable Shares

Subject to the provisions of the Act any shares may be issued on the terms that they are, or, at the option of the Company or the Holder are, liable to be redeemed on such terms and in such manner as the Company may determine. Subject as aforesaid, the Company may cancel any shares so redeemed or may hold same as Treasury Shares with liberty to re-issue the same.

6	Allotment of Shares

6.1	Subject to the provisions of the Act relating to authority, pre-emption or otherwise in regard to the issue of new shares and to any resolution of the Company in general meeting passed pursuant thereto, all unissued shares (including, without limitation, Treasury Shares) shall be at the disposal of the Directors, and (subject to the provisions of the Act) they may allot, grant options over, or rights to acquire, or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company.

6.2	Without prejudice to the generality of the powers conferred on the Directors by other provisions of this Article 6 and Article 7 and the powers and rights of the Directors under or in connection with any share option schemes, share incentives or arrangements which were adopted or entered into by the Company on or prior to the adoption of these Articles, the Directors may from time to time grant options to subscribe or rights to acquire, for the unallotted shares in the capital of the Company to persons in the service or employment of the Company or any subsidiary or associated company of the Company (including Directors holding executive offices) on such terms and subject to such conditions as the members of the Company in general meeting may from time to time approve.

6.3	The Company may issue warrants to subscribe (by whatever name they are called) to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees) certifying the right of the registered holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

7	Section 1023 Authority

7.1	Subject to the Directors being generally authorised pursuant to Section 1021 of the Act and to the passing of a special resolution of the Company empowering the Directors so to do, the Directors may, pursuant to and subject to the provisions of Section 1023 of the Act, for the duration of each Allotment Period, allot equity securities (as defined by Section 1023 of the Act) for cash pursuant to the authority conferred by the said Section 1021, and the Directors may allot and issue Treasury Shares for cash, in each case as if the said as if Section 1022 did not apply to any such allotment, provided that such power shall be limited to:

7.1.1	the allotment of equity securities (including without limitation, Treasury Shares) in connection with a Pre-emptive Issue;

7.1.2	the allotment (otherwise than pursuant to Article 7.1.1) of equity securities up to an aggregate nominal amount equal to the Section 1023 Amount for the time being in force;

7.1.3	the allotment of equity securities to any persons having a right to subscribe for or convert securities into Ordinary Shares (including, without limitation, any holders of options under any of the Company’s share option schemes and / or share incentive plan for the time being).

7.2	Before the expiry of any Allotment Period the Company may make an offer or agreement which would or might require equity securities (as defined by Section 1023 of the Act) or other relevant securities (as defined by the Section 1021 of the Act) to be allotted after such expiry. The Directors may allot equity securities and / or other relevant securities in pursuance of that offer or agreement as if the Allotment Period during which that offer or agreement was made had not expired.

7.3	In this Article 7:

“Allotment Period”, means any period for which the authority provided for in Section 1023 is renewed or otherwise granted by special resolution of the Company in general meeting;

“Pre-emptive Issue”, means an offer of equity securities to the Holders of Ordinary Shares or an invitation to the Holders of Ordinary Shares (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) to apply to subscribe for equity securities (whether by way of rights issue, open offer or otherwise) where the equity securities respectively attributable to the interests of the Holders of Ordinary Shares are proportionate (as nearly as practicable) to the respective numbers of Ordinary Shares held by them, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any territory or the requirements of any regulatory body or stock exchange; and

“Section 1023 Amount”, shall, for any Allotment Period, be the amount so stated in the relevant special resolution granting or renewing the power pursuant to Section 1023.

8	Variation of Rights

8.1	Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of that class and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. The quorum at any such meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class and the quorum at an adjourned meeting shall be one person holding shares of the class or his proxy.

8.2	Unless otherwise provided by the rights attached to any shares and without prejudice to any such provisions, the rights attaching to any shares (the “Existing Shares”) shall be deemed to be varied by:

8.2.1	the reduction of the capital paid up on the Existing Shares; or

8.2.2	the allotment of any shares, created after the date of first creation of the class of the Existing Shares, which (a) rank in priority to the Existing Shares for payment of a dividend or in respect of capital, or (b) confer on the Holders thereof voting rights more favourable than those conferred by the Existing Shares;

but shall not otherwise be deemed to be varied by the creation or issue of further shares or by any purchase or redemption by the Company of any of its own shares.

9	Purchase of Own Shares

9.1	Subject to the provisions of, and to the extent permitted by, the Act and to any rights conferred on the Holders of any class of shares and to the following Articles of this Article, the Company and / or any subsidiary (as such expression is defined by Section 7 of the Act) may purchase any of its shares of any class (“Acquired Shares” or “Acquired Share”, as appropriate) on such terms and conditions and in such manner as the Directors may from time to time determine.

9.2	Neither the Company nor the Directors shall exercise any authority granted under Section 1074 of the Act to make market purchases or overseas market purchases of its own shares unless the authority required by such Section shall have been granted by ordinary resolution of the Company.

9.3	Neither the Company nor the Directors shall be required to select the Acquired Shares to be purchased on a pro rata basis or in any particular manner as between the Holders of shares of the same class or as between the Holders of shares of different classes or in accordance with the rights as to dividends or capital attached to any class of shares.

9.4	Unless the Directors specifically elect to treat such acquisition as a purchase for the purposes of the Act, an Ordinary Share shall be deemed to be a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any person (who may or may not be a member of the Company) pursuant to which the Company acquires or will acquire Ordinary Shares, or an interest in Ordinary Shares, from such third party. In these circumstances, the acquisition of such Ordinary Shares or an interest in such Ordinary Shares by the Company, save where acquired otherwise than for valuable consideration in accordance with the Act, shall constitute the redemption of a Redeemable Share in accordance with the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any ordinary share a Redeemable Share.

10	Reissue of Treasury Shares

Where the Company has been authorised by a special resolution passed in general meeting to re-issue Treasury Shares (as provided for in Section 1078 of the Act) the Company may re-issue such Treasury Shares in accordance with such authority and in such manner as the Directors of the Company may from time to time determine and the Directors may resolve to permit the re-issue of Treasury Shares to be paid for in a currency or currencies other than euro and, in such cases, the payment shall be subject to the conversion rate or rates as may be determined by the Directors in relation thereto.

11	Trusts Not Recognised

No person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder. This shall not preclude the Company from requiring a Holder or a transferee to furnish the Company with information as to the beneficial ownership of any share or information as to any person who has an Interest in any such share and the nature and extent of the Interest of each such person when such information is reasonably required by the Company or is required in accordance with Article 12.

12	Disclosure of Interests

12.1	Notwithstanding the provisions of the immediately preceding Article, the Directors may at any time and from time to time if, in their absolute discretion, they consider it to be in the interests of the Company to do so, give a notice to the Holder or Holders of any share (or any of them) requiring such Holder or Holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than fourteen days) of full and accurate particulars of all or any of the following matters, namely:

12.1.1	his Interest in such share;

12.1.2	if his Interest in the share does not consist of the entire beneficial interest in it, the Interests of all persons having any beneficial interest (direct or indirect) in the share (provided that one joint Holder of a share shall not be obliged to give particulars of Interests of persons in the share which arise only through another joint Holder);

12.1.3	any arrangements (whether legally binding or not) entered into by him or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the Holder of such share can be required to transfer the share or any Interest therein to any person (other than a joint Holder of the share) or to act in relation to any meeting of the Company or of any class of shares of the Company in a particular way or in accordance with the wishes or directions of any other person (other than a person who is a joint Holder of such share); and

12.1.4	any information which the Company is entitled to seek pursuant to Section 1062 of the Act.

12.2	If, pursuant to any notice given under Article 12.1, the person stated to own any beneficial interest in a share or the person in favour of whom any Holder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in Article 12.1.3, is a body corporate, trust, society or any other legal entity or association of individuals and / or entities, the Directors may at any time and from time to time if, in their absolute discretion, they consider it to be in the best interests of the Company to do so, give a notice to the Holder or Holders of such share (or any of them) requiring such Holder or Holders to notify the Company in writing within such period as may be specified in such notice (which shall not be less than fourteen days) of full and accurate particulars of the names and addresses of the individuals who control (whether directly or indirectly and through any number of vehicles, entities or arrangements) the beneficial ownership of all the shares, interests, units or other measure of ownership of such body corporate, trust, society or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside provided that if at any stage of such chain of ownership the beneficial interest in any share shall be established to the satisfaction of the Directors to be in the ownership of (x) any body corporate whose ordinary shares are listed or admitted to or dealt in on any bona fide stock exchange, securities market or over-the-counter exchange, (y) a mutual assurance company, or (z) a bona fide charitable trust or foundation, it shall not be necessary to disclose details of the individuals ultimately controlling the beneficial interests in the shares of such body corporate, trust, society or other entity or association.

12.3	The Directors may, if they think fit, give notices under Article 12.1 and Article 12.2 at the same time on the basis that the notice given pursuant to Article 12.2 shall be contingent upon disclosure of certain facts pursuant to a notice given pursuant to Article 12.1.

12.4	The Directors may (before or after the receipt of any written particulars under this Article) require any such particulars to be verified by statutory declaration.

12.5	The Directors may serve any notice pursuant to the terms of this Article irrespective of whether or not the Holder on whom it shall be served may be dead, bankrupt, insolvent or otherwise incapacitated and no such incapacity or any unavailability of information or inconvenience or hardship in obtaining the same shall be a satisfactory reason for failure to comply with any such notice provided that if the Directors in their absolute discretion think fit, they may waive compliance in whole or in part with any notice given under this Article in respect of a share in any case of bona fide unavailability of information or genuine hardship or where they otherwise think fit but no such waiver shall in any way prejudice or affect any non-compliance not so waived whether by the Holder concerned or any other joint Holder of the share or by any person to whom a notice may be given at any time.

12.6	For the purpose of establishing whether or not the terms of any notice served under this Article shall have been complied with, the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

12.7	The provisions of this Article 12 and Article 13 are in addition to, and do not limit, any other right or power of the Company, including any right vested in or power granted to the Company by the Act.

13	Restriction of Rights

13.1	If at any time the Directors shall determine that a Specified Event (as defined by Article 13.7) shall have occurred in relation to any share or shares, the Directors may serve a notice to such effect on the Holder or Holders thereof. Upon the expiry of fourteen days from the service of any such notice (in these Articles referred to as a “Restriction Notice”), for so long as such Restriction Notice shall remain in force:

13.1.1	no Holder or Holders of the share or shares specified in such Restriction Notice (in these Articles referred to as “Specified Shares”) shall, in relation to its Specified Shares, be entitled to attend, speak or vote either personally, by representative or by proxy at any general meeting of the Company or at any separate general meeting of the class of shares concerned or to exercise any other right conferred by membership in relation to any such meeting; and

13.1.2	the Directors shall, where the Specified Shares represent not less than 0.25 per cent. of the class of shares concerned, be entitled:

(a)	to withhold payment of any dividend or other amount payable (including shares issuable in lieu of dividend) in respect of the Specified Shares; and / or

(b)	to refuse to register any transfer of the Specified Shares or any renunciation of any allotment of new shares or debentures made in respect thereof unless such transfer or renunciation is shown to the satisfaction of the Directors to be a bona fide transfer or renunciation to another beneficial owner unconnected with the Holder or Holders or any person appearing to have an interest in the Specified Shares (subject always to the provisions of Article 13.3 and Article 13.8).

13.2	A Restriction Notice shall be cancelled by the Directors not later than seven days after the Holder or Holders or other relevant person concerned shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice given in respect of any Specified Share as a result of a Specified Event described in Article 13.7.2 or Article 13.7.3, shall automatically be deemed to be cancelled on receipt by the Directors of evidence satisfactory to them that the Specified Share has been sold on a bona fide transfer or renunciation to another beneficial owner unconnected with the Holder or Holders or any person appearing to have an interest in the Specified Shares (subject always to the provisions of Article 13.3 and Article 13.8) or upon registration of a transfer of such share.

13.3	A Restriction Notice shall not cease to have effect in respect of any transfer where no change in the beneficial ownership of the share shall occur and for this purpose, without prejudice to the generality of the foregoing provisions, it shall be assumed that no such change has occurred where a transfer form in respect of the share is presented for registration having been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee claiming to be entitled to such reduced rate as a result of the transfer being one where no beneficial interest passes.

13.4	The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of the Specified Shares and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice. Any determination of the Directors and any notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

13.5	If, while any Restriction Notice shall remain in force in respect of any Specified Shares, any further shares shall be issued in respect thereof pursuant to a capitalisation issue made in pursuance of these Articles (including, without limitation, any capitalisation effected pursuant to the provisions of Article 109), the Restriction Notice shall be deemed also to apply in respect of such further shares which shall as from the date of issue thereof form part of the Specified Shares for all purposes of this Article.

13.6	On the cancellation of any Restriction Notice the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the Specified Shares as of the record date for any such dividend so withheld, all such amounts as have been withheld pursuant to the provisions of this Article subject always to the provisions of Article 116 which shall be deemed to apply, mutatis mutandis, to any amount so withheld.

13.7	For the purposes of these Articles, the expression “Specified Event” in relation to any share shall mean any of the following events:

13.7.1	the failure of the Holder or Holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment;

13.7.2	the failure by the Holder thereof or any of the Holders thereof to comply, to the satisfaction of the Directors, with all or any of the terms of Article 12 in respect of any notice or notices given to him or any of them thereunder; or

13.7.3	the failure by the Holder thereof or any of the Holders thereof or any other person to comply, to the satisfaction of the Directors, with the terms of any notice given to him or any of them pursuant to the provisions of Section 1062 of the Act.

13.8	For the purposes of Article 13.1.2(b) and Article 13.2 the Directors shall be required to accept as a bona fide transfer to another beneficial owner, any transfer which is presented for registration in pursuance of:

13.8.1	any bona fide sale made on any bona fide stock exchange, securities market or over-the-counter exchange; or

13.8.2	the acceptance of any general offer made to all the Holders of any class of shares in the capital of the Company.

14	Payment of Commission

The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

PART III - SHARE CERTIFICATES

15	Issue of Certificates

15.1	With effect from the date of adoption of these Articles and unless otherwise determined by the Directors or by the rights attaching to or the terms of issue of any particular shares, or to the extent required by the Act, any stock exchange, depository, central securities depository or any operator of any clearance or settlement system: (i) shares in the capital of the Company shall be issued in registered form and (ii) no person whose name is entered as a member in the Register shall be entitled to receive a share certificate for any shares of any class held by him or her in the capital of the Company (nor on transferring part of a holding, to a certificate for the balance).

15.2	Delivery of a certificate to one joint Holder shall be a sufficient delivery to all of them.

15.3	The Company shall not be bound to register more than four persons as joint Holders of any share (except in the case of executors or trustees of any deceased member).

15.4	Every certificate shall be sealed with one of the Seals and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon.

16	Balance and Exchange Certificates

16.1	Where some only of the shares comprised in a share certificate are transferred, the old certificate shall be cancelled and a new certificate for the balance of such shares shall be issued in lieu without charge.

16.2	Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge unless the Directors otherwise determine. If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

17	Replacement of Certificates

17.1	If a share certificate is defaced, worn-out, lost, stolen or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional out of pocket expenses incurred by the Company as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

PART IV - LIEN ON SHARES

18	Extent of Lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all monies (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors at any time may declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a share shall extend to all monies payable in respect of it.

19	Power of Sale

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice is not complied with the shares may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death, insolvency or bankruptcy of the Holder or who otherwise becomes entitled to the share by operation of law or regulation (whether of the State or otherwise), demanding payment.

20	Power to Effect Transfer

To give effect to a sale pursuant to Article 19, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase monies nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company only. The Directors may, if deemed necessary or desirable, also change, or procure the changing of any share held in uncertificated form to be sold pursuant to the provisions of this Part IV into certificated form prior to any such sale and may, or may authorise any person or persons to execute and do all such documents, acts and things as may be required in order to effect such change.

21	Proceeds of Sale

The net proceeds of any sale effected pursuant to Article 19, after payment of any costs incurred in connection with such sale, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of any certificate for the shares sold and subject to a like lien for any monies not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

PART V - CALLS ON SHARES AND FORFEITURE

22	Making of Calls

22.1	Subject to the terms of allotment, the Directors may make calls upon the members in respect of any monies unpaid on their shares (whether in respect of nominal value or premium) and each member (subject to receiving at least fourteen Clear Days' notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of a sum due thereunder, be revoked in whole or in part and payment of a call may be postponed by the Directors in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22.2	On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the member sued is entered in the Register as the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

23	Time of Call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

24	Liability of Joint Holders

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

25	Interest on Calls

If a call remains unpaid after it has become due and payable, the person or persons from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

26	Instalments Treated as Calls

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

27	Power to Differentiate

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

28	Notice Requiring Payment

If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen Clear Days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

29	Forfeiture

If the requirements of any notice given in accordance with the immediately preceding Articles are not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, which shall specify those shares which are to be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before the forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

30	Power of Disposal

Subject to the provisions of the Act a share forfeited (or surrendered in lieu thereof) may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine, either to the person who was before the forfeiture the Holder or to any other person. At any time before any such sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and the person to whom the share is disposed of shall be registered as the Holder of the share and shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, surrender, sale, re-allotment or other disposal of the share.

31	Effect of Forfeiture or Surrender

A person any of whose shares have been forfeited or surrendered, shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificates for the shares forfeited or surrendered but shall remain liable to pay to the Company all monies which at the date of forfeiture or surrender were payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those monies before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture or surrender until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal. Such liability shall cease if and when the Company shall have received payment in full of all such monies in respect of the shares.

32	Statutory Declaration

A statutory declaration by a Director or the Secretary that a share has been forfeited or surrendered on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (together with the receipt of the Company for the consideration, if any, given for the share on the sale or disposition thereof and a certificate by the Company for the share delivered to the person to whom the same is sold or disposed of) constitute a good title to the share.

PART VI - TRANSFER OF SHARES

33	Transfer and Evidence of Title

33.1	Subject to such of the restrictions of these Articles, the Act, the means of transferring title and evidence thereof in respect of the shares of any member shall be either by way of an instrument in writing (in any usual or other common form which the Directors may approve) or by way of electronic means in accordance with and subject to the provisions of Article 33.3 below. The Directors may also permit title to any Ordinary Shares in the Company to be transferred without a written instrument of transfer where permitted by the Act subject to compliance with the requirements imposed under the relevant provisions of the Act and any additional requirements which the Directors may approve.

33.2	The instrument of transfer of any shares shall be executed by, or on behalf of the transferor or alternatively for and on behalf of the transferor by the Secretary (or such other person as may be nominated by the Secretary for this purpose) on behalf of the Company, and the Company, the Secretary (or relevant nominee) shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of, and on behalf of, the transferor of such share or shares all such transfer of shares held by the Holders in the share capital of the Company. An instrument of transfer need not be executed by the transferee save that if the share or shares concerned are not full paid, the instrument shall be executed by, or on behalf of, the transferor and the transferee. The transferor shall be deemed to remain the Holder of the share, or shares, until the name of the transferee is entered into the Register in respect thereof.

33.3	Notwithstanding any other provision of these Articles and subject to the regulations made under Section 1086 of the Act, title to any shares in the Company may also be evidenced and transferred without written instrument in accordance with Section 1086 of the Act or any regulations made thereunder. The Directors shall have the power to permit any class of share to be held in uncertificated form and to implement any arrangements or statutory provisions, and in particular shall, where appropriate, be entitled to disapply or modify all of part of the provisions of these Articles with respect to the requirement for written instruments of transfer and share certificated, in order to give effect to such regulations.

33.4	The Company, at its absolute discretion and insofar as the Act or any other applicable law permits may or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of Ordinary Shares on behalf of the transferee of such Ordinary Shares of the Company. If stamp duty resulting from the transfer of Ordinary Shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set off the stamp duty against an dividends payable to the transferee of those Ordinary Shares and (iii) claim a first and paramount lien on the Ordinary Shares on which stamp duty has been paid by the Company or its subsidiaries for the amount of stamp duty paid.

34	Status of Holder

The transferor of any share shall be deemed to remain the Holder of the share until the name of the transferee is inserted in the Register in respect thereof.

35	Refusal to Register Transfers

35.1	Section 95(1) of the Act shall not apply to the Company.

35.2	The Directors may, in their absolute discretion and without giving any reason, refuse to register:

35.2.1	the transfer of a share or any renunciation of any allotment made in respect of a share which is not fully paid; or

35.2.2	any transfer of a share to or by a minor or a person of unsound mind or any renunciation of a share to or by any such person,

provided that in the case of any such shares which are listed on a Stock Exchange, the Directors shall allow dealings in such shares to take place on an open and proper basis.

35.3	The Directors may also refuse to register any instrument of transfer or any renunciation of any allotment made in respect of a share (whether or not it is in respect of a fully paid share) unless it is:

35.3.1	duly stamped and it is lodged at the Office or at such other place as the Directors may appoint;

35.3.2	accompanied by the certificate (if any) for the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer or renunciation;

35.3.3	in respect of only one class of shares; and

35.3.4	in favour of not more than four transferees.

35.4	If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

36	Closing of Transfer Books

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in each year) as the Directors may determine.

37	Absence of Registration Fees

Notwithstanding Section 95(2)(a) of the Act, no fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

38	Retention of Transfer Instruments

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

39	Renunciation of Allotment

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person.

PART VII - TRANSMISSION OF SHARES

40	Death of a Member

If a member dies, the survivor or survivors, where he was a joint Holder, and his personal representatives, where he was a sole Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

41	Transmission on Death or Bankruptcy

A person becoming entitled to a share in consequence of the death, bankruptcy, liquidation or insolvency of a member or otherwise becoming entitled to share by operation of any law, directive or regulation (whether of the State or elsewhere) may, upon such evidence of title being produced as the Directors may reasonably require, elect either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person and if the Directors are satisfied with the evidence of title produced to them, they may register such person as the holder of the share, subject to the Act and the other provisions of these Articles. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the event giving rise to the entitlement of the relevant person to the shares had not occurred.

42	Rights before Registration

A person becoming entitled to a share by reason of any of the circumstances set out in Article 41 (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that he shall not, before being registered as the Holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within ninety days, the Directors may thereupon withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

PART VIII - ALTERATION OF SHARE CAPITAL

43	Increase of Capital

43.1	The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount and of such class or classes, as the resolution shall prescribe.

43.2	Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary share capital and shall be subject to the provisions herein contained with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

44	Consolidation, Sub-Division and Cancellation of Capital

The Company may by ordinary resolution:

44.1	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

44.2	subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each sub-divided share shall be the same as it was in the case of the share from which the sub-divided share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares held by a Holder may, as compared with the others, have any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares); or

44.3	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled.

45	Fractions on Consolidation

Subject to the provisions of these Articles, whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person and distribute the net proceeds of sale (after expenses) in due proportion among those members (save that the Directors may in any such case determine that amounts of US$20 or less shall not be distributed but shall be retained for the benefit of the Company), and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

46	Reduction of Capital

The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account or any undenominated capital in any manner and with, and subject to, any incident authorised, and consent required, by law.

PART IX - GENERAL MEETINGS

47	Annual General Meetings

Save as otherwise provided by the Act, the Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it.

48	Extraordinary General Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

49	Convening General Meetings

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default, may be convened by such requisitionists and in such manner as may be provided by the Act.

50	Notice of General Meetings

50.1	Subject to the provisions of the Act allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one Clear Days’ notice and all other extraordinary general meetings shall also be called by at least twenty-one Clear Days' notice, except that it may be called by fourteen days’ notice (whether in electronic form or otherwise) where:

50.1.1	all members, who hold shares that carry rights to vote at the meeting, are permitted to vote by electronic means either before or at the meeting; and

50.1.2	a special resolution reducing the period of notice to fourteen days has been passed at the immediately preceding annual general meeting, or at a general meeting held since that annual general meeting.

50.2	Any notice convening a general meeting shall specify the time and place of the meeting (including without limitation any satellite meeting place arranged for the purposes of Article 50.4, which shall be identified as such in the notice) and the general nature of the business to be transacted. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting, or in respect of whom notice has been duly given to the Company in accordance with Articles 53 and 54 of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share by reason of the death or bankruptcy of a member and to the Directors and the Auditors.

50.3	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

50.4	The Directors may, for the purpose of controlling the level of attendance and / or ensuring the safety of those attending at any place specified for the holding of a general meeting, from time to time make such arrangements as the Directors shall in their absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in place thereof. The entitlement of any member or proxy to attend a general meeting at such place shall be subject to any such arrangements as may be for the time being approved by the Directors and by the notice of meeting stated to apply to that meeting. In the case of any general meeting to which such arrangements apply the Directors may, when specifying the place of the general meeting:

50.4.1	direct that the meeting shall be held at a place specified in the notice at which the chairperson of the meeting shall preside (“Principal Place”); and

50.4.2	exclude certain members from attending the meeting at the Principal Place and make arrangements for simultaneous attendance and participation at other satellite places by these members otherwise entitled to attend the general meeting but excluded therefrom under the provisions of this Article or who wish to attend at any of such other satellite places, provided that persons attending at the Principal Place and at any of such other satellite places shall be able to see and hear and be seen and heard by persons attending at the Principal Place and at such other satellite places by any means including electronic means such as video links.

50.5	Such arrangements for simultaneous attendance may include arrangements for controlling the level of attendance in any manner aforesaid at such other satellite places provided that they shall operate so that any such excluded members as aforesaid are able to attend at one of such other satellite places. For the purposes of all other provisions of these Articles any such meeting shall be treated as being held and taking place at the Principal Place and the members present in person or by proxy at the other satellite places shall be counted in the quorum for, and entitled to vote at, the general meeting in question and that meeting shall be duly constituted and its proceedings valid.

50.6	The Directors may direct that any person wishing to attend any meetings should provide such evidence of identity and submit to such searches or other security arrangements or restrictions as the Directors shall consider appropriate in the circumstances and shall be entitled in their absolute discretion to refuse entry to any meeting to any person who fails to provide such evidence of identity or to submit to such searches or otherwise to comply with such security arrangements or restrictions. If it appears to the chairperson of the general meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes referred to in Article 50.4, then the chairperson may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the time of that adjournment shall be valid. The provisions of Article 57 shall apply to that adjournment.

50.7	Subject to the provisions of the Act concerning general meetings, the Directors may resolve to enable attendance at all general meetings (including annual, extraordinary and class meetings of the members of the Company) by the use of a webcast, conference telephone or any other type of electronic means provided that the members (whether present in person, by proxy or by authorised representative), other persons entitled to attend such meetings and the Auditors have been notified of the convening of the meeting and the availability of the webcast, conference telephone or other type of electronic means for the meeting and, if present at the meeting as herein provided, can hear and speak at the meeting. Such participation in a meeting shall constitute presence and attendance in person at the meeting and the persons in attendance may be situated in any part of the world for any such meeting.

51	Change in Venue or Time of Meeting

51.1	If, after the sending of a notice of a general meeting but before the meeting is held, or after the adjournment of a general meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Directors decide that it is impracticable or unreasonable, for a reason beyond their control, to hold the meeting at the declared place (or any of the declared places, in the case of a meeting to which Article 50.4 applies) and / or time, they may change the place (or any of the places in the case of a meeting to which Article 50.4 applies) and / or postpone the time at which the meeting is to be held. If such a decision is made, the Directors may then change the place (or any of the places, in the case of a meeting to which Article 50.4 applies) and / or postpone the time again if it decides that this is reasonable to do so. In either case:

51.1.1	no new notice of the meeting need be sent but the Directors shall, if practicable, advertise the date, time and place of the meeting in at least two newspapers having a national circulation and shall make arrangements for notices of the change of place and / or postponement to appear at the original place and time; and

51.1.2	a proxy appointment in relation to the meeting may, if by means of an instrument in physical form, be delivered to the Office or to such other place as may be specified by or on behalf of the Company in accordance with Article 67 or, if in electronic form, be received at the address and in the manner specified by or on behalf of the Company in accordance with Article 67 at any time not later than the latest time approved by the Directors (subject to the requirements of the Act), and in default shall not be treated as valid.

PART X - PROCEEDINGS AT GENERAL MEETINGS

52	Quorum for General Meetings

52.1	No business other than the appointment of a chairperson shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Except as provided in relation to an adjourned meeting, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate member, shall be a quorum.

52.2	If such a quorum is not present within five minutes (or such longer time not exceeding 30 minutes as the chairperson of the meeting may decide) from the time appointed for the meeting, the meeting, if convened on the requisition of members, shall be dissolved and in any other case, shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the chairperson of the meeting may determine.

53	Order of Business

53.1	At any annual general meeting of the members, only such nominations of individuals for election to the board of Directors shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual general meeting, and for other business to be properly brought before an annual general meeting, such nominations and other business must be: (a) specified in the Company’s notice of meeting (or any supplement thereto) given by or at the direction of the board of Directors; (b) otherwise made at the annual general meeting by or at the direction of the board of Directors; or (c) otherwise properly requested to be brought before the annual general meeting by a member of the Company in accordance with Articles 53 and 54. For nominations of individuals for election to the board of Directors or other business to be properly requested by a member to be made at or brought before an annual general meeting pursuant to clause (c) above, a member must: (i) be a Holder at the time of giving of notice of such annual general meeting by or at the direction of the board of Directors, on the record date for determination of members entitled to vote at such meeting, and at the time of the annual general meeting; (ii) be entitled to vote at such annual general meeting; and (iii) comply with the procedures set forth in these Articles as to such nomination or other business. This Article 53.1 shall be the exclusive means for a member to make nominations or to bring other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Company’s notice of meeting) before an annual general meeting of members.

53.2	At any extraordinary general meeting of the members, only such business shall be conducted or considered as shall have been properly brought before the meeting. To be properly brought before an extraordinary general meeting, such business must be: (a) specified in the Company’s notice of meeting (or any supplement thereto) given by or at the direction of the board of Directors; (b) otherwise brought before the extraordinary general meeting by or at the direction of the board of Directors; or (c) otherwise properly brought before the extraordinary general meeting by a member of the Company pursuant to the valid exercise of power granted to them under Section 178 of the Act to submit a requisition to the Company to convene an extraordinary general meeting (such requisition, an “EGM Request”) and in accordance with Articles 53 and 54; provided, however, that nothing herein shall prohibit the board of Directors from submitting additional matters to members at any such extraordinary general meeting. Nominations of individuals for election to the board of Directors may be made at an extraordinary general meeting of members at which Directors are to be elected pursuant to the Company’s notice of meeting: (a) by or at the direction of the board of Directors; or (b) by any member of the Company who: (i) is a Holder at the time of giving of notice of such extraordinary general meeting, on the record date for determination of members entitled to vote at such meeting, and at the time of the extraordinary general meeting; (ii) is entitled to vote at the meeting; and (iii) complies with the procedures set forth in these Articles as to such nomination.

53.2.1	A beneficial owner who wishes to deliver an EGM Request must cause the nominee or other person who serves as the Holder of such beneficial owner’s shares of the Company to sign the EGM Request. If a Holder is the nominee for more than one beneficial owner of shares of the Company, the Holder may deliver an EGM Request solely with respect to the shares of the Company beneficially owned by the beneficial owners who are directing the Holder to sign such EGM Request.

53.2.2	This Article 53.2 shall be the exclusive means for a member to make nominations or to bring other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Company’s notice of meeting) before an extraordinary general meeting of members. For the avoidance of doubt, nothing in these Articles shall be construed to confer on any member the right to request an extraordinary general meeting or to make nominations or to bring any other business at any extraordinary general meeting (whether requisitioned by members pursuant to an EGM Request or otherwise), or to expand any rights that members have with respect to any extraordinary general meeting that is held in connection with an EGM Request (including any such extraordinary general meeting that is convened by the board of Directors in response to an EGM Request) beyond those rights provided to members under Section 178 of the Act.

53.3	Except as otherwise provided by the Act, the memorandum of association or these Articles, the chairperson of any annual or extraordinary general meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with these Articles and, if any proposed nomination or other business is not in compliance with these Articles, to declare that no action shall be taken on such nomination or other business and such nomination or other business shall be disregarded.

54	Advance Notice of Member Business and Nominations

54.1	Without qualification or limitation, for any nominations or any other business to be properly brought before an annual general meeting by a member pursuant to Article 53.1, the member must have given timely notice thereof in writing to the Secretary in proper form, and in accordance with this Article 54.

54.1.1	To be timely, a member’s notice shall be delivered to the Secretary at the Office not earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual general meeting (which first anniversary date shall, for the purposes of the Company’s first annual general meeting held after the Effective Time (the “First Annual Meeting”), be deemed to be April 26, 2025); provided, however, that in the event that no annual general meeting was held in the previous year (other than in connection with the First Annual Meeting) or the date of the annual general meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the member must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to the date of such annual general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such annual general meeting or, if the first Public Announcement of the date of such annual general meeting is less than one hundred (100) days prior to the date of such annual general meeting, the tenth (10th) day following the day on which Public Announcement of the date of such meeting is first made by the Company. In no event shall any adjournment, recess, rescheduling or postponement of an annual general meeting, or the Public Announcement thereof, commence a new time period for the giving of a member’s notice as described above. For the avoidance of doubt, a member shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Articles.

54.1.2	Notwithstanding anything in Article 54.1.1 to the contrary, in the event that the number of Directors to be elected to the board of Directors is increased by the board of Directors, and there is no Public Announcement by the Company naming all of the nominees for Director or specifying the size of the increased board of Directors at least ten (10) days prior to the deadline for nominations that would otherwise be applicable under this Article 54.1, a member’s notice required by this Article 54.1 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the Office not later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Company.

54.2	Subject to Article 54.8, but otherwise without qualification or limitation, for any business to be properly requested to be brought before an extraordinary general meeting by a member, the member must have given timely notice thereof in writing to the Secretary in proper form and in accordance with this Article 54, and such business must otherwise be a proper matter for member action.

54.2.1	Subject to Article 54.8, in the event an extraordinary general meeting of members is called by a member of the Company pursuant to an EGM Request, a purpose of which is the election of one or more Directors to the board of Directors, the right of any member to nominate an individual or individuals (as the case may be) for election to such position(s) as specified in the Company’s notice of meeting shall be subject to such member having given timely notice thereof. To be timely, a member’s notice shall be delivered to the Secretary at the Office not earlier than the close of business on the one hundred and twentieth (120th) day prior to the date of such extraordinary general meeting and not later than the close of business on the later of the ninetieth (90th) day prior to the date of such extraordinary general meeting or, if the first Public Announcement of the date of such extraordinary general meeting is less than one hundred (100) days prior to the date of such extraordinary general meeting, the tenth (10th) day following the day on which Public Announcement is first made of the date of the extraordinary general meeting and, if applicable, of the nominees proposed by the board of Directors to be elected at such meeting. In no event shall any adjournment, recess, rescheduling or postponement of an extraordinary general meeting of members, or the Public Announcement thereof, commence a new time period for the giving of a member’s notice as described above. For the avoidance of doubt, a member shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Articles.

54.2.2	Notwithstanding anything in Article 54.2.1 to the contrary, in the event that the number of Directors to be elected to the board of Directors is increased by the board of Directors, and there is no Public Announcement by the Company naming all of the nominees for Director or specifying the size of the increased board of Directors at least ten (10) days prior to the deadline for nominations that would otherwise be applicable under this Article 54.2, a member’s notice required by this Article 54.2 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the Office not later than the close of business on the tenth (10th) day following the day on which such Public Announcement is first made by the Company.

54.3	Without prejudice to the generality of Article 12, to be in proper form, a member’s notice pursuant to Article 53 or this Article 54 must include the following, as applicable:

54.3.1	As to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or business is brought, as applicable, a member’s notice must set forth: (i) the name and address of such member, as they appear on the Register, of such beneficial owner, if any, and any persons that are acting in concert therewith; (ii) a representation that the member giving the notice is a Holder of shares carrying voting rights entitled to vote at such meeting, will continue to be a Holder of shares carrying voting rights entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to make such nomination or to propose such business; (iii) (A) the class or series and number of shares of the Company which are, directly or indirectly, owned of record and owned beneficially by such member, such beneficial owner and their respective affiliates or associates, or others acting in concert therewith, (B) any option, warrant, convertible security, share appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any security of the Company or with a value derived, in whole or in part, from the value of any security of the Company, or any derivative or synthetic arrangement having the characteristics of a long position in any security of the Company, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any security of the Company, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any security of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying securities of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder, the beneficial owner, if any, or any of their respective affiliates or associates, or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of securities of the Company (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such member, the beneficial owner, if any, or any of their respective affiliates or associates, or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith has or pursuant to any proxy, contract, understanding or relationship may acquire any right to vote any security of the Company, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, directly or indirectly, the intent, purpose or effect of which may be to mitigate loss to, transfer to or from any such person, in whole or in part, any of the economic consequences of ownership, or reduce the economic risk (of ownership or otherwise) of any security of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, with respect to any security of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any securities of the Company (any of the foregoing, a “Short Interest”); (E) any rights to dividends on the shares of the Company owned beneficially by such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, that are separated or separable from the underlying shares of the Company; (F) any proportionate interest in securities of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership or similar entity in which such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner or is the manager or managing member or, directly or indirectly, beneficially owns any interest in the manager or managing member of such general or limited partnership or similar entity; (G) any performance-related fees (other than an asset-based fee) that such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, is entitled to based on any increase or decrease in the value of securities of the Company or Derivative Instruments or Short Interests, if any; (H) any direct or indirect interest, including significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Company held by such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith and (I) any direct or indirect interest of such member, such beneficial owner and their respective affiliates or associates, or others acting in concert therewith, in any contract with, or any litigation involving, the Company, any affiliate of the Company or any principal competitor of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) (sub-clauses (A) through (I) above of this Article 54.3.1 shall be referred, collectively, as the “Ownership Information”); (iv) if any such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, intends to engage in a solicitation with respect to a nomination or other business pursuant to this Article 54, a statement disclosing the name of each participant in such solicitation (as defined in Item 4 of Schedule 14A under the Exchange Act) and if involving a nomination a representation that such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert, therewith intends to deliver a proxy statement and form of proxy to holders of at least sixty-seven percent (67%) of the shares carrying voting rights; (v) a certification that each such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, has complied with all applicable legal requirements in connection with its acquisition of shares or other securities of the Company and such person’s acts or omissions as a member of the Company; (vi) the names and addresses of other members (including beneficial owners) known by any such member, such beneficial owner or any of their respective affiliates or associates, or others acting in concert therewith, to financially or otherwise materially support (it being understood, for example, that statement of an intent to vote for, or delivery of a revocable proxy to such proponent, does not require disclosure under this section, but solicitation of other members by such supporting member would require disclosure under this section) such nomination(s) or proposal(s), and to the extent known the class and number of all shares of the Company’s share capital owned beneficially or of record by, and any other information contemplated by clause (iii) of this Article 54.3.1 with respect to, such other member(s) or other beneficial owner(s); (vii) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) of the Exchange Act or an amendment pursuant to Rule 13d-2(a) of the Exchange Act if such a statement were required to be filed under the Exchange Act and the rules and regulations promulgated thereunder by such member, such beneficial owner and their respective affiliates or associates, or others acting in concert therewith, if any; and (viii) any other information relating to such member, such beneficial owner or any of their respective affiliates or associates or others acting in concert therewith, if any, that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the business proposal and/or for the election of Directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

54.3.2	If the notice includes any business other than a nomination of a Director or Directors that the member proposes to bring before the meeting, a member’s notice must, in addition to the matters set forth in Article 54.3.1, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such member, such beneficial owner and each of their respective affiliates or associates or others acting in concert therewith, if any, in such business; (ii) the text of the business proposal (including the text of any resolutions proposed for consideration and, in the event that such proposal includes a proposal to amend the Articles, the text of the proposed amendment); and (iii) a description of all agreements, arrangements and understandings between such member, such beneficial owner and each of their respective affiliates or associates or others acting in concert therewith, if any, on the one hand, and any other person or persons (including their names), on the other hand, in connection with the business proposal by such member;

54.3.3	As to each individual, if any, whom the member proposes to nominate for election or re-election to the board of Directors, a member’s notice must, in addition to the matters set forth in Article 54.3.1, also set forth: (i) the name, age, business and residence address of such person; (ii) the principal occupation or employment of such person (present and for the past five (5) years); (iii) the completed and signed questionnaire and representation agreement required by Article 54.9; (iv) all information relating to such individual that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such individual’s written consent to being named in a proxy statement as a nominee) and a written statement of intent to serve as a Director for the full term if elected; and (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such member and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all biographical and related party transaction and other information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K under the Exchange Act if the member making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a Director or executive officer of such registrant;

54.3.4	In addition, to be considered timely, a member’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the Holders entitled to notice of the meeting (or any adjournment, recess, rescheduling or postponement thereof) and as of the date that is ten (10) days prior to the meeting (or any adjournment, recess, rescheduling or postponement thereof), and such update and supplement shall be delivered to the Secretary at the Office not later than (a) the later of (i) ten (10) days after the record date for determining the Holders entitled to notice of the meeting (or any adjournment, recess, rescheduling or postponement thereof) or (ii) the first Public Announcement of the date of notice of such record date in the case of the update and supplement required to be made as of the record date, and (b) not later than eight (8) days prior to the date for the meeting (or any adjournment, recess, rescheduling or postponement thereof) in the case of the update and supplement required to be made as of ten (10) days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof. The obligation to update and supplement as set forth in this Article 54.3.4 or any other Article shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a member, extend any applicable deadlines under these Articles or enable or be deemed to permit a member who has previously submitted notice under these Articles to amend or update any nomination or business proposal or to submit any new nomination or business proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the members. In addition, if the member giving the notice has delivered to the Company a notice relating to the nomination of Directors, the member giving the notice shall deliver to the Company no later than five (5) Business Days prior to the date of the meeting or, if practicable, any adjournment, recess, rescheduling or postponement thereof (or, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned, recessed, rescheduled, or postponed) reasonable evidence that it has complied with the requirements of Rule 14a-19 of the Exchange Act.

54.3.5	The Company may also, as a condition to any such nomination or business being deemed properly brought before an annual or extraordinary general meeting, require any member giving the notice and the beneficial owner, if any, on whose behalf the nomination or business proposal, as applicable, is made, or any proposed nominee to deliver to the Secretary, within five (5) Business Days of any such request, such other information as may reasonably be required by the Company or its board of Directors, in its sole discretion, to determine (a) the eligibility of such proposed nominee to serve as a Director, (b) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Company or (c) such other information that the board of Directors determines, in its sole discretion, could be material to a reasonable member’s understanding of the independence, or lack thereof, of such nominee. Notwithstanding anything to the contrary, only persons who are nominated in accordance with the procedures set forth in these Articles, including, without limitation, Article 53 and this Article 54, shall be eligible for election as Directors; and

54.3.6	Notwithstanding anything to the contrary in this Article 54, to the extent the Holder giving the notice is acting solely at the direction of the beneficial owner and not also on its own behalf or in concert with a beneficial owner, and is not an affiliate or associate or such beneficial owner, information otherwise required by clauses (iii), (iv), (v) and (vi) of Article 54.3.1 shall not be required of or with respect to such Holder.

54.4	Notwithstanding the provisions of these Articles, a member giving the notice shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Articles; provided, however, that any references in these Articles to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the separate and additional requirements set forth in these Articles with respect to nominations or proposals as to any other business to be considered.

54.5	Only persons who are nominated by members in accordance with the procedures set forth in Article 53 and in this Article 54 shall be eligible to be elected at an annual or extraordinary general meeting of members of the Company to serve as Directors and only such business shall be conducted at a meeting of members as shall have been brought before the meeting in accordance with the procedures set forth in Article 53 and this Article 54. The procedures set forth in Article 53 and in this Article 54 for nomination for the election of Directors by members are in addition to, and not in limitation of, any procedures now in effect or hereafter adopted by or at the direction of the board of Directors or any committee thereof.

54.6	Notwithstanding the foregoing provisions of Article 53 and this Article 54, if the member giving the notice (or a qualified representative thereof) does not appear at the annual or extraordinary general meeting of members of the Company to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company.

54.7	Except as otherwise provided by law, the board of Directors or the chairperson of the meeting shall have the power (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in Article 53 and in this Article 54 (including whether the member or beneficial owner, if any, on whose behalf the nomination or business proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such member’s nominee or business proposal in compliance with such member’s representation as required by Article 54.3.1(v)) and (b) if any proposed nomination or business was not made or proposed in compliance with Article 53 and this Article 54, or if any of the information provided to the Company pursuant to in Article 53 or this Article 54 was inaccurate, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.

54.8	Nothing in these Articles shall be deemed to affect any rights: (a) of members to request inclusion of business proposals in the Company’s proxy statement pursuant to Rule 14a-8 under the Exchange Act; (b) of the holders of any series of Preferred Shares if and to the extent provided for under law, the memorandum of association or these Articles or (c) of members of the Company to bring business before an extraordinary general meeting pursuant to the valid exercise of power granted to them under Section 178 of the Act. Subject to Rule 14a-8 under the Exchange Act, nothing in these Articles shall be construed to permit any member, or give any member the right, to include or have disseminated or described in the Company’s proxy statement any nomination of Director or Directors or any other business proposal.

54.9	To be eligible to be a nominee of any member for election or re-election as a Director, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Article 54) to the Secretary at the Office a written questionnaire with respect to the background and qualification of such individual and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made, and a written representation and agreement (in the form of such questionnaire and representation and agreement provided by the Secretary, which form shall be provided by the Secretary upon written request of any member giving the notice and the beneficial owner, if any, on whose behalf the nomination or business proposal, as applicable, is made; provided such written request identifies both the member making such request and the beneficial owner(s), if any, on whose behalf such request is being made) that such individual:

54.9.1	(1) is not and will not become a party to: (a) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company; and (b) any Voting Commitment that could limit or interfere with such individual’s ability to comply, if elected as a Director, with such individual’s fiduciary duties under applicable law; and (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein;

54.9.2	agrees to promptly provide to the Company such other information as the Company may reasonably request; and

54.9.3	in such individual’s personal capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a Director, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company publicly disclosed from time to time.

54.10	Any individual who is nominated for election to the board of Directors, including pursuant to this Article 54, shall tender an irrevocable resignation in advance of the general meeting. Unless otherwise resolved by the board of Directors, such resignation shall become effective if the board of Directors resolves that (a) the information provided to the Company by an individual who is nominated for election to the board of Directors, including pursuant to Article 53 and this Article 54 or, if applicable, by the member who nominated such individual under Article 53 and this Article 54 and the beneficial owner, if any, on whose behalf the nomination was made, was untrue in any material respect or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (b) such individual or, if applicable, the member who nominated such individual under Article 53 and this Article 54 and the beneficial owner, if any, on whose behalf the nomination was made, shall have breached any representations or obligations owed to the Company under these Articles.

55	Chairperson of General Meetings

55.1	The chairperson of the board of Directors or, in his absence, some other Director nominated by the Directors shall preside as chairperson at every general meeting of the Company. If at any general meeting none of such persons shall be present within fifteen minutes after the time appointed for the holding of the meeting and willing to act the Directors present shall elect one of their number to be chairperson of the meeting and, if there is only one Director present and willing to act he shall be chairperson.

55.2	If at any meeting no Director is willing to act as chairperson or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present (whether in person or by proxy) and entitled to vote shall choose one of the members personally present to be chairperson of the meeting.

56	Director's and Auditors' Right to Attend General Meetings

A Director shall be entitled, notwithstanding that he is not a member, to receive notice of and to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company. The Auditors shall be entitled to attend any general meeting and to be heard on any part of the business of the meeting which concerns them as the Auditors.

57	Adjournment of General Meetings

57.1	The chairperson, with the consent of a meeting at which a quorum is present, may (and shall if so directed by the meeting) adjourn the meeting to such time (or sine die) and to such place (or places where Article 50.4 applies), but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. In addition (and without prejudice to the chairperson’s power to adjourn a meeting conferred by Article 50.6), the chairperson may adjourn the meeting to another time and place (or places where Article 50.4 applies) without such consent if it appears to him that:

57.1.1	it is likely to be impractical to hold or continue that meeting because of the number of members wishing to attend who are not present;

57.1.2	the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

57.1.3	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for fourteen days or more or sine die, at least seven Clear Days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

58	Amendments to Resolutions

If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairperson of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. With the consent of the chairperson, an amendment may be withdrawn by its proposer before it is voted on. No amendment to a resolution duly proposed as a special resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error). No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on (other than a mere clerical amendment to correct a patent error) unless either (a) at least forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting at which the ordinary resolution is to be considered, notice of the terms of the amendment and the intention to move it has been delivered by means of an instrument to the Office (or to such other place as may be specified by or on behalf of the Company for that purpose), or received in an electronic communication at such address (if any) for the time being notified by or on behalf of the Company for that purpose or, (b) the chairperson in his absolute discretion decides that the amendment may be considered and voted on.

59	Determination of Resolutions

59.1	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

60	Taking of a Poll

60.1	A poll shall be taken in such manner as the chairperson directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

60.2	No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case at least seven Clear Days' notice shall be given specifying the time and place at which the poll is to be taken.

60.3	On a poll taken at a meeting of the Company or a meeting of any class of members of the Company, a member, whether present in person or by proxy, entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

60.4	Subject to such requirements and restrictions as the Directors may specify, the Company may permit members to vote by correspondence in advance of a general meeting in respect of one or more of the resolutions proposed at a meeting. Where the Company permits members to vote by correspondence, it shall only count votes cast in advance by correspondence, where such votes are received at the address and before the date and time specified by the Company, provided the date and time is no more than twenty-four hours before the time at which the vote is to be concluded.

60.5	Subject to such requirements and restrictions as the Directors may specify, the Company may permit members who are not physically present at a meeting to vote by electronic means at the general meeting in respect of one or more of the resolutions proposed at a meeting.

61	Record Dates and Votes of Members

61.1	The Directors may determine, in the case of members, that only members whose names are entered on the Register at the close of business on a particular record date chosen by the Directors are entitled to receive notice of a general meeting subject to complying with any minimum periods prescribed by the Act.

61.2	The Directors may specify in the notice of a general meeting a record date and time by which a person’s name must be entered on the Register in order for that person to have the right to attend or vote at such general meeting. Changes to the Register after the record date and time specified by virtue of this Article 61.2 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

61.3	Votes may be given either personally or by proxy or a duly authorised representative of a corporate member. Subject to any rights or restrictions for the time being attached to any class or classes of shares, every member present in person or by proxy or by duly authorised representative of a corporate member shall have one vote for every share carrying voting rights of which he is the Holder. On a poll a member entitled to more than one vote need not use all his votes or, if he votes, cast all the votes he uses, in the same way. Voting may also be undertaken by way of such electronic devices as are, for the time being and from time to time, approved by the Directors in their absolute discretion, and Article 61 to Article 63 (inclusive) shall be interpreted accordingly.

62	Voting by Joint Holders

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose, seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

63	Voting by Incapacitated Holders

63.1	A member of unsound mind, or who has made an enduring power of attorney or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote by his committee, receiver, guardian, donee of an enduring power of attorney or other person appointed by that court, and any such committee, receiver, guardian, donee of an enduring power of attorney or other person may vote by proxy.

63.2	Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at the Office or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not later than the latest time specified by the Directors (subject to the requirements of the Act) and in default the right to vote shall not be exercisable.

64	Default in Payment of Calls

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him, unless all monies then payable by him in respect of that share have been paid.

65	Time for Objection to Voting

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

66	Appointment of Proxies

66.1	Every member entitled to attend and vote at a general meeting may appoint a proxy or proxies to attend, speak and vote on his behalf, provided that where a member appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by him. The appointment of a proxy shall be in writing (in electronic form or otherwise) in any usual form or in any other form which the Directors may approve (subject to compliance with any requirements as to form prescribed by the Act and the Exchange Act and the rules and regulations promulgated thereunder). A member shall be entitled to appoint a proxy by electronic means, to an address and in the manner specified by the Company.

66.2	The appointment of a proxy, whether in physical form by means of an instrument or in electronic form shall be executed in such manner as may be approved by or on behalf of the Company from time to time. Subject thereto, the appointment of a proxy shall be executed by the appointor or any person duly authorised by the appointor or, if the appointor is a body corporate, executed by a duly authorised person or under its common seal or in any other manner authorised under its constitution. For the purposes of this Article 66, an appointment in electronic form need not comprise writing if the Directors so determine and in such a case, if the Directors so determine, the appointment need not be executed but shall instead be subject to such conditions, and authenticated in such manner, as the Directors may approve.

66.3	The Directors may, at the expense of the Company, send by post, electronic mail or otherwise, or make available appointments of proxy (with or without a pre-paid method of return) for use at any general meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of meeting and to vote thereat by proxy but the accidental omission to issue such invitations to, or the non-receipt of such invitations by, any member shall not invalidate the proceedings at any such meeting.

67	Bodies corporate acting by representatives at meetings

67.1	Any body corporate which is a member or a proxy for a member may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company or, where more than one such representative is so authorised, all or any of the rights attached to the shares in respect of which it is so authorised. Where a member appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise the rights attached to a different share or shares held by the member.

67.2	A body corporate which is an owner of a share may by resolution of its directors or other governing body authorise such person or persons as it thinks fit to act as its representative or representatives at an meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which they represent as that body corporate could exercise in accordance with Article 2.

68	Deposit of Proxy

68.1	The appointment of a proxy together with any power of attorney or other authority under which it is executed or a copy of such authority (or the information contained therein), certified notarially (or in some other way approved by the Directors) shall:

68.1.1	in the case of an appointment in physical form, be delivered personally or by post to the Office or (at the option of the member) to such other place or places (if any) as may be specified for that purpose in or by way of note to the notice convening the meeting or in the form of proxy sent by or on behalf of the Company in relation to the meeting;

68.1.2	in the case of an appointment in electronic form, be received at the number, address or identification number of a member which has been specified by or on behalf of the Company for the purpose of receiving electronic communication;

(a)	in or by way of note to the notice convening the meeting;

(b)	in any appointment of proxy sent out by the Company in relation to the meeting; or

(c)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

provided that in either such case (proxy by instrument or in electronic form):

68.2	it is so received by the Company no later than the latest time approved by the Directors (subject to the requirements of the Act) and in default shall not be treated as valid;

68.3	an appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been so received by the Company for the purposes of any meeting shall not require again to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates; and

68.4	when two or more valid but differing appointments of a proxy are received in respect of the same shares for use at the same meeting, the one bearing the later date shall be treated as replacing and revoking the other; if the appointments are undated the last one received shall be treated as valid, and if the Company is unable to determine which was the last received, none shall be treated as valid, and a certificate endorsed by the Secretary stating that the appointment is valid or invalid, as the case may be, shall be conclusive for all purposes.

68.5	The Secretary may accept any appointment of proxy submitted by facsimile, electronic mail or any other means of electronic communication approved by the Directors provided such proxy forms are received, to the satisfaction of the Secretary, in clear and legible form not later than the latest time approved by the Directors (subject to the requirements of the Act), and in default shall not be treated as valid.

68.6	Without limiting the foregoing, in relation to any Ordinary Shares which are held in uncertificated form, the Directors may, from time to time, permit appointments of proxies to be made by means of an electronic communication (that is, through the use of a secured mechanism to exchange electronic messages in such form and subject to such terms and conditions as may, from time to time, be prescribed by the Directors (subject always to the facilities and requirements of the operator of the relevant system concerned)) and may, in a similar manner, permit supplements to, or amendment or revocations of, any such proxy to be made by like means. The Directors may, in addition, prescribe the method of determining the time at which any such proxy instruction (and/or other message, instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such proxy instruction which purports to be, or is expressed to be, sent on behalf of a Holder of an Ordinary Share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

68.7	For the purposes of this Article 68, delivery of the appointment of proxy by the member shall be to such number (including identification number) or address (including any number or address used for the purpose of communication by way of electronic mail or other electronic communication) or by such other means as is notified by the Directors to the members whether by way of note to the notice conveying the meeting or otherwise. Any member directly or indirectly soliciting proxies from other members must use a proxy card colour other than white, which shall be reserved for exclusive use by the board of Directors and the Company.

69	Rights of Proxy

69.1	A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, to speak and to vote, at a general meeting of the Company.

69.2	The proxy appointment shall also, unless it provides to the contrary, be deemed to confer authority on the proxy to vote or abstain from voting as the proxy thinks fit on any amendment of a resolution and on any procedural motion or resolution put to the meeting to which it relates and on any other business not referred to in the notice of the meeting which may properly come before the meeting to which it relates.

70	Effect of Proxy Instruments

Deposit of an instrument of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. The instrument appointing a proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

71	Effect of Revocation of Proxy or Authorisation

A vote given by a proxy or the duly authorised representative of a body corporate shall be valid notwithstanding the previous determination of the authority of the person voting, provided no notice in writing (whether in electronic form or otherwise) shall have been received by the Company at the Office, or other address specified by the Company pursuant to either Article 68.1.1 or Article 68.1.2, at least three hours before the commencement of the meeting or adjourned meeting at which the appointment of proxy is to be used or at which the representative is to act.

72	Class Meetings

72.1	All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:

72.1.1	the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such Holders, one person present in person or by proxy, whatever the amount of his holding, shall be deemed to constitute a meeting; and

72.1.2	each Holder of shares of the class shall have one vote in respect of every share of the class held by him.

PART XI - DIRECTORS

73	Numbers of Directors

The number of Directors shall be as the board may determine from time to time, but shall not be more than twenty-one nor less than two unless otherwise determined by the Company in general meeting.

74	Shareholding Qualification for Directors

Directors shall not be required to hold any shares in the capital of the Company by way of qualification.

75	Remuneration of Directors

75.1	Each Director shall be paid a fee (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the Directors.

75.2	If any Director, who does not hold executive office, and who performs extra services such as acting as chairperson or deputy chairperson or service on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, the Company may further remunerate such Director either by way of salary or otherwise as the Directors may determine.

76	Expenses of Directors and Use of Company Property

76.1	The Directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

76.2	The Directors are expressly permitted (as contemplated by Section 228(1)(d) of the Act) to use the Company’s property subject to any conditions as may be set by the Directors from time to time (or as may be set pursuant to any authority delegated pursuant to Part XII of these Articles).

77	Alternate Directors

77.1	Any Director may by writing under his hand appoint any person (including another Director) to be his alternate provided always that no such appointment of a person other than a Director as an alternate shall be operative unless and until such appointment shall have been approved by resolution of the Directors.

77.2	An alternate Director shall be entitled to receive notices of all meetings of the Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present and, in the absence of his appointor, to exercise all the powers, rights, duties and authorities of his appointor as a Director (other than the right to appoint an alternate hereunder).

77.3	Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him. The remuneration of any such alternate Director shall be payable out of the remuneration paid to the Director appointing him and shall consist of such portion of the last mentioned remuneration as shall be agreed between the alternate and the Director appointing him.

77.4	A Director may at any time revoke the appointment of any alternate appointed by him. If a Director shall die or cease to hold the office of Director, the appointment of his alternate shall thereupon cease and determine but, if a Director retires by rotation or otherwise but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his re-appointment.

77.5	Any appointment or revocation by a Director under this Article shall be effected by notice in writing given under his hand to the Secretary or deposited at the Office or in any other manner approved by the Directors.

PART XII - POWERS OF DIRECTORS

78	Directors Powers

Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by special resolution, the business of the Company shall be managed by the Directors who may do all such acts and things and exercise all the powers of the Company as are not by the Act or by these Articles required to be done or exercised by the Company in general meeting. No alteration of the Memorandum of Association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

79	Power to Delegate

Without prejudice to the generality of the last preceding Article, the Directors may delegate (with power to sub-delegate) any of their powers and discretions to any managing Director or any Director holding any other executive office or to any committee consisting of one or more Directors together with such other person or persons (if any) as may be appointed to such committee by the Directors provided that a majority of the members of each committee shall at all times consist of Directors and that no resolution of any such committee shall be effective unless a majority of the members of the committee present at the meeting at which it was passed are Directors. The powers or discretions which may be delegated to any such committee shall include (without limitation) any powers and discretions whose exercise involves or may involve the payment of remuneration to, or the conferring of any other benefit on, all or any of the Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of Directors so far as they are capable of applying provided always that such committees shall have power, to the extent not inconsistent with the authority under which they are established, to set their own quorum and generally to regulate their own procedures.

80	Local Management

Without prejudice to the generality of the immediately preceding Article, the Directors may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in the State or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such annulment or variation shall be affected thereby.

81	Appointment of Attorneys

The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

82	Borrowing Powers

82.1	The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and, subject to the Act, to issue bonds, debentures, debenture stock, loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

82.2	The Directors may borrow, raise or secure the repayment of such sums in such manner and upon such terms and conditions in all respects as they think fit, and in particular by the issue of bonds, debentures, debenture stock, loan stock, or any mortgage, charge or other security on the undertaking or the whole or any part of the property of the Company (both present and future) including its uncalled capital.

Bonds, debentures, debenture stock, loan stock and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued. Subject to the provisions of the Act any debentures, debenture stock, bonds, loan stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors or otherwise.

PART XIII - APPOINTMENT, NOMINATION, RETIREMENT AND DISQUALIFICATION OF DIRECTORS

83	Retirement by Rotation

83.1	At each annual general meeting of the Company, in addition and without prejudice to the provisions of Article 88.2, one-third of the Directors or, if their number is not three or a multiple of three, the number nearest to one-third (or such greater number of Directors as shall be required to comply with the provisions of this Article 83.1) shall retire from office; provided, that each Director shall present himself for re-election at least once every three years.

83.2	Subject to the provisions of Article 83.1, the Directors to retire by rotation at any annual general meeting shall be, firstly, those who wish to retire and not be re-appointed to office, and, secondly, those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed Directors on the same day those to retire shall be determined by the Directors, and in absence of agreement among the Directors, by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the Directors at the date of the notice convening the annual general meeting. No director shall be required to retire or be relieved from retiring or be retired by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting.

83.3	A Director who retires at an annual general meeting may, if willing to act, stand for re-election. If he is not re-elected, or deemed to be re-elected or re-appointed pursuant to these Articles, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

84	Procedure if Insufficient Directors Re-elected

If:

84.1	at the annual general meeting in any year any resolution or resolutions for the election or re-election of the persons eligible for election or re-election as Directors are put to the annual general meeting and lost; and

84.2	at the end of that meeting the number of Directors is fewer than any minimum number of Directors required under Article 73, all retiring Directors who stood for re-election at that meeting (the “Retiring Directors”) shall be deemed to have been re-elected as Directors and shall remain in office, but the Retiring Directors may only:

(a)	act for the purpose of filling vacancies and convening general meetings of the Company; and

(b)	perform such duties as are appropriate to maintain the Company as a going concern and to comply with the Company’s legal and regulatory obligations.

85	Provisions for General Meeting Convened Under Article 84

85.1	The Retiring Directors shall convene a general meeting as soon as reasonably practicable following the meeting referred to in Article 84 and they shall retire from office at the conclusion of that meeting if the number of Directors elected or ratified by the Company at that meeting is equal to or more than the minimum number of Directors required under Article 73.

85.2	If at the end of the meeting convened under Article 84 the number of Directors is fewer than any minimum number of Directors required under Article 73 the provisions of Article 83 and Article 84 shall also apply in respect of such meeting.

86	Deemed Re-appointment

If the Company, at the meeting at which a Director retires by rotation, does not fill the vacancy the retiring Director shall, if willing to act, be deemed to have been re-appointed, unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the re-election of the Director is put to the meeting and lost.

87	Eligibility for Appointment

No person, other than a Director retiring by rotation or pursuant to Article 88.2, shall be elected or appointed a Director at any general meeting unless he is validly nominated for election at such general meeting in accordance with Articles 53 and 54.

88	Appointment & Nomination of Directors

88.1	Subject to Articles 73, 84, 86 and 88.2, each Director shall be elected by an ordinary resolution at an annual general meeting (or an extraordinary general meeting called for that purpose), provided that, if, at the time the Company files its definitive proxy statement for any general meeting of the Company, the number of persons who are at such time validly nominated in accordance with these Articles for election or re-election as Directors (such persons collectively, the “Director Nominees”) exceeds the number of Directors to be elected at such general meeting in accordance with Article 73, 83, 87 and 88 (the “Available Director Positions” and such an election, a “contested election”), then those Director Nominees in number equal to the Available Director Positions who receive the highest number of votes in favour of their election (whether or not such votes in favour represent, with respect to each such Director Nominee, a majority of the votes cast in respect of the election of such Director Nominee) by the members present in person or represented by proxy at such meeting and entitled to vote on the election of Directors shall be appointed as Directors. For clarity, notwithstanding the withdrawal of any nominations for Directors in a contested election subsequent to the time the Company files its definitive proxy statement, the plurality voting provisions of the proviso in this Article 88.1 will continue to apply to the election of Directors at any such meeting.

88.2	Subject to Article 73, the Directors may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an additional Director. A Director so appointed shall hold office only until the next following annual general meeting and, if not then re-elected, shall vacate office and shall not be taken into account in determining the Directors who are to retire by rotation at the meeting.

89	Disqualification & Removal of Directors

89.1	The office of a Director shall be vacated ipso facto if:

89.1.1	he ceases to be a Director by virtue of any provision of the Act or he becomes disqualified or otherwise prohibited by law from being a Director;

89.1.2	he becomes restricted pursuant to the provisions of Part 14 of the provisions of the Act;

89.1.3	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

89.1.4	in the opinion of a majority of his co-Directors the health of the Director is such that he can no longer be reasonably regarded as possessing an adequate decision-making capacity so that he may discharge his duties as a Director;

89.1.5	he resigns his office by notice to the Company or, having been appointed for a fixed term, the term expires or his office as a director is vacated pursuant to Article 83.3;

89.1.6	he is convicted of an indictable offence and the Directors determine that as a result of such conviction he should cease to be a Director;

89.1.7	he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and the Directors pass a resolution that by reason of such absence he has vacated office; or

89.1.8	he is required in writing by three-quarters of his co-Directors to resign, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company. In calculating the number of Directors who are required to require his resignation, any alternate appointed by him acting in his capacity as such shall be excluded.

89.2	Upon the termination of a person’s appointment as a Director under these Articles that person’s membership of any committee of the Company shall forthwith automatically terminate without the requirement for notice or other action on the part of the Company.

89.3	The Company may, by ordinary resolution of which notice has been given in accordance with the provisions of the Act, remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by ordinary resolution appoint another Director in his stead. The person appointed shall be subject to retirement at the same time as if he had become a Director on the date on which the Director in whose place he is appointed was last appointed a Director. Nothing in this Article 89.3 shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any appointment terminating with that of Director.

PART XIV - DIRECTORS’ OFFICES AND INTERESTS

90	Executive Offices

90.1	The Directors may appoint one or more of their body to be the holder of any executive office (except that of auditor) in the Company and may enter into an agreement or arrangement with any such director for his employment by the Company, or any of its subsidiaries or for the provision by him of any services outside the scope of ordinary duties of a director. Any such appointment, agreement or arrangement may be on such terms (including, without limitation, terms as to remuneration) and for such period as the Directors may determine and, without prejudice to the terms of any agreement entered into in any particular case, may at any time revoke any such appointment.

90.2	A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

90.3	Any appointment of a Director to an executive office shall automatically terminate if he ceases to be a Director but without prejudice to any rights or claims which he may have against the Company by reason of such termination.

91	Directors’ Interests

91.1	Subject to the provisions of the Act and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

91.1.1	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

91.1.2	may hold any other office or place of profit under the Company (otherwise than as auditor) and may act by himself or his firm in a professional capacity for the Company and he and / or his firm shall be entitled to remuneration for professional services as if he were not a director on such terms as the Directors shall arrange;

91.1.3	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company thereof is otherwise interested; and

91.1.4	shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate unless the Company otherwise directs and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

91.2	Subject to the provisions of the Act, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. The nature of a Director’s interest must be declared by him at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, at the next meeting of the Directors held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made at the first meeting of the Directors held after he becomes so interested.

91.3	A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

91.4	For the purposes of this Article:

91.4.1	a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

91.4.2	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

92	Restriction on Director’s Voting

92.1	Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has (to his knowledge), directly or indirectly, an interest which is material or a duty which, in a material way, conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote.

92.2	Notwithstanding the provisions of Article 92.1, a Director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:

92.2.1	the giving of any security, guarantee or indemnity to him in respect of money lent by him or any other person at the request of or for the benefit of the Company or any of its subsidiary or associated companies or obligations incurred by him or any other person at the request of or for the benefit of the Company or any of its subsidiary or associated companies;

92.2.2	the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary or associated companies for which he himself has assumed responsibility in whole or in part, and whether alone or jointly with others, under a guarantee or indemnity or by the giving of security;

92.2.3	any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary or associated companies for subscription, purchase or exchange in which offer he is entitled to participate as a holder of securities or is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

92.2.4	any proposal relating to of any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of, nor has an interest (within the meaning of the Act) in, one per cent. or more of (x) the issued shares of any class of the equity share capital of such company, or (y) the voting rights available to members of such company (or of a third company through which his interest is derived), any such interest being deemed for the purposes of this Article to be a material interest in all circumstances;

92.2.5	any proposal relating to the adoption, modification or operation of a pension or superannuation fund or retirement, death or disability benefits scheme under which he may benefit in a manner similar to the benefits awarded to other employees to whom the scheme relates or which has been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate Revenue authorities;

92.2.6	any proposal relating to the adoption, modification or operation of any scheme for enabling employees (including full time executive Directors) of the Company and / or any subsidiary or associated company thereof to acquire shares in the Company or any of its subsidiary or associated companies under which he benefits or may benefit in a manner similar to the benefits awarded to other employees to whom the scheme relates or which has been approved by or is subject to and is conditional upon approval for taxation purposes by the appropriate Revenue authorities; or

92.2.7	any proposal concerning the giving of any indemnity pursuant to Article 131 or concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or for the benefit of persons including Directors.

92.3	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under Article 92.2.4) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

92.4	If a question arises at a meeting of Directors or of a committee of Directors as to the materiality of a Director’s interest or as to the right of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may, before the conclusion of the meeting, be referred to the chairperson of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive. In relation to the chairperson, such question may be resolved by a resolution of a majority of the Directors (other than the chairperson) present at the meeting at which the question first arises.

92.5	The Company by ordinary resolution may suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

92.6	For the purposes of this Article, an interest of a person who is connected with a Director, within the meaning of Section 220 of the Act shall be treated as interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director. A shareholding in, or any interest in debentures or other securities of, the Company of a Director, or of a person who is connected with a Director within the meaning of Section 220 of the Act shall not be deemed to be a material interest for the purposes of this Article.

92.7	Nothing in Section 228(1)(e) of the Act shall restrict a Director from entering into any commitment which has been approved by the Directors (or which has been approved pursuant to any authority delegated by the Directors in accordance with Part XII of these Articles). It shall be the duty of each Director to obtain prior approval of the Directors before entering into any commitment permitted by Section 228 of the Act.

93	Entitlement to Grant Pensions and Purchase Insurance

93.1	The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary or associated company of the Company or a predecessor in business of the Company or of any such subsidiary or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any of such benefits and for such purposes any Director may accordingly be, become or remain a member of, or rejoin any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

93.2	Subject to the provisions of Article 131, the Directors shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time, directors, officers, or employees of the Company or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company, or any such other company or such subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

PART XV - PROCEEDINGS OF DIRECTORS

94	Regulation and Convening of Directors’ Meetings

94.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. If the Directors so resolve, it shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director who, being a resident of the State, is for the time being absent from the State.

94.2	Notice of a meeting of the Directors shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing by delivery, post, facsimile, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose.

95	Quorum for Directors’ Meetings

95.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be two. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum but, notwithstanding that such person may act as alternate Director for more than one Director, he shall not count as more than one for the purposes of determining whether a quorum is present.

95.2	The continuing Directors or a sole Director may act notwithstanding any vacancies in their number but, if the number of Directors is less than the number fixed as the quorum, they may act only for the purpose of filling vacancies or of calling a general meeting.

96	Voting at Directors’ Meetings

96.1	Questions arising at any meeting of Directors shall be decided by a majority of votes. Each Director present and voting shall have one vote. Where there is an equality of votes, the chairperson of the meeting shall have a second or casting vote. A Director who is also an alternate Director for one or more Directors shall be entitled, in the absence of any such appointor from a meeting, to a separate vote at such meeting on behalf of each such appointor in addition to his own vote.

96.2	Each Director present at a meeting of Directors shall, in addition to his own vote, be entitled to one vote in respect of each other Director not present at the meeting who shall have authorised him (the “Authorised Director”) in respect of such meeting to vote for such other Director in the absence of such other Director, provided that:

96.2.1	no Authorised Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to any such authority if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Authorised Director proposes to vote pursuant to the provisions of such authority;

96.2.2	any such authority may specifically provide that, in the absence of the Authorised Director from any meeting, his alternate, if present at the meeting, may exercise the authority instead of the Authorised Director and unless such provision is so made, no alternate Director of the Authorised Director shall be entitled to exercise any such authority on his behalf; and

96.2.3	if, pursuant to any of the provisions of this Article, an alternate Director shall become authorised to exercise any vote, he shall not be entitled to authorise any person other than himself to exercise such vote.

96.3	Any such authority may relate generally to all meetings of the Directors or to any specified meeting or meetings and must be in writing and may be sent by delivery, post, facsimile, electronic mail or any other means of communication approved by the Directors. The authority must be delivered to the Secretary for filing prior to or must be produced at the first meeting at which a vote is to be cast pursuant thereto.

97	Telecommunication Meetings

Any Director or alternate Director may participate in a meeting of the Directors or any committee of the Directors by means of conference telephone, video link or other telecommunications equipment by means of which all persons participating in the meeting can hear each other speak and such participation in a meeting shall constitute presence in person at the meeting.

98	Chairperson of Meetings of Directors

Subject to any appointment to the office of chairperson made pursuant to these Articles, the Directors may elect a chairperson of their meetings and determine the period for which he is to hold office, but if no such chairperson is elected, or, if at any meeting the chairperson is unwilling to act or is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairperson of the meeting.

99	Validity of Acts of Directors

All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified from holding office or had vacated office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

100	Directors’ Resolutions or other Documents in Writing

A resolution or other document in writing signed by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors and such resolution or other document signed by a Director may be delivered or transmitted to the Company (unless the Directors shall otherwise determine either generally or in any specific case) by post, facsimile, electronic mail or other means approved by the Directors, provided the contents of such resolution or other document, including the actual signature thereto, are, to the satisfaction of the Secretary, clear and visible therein. A resolution or other document(s) signed by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XVI - THE SECRETARY

101	Appointment of Secretary

The Secretary shall be appointed by the Directors for such term, at such remuneration, and upon such conditions as they may think fit and any Secretary so appointed may be removed by them and a new Secretary appointed in his place.

102	Assistant Secretary

The Directors, at any time and from time to time, may appoint one or more assistant or deputy secretaries and any provision in these Articles requiring or authorising a thing to be done or determination to be made by or to the Secretary shall be satisfied by it being done by or to or made by any such assistant or deputy secretary.

PART XVII - SEALS OF THE COMPANY

103	Use of Seals

The Directors shall ensure that the common seal of the Company and any official securities seal kept pursuant to the Act shall only be used by the authority of the Directors or of a committee authorised by the Directors.

104	Signature of Sealed Instruments

104.1	Every instrument to which either the common seal of the Company or any official securities seal kept pursuant to the Act shall be affixed shall be signed by a Director and shall also be signed by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature provided that in any such case the certificate to be sealed shall have been approved for sealing by the Secretary or by the registrar of the Company or by the Auditors or by some other person appointed by the Directors for this purpose in writing (and, for the avoidance of doubt, it is hereby declared that it shall be sufficient for approval to be given and / or evidenced either in such manner (if any) as may be approved by or on behalf of the Directors or by having certificates initialled before sealing or by having certificates presented for sealing accompanied by a list thereof which has been initialled in each case by or on behalf of the Directors).

104.2	For the purposes of this Article 104, any instrument in electronic form to which the seal is required to be affixed, shall be sealed by means of an advanced electronic signature based on a qualified certificate of a Director and the Secretary or of a second Director or by some other person appointed by the Directors for the purpose.

105	Seal for Use Abroad

The Company may exercise the powers conferred by the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

PART XVIII - DIVIDENDS AND RESERVES

106	Declaration of Dividends

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Directors.

107	Interim and Fixed Dividends

Subject to the provisions of the Act the Directors may from time to time pay to the members interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise howsoever), relating to the application, or the priority of application, of the Company's profits available for distribution or to the declaration, or as the case may be the payment of dividends by the Company and no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

108	Reserves

The Directors may before recommending any dividend, whether preferential or otherwise, carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to a reserve may be applied from time to time, at the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may elect to carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to divide.

109	Scrip Dividends

109.1	The Directors may, subject to approval by the Company by ordinary resolution (and provided that an adequate number of unissued Ordinary Shares is available for the purpose), prior to or contemporaneously with the announcement of the dividend in question, offer Holders of Ordinary Shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional Ordinary Shares credited as fully paid. In any such case, the following provisions shall apply:

109.1.1	Any such resolution of the Company may specify that the said right of election shall apply to a particular dividend or dividends or to all or any dividends falling to be declared or paid during a specified period, provided that such period shall expire no later than fifteen months after the date on which such resolution is passed or on the date of the holding of the next following annual general meeting, whichever is the first to occur, unless previously renewed, varied or revoked by the Company in general meeting.

109.1.2	The basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient but subject always to the Act the value of the additional Ordinary Shares to be allotted in lieu of any amount of cash dividend shall equal the cash amount of the dividend foregone (disregarding any tax credit attaching to the dividend). The said basis of allotment may, at the absolute discretion of the Directors, be exclusive of any fractional entitlements or, alternatively, may provide for a rounding up to the nearest number of Ordinary Shares, notwithstanding that the value thereof (as determined in accordance with Article 109.1.3) may be greater than the cash amount of the dividend.

109.1.3	The value of the Ordinary Shares shall be determined by the Directors by reference to the average of the Reference Prices of Ordinary Shares for the five Business Days commencing on the date on which the Ordinary Shares are quoted ex the relevant dividend or, in the event that this shall, in the opinion of the Directors, be impracticable, in such manner as the Directors may determine, taking into account, if appropriate, the price at which any recent dealing in the shares of the Company took place. For the purposes of this Article, the expression “Reference Price” shall mean, in respect of any Business Day on which there shall be a dealing on the New York Stock Exchange or London Stock Exchange (as the Directors may determine) in respect of Ordinary Shares, the closing quotation price in respect of such shares for such Business Day as published in the London Stock Exchange Daily Official List or by the New York Stock Exchange (or any successor to them) as appropriate and, in respect of any Business Day on which there shall be no such dealing, the price which is equal to (x) the mid-point between the high and low market guide prices in respect of such shares for such Business Day as published in the London Stock Exchange Daily Official List or by the New York Stock Exchange (or any successor to them) as appropriate, or (y) if there shall be only one such market guide price so published, the market guide price so published.

109.1.4	The Directors shall give notice in writing to the Holders of Ordinary Shares of any right of election afforded to them and shall send with or following such notice forms of election and specify the procedure to be followed (including, if so permitted, procedures for the retraction of an election), the place or places at which and the latest dates and times by which duly completed forms of election must be lodged in order to be effective (such dates or times to be different only to the extent that it is necessary to allow for the transmission of information to Dublin or for time differences between different places at which such forms may be lodged). Any such notice may be given prior to the general meeting at which approval for the right of election is to be given and subject to such approval being given. Any election by a member will be binding on every successor in title to the shares in respect of which the election is made. The Directors may also issue forms under which Holders of Ordinary Shares may elect to receive Ordinary Shares instead of cash both in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined) and dividends already declared and resolved.

109.1.5	The cash dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on any Ordinary Shares in respect of which the share election has been duly exercised (the “Elected Ordinary Shares”) and in lieu thereof additional Ordinary Shares (but not any fraction of any Ordinary Share) shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or undenominated capital or capital redemption reserve fund) or profit and loss account, whether or not the same is available for distribution as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted and premium (if any) on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the Elected Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits hereinbefore mentioned shall have the same effect as if such capitalisation had been declared by a resolution passed at a general meeting of the Company.

109.1.6	The additional Ordinary Shares so allotted will rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regards any rights attaching to such Ordinary Shares by reference to a record date prior to the date of allotment.

109.1.7	The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation with full power for the Directors to make such provisions as they think fit in the case of shares becoming distributable in fractions (including, without limitation, provisions whereby, in whole or in part, the fractional entitlements are disregarded and the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned. The Directors may, in their absolute discretion if it shall in their opinion seem expedient, suspend or terminate (whether temporarily or otherwise) such right to elect and may do such acts and things considered necessary or expedient with regard to, or in order to effect, any such suspension or termination.

109.1.8	Notwithstanding the foregoing, the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances, that the dividend shall be payable wholly in cash and if they so determine, all elections made shall be disregarded. The relevant dividend shall, in any event, be payable wholly in cash if the Ordinary Shares cease to be listed or dealt in on the Stock Exchange at any time prior to the due date of issue of the additional Ordinary Shares or if such listing is suspended and not reinstated at least three Business Days prior to the date immediately preceding the due date of such issue.

109.1.9	Notwithstanding anything to the contrary in this Article, the Directors may make such exclusions from any offer of rights of election to Holders of Ordinary Shares as they may think necessary or expedient in the light of any legal, regulatory or practical problems under the laws or regulations of any territory or jurisdiction or the requirements of any regulatory body or stock exchange and may in particular, on any occasion, determine that rights of election shall not be offered to any Holders of Ordinary Shares who are citizens or residents of any territory where the making or publication of an offer of rights of election or any exercise of rights of election or any purported acceptance of rights of election would or might be unlawful and in such event the provisions aforesaid shall be read and construed subject to such determination.

110	Apportionment of Dividends

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on a share.

111	Deductions from Dividends

The Directors may deduct from any dividend or other monies payable to any member in respect of a share any monies presently payable by him to the Company in respect of that share.

112	Dividends in Specie

A general meeting declaring a dividend may, upon the recommendation of the Directors, direct that it shall be satisfied wholly or partly by the distribution of assets (and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to the distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof, in order to adjust the rights of all the parties, and may determine that cash payments shall be made to any members upon the footing of the value so fixed and may vest any such specific assets in trustees.

113	Payment of Dividends and Other Monies

113.1	Any dividend or other monies payable in cash in respect of any share (whether in USD or in any other currency) may be paid by such method as the Directors in their absolute discretion may decide, at the risk of the Holder or Holders entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such payment shall be made payable to the order of the person to whom it is sent and such payment shall be a good discharge to the Company. The Directors may also, in circumstances which they consider appropriate, arrange for payment of dividends or any other payments to any particular Holder or Holders by electronic funds transfer, bank transfer or by any other method selected by the Directors from time to time and in such event the debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligations in respect of any payment made by such methods.

113.2	If payments are to be made by electronic transfer to an account (of a type approved by the Directors) nominated by a Holder or Holders but no such account is nominated by the Holder or Holders, or an electronic transfer into a nominated account is rejected or refunded, the Company may credit the amount payable to an account of the Company until the Holder or Holders nominates a valid account.

113.3	An amount credited to an account under Article 113.2 is to be treated as having been paid to the Holder or Holders at the time it is credited to that account. The Company will not be a trustee of the money and no interest will accrue on the money.

113.4	Payment by electronic transfer, cheque or warrant, or in any other way, is made at the risk of the person who is entitled to the money. The Company is treated as having paid a dividend if a payment using electronic or other means approved by the Directors is made in accordance with instructions given by the Company or if such a cheque or warrant is cleared. The Company will not be responsible for a payment which is lost or delayed.

113.5	In respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the Holder or Holders in such manner as the Company shall from time to time consider sufficient, the Company may also pay any such dividend interest or other moneys by means of the relevant system concerned (subject always to the facilities and requirements of that relevant system). Every such payment made by means of the relevant system shall be made in such manner as may be consistent with the facilities and requirements of the relevant system concerned. Without prejudice to the generality of the foregoing, in respect of shares in uncertificated form, such payment may include the sending by the Company or by any person on its behalf of an instruction to the operator of the relevant system to credit the cash memorandum account of the Holder or Holders.

113.6	Any dividend or other payment to any particular Holder or Holders may be paid in such currency or currencies, other than Euro, as may from time to time be determined by the Directors and at the sole risk of the person or persons entitled thereto, and any such payment shall be made in accordance with such rules and regulations (including, without limitation, in relation to the conversion rate or rates) as may be determined by the Directors in relation thereto.

113.7	Any joint Holder or other person jointly entitled to a share as aforesaid may give effectual receipts for any dividend or other monies payable on or in respect of the share.

113.8	If on at least three consecutive occasions, cheques, warrants, or transfers in respect of payment of dividends or other monies payable on or in respect of any share have been despatched in accordance with the provisions of this Article but have been returned undelivered or left uncashed during the periods for which they were valid, the Company need not thereafter despatch further cheques, warrants or transfers in payment of dividends or other monies payable on or in respect of the share in question until the member or other person entitled thereto shall have communicated with the Company and supplied in writing to the Secretary an address or account details as appropriate for the purpose.

114	Dividends Not to Bear Interest

No dividend or other monies payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

115	Payment to Holders on a Particular Date

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same may be payable to the persons registered as the Holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall mutatis mutandis apply to capitalisations to be effected in pursuance of these Articles (including, without limitation, pursuant to the provisions of Article 109).

116	Unclaimed Dividends

Any dividend which has remained unclaimed for twelve years from the date the dividend became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other monies payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. Any dividend, interest or other sum payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

PART XIX – POWER TO CAPITALISE

117	Capitalisation of Non-Distributable Profits and Reserves

117.1	Subject to the Act, the board may with the authority of an ordinary resolution of the Company:

117.1.1	subject to the provisions of this Article, resolve to capitalise any of the Company’s profits available for distribution and/or any sum, for the time being, standing to the credit of any of the Company’s other reserves, reserve accounts or funds, by whatever name called and whether distributable or non-distributable (including, without limitation, the share premium account, the undenominated capital account, any unrealised revaluation reserves, any capital redemption reserves and any merger reserves), if any; (b) appropriate the sum resolved to be capitalised to the members or any class of members on the record date specified in the relevant board resolution who, unless provided otherwise, would have been entitled to it if it were distributed by way of dividend and in the same proportions;

117.1.2	apply that sum on behalf of the members or the members of any class either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full shares, debentures or other obligations of the Company of a nominal value or nominal value plus share premium, as the case may be, equal to the sum capitalised, but the share premium account, the undenominated capital account, any revaluation reserves, any capital redemption reserves, any merger reserves and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up in full unissued shares to be allotted to the members or the members of any class of a nominal value or nominal value plus share premium equal to the sum capitalised;

117.1.3	allot the shares, debentures or other obligations credited as fully paid to those members or members of any class, or as they may direct, in those proportions, or partly in one way and partly in the other;

117.1.4	where shares or debentures become, or would otherwise become, distributable under this Article in fractions, make such provision as they think fit for any fractional entitlements including without limitation authorising their sale and transfer to any person, resolving that the distribution be made as nearly as practicable in the correct proportion but not exactly so, ignoring fractions altogether or resolving that cash payments be made to any members in order to adjust the rights of all parties;

117.1.5	authorise any person to enter into an agreement with the Company on behalf of all the members or members of any class concerned providing for either:

(a)	the allotment to the members or members of any class respectively, credited as fully paid, of any shares, debentures or other obligations to which they are entitled on the capitalisation; or

(b)	the payment up by the Company on behalf of the members or members of any class of the amounts, or any part of the amounts, remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under that authority shall be binding on all such members or members of any class, as the case may be; and

117.1.6	generally do all acts and things required to give effect to the ordinary resolution.

118	Implementation of Capitalisation Issues

Whenever such a resolution is passed in pursuance of the preceding Article, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company and / or to or for the benefit of the members otherwise entitled to such fractions in due proportions) and also to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such members.

PART XX - NOTICES

119	Notices in Writing

Subject to the Act and except where otherwise expressly provided for in these Articles, any notice, document or information to be given, served or delivered by the Company pursuant to these Articles shall be in writing in a paper copy or, subject to Article 121, in electronic form.

120	Service of Notices

120.1	A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company (or any agent / the registrar of the Company acting on its behalf):

120.1.1	by handing it to him or his authorised agent;

120.1.2	by leaving it at his registered address;

120.1.3	by sending it by post in a pre-paid cover addressed to him at his registered address;

120.1.4	by sending it by means of electronic mail or other means of electronic communication approved by the Directors to the address of the member notified to the Company by the member for such purpose; or

120.1.5	by displaying it on a website (except a share certificate), the address of such shall be notified to the members in writing.

120.2	Where a notice or document is given, served or delivered pursuant to Article 120.1.1 or Article 120.1.2, the giving, service or delivery thereof shall be deemed to have been effected at the time it was handed to the member or his authorised agent, or left at his registered address (as the case may be).

120.3	Where a notice or document is given, served or delivered pursuant to Article 120.1.3, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours after the cover containing it was posted. In proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

120.4	Where a notice or document is given, served or delivered pursuant to Article 120.1.4, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twelve hours after despatch.

120.5	If a notice or document (other than a share certificate) is displayed on a website pursuant to Article 120.1.5 it is treated as being delivered when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

120.6	Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to Article 120.1.4, if sent to the address notified to the Company by the member for such purpose notwithstanding that the Company may have notice of the death, incapacity, bankruptcy, liquidation or disability of such member.

120.7	Without prejudice to the provisions of Article 120.1 and Article 120.2, if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice issued through an RIS and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said notice is issued by such RIS. In any such case, the Company shall put a full copy of the notice of the general meeting on its website and shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practical so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services and if at least ninety-six hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously so affected, has again, in the opinion of the Directors, become practical, the Directors shall forthwith send confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

120.8	At the option of the Company, and where appropriate means are available, notice may also be served on any particular Holder or Holders by means of facsimile, electronic mail or other such means as may be available.

120.9	Notwithstanding anything contained in this Article, the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

121	Use of Electronic Communication

121.1	Any requirement in these Articles or otherwise for the consent of a member, to be obtained or given, in respect to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company’s audited account and the directors’ and auditor’s reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within four weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such consent at any time by requesting the Company to communicate with him/her in documented form; provided however, that such revocation shall not take effect until ten days after written notice of the revocation is received by the Company.

121.2	Notwithstanding any other provision of these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, any officer of the Company, a member or any other person) is required or permitted by these Articles or otherwise to give or receive information in writing, such information may be given or received in electronic form, whether as an electronic communication or otherwise in such manner or form and subject to such restrictions as the Directors shall determine from time to time in their absolute discretion and subject to the following provisions of this Article.

121.3	Subject to Article 120.1.4, the manner or form (including any relevant restrictions) of or relating to electronic communication between the Company, the Directors, the Secretary, the officers of the Company, the members or any other person shall be governed by such terms and conditions of electronic communication as may be made by the Directors at any time and from time to time. The Directors may at any time supplement, vary or revoke any such terms and conditions.

121.4	The Company and its Directors, Secretary or officers shall not be compelled to receive or to send electronic communications or information in electronic form under these Articles or otherwise until such time as the Directors shall have advised (pursuant to any terms and conditions of electronic communication or otherwise) the recipient or giver, as the case may be, in writing of the manner, form and restrictions (if any) by which such information may be sent or received.

121.5	The terms and conditions of electronic communication issued by the Directors pursuant to this Article may include, without limitation, provisions designed to:

121.5.1	ensure the security of electronic communication;

121.5.2	establish and authenticate the identity of the giver or recipient, as the case may be, of the information;

121.5.3	record the consent of the giver or recipient, as the case may be, of the information by electronic means or in electronic form; and

121.5.4	prescribe the method of determining the date and time at which any electronic communication is to be treated as sent or received.

121.6	For the avoidance of doubt, any giver or recipient of information who has notified the Company in writing of his election to give or receive information in electronic form whether as an electronic communication or otherwise may at any time, by notice given in accordance with the terms and conditions of electronic communication issued by the Directors, elect to give or receive the information in any one of the other forms permitted by these Articles.

121.7	An electronic communication shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.

121.8	Nothing in the preceding provisions of this Article 121 shall affect any requirement of the Act or any other laws that a particular offer, notice or other document be served in any particular manner.

122	Service on Joint Holders

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

123	Service on Transfer or Transmission of Shares

123.1	Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register in respect of the share, has been duly given to a person from whom he derives his title provided that the provisions of this Article shall not apply to any notice served under Article 12.1 or to any notice served under Article 13 unless, under the provisions of Article 13.2, it is a notice which continues to have effect notwithstanding the registration of a transfer of the shares to which it relates.

123.2	Without prejudice to the provisions of these Articles allowing a meeting to be convened by notice issued by an RIS, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

124	Signature to Notices

The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

125	Deemed Receipt of Notices

A member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of shares in the Company, shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXI - WINDING UP

126	Distribution on Winding Up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. If in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the assets shall be distributed among the members in accordance with Article 3. Provided that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

127	Distribution in Specie

If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Act divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as he, with the like sanction determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXII - MISCELLANEOUS

128	Inspection and Confidentiality

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or authorised by the Directors or by the Company in general meeting and no member (not being a Director) shall be entitled to require discovery of or receive any information concerning any detail of the business, assets, property, trading or customers of the Company or any subsidiary or associated company thereof or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of business by the Company or any subsidiary or associated company thereof and which, in the opinion of the Directors, it would be inexpedient in the interests of the members of the Company to communicate to the public.

129	Destruction of Records

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of address at any time after the expiration of two years from the date of recording thereof and all share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation. It shall be conclusively presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:

129.1	the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

129.2	nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

129.3	references herein to the destruction of any document include references to the disposal thereof in any manner.

130	Untraced Shareholders

130.1	The Company shall be entitled to sell at the best price reasonably obtainable any share of a Holder, or any share to which a person is entitled by transmission, if and provided that:

130.1.1	for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder, or to the person entitled by transmission to the share, at his address on the Register or otherwise the last known address given by the Holder, or to the person entitled by transmission, to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Holder, or the person entitled by transmission, (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

130.1.2	the Company has, on or after the expiration of the said period of twelve years, by advertisement in a national newspaper both in the State and in the United Kingdom, and in a newspaper circulating in the area in which the address referred to in Article 130.1.1 is located, given notice of its intention to sell such share;

130.1.3	the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Holder or person entitled by transmission; and

130.1.4	the Company has first given notice in writing to the New York Stock Exchange and the London Stock Exchange of its intention to sell such share.

130.2	To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase monies nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

130.3	The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all monies in respect thereof to a separate account which shall be a debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Monies carried to such separate account may either be employed in the business of the Company or invested in such investments as the Directors may from time to time think fit.

130.4	Where a share, which is to be sold as provided in this Article 130, is held in uncertificated form, the Directors may authorise some person to do all that is necessary to change such share into certificated form prior to its sale under this Article.

131	Indemnity

131.1	Subject to the provisions of and so far as may be permitted by the Act every present or former Director and every present or former Secretary of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court.

131.2	As far as permissible under the Act, the Company shall indemnify any current or former executive or officer of the Company (excluding any present or former Director or Secretary) or any person who is serving or has served at the request of the Company as a director, executive, officer or trustee of another company, joint venture or other enterprise, including any Company subsidiary (each individually, a “Covered Person”) against any expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, to which he or she was, is, or is threatened to be, made a party, or is otherwise involved, by reason of the fact that he or she is or was a Covered Person.

131.3	In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify, to the fullest extent permitted by the Act, each Covered Person against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the Court or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

131.4	Any indemnification under this Article 131 (unless ordered by a court) shall be made by the Company only as authorised in the specific case upon a determination that indemnification of the Covered Person is proper in the circumstances because such person has met the applicable standard of conduct set forth in this Article 131. Such determination shall be made by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that any Covered Person has been successful on the merits or otherwise in defence of any proceeding, or in defence of any claim, issue or matter therein, such Covered Person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without necessity of authorisation in the specific case.

131.5	As far as permissible under the Act, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in this Article 131 shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of a written affirmation by or on behalf of the particular indemnitee of a good faith belief that the criteria for indemnification have been satisfied and a written undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorised by these Articles.

131.6	It being the policy of the Company that indemnification of the persons specified in this Article 131 shall be made to the fullest extent permitted by law, the indemnification provided by this Article 131 shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the memorandum of association, these Articles, any agreement, any insurance purchased by the Company, any vote of members or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, (b) of the power of the Company or any of its subsidiaries to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth, or (c) of any amendments or replacements of the Act which permit for greater indemnification of the persons specified in this Article 131 and any such amendment or replacement of the Act shall hereby be incorporated into these Articles. As used in this Article 131.6, references to the “Company” include all constituent companies in a scheme of arrangement, consolidation or merger in which the Company or any predecessor to the Company by scheme of arrangement, consolidation or merger was involved. The indemnification provided by this Article 131 shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of their heirs, executors, and administrators.

131.7	The Company may additionally indemnify any employee or agent of the Company or any director, executive, officer, employee or agent of any of its subsidiaries to the fullest extent permitted by law.

132	Arrangements in respect of the listing of the Company’s Ordinary Shares in the US

132.1	Subject to Article 132.2, immediately prior to or upon the listing of the Company’s Ordinary Shares on the New York Stock Exchange (the “US Listing”) becoming effective (the “Effective Time”), the legal title to each Euroclear Share shall be automatically transferred (without any further action by Euroclear Nominees) as follows:

132.1.1	in respect of such number of Euroclear Shares as is equal to the number of Euroclear Shares represented by CDIs, legal title to such Euroclear Shares shall be transferred to Cede & Co., which will be recorded in the Register as the Holder of all such Euroclear Shares (as nominee for DTC), to be held pursuant to the rules and regulations of DTC on behalf of CTCNA (or such other person as the Directors may nominate) (the “DI Custodian”), as custodian for Computershare Investor Services plc (or such other person as the Directors may nominate) (the “DI Depositary”), which shall hold its interest(s) in such Euroclear Shares on trust as bare trustee under English law for the participants in the CREST System (“CREST Participants”) credited with the relevant CDI(s) on the US Listing Record Date against the issue to such CREST Participants of depositary interests operated by the DI Depositary (each representing an entitlement to one underlying Ordinary Share in the Company) (a “Depositary Interest”) under the arrangements described in the Company's prospectus as approved by the Financial Conduct Authority of the United Kingdom prior to the date of adoption of these Articles (the “Prospectus”) and the relevant Depositary Interests will be issued subject to and governed by the terms and conditions of the DI Deed (as defined in the Prospectus); and

132.1.2	in respect of all Euroclear Shares other than those transferred pursuant to Article 132.1.1, the Directors, acting in their absolute discretion on or before the Effective Time, shall be authorised to determine that legal title to such Euroclear Shares shall be transferred in accordance with this Article 132 either:

(a)	severally, to the EB Participants (or such other person as the Directors may nominate) which are interested in such Euroclear Shares on the US Listing Record Date, with each such EB Participant being recorded in the Register as the sole Holder of such number of Euroclear Shares as that EB Participant was interested on the US Listing Record Date (and each such EB Participant, or their nominee, shall be deemed to have consented to becoming a member of the Company for the purpose of section 168(2) of the 2014 Act), and all such Euroclear Shares shall automatically become held in registered form in accordance with Article 15 without any further action by Euroclear Nominees, such EB Participant or the Company (or by the Company’s appointed registrar or transfer agent); and/or

(b)	to Cede & Co., which will be recorded in the Register as the Holder of all such Euroclear Shares (as nominee for DTC), to be held pursuant to the rules and regulations of DTC on behalf of the relevant entity through which Euroclear Bank holds its DTC participant account at the Effective Time, operating as investor central securities depository, which will hold its interests in such Euroclear Shares on behalf of the EB Participants interested in the relevant Euroclear Shares on the US Listing Record Date (and each EB Participant will continue to hold the same number of Belgian Law Rights (each representing one underlying Ordinary Share in the Company) as it did on the US Listing Record Date).

132.2	Nothing in Article 132.1 shall apply to any Ordinary Share which the Directors, acting in their absolute discretion on or before the Effective Time, determine to be a Restricted Share. Instead, the Directors are irrevocably instructed and authorised to make such arrangements as they, acting in their absolute discretion, consider necessary, desirable or appropriate in relation to any Restricted Share(s) so that, following the Effective Time, such Restricted Share(s) are held in a manner that facilitates the effectiveness of the US Listing. The power conferred on the Directors pursuant to this Article 132.2 shall include, but is not limited to, (i) the power to convert any such Restricted Shares to registered form in accordance with Article 15.1 and (ii) the power to transfer, as attorney and/or agent on behalf of any Restricted Shareholder, legal title to any Restricted Share to such third party as the Directors may reasonably determine, in each case in order to comply with applicable US federal securities laws, the rules and regulations of DTC or any other applicable law.

132.3	All mandates, preferences, elections and instructions of Holders of Ordinary Shares relating to the payment currency of dividends, notices and other communications which are in force immediately prior to the Effective Time will, to the extent reasonably possible, be continued after the Effective Time unless and until varied or revoked by such Holder at any time thereafter.

132.4	To give effect to the US Listing, each Holder of Ordinary Shares is deemed to have consented and agreed to the following:

132.4.1	the Company is irrevocably instructed and authorised to appoint any person (including the Secretary and any officer or employee of the Company or the registrar to the Company) as attorney and/or agent for the Holders of the Ordinary Shares (or any subsequent Holder or any nominee of such Holder or any such subsequent Holder) to take all such actions and do all such other things and execute and deliver all such documents and electronic communications as may be required or as may, in the opinion of such attorney or agent, be necessary or desirable to give full effect to the provisions of this Article 132, including but not limited to executing and delivering as transferor any instrument of transfer, form of register removal or instructions of transfer whether in written or electronic form on behalf of the relevant Holder (or any subsequent Holder or any nominee of such Holder or any such subsequent Holder) in favour of any person (including any transfer of legal title to Euroclear Shares to Cede & Co. (as nominee for DTC) as contemplated in Articles 132.1.1 or 132.1.2(b), any transfer of legal title to any Euroclear Share to any EB Participant (or any nominee of such EB Participant) as contemplated in Article 132.1.2(a) or any transfer of legal title to any Restricted Shares as contemplated in Article 132.2) and any such attorney and/or agent shall be entitled to certify on behalf of the relevant Holder that any such instrument of transfer, form of register removal or instructions of transfer will not result in a change in beneficial ownership of the underlying Ordinary Shares and that such transfer is not made in contemplation of a sale; and

132.4.2	the registrar to the Company and/or the Secretary may complete the registration of the transfer of legal title to any Ordinary Share as described in this Article 132 by registering the relevant Ordinary Shares in the name of the transferee in the Register without having to furnish the former Holder of the Ordinary Shares with any evidence of transfer or receipt.

133	Shareholder rights plan

133.1	Subject to applicable law, the Directors are hereby expressly authorised to adopt any shareholder rights plan (a “Rights Plan”), upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, where the Directors are of the opinion that a Rights Plan could grant them additional time to gather relevant information or pursue strategies in response to or anticipation of, or could prevent, a potential change of control of the Company or accumulation of shares in the Company or interests therein.

133.2	The Directors may exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary shares or preferred shares in the share capital of the Company (“Rights”) in accordance with the terms of a Rights Plan.

133.3	For the purposes of effecting an exchange of Rights for ordinary shares or preferred shares in the share capital of the Company (an “Exchange”), the Directors may:

133.3.1	resolve to capitalise an amount standing to the credit of the reserves of the Company (including, but not limited to, the share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, being an amount equal to the nominal value of the ordinary shares or preferred shares which are to be exchanged for the Rights; and

133.3.2	apply that sum in paying up in full ordinary shares or preferred shares and allot such shares, credited as fully paid, to those holders of Rights who are entitled to them under an Exchange effected pursuant to the terms of a Rights Plan.

133.4	The common law duties of the Directors to the Company are hereby deemed amended and modified such that the adoption of a Rights Plan and any actions taken thereunder by the Directors (if so approved by the Directors) shall be deemed to constitute an action in the best interests of the Company in all circumstances, and any such action shall be deemed to be immediately confirmed, approved and ratified.